This short form prospectus constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Neither the Units offered by the short form prospectus nor the Common Shares or the Warrants comprising the Units nor the Common Shares issuable upon the exercise of the Warrants have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and, subject to certain exceptions, may not be offered for purchase or sale, sold, transferred or otherwise disposed of directly or indirectly within the United States of America, its territories or possessions or to or for the account or benefit of a U.S. Person as defined in Regulation S under the U.S. Securities Act (a “U.S. Person”). This short form prospectus does not constitute an offer to sell or solicitation of an offer to buy any of these securities in the United States of America, its territories or possessions. See “Plan of Distribution”.

New Issue	November 28, 2002
Kinross Gold Corporation

Cdn.$152,500,000

50,000,000 Common Shares and 25,000,000 Share Purchase Warrants

This short form prospectus (the “Prospectus”) qualifies the distribution (the “Offering”) of an aggregate of 50,000,000 units of Kinross Gold Corporation (the “Corporation” or “Kinross”) (the “Units”), each Unit consisting of one common share (a “Common Share”) of Kinross and one-half of one common share purchase warrant of Kinross (a “Warrant”) at a price of Cdn.$3.05 per Unit (the “Offering Price”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated November 21, 2002 among the Corporation and Griffiths McBurney & Partners, CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and Canaccord Capital Corporation (collectively, the “Underwriters”). Each whole Warrant will entitle the holder to purchase one Common Share for a price of Cdn.$5.00 at any time on or prior to five (5) years from the date of the closing of this Offering. The Warrants will be issued in registered form. The Common Shares and the Warrants will separate immediately upon closing of this Offering. (See “Description of Securities Offered”). The Offering Price of the Units has been determined by negotiation between the Corporation and the Underwriters.

The Corporation, TVX Gold Inc. (“TVX”) and Echo Bay Mines Ltd. (“Echo Bay”) have entered into a combination agreement dated as of June 10, 2002, as amended as of July 12, 2002 and November 19, 2002 (the “Combination Agreement”), for the purpose of combining the ownership of their respective businesses and TVX and a subsidiary of TVX have entered into agreements with a subsidiary of Newmont Mining Corporation (“Newmont”) to acquire Newmont’s interest in the TVX Newmont Americas joint venture (such combination and acquisition being hereinafter referred to collectively as the “Combination”). See “Combination of the Corporation, TVX Gold Inc. and Echo Bay Mines Ltd. and Acquisition of the Newmont Interest”.

The completion of the Combination is subject to various conditions, including regulatory and shareholder approvals. There can be no assurance that the Combination will be completed or, if completed, that it will be completed on the terms described in this Prospectus. The Corporation has no obligation to repurchase the Units in the event the Combination is not completed.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “K” and the American Stock Exchange (the “Amex”) under the symbol “KGC”. On November 27, 2002, the closing price of the Common Shares on the TSX was Cdn.$2.66 per share and on the Amex was $1.71 per share. Each of the TSX and the Amex has conditionally approved the listing of the Common Shares and the TSX has conditionally approved the listing of the Warrants. Listing is subject to Kinross fulfilling all of the listing requirements of the TSX on or before February 18, 2003 and all of the listing requirements of the Amex, respectively, including, in the case of the TSX, distribution of the Warrants to a minimum number of public holders.

Price: Cdn.$3.05 per Unit

	Price to	Underwriters’	Net Proceeds
	the Public (1)	Fee	to the Corporation (2)

Per Unit	Cdn.$3.05	Cdn.$0.12	Cdn.$2.93
Total	Cdn.$152,500,000	Cdn.$6,100,000	Cdn.$146,400,000

(1)	Of the Unit issue price of Cdn.$3.05, the Corporation will allocate Cdn.$2.75 to the Common Share and Cdn.$0.30 to the one-half Warrant comprising the Unit.

(2)	After deducting the Underwriters’ fee, but before deducting the expenses of the Offering estimated to be Cdn.$1,000,000, which will be paid from the general funds of the Corporation.

Scotia Capital Inc. is a subsidiary of a Canadian chartered bank which is a lender to the Corporation. While as a result, under certain circumstances, the Corporation may be considered to be a “connected issuer” of Scotia Capital Inc. under applicable Canadian securities legislation, the Corporation does not believe that this relationship is material to a prospective purchaser of the Units. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Units subject to prior sale if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares and Warrants will be available for delivery at the Closing which is expected to take place on or about December 5, 2002, or such later date as may be agreed upon, but in any event not later than December 20, 2002.

DOCUMENTS INCORPORATED BY REFERENCE
CURRENCY
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
ELIGIBILITY FOR INVESTMENT
KINROSS GOLD CORPORATION
RECENT DEVELOPMENTS
COMBINATION OF THE CORPORATION, TVX GOLD INC. AND ECHO BAY MINES LTD. AND ACQUISITION OF THE NEWMONT INTEREST
USE OF PROCEEDS
DESCRIPTION OF SECURITIES OFFERED
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
ADDITIONAL INFORMATION CONCERNING KINROSS, TVX AND ECHO BAY
RISK FACTORS
LEGAL MATTERS
AUDITORS, TRANSFER AGENT AND REGISTRAR
PURCHASERS’ STATUTORY RIGHTS
CERTIFICATE OF THE CORPORATION
CERTIFICATE OF THE UNDERWRITERS
INFORMATION FOR UNITED STATES SHAREHOLDERS
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
The Combination Agreement (Page S-36)
Covenants Regarding Non-Solicitation and Superior Proposals (Page S-41)
Right to Match Superior Proposal (Page S-42)
Conditions to Completion of the Combination (Page S-45)
Liquidated Damages (Page S-46)
Termination of the Combination Agreement (Page S-47)
Effective Date of the Combination (Page S-36)
Kinross After Completion of the Combination (Page S-67)
Stock Exchange Listings (Page S-76)
Accounting Treatment (Page S-76)
Exchange of Share Certificates (Page S-78)
Selected Consolidated Historical Financial Data of Kinross
Selected Consolidated Historical Financial Data of TVX
Selected Consolidated Historical Financial Data of Echo Bay
Selected Unaudited Pro Forma Consolidated Financial Information
Comparative Per Share Data
Comparative Market Price Data
RISK FACTORS
THE MEETINGS
THE COMBINATION
RECOMMENDATIONS OF DIRECTORS
INTENTIONS OF SIGNIFICANT SHAREHOLDERS
INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS OF KINROSS, TVX AND ECHO BAY IN THE ARRANGEMENT
DISSENTING SHAREHOLDERS’ RIGHTS
THE COMBINATION AGREEMENT
THE TVX NEWMONT AMERICAS JOINT VENTURE TRANSACTION
REGULATORY MATTERS
MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS OF THE ARRANGEMENT
KINROSS AFTER COMPLETION OF THE COMBINATION
STOCK EXCHANGE LISTINGS
ACCOUNTING TREATMENT
THE McCOY/COVE TRANSACTION
EXCHANGE OF SHARE CERTIFICATES
PRICE RANGE AND TRADING VOLUMES OF COMMON SHARES
SCHEDULE A INFORMATION CONCERNING KINROSS
RECENT DEVELOPMENTS
SCHEDULE B INFORMATION CONCERNING TVX
SCHEDULE C INFORMATION CONCERNING ECHO BAY
AUDITORS’ REPORT
ECHO BAY MINES LTD. CONSOLIDATED BALANCE SHEETS (unaudited) thousands of U.S. dollars
ECHO BAY MINES LTD. CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited) thousands of U.S. dollars, except for per share data
CONSOLIDATED STATEMENTS OF DEFICIT (unaudited) thousands of U.S. dollars
ECHO BAY MINES LTD. CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited) thousands of U.S. dollars
ECHO BAY MINES LTD. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS September 30, 2002 Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted
Final Prospectus

DOCUMENTS INCORPORATED BY REFERENCE

      Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in all of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 5200, 40 King Street West, Toronto, Ontario M5H 3Y2; telephone (416) 365-5198. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com.

      The following documents, filed by Kinross with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the Amended Renewal Annual Information Form of the Corporation dated May 9, 2002;

(b)	restated consolidated financial statements of the Corporation as at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999, together with the auditors report thereon and the notes thereto;

(c)	amended management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2001;

(d)	the management information circular and proxy materials of the Corporation dated March 22, 2002 (excluding those sections not required to be incorporated by reference herein entitled “Activities of the Compensation Committee”, “Report on Executive Compensation” and “Shareholder Return Performance Graph”);

(e)	the first quarter report containing the unaudited consolidated financial statements of the Corporation as at and for the three months ended March 31, 2002 and 2001 together with the notes thereto;

(f)	interim management’s discussion and analysis of financial condition and results of operations dated April 30, 2002 for the three months ended March 31, 2002;

(g)	material change report dated January 22, 2002 relating to the entering into of an agreement by the Corporation in connection with the offering of 20,000,000 Common Shares for gross proceeds of Cdn.$27,000,000;

(h)	material change report dated February 5, 2002 relating to the consideration of a cash tender offer for the $3.75 Series B Convertible Preferred Shares (the “Kinam Preferred Shares”) of Kinam Gold Inc. (“Kinam”) made by the Corporation’s wholly-owned subsidiary Kinross Gold U.S.A., Inc. and the write-off of the Corporation’s investment in the Blanket Mine in Zimbabwe;

(i)	material change report dated February 12, 2002 relating to the completion of the previously announced sale of 20,000,000 Common Shares and the exercise of an underwriters’ option to purchase an additional 3,000,000

2

Common Shares resulting in the aggregate sale of 23,000,000 Common Shares for gross proceeds of Cdn.$31,050,000;

(i)	material change report dated February 20, 2002 relating to the financial results of the Corporation as at and for the year ended December 31, 2001 and summary of reserves and resources as at December 31, 2001;

(j)	material change report dated April 5, 2002 relating to the result of the cash tender offer for the Kinam Preferred Shares;

(k)	material change report dated April 11, 2002 relating to the signing of a letter agreement between the Corporation and a wholly-owned subsidiary of Placer Dome Inc. to form a joint venture that will combine the respective gold mining operations of the two companies in the Porcupine district in Ontario, Canada (the “Porcupine Joint Venture”);

(l)	material change report dated May 1, 2002 relating to the first quarter report containing the unaudited consolidated financial statements of the Corporation as at and for the three months ended March 31, 2002 and 2001, together with notes thereto and interim management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2002;

(m)	material change report dated May 3, 2002 relating to the Corporation’s intention to deliver into its relatively small gold forward sales and not replace such hedges;

(n)	material change report dated May 17, 2002 relating to the arbitration ruling in favour of Compania Minera Maricunga on claims against Fluor Daniel Chile Ingenieria y Construccion S.A., Fluor Daniel Corporation and Fluor Daniel Wright Ltd.;

(o)	material change report dated June 10, 2002 relating to the entering into of the Combination Agreement;

(p)	material change report dated July 2, 2002 relating to the entering into of an asset exchange agreement and a joint venture agreement with a wholly-owned subsidiary of Placer Dome Inc.;

(q)	interim management’s discussion and analysis of financial condition and results of operations dated August 1, 2002 for the six months ended June 30, 2002;

(r)	material change report dated September 13, 2002 relating to developments in the litigation relating to the Corporation’s ownership of Omolon Gold Mining Company (“Omolon”);

(s)	material change report dated October 17, 2002 relating to the agreement in principle reached by Omolon to repurchase certain of its issued and outstanding shares;

(t)	material change report dated November 14, 2002 relating to the third quarter report containing the unaudited consolidated financial statements of the Corporation as at and for the nine months ended September 30, 2002 and 2001, together with the notes thereto and interim management’s discussion and analysis of financial condition and results of operations for the nine months ended September 30, 2002;

(u)	material change report dated November 19, 2002 relating to the amendment to the Combination Agreement dated November 19, 2001 which extended the termination dates provided for in the Combination Agreement; and

(v)	the Supplemental Information attached as Exhibit 1 to this Prospectus and filed concurrently herewith.

      Annual information forms, material change reports (except confidential material change reports), consolidated interim financial statements (unaudited), consolidated financial statements (audited) and information circulars, all as filed by the Corporation with the various securities commissions or any similar authorities in Canada after the date of this Prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

3

      The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

      Information set forth herein with respect to TVX, Echo Bay and their respective subsidiaries has been derived from publicly available documents, including the audited consolidated financial statements of each of TVX and Echo Bay filed with securities regulatory authorities in Canada and from documents provided by, and from discussions with, the management of each of TVX and Echo Bay. The Corporation has no reason, based on its investigations and its review of other publicly available material, to question the material accuracy of this information or to believe that there are material omissions therefrom.

CURRENCY

      Unless otherwise indicated, all references to “$” or “dollars” in this Prospectus refer to the United States dollar and “Cdn.$” refers to Canadian dollars. On November 27, 2002, the Bank of Canada noon rate of exchange was Cdn.$1.5747 equals US$1.00.

      The closing low, high and noon spot rates for the United States dollar in terms of Canadian dollars at the year end for each of the three years ended December 31, 2001, as reported by the Bank of Canada, were as follows:

	December 31,

	2001	2000	1999

	(expressed in Cdn.$)
Closing	$1.593	$1.499	$1.443
High	$1.602	1.503	1.455
Low	$1.495	1.498	1.442
Noon	$1.593	1.500	1.443

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

      This Prospectus contains or incorporates forward-looking statements, including statements regarding the business and anticipated financial performance of the Corporation, TVX and Echo Bay and the Newmont Interest (as defined herein). These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences are described under the heading “Risk Factors”, including the specific considerations discussed in this Prospectus. The Corporation disclaims any intention or obligation to update or reissue any forward-looking statements or information, to reflect events or circumstances that occur after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

ELIGIBILITY FOR INVESTMENT

      Eligibility of the Common Shares and the Warrants comprising the Units issued to holders to whom any of the following statutes apply is, in certain cases, governed by criteria which such holders are required to establish as policies or guidelines, and in certain cases, file, pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards, general investment provisions and restrictions provided therein:

Insurance Companies Act (Canada);	Pension Benefits Standards Act (British Columbia);
Trust and Loan Companies Act (Canada);	The Pension Benefits Act, 1992 (Saskatchewan);
Pension Benefits Standards Act, 1985 (Canada);	Loan and Trust Corporations Act (Alberta);
Pension Benefits Act (Ontario);	The Trustee Act (Manitoba);
Loan and Trust Corporations Act (Ontario);	The Insurance Act (Manitoba); and
Financial Institutions Act (British Columbia);	The Pension Benefits Act (Manitoba).

4

      In the opinion of Cassels Brock & Blackwell LLP and Blake, Cassels & Graydon LLP, the Common Shares and Warrants comprising the Units, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (collectively, “Plans”) and registered education savings plans, subject to the specific provisions of any particular plan. In the opinion of such counsel, the Common Shares and Warrants comprising the Units, if issued on the date hereof, would not constitute foreign property for Plans and other persons subject to tax under Part XI of the Tax Act.

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KINROSS GOLD CORPORATION

      The Corporation was continued under the Business Corporations Act (Ontario) on May 31, 1993 by articles of arrangement pursuant to which CMP Resources Ltd., Plexus Resources Corporation and 1021105 Ontario Corp. amalgamated by way of arrangement. The Corporation and Falconbridge Amalco Inc., a corporation that was formed upon the amalgamation of Falconbridge Gold Corporation and FGC Acquisition Inc., then amalgamated on December 31, 1993 by way of arrangement. The Corporation filed articles of amalgamation on December 29, 2000 in connection with an amalgamation with La Teko Resources Inc. The registered office and principal place of business of the Corporation is located at Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2.

      The Corporation is principally engaged in the exploration for and the acquisition, development and operation of gold bearing properties. At present, the primary operating properties of the Corporation are located in Canada, the United States and far east Russia. Exploration activities are undertaken in these countries and others. The Corporation’s principal product and source of cash flow is gold.

      The Corporation’s primary operating properties consist of a 100% interest in the Fort Knox mine near Fairbanks, Alaska; through its 49% interest in the Porcupine Joint Venture, a 49% interest in the Hoyle Pond mine and the Dome mine, both near Timmins, Ontario; and a 54.7% interest in the Kubaka mine in the Magadan Oblast situated in far east Russia. In addition, the Corporation holds a 100% interest in the Blanket mine situated in Zimbabwe and other mining properties in various stages of exploration, development, reclamation and closure. The Corporation holds its interests in each of these properties in accordance with industry standards.

RECENT DEVELOPMENTS

Equity Offering

      Kinross completed an equity offering in February 2002 pursuant to which 23,000,000 Common Shares were issued for net proceeds of $18.5 million. The majority of funds raised were used for a $16.00 per share cash tender offer for the Kinam Preferred Shares. 670,722 Kinam Preferred Shares were tendered having a book value of $36.6 million and were purchased by Kinross for $10.7 million ($11.4 million including costs of the tender offer). The $25.2 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

Porcupine Joint Venture

      On July 1, 2002, Kinross entered into a definitive agreement with a wholly owned subsidiary of Placer Dome Inc., Placer Dome (CLA) Limited (“Placer”), to form a joint venture that combines the two companies’ respective gold mining operations in the Porcupine district in Ontario, Canada. Placer owns a 51% interest and Kinross owns a 49% interest in the Porcupine Joint Venture, which will be operated by a Placer affiliate. Placer has agreed to contribute the Dome mine and mill and Kinross has agreed to contribute the Hoyle Pond, Pamour and Nighthawk Lake mines as well as the Bell Creek mill. Future capital and operating costs will be shared in proportion to each party’s ownership interest.

Omolon Share Repurchase

      On September 13, 2002, Kinross announced that its 54.7% owned Russian subsidiary, Omolon, a Russian joint stock company through which Kinross holds its interest in the Kubaka gold mine, was at an advanced stage of negotiating a settlement of an outstanding dispute between itself, several of its Russian shareholders and the Magadan Administration. On September 4, 2002, and during the process of negotiating a settlement, a Russian shareholder of Omolon obtained an order from a court in the Magadan region of the Russian Federation to arrest Omolon’s gold inventory at the Kubaka mine as well as existing funds in certain of Omolon’s bank accounts in the total amount of the ruble equivalent of $47 million pending resolution of the shareholder’s dispute with Omolon. Omolon appealed the court decision, and, on October 14, 2002, the court ruled that the amount of the assets covered by the arrest order should be lowered to the ruble equivalent of approximately $22.3 million. Subsequently, on October 16 and October 21, 2002, Omolon’s accounts in four banks and Omolon’s gold inventory were released from the arrest order. As of the date hereof, all gold inventory of Omolon has been released from arrest. On October 17, 2002, Omolon filed a cassation appeal arguing that the original arrest order issued by the court should be set aside and the arrest on the remaining funds of Omolon should also be lifted. The cassation appeal should be heard by a higher court in the

6

Khabarovsk region within thirty days after the case has been transferred from the court in the Magadan region to the court in the Khabarovsk region, and, as of the date hereof, no hearing date has been scheduled.

      Additionally, on October 9, 2002, with the active mediation of the Ministry of Finance of the Russian Federation and Vnesheconombank, a state-owned bank, acting as the Russian Federal government’s agent with respect to certain loans provided to the Magadan Administration in 1992-93 for development of Russia’s gold-mining industry, Omolon reached an agreement in principle with the Magadan Administration representing itself and a majority, by vote, of the Russian shareholders of Omolon. On October 21, 2002, the parties executed an additional written agreement in principle reflecting their understanding with respect to the mechanics of the purchase of the shares and the settlement of the pending lawsuits. Under the agreements in principle, the implementation of which has already begun, Omolon has agreed to purchase the outstanding shares currently held by all of the Russian shareholders for the ruble equivalent of $45.4 million and the Magadan Administration has agreed to ensure that all of these shares are tendered.

      On October 25, 2002, the shareholders of Omolon approved the redemption of 45.3% of its shares from its shareholders (this number represents the percentage of the outstanding shares of Omolon currently held by its Russian shareholders). As of November 21, 2002, four out of five Russian shareholders of Omolon (holding, in the aggregate, approximately 44% of Omolon’s shares), have notified Omolon that they will tender their respective shares to Omolon in accordance with the terms of the decision adopted at the shareholders’ meeting. Omolon is currently at an advanced stage of negotiating purchase agreements with the Russian shareholders.

      After completion of the transaction, provided that all outstanding shares currently held by the Russian shareholders are tendered to Omolon and share purchase agreements are executed, Omolon will become a 100%-owned Kinross subsidiary. Following completion of the implementation of the agreements in principle, Kinross expects that all pending lawsuits commenced by the Russian shareholders and the Magadan Administration will be terminated. This transaction is expected to close in December 2002 and funds to complete this transaction will be paid out of Omolon’s cash on hand.

CMM Settlement

      On September 19, 2002, Kinross and Bema Gold Corporation (“Bema”), each 50% owners of Compania Minera Maricunga (“CMM”), announced that CMM has received full payment of an award settlement of approximately $24 million from Fluor Daniel Chile Ingenieria y Construccion S.A., Fluor Daniel Corporation, and Fluor Daniel Wright Ltd. (collectively “Fluor”). Such payment followed a binding arbitration ruling in favour of CMM announced in May 2002 in connection with formal arbitration proceedings initiated by CMM against Fluor in 1999, to recover damages related to numerous design and construction failures at the Refugio mine located in Northern Chile.

Credit Facility

      Kinross is at an advanced stage of negotiations with a syndicate of financial institutions for the provision of a $125 million revolving credit facility to be used for the purpose of replacing existing letters of credit outstanding under Kinross’ current secured credit agreement and for additional letters of credit required for the TVX and Echo Bay financial assurance requirements for mine closure with various regulatory bodies. Kinross expects that the credit facilities will be secured by first ranking security interests in substantially all of Kinross’ (and its subsidiaries) assets, properties and undertaking and will also contain a number of financial and operating covenants. Availability of the credit facilities will be subject to a number of conditions precedent including the completion of the Combination. There can be no assurance that Kinross’ negotiations will lead to the provision of a credit facility on these terms or at all.

7

COMBINATION OF THE CORPORATION, TVX GOLD INC. AND ECHO BAY MINES LTD. AND

ACQUISITION OF THE NEWMONT INTEREST

Combination Among Kinross, TVX and Echo Bay

      Kinross, TVX and Echo Bay have entered into the Combination Agreement for the purpose of combining the ownership of their respective businesses by way of a plan of arrangement under the Canada Business Corporations Act (the “CBCA”). This transaction is referred to as the “Arrangement” in this prospectus.

      In a separate transaction, TVX and a subsidiary of TVX have entered into agreements dated as of June 10, 2002 with a subsidiary of Newmont pursuant to which TVX has agreed to acquire Newmont’s approximate 50% non-controlling interest in the TVX Newmont Americas joint venture (the “Newmont Interest”), in accordance with an existing right of first offer and an existing right of first refusal, for $180 million. The purchase price may, at TVX’s option, be paid entirely in cash or TVX may elect to satisfy up to one half of the purchase price payable under each agreement by delivery of a secured promissory note and the balance in cash. In the event such notes are issued, they will be due and payable on the seventh day following the closing of the acquisition, if this Offering is completed. Otherwise, such notes will be due on the earlier of June 16, 2003 and the date Kinross receives any proceeds from an equity offering. The maximum aggregate amount of the promissory notes which may be issued is $90 million. The Arrangement is conditional upon the completion of the purchase of the Newmont Interest.

      Upon completion of the Arrangement and the purchase of the Newmont Interest, Kinross will own all of the outstanding TVX common shares and Echo Bay common shares and will own, indirectly, all of the TVX Newmont Americas joint venture.

      Pursuant to the Arrangement, TVX will amalgamate with 4082389 Canada Inc., a wholly-owned subsidiary of Kinross, and each holder of TVX common shares will receive 6.5 Common Shares for each TVX common share. The exchange ratio for the TVX common shares reflects the one for ten consolidation of the TVX common shares which took effect on June 30, 2002. Also pursuant to the Arrangement, shareholders of Echo Bay (other than Kinross) will receive 0.52 of a Common Share for each Echo Bay common share. Immediately prior to the completion of the Combination, and subject to shareholder approval, Kinross intends to consolidate its outstanding Common Shares on the basis of one Common Share for each three Common Shares (the “Consolidation”). If the Consolidation is completed, each holder of TVX common shares will receive 2.1667 Common Shares for each TVX common share and each holder of Echo Bay common shares will receive 0.1733 of a Common Share for each Echo Bay common share in the Arrangement.

      The Arrangement requires the approval of at least 66 2/3% of the votes cast by TVX and Echo Bay shareholders at the respective special meetings of TVX and Echo Bay, as well as the approval of the Superior Court of Ontario. The shareholders of Kinross will be asked to approve the issuance of Common Shares pursuant to the Arrangement, as well as certain other matters, at a special meeting of the Kinross shareholders.

      The completion of the Combination is subject to various conditions, including regulatory and shareholder approvals. There can be no assurance that the Combination will be completed or, if completed, that it will be completed on the terms described in this Prospectus. The Corporation has no obligation to repurchase the Units in the event the Combination is not completed.

8

Pro Forma Summary Consolidated Capitalization

      The table below sets forth the consolidated capitalization of the Corporation, TVX and Echo Bay, adjusted to give effect to the material changes in the share and loan capital of the Corporation, TVX and Echo Bay since the date of the audited consolidated financial statements for their most recently completed financial year for which financial statements have been published and which financial statements are attached to this Prospectus. These figures are prepared as if the Combination had occurred immediately prior to the Consolidation and after giving effect to the consolidation of the TVX common shares on a 10 for 1 basis completed on June 30, 2002.

	As at December 31, 2001

							Pro Forma

	Kinross		TVX		Echo Bay		Adjustments		Pro Forma

	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)

	(in millions of dollars)
Long-term debt	$55.1	(1)	$7.2	(4)	$—	(6)	$—		$62.3
Kinam Preferred Shares	11.4	(2)	—		—		—		11.4
Debt component of convertible debentures and capital securities	26.0		—		—		—		26.0
Redeemable retractable preferred shares	2.4		—		—		—		2.4
Common share capital	964.2	(2)	640.1	(3)	1,043.0	(5)(6)	(334.3	) (7)(8)(9)(14)	2,313.0
Common share purchase warrants and options	—		—		—		30.9	(10)(14)	30.9
Contributed surplus	12.9		36.3		—		(36.3	)(13)	12.9
Equity portion of convertible debentures and capital securities	124.8		—		—		—		124.8
Deficit (as of September 30, 2002)	(746.7)		(452.2)		(863.8)		1,316.0	(11)	(746.7)
Cumulative translation adjustments	(24.9)		—		(27.7)		27.7	(12)	(24.9)

Total Capitalization	$425.2		$231.4		$151.5		$1,004.0		$1,812.1

Kinross Adjustments:

(1)	On January 2, 2002, the Corporation reduced its outstanding indebtedness under the Fort Knox Industrial Revenue Bonds by $9.0 million.

(2)	On February 16, 2002, the Corporation issued 23,000,000 Common Shares for net proceeds of $18.5 million of which $11.4 million was used to complete a cash tender offer for 670,722 Kinam Preferred Shares that had a book value of $36.6 million.

TVX Adjustments:

(3)	On April 12, 2002, TVX issued 71,500,000 common shares for net proceeds of $45.4 million.

(4)	In June, 2002, long-term debt in an amount of $67.0 million was legally extinguished through the assignment of export prepayment contracts to the lender in a non-cash transaction.

Echo Bay Adjustments:

(5)	On April 3, 2002, Echo Bay issued 361,561,230 common shares in exchange for the capital securities debt obligation of $100.0 million plus accrued interest.

(6)	On May 24, 2002, Echo Bay issued 39,100,000 units consisting of one common share and one common share purchase warrant for aggregate net proceeds to Echo Bay of $26.0 million of which $17.0 million was used to reduce outstanding indebtedness of Echo Bay.

Pro forma Adjustments:

(7)	To remove historical share capital of TVX and Echo Bay of $640.1 million and $1,043.0 million, respectively.

(8)	To record the pro forma issuance of 280.4 million common shares in exchange for all of the outstanding common shares of TVX valued at $667.5 million.

(9)	To record the pro forma issuance of 251.8 million common shares in exchange for all of the outstanding common shares owned by non-affiliated shareholders of Echo Bay valued at $599.2 million.

(10)	To record the fair value of common share purchase warrants and options outstanding of TVX and Echo Bay of $2.5 million and $19.0 million, respectively.

(11)	To eliminate historic accumulated deficit of TVX and Echo Bay of $452.2 million and $863.8 million.

(12)	To eliminate historic accumulated cumulative translation adjustments at Echo Bay of $27.7 million.

(13)	To eliminate historic contributed surplus at TVX of $36.3 million.

(14)	Assumes the issuance of 50,000,000 Units for net proceeds of $91.5 million. Each Unit consists of one common share and one-half common share purchase warrant. The warrants were valued at $9.4 million.

9

USE OF PROCEEDS

      The estimated net proceeds of this Offering, after deducting the Underwriters’ fee and expenses of this Offering, are Cdn.$145,400,000. The net proceeds of this Offering will be used for general corporate purposes. In the event the Combination is completed, the net proceeds will be used for the acquisition of the Newmont Interest and for general corporate purposes.

DESCRIPTION OF SECURITIES OFFERED

Common Shares

      Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Corporation. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends as and when declared by the Board of Directors of the Corporation and, upon liquidation, to receive such assets of the Corporation as may be distributable to such holders.

Warrants

      The Warrants will be issued in registered form under, and be governed by, an indenture to be dated as of the closing date of this Offering (the “Warrant Indenture”) between Kinross and Computershare Trust Company of Canada (the “Warrant Trustee”), as trustee thereunder. Kinross has appointed the principal transfer office of the Warrant Trustee in Toronto as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

      The Common Shares and the Warrants comprising the Units will separate immediately upon closing of this Offering. Each whole Warrant will entitle the holder to purchase one Common Share at an exercise price of Cdn.$5.00 per Common Share. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto time) on the date which is five years from the closing of this Offering, after which the Warrants will expire and become null and void. Under the Warrant Indenture, Kinross will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

      The exercise price for the Warrants is payable in Canadian dollars.

      The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants, including:

(i)	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of directors, officers or employee stock options granted under Kinross’ stock option plan);

(ii)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(iv)	the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(v)	the issuance or distribution to all or substantially all of the holders of the shares of any class other than the Common Shares of evidences of indebtedness or any property or other assets.

      The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers

10

which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of Kinross’ subsidiaries) of Kinross’ undertakings or assets as an entirety or substantially as an entirety to another corporation or other entity.

      No adjustment in the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.

      Kinross will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give public notice of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 21 days prior to the record date or effective date, as the case may be, of such event.

      No fractional Common Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

      In the Warrant Indenture the Corporation will agree that it will, no later than the earlier of (i) the date which is 15 days after the five day volume weighted average trading price of the Common Shares on the TSX exceeds Cdn.$4.25; and (ii) April 30, 2003, file a shelf prospectus in the Provinces of Ontario and Quebec and a registration statement on Form F-10 under the Multijurisdictional Disclosure System with the Securities Exchange Commission of the United States relating to the Common Shares issuable on the exercise of the Warrants and use its reasonable best efforts to keep the prospectus continuously effective for so long as shall be necessary to permit the exercise of the Warrants (which period shall terminate no later than the earlier of five years from the closing date of this Offering or the date on which all of the Warrants have been so exercised).

      From time to time, Kinross and the Warrant Trustee, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of Common Shares which may be acquired upon the exercise of all the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the aggregate number of Common Shares which may be acquired upon the exercise of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by instruments in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of Common Shares which may be acquired upon the exercise of all the then outstanding Warrants.

11

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Cassels Brock & Blackwell LLP and of Blake, Cassels & Graydon LLP the following is a general summary of the principal Canadian federal income tax considerations applicable to a holder who acquires Common Shares and Warrants under this offering and who, for purposes of the Income Tax Act (Canada) (the “Tax Act”), holds such Common Shares and Warrants (and the Common Shares acquired upon exercise of the Warrants) as capital property, deals with the Corporation at arm’s length and is not affiliated with the Corporation. This summary does not take into account the “mark-to-market” rules contained in the Tax Act and holders who are subject to these rules should consult their own advisors in this regard.

      This summary is based upon the current provisions of the Tax Act and the regulations issued thereunder (the “Regulations”), all specific proposals (the “Proposed Amendments”) to amend the Tax Act and Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, and counsel’s understanding of the current administrative and assessing policies of the Canada Customs and Revenue Agency (the “CCRA”). This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in the law whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations.

      This summary is of a general nature only and is not intended to be legal or tax advice to any particular holder. Consequently, holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

      The following portion of the summary is generally applicable to holders who are resident in Canada for the purposes of the Tax Act.

Acquisition of Common Shares and Warrants

      It is necessary to allocate the total purchase price paid for a Unit on a reasonable basis between the Common Shares and Warrants so acquired. The Corporation believes that a reasonable allocation of the purchase price of Cdn.$3.05 per Unit is Cdn.$2.75 per Common Share and Cdn.$0.30 per one-half Warrant. While the Corporation believes that this allocation is reasonable, the CCRA is not bound by this allocation.

Exercise of Warrants

      No gain or loss will be realized on the exercise of a Warrant. When a Warrant is exercised, the holder’s cost of the Common Shares acquired thereby will be equal to the holder’s adjusted cost base of the Warrant plus the exercise price paid for the Common Shares. The holder’s cost of such Common Shares must be averaged with the adjusted cost base of any other Common Shares held by the holder as capital property to determine the holder’s adjusted cost base of such Common Shares.

Disposition and Expiry of Warrants

      A disposition or deemed disposition by a holder of Warrants will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such holder’s adjusted cost base of the Warrants. The expiry of unexercised Warrants will constitute a disposition thereof for nil proceeds of disposition, resulting in the holder realizing a capital loss equal to such holder’s adjusted cost base of the expired Warrants. The tax treatment of capital losses is discussed in greater detail below under the subheading “Capital Gains and Losses”.

Dividends

      Dividends on Common Shares received by a holder who is an individual will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Dividends on Common Shares received by a holder that is a corporation will be included in computing its income and generally will be deductible in computing its taxable income.

      A holder that is a private corporation or subject corporation (as defined in the Tax Act) will generally be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% on dividends received on the Common Shares to the extent that such dividends are deductible in computing taxable income.

12

Disposition of Common Shares

      Any gain (or loss) realized upon the disposition of Common Shares will be a capital gain (or capital loss) to the holder. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading, “Capital Gains and Losses”.

Capital Gains and Losses

      A disposition or deemed disposition by a person of capital property will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than the person’s adjusted cost base of the property. Generally, one-half of capital gains will be included in income as taxable capital gains and one-half of capital losses will be allowable capital losses. Generally, allowable capital losses may be deducted against taxable capital gains realized in the year of disposition, the three preceding taxation years or future taxation years, subject to and in accordance with the rules contained in the Tax Act.

      Where a corporate holder disposes of Common Shares, the amount of any capital loss will be reduced by dividends received on such Common Shares to the extent and under the circumstance provided in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Common Shares.

      Certain corporations may be liable to pay an additional refundable tax of 6 2/3% on their “aggregate investment income”, which is defined by the Tax Act to include an amount in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).

U.S. Residents

      The following summary is generally applicable to holders who, at all material times, are not resident in Canada and do not carry on business in Canada for the purposes of the Tax Act and are “residents of the United States” and do not have a “permanent establishment” or “fixed base” in Canada for the purposes of the Canada-United States Income Tax Convention (“U.S. Holders”).

      No gain or loss will be realized on the exercise of a Warrant. When a Warrant is exercised, the U.S. Holder’s cost of the Common Shares acquired thereby will be equal to the U.S. Holder’s adjusted cost base of the Warrant plus the exercise price paid for the Common Shares. The U.S. Holder’s cost of such Common Shares must be averaged with the adjusted cost base of any other Common Shares held by the U.S. Holder as capital property to determine the U.S. Holder’s adjusted cost base of such Common Shares.

      Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder will generally be subject to Canadian withholding tax at the rate of 15%. This rate is reduced to 5% in the case of a U.S. Holder that is a company that owns at least 10% of the voting stock of the Corporation.

      A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain on the disposition of Warrants or Common Shares provided that the Common Shares are listed on a prescribed stock exchange (which includes the TSX) for the purposes of the Tax Act at the time of disposition and at no time during the 60 month period immediately preceding the disposition of the Warrants or Common Shares 25% or more of the issued shares of any class or series of the capital stock of the Corporation belonged to the U.S. Holder, to persons with whom the U. S. Holder does not deal at arm’s length, or to any combination thereof.

13

PLAN OF DISTRIBUTION

      Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on December 5, 2002 or such later date as may be agreed upon, but in any event, not later than December 20, 2002 (the “Closing Date”), all but not less than all of the Units at a price of Cdn.$3.05 per Unit against delivery of certificates representing the Common Shares and Warrants, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Corporation has agreed to pay the Underwriters a fee of Cdn.$0.12 per Unit for their services in connection with the distribution of the Units offered pursuant to this Prospectus. The Offering Price of the Units was determined by negotiation between the Corporation and the Underwriters.

      The Corporation has agreed in favour of the Underwriters that, for a period of 90 days from the Closing, it will not issue or sell any Common Shares or securities convertible into or exchangeable or exercisable for Common Shares, except for issuances of securities under the Corporation’s stock option plan, employee share purchase plan, to satisfy instruments or contractual commitments outstanding as at the date of Closing or pursuant to the Combination, without the prior consent of Griffiths McBurney and Partners on behalf of the Underwriters, which consent shall not be unreasonably withheld.

      The Offering is being made concurrently in all provinces of Canada other than Quebec. Neither the Units offered hereby nor the Common Shares or Warrants comprising the Units nor the Common Shares issuable upon the exercise of the Warrants (collectively, the “Offered Securities”) have been or will be registered under the U.S. Securities Act or any State securities laws and, subject to certain exceptions, may not be offered for purchase or sale, sold, transferred or otherwise disposed of, directly or indirectly, within the United States of America, its territories or possessions or to or for the account or benefit of a U.S. Person. Offers and sales of any of the Offered Securities in the United States would constitute a violation of the U.S. Securities Act unless made in compliance with the registration requirements of the U.S. Securities Act or pursuant to an applicable exemption therefrom. The Warrant Indenture will provide that the Warrants may not be exercised by or on behalf of a U.S. Person unless the securities to be delivered upon exercise have been registered under the U.S. Securities Act or an exemption from such registration is available. The Underwriters have represented and agreed, and will cause each member of any selling group formed in connection with the distribution of the Units to represent and agree, that they will not offer or sell, directly or indirectly, any Units in the United States otherwise than pursuant to an exemption from the registration requirements of the U.S. Securities Act.

      In addition, until 40 days after the commencement of the Offering, any offer or sale of any of the Units offered hereby within the United States, its territories or possessions, by any dealer, whether or not participating in the Offering, may violate the registration requirements of the U.S. Securities Act.

      The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated, to take up and pay for all of the Units if any of the Units are purchased under the Underwriting Agreement.

      Subject to the foregoing, in order to facilitate the Offering, the Underwriters may purchase and sell Common Shares and Warrants in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or impeding a decline in the market price of the Common Shares while the Offering is in progress. The Underwriters also may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if Common Shares previously distributed under the Offering are repurchased in connection with stabilization transactions or otherwise. These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Amex, the TSX or otherwise.

      Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares.

14

Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than which would otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

      The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

      Scotia Capital Inc. is a subsidiary of a Canadian chartered bank which is a lender to the Corporation. While as a result, under certain circumstances, the Corporation may be considered to be a “connected issuer” of Scotia Capital Inc. under applicable Canadian securities legislation, the Corporation does not believe that this relationship is material to a prospective purchaser of the Units. The decision of Scotia Capital Inc. to underwrite the Units was made independently of the chartered bank. Scotia Capital Inc. negotiated the terms and conditions of the Offering and will not benefit in any manner from the Offering other than the payment of its portion of the fee payable by the Corporation.

ADDITIONAL INFORMATION CONCERNING KINROSS, TVX AND ECHO BAY

      Supplementary information respecting Kinross, TVX and Echo Bay and their proposed combination is attached as Exhibit 1 hereto and forms part of this Prospectus. Investors are urged to review this supplementary information with particular reference to the following sections that contain information relevant to a purchaser of Units:

•	Summary

•	The Combination Agreement

•	Selected Consolidated Historical Financial Data of Kinross

•	Selected Consolidated Historical Financial Data of TVX

•	Selected Consolidated Historical Financial Data of Echo Bay

•	Selected Unaudited Pro Forma Consolidated Financial Information

•	Risk Factors

•	The Combination

•	The Combination Agreement

•	The TVX Newmont Americas Joint Venture Transaction

•	Kinross After Completion of the Combination

•	Price Range and Trading Volumes of Common Shares

•	Schedule A-Information Concerning Kinross

•	Schedule B-Information Concerning TVX

•	Schedule C-Information Concerning Echo Bay

•	Compilation Report of the Auditors to the Directors of Kinross

•	Pro Forma Consolidated Financial Statements of Kinross

•	Interim Consolidated Financial Statements of Kinross

•	Auditors’ Report to the Directors of Kinross

•	Restated Annual Consolidated Financial Statements of Kinross

•	Interim Consolidated Financial Statements of TVX

•	Auditors’ Report to the Directors of TVX

•	Annual Consolidated Financial Statements of TVX

•	Interim Consolidated Financial Statements of Echo Bay

•	Report of Independent Chartered Accountants to the Directors of Echo Bay

•	Annual Consolidated Financial Statements of Echo Bay

•	Exhibit A-Combination Agreement and Amendments thereto

15

RISK FACTORS

      The operations of the Corporation are speculative due to the high risk nature of its business which is the operation, exploration and development of mineral properties. Investors should carefully consider the risks described under “Risk Factors” in the supplementary information and the risk set forth below.

Non-Completion of Combination

      The Corporation has entered into the Combination Agreement with TVX and Echo Bay for the purpose of combining the ownership of their respective businesses and acquiring the Newmont Interest. The completion of the Combination is subject to various conditions, including regulatory and shareholder approval. There can be no assurance that the Combination will be completed or, if completed, that it will be completed on the terms described in this Prospectus.

LEGAL MATTERS

      Certain legal matters relating to the issue and sale of the securities offered hereunder will be passed upon by Cassels Brock & Blackwell LLP on behalf of the Corporation and by Blake, Cassels & Graydon LLP on behalf of the Underwriters. As of the date of this Prospectus, partners and associates of Cassels Brock & Blackwell LLP and Blake, Cassels & Graydon LLP each, as a group, own less than 1% of the issued and outstanding securities of the Corporation.

      Blake, Cassels & Graydon LLP acted as special counsel to Kinross in connection with the negotiation of the Combination.

AUDITORS, TRANSFER AGENT AND REGISTRAR

      The auditors of the Corporation are Deloitte & Touche LLP, Chartered Accountants.

      The transfer agent and registrar for the Common Shares and the Warrants is Computershare Trust Company of Canada at its principal office in Toronto.

PURCHASERS’ STATUTORY RIGHTS

      Securities legislation of several of the provinces of Canada provide purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

16

CERTIFICATE OF THE CORPORATION

Dated: November 28, 2002

      This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

(Signed) ROBERT M. BUCHAN Chairman and Chief Executive Officer	(Signed) BRIAN W. PENNY Vice-President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(Signed) JOHN A. BROUGH Director	(Signed) CAMERON A. MINGAY Director

17

CERTIFICATE OF THE UNDERWRITERS

Dated: November 28, 2002

      To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

GRIFFITHS MCBURNEY & PARTNERS (Signed) MARK WELLINGS	CIBC WORLD MARKETS INC. (Signed) EDWARD R. HIRST

RBC DOMINION SECURITIES INC. (Signed) GARY A. SUGAR	SCOTIA CAPITAL INC. (Signed) J. PAUL ROLLINSON

CANACCORD CAPITAL CORPORATION (Signed) MICHAEL G. GREENWOOD

18

EXHIBIT 1

SUPPLEMENTARY INFORMATION

CONCERNING

KINROSS GOLD CORPORATION

TVX GOLD INC.

-AND -

ECHO BAY MINES LTD.

AND THE COMBINATION

19

INFORMATION FOR UNITED STATES SHAREHOLDERS	S-iii
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	S-iii
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	S-iii
SUMMARY	S-1
The Combination Agreement	S-1
Covenants Regarding Non-Solicitation and Superior Proposals	S-1
Right to Match Superior Proposal	S-1
Conditions to Completion of the Combination	S-2
Liquidated Damages	S-3
Reimbursement of Expenses	S-3
Termination of the Combination Agreement	S-4
Effective Date of the Combination	S-4
Kinross After Completion of the Combination	S-4
Stock Exchange Listings	S-5
Accounting Treatment	S-5
Exchange of Share Certificates	S-5
Selected Consolidated Historical Financial Data of Kinross	S-7
Selected Consolidated Historical Financial Data of TVX	S-9
Selected Consolidated Historical Financial Data of Echo Bay	S-11
Selected Unaudited Pro Forma Consolidated Financial Information	S-13
Comparative Per Share Data	S-17
Comparative Market Price Data	S-18
RISK FACTORS	S-19
THE MEETINGS	S-25
THE COMBINATION	S-26
RECOMMENDATIONS OF DIRECTORS	S-26
INTENTIONS OF SIGNIFICANT SHAREHOLDERS	S-27
INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS OF KINROSS, TVX AND ECHO BAY IN THE ARRANGEMENT	S-29
DISSENTING SHAREHOLDERS’ RIGHTS	S-33
THE COMBINATION AGREEMENT	S-36
THE TVX NEWMONT AMERICAS JOINT VENTURE TRANSACTION	S-48
REGULATORY MATTERS	S-53
MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS OF THE ARRANGEMENT	S-56
KINROSS AFTER COMPLETION OF THE COMBINATION	S-67
STOCK EXCHANGE LISTINGS	S-76
ACCOUNTING TREATMENT	S-76
THE McCOY/COVE TRANSACTION	S-77
EXCHANGE OF SHARE CERTIFICATES	S-78
PRICE RANGE AND TRADING VOLUMES OF COMMON SHARES	S-79

S-i

Schedule A — Information Concerning Kinross	A-1
Schedule B — Information Concerning TVX	B-1
Schedule C — Information Concerning Echo Bay	C-1
Compilation Report of the Auditors to the Directors of Kinross	F-1
Pro Forma Consolidated Financial Statements of Kinross	F-2
Interim Consolidated Financial Statements of Kinross	F-14
Auditors’ Report to the Directors of Kinross	F-33
Annual Consolidated Financial Statements of Kinross	F-34
Interim Consolidated Financial Statements of TVX	F-73
Auditors’ Report to the Directors of TVX	F-85
Annual Consolidated Financial Statements of TVX	F-86
Interim Consolidated Financial Statements of Echo Bay	F-107
Report of Independent Chartered Accountants to the Directors of Echo Bay	F-117
Annual Consolidated Financial Statements of Echo Bay	F-118
Exhibit A — Combination Agreement and Amendment thereto
Exhibit B — Interim Order
Exhibit C — Plan of Arrangement
Exhibit D — Section 190 of the Canada Business Corporations Act

S-ii

INFORMATION FOR UNITED STATES SHAREHOLDERS

      Neither the transactions described in this circular nor the securities to be distributed in connection with the arrangement have been approved or disapproved by any Canadian securities regulatory authority, the United States Securities and Exchange Commission or any state securities commission nor has any Canadian securities regulatory authority, the SEC or any state securities commission passed upon the fairness or merits of such transactions or upon the accuracy or adequacy of the information contained in this circular and any representation to the contrary is unlawful.

      Kinross, TVX and Echo Bay are each Canadian corporations and certain of their respective directors and officers, as well as certain of the experts named herein, are neither citizens nor residents of the United States. A substantial part of Kinross’, TVX’s and Echo Bay’s respective assets and the assets of several of such persons are located outside the United States. As a result, it may be difficult for shareholders to effect service of process within the United States upon such persons or to enforce against such persons or Kinross, TVX or Echo Bay, judgements of courts of the United States in Canada, including judgements predicated upon the civil liability provisions of the federal securities laws of the United States.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

      This circular contains financial information expressed in both U.S. dollars and Canadian dollars. In this circular, Canadian dollars are referred to as “Cdn.$” or “Canadian dollars” and U.S. dollars are referred to as “$”, “U.S. dollars” or “dollars”. Except as otherwise stated, all dollar amounts referred to in this circular are expressed in U.S. dollars.

      The high, low, average and end of period exchange rates for the U.S. dollar expressed in Canadian dollars for each of the periods indicated, based on the noon spot rate quoted by the Bank of Canada, were as follows:

			Year ended December 31,
	Nine months ended
	September 30, 2002		2001		2000		1999		1998		1997

High	Cdn.$	1.6132	Cdn$	.1.6012	Cdn.$	1.5593	Cdn.$	1.5514	Cdn.$	1.5765	Cdn.$	1.4358
Low		1.5110		1.4936		1.4341		1.4433		1.4075		1.3353
Average(1)		1.5706		1.5482		1.4852		1.4864		1.4823		1.3838
End of Period		1.5858		1.5956		1.5002		1.4433		1.5512		1.4352

Note:

(1)	Calculated as an average of the daily noon spot rates for each period.

     As at        ●       , 2002, the noon spot rate quoted by the Bank of Canada was $1.00 = Cdn.$       ●       or Cdn.$1.00 = $       ●       .

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

      This circular includes certain “forward-looking statements” within the definition of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this circular that are not statements of historical facts and address activities, events or developments that Kinross, TVX or Echo Bay expects or anticipates will or may occur in the future, including such things as the anticipated effective date of the combination, business strategy, competitive strengths, goals, expansion and growth of Kinross, TVX and Echo Bay businesses, operations, plans, reserves and other similar matters are hereby identified as forward-looking statements. When used in this circular, statements to the effect that Kinross, TVX, Echo Bay or their respective managements “believe”, “expect”, “plan”, “may”, “will”, “project”, “anticipate” or “intend” or similar statements, including “potential”, “opportunity” or other variations thereof, that are not statements of historical fact should be construed as forward-looking statements. The risk factors and cautionary statements discussed in this document and the documents incorporated by reference provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Kinross, TVX and Echo Bay in their respective forward-looking statements.

S-iii

      You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this circular or, in the case of documents incorporated by reference, the date of those documents. None of Kinross, TVX or Echo Bay undertakes any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances that occur after the date of this circular or to reflect the occurrence of unanticipated events except as may be required under applicable securities laws.

S-iv

SUMMARY

      This summary highlights selected information contained elsewhere in this circular. You should carefully read the entire circular and the other documents to which this circular refers you. We have included page references in parentheses to direct you to a more complete description of the items presented in this summary.

The Combination Agreement (Page S-36)

      The following is a summary of certain of the terms and conditions of the combination agreement.

Covenants Regarding Non-Solicitation and Superior Proposals (Page S-41)

      The combination agreement provides that no party will, or permit its subsidiaries or material joint venture interests (to the extent that such party has the power to do so with respect to its material joint venture interests) to, directly or indirectly, solicit, initiate, facilitate or knowingly encourage the initiation of an acquisition proposal. An “acquisition proposal” is defined in the combination agreement to mean:

•	any proposal or offer for a merger, amalgamation, reorganization, recapitalization or other business combination involving a party or a material subsidiary or a material joint venture interest of a party;

•	any proposal or offer to acquire in any manner, directly or indirectly, assets which individually or in the aggregate exceed 10% of the consolidated assets of a party;

•	any proposal or offer to acquire in any manner, directly or indirectly, any shares or securities convertible, exercisable or exchangeable for securities which exceed 10% of the outstanding voting securities of a party; or

•	any sale of treasury shares, or securities convertible, exercisable or exchangeable for treasury shares, which exceed 10% of the outstanding voting securities of the party or rights or interests therein or thereto.

      If the board of directors of a party receives an unsolicited bona fide acquisition proposal, such board may, however, consider, negotiate, approve or recommend the acquisition proposal to its shareholders so long as the acquisition proposal is a superior proposal. A “superior proposal” is defined in the combination agreement as an unsolicited bona fide acquisition proposal:

•	in respect of which any required financing has been demonstrated to the satisfaction of such board of directors, acting in good faith, to be reasonably likely to be obtained;

•	which is not subject to a due diligence access condition which allows access to the books, records and personnel of the party subject to the acquisition proposal or any of its material subsidiaries or material joint venture interests or their representatives beyond 5:00 p.m. (eastern time) on the tenth business day after which access is afforded to the person making the acquisition proposal;

•	in respect of which such board of directors receives an opinion of counsel, that is reflected in the minutes of such board of directors, that it is required to consider the acquisition proposal in order to discharge properly its fiduciary duties; and

•	that such board of directors determines in good faith, after consultation with its financial advisors, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction:

•	more favourable to its shareholders than the combination;

•	having consideration with a value greater than the value of the consideration provided by the combination; and

•	that is reasonably capable of being completed within a reasonable period of time.

Right to Match Superior Proposal (Page S-42)

      The combination agreement provides that no party shall accept, approve, recommend or enter into any agreement, arrangement or understanding to implement a superior proposal without providing to each other party:

•	written notice that its board of directors has received and is prepared to accept a superior proposal; and

•	a copy of the superior proposal agreement as executed by the third party making the superior proposal,

as soon as possible but in any event at least five business days prior to acceptance of the superior proposal by the board of directors of that party.

      Each other party must be given an opportunity (but does not have the obligation), before the expiration of the five business day period, to propose to amend the combination agreement to provide for consideration having a value and financial and other terms equivalent to or more favourable to the shareholders of the party that has received a superior proposal than those contained in such superior proposal, with the result that the superior proposal would cease to be a superior proposal.

      If the other parties agree to amend the combination agreement in the manner described above, but otherwise on terms substantially the same as the terms of the combination agreement, the board of directors of the party that has received the superior proposal must consider the terms of the amendment, and if it concludes that the superior proposal is no longer a superior proposal, that party must not implement the proposed superior proposal, and must agree to amend the combination agreement.

      If the other parties do not agree to amend the combination agreement, the party that has received the superior proposal may accept the superior proposal provided that it pays the other parties an aggregate of Cdn.$28 million in liquidated damages and, if applicable, the expenses of such other parties up to a maximum of Cdn.$2.5 million each. Thereafter, that party may terminate the combination agreement and enter into an agreement to implement the superior proposal.

Conditions to Completion of the Combination (Page S-45)

      A number of conditions set forth in the combination agreement must be satisfied or waived before the combination will be completed. These include:

•	the approval of the issuance of shares pursuant to the arrangement and the election of four additional, agreed-upon individuals to the Kinross board of directors by at least a majority of the votes cast by the holders of Kinross common shares at the Kinross special meeting;

•	the approval of the arrangement by at least 66 2/3% of the votes cast by the holders of TVX common shares at the TVX special meeting;

•	the approval of the arrangement by at least 66 2/3% of the votes cast by the holders of Echo Bay common shares at the Echo Bay special meeting;

•	the completion of the purchase by TVX of Newmont’s interest in the TVX Newmont Americas joint venture;

•	the granting of a final order sanctioning the arrangement by the Superior Court of Ontario in form and substance acceptable to Kinross, TVX and Echo Bay, acting reasonably, which shall not have been set aside or modified in a manner unacceptable to the parties, on appeal or otherwise;

•	the absence of any juridical or administrative proceeding by or before any government entity that, if successful, or any law proposed, enacted, promulgated or applied that, would make illegal or otherwise directly or indirectly restrain, enjoin or prohibit the combination or result in a judgement or assessment of damages relating to the transactions contemplated by the combination agreement which causes a material adverse effect on the party that is the subject of the proceedings or the proposed law;

•	the receipt (on terms which will not cause a material adverse effect on any of the parties) of all regulatory approvals, which, if not obtained, would cause a material adverse effect on any of the parties or materially impede the combination;

•	the approval for listing of the Kinross common shares to be issued in the arrangement on the Toronto Stock Exchange and either the American Stock Exchange or the New York Stock Exchange, Kinross having agreed to use its best efforts to obtain a listing for such shares on the New York Stock Exchange;

•	dissent rights not having been exercised by the holders of more than 5% of the outstanding common shares of either TVX or Echo Bay;

•	representations and warranties of the parties contained in the combination agreement being true and correct as of the effective date of the combination, except for any breaches of representations and warranties which would not have a material adverse effect on any other party or materially impede the completion of the combination;

•	the performance of all covenants of the parties contained in the combination agreement, except for those which, if not performed, would not have a material adverse effect on any other party or materially impede the completion of the combination; and

•	the absence of any change, condition, event or occurrence with respect to any of the parties which has or is reasonably likely to have a material adverse effect on any other party, on the combination or on the combined company that will result from the combination.

Liquidated Damages (Page S-46)

      Each of Kinross, TVX and Echo Bay may become liable to pay liquidated damages to the other parties if:

•	the combination agreement is terminated after its board of directors changes or withdraws its recommendation with respect to the combination in a manner materially adverse to the other parties or which would materially impede the completion of the combination;

•	a bona fide acquisition proposal is made to a party or its shareholders and not withdrawn, and its shareholders do not approve that party’s participation in the combination or the appropriate resolutions are not submitted for their approval and, thereafter, the combination agreement is terminated and within six months after termination of the combination agreement, the party approves or enters into a change of control proposal or becomes a subsidiary of a third party. A “change of control proposal” in relation to a party is defined in the combination agreement to mean:

•	any proposal or offer for a merger, amalgamation, reorganization, recapitalization or other business combination involving it or any of its material subsidiaries or material joint venture interests;

•	any proposal or offer to acquire in any manner, directly or indirectly, assets which individually or in the aggregate exceed 50% of its consolidated assets;

•	any proposal or offer to acquire in any manner, directly or indirectly, any shares or securities convertible, exercisable or exchangeable for securities which exceed 50% of its outstanding voting securities; or

•	any sale of treasury shares or securities convertible, exercisable or exchangeable for treasury shares, which exceed 50% of its outstanding voting securities; or

•	the combination agreement is terminated by a party concurrently with that party entering into an agreement, arrangement or understanding to implement a superior proposal.

      The total amount of liquidated damages payable is Cdn.$28 million, although the liquidated damages payable will be reduced to Cdn.$20 million in the event such liquidated damages become payable by any party because its board of directors withdraws or changes its recommendation with respect to the combination agreement and such withdrawal or change occurred solely because the financial advisor to the party has withdrawn or adversely amended its opinion with respect to the combination. Liquidated damages will be allocated between and paid to non-defaulting parties in equal amounts.

Reimbursement of Expenses (Page S-47)

      In the event that the shareholders of any party or parties fail to approve the arrangement or matters relating to the arrangement and the combination is not completed for any reason other than the fact that the board of directors of the non-approving party has withdrawn or changed its recommendation solely because its financial advisor has withdrawn or adversely amended its opinion with respect to the combination, then the non-approving party or parties will be required to reimburse the other parties or party whose shareholders approved the arrangement or matters relating to the arrangement for their actual third-party expenses up to a maximum of Cdn.$2.5 million payable to each approving party. In the event that the shareholders of Echo Bay do not approve the arrangement solely because Kinross fails to vote its Echo Bay common shares in favour thereof, Echo Bay shall not be required to make any payment under this provision.

Termination of the Combination Agreement (Page S-47)

      Kinross, TVX and Echo Bay may mutually agree, in writing, to terminate the combination agreement at any time prior to the effective date of the combination. Also, any party may terminate the combination agreement without the consent of any other party, before the effective date of the combination, if:

•	any other party breaches a representation or warranty or fails to comply with a covenant contained in the combination agreement which breach or failure would have a material adverse effect on any other party or materially impede the completion of the combination, or a change, condition or event occurs which has or is reasonably likely to have a material adverse effect on any other party, on the combination or on the combined company that will result from the completion of the combination; provided, that the party wishing to terminate the combination agreement is not itself in breach of any representation, warranty or covenant in any material respect and provided further, that the party wishing to terminate the combination agreement has delivered notice to the other parties asserting the basis for the termination and the breach remains substantially uncured at the earlier of 30 days after notice is given and the termination date, which is January 31, 2003 unless extended as provided for in the combination agreement;

•	any condition to the obligations of that party to complete the arrangement is not capable of being satisfied; provided that the party wishing to terminate the combination agreement is not itself in breach of any representation, warranty or covenant in any material respect;

•	a juridical or administrative proceeding is brought, any regulatory approval is not received, or rights of dissent are exercised by holders of more than 5% of the outstanding common shares of either TVX or Echo Bay and, as a result, these conditions to the obligations of the parties to effect the combination are incapable of being satisfied; provided that the party wishing to terminate the combination agreement is not itself in breach of any representation, warranty or covenant in any material respect;

•	the shareholders of any party do not approve the participation of such party in the combination;

•	a party’s board of directors approves, and concurrently with the termination of the combination agreement enters into an agreement, arrangement or understanding to implement a superior proposal and has paid the applicable liquidated damages and expenses; or

•	the board of directors of any other party withdraws or changes its recommendations or determinations to its shareholders in a manner materially adverse to the other parties or which would materially impede the completion of the combination; the party whose board of directors has withdrawn or changed its recommendation in a manner materially adverse to the other parties or which would materially impede the completion of the combination may also terminate the combination agreement if such withdrawal or change occurred solely because the financial advisor to that party has withdrawn or adversely amended its opinion with respect to the combination.

      The combination agreement will automatically terminate on January 31, 2003 (unless extended as provided in the combination agreement) if the combination is not consummated by such date.

Effective Date of the Combination (Page S-36)

      The combination will be effective on the first business day following the fulfillment or waiver of the conditions to the completion of the combination set forth in the combination agreement, or as soon as practical thereafter.

Kinross After Completion of the Combination (Page S-67)

      Following completion of the combination, Kinross’ annual gold production is expected to be approximately two million ounces at total cash costs of less than $200 per ounce. Although global in reach, Kinross will have approximately 65% of its annual production and approximately 50% of its reserves based in the United States and Canada. Kinross will be the seventh largest primary gold producer in the world and the only senior North American-based primary gold producer with less than 5% of its reserves hedged. Kinross will operate and maintain joint venture interests in 13 gold mines and one base metal mine located on five continents, including seven underground mines, five open pit mines and two operations expected to include both open pit and underground mines.

      The management team of Kinross will be led by Mr. Robert Buchan as President and Chief Executive Officer and Mr. Scott Caldwell as Executive Vice President and Chief Operating Officer. In addition, Kinross has agreed in the combination agreement that it will, at the Kinross special meeting, ask the Kinross shareholders to elect to the Kinross board of directors four additional agreed-upon directors, being Messrs. Harry S. Campbell Q.C., David Harquail, Robert L. Leclerc and George F. Michals. Mr. Harquail and Mr. Leclerc are currently directors of Echo Bay.

Stock Exchange Listings (Page S-76)

      The Kinross common shares are listed on the Toronto Stock Exchange and the American Stock Exchange. The Toronto Stock Exchange has conditionally approved the listing of the Kinross common shares to be issued in connection with the arrangement. In addition, application has been made to the New York Stock Exchange to list the Kinross common shares, including the Kinross common shares to be issued in connection with the arrangement. Kinross has agreed to use its best efforts to have the Kinross common shares listed on the New York Stock Exchange. Upon completion of the combination and subject to the Kinross common shares being listed on the New York Stock Exchange, the Kinross common shares will cease to be listed and traded on the American Stock Exchange.

      Upon completion of the arrangement, the TVX common shares and the Echo Bay common shares will each be delisted from the Toronto Stock Exchange. In addition, the TVX common shares will be delisted from the New York Stock Exchange and the Echo Bay common shares will be delisted from the American Stock Exchange and the other international exchanges on which they are currently listed. However, Echo Bay’s outstanding warrants to purchase Echo Bay common shares will continue to be listed on the Toronto Stock Exchange and the American Stock Exchange, or the New York Stock Exchange, but will be exercisable for Kinross common shares. Kinross intends to apply to have TVX cease to be a reporting issuer under Canadian securities legislation and the registration of the Echo Bay common shares under the U.S. Securities Exchange Act of 1934, as amended (which we refer to in this circular as the “Exchange Act”), will be terminated.

      Following the completion of the arrangement, it is expected that Kinross will continue to be a reporting company subject to the periodic reporting requirements of the Exchange Act and, as a qualifying Canadian “foreign private issuer”, will continue to be eligible to use the multijurisdictional disclosure system. The multijurisdictional system permits eligible companies in the United States and Canada to use the disclosure documents prepared and reviewed under the laws and procedures of their home country.

      Kinross furnishes its disclosure documents to its United States shareholders, including its annual report and interim reports, that meet only the disclosure requirements of Canadian securities regulatory authorities. The form, content and timing of reports and notices that Kinross files with the SEC differs in several respects from the reports and notices that Echo Bay currently files. For example, Kinross is required to file with the SEC an annual report on Form 40-F within 140 days after the end of each fiscal year and furnish reports on Form 6-K upon the occurrence of significant events if the events are required to be disclosed in Canada. In addition, as a “reporting issuer” under Canadian securities legislation, Kinross is subject to the reporting requirements of the various securities regulatory authorities in Canada, and is required to prepare its financial information in accordance with Canadian generally accepted accounting principles. These accounting principles differ from U.S. generally accepted accounting principles. Subsequent to the arrangement, Kinross intends to make periodic filings with the SEC on the same basis.

      Additionally, as a “foreign private issuer”, Kinross is exempt from some of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of that Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of that Act.

Accounting Treatment (Page S-76)

      Kinross will account for the combination using the purchase method of accounting.

Exchange of Share Certificates (Page S-78)

      As soon as practicable after the effective date of the combination, Kinross will deposit with Georgeson Shareholder Communication Canada, Inc., as depositary, in trust for the benefit of the holders of TVX common shares and Echo Bay common shares, certificates representing the number of Kinross common shares to which the TVX common shareholders and Echo Bay common shareholders are entitled pursuant to the arrangement, and cash in lieu of fractional Kinross common shares. Promptly after the effective date of the combination, a letter of transmittal will be furnished by the depositary to former holders of TVX common shares and Echo Bay common shares for use in exchanging their certificates. Each holder of TVX common shares or Echo Bay common shares, upon surrender to the depositary of one or more certificates for cancellation with such letter of transmittal, will be entitled to receive certificates representing the number of whole Kinross common shares to be issued in respect of such shares and a cash payment in lieu of any fractional shares.

      Detailed instructions, including a letter of transmittal, will be mailed by the depositary to holders of TVX common shares and Echo Bay common shares promptly following the effective date of the combination as to the method of exchanging certificates formerly representing TVX common shares or Echo Bay common shares for certificates representing Kinross common shares. Holders of TVX common shares or Echo Bay common shares should not forward share certificates until they have received the letter of transmittal from the depositary.

Selected Consolidated Historical Financial Data of Kinross

      The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements of Kinross and the notes thereto included in this circular, and management’s discussion and analysis of financial condition and results of operations incorporated by reference in this circular. The financial information as at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 is derived from the audited consolidated financial statements of Kinross included in this circular. The financial information as at December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997 is derived from audited consolidated financial statements of Kinross that are neither included nor incorporated by reference in this circular. The financial information as at September 30, 2002 and for the nine months ended September 30, 2002 and 2001 is derived from the unaudited consolidated financial statements of Kinross included in this circular. The financial information as at September 30, 2001 is derived from unaudited consolidated financial statements of Kinross that are neither included in nor incorporated by reference in this circular. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from generally accepted accounting principles in the United States. See Note 20 of the audited consolidated financial statements of Kinross and Note 13 of the unaudited interim consolidated financial statements of Kinross for a description of these differences. Kinross utilizes the dollar as its reporting currency. All financial data presented below are in millions of dollars except per share data and number of shares outstanding.

	Nine months
	ended September 30,		Year ended December 31,

	2002	2001	2001	2000	1999	1998	1997

			(CDN. GAAP)
			(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
For the period:
Revenue	196.3	206.3	$282.9	$289.3	$317.0	$286.6	$183.5
Loss from operations	(19.2)	(12.2)	(29.9)	(113.5)	(231.0)	(240.3)	(96.9)
Net loss	(18.0)	(18.8)	(36.4)	(125.4)	(243.9)	(243.1)	(81.4)
Net loss attributable to common shareholders	(23.5)	(24.5)	(44.1)	(132.6)	(250.4)	(249.0)	(86.8)
Cash flow provided from operating activities	48.5	58.7	74.5	47.8	69.5	102.0	46.6
Cash flow used in financing activities	(8.1)	(41.1)	(46.5)	(36.8)	(31.5)	(107.6)	(6.9)
Cash flow used in investing activities	(36.9)	(23.4)	(24.8)	(47.1)	(77.5)	(31.3)	(50.0)
Weighted average common shares outstanding (millions)	354.5	308.5	313.4	298.1	299.2	233.2	123.9
Capital expenditures	18.1	25.3	30.4	41.6	44.0	33.8	39.9
Per common share:
Net loss — basic and diluted	(0.07)	(0.08)	$(0.14)	$(0.44)	$(0.84)	$(1.07)	$(0.70)
Cash dividends to common shareholders	—	—	—	—	—	—	—
Dividends declared per common share	—	—	—	—	—	—	—
At period end:
Cash and cash equivalents	84.5	72.0	$81.0	$77.8	$113.9	$153.4	$190.3
Current assets	163.5	136.8	138.7	156.3	215.1	264.6	246.5
Total assets	532.4	605.3	577.6	700.0	882.4	1,114.8	461.0
Current liabilities	68.8	82.0	76.7	81.6	90.5	80.4	17.0
Long-term debt(2)	76.9	102.9	92.5	145.6	177.6	192.1	52.9
Convertible preferred shares of subsidiary company	12.6	47.1	48.0	91.8	88.3	88.3	—
Net shareholders’ equity	337.0	339.8	331.6	340.9	477.1	691.2	356.0
Working capital	94.7	54.8	62.0	74.7	124.6	184.2	229.5

	Nine Months
	ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999	1998	1997

			(U.S. GAAP)
	(U.S. GAAP)		Restated(4)	Restated(4)	Restated(4)	Restated(4)
For the period:
Loss from operations	(37.5)	(20.8)	(28.6)	(91.5)	(215.3)	(322.6)	(86.2)
Net loss	(14.6)	(24.9)	(32.5)	(113.7)	(228.3)	(325.8)	(81.5)
Net loss attributable to common shareholders	(14.6)	(24.9)	(32.5)	(113.7)	(228.3)	(325.8)	(81.5)
Cash flow provided from operating activities	33.1	42.1	41.6	19.5	40.4	97.5	43.2
Cash flow used in financing activities	(3.1)	(21.9)	(6.5)	(12.5)	(7.0)	(106.7)	(3.5)
Cash flow used in investing activities	(18.4)	(23.8)	(23.3)	(46.9)	(75.3)	40.2	(50.0)
Net (loss) income per share — basic and diluted	(0.04)	(0.08)	(0.10)	(0.38)	(0.76)	(1.40)	(0.66)
At period end:
Current assets	131.3	103.2	123.6	118.6	178.4	239.2	246.5
Current liabilities	79.3	80.3	69.9	51.2	64.1	65.0	17.0
Total assets	546.0	525.2	526.2	602.3	758.0	952.6	461.6
Long-term debt(3)	174.8	172.9	185.6	205.8	218.1	203.5	145.7
Net shareholders’ equity	247.4	198.8	200.8	194.1	318.6	512.9	262.9
Working capital	52.0	22.9	53.7	67.4	114.3	174.2	229.5

Notes:

(1)	Effective January 1, 2002, Kinross adopted the new Canadian Institute of Chartered Accountants recommendations for foreign currency translation. Foreign exchange gains and losses arising on translation of these monetary items are now included in the determination of current period losses. The adoption of this new standard has been applied retroactively to all periods in the above tables. Please see Note 2 to Kinross’ interim financial statements on page F-18.

(2)	Includes long-term debt (current and long-term portions), the debt component of Kinross’ 5.5% convertible subordinated unsecured debentures and Kinross’ redeemable retractable preferred shares.

(3)	Includes long-term debt (current and long-term portions), a Kinross’ 5.5% convertible subordinated unsecured debentures and Kinross’ redeemable retractable preferred shares.

(4)	In preparing the U.S. GAAP reconciliation information for the years ended December 31, 2001, 2000, 1999 and 1998, Kinross incorrectly interpreted the applicability of an accommodation provided for in Item 17(c)(2)(vii) of Form 20-F. Pursuant to this incorrect interpretation, Kinross did not reconcile its investment in Omolon Gold Mining Company, which is accounted for under the proportionate consolidation method pursuant to Canadian GAAP, to the equity method under U.S. GAAP. This restatement has been applied to all periods in the above tables. Please see Note 20 to Kinross’ audited financial statements on page F-55.

Selected Consolidated Historical Financial Data of TVX

      The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements of TVX and the notes thereto included in this circular, and management’s discussion and analysis of financial condition and results of operations incorporated by reference in this circular. The financial information as at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 is derived from the audited consolidated financial statements of TVX included in this circular. The financial information as at December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997 is derived from audited consolidated financial statements of TVX that are neither included nor incorporated by reference in this circular. The financial information as at September 30, 2002 and for the nine months ended September 30, 2002 and 2001 is derived from the unaudited consolidated financial statements of TVX included in this circular. The financial information as at September 30, 2001 is derived from unaudited consolidated financial statements of TVX that are neither included in nor incorporated by reference in this circular. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from generally accepted accounting principles in the United States. See Note 17 of the audited consolidated financial statements of TVX and Note 9 of the unaudited interim consolidated financial statements of TVX, for a description of these differences. TVX utilizes the dollar as its reporting currency. All financial data presented below are in millions of dollars except per share data and number of shares outstanding.

	Nine months
	ended
	September 30,		Year ended December 31,

	2002	2001	2001		2000	1999	1998	1997

	(CDN. GAAP)		(CDN. GAAP)
For the period:
Revenue	$135.7	$119.3	$158.3		$170.0	$162.9	$162.1	$161.4
Earnings (loss) from operations	21.5	9.6	(11.1)		25.2	27.5	19.7	11.7
Net earnings (loss)	4.2	0.1	(227.9)		12.4	(47.6)	(66.0)	(49.8)
Net earnings (loss) attributable to common shareholders	4.2	28.1	(199.9	) (1)	0.1	(59.4)	(77.5)	(58.1)
Cash provided by operating activities	31.6	35.9	45.8		32.6	46.6	84.8	24.5
Cash provided by (used for) investing activities	27.4	(10.6)	(18.1)		(96.0)	109.6	(84.6)	(203.7)
Cash provided by (used for) financing activities	33.0	(54.7)	(60.5)		19.3	(104.1)	(3.3)	155.6
Weighted average common shares outstanding (millions)(2)	40.3	13.2	18.9		3.6	3.4	3.2	3.2
Capital expenditures	12.9	20.6	25.6		48.7	55.3	94.6	136.8
Per common share:
Basic earnings (loss)	$0.11	$2.13	$(10.58	) (1)	$0.03	$(17.33)	$(23.94)	$(17.87)
Diluted earnings (loss)	$0.10	$2.13	$(10.58	) (1)	$0.03	$(17.33)	$(23.94)	$(17.87)
Cash dividends to common shareholders	—	—	—		—	—	—	—
Dividends declared per common share	—	—	—		—	—	—	—
At period end:
Cash and cash equivalents	$108.5	$20.0	$16.6		$49.3	$93.4	$41.2	$57.0
Current assets	156.2	98.8	95.3		161.4	220.5	141.3	158.0
Total assets	433.1	703.7	458.3		763.0	740.2	750.2	803.6
Current liabilities	34.0	34.8	49.0		78.8	89.7	119.7	104.1
Long-term debt(3)	2.3	74.2	74.2		115.2	85.6	199.0	214.4
Gold linked convertible notes (included in net shareholders’ equity)	—	—	—		234.0	221.6	209.8	198.3
Net shareholders’ equity (includes gold linked convertible notes)	225.6	402.5	174.5		396.5	386.8	410.4	476.4
Working capital	122.2	64.0	46.3		82.6	130.8	21.6	53.9

	Nine months
	ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(U.S. GAAP)		(U.S. GAAP)
For the period:
Earnings (loss) from operations	$23.7	$11.7	$(19.0)	$28.6	$33.5	$17.4	$8.9
Net earnings/(loss)	2.2	33.1	(238.3)	15.9	(92.4)	(72.3)	(47.8)
Net earnings/(loss) attributable to common shareholders	2.2	33.1	(238.3)	15.9	(92.4)	(72.3)	(47.8)
Cash provided by operating activities	31.6	35.9	45.8	32.6	45.6	81.0	20.0
Cash provided by (used for) investing activities	27.4	(19.7)	(27.2)	(106.5)	101.0	(89.6)	(203.7)
Cash provided by (used for) financing activities	33.0	(45.5)	(51.3)	29.8	(94.4)	(7.3)	164.0
Net earnings/(loss) per share — basic and diluted	0.05	2.50	(12.61)	4.45	(26.92)	(22.33)	(14.69)
At period-end:
Current assets	$156.2	$99.0	$95.5	$171.6	$220.5	$141.3	$158.0
Total assets	418.3	744.2	447.7	798.3	764.3	772.7	832.5
Long-term debt(4)	2.3	74.2	74.2	345.0	302.8	404.5	396.2
Net shareholders’ equity	221.7	451.7	178.7	194.2	178.9	247.3	319.5
Working capital	124.6	69.1	51.8	101.1	138.1	29.8	62.7

Notes:

(1)	Restated.

(2)	Adjusted to reflect a share consolidation which took effect on July 31, 2000 on a one for five basis, and a share consolidation which took effect on June 30, 2002 on a one for ten basis.

(3)	Long-term debt includes current and long-term portion of long-term debt, bank indebtedness, debentures payable and the debt component of the gold linked convertible notes.

(4)	Long-term debt includes current and long-term portion of long-term debt, debentures payable and the gold linked convertible notes.

Selected Consolidated Historical Financial Data of Echo Bay

      The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements of Echo Bay and the notes thereto included in this circular, and management’s discussion and analysis of financial condition and results of operations incorporated by reference in this circular. The financial information as at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 is derived from the audited consolidated financial statements of Echo Bay included in this circular. The financial information as at December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997 is derived from audited consolidated financial statements of Echo Bay which are neither included in nor incorporated by reference in this circular. The financial information as at September 30, 2002 and for the nine months ended September 30, 2002 and 2001 is derived from the unaudited consolidated financial statements of Echo Bay included in this circular. The financial information as at September 30, 2001 is derived from unaudited consolidated financial statements of Echo Bay that are neither included in nor incorporated by reference in this circular. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from generally accepted accounting principles in the United States. See Note 15 of the audited consolidated financial statements of Echo Bay and Note 10 of the unaudited interim consolidated financial statements of Echo Bay for a description of the differences. Echo Bay utilizes the dollar as its reporting currency. All financial data presented below are in millions of dollars except per share data and number of shares outstanding.

	Nine months
	ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(CDN. GAAP)		(CDN. GAAP)
For the period:
Revenue	$161.8	$186.7	$237.7	$281.0	$210.4	$232.2	$305.4
Earnings (loss) from operations	13.3	2.1	(7.1)	19.8	(28.9)	(7.9)	(409.7)
Net earnings (loss)	7.7	3.2	(5.7)	18.6	(37.3)	(20.1)	(420.5)
Net earnings (loss) attributable to common shareholders	(129.2)	(9.5)	(23.0)	3.2	(51.0)	(32.6)	(426.2)
Cash flow provided from (used in) operating activities	14.9	27.2	31.6	46.5	29.6	12.1	(12.0)
Cash flow provided from (used in) investing activities	(11.9)	(21.1)	(24.0)	(10.9)	(33.6)	(2.3)	(50.2)
Cash flow provided from (used in) financing activities	5.5	(9.5)	(9.5)	(24.7)	(0.6)	(18.8)	(24.0)
Weighted average common shares outstanding (millions)	392.6	140.6	140.6	140.6	140.6	140.1	139.4
Capital and exploration expenditures	15.6	21.9	26.2	16.5	14.7	24.1	151.1
Per common share:
Net earnings (loss) — basic and diluted	$(0.33)	$(0.07)	$(0.16)	$0.02	$(0.36)	$(0.23)	$(3.06)
Cash dividends to common shareholders	—	—	—	—	—	—	—
Dividends declared per common share	—	—	—	—	—	—	—
At period end:
Cash and cash equivalents	$20.9	$10.9	$12.4	$14.3	$3.4	$8.0	$17.0
Current assets	56.9	53.9	51.1	65.0	61.2	59.5	79.4
Total assets	249.0	274.5	260.8	313.6	340.2	368.1	432.8
Current liabilities	30.5	47.5	49.6	62.3	57.2	59.9	108.1
Long-term debt(1)	—	23.3	23.7	32.5	56.7	52.8	66.5
Net shareholders’ equity	151.1	116.6	106.8	116.8	101.1	133.8	153.7
Working capital (deficiency)	26.4	8.4	1.6	2.7	4.0	(0.5)	(28.7)

	Nine months
	ended
	September 30,		Year ended December 31,

	2002	2001	2001	2000	1999	1998	1997

			(U.S. GAAP)
For the period:
Operating earnings (loss)	$12.4	$(0.8)	$(6.8)	$22.7	$(25.6)	$(15.5)	$(437.7)
Net earnings (loss) before extraordinary loss	7.6	(15.9)	(29.1)	2.3	(48.3)	(40.8)	(454.7)
Loss on retirement of capital securities, net of nil tax effect	(137.8)	—	—	—	—	—	—
Net earnings (loss)	(130.2)	(15.9)	(29.1)	2.3	(48.3)	(40.8)	(454.7)
Cash flow provided from (used in) operating activities	14.9	27.2	31.6	46.5	29.6	12.1	(12.0)
Cash flow provided from (used in) investing activities	(11.9)	(21.1)	(24.0)	(10.9)	(33.6)	(2.3)	(50.2)
Cash flow provided from (used in) financing activities	5.5	(9.5)	(9.5)	(24.7)	(0.6)	(18.8)	(24.0)
Net earnings (loss) per share — basic and diluted
— before extraordinary loss	0.02	(0.11)	(0.21)	0.02	(0.34)	(0.29)	(3.26)
— extraordinary loss	(0.35)	—	—	—	—	—	—
— after extraordinary loss	(0.33)	(0.11)	(0.21)	0.02	(0.34)	(0.29)	(3.26)
At period-end:
Total assets	$237.6	$265.1	$234.4	$314.5	$341.3	$370.1	$435.5
Long-term debt(2)	—	117.0	117.0	126.5	151.3	144.9	159.3
Accrued interest on capital securities	—	59.4	64.2	46.1	30.0	15.7	3.0
Shareholders’ equity (deficit)	157.1	(10.9)	(29.8)	(19.5)	(19.6)	24.2	67.4
Working capital (deficiency)	38.8	10.6	4.4	3.4	4.0	(3.5)	(23.7)

Notes:

(1)	Long-term debt includes current and long-term portion of long-term debt and debt component of the capital securities.

(2)	Long-term debt includes current and long-term portion of long-term debt and the capital securities.

Selected Unaudited Pro Forma Consolidated Financial Information

      The following summary of selected unaudited pro forma consolidated financial information for Kinross is derived from and should be read in conjunction with the detailed information contained in the audited consolidated financial statements of Kinross, TVX and Echo Bay as at and for the year ended December 31, 2001; the unaudited interim consolidated financial statements of Kinross, TVX and Echo Bay as at and for the nine months ended September 30, 2002; the unaudited pro forma consolidated financial statements of Kinross as at and for the nine months ended September 30, 2002 and for the year ended December 31, 2001; and the accompanying notes to such financial statements, which financial statements and notes are included in this circular.

      Included in this circular are the unaudited pro forma consolidated financial statements of Kinross, together with the relevant notes, assumptions and adjustments thereto, which reflect the completion of the combination, if it had occurred on January 1, 2001 for purposes of the pro forma consolidated statement of operations and as at September 30, 2002 for purposes of the pro forma consolidated balance sheet. The unaudited pro forma consolidated financial statements have been prepared using the purchase method of accounting. The unaudited pro forma consolidated financial statements are not necessarily indicative of the financial position or financial results that would have been achieved had the combination been completed as of the beginning of the periods presented and should not be construed as representative of such amounts for any future dates or periods.

      All financial data presented are in millions of dollars, except per share data.

	Pro forma for
	the nine	Pro forma for
	months ended	the year ended
	September 30,	December 31,
	2002	2001

Operating results:
Revenues	$494.4	$653.4
Net loss for the period	(47.2)	(340.6)
Net loss attributable to common shareholders	(189.6)	(337.5)
Per share data
Net loss per share — basic and diluted	$(0.20)	$(0.38)

Pro forma
as at
September 30,
2002

Financial position:
Cash and cash equivalents	$81.9
Current assets	260.0
Total assets	2,178.6
Current liabilities	137.2
Long-term debt(1)	82.5
Common shareholders’ equity	1,716.7
Working capital	122.8

Note:

(1)	Includes long-term debt (current and long-term portions), the debt component of Kinross’ 5.5% convertible subordinated unsecured debentures and Kinross’ redeemable retractable preferred shares.

     The tables below set out the material adjustments to pro forma consolidated net loss and shareholders’ equity reflected in the unaudited pro forma consolidated financial information which would be required if U.S. GAAP had been applied. Under U.S. GAAP, the pro forma consolidated information only reflects the income (loss) from continuing operations, before nonrecurring charges or extraordinary items. These tables should be read in conjunction with Note 20 of Kinross’ audited consolidated financial statements and Note 13 of Kinross’ unaudited interim consolidated financial statements, Note 17 of TVX’s audited consolidated financial statements and Note 9 of TVX’s interim unaudited consolidated financial statements and Note 15 of Echo Bay’s audited consolidated financial statements and Note 10 of Echo Bay’s unaudited interim consolidated financial statements, all of which are included in this circular.

Reconciliation of Pro Forma Consolidated Net Loss

(amounts in millions of U.S. dollars)

	Nine months
	ended	Year ended
	September 30,	December 31,
	2002	2001

Pro forma net loss under Canadian GAAP	$(47.2)	$(340.6)
Adjustments for:
Write-down of property, plant and equipment under U.S. GAAP(a)	—	(49.9)
Reduction in depreciation, depletion and amortization under U.S. GAAP(a)	8.1	8.9
Increase in convertible debenture interest(b)	(7.8)	(22.5)
Recognition of exchange gains (losses) on convertible debentures(b)	(0.1)	6.3
Change in market value of commodity and foreign exchange derivative contracts(c)	(4.9)	(8.4)
Reclassification of realized earnings related to derivative contracts(f)	1.0	(3.1)
Income tax recovery(e)	—	3.7
Minority interests and participation rights(d)	(1.1)	2.1
Kettle River exploration expense(g)	—	(2.2)
Kettle River amortization expense(g)	—	2.1
Premium on flow through shares issued(i)	0.6	—
Loss on retirement of capital securities(j)	5.5	—

Pro forma net loss under U.S. GAAP(j)	$(45.9)	$(403.6)

Reconciliation of Pro Forma Consolidated Shareholders’ Equity

(amounts in millions of U.S. dollars)

As at
September 30,
2002

Pro forma shareholders’ equity under Canadian GAAP	$1,716.7
Adjustments for:
Write-down of property, plant and equipment under U.S. GAAP(a)	(60.5)
Reduction in depreciation, depletion and amortization under U.S. GAAP (a)	23.9
Convertible debentures(b)	(100.4)
Premium on flow through shares issued(i)	(0.5)
Unrealized gains on marketable securities and long term investments(h)	59.9
Change in market value of commodity and foreign exchange derivative contracts(c)	(12.0)

Pro forma shareholders’ equity under U.S. GAAP	$1,627.1

(a)	In connection with an impairment evaluation, property, plant and equipment was written down to the fair value for the year ended December 31, 2001. The adjustment of $49.9 million to the net loss in the year ended December 31, 2001 comprises an increase to the write down of $51.2 million for TVX and a reduction in the write down of $1.3 million for Echo Bay. GAAP differences arise from the requirement to discount future cash flows from impaired properties under U.S. GAAP and from using proven and probable reserves only. Under Canadian GAAP, future cash flows from impaired properties are not discounted and reserves are calculated to include current proven and probable reserves plus mineral resources expected to be converted to proven and probable reserves. The decrease to shareholders’ equity of $60.5 million arises from applying the U.S. GAAP approach to write downs recognized by Kinross prior to January 1, 2001.

Under U.S. GAAP, depreciation, depletion and amortization would be reduced accordingly, as capitalized costs are amortized over proven and probable reserves only. The adjustment to the net loss comprises $6.0 million and $2.1 million in the nine months ended September 30, 2002 for Kinross and TVX respectively, and $6.1 million and $2.8 million in the year ended December 31, 2001, for

Kinross, and TVX respectively. The adjustment of $23.9 million to shareholders’ equity represents the cumulative difference created by applying this policy to Kinross’ property, plant and equipment at September 30, 2002.

(b)	Under Canadian GAAP, convertible debentures are accounted for in accordance with their substance and, as such, are presented in the financial statements in accordance with their liability and equity component parts. Under U.S. GAAP, the entire principal amount of convertible debentures is treated as debt with interest expense based on the coupon rate of 5.5%. Adjustment to net loss to account for the interest expense amounted to $7.8 million of which $3.2 million and $4.6 million relates to Kinross and Echo Bay, respectively, for the nine months ended September 30, 2002. The increased interest expense amounted to $22.5 million of which $4.1 million, $17.3 million and $1.1 million relates to Kinross, Echo Bay and TVX, respectively, for the year ended December 31, 2001.

In addition, under Canadian GAAP (prior to January 1, 2002), the unrealized foreign exchange gains and losses on the Canadian dollar denominated debentures are deferred and amortized over the term of the debentures. Effective January 1, 2002, Canadian GAAP no longer permits the deferral of unrealized foreign exchange gains and losses on the debt component of the debentures. Under U.S. GAAP, these gains and losses are recognized in income along with exchange gains and losses related to the portion of the convertible debentures included in equity under Canadian GAAP. Adjustments to the net loss, to recognize the unrealized exchange gains and (losses) amounts in Kinross are $(0.1) million and $6.3 million for the nine months ended September 30, 2002 and the year ended December 31, 2001, respectively.

The adjustment of $100.4 million to the shareholders’ equity relates to Kinross.

(c)	On January 1, 2001 FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), and the corresponding amendments under FASB Statement No. 138 (SFAS 138) were adopted for purposes of U.S. GAAP. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. SFAS 138 amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into other income when the hedged item affects other income. Changes in fair value of the derivative instruments used as economic instruments and ineffective portions of hedges are recognized in other income in the period incurred.

Under Canadian GAAP, unrealized gains, losses, revenues and expenses associated with derivative financial instruments designated as hedges of anticipated transactions are accounted for off balance sheet until recorded in income as an adjustment to the underlying hedged item and realized gains and losses on derivative financial instruments hedging anticipated transactions are deferred and recognized in income when the underlying hedged item is recorded. Option premiums for purchased options in hedging relationships are deferred and recognized in income as an adjustment to the underlying hedged item. Derivatives that are not designated in a hedging relationship are carried at fair value, consistent with U.S. GAAP requirements. U.S. GAAP differences relate primarily to the recognition of the balance sheet fair value of derivatives in hedging relationships and the associated other comprehensive income and ineffectiveness amounts for those same derivatives.

The increase to the net loss of $4.9 million is comprised of an increase in fair value of derivative financial instruments in designated hedging relationships of $0.1 million in respect of Kinross and a decrease in fair value of $3.1 million and $1.9 million for TVX and Echo Bay, respectively, in the nine months ended September 30, 2002, whereas the adjustment of $8.4 million in the year ended December 31, 2001 is comprised of $3.6 million, $0.8 million and $4.0 million for Kinross, TVX and Echo Bay, respectively.

At September 30, 2002, $17.1 million of other comprehensive loss would have been recognized and $5.8 million of deferred revenue would have been reclassified as other comprehensive income ($3.6 million) and as a decrease to the deficit ($2.2 million) under U.S. GAAP in respect of Kinross derivative financial instruments.

(d)	The effect of adjustments on minority interests and participation rights made TVX’s financial statements to comply with U.S. GAAP.

(e)	To account for the tax impact of adjustments made by TVX to comply with U.S. GAAP. Effective January 1, 2000, the liability method of accounting for income taxes was adopted for Canadian GAAP.

(f)	In accordance with Canadian GAAP, certain long-term foreign exchange contracts are considered to be hedges of the cost of goods to be purchased in foreign currencies in future periods. Gains and losses related to changes in market values of such contracts are recognized as a component of the cost of goods when the related hedged purchases occur. Under U.S. GAAP, foreign exchange contracts would be carried at market value and changes included in current earnings.

The reduction in net loss of $1.0 million relates to Echo Bay for the nine months ended September 30, 2002. The increase of $3.1 million to the net loss for the year ended December 31, 2001 comprises $0.3 million and $2.8 million that relate to Kinross and Echo Bay, respectively.

(g)	The increase of $2.2 million and the decrease of $2.1 million to the net loss in the year ended December 31, 2001 relate to Echo Bay’s Kettle River mine. Under Canadian GAAP, Echo Bay capitalized development costs of $2.2 million in 2001 for the extension of the K — 2 deposit at the Kettle River mine. Under Canadian GAAP, Echo Bay also expensed $2.1 million as amortization of these costs in 2001. The reconciling difference arose because Canadian GAAP has lower standards for determining whether mining costs are assets than the standards for asset treatment under U.S. GAAP, resulting in lower earnings being reported for U.S. GAAP. Under Canadian GAAP, these mining costs may be capitalized; under U.S. GAAP, however, the expenditures would be classified as exploration expense.

(h)	Under Canadian GAAP, unrealized gains (losses) on long-term investments and marketable securities are not recorded. Under U.S. GAAP, unrealized gains (losses) on long-term investments and marketable securities that are classified as available for sale are charged to comprehensive income or loss in the current period. The adjustment of $59.9 million as at September 30, 2002 represents the cumulative adjustment required to comply with U.S. GAAP and relates to Kinross.

(i)	Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Kinross has accounted for the issue of flow-through shares using the deferral method in accordance with Canadian GAAP. At the time of issue, the funds received are recorded as share capital. For U.S. GAAP purposes, the premium paid in excess of the market value is credited to other liabilities and included in income over the period in which the Company incurs the qualified expenditures. The adjustment made to income to comply with U.S. GAAP amounts to $0.6 million in the nine month period ended September 30, 2002 and relates to Kinross.

Also, notwithstanding that there is no specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalents under U.S. GAAP.

As at September 30, 2002 and December 31, 2001, unexpended flow-through funds were $2.0 million and $4.6 million, respectively.

(j)	In accordance with Canadian GAAP, the loss on the retirement of capital securities of Echo Bay was recorded proportionately between interest expense and deficit based on the debt and equity classifications of the capital securities. Under U.S. GAAP, the entire net loss of $137.8 million relating to Echo Bay would be recorded as an extraordinary expense item in 2002.

In accordance with Canadian GAAP, the gain on the conversion of the Gold linked convertible notes of TVX was recorded as contributed surplus. Under U.S. GAAP, this gain of $34.2 million would be recorded as an extraordinary gain in 2001.

As both these items would be treated as extraordinary items under U.S. GAAP, they have been excluded from the determination of the pro forma net loss under U.S. GAAP in accordance with Rule 11-02(a) of Regulation S-X which requires exclusion of extraordinary items from pro forma financial information.

Comparative Per Share Data

      The following table sets forth, for the periods indicated, selected pro forma per share amounts, prepared in accordance with Canadian generally accepted accounting principles, for Kinross common shares after giving effect to the combination; pro forma equivalent per share amounts for TVX common shares and Echo Bay common shares; and the corresponding historical per share data for Kinross common shares, TVX common shares and Echo Bay common shares. The information presented in the following table should be read in conjunction with the unaudited pro forma consolidated statements of Kinross, together with the relevant notes, adjustments and assumptions thereto, and the historical consolidated financial statements and related notes of each of Kinross, TVX and Echo Bay included in this circular.

	As at and for the	As at and for the
	nine months ended	year ended
	September 30, 2002	December 31, 2001

Kinross common shares
Net Income (loss):
Income (loss) from continuing operations per share	$(0.07)	$(0.14)
Pro forma	(0.20)	(0.38)
Cash dividends per Kinross common share:
Historical	—	—
Pro forma	—	—
Book value per Kinross common share at period end:
Historical	$0.58	$0.61
Pro forma	1.69	—
TVX common shares(1)
Net Income (loss):
Income (loss) from continuing operations per share (basic)	$0.11	$(10.58)
TVX per share equivalent	(1.30)	(2.47)
Cash dividends per TVX common share:
Historical	—	—
TVX per share equivalent	—	—
Book value per TVX common share at period end:
Historical	$5.23	$4.88
TVX per share equivalent	10.98	—
Echo Bay common shares
Net Income (loss):
Income (loss) from continuing operations per share	$(0.33)	$(0.16)
Echo Bay per share equivalent	(0.10)	(0.20)
Cash dividends per Echo Bay common share:
Historical	—	—
Echo Bay per share equivalent	—	—
Book value per Echo Bay common share at period end:
Historical	$0.28	$(0.36)
Echo Bay per share equivalent	0.88	—

Note:

(1)	Adjusted to reflect a TVX share consolidation which took effect on July 31, 2000 on a one for five basis, and a TVX share consolidation which took effect on June 30, 2002 on a one for ten basis.

     You should not rely on the pro forma per share data as being indicative of the results of operations or financial condition that would have been reported by the combined company had the combination been in effect during the periods set forth above or that may be reported in the future.

      Equivalent per share data in respect of the TVX and Echo Bay shares have been calculated by multiplying the Kinross pro forma amounts by the exchange ratios of 6.5 and 0.52, respectively.

Comparative Market Price Data

      Kinross common shares are listed for trading on the Toronto Stock Exchange under the symbol “K” and the American Stock Exchange under the symbol “KGC”. TVX common shares are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “TVX”. Echo Bay common shares are listed for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol “ECO”. The following table sets forth the high and low sales prices of the Kinross common shares, the TVX common shares and the Echo Bay common shares on the Toronto Stock Exchange and the American Stock Exchange or New York Stock Exchange, as the case may be, for the periods indicated. The quotations reported are from published financial sources.

	Kinross				TVX(1)				Echo Bay

			New York Stock
			Exchange/				New York				American
	Toronto Stock		American Stock		Toronto Stock		Stock		Toronto Stock		Stock
	Exchange		Exchange(2)		Exchange		Exchange		Exchange		Exchange

	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low

	Cdn.$	Cdn.$	$	$	Cdn.$	Cdn.$	$	$	Cdn.$	Cdn.$	$	$
2000
First Quarter	3.35	2.13	2.31	1.44	80.00	49.00	56.50	34.50	2.85	1.76	1.94	1.25
Second Quarter	2.30	1.22	1.63	0.81	57.50	31.50	40.50	22.00	2.09	1.30	1.38	0.88
Third Quarter	1.35	0.78	0.94	0.50	34.00	31.50	27.50	25.00	1.61	1.05	1.06	0.69
Fourth Quarter	1.12	0.50	0.75	0.38	32.00	20.00	20.90	13.10	1.15	0.52	0.75	0.32
2001
First Quarter	1.04	0.66	0.67	0.44	28.30	13.20	19.50	8.20	1.49	0.59	0.95	0.38
Second Quarter	1.63	0.70	1.20	0.44	16.00	4.50	10.10	2.70	2.00	0.89	1.24	0.51
Third Quarter	1.73	1.19	1.05	0.77	9.90	5.00	6.20	3.50	1.60	0.79	1.04	0.51
Fourth Quarter	1.53	0.95	0.99	0.62	7.90	5.80	5.00	3.70	1.12	0.81	0.73	0.50
2002
January	1.39	1.32	0.96	0.71	8.90	6.80	5.50	4.30	1.05	0.82	0.65	0.50
February	1.74	1.63	1.20	0.94	11.90	8.90	7.50	5.60	1.60	0.97	0.97	0.60
March	1.81	1.72	1.36	0.97	12.20	8.90	7.70	5.70	1.55	1.02	0.98	0.64
April	2.87	1.85	1.85	1.16	13.40	10.30	8.50	6.40	1.55	1.18	0.96	0.76
May	4.44	2.45	2.90	1.51	19.70	12.50	12.80	8.10	2.18	1.01	1.35	0.66
June	4.31	3.00	2.82	1.90	25.60	15.70	16.90	10.00	2.13	1.46	1.39	0.91
July	3.67	2.06	2.40	1.25	23.54	13.10	15.35	8.35	1.86	1.08	1.22	0.70
August	3.26	2.45	2.10	1.55	21.00	15.46	13.43	9.75	1.64	1.21	1.05	0.77
September	3.75	3.15	2.36	2.05	24.25	20.10	15.35	13.00	1.91	1.58	1.21	1.00
October	3.43	2.41	2.16	1.54	22.24	15.35	14.00	9.88	1.75	1.25	1.08	0.80

Notes:

(1)	Adjusted to reflect a TVX share consolidation which took effect on July 31, 2000 on a one for five basis, and a TVX share consolidation which took effect on June 30, 2002 on a one for ten basis.

(2)	Kinross common shares were listed and traded on the New York Stock Exchange until July 31, 2001. Since August 1, 2001, the Kinross common shares have been listed and traded on the American Stock Exchange.

     On June 7, 2002, the last full trading day prior to the joint public announcement of the combination, the last reported sale price of a Kinross common share on the Toronto Stock Exchange was Cdn.$3.92 and on the American Stock Exchange was $2.57, the last reported sale price of a TVX common share on the Toronto Stock Exchange was Cdn.$16.40 and on the New York Stock Exchange was $10.50 (taking into account the June 30, 2002 one for ten share consolidation) and the last reported sale price of an Echo Bay common share on the Toronto Stock Exchange was Cdn.$1.85 and on the American Stock Exchange was $1.20.

RISK FACTORS

      The description of the risk factors relating to the combination set out below is materially complete. Shareholders should carefully consider the following risk factors before deciding how to vote or instruct their vote to be cast to approve the matters relating to the combination. In addition to the risk factors relating to the combination set out in this portion of the circular, shareholders should also carefully consider the risk factors set out on pages A-34, B-41 and C-23.

Risks Relating to the Combination

Kinross, TVX and Echo Bay may not integrate successfully.

      The combination will involve the integration of companies that previously operated independently. As a result, the combination will present challenges to management, including the integration of the operations, systems, technologies and personnel of the three companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention, operational interruptions and the loss of key employees, customers or suppliers. The difficulties Kinross’ management encounters in the transition and integration processes could have a material adverse effect on the revenues, level of expenses and operating results of the combined company. As a result of these factors, it is possible that Kinross will not achieve anticipated cost reductions and synergies or that other benefits expected from the combination will not be realized.

TVX and Echo Bay directors and executive officers may have interests in the combination that are different from those of TVX and Echo Bay shareholders.

      In considering the recommendation of the boards of directors of TVX and Echo Bay to vote for the arrangement, shareholders should be aware that members of the TVX and Echo Bay boards and management teams have agreements or arrangements that provide them with interests in the combination that differ from, or are in addition to, those of TVX or Echo Bay shareholders generally. For additional information on the interests described in this risk factor, see “Interests of Directors and Executive Officers of Kinross, TVX and Echo Bay in the Arrangement” on page S-28.

Changes in the value of Kinross common shares will affect the value of the consideration received by holders of TVX common shares and Echo Bay common shares in the arrangement.

      The specific dollar value of the consideration that TVX and Echo Bay shareholders will receive in the arrangement will depend on the market price of Kinross common shares on the effective date of the combination. The exchange ratios are fixed and they will not increase or decrease due to fluctuations in the market price of Kinross common shares. If the market price of Kinross common shares increases or decreases, the market value of the Kinross common shares that TVX and Echo Bay shareholders receive will correspondingly increase or decrease. Because the date that the combination is completed may be later than the date of the special meetings of TVX and Echo Bay shareholders, the price of Kinross common shares on the effective date of the combination may be higher or lower than the price on the date of the applicable special meeting. Many of the factors that affect the market price of Kinross common shares are beyond the control of Kinross. These factors include fluctuations in the price of gold, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

If the Kinross shareholder rights plan is not terminated prior to the effective date of the arrangement, shareholders of TVX and Echo Bay may suffer adverse Canadian tax consequences.

      It is not a condition of the combination that the Kinross shareholder rights plan be terminated prior to the effective date of the combination. If the Kinross shareholder rights plan is not so terminated and as a result the holders of TVX common shares and holders of Echo Bay common shares acquire rights under such plan under the arrangement, the arrangement may be a taxable event under Canadian law to TVX and Echo Bay shareholders. Holders of TVX common shares and holders of Echo Bay common shares may be treated as having disposed of their TVX common shares and Echo Bay common shares for proceeds equal to the aggregate of the fair market value of the Kinross common shares (and cash received in lieu of a fractional share, if applicable) and any rights under the Kinross shareholder rights plan received in exchange therefor. A recent position taken by the Canada Customs and Revenue Agency (which we refer to in this circular as the “CCRA”) on a shareholder rights plan indicates that holders may be assessed on this basis. Neither the Echo Bay board of directors nor its independent committee addressed the possibility that the arrangement might be taxable to Echo Bay shareholders under Canadian tax law if the Kinross shareholder rights plan was not terminated.

      As of June 10, 2002, Newmont Mining Corporation of Canada Limited, a wholly-owned subsidiary of Newmont, beneficially owned 45.2% of the Echo Bay common shares and pursuant to a lock-up agreement has agreed to vote its Echo Bay common shares in favour of Echo Bay’s participation in the arrangement. The Newmont lock-up agreement provides that Newmont and Newmont Canada may terminate the lock-up agreement if Kinross’ shareholders do not authorize the termination of Kinross’ shareholder rights plan at Kinross’ special meeting and the arrangement cannot otherwise be structured as a tax-deferred rollover under Canadian law. No assurance can be given that Newmont or Newmont Canada will terminate the lock-up agreement if Kinross’ shareholder rights plan is not authorized to be terminated or that, even if the lock-up agreement is terminated, that Newmont Canada will vote against Echo Bay’s participation in the arrangement.

TVX’s obligation to complete the transactions contemplated by the combination agreement is not conditional upon the receipt of a tax opinion of U.S. counsel.

      TVX has received a tax opinion of U.S. counsel dated as of the date of this circular and does not anticipate receiving a tax opinion of U.S. counsel on the effective date of the arrangement. If factual circumstances of Kinross or TVX change after the date of the circular, or if there is a change in applicable law after the date of the circular, U.S. holders of TVX common shares may not be able to rely on the continuing validity of the opinion of Stoel Rives LLP (U.S. counsel to TVX) described under “Material United States Federal Income Tax Considerations of the Arrangement — Tax Consequences of the Arrangement to TVX U.S. Shareholders”, and the tax consequences of the arrangement may be adverse to the holders of TVX common shares, including the potential recognition by U.S. holders of TVX common shares of gain as a result of the amalgamation of TVX and the wholly-owned subsidiary of Kinross pursuant to the arrangement.

Echo Bay’s obligation to complete the transactions contemplated by the combination agreement is not conditional upon the receipt of a tax opinion of U.S. counsel.

      Echo Bay intends to request from Cravath, Swaine & Moore, its U.S. counsel, a tax opinion, dated as of the effective date of the arrangement, to the effect that, among other things:

•	the exchange of Echo Bay common shares for Kinross common shares pursuant to the arrangement will be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and

•	U.S. holders of Echo Bay common shares who exchange their Echo Bay common shares solely for Kinross common shares generally will not recognize any gain or loss for U.S. Federal income tax purposes.

      If Echo Bay does not receive a tax opinion of U.S. counsel on the effective date of the arrangement, U.S. holders of Echo Bay common shares cannot rely on the continuing validity of the opinion of Cravath, Swaine & Moore described in this risk factor and under “Material United States Federal Income Tax Considerations of the Arrangement — Tax Consequences of the Arrangement to Echo Bay U.S. Shareholders”. Echo Bay may not be able to receive a tax opinion on the effective date of the arrangement because, for example:

•	Kinross fails to provide a customary letter of representation to Echo Bay due to a change in factual circumstances or otherwise;

•	Echo Bay fails to provide its customary representation letter to U.S. counsel due to a change in factual circumstances or otherwise; or

•	there is a change in applicable law, which may or may not be retroactive.

      If this were to occur, it is possible, but not certain, that the exchange of Echo Bay common shares for Kinross common shares pursuant to the arrangement would constitute a taxable, rather than a tax-deferred, transaction for U.S. Federal income tax purposes and, in such case, that the U.S. Federal income tax consequences to the holders of Echo Bay common shares would be materially different than those described above, including the possibility that holders of Echo Bay common shares would be required to recognize gain or loss for U.S. Federal income tax purposes as a result of the exchange of their Echo Bay common shares for Kinross common shares pursuant to the arrangement.

The acquisition of the Newmont interest in the TVX Newmont Americas joint venture may be financed through the incurrence of short-term debt.

      In the event that TVX elects to pay for the acquisition of Newmont’s interest in the TVX Newmont Americas joint venture by incurring short-term debt represented by the promissory notes provided for in the purchase agreements, the short-term debt of the combined company would be increased by as much as $90 million and the total current liabilities of the combined company would be $227.2 million. This short-term debt would be secured by the Newmont interest in the TVX Newmont Americas joint venture and bear interest at the rate of 15% per annum. In the event Kinross’ proposed unit offering is closed prior to the closing date of the TVX Newmont Americas joint venture transaction, the promissory note is due on the seventh day following the closing of the TVX Newmont Americas joint venture transaction. Otherwise, the promissory note is due on the earlier of June 16, 2003, and the date Kinross receives the proceeds from any equity offering. Repayment of this short-term debt through the use of cash on hand of the combined company would reduce the cash available to the combined company for operating or other purposes. For a discussion of the terms of the short-term debt referred to in this risk factor, see page S-48.

Risks Relating to Kinross, TVX, Echo Bay and the Combined Company

      This section focuses on risks that differ for Kinross, TVX and Echo Bay or that will be different for the combined company.

Kinross, TVX and Echo Bay have a history of losses.

      Kinross had a net loss of $36.4 million in 2001, $125.4 million in 2000 and $243.9 million in 1999. TVX incurred a net loss of $227.9 million in 2001, net income of $12.4 million in 2000 and a net loss of $47.6 million in 1999. Echo Bay had a net loss of $5.7 million in 2001, net income of $18.6 million in 2000 and a net loss of $37.3 million in 1999. Following completion of the combination, Kinross’ ability to operate profitably will depend on the success of its principal mines and on the price of gold. There can be no assurance that following the combination Kinross will be profitable.

Kinross, TVX and Echo Bay are parties to material legal proceedings.

      Kinross, TVX and Echo Bay are parties to material legal proceedings. The combined company will be subject to the risks of all these material legal proceedings which, if decided adversely to the combined company, may have a material adverse effect on its financial or business position or prospects. Shareholders are urged to read the descriptions of pending legal proceedings set out in Schedules A, B and C to this circular.

      In September 2001, Rio Tinto Brasil Ltda., a subsidiary of Rio Tinto PLC, purported to terminate the shareholders agreement relating to Rio Paracatu Mineração S.A., the operating corporation which holds the Brasília Mine. Rio Tinto Brasil also caused Rio Paracatu to call a meeting of its shareholders to amend its Articles of Association. The effect of the proposed amendments would be to permit Rio Tinto Brasil to have sole decision-making authority over Rio Paracatu through its 51% interest. Rio Tinto Brasil alleged that the transaction resulting in the formation of TVX Newmont Americas joint venture (formerly, TVX Normandy Americas joint venture) in June 1999 and the resignation of the former Chairman and Chief Executive officer of TVX in April 2001 had triggered rights of first refusal under the shareholders agreement in favour of Rio Tinto Brasil and as such rights were not made available to Rio Tinto Brasil, it was permitted to terminate the shareholders agreement.

      The TVX Newmont Americas joint venture disagrees with Tinto Brasil’s interpretation of the shareholders agreement and was successful in obtaining an injunction against Rio Paracatu from holding the proposed shareholders meeting. Following the granting of the injunction, in November 2001, the TVX Newmont Americas joint venture commenced a claim in Brasil against Rio Tinto Brasil and Rio Paracatu to declare that the shareholders agreement continues to be valid. Rio Tinto Brasil and the TVX Newmont Americas joint venture have each filed pleadings with respect to this action. In October 2002, Rio Tinto Brasil again failed to comply with the shareholders agreement and TVX Newmont Americas was successful in obtaining another injunction. Subsequently, Rio Tinto Brasil and TVX Newmont Americas have agreed to freeze litigation activities until the end of January, 2003.

      TVX anticipates that the decision of the court will be made within the next year. In the event that such decision is not in favour of the TVX Newmont Americas joint venture, TVX will evaluate other legal remedies with respect to the management of Rio Paracatu. A negative outcome in these legal proceedings could have a material adverse effect.

The combined company will face materially different risks related to foreign investment than those to which Kinross, TVX and Echo Bay were subject to when they were independent entities.

      Kinross and TVX conduct development and mining activities outside Canada and the United States. Specifically, Kinross has significant operations in far east Russia, as well as operations in Chile and Zimbabwe. TVX has primary operations in Brazil and Chile, as well as operations in Greece. Echo Bay does not have any material development or mining activities outside Canada or the United States.

      Following the completion of the combination, a significant portion of Kinross’ mining operations will be located in Brazil, Chile and Russia. The combined company will be subject to materially different foreign investment risks than those to which Kinross, TVX and, in particular, Echo Bay, were subject when they were independent entities. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries, including various levels of political and economic risk. The existence or occurrence of one or more of the following circumstances or events could have a material adverse impact on the combined company’s profitability or the viability of the combined company’s affected foreign operations, which could have a material adverse impact on the combined company’s future cash flows, earnings, results of operations and financial condition. These risks include the following:

•	uncertain or unpredictable political, legal and economic environments;

•	delays in obtaining or the inability to obtain necessary governmental permits;

•	labour disputes;

•	invalidation of governmental orders;

•	war and civil disturbances;

•	changes in laws or policies of particular countries;

•	taxation;

•	government seizure of land or mining claims;

•	limitations on ownership;

•	restrictions on the convertibility of currencies;

•	limitations on the repatriation of earnings; and

•	increased financing costs.

      These risks may limit or disrupt the projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

      Investors should, in particular, consider the risks relating to an uncertain and unpredictable legal environment in Russia. While progress with legal reforms in Russia has progressed, implementation and enforcement of property rights across Russia’s vast territory remain problematic. A weak bureaucracy and vested interests also remain obstacles. Moreover, because of the developing nature of the Russian legal system and the fact that the interpretation and application of many laws are untested, it is difficult to predict with any degree of certainty how such laws may be interpreted and applied in a particular case. It is not uncommon in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations.

      On September 4, 2002, one of the Russian shareholders of Omolon Gold Mining Company, Kinross’ 54.7% owned Russian subsidiary through which Kinross holds its interest in the Kubaka gold mine, obtained an order from a court in the Magadan Region of the Russian Federation to arrest Omolon’s gold inventory at the Kubaka mine as well as existing funds in certain of Omolon’s bank accounts in the amount of $47 million pending the resolution of a dispute among Kinross and such shareholder. Omolon appealed the court decision, and, on October 14, 2002, the court ruled that the amount of the assets covered by the arrest order should be lowered to the ruble equivalent of $22.3 million. Subsequently, on October 16 and October 24, 2002, Omolon’s accounts in four banks and all of Omolon’s gold inventory were released from the arrest. On October 18, 2002, Omolon reached agreement in principle with the Administration of the Magadan Region, representing itself and two of the largest Russian shareholders of Omolon. Under the agreement in principle, Omolon will offer to purchase the outstanding shares of Omolon which are currently held by the Russian shareholders for the ruble equivalent of $45.4 million and the Administration of the Magadan region will ensure that these shares will be tendered. Following the implementation of this agreement in principle, Kinross expects that all pending lawsuits commenced by the Russian shareholders will be terminated. Investors should be aware that the agreement is only an agreement in principle and the completion of the transaction is subject to a number of uncertainties and risks, including the lack of a definitive agreement. If the transaction is not completed in accordance with the agreement in principle or at all, the pending litigation may not be terminated and Omolon’s ability to conduct operations at Kubaka may be adversely affected.

      Investors should also consider the particular risks relating to operating in Greece. The Greek Supreme Court annulled purported validly permits issued by the Greek Government with respect to TVX’s Olympias development project. This decision effectively prohibits development of the Olympias project. In addition, local action groups have applied to have mining permits for TVX’s Stratoni base metals operations annulled. The court heard this application on June 7, 2002 but has not yet released its decision.

      Investors should also consider the risks relating to an uncertain or unpredictable political and economic environment in Brazil and Chile. In the short term, significant macroeconomic instability in the region is expected to negatively impact the business environment and may lead to longer term negative changes in the national approaches taken to ownership by foreign companies of natural resources.

The combined company will be subject to risks associated with conducting its operations in numerous currencies.

      Currency fluctuations may affect the costs which the combined company will incur at its operations. Gold is sold in the world market in U.S. dollars. In addition to U.S. dollars, Kinross’ costs are incurred principally in Canadian dollars and Russian rubles, and TVX’s costs are incurred principally in Canadian dollars, Brazilian reals, Chilean pesos and Euros. Echo Bay principally incurs costs in Canadian and U.S. dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of gold production in U.S. dollar terms at the combined company’s mines located outside of the United States. If the combined company determines to implement a currency hedging program to reduce the risk associated with currency fluctuations, there is no assurance that its hedging strategies will be successful. See “Currency Presentation and Exchange Rate Information” on page S-iii for the change in value of the Canadian dollar over the last five years.

      Over the last five years, the dollar has generally strengthened against the above-mentioned currencies. At present, the Brazilian real (down 250% against the dollar since December 31, 1998) and the Russian ruble (down 425% against the dollar since December 31, 1997) remain particularly volatile currencies potentially subject to significant increases or decreases in value.

Kinross, TVX and Echo Bay have different sensitivities to changes in gold and silver prices as a result of gold and silver hedging strategies.

      Each of the combining companies enters into contracts with banking or financial institutions in order to hedge revenues against adverse changes in gold and silver prices. As at September 30, 2002, 345,700 ounces of Kinross’ gold production was committed to spot deferred contracts and fixed forward contracts, representing 6.5% of Kinross’ proven and probable reserves as at December 31, 2001. Also as at September 30, 2002, 150,00 ounces of Kinross’ gold production was committed to written call options, representing 2.8% of Kinross’ proven and probable reserves as at December 31, 2001. Kinross currently has no silver commodity derivative contracts outstanding. As at September 30, 2002, 650,000 ounces of TVX’s gold production was protected by purchased gold put options, representing 10.7% of TVX’s proven and probable reserves of gold as at December 31, 2001. Also as at September 30, 2002, 2,500,000 ounces of TVX’s silver production was committed to silver call options, representing 7.7% of TVX’s proven and probable reserves of silver as at December 31, 2001. As at September 30, 2002, 15,000 ounces of Echo Bay’s gold production was committed to fixed forward contracts, representing 0.4% of Echo Bay’s proven and probable reserves as at December 31, 2001. Also, as at September 30, 2002, 75,000 ounces of Echo Bay’s gold production was committed to written call options, representing 2.4% of Echo Bay’s proven and probable reserves as at December 31, 2001. Echo Bay fulfilled its gold forward sales obligations in October 2002 by delivering 15,000 ounces of gold at $293 per ounce. Echo Bay also delivered 15,000 ounces into gold call options at $302 per ounce and settled 60,000 gold call options at a cost of $1.1 million in October 2002. Echo Bay’s production is now completely unhedged.

Average total cash costs are different for Kinross, TVX, Echo Bay and the Newmont interest in the TVX Newmont Americas joint venture.

      “Average total cash costs” figures, calculated in accordance with “The Gold Institute Production Cost Standard”, include mine site operating costs such as mining, processing, administration, royalties and production taxes (but are exclusive of amortization, reclamation costs, capital, development and exploration costs), divided by the ounces of gold produced. The measure is a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

      Kinross incurred average total cash costs (dollars per gold equivalent ounce) of $193 in 2001, $202 in 2000 and $196 in 1999. TVX incurred average total cash costs (dollars per gold equivalent ounce) of $180 in 2001, $178 in 2000 and $170 in 1999. Echo Bay incurred average total cash costs (dollars per gold equivalent ounce) of $233 in 2001, $204 in 2000 and $226 in 1999. After giving effect to the combination, average total cash costs of the combined company are expected to be in excess of the amount incurred by Kinross and TVX in 2001. Current shareholders of Kinross and TVX may have a greater degree of exposure to downward fluctuations in gold prices after completion of the combination as lower gold prices may make certain of the combined company’s mining projects uneconomic due to the higher costs of production at those projects.

THE MEETINGS

      Kinross, TVX and Echo Bay have called special meetings of their shareholders to be held on the dates and at the times and places set out below:

Meeting	Date	Time (local time)	Place

Kinross	●	●	●
TVX	●	●	●
Echo Bay	●	●	●

Kinross

      At the Kinross special meeting, the holders of Kinross common shares will be asked to consider and approve:

•	the issuance of Kinross common shares pursuant to the arrangement, including Kinross common shares to be issued pursuant to outstanding stock options granted by TVX and Echo Bay and outstanding warrants issued by TVX and Echo Bay to purchase TVX common shares and Echo Bay common shares;

•	the election of four additional, agreed-upon individuals to the Kinross board of directors;

•	a consolidation of the outstanding Kinross common shares on the basis of one Kinross common share for each three Kinross common shares; and

•	the termination of Kinross’ shareholder rights plan.

      The Kinross share issuance proposal and the election of directors to the Kinross board of directors must be approved by at least a majority of the votes cast at the Kinross special meeting. The arrangement is conditional upon approval of these matters. The consolidation of the Kinross common shares must be approved by not less than 66 2/3% of the votes cast at the Kinross special meeting and the termination of Kinross’ shareholder rights plan must be approved by at least a majority of the votes cast at the Kinross special meeting. The arrangement is not conditional upon approval of the Kinross share consolidation or the termination of Kinross’ shareholder rights plan.

TVX

      At the TVX special meeting, the holders of TVX common shares will be asked to consider and approve a special resolution approving the participation of TVX in the arrangement. The special resolution must be approved by not less than 66 2/3% of the votes cast at the TVX special meeting.

Echo Bay

      At the Echo Bay special meeting, the holders of Echo Bay common shares will be asked to consider and approve a special resolution approving the participation of Echo Bay in the arrangement. The special resolution must be approved by not less than 66 2/3% of the votes cast at the Echo Bay special meeting.

THE COMBINATION

      Kinross, TVX and Echo Bay have entered into the combination agreement dated as of June 10, 2002, as amended as of July 12, 2002 and November 19, 2002, for the purpose of combining the ownership of their respective businesses by way of a plan of arrangement under the CBCA.

      In a separate transaction, TVX and a subsidiary of TVX have entered into agreements dated as of June 10, 2002, as amended as of November 19, 2002, with a subsidiary of Newmont pursuant to which TVX has agreed to acquire Newmont’s approximate 50% non-controlling interest in the TVX Newmont Americas joint venture, in accordance with an existing right of first offer and an existing right of first refusal, for $180 million. The purchase price may, at TVX’s option, be paid entirely in cash or TVX may elect to satisfy up to one half of the purchase price payable under each agreement by delivery of a secured promissory note and the balance in cash. The maximum aggregate amount of the promissory notes which may be issued is $90 million. The arrangement is conditional upon the completion of the purchase of Newmont’s interest in the TVX Newmont Americas joint venture.

      On November 19, 2002, Kinross announced that it entered into an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase 50 million units of Kinross at a price of Cdn.$3.05 per unit for gross proceeds of Cdn.$152.5 million. Each unit will consist of one common share of Kinross and one half of a common share purchase warrant. Whole common share purchase warrants are exercisable on or before the date which is five years from the closing of the unit offering for Cdn.$5.00. Kinross expects the unit offering to close on December 5, 2002 and intends to use the proceeds therefrom, together with cash on hand, to provide the cash payment for the purchase of Newmont’s interest in the TVX Newmont Americas joint venture and repay any amounts owed under the promissory note, if delivered at closing of the TVX Newmont Americas joint venture transaction. In the event the unit offering is closed prior to the closing date of the TVX Newmont Americas joint venture transaction, the promissory note is due on the seventh day following the closing of TVX Newmont Americas joint venture transaction. Otherwise the promissory note is due on the earlier of June 16, 2003 and the date Kinross receives proceeds from any equity offering.

      Upon completion of the arrangement and purchase of the Newmont interest, Kinross will own all of the outstanding TVX common shares and Echo Bay common shares and will own, indirectly, all of the TVX Newmont Americas joint venture.

      Pursuant to the plan of arrangement, TVX will amalgamate with 4082389 Canada Inc., a newly-formed, wholly-owned subsidiary of Kinross, and each holder of TVX common shares will receive 6.5 Kinross common shares for each TVX common share. The TVX share exchange ratio reflects a one for ten consolidation of its common shares which took effect on June 30, 2002. Also pursuant to the plan of arrangement, shareholders of Echo Bay (other than Kinross) will receive 0.52 of a Kinross common share for each Echo Bay common share. Immediately prior to the completion of the combination, and subject to shareholder approval, Kinross intends to consolidate its outstanding common shares on the basis of one Kinross common share for each three Kinross common shares. If the Kinross share consolidation is completed, each holder of TVX common shares will receive 2.1667 Kinross common shares for each TVX common share and each holder of Echo Bay common shares will receive 0.1733 of a Kinross common share for each Echo Bay common share.

      The arrangement requires the approval of at least 66 2/3% of the votes cast by TVX and Echo Bay shareholders at the respective special meetings of TVX and Echo Bay, as well as the approval of the Superior Court of Ontario. The shareholders of Kinross will be asked to approve the issuance of Kinross common shares pursuant to the arrangement, as well as certain other matters discussed in this circular, at the Kinross special meeting.

RECOMMENDATIONS OF DIRECTORS

[INTENTIONALLY LEFT BLANK]

INTENTIONS OF SIGNIFICANT SHAREHOLDERS

Kinross Lock-Up Agreement

      Kinross is the beneficial owner of approximately 10.6% of the outstanding Echo Bay common shares. Kinross has entered into a lock-up agreement with Echo Bay dated June 10, 2002, as amended as of November 19, 2002, pursuant to which it has agreed to vote its Echo Bay common shares in favour of the arrangement at the Echo Bay special meeting.

      Pursuant to the Kinross lock-up agreement, subject to the subsequent paragraph, Kinross has agreed that it will not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey its Echo Bay common shares.

      If, however, Kinross wishes to option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey all or substantially all of its Echo Bay common shares, Kinross, under the Kinross lock-up agreement, may do so if it delivers to Echo Bay an agreement duly executed by the acquirer whereby the acquirer becomes obligated to Echo Bay on substantially similar terms to those contained in the Kinross lock-up agreement. This restriction on Kinross’ ability to sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey all or substantially all of its Echo Bay common shares shall survive the termination of the Kinross lock-up agreement and stay in effect so long as Echo Bay is or may be subject to paying liquidated damages under the combination agreement.

      The Kinross lock-up agreement provides that Kinross will deposit with the registrar and transfer agent of the Echo Bay common shares a duly completed and executed proxy voting its Echo Bay common shares in favour of the arrangement. Neither Kinross nor any person acting on its behalf will withdraw, amend or invalidate the proxy deposited by Kinross.

      The Kinross lock-up agreement further provides that Kinross will:

•	not take any action of any kind which would be inconsistent with the combination agreement, including any action to solicit, initiate, facilitate or knowingly encourage the initiation of an acquisition proposal;

•	notify Echo Bay promptly upon becoming aware of any acquisition proposal; and

•	use commercially reasonable efforts to assist Echo Bay and the other parties to the combination agreement to successfully complete the combination.

      The Kinross lock-up agreement may be terminated by either party if the combination agreement is terminated in accordance with its terms and shall terminate automatically on the effective date of the combination.

Newmont Lock-Up Agreement

      Newmont’s wholly-owned subsidiary, Newmont Mining Corporation of Canada Limited (“Newmont Canada”), is the beneficial owner of approximately 45.2% of the outstanding Echo Bay common shares, and Newmont and Newmont Canada have entered into a lock-up agreement with Echo Bay dated June 10, 2002, as amended as of November 19, 2002, pursuant to which Newmont Canada has agreed to vote its Echo Bay common shares in favour of the arrangement at the Echo Bay special meeting.

      Pursuant to the Newmont lock-up agreement, subject to the subsequent paragraph, Newmont Canada has agreed that it will not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey its Echo Bay common shares.

      If, however, Newmont Canada wishes to option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey all or substantially all of its Echo Bay common shares, it may do so if in certain circumstances it delivers to Echo Bay an agreement duly executed by the acquirer whereby the acquirer becomes obligated to Echo Bay on substantially similar terms to those contained in the Newmont lock-up agreement. This restriction on Newmont’s ability to sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey all or substantially all of its Echo Bay common shares shall survive the termination of the Newmont lock-up agreement and stay in effect so long as Echo Bay is or may be subject to paying liquidated damages under the combination agreement.

      The Newmont lock-up agreement provides that Newmont Canada will deposit with the registrar and transfer agent of the Echo Bay common shares a duly completed and executed proxy voting its Echo Bay common shares in favour of the arrangement. Neither Newmont Canada nor any person acting on its behalf will withdraw, amend or invalidate the proxy deposited by Newmont Canada.

      The Newmont lock-up agreement further provides that Newmont and Newmont Canada will:

•	not take any action of any kind which would be inconsistent with the combination agreement, including any action to solicit, initiate, facilitate or knowingly encourage the initiation of an acquisition proposal;

•	notify Echo Bay promptly upon becoming aware of any acquisition proposal; and

•	use commercially reasonable efforts to assist Echo Bay and the other parties to the combination agreement to successfully complete the combination.

      If Newmont Canada fails to comply with its obligations to vote in favour of Echo Bay’s participation in the arrangement and the Echo Bay shareholders fail to approve its participation in the combination, then Newmont and Newmont Canada have agreed to indemnify, jointly and severally, and hold harmless Echo Bay from its obligation under the combination agreement to reimburse each of Kinross and TVX for their expenses, up to a maximum of Cdn.$2.5 million. However, Newmont and Newmont Canada are not obligated to indemnify Echo Bay if Echo Bay’s board of directors has withdrawn or changed its recommendation with respect to the arrangement or recommended in favour of another acquisition proposal and the Echo Bay shareholders fail to approve Echo Bay’s participation in the combination.

      Additionally, if Echo Bay becomes obligated to pay liquidated damages under the combination agreement because:

•	a bona fide acquisition proposal is publicly announced, proposed, offered or made and not withdrawn to Echo Bay and its shareholders;

•	the Echo Bay shareholders do not approve the requisite resolutions by which Echo Bay would participate in the arrangement, and thereafter the combination agreement is terminated; and

•	within six months after termination of the combination agreement, Newmont or Newmont Canada enters into or consummates a change of control proposal with respect to Echo Bay,

then Newmont and Newmont Canada have agreed to indemnify, jointly and severally, and hold harmless Echo Bay from such liquidated damages unless such change of control proposal is recommended by the Echo Bay board of directors or Echo Bay has previously become liable to pay liquidated damages under the combination agreement. All of the Newmont/ Newmont Canada indemnity provisions survive the termination of the Newmont lock-up agreement.

      Each of Echo Bay, Newmont and Newmont Canada may terminate the Newmont lock-up agreement if:

•	the arrangement proposed to Echo Bay shareholders does not correspond in all material respects to that contemplated by the combination agreement;

•	the Kinross shareholder rights plan is not authorized to be terminated at the Kinross special meeting, or is in fact not terminated prior to the effective date of the combination, and the arrangement cannot otherwise be effected on a tax-deferred rollover basis for Canadian shareholders of Echo Bay; or

•	the combination agreement is terminated in accordance with its terms.

      The Newmont lock-up agreement shall automatically terminate on the effective date of the combination.

Beech Lock-Up Agreement

      Beech is the beneficial owner of approximately 18.6% of the outstanding TVX common shares. Beech has entered into a lock-up agreement with TVX dated June 10, 2002, as amended as of November 19, 2002, pursuant to which Beech has agreed to vote its TVX common shares in favour of the participation of TVX in the combination at the TVX special meeting.

      Pursuant to the Beech lock-up agreement, subject to the subsequent paragraph, Beech has agreed that it will not sell, transfer or otherwise deal with its TVX common shares, including by way of option or granting a security interest in such shares, prior to the TVX special meeting.

      Beech, however, may sell, transfer, or otherwise deal with its TVX common shares prior to the TVX special meeting, in a negotiated transaction in which the acquirer delivers to TVX an agreement which contains substantially similar terms as the Beech lock-up agreement.

      Beech may terminate the Beech lock-up agreement if:

•	the terms on which the combination is proposed to the TVX shareholders do not in all material respects conform with the description contained in the combination agreement in all material respects or the combination agreement is amended in any material respect;

•	the required approval from the shareholders of Kinross, TVX or Echo Bay is not obtained;

•	a superior proposal is made and not withdrawn;

•	the combination is not completed on or before February 28, 2003;

•	each of the Kinross, TVX and Echo Bay special meetings is not held on or before February 28, 2003; or

•	the combination agreement terminates in accordance with its terms.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS OF KINROSS,

TVX AND ECHO BAY IN THE ARRANGEMENT

      In considering the recommendation of the board of directors of each of Kinross, TVX and Echo Bay that you vote to approve the matters discussed in this circular, you should be aware that some of the directors and executive officers of Kinross, TVX and Echo Bay have interests in the arrangement that are different from, or in addition to, the interests of shareholders of Kinross, TVX and Echo Bay generally.

Kinross

Employment Agreement/ Severance

      Kinross has entered into severance agreements with Mr. Robert Buchan, President and Chief Executive Officer and Mr. Arthur Ditto, Vice-Chairman. Under their severance agreements, the combination will constitute a change of control. Upon the delivery of a notice of termination to Kinross following a change of control, Messrs. Buchan and Ditto will be entitled to be paid by Kinross a cash payment equal to 2.5 times their annual salary, benefits and designated annual bonus, all stock options they hold will become immediately exercisable and all reasonable legal expenses they incur as a result of their termination shall be paid by Kinross. Assuming Messrs. Buchan and Ditto experience a termination following the effective date of the combination, and calculated based on his current salary, benefits and bonus entitlement for the year 2002, Messrs. Buchan and Ditto would be entitled to a lump sum payment of approximately $1,207,360 (does not include Mr. Buchan’s bonus entitlement which has not been determined yet for 2002) and $970,695 respectively.

      Kinross has also entered into severance agreements with Mr. John Ivany, Executive Vice-President, Mr. Brian Penny, Vice-President, Finance and Chief Financial Officer, Mr. Gordon McCreary, Vice-President Investor Relations and Corporate Development, Mr. Scott Caldwell, Executive Vice-President and Chief Operating Officer, Mr. Christopher Hill, Vice President and Treasurer, Mr. Al Schoening, Vice-President, Human Resources and Corporate Affairs, Mr. Ron Stewart, Vice-President, Exploration, Mr. Jerry Danni, Vice-President, Environment, and Ms. Shelley Riley, Corporate Secretary.

      Under their severance agreements, the combination will constitute a change of control. Upon the termination of the employment of the individual, unless such termination is because of death, disability, for cause or such individual resigns (except if such resignation by the individual follows an adverse change in his or her duties, powers, rights, salary or benefits, a diminution of title, and other specified negative changes to such individual’s employment situation), following a change of control and within 18 months following such change of control, the individuals listed above will be entitled to be paid by Kinross a cash payment equal to two times such individual’s annual salary, benefits and designated annual bonus, all stock options held by such individual will become immediately exercisable and all reasonable legal expenses incurred by such individual as a result of his or her termination shall be paid by Kinross. Assuming Messrs. Ivany, Penny, McCreary, Caldwell, Hill, Schoening, Stewart and Danni and Ms. Riley experience a termination or resign from Kinross under specified circumstances (as described above) following the effective date of the combination, and calculated based on each of their current annual salary, benefits and bonus entitlement for the year 2002, Messrs. Ivany, Penny, McCreary, Caldwell, Hill, Schoening, Stewart, Danni and Ms. Riley would be entitled to a lump sum cash payment of approximately $612,182, $515,160, $376,258, $662,456, $356,034, $395,340, $344,400, $456,000 and $194,696, respectively.

      Kinross does not expect that it will be required to make the payments disclosed above as a consequence of the combination.

TVX

Employment Agreements/ Severance

      TVX has entered into employment agreements with Mr. Sean Harvey, President and Chief Executive Officer, Mr. Melvyn Williams, Chief Financial Officer, Mr. Gregory Laing, General Counsel, Vice-President and Corporate Secretary, Mr. Robert Whittall, Vice-President, Finance, Mr. John Raisbeck, Chairman and Chief Executive Officer of TVX Hellas, and Mr. William Smith, Finance and Administration Manager of TVX Hellas.

      Following the combination, Mr. Harvey may, within 90 days, elect to terminate his employment agreement. If he so elects or if he is terminated without cause, he will receive severance benefits equal to two times his current annual base salary. Based on Mr. Harvey’s current annual base salary, Mr. Harvey would be entitled in either circumstance to a lump sum cash payment of approximately $900,000.

      Upon termination of the employment of Mr. Williams or Mr. Laing following a change of control, each of Mr. Williams and Mr. Laing will be entitled to a severance payment equal to two times his base salary. In the event that Mr. Williams or Mr. Laing experience a termination from TVX following the effective date of the combination, and calculated based on Mr. Williams’ and Mr. Laing’s respective current annual base salary, Mr. Williams and Mr. Laing will be entitled to a lump sum cash payment of approximately $370,000 and $300,000, respectively. In the event the employment of Messrs. Whittall, Raisbeck or Smith is terminated following a change of control, Mr. Whittall is entitled to a severance payment equal to six months base salary, Mr Raisbeck is entitled to a severance payment equal to 18 months base salary and Mr. Smith is entitled to a severance payment equal to 12 months base salary. Assuming Mr. Whittall, Mr. Raisbeck or Mr. Smith experience a termination from TVX following the effective date of the combination, and calculated based on Mr. Whittall’s, Mr. Raisbeck’s and Mr. Smith’s respective current annual base salary, Mr. Whittall, Mr. Raisbeck and Mr. Smith will be entitled to a lump sum cash payment of approximately Cdn.$87,500, $262,500 and $130,000, respectively.

      In addition, the Compensation Committee of the Board of Directors of TVX has approved an aggregate bonus of Cdn.$600,000, payable upon completion of the arrangement to Messrs. Harvey, Williams, Laing and Whittall, pro rata on their salaries. Based on their current salaries, Messrs. Harvey, Williams, Laing and Whittall will be entitled to a bonus of approximately Cdn.$300,000, Cdn.$123,333, Cdn.$100,000 and Cdn.$76,667, respectively.

      Completion of the arrangement will constitute a change of control within the meaning of each of the above-mentioned TVX employment agreements. TVX expects that it will be required to make the payments described above as a consequence of the combination.

Echo Bay

Employment Agreements/ Severance

      Echo Bay has entered into employment agreements with Mr. Robert Leclerc, Chairman and Chief Executive Officer, Ms. Lois-Ann Brodrick, Vice-President and Secretary, Mr. Jerry McCrank, Vice-President, Operations, Mr. Tom Yip, Vice-President, Finance and Chief Financial Officer, and Mr. David Ottewell, Controller.

      Mr. Leclerc’s employment agreement is for an indefinite term and provides for certain lump sum payments if Echo Bay terminates Mr. Leclerc’s employment on less than two years’ written notice or demotes him and he voluntarily resigns. If a change of control of Echo Bay is followed by a termination of Mr. Leclerc’s employment under specified circumstances (as described below), Mr. Leclerc will be paid a cash payment equal to three times the total of his current annual salary in effect as of the time of the change of control plus bonus under the executive cash incentive plan and will receive two years of continued health coverage. Assuming Mr. Leclerc experienced a termination or resigned from Echo Bay under specified circumstances (as described below) following the effective date of the combination, and calculated based on Mr. Leclerc’s current annual base salary and bonus under the executive cash incentive plan in effect for 2002, Mr. Leclerc would be entitled to a lump sum cash payment of approximately $1,950,000. If those payments and any other benefits provided to Mr. Leclerc would be subject to any excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax, then Mr. Leclerc will be entitled to receive an additional payment in an amount that will fund the payment of any excise tax on the total payments and benefits received by Mr. Leclerc following a change of control as well as all income taxes imposed on the excise tax restoration payment, any excise tax imposed on the excise tax restoration payment and any interest or penalties imposed with respect to taxes on the excise tax restoration payment or any excise tax. The specified circumstances include:

•	Echo Bay’s termination of Mr. Leclerc’s employment within one year of a change of control; or

•	a voluntary resignation by Mr. Leclerc for “good reason” within one year of a change of control. The expression “good reason” is defined to include any one of four acts of employer constructive dismissal:

•	the assignment of lower level status or responsibility;

•	a reduction in base salary;

•	a requirement to relocate; or

•	a change in employee participation in or benefits under Echo Bay’s benefit plans; or

•	in the final 30 days of the one-year period referred to above, Mr. Leclerc may resign for any reason, or no reason at all, and be entitled to the cash payment and benefits.

      Each of the other named executive officers of Echo Bay has entered into an employment agreement for an indefinite term. If a change of control of Echo Bay is followed by termination of the individual’s employment under specified circumstances (as described above as applied to the individuals), Ms. Brodrick, Mr. McCrank and Mr. Yip will be paid a cash payment equal to three times the total of his or her annual salary in effect at the time of the change of control plus bonus under the executive cash incentive plan and will receive two years of continued health coverage. Assuming Ms. Brodrick, Mr. McCrank, and Mr. Yip experienced a termination or resigned from Echo Bay under specified circumstances (as described above as applied to the individuals) following the effective date of the combination, and calculated based on Ms. Brodrick’s, Mr. McCrank’s and Mr. Yip’s current annual base salary and bonus under the executive cash incentive plan in effect for 2002, Ms. Brodrick, Mr. McCrank and Mr. Yip would be entitled to a lump sum cash payment of approximately $1,125,000, $1,155,000 and $1,155,000. In all other respects, including with respect to the change of control and excise tax restoration payment provisions, the employment agreements for Ms. Brodrick and Messrs. McCrank and Yip are identical to Mr. Leclerc’s agreement. Mr. Ottewell’s agreement provides for a lower payout structure than the others, does not afford the right to resign in the final 30 days of the one-year period referred to above and does not contain an obligation of Echo Bay to make an excise tax restoration payment. If a change of control of Echo Bay is followed by termination of Mr. Ottewell’s employment under specified circumstances (as described above as applied to Mr. Ottewell, but excluding the right to resign in the final 30 days of the one-year period referred to above), Mr. Ottewell will be paid a cash payment equal to 1.5 times the total of his annual salary in effect at the time of the change of control plus bonus under the executive cash incentive plan. Assuming Mr. Ottewell experienced a termination or resigned from Echo Bay under specified circumstances (as described above as applied to Mr. Ottewell, but excluding the right to resign in the final 30 days of the one-year period referred to above) following the effective date of the combination, and calculated based on Mr. Ottewell’s current annual base salary and bonus under the cash incentive plan: controller in effect for 2002, Mr. Ottewell would be entitled to a lump sum cash payment of approximately $243,700.

      Completion of the capital securities exchange on April 3, 2002, whereby Echo Bay issued common shares in exchange for all of its $100 million aggregate principal amount of 11% junior subordinated debentures due 2027 (as more fully described in Schedule C to this circular under the heading entitled “Recent Developments — Exchange of Capital Securities”), constituted a change of control within the meaning of each of the above-mentioned Echo Bay employment agreements. In addition, completion of the arrangement will also constitute a change of control within the meaning of each of the above-mentioned Echo Bay employment agreements. Pursuant to these employment agreements severance payments are only payable once upon a change of control and Kinross expects that it will be required to make the payments described above as a consequence of the combination.

Kinross, TVX and Echo Bay

Vesting of Unvested Options

      As of September 30, 2002, directors and executive officers of Kinross held an aggregate of 7,696,667 vested and 738,333 unvested stock options issued by Kinross, directors and executive officers of TVX held an aggregate of 103,310 vested and 373,125 unvested stock options issued by TVX, and directors and executive officers of Echo Bay held an aggregate of 1,109,176 vested and 341,699 unvested stock options issued by Echo Bay. In particular, as of September 30, 2002:

•	in the case of Kinross, Messrs. Buchan, Caldwell, Danni, Ditto, Hill, Ivany, McCreary, Penny, Schoening and Stewart and Ms. Riley held outstanding options with respect to 2,950,000, 630,000, 120,000, 1,360,000, 450,000, 810,000, 425,000, 480,000, 410,000, 100,000 and 80,000 Kinross common shares (on a pre-consolidation basis), respectively, of which stock options with respect to 2,816,666, 590,000, 68,333, 1,276,667, 415,000, 770,000, 390,000, 445,000, 375,000, 100,000 and 70,000 Kinross common shares were vested and exercisable as of such date, respectively, and stock options with respect to 133,334, 40,000, 51,667, 83,333, 35,000, 40,000, 35,000, 35,000, 35,000, 100,000 and 10,000 were unvested as of such date, respectively.

•	in the case of TVX, Messrs. Harvey, Williams, Laing, Whittall, Raisbeck and Smith held outstanding stock options with respect to 133,333, 70,550, 81,350, 38,500, 38,067 and 24,133 TVX common shares, respectively, of which stock options with respect to 0, 3,883, 29,683, 167, 1,400 and 800 TVX common shares were vested and exercisable as of such date, respectively, and stock options with respect to 133,333, 66,667, 51,667, 38,333, 36,667 and 23,333 TVX common shares were unvested as of such date, respectively; and

•	in the case of Echo Bay, Messrs. Leclerc, McCrank, Yip and Ottewell and Ms. Brodrick held outstanding stock options with respect to 890,110; 159,203; 146,377; 25,252; and 119,133 Echo Bay common shares, respectively, of which stock options with respect to 700,083; 108,911; 100,230; 15,252; and 73,900 Echo Bay common shares were vested and exercisable as of such date, respectively, and stock options with respect to 190,027; 50,292; 46,147; 10,000; and 45,233 Echo Bay common shares were unvested as of such date, respectively.

      Upon completion of the combination, all unvested and unexercisable Kinross stock options, TVX stock options and Echo Bay stock options will vest and become exercisable either pursuant to the terms of the plan under which they were issued or the terms of such options themselves. Based on the number of Kinross common shares, TVX common shares and Echo Bay common shares subject to options and held by directors and executive officers of TVX and Echo Bay as of September 30, 2002, the directors and executive officers of Kinross, TVX and Echo Bay will hold an aggregate of 12,982,703 options to purchase Kinross common shares following completion of the combination (or 4,327,568 options to purchase Kinross common shares if the Kinross one for three share consolidation is effected).

      The terms of all outstanding stock options granted by TVX and Echo Bay will be or have been amended to provide that each holder of an option to acquire TVX common shares or Echo Bay common shares shall be entitled to acquire, on substantially identical terms and conditions to those applicable under such stock option and for the same aggregate consideration, the aggregate number of Kinross common shares that the holder of the option would have been entitled to receive as a result of the combination if the holder of the option had been the registered holder of the number of TVX common shares or Echo Bay common shares which the holder was entitled to purchase on exercise of the option.

Maintenance of Insurance

      Kinross has covenanted in the combination agreement to maintain directors’ and officers’ liability insurance covering the individuals presently covered under TVX’s and Echo Bay’s existing insurance for a period of six years following completion of the combination.

Election of Directors

      Kinross has covenanted in the combination agreement that it will, at the Kinross special meeting, ask the holders of Kinross common shares to elect four additional, agreed-upon individuals, being Messrs. Harry S. Campbell Q.C., David Harquail, Robert L. Leclerc and George F. Michals, to the board of directors of Kinross.

      The board of directors of TVX was aware of the interests described above, with respect to TVX’s directors and executive officers, in approving the arrangement. The board of directors of Echo Bay was aware of the interests described above, with respect to Echo Bay’s directors and executive officers, in approving the arrangement.

DISSENTING SHAREHOLDERS’ RIGHTS

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THE COMBINATION AGREEMENT

      The description of the terms and conditions of the combination agreement set out below is materially complete. The full text of the combination agreement attached as Exhibit A and is incorporated by reference in this circular. Shareholders are encouraged to read the combination agreement in its entirety.

General

      The combination agreement is dated as of June 10, 2002, as amended as of July 12 and November 19, 2002, and is made among Kinross, TVX and Echo Bay. The combination agreement provides for the combination of the businesses of Kinross, TVX and Echo Bay by way of a plan of arrangement effected under the CBCA.

      The combination agreement also contemplates that immediately before the completion of the arrangement, TVX will acquire Newmont’s interest in the TVX Newmont Americas joint venture under an existing right of first offer and an existing right of first refusal contained in the TVX Newmont Americas joint venture agreements entered into on June 11, 1999.

Exchange Ratios

      Under the arrangement, TVX will amalgamate with 4082389 Canada Inc., a newly-formed, wholly-owned subsidiary of Kinross, and each holder of TVX common shares will receive 6.5 Kinross common shares for each TVX common share. The exchange ratio for the TVX common shares reflects the one for ten consolidation of the TVX common shares which took effect on June 30, 2002.

      Also under the arrangement, shareholders of Echo Bay (other than Kinross) will exchange their Echo Bay common shares for Kinross common shares on the basis of 0.52 of a Kinross common share for each Echo Bay common share.

      Kinross intends to seek the approval of its shareholders to the consolidation of its outstanding common shares on a one for three basis, to become effective immediately prior to completion of the combination. If the Kinross share consolidation is approved, each holder of TVX common shares will receive 2.1667 Kinross common shares for each TVX common share, and each holder of Echo Bay common shares will receive 0.1733 of a Kinross common share for each Echo Bay common share in the arrangement.

Effective Date

      The closing of the combination will be effected on the first business day after the satisfaction or waiver of the conditions described below under “Conditions to Completion of the Combination”, or as soon as practicable after that date as the parties may otherwise agree. On the effective date, the parties will take the following steps in the order specified:

•	TVX will acquire Newmont’s interest in the TVX Newmont Americas joint venture;

•	if the share consolidation is approved at the Kinross special meeting of shareholders, Kinross will file articles of amendment with the Director under the OBCA to give effect to the consolidation of the Kinross common shares on a one for three basis;

•	Kinross will cause its wholly-owned subsidiary, 4082389 Canada Inc., to file articles of arrangement with the Director under the CBCA to give effect to the plan of arrangement; and

•	the resolution of the shareholders of Kinross electing a new board of directors will become effective.

Representations and Warranties

      The combination agreement contains generally reciprocal representations and warranties given by each of Kinross, TVX and Echo Bay to the other parties. These representations and warranties relate to:

•	the recommendation of the independent committee of the board of directors of each of TVX and Echo Bay and the determination by the board of directors of each party to recommend participation by that party in the combination;

•	the receipt of a fairness opinion of each party’s financial advisor;

•	the timely filing of, accuracy and completeness of that party’s public disclosure documents;

•	the accuracy and completeness of information supplied by that party for inclusion in this circular;

•	the absence of a filing of any confidential material change report since December 31, 2000 which remains confidential;

•	the corporate power and authority to enter into the combination agreement and to consummate the transactions contemplated by the combination agreement;

•	the absence of any violation or conflict with its charter documents, legal requirements, agreements or instruments to which a party or its property is subject or bound resulting from entering into the combination agreement and consummating the transactions contemplated by the combination agreement which would have, individually or in the aggregate, a material adverse effect;

•	the absence of any violation of, or conflict with, its charter documents, legal requirements, or other agreements or instruments where the consequences of such violation would have a material adverse effect;

•	the accuracy and completeness of its audited and unaudited financial statements; and

•	no party having taken or having agreed to take any action or knowing of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the share exchange pursuant to the arrangement from qualifying as a tax-free reorganization for U.S. Federal income tax purposes.

      In addition:

•	Kinross has represented to the other parties that it is not a “non-Canadian” under the Investment Canada Act (Canada) and no application for review and no notification under the Investment Canada Act (Canada) is required in connection with the combination.

•	each of Kinross and Echo Bay has represented to the other parties that the lock-up agreement between Kinross and Echo Bay with respect to Kinross’ Echo Bay common shares is in full force and effect as regards Kinross and Echo Bay;

•	Echo Bay has represented to the other parties that the lock-up agreement between Newmont and Echo Bay with respect to Newmont’s Echo Bay common shares is in full force and effect as regards Echo Bay;

•	Echo Bay has represented to the other parties that the definitive agreement with respect to the conveyance by Echo Bay to Newmont of the McCoy/ Cove complex in Nevada, United States is in full force and effect as regards Echo Bay;

•	TVX has represented to the other parties that the lock-up agreement between Beech and TVX with respect to Beech’s TVX common shares is in full force and effect as regards TVX; and

•	TVX has represented to the other parties that TVX and Newmont (or subsidiaries thereof) have entered into purchase agreements providing for the acquisition by TVX of Newmont’s interest in the TVX Newmont Americas joint venture and that the purchase agreement is in full force and effect as regards TVX.

      The representations and warranties of each of the parties do not survive the completion of the combination and will expire and be terminated on the effective date of the combination.

Material Adverse Change and Material Adverse Effect

      Some of the representations, warranties and covenants made by Kinross, TVX and Echo Bay, and some conditions, are qualified by a material adverse change or material adverse effect threshold. For the purposes of the combination agreement, a material adverse change or material adverse effect means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the business, properties, financial condition or results of operations of Kinross, TVX or Echo Bay, other than any change, effect, event or occurrence:

•	relating to the global economy or securities markets in general;

•	affecting the worldwide gold mining industry in general and which does not have a materially disproportionate impact on any of Kinross, TVX or Echo Bay and their subsidiaries and material joint venture interests, taken as a whole;

•	resulting from changes in the price of gold;

•	relating to the relative values of the dollar and the Canadian dollar; or

•	which is a change in the trading price of the publicly traded securities of any of Kinross, TVX or Echo Bay immediately following and reasonably attributable to the announcement of the combination agreement.

      The combination agreement provides that any matter or thing, or series of related matters or things which would reasonably be considered to be important in making an investment decision (including matters involving an aggregate amount of $10 million) or that would significantly impede the ability of any of Kinross, TVX or Echo Bay to complete the combination, is material. Except with respect to a matter or series of matters involving an aggregate amount of $10 million, the combination agreement does not provide specific criteria which may be used in a determination of materiality.

Covenants

Kinross Board of Directors and Chief Executive Officer

      In the combination agreement, each party has agreed that it is its intention that as of and immediately after the effective date of the combination:

•	the board of directors of Kinross will be comprised of John A. Brough, Robert M. Buchan, Harry S. Campbell Q.C., Arthur Ditto, David Harquail, John M.H. Huxley, Robert L. Leclerc, George F. Michals, Cameron A. Mingay and John E. Oliver; and

•	the chief executive officer of Kinross will be Robert M. Buchan.

      Kinross has also agreed that, at the Kinross special meeting, the holders of the Kinross common shares will be requested to consider and, if thought fit, to elect Messrs. Campbell, Harquail, Leclerc and Michals to the board of directors of Kinross.

Mutual Covenants

      In the combination agreement each party has agreed, to the extent it is within its control (including in respect of its material joint venture interests), that, except as disclosed by it, or with the prior written consent of the other parties, which consent is not to be unreasonably withheld:

•	it will, and will cause each of its subsidiaries and material joint venture interests to, conduct its and their respective businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice;

•	except as may be required to give effect to any court order or arbitral award:

•	it will not and will not agree to (or permit its material subsidiaries or material joint venture interests to or to agree to) issue, sell, pledge, lease, dispose of or encumber:

•	any shares of or units in, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of or units in it or of its material subsidiaries or material joint venture interests, other than:

•	pursuant to the exercise of stock options, warrants or conversion or exchange rights attaching to securities outstanding as at June 10, 2002 (including Kinross’ 5.5% convertible unsecured subordinated debentures issued December 5, 1996); or

•	under existing share issuance or grant plans or stock options issued consistent with past practices and share issuances in respect thereof; or

•	any material assets of it or of its material subsidiaries or material joint venture interests, except in the usual, ordinary and regular course of business and consistent with past practice;

•	it will not amend or propose to amend its articles or by-laws or those (or the equivalent charter documents) of its material subsidiaries or the joint venture, partnership, management, operating or similar agreements or similar documents in respect of its material joint venture interests;

•	it will not split, combine or reclassify its outstanding shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its shares other than:

•	dividends or distributions made by a wholly-owned subsidiary to it or to a wholly-owned subsidiary of it;

•	regular quarterly dividends in respect of its common shares, in amounts consistent with past practice; or

•	in the case of Kinross, dividends provided for under the provisions of its preferred shares;

•	it will not, and will not permit its subsidiaries to, redeem, purchase or offer to purchase any shares or other securities of it or its material subsidiaries, except:

•	as required by the terms of such securities as in effect on June 10, 2002; or

•	in the case of Kinross, the redemption of the Kinross 5.5% convertible unsecured subordinated debentures issued December 5, 1996;

•	it will not, and will not permit any of its material subsidiaries to, reorganize, amalgamate or merge it or its material subsidiaries with any other person except for internal reorganizations, amalgamations or mergers involving it and/or its direct or indirect wholly-owned subsidiaries;

•	it will not, and will not permit its subsidiaries or material joint venture interests to, acquire or agree to acquire any person, or acquire or agree to acquire any assets, which in each case are individually or in the aggregate material; notwithstanding this provision, if a party is required to approve a budget, operating plan or other business plan for a material joint venture interest in circumstances where it is subject to confidentiality obligations which preclude it from disclosing the subject matter of such budget or plan to the other parties and accordingly is precluded from seeking the consent of the other parties, such party is entitled to approve or refrain from approving such budget or plan without the other parties’ consent so long as that party concludes, acting reasonably, that it is in the best interest of the material joint venture interest;

•	it will not, and will not permit any of its subsidiaries or material joint venture interests to:

•	satisfy or settle any claims or liabilities which are individually or in the aggregate material, except such as have been reserved against in its most recent audited annual consolidated financial statements delivered to the other parties;

•	relinquish any contractual rights which are individually or in the aggregate material; or

•	enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments which individually or in the aggregate are material;

notwithstanding this provision, if a party is required to approve a budget, operating plan or other business plan for a material joint venture interest in circumstances where it is subject to confidentiality obligations which preclude it from disclosing the subject matter of such budget or plan to the other parties and accordingly is precluded from seeking the consent of the other parties, such party is entitled to approve or refrain from approving such budget or plan without the other parties’ consent so long as that party concludes, acting reasonably, that it is in the best interest of the material joint venture interest;

•	it will not incur or commit to provide guarantees, incur any indebtedness for borrowed money or issue any amount of debt securities, in each case which are individually or in the aggregate material, and will not permit its subsidiaries or material joint venture interests to do any of the foregoing, except for the purpose of the renewal of or the replacement of credit facilities in existence as at June 10, 2002;

•	it will not, and will cause each of its material subsidiaries and material joint venture interests not to:

•	enter into or modify any benefit plans, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred or other compensation, incentive compensation, severance or termination pay to, or make any loan to, its directors, officers, employees, consultants, contractors or agents, except in the usual, ordinary and regular course of business and consistent with past practice or as required pursuant to benefit plans in existence as at June 10, 2002; or

•	reallocate capital expenditures among categories within its capital budgets or the capital budgets of its material subsidiaries or material joint venture interests, or incur or commit to capital expenditures which individually or in the aggregate exceed $10 million, except as set forth in capital budgets that have been approved by its board of directors, and subject to exceptions, when it is in the best interests and necessary course of business of it and its material subsidiaries and material joint venture interests, taken as a whole; notwithstanding this provision, if a party is required to approve a budget, operating plan or other business plan for a material joint venture interest in circumstances where it is subject to confidentiality obligations which preclude it from disclosing the subject matter of such budget or plan to the other parties and accordingly is precluded from seeking the consent of the other parties, such party is entitled to approve or refrain from approving such budget or plan without the other parties’ consent so long as that party concludes, acting reasonably, that it is in the best interest of the material joint venture interest;

•	it will use reasonable commercial efforts to cause its insurance policies and those of its material subsidiaries and material joint venture interests, in each case in effect on the date of the combination agreement, not to be cancelled or terminated or any coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

•	it will use reasonable commercial efforts, and will cause its material subsidiaries and material joint venture interests to use reasonable commercial efforts, to preserve intact its business organizations and goodwill, keep available the services of its officers and employees as a group and maintain existing relationships with suppliers, consultants, joint venture participants, partners, professional advisors, agents, distributors, customers, governmental entities and others having business relationships with it, its material subsidiaries and its material joint venture interests;

•	it will not take, or permit its subsidiaries or material joint venture interests to take, any action that would or reasonably may be expected to render any representation or warranty made by it in the combination agreement that is qualified as to materiality untrue or any of such representations and warranties that are not so qualified to be untrue in any material respect;

•	to the extent it has knowledge, it shall notify the other parties of any material adverse change, or any change which could reasonably be expected to become a material adverse change, and any complaints, investigations or hearings brought by any governmental entities or third parties which are material;

•	it will not, and will cause each of its subsidiaries and material joint venture interests not to, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by the combination agreement or the combination prior to the effective date of the combination;

•	it will not, and will cause each of its subsidiaries and material joint venture interests not to, enter into or modify any contract, agreement, commitment or arrangement which new contract would be material to it or would have a material adverse effect, except in the usual, ordinary and regular course of business and consistent with past practice, or except as required by applicable laws;

•	it will not, and will not permit its subsidiaries or material joint venture interests to, take any action, or permit any action to be taken on its behalf, and it will, and will cause its subsidiaries or material joint venture interests to, refrain from taking any action which, in either case, if taken, would be inconsistent with the combination agreement or which would interfere with or be inconsistent with or would reasonably be expected to significantly impede the completion of the combination or any of the transactions contemplated by the combination agreement;

•	subject to confidentiality obligations owed to third parties for which a waiver could not reasonably be obtained, to the extent it has knowledge, it shall, in all material respects, conduct itself so as to keep the other parties fully informed as to material decisions or actions made or required to be made with respect to the operation of its business and that of its material subsidiaries and material joint venture interests;

•	it shall use its reasonable commercial efforts to conduct its affairs and those of its material subsidiaries and material joint venture interests so that the representations and warranties contained in the combination agreement shall be true and correct in all material respects on and as of the effective date of the combination as if made on that date (except to the extent such representations and warranties speak as of an earlier date);

•	subject to fiduciary duties under applicable law or contractual obligations, it shall cause the nominees of the board of directors or management or operating committee of each material joint venture interest to perform such acts and things consistent with the foregoing covenants; and

•	it will not make any change to existing accounting practices, except as its regular, independent auditors advise in writing are required by applicable laws, Canadian generally accepted accounting principles or United States generally accepted accounting principles, as applicable, or write up, down or off the book value of any assets in an amount that in the aggregate would exceed Cdn.$1 million, except where required for compliance with Canadian generally accepted accounting principles or United States generally accepted accounting principles, as applicable.

Material Subsidiaries and Material Joint Venture Interests

      Some of the representations, warranties and covenants made by Kinross, TVX and Echo Bay, and some conditions, relate to the material subsidiaries and material joint venture interests of those parties. For the purposes of the combination agreement:

•	a material subsidiary of a party means a subsidiary of that party:

•	having total assets representing more than 10% of that party’s consolidated assets; or

•	having total revenues representing more than 10% of that party’s consolidated revenues,

in each case as set out either in the December 31, 2001 audited annual consolidated financial statements of that party or in the March 31, 2002 unaudited quarterly consolidated financial statements of that party; and

•	a material joint venture interest of a party means:

•	in respect of Kinross, the Refugio project in Chile;

•	in respect of TVX, the interest currently held by TVX in the TVX Newmont Americas joint venture and the co-ownership interests and joint ventures included therein; and

•	in respect of Echo Bay, none.

Covenants Regarding Non-Solicitation and Superior Proposals

      The combination agreement provides that no party will, or permit its subsidiaries or material joint venture interests (to the extent that such party has the power to do so with respect to its material joint venture interests) to, directly or indirectly, solicit, initiate, facilitate or knowingly encourage the initiation of an acquisition proposal. An “acquisition proposal” is defined in the combination agreement to mean:

•	any proposal or offer for a merger, amalgamation, reorganization, recapitalization or other business combination involving a party or a material subsidiary or a material joint venture interest of a party;

•	any proposal or offer to acquire in any manner, directly or indirectly, assets which individually or in the aggregate exceed 10% of the consolidated assets of a party;

•	any proposal or offer to acquire in any manner, directly or indirectly, any shares or securities convertible, exercisable or exchangeable for securities which exceed 10% of the outstanding voting securities of a party; or

•	any sale of treasury shares, or securities convertible, exercisable or exchangeable for treasury shares, which exceed 10% of the outstanding voting securities of the party or rights or interests therein or thereto.

      However, the definition of “acquisition proposal” excludes the transactions contemplated by the combination agreement and certain other transactions permitted by that agreement.

      If the board of directors of a party receives an unsolicited bona fide acquisition proposal, such board may, however, consider, negotiate, approve or recommend the acquisition proposal to its shareholders so long as the acquisition proposal is a superior proposal. A “superior proposal” is defined in the combination agreement as an unsolicited bona fide acquisition proposal:

•	in respect of which any required financing has been demonstrated to the satisfaction of such board of directors, acting in good faith, to be reasonably likely to be obtained;

•	which is not subject to a due diligence access condition which allows access to the books, records and personnel of the party subject to the acquisition proposal or any of its material subsidiaries or material joint venture interests or their representatives beyond 5:00 p.m. (eastern time) on the tenth business day after which access is afforded to the person making the acquisition proposal (provided however that the foregoing shall not restrict the ability of such person to continue to review information properly provided to such person);

•	in respect of which such board of directors receives an opinion of counsel, that is reflected in the minutes of such board of directors, that it is required to consider the acquisition proposal in order to discharge properly its fiduciary duties; and

•	that such board of directors determines in good faith, after consultation with its financial advisors, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction:

•	more favourable to its shareholders than the combination;

•	having consideration with a value greater than the value of the consideration provided by the combination; and

•	that is reasonably capable of being completed within a reasonable period of time.

Right to Match Superior Proposal

      The combination agreement provides that no party shall accept, approve, recommend or enter into any agreement, arrangement or understanding to implement a superior proposal without providing to each other party:

•	written notice that its board of directors has received and is prepared to accept a superior proposal; and

•	a copy of the superior proposal agreement as executed by the third party making the superior proposal,

as soon as possible but in any event at least five business days prior to acceptance of the superior proposal by the board of directors of that party.

      Each other party must be given an opportunity (but does not have the obligation), before the expiration of the five business day period, to propose to amend the combination agreement to provide for consideration having a value and financial and other terms equivalent to or more favourable to the shareholders of the party that has received a superior proposal than those contained in such superior proposal, with the result that the superior proposal would cease to be a superior proposal.

      If the other parties agree to amend the combination agreement in the manner described above, but otherwise on terms substantially the same as the terms of the combination agreement, the board of directors of the party that has received the superior proposal must consider the terms of the amendment, and if it concludes that the superior proposal is no longer a superior proposal, that party must not implement the proposed superior proposal, and must agree to amend the combination agreement.

      If the other parties do not agree to amend the combination agreement, the party that has received the superior proposal may accept the superior proposal provided that it pays the other parties an aggregate of Cdn.$28 million in liquidated damages and, if applicable, the expenses of the other parties up to a maximum of Cdn.$2.5 million each. Thereafter, that party may terminate the combination agreement and enter into an agreement to implement the superior proposal.

Access to Information and Confidentiality

      The combination agreement provides that during the period before the effective date of the combination, each party will afford each other party’s representatives access, during normal business hours, to all its properties, books, contracts and records as well as its management personnel. During this period, each party will furnish promptly to each other party a copy of all material filings with government entities and all other information concerning its business, properties and business personnel as the other parties may reasonably request. The parties agreed that information provided pursuant to this covenant will be subject to the provisions of the confidentiality agreement entered into among the parties.

Mutual Standstill Provisions

      The combination agreement provides that each party agrees that, without the prior consent of the other parties, it will not, and will not permit any of its subsidiaries to:

•	acquire, directly or indirectly, by purchase or otherwise, any voting securities or securities convertible into or exchangeable for voting securities, or direct or indirect rights or options to acquire any voting securities, of any other party;

•	make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote, or seek to advise or influence any other third party or entity with respect to the voting of, any voting securities of any other party;

•	otherwise act, either alone or jointly or in concert with any third party, to seek to control the management, board of directors or policies of any other party; or

•	discuss with any third person any proposal with respect to any other party that involves or would involve any of the foregoing.

      The obligations of a party (the “first mentioned party”) with respect to another party (the “second mentioned party”) under the foregoing mutual standstill provisions terminate immediately upon the earliest of:

•	June 10, 2003;

•	the date on which the board of directors of the second mentioned party:

•	withdraws or changes its recommendations or determinations with respect to the combination in a manner materially adverse to the other parties or which would materially impede the completion of the combination or has resolved to do so for any reason other than:

•	a breach by the first mentioned party of any of its representations, warranties or covenants contained in the combination agreement in any material respect or the occurrence of a material adverse change with respect to the first mentioned party; or

•	a withdrawal or change resulting solely because the financial advisor to such party has withdrawn or adversely amended its opinion with respect to the combination;

•	agrees to a superior proposal with a third party; or

•	agrees to support a superior proposal; and

•	the date on which a bona fide acquisition proposal is publicly announced, proposed, offered or made to the shareholders of the second mentioned party.

Covenants with Respect to the Combination

      In the combination agreement, each party has agreed that in a timely and expeditious manner, it will take all necessary actions in order to enable it to participate in the combination, use commercially reasonable efforts to satisfy the conditions described below under the heading “Conditions to Completion of the Combination” and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to complete the combination. This includes using commercially reasonable efforts to:

•	obtain all necessary waivers, consents and approvals from third parties to contracts;

•	make or cooperate as necessary in the making of all required filings and applications under applicable laws and obtaining all required consents, approvals and authorizations under any applicable laws;

•	effect all necessary registrations, filings, applications and submissions of information requested by governmental entities in connection with the combination;

•	oppose, lift or rescind any injunction or restraining order or other order or action to stop, or otherwise adversely affecting the ability of the parties to consummate the combination;

•	cooperate with the other parties in connection with its performance of its obligations under the combination agreement;

•	cause the share exchange pursuant to the arrangement to qualify as one or more reorganizations described in Section 368(a) of the Code;

•	assist and cooperate in the preparation and filing with all applicable securities commissions of all applications to seek appropriate exemptions from applicable securities laws in Canada and the United States;

•	mail this circular in accordance with the requirements of applicable securities laws and comply in all material respects with all securities laws in effect as of the date of mailing;

•	convene its special meeting of shareholders in connection with the arrangement, provide notice to each other party of its special meeting, allow representatives of the other parties to attend the special meeting and conduct the special meeting in accordance with its articles and bylaws and as required by applicable laws and judicial orders;

•	prepare, in consultation with the other parties, any amendments or supplements to this circular which are mutually agreed or otherwise required by applicable laws and mailing such amendments or supplements in accordance with applicable laws;

•	in the case of Kinross, take all steps necessary or advisable to obtain a listing on the Toronto Stock Exchange and on the American Stock Exchange, and to use its best efforts to obtain a listing on the New York Stock Exchange, for the Kinross common shares to be issued in connection with the combination;

•	furnish promptly each notice, report, schedule or other document or communication delivered, filed or received by, to, with or from it under applicable laws and any dealings with governmental entities, in each case, in connection with the combination;

•	in the case of Kinross, subject to approval of the proposed one for three consolidation of its common shares, file its articles of amendment with the Director under the OBCA;

•	in the case of Kinross, cause 4082389 Canada Inc. to carry out the terms of the final order and file its articles of arrangement with the Director under the CBCA;

•	in the case of Kinross and TVX, cause the purchase of Newmont’s interest in the TVX Newmont Americas joint venture to be completed; and

•	in the case of Kinross, provide or cause to be provided certificates representing the appropriate number of Kinross common shares to the former holders of TVX common shares and Echo Bay common shares.

Further Covenants

      Other covenants in the combination agreement include:

•	the obligation of Kinross, on the date of the filing of this circular with the U.S. Securities and Exchange Commission and on the effective date of the combination, to execute and deliver a customary letter of representation to each of TVX and Echo Bay, in form and substance satisfactory to TVX and to Echo Bay acting reasonably, in connection with the opinions being requested by TVX and Echo Bay of their respective U.S. counsel to the effect that the share exchange effected by Kinross with the TVX and Echo Bay shareholders pursuant to the plan of arrangement will not cause recognition of income or gain by TVX, Echo Bay or the U.S. shareholders of TVX or Echo Bay; and

•	the obligation of Kinross to:

•	maintain directors’ and officers’ liability insurance policies covering individuals presently covered under TVX’s and Echo Bay’s existing insurance policies for a period of six years following completion of the combination;

•	assume Echo Bay’s performance of its obligations under the warrant indenture dated May 9, 2002 between Echo Bay and Computershare Trust Company of Canada providing for the issue of 39,100,000 Echo Bay share purchase warrants; and

•	take all corporate action necessary to reserve for issuance a sufficient number of Kinross common shares for delivery upon exercise of the Echo Bay share purchase warrants.

Treatment of Stock Options and Warrants

      The combination agreement provides that the boards of directors of TVX and Echo Bay are to take such actions as may be necessary to adjust the terms of all outstanding stock options granted by TVX and Echo Bay to provide that each option to acquire TVX common shares or Echo Bay common shares outstanding on the effective date shall be deemed to constitute an option to acquire, on substantially identical terms and conditions to those applicable under such stock options and for the same aggregate consideration, the aggregate number of Kinross common shares that the holder of the options would have been entitled to receive as a result of the combination if the holder of the option had been the registered holder of the number of TVX common shares or Echo Bay common shares which the holder was entitled to purchase on exercise of the option. According to the terms of the plans under which the outstanding TVX and Echo Bay stock options were granted or the terms of the options themselves, all outstanding unvested and unexercisable TVX and Echo Bay stock options will become vested and exercisable upon completion of the combination.

      Holders of warrants to purchase TVX common shares or Echo Bay common shares will, after the effective date of the combination, be entitled to exercise those warrants to acquire Kinross common shares in accordance with the terms of the agreements governing such warrants. The number of Kinross common shares for which such warrants will be exercisable will be determined on the basis of the TVX exchange ratio or the Echo Bay exchange ratio, as appropriate.

      Based on the number of options and warrants to purchase common shares of TVX and Echo Bay outstanding on September 30, 2002, upon completion of the combination, and assuming the Kinross one for three share consolidation occurs, holders of options to purchase TVX common shares and holders of options to purchase Echo Bay common shares will be entitled to purchase an aggregate of approximately 2,623,752 Kinross common shares and the current holder of warrants to purchase TVX common shares and current holders of warrants to purchase Echo Bay common shares will be entitled to purchase an aggregate of approximately 6,794,094 Kinross common shares.

Covenants Regarding Employment

      Kinross has agreed that it will, for a period of one year following the effective date of the combination, continue to provide all persons who are employees of TVX, Echo Bay or their subsidiaries immediately prior to the effective date of the combination and who continue to be employees after the effective date:

•	with employment benefits comparable to the benefits to which they were entitled on the effective date of the combination; and

•	with respect to benefit plans providing for the issuance of, or based on the value of, Kinross common shares, benefits comparable, in the aggregate, to the benefits provided to similarly situated employees of Kinross and its subsidiaries.

      In addition, Kinross will honour, for a period of one year following the effective date of the combination or for the length of time required by an applicable agreement, if different, all TVX and Echo Bay employment, severance, change of control and termination agreements, plans and policies disclosed to Kinross. In addition, Kinross has agreed that service with TVX or Echo Bay will count as service with Kinross for all purposes under Kinross’ benefit plans. These arrangements do not extend to any employees of TVX or Echo Bay who are subject to a collective agreement.

Conditions to Completion of the Combination

      The obligations of Kinross, TVX and Echo Bay to complete the combination are subject to the fulfillment or waiver of the conditions set forth in the combination agreement. These are:

•	the approval of the issuance of shares pursuant to the arrangement and the election of four additional, agreed-upon individuals to the Kinross board of directors by at least a majority of the votes cast by the holders of Kinross common shares at the Kinross special meeting;

•	the approval of the arrangement by at least 66 2/3% of the votes cast by the holders of TVX common shares at the TVX special meeting;

•	the approval of the arrangement by at least 66 2/3% of the votes cast by the holders of Echo Bay common shares at the Echo Bay special meeting;

•	the completion of the purchase by TVX of Newmont’s interest in the TVX Newmont Americas joint venture;

•	the granting of a final order sanctioning the arrangement by the Superior Court of Ontario in form and substance acceptable to Kinross, TVX and Echo Bay, acting reasonably, which shall not have been set aside or modified in a manner unacceptable to the parties, on appeal or otherwise;

•	the absence of any juridical or administrative proceeding by or before any government entity that, if successful, or any law proposed, enacted, promulgated or applied that, would make illegal or otherwise directly or indirectly restrain, enjoin or prohibit the combination or result in a judgement or assessment of damages relating to the transactions contemplated by the combination agreement which causes a material adverse effect on the party that is the subject of the proceedings or the proposed law;

•	the receipt (on terms which will not cause a material adverse effect on any of the parties) of all regulatory approvals, which, if not obtained, would cause a material adverse effect on any of the parties or materially impede the combination;

•	the approval for listing of the Kinross common shares to be issued in the arrangement on the Toronto Stock Exchange and either the American Stock Exchange or the New York Stock Exchange, Kinross having agreed to use its best efforts to obtain a listing for such shares on the New York Stock Exchange; and

•	dissent rights not having been exercised by the holders of more than 5% of the outstanding common shares of either TVX or Echo Bay.

      The obligation of each party to complete the combination is subject to the fulfillment by each other party of the following conditions:

•	representations and warranties of the parties contained in the combination agreement being true and correct as of the effective date of the combination, except for any breaches of representations and warranties which would not have a material adverse effect on any other party or materially impede the completion of the combination;

•	the performance of all covenants of the parties contained in the combination agreement, except for those which, if not performed, would not have a material adverse effect on any other party or materially impede the completion of the combination; and

•	the absence of any change, condition, event or occurrence with respect to any of the parties which has or is reasonably likely to have a material adverse effect on any other party, on the combination or on the combined company that will result from the combination.

Amendment

      The combination agreement may from time to time be amended by mutual written agreement of the parties without further notice to or authorization on the part of their respective shareholders, provided that:

•	the TVX and Echo Bay exchange ratios may not be varied without the approval of the shareholders of each of the parties or as may be ordered by the Superior Court of Ontario; and

•	any such change, waiver or modification does not invalidate any required shareholder approvals of the combination.

Liquidated Damages

      Each of Kinross, TVX and Echo Bay may become liable to pay liquidated damages to the other parties if:

•	the combination agreement is terminated after its board of directors withdraws or changes its recommendation with respect to the combination in a manner materially adverse to the other parties or which would materially impede the completion of the combination;

•	a bona fide acquisition proposal is made to a party or its shareholders and not withdrawn, and its shareholders do not approve that party’s participation in the combination or the appropriate resolutions are not submitted for their approval and, thereafter, the combination agreement is terminated and within six months after termination of the combination agreement, the party approves or enters into a change of control proposal or becomes a subsidiary of a third party. A “change of control proposal” in relation to a party is defined in the combination agreement to mean:

•	any proposal or offer for a merger, amalgamation, reorganization, recapitalization or other business combination involving it or any of its material subsidiaries or material joint venture interests;

•	any proposal or offer to acquire in any manner, directly or indirectly, assets which individually or in the aggregate exceed 50% of its consolidated assets;

•	any proposal or offer to acquire in any manner, directly or indirectly, any shares or securities convertible, exercisable or exchangeable for securities which exceed 50% of its outstanding voting securities; or

•	any sale of treasury shares or securities convertible, exercisable or exchangeable for treasury shares, which exceed 50% of its outstanding voting securities; or

•	the combination agreement is terminated by a party concurrently with that party entering into an agreement, arrangement or understanding to implement a superior proposal.

      Each of the above events is a “damages event” and the party involved in the damages event is referred to as the “defaulting party”.

      The total amount of liquidated damages payable is Cdn.$28 million subject to the following qualifications:

•	a party shall not be entitled to liquidated damages if it is in default of any covenant required to be performed by it under the combination agreement in any material respect or if any representation or warranty made by it is untrue in any material respect;

•	if a damages event occurs by reason of the board of directors of the defaulting party having withdrawn or changed its recommendations or determinations with respect to the combination as aforesaid and thereafter the combination agreement is terminated in accordance with its terms, then the amount of liquidated damages payable will be reduced to Cdn.$20 million if such withdrawal or change occurred solely because the financial advisor to the defaulting party has withdrawn or adversely amended its opinion with respect to the combination and written evidence is provided by the defaulting party to each other party that the damages event occurred solely for that reason;

•	Echo Bay shall not be required to pay damages to Kinross if the damages event is a bona fide acquisition proposal publicly announced, proposed, offered or made, and not withdrawn, to the shareholders of Echo Bay or to Echo Bay, Echo Bay’s shareholders do not approve Echo Bay’s participation in the arrangement and the sole reason that the shareholders of Echo Bay do not approve the arrangement is because Kinross fails to vote its Echo Bay common shares in favour of the arrangement (provided that TVX shall still be entitled to its share of damages payable); and

•	the maximum amount of liquidated damages payable by a defaulting party under the foregoing provisions shall be Cdn.$28 million.

      Liquidated damages will be allocated between and paid to non-defaulting parties in equal amounts.

Reimbursement of Expenses

      In the event that the shareholders of any party or parties fail to approve the arrangement or matters relating to the arrangement and the combination is not completed for any reason other than the fact that the board of directors of the non-approving party has withdrawn or changed its recommendation solely because its financial advisor has withdrawn or adversely amended its opinion with respect to the combination, then the non-approving party or parties will be required to reimburse the other parties or party whose shareholders approved the arrangement or matters relating to the arrangement for their actual third-party expenses up to a maximum of Cdn.$2.5 million payable to each approving party. In the event that the shareholders of Echo Bay do not approve the arrangement solely because Kinross fails to vote its Echo Bay common shares in favour thereof, Echo Bay shall not be required to make any payment under this provision.

Termination of the Combination Agreement

      Kinross, TVX and Echo Bay may mutually agree, in writing, to terminate the combination agreement at any time prior to the effective date of the combination. Also, any party may terminate the combination agreement without the consent of any other party, before the effective date of the combination, if:

•	any other party breaches a representation or warranty or fails to comply with a covenant contained in the combination agreement which breach or failure would have a material adverse effect on any other party or materially impede the completion of the combination, or if a change, condition or event occurs which has or is reasonably like to have a material adverse effect on any other party, on the combination or on the combined company that will result from the completion of the combination; provided that the party wishing to terminate the combination agreement is not itself in breach of any representation, warranty or covenant in any material respect and provided further that the party wishing to terminate the combination agreement has delivered notice to the other parties asserting the basis for the termination and the breach remains substantially uncured at the earlier of 30 days after notice is given and the termination date, which is January 31, 2003 unless extended as provided for in the combination agreement;

•	any condition to the obligations of that party to complete the arrangement is not capable of being satisfied; provided that the party wishing to terminate the combination agreement is not itself in breach of any representation, warranty or covenant in any material respect;

•	a juridical or administrative proceeding is brought, any regulatory approval is not received, or rights of dissent are exercised by holders of more than 5% of the outstanding common shares of either TVX or Echo Bay and, as a result, these conditions to the obligations of the parties to effect the combination are incapable of being satisfied; provided that the party wishing to terminate the combination agreement is not itself in breach of any representation, warranty or covenant in any material respect;

•	the shareholders of any party do not approve the participation of such party in the combination;

•	a party’s board of directors approves, and concurrently with the termination of the combination agreement enters into an agreement, arrangement or understanding to implement a superior proposal, provided that the party shall have paid the applicable liquidated damages and expenses; or

•	the board of directors of any other party withdraws or changes its recommendations to its shareholders in a manner materially adverse to the other parties or which would materially impede the completion of the combination; the party whose board of directors has withdrawn or changed its recommendation in a manner materially adverse to the other parties or which would materially impede the completion of the combination may also terminate the combination agreement if such withdrawal or change occurred solely because the financial advisor to that party has withdrawn or adversely amended its opinion with respect to the combination.

      The combination agreement automatically terminates on January 31, 2003 (the initial termination date) if the combination is not effective on or before that date, unless the parties agree to an extension. If the combination is not effective on or before January 31, 2003 only because a final order of the Superior Court of Ontario approving the plan of arrangement has not been granted, the initial termination date will be automatically extended to February 28, 2003 unless the parties agree to a further extension.

Fractional Interests

      No fractional Kinross common shares will be issued in connection with any of the transactions by which the combination is effected. Former shareholders of TVX and Echo Bay who would otherwise receive a fraction of a Kinross common share will be paid by cheque for the value of any such fractional share in an amount determined on the basis that each Kinross common share has a value equal to the volume-weighted average trading price of the Kinross common shares on the Toronto Stock Exchange on the first five trading days on which such shares trade on such exchange immediately following the effective date of the combination.

THE TVX NEWMONT AMERICAS JOINT VENTURE TRANSACTION

General

      TVX and Newmont each hold an approximate 50% indirect interest in the TVX Newmont Americas joint venture. The TVX Newmont Americas joint venture was formed in June 1999 pursuant to certain agreements between TVX and its affiliates and Normandy and its affiliates. Newmont acquired its interest in the joint venture when it combined with Normandy in early 2002. The North American assets of the TVX Newmont Americas joint venture are held through TVX Newmont Americas (Canada) Inc., which is indirectly held 50% less one voting share by Normandy and 50% plus one voting share by TVX. Normandy is currently an indirect wholly-owned subsidiary of Newmont. The South American assets of the TVX Newmont Americas joint venture are held through TVX Newmont Americas (Cayman) Inc., which is indirectly held 50% less 100 voting shares by Normandy and 50% plus 100 voting shares by TVX.

      On June 10, 2002, as amended as of November 19, 2002, TVX, TVX Cayman Inc., a wholly-owned subsidiary of TVX (“TVX Cayman”), and Normandy entered into the TVX Newmont Americas purchase agreements to effect the acquisition of Newmont’s indirect interest in the TVX Newmont Americas joint venture, for an aggregate purchase price of $180 million. The purchase price may, at TVX’s option, be paid entirely in cash or TVX may elect to satisfy up to one half of the purchase price payable under each agreement by delivery of a secured promissory note and the balance in cash. The maximum aggregate amount of the promissory notes which may be issued is $90 million. The arrangement is conditional upon the completion of the purchase of Newmont’s interest in the TVX Newmont Americas joint venture. The TVX Newmont Americas purchase agreements were entered into pursuant to an existing right of first offer and an existing right of first refusal contained in the TVX Newmont Americas joint venture agreements. All of the surplus cash flow generated by the TVX Newmont Americas joint venture for the period up to the effective date of the combination will be distributed to TVX and a wholly-owned subsidiary of Normandy in accordance with the current dividend policy of the joint venture.

      The TVX Newmont Americas purchase agreements are comprised of the following agreements:

•	a North American purchase agreement dated June 10, 2002, as amended on November 19, 2002, between TVX and Normandy providing for the acquisition of Newmont’s interest in the North American assets of the TVX Newmont Americas joint venture; and

•	a South American purchase agreement dated June 10, 2002, as amended on November 19, 2002, among TVX, TVX Cayman and Normandy providing for the acquisition of Newmont’s interest in the South American assets of the TVX Newmont Americas joint venture.

      Newmont, in a letter addressed to TVX dated June 10, 2002, acknowledged that it had read the terms of the TVX Newmont Americas purchase agreements and agreed not to impede completion of the transactions contemplated thereby and to take all commercially reasonable steps to ensure completion of such transactions in accordance with the terms of the purchase agreements.

The North American Purchase Agreement

      Pursuant to the North American purchase agreement, TVX will acquire all the common shares of Newmont Americas Holdings Limited that are owned by Normandy Investments BV, an indirect wholly-owned subsidiary of Normandy. Newmont Americas Holdings in turn holds 52,213,000 common shares of TVX Newmont Americas (Canada) Inc. The purchase price under the North American purchase agreement is $37.5 million.

The South American Purchase Agreement

      Pursuant to the South American purchase agreement, TVX Cayman will acquire the one ordinary share of Normandy Cayman Holdco Inc. that is owned by Newmont International Holdings Pty. Ltd., an indirect wholly-owned subsidiary of Normandy. Normandy Cayman Holdco in turns holds 93,943,500 voting preferred shares and 41,239,500 newinco preferred shares of TVX Newmont Americas (Cayman) Inc. The purchase price under the South American purchase agreement is $142.5 million.

      Under the South American purchase agreement, TVX is jointly and severally liable with TVX Cayman for all the obligations of TVX Cayman under the agreement, including all indemnities provided for in the South American purchase agreement and any secured promissory note issued as part of the purchase price.

Terms of Secured Promissory Notes

      TVX or TVX Cayman may elect to pay half of the purchase price under the North American purchase agreement or the South American purchase agreement, or both, by way of a secured promissory note. The promissory note will bear interest at the rate of 15% per annum with interest accruing daily and payable monthly in arrears. The promissory note may be pre-paid in whole or in part at any time, and will be secured by the transfer and assignment of the Newmont Americas Holdings shares or the Normandy Cayman Holdco shares, as applicable, until paid in full. The recourse of the lender against the borrower for amounts owing under the promissory note is limited to the security interest granted to secure payment of the promissory note.

      In the event Kinross’ proposed unit offering is closed prior to the closing date of the TVX Newmont Americas joint venture transaction, the promissory note is due on the seventh day following the closing of TVX Newmont Americas joint venture transaction. Otherwise the promissory note is due on the earlier of June 16, 2003 and the date Kinross receives proceeds from any equity offering.

      If an event of default occurs, the principal and accrued interest shall be immediately due and payable upon demand. An event of default under a promissory note will occur if:

•	the borrower fails to pay any amount due under the note and such failure continues for a period of three business days;

•	any representation or warranty made by the borrower in the applicable TVX Newmont Americas purchase agreement or in any security given by the borrower is incorrect;

•	the borrower (or TVX, if TVX is not the borrower) ceases to carry on business;

•	the borrower (or TVX, if TVX is not the borrower) fails to pay any amount due on outstanding debt that is in excess of $10 million when such amount becomes due and payable and such failure continues after the applicable grace period, if any, applicable to such indebtedness or if any indebtedness of the borrower (or

TVX, if TVX is not the borrower) is or may be accelerated or is declared due and payable prior to its stated maturity;

•	any judgement or order is rendered against the borrower in excess of $10 million and either:

•	enforcement proceedings have been commenced; or

•	there is a period of 15 consecutive days when a stay of enforcement of the judgement or order is not in place; or

•	the borrower (or TVX, if TVX is not the borrower) becomes insolvent or is subject to insolvency, bankruptcy, liquidation, winding-up or similar proceedings.

Representations and Warranties

      The North American purchase agreement contains customary representations and warranties of Normandy including the following:

•	Normandy, Normandy Investments and Newmont Americas Holdings are validly subsisting and have the requisite power to execute, deliver and perform the North American purchase agreement;

•	absence of any violation or conflict with the agreements or legal requirements to which Normandy, Normandy Investments or Newmont Americas Holdings is subject or bound resulting from entering into the North American purchase agreement and consummating the purchase thereunder;

•	Normandy Investments has the exclusive right and full power to transfer the Newmont Americas Holdings shares to TVX and no person has any agreement or option to purchase the Newmont Americas Holdings shares;

•	Normandy Investments is the registered and beneficial owner of all of the Normandy Americas Holdings shares and Normandy Americas Holdings is the registered and beneficial owner of 52,213,000 common shares of TVX Newmont Americas Canada;

•	Newmont Americas Holdings has filed all required tax returns and paid all applicable taxes;

•	Newmont Americas Holdings has no assets other than the TVX Newmont Americas Canada shares and has no accrued or contingent liabilities; and

•	Newmont Americas Holdings has never carried on any business except the business of owning the TVX Newmont Americas Canada shares.

      The South American purchase agreement also contains customary representations and warranties of Normandy including the following:

•	Normandy, Newmont International and Normandy Cayman Holdco are validly subsisting and have the requisite power to execute, deliver and perform the South American purchase agreement;

•	absence of any violation or conflict with the agreements or legal requirements to which Normandy, Newmont International or Normandy Cayman Holdco is subject or bound resulting from entering into the South American purchase agreement and consummating the purchase thereunder;

•	Newmont International Holdings has the exclusive right and full power to transfer the Normandy Cayman Holdco shares to TVX Cayman and no person has any right or option to purchase the Normandy Cayman Holdco shares;

•	Newmont International Holdings is the registered and beneficial owner of all of the Normandy Cayman Holdco shares and Normandy Cayman Holdco is the registered and beneficial owner of 93,943,500 voting preferred shares and 41,239,500 newinco preferred shares of TVX Newmont Americas Cayman;

•	Normandy Cayman Holdco has filed all required tax returns and paid all applicable taxes;

•	Normandy Cayman Holdco has no assets other than the TVX Newmont Americas Cayman shares, and has no accrued or contingent liabilities; and

•	Normandy Cayman Holdco has never carried on any business except the business of owning the TVX Newmont Americas Cayman shares.

      The TVX Newmont Americas purchase agreements contain customary representations and warranties of TVX and TVX Cayman, as applicable, including the following:

•	TVX and TVX Cayman are validly subsisting and have the requisite power to execute, deliver and perform the TVX Newmont Americas purchase agreements;

•	absence of any violation or conflict with the agreements or legal requirements to which TVX or TVX Cayman is subject or bound resulting from entering into the TVX Newmont Americas purchase agreements and consummating the purchase thereunder;

•	the audited financial statements of TVX for the year ended December 31, 2001 and the unaudited financial statements of TVX for the three months ended March 31, 2002 have been prepared in accordance with Canadian generally accepted accounting principles, are true and correct in all material respects and present fairly the financial condition of TVX as at the date of such statements;

•	TVX does not have any material accrued or contingent liability or obligation not reflected in its most recent publicly disclosed financial statements except for liabilities and obligations incurred in the ordinary course of business;

•	there is no material litigation pending or in progress against TVX other than as publicly disclosed; and

•	TVX is current in the filing of required public disclosure documents under applicable securities laws and such filings are complete and correct in all material respects and do not contain any misrepresentation.

      The representations and warranties of each party to the TVX Newmont Americas purchase agreements survive the closing of the acquisition of Newmont’s interest in the TVX Newmont Americas joint venture generally for a period of two years, except for the representations and warranties of Normandy respecting the ownership of shares, which survive indefinitely, and representations and warranties of Normandy relating to taxes of Newmont Americas Holdings and Normandy Cayman Holdco which survive until the expiration of the applicable assessment and re-assessment periods.

Covenants

      The TVX Newmont Americas purchase agreements provide for a number of covenants on the part of Normandy, which include the obligation to use reasonable best efforts to obtain resignations and releases of officers and directors of Newmont Americas Holdings, Normandy Cayman Holdco and their respective subsidiaries who are nominees of Normandy or its affiliates.

      The TVX Newmont Americas purchase agreements also provide for a number of covenants on the part of TVX and TVX Cayman, as applicable, which include the following covenants:

•	not to seek compensation, indemnification, contribution or damages from Normandy, any of its affiliates or any of their respective directors, officers, employees or agents for losses of any kind resulting from any breach or alleged breach of pre-emptive rights of the companies that own interests in the five operating mines partially owned by the TVX Newmont Americas joint venture, except to the extent such losses are attributable to the actions of a director, officer or employee of Normandy performed without the knowledge of TVX, the TVX Newmont Americas joint venture or their respective directors, officers and employees other than nominees of Normandy; and

•	to indemnify Normandy, its affiliates and their respective directors, officers, employees and agents against:

•	any taxes imposed upon TVX Newmont Americas Canada or TVX Newmont Americas Cayman or any of their subsidiaries relating to any period ending on or before June 11, 1999, the date of the formation of the TVX Newmont Americas joint venture; and

•	losses resulting from a December 2001 tax assessment rendered by Brazilian authorities.

      Also, TVX and TVX Cayman (TVX Cayman only in respect of the South American purchase agreement), on the one hand, and Normandy, on the other, each agreed to indemnify each other for losses relating to failure to perform covenants or breaches of representations and warranties under the TVX Newmont Americas purchase agreements. The maximum amount of such indemnity is $37.5 million as it relates to breaches of the representations and warranties contained in the North American purchase agreement and $142.5 million as it relates to breaches of the representations and warranties contained in the South American purchase agreement. All indemnities under the TVX Newmont

Americas purchase agreements extend to the associates and affiliates of the parties and their respective directors, officers, employees and agents, and their respective successors and assigns.

Conditions Precedent to the Closing of the Purchase Transactions

      The closing of the transactions contemplated by each of the TVX Newmont Americas purchase agreements is subject to the following:

•	all of the transactions contemplated in both the North American purchase agreement and the South American purchase agreement are completed concurrently;

•	all of the pre-conditions to completion of the transactions contemplated by the combination agreement have been satisfied or waived; and

•	all of the transactions contemplated by the combination agreement will be completed immediately following the completion of the purchase of Newmont’s interest in the TVX Newmont Americas joint venture.

      If any of the combination agreement, the North American purchase agreement or the South American purchase agreement is terminated prior to the closing of the purchase of Newmont’s interest in the TVX Newmont Americas joint venture, the TVX Newmont Americas purchase agreement(s) which have not been terminated will automatically terminate.

      The TVX Newmont Americas purchase agreements, as applicable, contain the following mutual conditions precedent to the closing of the transactions contemplated thereby:

•	receipt of required approvals of Canadian and Brazilian competition authorities;

•	the termination of all agreements, understandings, instruments, commitments and undertakings between TVX and Normandy and their respective affiliates relating to the TVX Newmont Americas joint venture other than the environmental indemnity agreement dated June 11, 1999 between TVX and Newmont International Holdings; and

•	the release of the other parties and their affiliates from any claims arising under all agreements, understandings, instruments, commitments, and undertakings relating to the TVX Newmont Americas joint venture other than the environmental indemnity agreement.

      Pursuant to the environmental indemnity agreement, TVX agreed to indemnify Newmont International Holdings and its directors, officers, employees and agents for environmental claims made on or before June 11, 2005 in connection with the TVX Newmont Americas joint venture up to an aggregate maximum amount of $15 million.

      The TVX Newmont Americas purchase agreements contain customary conditions of closing in favour of TVX and TVX Cayman and in favour of Normandy. In addition, the agreements contain the following conditions in favour of Normandy:

•	TVX and its affiliates having released Normandy and its affiliates from certain claims relating to the operations of the TVX Newmont Americas joint venture;

•	the royalty to be granted to Newmont on the Gurupi exploration property held by the TVX Newmont Americas joint venture having been fully secured on commercially reasonable terms to the satisfaction of Normandy;

•	all amounts owing by TVX and its affiliates to Normandy and its affiliates having been paid in full; and

•	if TVX or TVX Cayman elects to pay a portion of the purchase price by a secured promissory note, receipt of security agreements transferring and assigning all of the interest of TVX or TVX Cayman in the Newmont Americas Holdings shares or the Normandy Cayman Holdco shares, as applicable, as security for the obligations of TVX or TVX Cayman under the note.

      The TVX Newmont Americas purchase agreements also contain customary conditions in favour of TVX and TVX Cayman as well as a condition that Normandy and its affiliates have released TVX and its affiliates from certain claims relating to the operations of the TVX Newmont Americas joint venture.

REGULATORY MATTERS

Competition Act

      The acquisition by TVX of Newmont’s interest in the TVX Newmont Americas joint venture and the arrangement, which together comprise the combination, constitute one or more “merger” transaction(s) for the purposes of the Competition Act (Canada). Under section 92 of the Competition Act, the Competition Tribunal (established pursuant to the Competition Tribunal Act (Canada) and referred to as the “Competition Tribunal” in this circular), upon the application of the Commissioner of Competition appointed pursuant to the Competition Act (the “Commissioner”), may issue an order to, among other things, dissolve a merger or prohibit a proposed merger from proceeding if the Competition Tribunal finds that such merger or proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially. In addition, pursuant to sections 100 and 104 of the Competition Act, the Competition Tribunal, upon the application of the Commissioner, may in certain circumstances make a temporary order (with, or in some cases without, prior notice) to, among other things, prevent a proposed merger from proceeding for a stated period of time (subject in some cases to prescribed time limits). No application may be made by the Commissioner in respect of a merger more than three years after the merger has been substantially completed, nor may the Commissioner apply to the Competition Tribunal for an order in respect of a merger in respect of which an advance ruling certificate (“ARC”) has been issued under the Competition Act, solely on the basis of information that is the same or substantially the same as that upon which the ARC was issued, provided that the merger is substantially completed within one year after the ARC is issued.

      Also, under the Competition Act, certain transactions require prior notification to the Commissioner. If a transaction is subject to the prior notification requirement (a “Notifiable Transaction”), notification must be made either on the basis of short-form filings (in respect of which there is a 14 day statutory waiting period) or long-form filings (in respect of which there is a 42 day statutory waiting period), unless an ARC is first issued in respect of the transaction or the notification obligation is waived pursuant to section 113(c) of the Competition Act. A Notifiable Transaction may not be completed until the applicable statutory waiting period has expired unless the Commissioner, before the expiry of the waiting period, has advised the parties that he does not at that time intend to bring an application to the Competition Tribunal under the merger provisions of the Competition Act referred to above. The purchase of Newmont’s interest in the TVX Newmont Americas joint venture and the arrangement, which together comprise the combination, constitute one or more Notifiable Transaction(s).

      The parties filed a request for an ARC in respect of the combination with the Commissioner on July 15, 2002. The ARC was issued on July 26, 2002.

Hart-Scott-Rodino Antitrust Improvements Act

      Under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder by the United States Federal Trade Commission (“FTC”), the combination may not be consummated until notifications and certain information have been filed with the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and all waiting period requirements have been satisfied. The combination is conditional upon the expiry or early termination of the applicable waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. All filings required by the Hart-Scott Rodino Antitrust Improvements Act of 1976 have been made. The request for early termination of the waiting period was granted effective August 5, 2002.

      Notwithstanding the expiration of the waiting period, at any time before or after the special meetings of the shareholders of the parties, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the combination or seeking to impose conditions such as the divestiture of substantial assets of Kinross or its affiliates.

      In addition, state antitrust authorities may also bring legal action under state antitrust laws. Such action could include seeking to enjoin the consummation of the combination or seeking to impose conditions such as the divestiture of certain assets of Kinross. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the combination on antitrust grounds will not be made, or if such a challenge is made, of the result thereof.

Brazilian Competition Law

      Under Brazilian Law No. 8884/1994 and Resolution #15/98, certain merger and acquisition transactions are subject to notification to the Office of Economic Law, Ministry of Finance (“SDE”) and to review and approval by The Administrative Council for Economic Defense (“CADE”).

      On June 28, 2002, a filing was submitted to SDE and CADE in relation to the Brazilian portion of the purchase of Newmont’s interest in the TVX Newmont Americas joint venture. A filing to SDE and CADE was also submitted in relation to the combination.

      CADE approval has been secured in respect of the purchase of Newmont’s interest in the TVX Newmont Americas joint venture and Kinross and TVX have been advised by Brazilian antitrust counsel that CADE approval should be secured in respect of the combination.

Greek Competition Law

      Under Greek Law No. 703/1977, certain merger transactions are subject to pre-merger notification to the Greek Competition Committee and clearance by such committee.

      TVX, indirectly through its 100% owned Greek subsidiary TVX Hellas, owns properties in northern Greece, referred to as the Hellenic Gold Properties. These properties include the Stratoni base metals operation and the Skouries development project.

      Based on the information available to the parties, a pre-merger notification is required. The parties intend to make any required filings on a timely basis. Based on the information available to the parties, the parties expect that required clearance from the Greek Competition Committee will be secured in respect of the combination. However, there can be no assurance that such clearance will be secured.

Exemption from Minority Approval and Valuation Requirements

      Since Kinross holds more than 10% of the issued and outstanding Echo Bay common shares, the exchange of Echo Bay common shares for Kinross common shares which is part of the arrangement is a “going private transaction” and a “related party transaction” within the meaning of Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Commission des Valeurs mobilières du Québec (collectively the “Rule”). The Rule requires that certain related party transactions must be approved by a majority of the minority shareholders and that shareholders be furnished with a valuation (prepared by an independent valuator) of the common shares to be received by shareholders in the transaction. Certain exemptions from these requirements are set forth in the Rule. For example, a transaction which would otherwise be a going private transaction, in this case the exchange of Echo Bay common shares for Kinross common shares as part of the arrangement, except that it falls within certain exemptions from the definition of “going private transactions” as contained in the Rule, is exempted from the “related party transaction” requirements of the Rule, including the valuation and minority approval requirements. Also, a valuation need not be provided and minority approval does not need to be obtained if the “interested party”, in this case Kinross, holds Echo Bay common shares that carry fewer voting rights than another Echo Bay shareholder who is not a party to the transaction, and that other Echo Bay shareholder supports the transaction, deals at arm’s length with Kinross, is treated identically to all other shareholders of Echo Bay and does not receive a benefit that is not also received by all other Echo Bay shareholders.

      In the present case, the parties are relying on exemptions from the formal valuation and minority approval requirements. An exemption is available because the arrangement is an exempt going private transaction on the basis that Kinross is only entitled to receive the same consideration per Echo Bay common share as are all other Echo Bay shareholders, and not any consideration of greater value or differing security, from that received by all other Echo Bay shareholders. A further exemption is available because Newmont, which holds approximately 45.2% of the Echo Bay common shares, holds more voting shares in Echo Bay than Kinross, is not a party to the arrangement and supports the arrangement. Kinross believes it is dealing at arm’s length with Newmont. Pursuant to the lock-up agreement between Newmont and Echo Bay, Newmont has also acknowledged that there were no non-financial factors or other factors peculiar to Newmont considered relevant by Newmont in assessing the consideration to be received in exchange for its Echo Bay common shares pursuant to the arrangement which had the effect of reducing the consideration that would otherwise have been considered acceptable by Newmont.

Court Approval of the Arrangement

      An arrangement under the CBCA requires court approval. Prior to the mailing of the circular, Kinross obtained, from the Superior Court of Ontario, the interim order for the arrangement providing for the calling and holding of the special meetings of shareholders of the parties and certain other procedural matters. A copy of this order is attached to this circular as Exhibit B. Pursuant to the interim order, Kinross is required to return to court for a final order approving the arrangement. As set out in the interim order, the hearing in respect of the final order is scheduled to take place on        ●       ,  ● at  ●  a.m. at        ●       . At this hearing, shareholders of TVX or Echo Bay who wish to participate or to be represented or to present evidence or argument may do so, subject to filing a notice of appearance and satisfying other requirements. At the hearing, the Court will be asked to approve the terms and conditions of the arrangement. In hearing the petition for the final order, the Court will consider, among other things, the fairness and reasonableness of the arrangement. The Court may approve the arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, the Court thinks fit. Assuming the final order is granted and the various other conditions precedent in the combination agreement are satisfied or waived, the combination will be completed as soon as possible thereafter.

Exemptions from Registration Requirements and Resale Restrictions on Kinross Common Shares

Canada

      Kinross common shares issued in connection with the arrangement will be distributed in reliance on exemptions from the registration and prospectus requirements of Canadian securities laws, subject to the approval of the Quebec Securities Commission, and will be freely tradeable in or into Canada through appropriately registered dealers provided the following conditions are met at the time of such transaction:

•	at the time of the trade, Kinross has been a reporting issuer for at least four months;

•	the selling shareholder does not hold (alone or in combination with others) more than 20% of the outstanding voting securities of Kinross and does not otherwise hold a sufficient number of any securities of Kinross to affect materially the control of Kinross;

•	if the selling shareholder is an insider or officer of Kinross, the selling shareholder has no reasonable grounds to believe that Kinross is in default of any requirements under applicable Canadian securities laws;

•	certain disclosures are made to the applicable Canadian securities authorities (which Kinross will make promptly following the effective date of the combination);

•	no unusual effort is made to prepare the market or create a demand for the Kinross common shares; and

•	no extraordinary commission or consideration is paid in respect of the transaction in the Kinross common shares.

United States

      The issuance of Kinross common shares to holders of TVX common shares and Echo Bay common shares pursuant to the arrangement will not be registered under the U.S. Securities Act of 1933, as amended (which we refer to in this circular as the “Securities Act”). Such shares will instead be issued in reliance upon the exemption provided by section 3(a)(10) of the Securities Act. Section 3(a)(10) exempts from the general registration requirements securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by any governmental authority having appropriate authority, including a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have the right to appear. The Superior Court of Ontario is authorized to conduct a hearing to determine the fairness of the terms and conditions of the arrangement, including the proposed issuance of Kinross common shares in exchange for TVX common shares and Echo Bay common shares. The Court entered the interim order on        ●       , 2002 and subject to the approval of the arrangement by the TVX shareholders and Echo Bay shareholders, a hearing on the fairness of the arrangement will be held by the Court.

      Kinross common shares received by holders of TVX common shares or Echo Bay common shares in the arrangement will be freely transferable, except for Kinross common shares received by persons who are deemed to be “affiliates” (as such term is defined for purposes of Rule 145 of the Securities Act) of Kinross, TVX or Echo Bay prior to the completion of the arrangement. Persons who may be deemed to be affiliates of Kinross, TVX or Echo Bay generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include officers, directors and principal shareholders.

      Persons who are deemed to be affiliates of Kinross, TVX or Echo Bay may not sell Kinross common shares acquired in connection with the arrangement, except pursuant to an effective registration under the Securities Act covering such shares or in compliance with Rule 145 (or Rule 144 under the Securities Act in the case of persons who become affiliates of Kinross) or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for one year following the effective date, an affiliate (together with certain related persons) would be entitled to sell Kinross common shares acquired in connection with the arrangement only through unsolicited “broker transactions” as such term is defined in Rule 144 or in transactions directly with a “market maker” as such term is defined in section 3(a)(38) of the Exchange Act. Additionally, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding Kinross common shares or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 will only remain available to affiliates if Kinross remains current with its informational filings with the SEC under the Exchange Act. One year after the effective date, a former affiliate would be able to sell such Kinross common shares without regard to such sale or volume limitations provided that Kinross was current with its Exchange Act informational filings and such affiliate was not then an affiliate of Kinross. Two years after the effective date, a former affiliate would be able to sell such Kinross common shares without any restrictions so long as such affiliate had not been an affiliate of Kinross for at least three months prior thereto. Persons deemed affiliates may at any time sell such Kinross common shares outside the United States in a transaction complying with the provisions of Regulation S under the Securities Act.

      This document does not constitute a registration statement covering resales of Kinross common shares by persons who are otherwise restricted from selling their shares pursuant to Rules 144 and 145 of the Securities Act.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS OF THE ARRANGEMENT

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KINROSS AFTER COMPLETION OF THE COMBINATION

General

      After completion of the combination, the business and operations of TVX and Echo Bay will be managed and operated as subsidiaries of Kinross. Kinross expects that the business operations of Kinross, TVX and Echo Bay will be consolidated and the principal executive office of the combined company will be located at Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y2 (telephone number 416-365-5123).

      Following the completion of the combination, Kinross’ annual gold production is expected to be approximately two million ounces at total cash costs of less than $200 per ounce. This production rate will be supported by proven and probable reserves containing 17.6 million ounces of gold and 52.6 million ounces of silver. Although global in reach, Kinross will have approximately 65% of its annual production and approximately 50% of its reserves based in the United States and Canada. Kinross will be the seventh largest primary gold producer in the world and the only senior North American based primary gold producer with less than 5% of its reserves hedged. Kinross will operate and maintain joint venture interests in 13 gold mines and one base metal mine located on five continents, including seven underground mines, five open pit mines and two operations expected to include both open pit and underground mines.

Chief Executive Officer

      Mr. Robert M. Buchan, who is currently President and Chief Executive Officer of Kinross, will continue to be Chief Executive Officer of Kinross following the effective date of the combination.

Directors

      Following completion of the combination, the Kinross board will consist of ten directors as set forth below.

      Robert M. Buchan, age 54, has been the President and Chief Executive Officer of Kinross, since July 2002, prior to which he was Chairman and Chief Executive Officer since May 1993 and has been a director of Kinross since May 31, 1993. Prior to that date he was the Vice Chairman of Dundee Bancorp. Inc., an investment management company. Mr. Buchan is a director of E-Crete Products, Inc., an affiliate of Kinross, and Pacific Rim Mining Corporation. Mr. Buchan resides in Toronto, Ontario.

      John A. Brough, age 55, has been President of Torwest Inc. since February 1998, prior to which he was Executive Vice President and Chief Financial Officer of iStar Internet Inc. Prior to 1996 Mr. Brough was Senior Vice President and Chief Financial Officer of Markbrough Properties Inc. Mr. Brough has been a director of Kinross since January 1994. Mr. Brough is a director of Torwest Inc. and Windsor Properties Inc. Mr. Brough resides in Vero Beach, Florida.

      Harry S. Campbell, Q.C., age 53, is the Managing Partner of the law firm of Burnet, Duckworth & Palmer, LLP, Calgary, Alberta. Mr. Campbell has been a director of TVX since June 2001. Mr. Campbell resides in Calgary, Alberta.

      Arthur H. Ditto, age 60, has been Vice Chairman of Kinross since April 2002. Prior to that, Mr. Ditto was the President and Chief Operating Officer of Kinross since May 1993. Prior to that date, Mr. Ditto was the President and Chief Executive Officer of Plexus Resources Corporation. Mr. Ditto is also a director of E-Crete Products, Inc. an affiliate of Kinross, and Montana Tech Foundation. Mr. Ditto has been a director of Kinross since May 31, 1993. Mr. Ditto resides in Aurora, Ontario.

      David Harquail, age 45, has been President and Managing Director of Newmont Capital Limited since May 15, 2002. Prior to that date, Mr. Harquail was the Senior Vice President of Newmont Mining Corporation of Canada Limited (formerly Franco-Nevada Mining Corporation Limited).

      John M. H. Huxley, age 56, has been a principal of Algonquin Power Corporation Inc. since June 1998. Prior to that, Mr. Huxley was the President and Chief Executive Officer of Algonquin Power Corporation Inc. since January 1990. Mr. Huxley has been a director of Kinross since May 1993. Mr. Huxley is a director of Algonquin Power Income Fund and resides in Toronto, Ontario.

      Robert L. Leclerc, age 58, has been Chairman and Chief Executive Officer of Echo Bay since April 1997, and was Chairman of Echo Bay from May 1996 to April 1997. Mr. Leclerc is a director of Minefinders Corporation Ltd. and resides in Highlands Ranch, Colorado.

      George F. Michals, age 67, has been Chairman of TVX since July 12, 2001. He is President of Baymont Capital Resources Inc. and resides in Orangeville, Ontario.

      Cameron A. Mingay, age 50, is a partner of the law firm of Cassels Brock & Blackwell LLP. Prior to June 1999 Mr. Mingay was a partner of Smith Lyons LLP. Mr. Mingay is also a director and Corporate Secretary of Waverider Communications Inc. Mr. Mingay resides in Toronto, Ontario.

      John E. Oliver, age 52, has been Executive Managing Director and Co-Head of Scotia Capital U.S. since October 1999. Prior to that, Mr. Oliver was Senior Vice President, Corporate and Real Estate Banking of Bank of Nova Scotia, since May 1997 and was Senior Vice President, Real Estate Banking of Bank of Nova Scotia from March 1987. Mr. Oliver has been a director of Kinross since March 1995. Mr. Oliver resides in San Francisco, California.

Ownership of Kinross After the Combination

      Following the combination, Echo Bay and the corporation formed on the amalgamation of TVX and 4082389 Canada Inc., the newly-formed wholly-owned subsidiary of Kinross, will be wholly-owned subsidiaries of Kinross, and Kinross’ current shareholders will hold approximately 43% of Kinross’ outstanding common shares, the current shareholders of TVX (excluding Newmont) will hold approximately 30%, Newmont will own approximately 14% and the current shareholders of Echo Bay (excluding Newmont and Kinross) will hold approximately 13% of Kinross’ outstanding common shares.

      Based on the number of common shares of each of Echo Bay, Kinross and TVX outstanding at September 30, 2002, and assuming both the completion of Kinross’ proposed unit offering announced by Kinross on November 19, 2002 and which is expected to close on December 5, 2002, and the consolidation of the Kinross common shares on a one for three basis, Kinross will have a total of 313,557,065 common shares outstanding after the completion of the arrangement, which will be held as follows:

				Consolidated
			Kinross	Kinross	Percentage
	Prior to the	Exchange	Common	Common	Ownership
	Arrangement	Ratio	Shares	Shares 1:3	of Kinross

Kinross — current shareholders	408,473,242 (1)	N/A	408,473,242	136,157,747	43.42
TVX — current shareholders (excluding Newmont)	42,788,343	6.5	278,124,230	92,708,077	29.57
Echo Bay — current shareholders (excluding Newmont and Kinross)	239,150,851	0.52	124,358,443	41,452,814	13.22
Newmont — current TVX ownership interest	356,665	6.5	2,318,323	772,774	0.25
Newmont — current Echo Bay ownership interest	244,994,150	0.52	127,396,958	42,465,653	13.54
Newmont — total	—	—	129,715,281	43,238,427	13.79

Total pro forma ownership			940,671,196	313,557,065	100.00

(1)	Includes 50 million common shares of Kinross pursuant to the proposed unit offering.

Capital Structure

      The authorized capital of Kinross following the combination will consist of an unlimited number of common shares and 384,613 Kinross preferred shares. In addition, Kinross issued Cdn.$200 million aggregate principal amount of 5.5% convertible subordinated unsecured debentures in 1996, of which Cdn.$195.6 million remain outstanding and its subsidiary, Kinam Gold Inc., has outstanding a class of preferred shares which are convertible into Kinross common shares.

Common Shares

      There are no limitations contained in the articles or bylaws of Kinross on the ability of a person who is not a Canadian resident to hold Kinross common shares or exercise the voting rights associated with Kinross common shares.

      Dividends. Holders of Kinross common shares are entitled to receive dividends when, as and if declared by the board of directors of Kinross out of funds legally available therefor, provided that if any Kinross preferred shares or any other preferred shares are at the time outstanding, the payment of dividends on common shares or other distributions (including repurchases of common shares by Kinross) will be subject to the declaration and payment of all cumulative dividends on outstanding Kinross preferred shares and any other preferred shares which are then outstanding. The OBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

      Liquidation. In the event of the dissolution, liquidation or winding up of Kinross, holders of common shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Kinross’ indebtedness, and the payment of the aggregate liquidation preference of the Kinross preferred shares, and any other preferred shares then outstanding.

      Voting. Holders of Kinross common shares are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.

Kinross Preferred Shares

      Dividends. Holders of Kinross preferred shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of Kinross at an annual rate of Cdn.$0.80 per share payable in equal quarterly instalments on the first day of January, April, July and October in each year.

      Conversion. Holders of Kinross preferred shares are entitled at any time to convert all or any part of the Kinross preferred shares into common shares on the basis of 8.2555 Kinross common shares (or 2.752 Kinross common shares after giving effect to the proposed one for three Kinross share consolidation) for each Kinross preferred share so converted, subject to usual anti-dilution adjustments.

      Redemption; Put Right. Kinross may at any time redeem all or any part of the Kinross preferred shares at a price of Cdn.$10 per share, together with an amount equal to all dividends accrued and unpaid thereon, whether or not declared, to and including the date of redemption (collectively the “Redemption Price”). The holders of Kinross preferred shares are entitled to require Kinross to redeem all or any part of their Kinross preferred shares at a price equal to the Redemption Price.

      Other Payments. So long as any Kinross preferred shares are outstanding, Kinross is not permitted, without the approval of the holders of the Kinross preferred shares, to declare or pay dividends on, or redeem, purchase for cancellation or otherwise retire shares of Kinross ranking junior to the Kinross preferred shares unless all dividends on the Kinross preferred shares have been paid and, after giving effect to such payment, Kinross would still be in a legal position to redeem all of the Kinross preferred shares then outstanding prior to any payment being made to any security ranking junior to the Kinross preferred shares.

      Voting Rights. The holders of Kinross preferred shares are not entitled (except as required by law) to receive notice of or to attend or vote at any meeting of shareholders of Kinross.

      Liquidation Preference. In the event of the liquidation, dissolution or winding-up of Kinross, holders of Kinross preferred shares will have preference over holders of Kinross common shares and will be entitled to receive an amount equal to the Redemption Price for each Kinross preferred share held by them.

Convertible Debentures

      The 5.5% convertible subordinated unsecured debentures of Kinross were issued pursuant to an indenture dated December 5, 1996 made between Kinross and Montreal Trust Company of Canada (now Computershare Trust Company of Canada) as trustee. At the holder’s option, the Kinross debentures are convertible into Kinross common shares at a conversion price of Cdn.$13.35 per share, being a rate of 74.906 common shares per Cdn.$1,000 principal amount of Kinross debentures (or 24.969 Kinross common shares after giving effect to the proposed one for three Kinross share consolidation). The Kinross debentures are redeemable at any time at par plus accrued and unpaid interest. Kinross may, at its option, elect to satisfy its obligation to pay the principal amount of the Kinross debentures upon redemption or at maturity by issuing and delivering to the holders, for each Cdn.$1,000 principal amount of debentures, the greater of:

•	that number of common shares obtained by dividing such aggregate principal amount by 95% of the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day prior to the date that on which notice of such election is first given; and

•	that number of common shares obtained by dividing such aggregate principal amount by 95% of the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day prior to the redemption date or the maturity date, as the case may be.

Kinam Convertible Preferred Shares

      The convertible preferred shares of Kinam Gold Inc. comprise 1,840,000 shares of $3.75 Series B convertible preferred stock. A summary of the terms and provisions of the Kinam preferred shares is set forth below. A subsidiary of Kinross has acquired 1,616,372 of the issued and outstanding Kinam preferred shares, representing approximately 87.8% of the outstanding number of such shares.

      Dividends. Annual cumulative dividends of $3.75 per Kinam preferred share are payable quarterly on each February 15, May 15, August 15 and November 15, as and if declared by Kinam’s board of directors. No dividends were paid on the Kinam preferred shares during 2001. Due to low gold prices and reduced cash flow from Kinam operations, dividend payments on these shares were suspended in August 2000 and continue to remain suspended.

      Conversion. The Kinam preferred shares are convertible into Kinross common shares at a conversion price of $10.3073 per share (equivalent to a conversion rate of 4.8512 Kinross common shares (or 1.617 Kinross common shares after giving effect to the proposed one for three Kinross share consolidation) for each preferred share), subject to adjustment in certain events.

      Redemption. The Kinam preferred shares are redeemable at the option of Kinross at any time on or after August 15, 1997, in whole or in part, for cash initially at a redemption price of $52.625 per share declining rateably annually to $50.00 per share on or after August 15, 2004, plus accrued and unpaid dividends.

      Voting Rights. The holders of Kinam preferred shares are not entitled to receive notice of or to attend or vote at any meeting of shareholders of Kinross. The holders of Kinam preferred shares are entitled to one vote per share at meetings of the shareholders of Kinam Gold Inc.

Shareholder Rights Plan

      Kinross adopted a shareholder rights plan, effective as of November 3, 2000. The purpose of the plan is to provide the board of directors of Kinross with sufficient time to explore and develop initiatives for increasing shareholder value if a takeover bid is made for Kinross. Under the plan, one right is attached to each Kinross common share. Each right permits the holder to acquire common shares at a substantial discount to the market price. The rights become separable from the common shares and exercisable only in specified circumstances. In connection with the arrangement, Kinross will ask the Kinross shareholders to terminate the plan. The termination of the plan is necessary to ensure that Canadian holders of TVX common shares and Echo Bay common shares are able to receive tax-deferred “roll-over” and adjusted cost base flow-through treatment in connection with the arrangement.

Reserves

      The following table sets forth the ownership share of the proven and probable reserves of each of Kinross, TVX, Echo Bay and Newmont’s interest in the TVX Newmont Americas joint venture as at December 31, 2001, and on a combined basis. Since December 31, 2001, there has been no material change to the reserves reported in the following table, except as set out in Note 3 to the table.

      The mineral reserves presented herein comply with the reserves categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.

      In addition, the proven mineral reserves and probable mineral reserves categories used herein comply with the proven mineral reserves and probable mineral reserves categories adopted by the Canadian Institute of Mining, Metallurgy and Petroleum which are incorporated by reference in National Instrument 43-101, which has been adopted by provincial securities regulatory authorities in Canada.

				Gold	Silver
				Grade	Grade	Contained	Contained
	Mine			grams/	grams/	Ounces	Ounces
Mine(1)	Ownership		Tonnes	tonne	tonne	Gold	Silver

	(%)		(in thousands)			(in thousands)	(in thousands)
Kinross(2)
Hoyle Pond(3)	100		921	13.74	—	407	—
Pamour (undeveloped)(3)(4)	100		14,167	1.65	—	753	—
Fort Knox and area(5)	100		85,645	1.01	—	2,768	—
Stockpile(6)	100		18,275	0.54	—	315	—
Kubaka	54.7		411	20.58	18.15	272	500
Stockpile(6)	54.7		446	5.44	—	78	—
Pacific Rim-Denton-Rawhide	15.7		1,315	0.78	11.35	33	480
Refugio	50		23,555	0.93	—	706	—

Subtotal						5,332	980
TVX(2)
La Coipa	25		10,440	1.19	56.9	399	19,106
Crixás(7)	25		1,059	7.33	—	250	—
Brasília	24.5		90,601	0.43	—	1,246	—
New Britannia	25		573	4.86	—	89	—
Musselwhite	16		2,058	5.53	—	366	—
Skouries (undeveloped)(4)(8)(9)	100	(11)	129,548	0.89	—	3,715	—
Stratoni(9)(11)	100	(11)	2,085	—	200.1	—	13,413

Subtotal						6,065	32,519
Echo Bay(2)(12)
Round Mountain	50		107,492	0.65	—	2,244	—
Lupin	100		1,240	8.78	—	350	—
Kettle River	100		117	6.65	—	25	—
Aquarius Project (undeveloped)	100		15,900	2.33	—	1,189	—

Subtotal						3,808	—
Newmont interest(2)
La Coipa	25		10,440	1.19	56.9	399	19,106
Brasília	24.5		90,601	0.43	—	1,246	—
Crixás(7)	25		1,059	7.33	—	250	—
Musselwhite	16		2,058	5.53	—	366	—
New Britannia	25		573	4.86	—	89	—

Subtotal						2,350	19,106

Combined proven and probable reserves						17,555	52,605

Notes:

(1)	The above reserve table has been prepared based on the more detailed reserve information contained in Schedules A, B and C to this circular and the Renewal Annual Information Form of Kinross dated May 9, 2002 (as amended November 18, 2002), the Renewal Annual Information Form of TVX dated April 11, 2002 (which includes reserve information for the Newmont interest) and the Annual Report on Form 10-K of

Echo Bay for the year ended December 31, 2001, and is subject to the qualifications and footnotes expressed therein. National Instrument 43-101 requires that each category of proven and probable reserves be reported separately. For the detailed information concerning the reserves of each of Kinross, TVX (including the Newmont interest) and Echo Bay, reported by proven reserve and probable reserve categories separately, readers should review the reserve tables contained in Schedules A, B and C to this circular and the Kinross Renewal Annual Information Form, the TVX Renewal Annual Information Form and the Echo Bay Annual Report on Form 10-K.

(2)	The respective reserves of Kinross and Echo Bay are calculated using a gold price of $300 per ounce for all mines, except for Pacific Rim-Denton Rawhide, which is based on a $325 gold price. Silver reserves are calculated using a silver per ounce price of $5.00 for Kinross, except for Pacific Rim-Denton Rawhide, which is based on a $5.20 silver price.

The respective reserves of TVX and Newmont’s interest in the TVX Newmont Americas joint venture were estimated as at December 31, 2001 using cut-off grades as determined from the following metal price assumptions:

	2001 Metal Price Assumptions

	Gold	Silver	Zinc	Lead	Copper

	($ per ounce)		($ per pound)
Mines
La Coipa	265	4.65	—	—	—
Crixás	300	—	—	—	—
Brasília	300	—	—	—	—
New Britannia	300	—	—	—	—
Musselwhite	275	—	—	—	—
Stratoni(10)	—	4.25	0.37	0.23	—

Projects
Skouries(10)	300	—	—	—	0.80

Gold and silver prices used for estimated reserve cut-off values at the operations vary depending upon the estimates made by the mine operators. Variations in base metal and silver prices used for determining cut-off values are dependent upon the operational status of the site.

(3)	The above table does not take into account changes to reserve data that will result from the joint venture formed by Kinross and Placer Dome (CLA) Limited on July 1, 2002 pursuant to which Placer’s Dome mine and Kinross’ Hoyle Pond mine and mill, Pamour and Nighthawk Lake mines and the Bell Creek mill were integrated into a joint venture to be managed by Placer or a Placer affiliate. Kinross and Placer hold a 49% and a 51% participating interest, respectively, in the joint venture. Because the joint venture was recently formed, the economic impact of integrating these assets is still in the process of being assessed, as is the effect on the reserves attributable to the properties comprising the joint venture. Kinross anticipates that the economic impact of integrating these properties will be beneficial, primarily because of lower milling costs.

(4)	While Pamour has final feasibility studies, it is subject to permitting from Canadian authorities. The necessary permits required to commence mining of the mineral reserves contained in the existing Pamour pit, north of Highway 101, referred to as the phase one mine plan, have been maintained in good standing and require only administrative reactivation. Kinross will require additional permit approvals to mine south of Highway 101, which is outside of the phase one mine plan. Kinross believes there is a high level of assurance that the project will receive all required approvals for development. Please see page A-18 for additional information.

While Skouries has final feasibility studies, Skouries is subject to permitting from the Greek authorities. TVX anticipates that the permitting process for Skouries will commence in 2003. The estimated period for the completion of all necessary permitting for the commencement of construction at Skouries is approximately three and a half to four years. TVX believes there is a high level of assurance that the project will receive all required approvals for development. It is the current intention of TVX to seek a joint venture partner in connection with the development of Skouries. Please see page B-35 for additional information.

(5)	The Ryan Lode Project and Gil property, which are part of Fort Knox and area, are undeveloped. Kinross holds a 100% interest in the properties forming part of the Fort Knox mine except for the Gil property in which Kinross holds an 80% interest.

(6)	“Stockpile” means broken ore heaped on surface, pending treatment or shipment. In the case of Fort Knox, stockpile includes mill feed that will be stockpiled for future processing. “Mill feed” means in situ ore that is anticipated to be added to the “stockpile” of broken ore after it is mined, based on an indicated block model grade that is lower than average proven and probable reserve grade. Of the 18,275,000 tonnes of reserves reported for stockpile at Fort Knox, 16,618,000 tonnes of proven reserves are “stockpile” and 1,657,000 tonnes of probable reserves are “mill feed”. The stockpile quantity is calculated from a volume survey of the broken ore. The grade is assigned to the stockpile based on production records. Any remaining stockpiles will be processed at the end of the mine life, which is anticipated to be in 2007 for Fort Knox and 2003 for Kubaka. Kinross has not capitalized costs associated with stockpiled inventory because, at lower gold prices, it is uncertain when or if these reserve quantities will be processed.

(7)	TVX maintains a 50% legal interest, of which Newmont holds a 25% economic interest.

(8)	Skouries contains proven and probable reserves of copper of 725,000 tonnes (0.56% grade), subject to permitting.

(9)	A local action group has filed a Petition of Annulment against the Greek Government to have the Stratoni mine permit annulled. The action was heard on June 7, 2002, however a final decision is not anticipated until early 2003. Mining operations are continuing.

(10)	Subject to a 12% carried interest and a right to acquire a 12% participating interest in favour of certain third parties. For a more detailed description of these interests, please see Schedule B to this circular under the heading entitled “Legal Proceedings — The Hellenic Gold Properties Litigation”.

(11)	In addition, Stratoni contains proven and probable reserves of zinc and lead of 227,000 tonnes (10.9% grade) and 165,000 tonnes (7.9% grade), respectively.

(12)	Excludes the McCoy/Cove mine which is to be conveyed to Newmont pursuant to an agreement dated June 9, 2002, as amended as of November 19, 2002, the completion of which is contingent upon the completion of the combination. At March 31, 2002, mining and processing activities were completed at this mine. Reclamation activities, which were initiated in 2000, are now fully underway.

(13)	Kinross, TVX and Echo Bay do not expect that the combination will impact the reserve figures reported above.

Summary Operating Information

      The following table sets forth certain information relating to the production of gold and silver by Kinross, TVX, Echo Bay and Newmont’s interest in the TVX Newmont Americas joint venture, and their pro forma production of gold and silver for the years indicated. “Average total cash costs” is furnished to provide additional information and is not a calculation prepared in accordance with generally accepted accounting principles. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles. The data included in the table was derived from Schedules A, B and C to this circular. “Average total cash costs” figures are calculated in accordance with the “The Gold Institute Production Cost Standard”. The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. The association members adopted the Standard in 1996. Although adoption of the Standard is voluntary and the cost measures presented below may not be comparable to other similarly titled measures of other companies, it has been the accepted standard of reporting cash costs of production in North America since that time. Costs are derived from amounts included in the consolidated statement of operations for each of the parties and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces produced to arrive at the total cash costs of production. The measure, along with production and unit realized price of production, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

	2001	2000	1999

Kinross(1)
Production (ounces)
Gold	937,852	932,423	997,958
Silver	430,997	638,515	771,626
Total gold equivalent(2)	944,803	943,798	1,012,408
Average realized price ($ per ounce)
Gold	296	298	300
Silver	4.37	4.95	5.22
Average total cash costs(3) ($ per gold equivalent ounce)	193	202	196
TVX
Production (ounces)(4)
Gold	189,000	208,000	234,400
Silver	3,029,900	2,773,100	8,733,500
Total gold equivalent(2)	237,800	257,100	398,000
Average realized price ($ per ounce)
Gold	306	351	393
Silver	3.94	3.85	4.17
Average total cash costs(3) ($ per gold equivalent ounce)	180	178	170

	2001	2000	1999

Echo Bay(5)
Production (ounces)
Gold	657,784	694,663	499,836
Silver	6,451,425	12,328,297	8,430,072
Total gold equivalent(2)	762,329	915,863	657,216
Average realized price ($ per ounce)
Gold	281	294	335
Silver	4.77	5.21	5.22
Average total cash costs(3) ($ per gold equivalent ounce)	233	204	226
Newmont interest in TVX Newmont Americas joint venture (6)
Production (ounces)
Gold	189,000	208,000	93,500
Silver	3,029,900	2,773,100	1,551,500
Total gold equivalent(2)	237,800	257,100	122,700
Average total cash costs(3) ($ per gold equivalent ounce)	180	178	172
Pro forma production (ounces)
Gold	1,973,636	2,043,086	1,825,694
Silver	12,942,222	18,513,012	19,486,698
Total gold equivalent(2)	2,182,732	2,373,861	2,190,324
Average total cash costs(3) ($ per gold equivalent ounce)	204	197	199

Notes:

(1)	On July 1, 2002, a joint venture was formed by Kinross and Placer Dome (CLA) Limited pursuant to which Placer’s Dome mine and Kinross’ Hoyle Pond mine and mill, Pamour and Nighthawk Lake mines and the Bell Creek mill were integrated into a joint venture to be managed by Placer or a Placer affiliate. Kinross and Placer hold a 49% and a 51% participating interest in the joint venture respectively.

(2)	Total gold equivalent calculations are based on different ratios of gold and silver for Kinross, TVX, Echo Bay and the Newmont interest in the TVX Newmont Americas joint venture. For Kinross, total gold equivalent is calculated using the average spot market prices of gold and silver for the three comparative years, which were 62.00:1 in 2001, 56.33:1 in 2000 and 53.40:1 in 1999. For TVX and the Newmont interest in the TVX Newmont Americas joint venture, total gold equivalent is determined by using the ratio of the spot gold price to the spot silver price on the day that the production is sold. For Echo Bay, the ratio used was an average gold to silver price ratio of 61.7:1 in 2001, 55.7:1 in 2000 and 53.6:1 in 1999.

(3)	Total cash costs directly related to the physical activities of producing gold, plus royalties.

(4)	Includes only data for La Coipa, Crixás, Brasília, New Britannia and Musselwhite. In addition, Stratoni’s base metal operations commenced operations as a separate business unit within TVX Hellas in 2000. In 2001, Stratoni produced 31,700 tonnes of zinc, 26,500 tonnes of lead and 2,005,000 ounces of silver. In 2000, Stratoni produced 16,800 tonnes of zinc, 15,600 tonnes of lead and 985,000 ounces of silver.

(5)	Includes production data for the McCoy/Cove mine which Echo Bay has agreed to convey to Newmont pursuant to an agreement dated June 9, 2002, the completion of which is contingent upon the completion of the combination. At March 31, 2002, mining and processing activities were completed at this mine. Reclamation activities, which were initiated in 2000, are now fully underway. For a more detailed description of the McCoy/Cove transaction, please see “The McCoy/Cove Transaction”.

(6)	The average realized prices for the Newmont interest in the TVX Newmont Americas joint venture were the same as the average realized prices reported for TVX.

Business Strategy

      As the seventh largest primary gold producer in the world, the combined company’s primary objective will be to operate its mines as efficiently as possible with particular focus on superior environmental and safety performance.

      The skill sets inherent in the three companies include open pit and underground mining operations, traditional gold milling and heap leach processing, operating and non-operating joint venture interests and significant operating skills in remote environments, particularly harsh winter environments. The combined company intends to draw upon this diverse experience in the gold sector and its global presence to pursue growth opportunities through exploration, development and acquisitions. Kinross’ new stature as a senior gold producer should positively impact its cost of capital and access to capital markets to finance growth opportunities. The combined company is expected to have a strong balance sheet and strong cash flow from operating activities. As a result of this financial strength and the improving environment for the gold sector, Kinross will continue to deliver into its relatively small gold forward sales and not replace these hedges. Immediately following completion of the combination, Kinross’ gold hedge book will be less than 5% of reserves. As a result, Kinross will remain highly leveraged to changes in gold prices.

      The hedging position of Kinross, TVX and Echo Bay on a combined basis as at September 30, 2002 is set forth in the following table:

	Spot Deferred		Call		Put
	Ounces		Options	Average	Options	Average
	Hedged	Average	Sold	Strike	Purchased	Strike
Expected Year of Delivery	’000 oz.	Price	’000 oz.	Price	’000 oz.	Price

2002	48.0	$279.8	75.0	$294.0	100.0	$280.0
2003	137.5	$277.0	100.0	$320.0	150.0	$260.0
2004	137.5	$277.0	50.0	$340.0	150.0	$250.0
2005	37.5	$296.0	—	—	150.0	$250.0
2006	—	—	—	—	150.0	$250.0

Total	360.5	$279.3	225.0	$315.8	700.0	$256.4

      Echo Bay fulfilled its gold forward sales obligations in October 2002 by delivering 15,000 ounces of gold at $293 per ounce. Echo Bay also delivered 15,000 ounces into gold call options at $302 per ounce and settled the remaining 60,000 gold call options at a cost of $1.1 million in October 2002. Echo Bay’s production is now completely unhedged.

      As at September 30, 2002, Kinross, TVX and Echo Bay, on a combined basis had the following foreign exchange contracts: for 2002, sold $15.6 million and bought Cdn.$24.5 million; for 2002, sold $6.0 million and bought €6.7 million; and for 2003, sold forward $45.0 million and bought Cdn.$70.9 million.

      After the combination is completed, Kinross will have a balanced political risk profile with approximately 65% of its almost two million ounces of annual gold production coming from North America and, as such, Kinross will be well positioned to pursue growth opportunities globally without significantly altering its perceived political risk. Included in its portfolio of development projects to source new production will be projects in Canada, Chile, Brazil and Russia. In addition, an expected decline in production from Russia could be at least partially offset by the potential for expanded output from operations in Canada and Brazil that are currently under review.

      The strategy for Kinross upon completion of the combination will continue to evolve as the operations of TVX and Echo Bay are integrated into Kinross. During the weak gold price environment of much of the last five years all three companies have been very focused on optimization of existing assets and reducing debt. However, with the improved financial condition of the combined company and the improving environment for the gold sector, Kinross believes it will be able to return to the growth oriented and entrepreneurial driven strategies that were the hallmark of Kinross in the mid-1990s.

Corporate Governance

      During the past year, the board of directors of Kinross developed, through its corporate governance committee, with input from the other committees, management and legal counsel, a corporate governance regime based on the recommendations of the Final Report of the Joint Committee on Corporate Governance chaired by Ms. Guylaine Saucier and the Toronto Stock Exchange Guidelines. Specifically, the board of directors adopted a charter of the board of directors, a charter for each of the corporate governance committee, the audit committee, the compensation committee and the environmental committee and appointed an independent board leader who has been assigned specific responsibilities pursuant to a role description adopted by the board of directors. Kinross intends to keep this corporate governance regime in place following completion of the combination.

Dividends

      Kinross has never paid a dividend on its common shares. Dividend distributions will be considered by the board of directors of Kinross from time to time having regard to Kinross’ operating results, capital requirements and general financial condition and requirements. For the foreseeable future, it is anticipated that Kinross will use earnings, if any, to finance its growth and that dividends will not be paid to shareholders, other than dividends payable pursuant to Kinross’ outstanding preferred shares which provide for fixed, annual cumulative dividends of Cdn.$0.80 per share as and when declared by the board of directors of Kinross.

STOCK EXCHANGE LISTINGS

      The Kinross common shares are listed on the Toronto Stock Exchange and the American Stock Exchange. Conditional approval has been obtained from the Toronto Stock Exchange to list the Kinross common shares to be issued in connection with the arrangement. In addition, application has been made to the New York Stock Exchange to list the Kinross common shares, including the Kinross common shares to be issued in connection with the arrangement.

      Kinross has agreed to use its best efforts to have the Kinross common shares listed on the New York Stock Exchange. Upon completion of the combination, and subject to the Kinross common shares being listed on the New York Stock Exchange, the Kinross common shares will cease to be listed and traded on the American Stock Exchange.

      Upon completion of the arrangement, the TVX common shares and the Echo Bay common shares will each be delisted from the Toronto Stock Exchange. In addition, the TVX common shares will be delisted from the New York Stock Exchange and the Echo Bay common shares will be delisted from the American Stock Exchange. Application will also be made to each of the Paris, Brussels, Swiss and Frankfurt stock exchanges, on which Echo Bay’s common shares are also listed, to have the Echo Bay common shares delisted from those exchanges.

      Kinross intends to apply to have TVX cease to be a reporting issuer under Canadian securities legislation. If that occurs, TVX will no longer be subject to the financial reporting and other requirements of Canadian securities legislation. Kinross intends to maintain Echo Bay’s status as a reporting issuer but will seek discretionary relief from Canadian securities administrators to allow it to provide Kinross consolidated financial information and other continuous disclosure information to the holders of the outstanding warrants to purchase Echo Bay common shares in lieu of providing Echo Bay financial and continuous disclosure information. In addition, Kinross will terminate the registration of the Echo Bay common shares under the Exchange Act, including the requirements to file annual and other periodic reports and to provide proxy and other information statements to holders of Echo Bay common shares.

      Kinross intends to maintain the listing of the issued and outstanding warrants to purchase Echo Bay common shares on the American Stock Exchange or the New York Stock Exchange and the Toronto Stock Exchange. These warrants will be exercisable for Kinross common shares after completion of the combination.

      Kinross furnishes its disclosure documents to its United States shareholders, including its annual report and interim reports, that meet only the disclosure requirements of Canadian securities regulatory authorities. The form, content and timing of reports and notices that Kinross files with the SEC differs in several respects from the reports and notices that Echo Bay currently files. For example, Kinross is required to file with the SEC an annual report on Form 40-F within 140 days after the end of each fiscal year and furnish reports on Form 6-K upon the occurrence of significant events if the events are required to be disclosed in Canada. In addition, as a “reporting issuer” under Canadian securities legislation, Kinross is subject to the reporting requirements of the various securities regulatory authorities in Canada, and is required to prepare its financial information in accordance with Canadian generally accepted accounting principles. These accounting principles differ from U.S. generally accepted accounting principals. Subsequent to the arrangement, Kinross intends to make periodic filings with the SEC on the same basis.

      Additionally, as a “foreign private issuer”, Kinross is exempt from some of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of that Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of that Act.

ACCOUNTING TREATMENT

      The combination will be accounted for by Kinross using the purchase method of accounting in accordance with both Section 1581, “Business Combinations”, of the Canadian Institute of Chartered Accountants Handbook (which we refer to as the “CICA Handbook”), for purposes of Canadian generally accepted accounting principles, and Statement of Accounting Standards (which we refer to as “SFAS”) 141, “Business Combinations”, for purposes of United States generally accepted accounting principles. Pursuant to the purchase method of accounting under both Canadian and United States generally accepted accounting principles, the TVX and Echo Bay assets acquired and liabilities assumed will be recorded at their fair market values as of the effective date of the combination. The excess of the purchase price over such fair value will be recorded as goodwill. In accordance with Section 3062, “Goodwill and Other Intangible Assets”, of the CICA Handbook, for purposes of Canadian generally accepted accounting principles, and SFAS 142, “Goodwill and Other Intangible Assets”, for purposes of United States generally accepted accounting principles, goodwill will be assigned to specific reporting units and will not be amortized. Goodwill is subject to a determination of fair value and will be reviewed for possible impairment at least annually or more frequently upon the occurrence of certain events or when circumstances indicate that a reporting unit’s carrying value, including the goodwill which was allocated to it, is greater than its fair value.

THE McCOY/COVE TRANSACTION

General

      Effective February 13, 2002, Echo Bay Inc., a subsidiary of Echo Bay, entered into an agreement with Newmont providing for the conveyance to Newmont of the entire McCoy/Cove complex in Nevada. The agreement was subject to the completion of due diligence by Newmont by July 31, 2002 and called for a payment to the seller of $6 million and the assumption by Newmont of all reclamation and closure obligations at McCoy/Cove.

      On June 9, 2002, Echo Bay Exploration Inc. and Echo Bay Minerals Company, subsidiaries of Echo Bay, entered into a new McCoy/Cove asset purchase agreement, amended as of November 19, 2002, with Newmont USA Limited, a subsidiary of Newmont, providing for the conveyance of the McCoy/Cove complex. Under the February 13, 2002 letter agreement, Newmont had no obligation to complete the acquisition. Newmont indicated it was willing to proceed with the acquisition of the McCoy/ Cove complex only if the business combination was completed and the cash payment for McCoy/ Cove was eliminated. Accordingly, the new agreement, replacing the February 13, 2002 letter agreement, provides that the closing of the transaction is subject to, among other conditions, the completion of the combination and the elimination of the $6 million payment. In consideration of the purchase of such assets, Newmont USA has agreed to assume all liabilities and obligations relating to the reclamation or remediation required for the McCoy/Cove complex.

Representation and Warranties

      The McCoy/Cove agreement contains customary representations and warranties of Newmont USA and Echo Bay including:

•	both the buyer and the sellers are duly organized and validly existing and have all requisite power to execute, deliver and perform the McCoy/Cove agreement;

•	the entering into of the McCoy/Cove agreement will not violate or conflict with the charter documents of the buyer or the sellers or any laws or regulations or any contract to which Echo Bay is party;

•	the sellers have exclusive, good and marketable title to the assets to be conveyed subject only to certain specific encumbrances and restrictions;

•	except for certain litigation specifically disclosed in the McCoy/Cove agreement, there is no litigation pending or threatened relating to the McCoy/Cove complex;

•	the operation, ownership, use and remediation and reclamation activities of the McCoy/Cove complex as it currently, and as it has in the past, been operated, owned, used and conducted by Echo Bay do not violate any laws or regulations; and

•	all transferred government permits are currently in full force and effect.

      The McCoy/Cove agreement provides that representations and warranties of Newmont USA and Echo Bay survive the closing of the conveyance of the McCoy/Cove complex.

Covenants

      The McCoy/Cove agreement provides for a number of customary covenants, which include the obligation to terminate all of those employees involved in the operations of the McCoy/Cove complex and to pay all compensation or benefits to which such employees are entitled.

Conditions Precedent

      The McCoy/Cove agreement contains a number of customary conditions precedent to the closing of the conveyance of the McCoy/Cove complex including, among other conditions, the completion of the combination in accordance with the terms of the combination agreement.

Termination

      The McCoy/Cove agreement may be terminated:

•	at any time, by the mutual agreement of the buyer and the sellers;

•	by either the buyer, on the one hand, or the sellers, on the other, at any time, if the other is in material breach or default with respect to its covenants, agreements or other obligations in the agreement, or if their representations are not true and accurate in all material respects; or

•	by either the buyer, on the one hand, or the sellers, on the other, if the conditions to closing have not been satisfied on or before February 28, 2003.

Indemnities

      The sellers have agreed to jointly and severally indemnify Newmont USA, its affiliates and their respective officers, directors, employees and agents from and against any and all losses arising out of or resulting from:

•	any untrue or inaccurate representations and warranties of Echo Bay under the McCoy/Cove agreement;

•	any failure by Echo Bay to perform any of its covenants, agreements, or obligations under the McCoy/Cove agreement;

•	the development, operations, closure, remediations and reclamations of the McCoy/Cove complex prior to closing, but excluding liabilities specifically assumed by Newmont USA; and

•	all other liabilities and obligations of Echo Bay not assumed by Newmont USA under the McCoy/Cove agreement.

By separate guarantee, Echo Bay has guaranteed the obligations of the subsidiaries of Echo Bay under the McCoy/Cove agreement, including their indemnification obligations.

EXCHANGE OF SHARE CERTIFICATES

      As soon as practicable after the effective date of the combination, Kinross will deposit with the depositary, Georgeson Shareholder Communication Canada, Inc., in trust, for the benefit of the holders of TVX common shares and Echo Bay common shares, certificates representing the number of Kinross common shares into which the TVX common shares and Echo Bay common shares are exchangeable pursuant to the arrangement, together with cash in lieu of fractional Kinross common shares. Promptly after the effective date of the combination, a letter of transmittal will be furnished by the depositary to former holders of TVX common shares and Echo Bay common shares for use in exchanging their certificates. Each holder of TVX common shares or Echo Bay common shares, upon surrender to the depositary of one or more certificates for cancellation with such letter of transmittal, will be entitled to receive certificates representing the number of whole Kinross common shares to be issued in respect of such shares and a cash payment in lieu of fractional shares.

      If any cash or certificate representing Kinross common shares is to be paid to or issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it is a condition of such exchange that the certificate so surrendered be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to the depositary any transfer or other taxes required by reason of the issuance of a certificate for such Kinross common shares in a name other than that of the registered holder of the certificate surrendered, or shall establish to the satisfaction of the depositary that such tax has been paid or is not applicable. None of Kinross, TVX or Echo Bay will be liable to any holder of TVX common shares or Echo Bay common shares for Kinross common shares, or dividends or distributions with respect thereto, delivered to a public official pursuant to any applicable abandoned property, escheat, or similar laws.

      Detailed instructions, including a letter of transmittal, will be mailed by the depositary to holders of TVX common shares and Echo Bay common shares promptly following the effective date of the combination as to the method of exchanging certificates formerly representing TVX common shares or Echo Bay common shares for certificates representing Kinross common shares. Holders of TVX common shares and Echo Bay common shares should not forward share certificates until they have received the letter of transmittal from the depositary.

PRICE RANGE AND TRADING VOLUMES OF COMMON SHARES

Kinross

      The Kinross common shares are listed and traded on the Toronto Stock Exchange under the symbol “K” and, until July 31, 2001, were traded on the New York Stock Exchange and, since August 1, 2001 have been traded on the American Stock Exchange under the symbol “KGC”. The following table sets forth the high and low closing sale prices and the approximate trading volumes of the Kinross common shares on the Toronto Stock Exchange and the New York Stock Exchange or American Stock Exchange, as the case may be, for the periods indicated. The quotations reported are from published financial sources.

				New York Stock Exchange/
	Toronto Stock Exchange			American Stock Exchange

	Price Range		Approximate	Price Range		Approximate
			Trading			Trading
	High	Low	Volume	High	Low	Volume

	(Cdn.$)		(100s)	($)		(100s)
2000
First Quarter	3.35	2.13	48,900	2.31	1.44	19,961
Second Quarter	2.30	1.22	44,779	1.63	0.81	19,410
Third Quarter	1.35	0.78	46,748	0.94	0.50	17,122
Fourth Quarter	1.12	0.50	43,466	0.75	0.38	21,909
2001
First Quarter	1.04	0.66	41,661	0.67	0.44	18,668
Second Quarter	1.63	0.70	100,014	1.20	0.44	44,525
Third Quarter	1.73	1.19	66,764	1.05	0.77	23,809
Fourth Quarter	1.53	0.95	62,662	0.99	0.62	17,878
2002
January	1.39	1.32	38,970	0.96	0.71	8,783
February	1.74	1.63	75,360	1.20	0.94	17,521
March	1.81	1.72	54,536	1.36	0.97	14,620
April	2.87	1.85	86,529	1.85	1.16	42,085
May	4.44	2.45	132,230	2.90	1.51	44,467
June	4.31	3.00	193,302	2.82	1.90	48,564
July	3.67	2.06	1,239,120	2.40	1.25	236,328
August	3.26	2.45	798,305	2.10	1.55	156,831
September	3.75	3.15	1,167,076	2.36	2.05	149,581
October	3.43	2.41	830,149	2.16	1.54	178,162

      On June 7, 2002, the last full trading day prior to the joint public announcement of the combination, the last reported sale price of a Kinross common share on the Toronto Stock Exchange was Cdn.$3.92 and on the American Stock Exchange was $2.57.

TVX

      The TVX common shares are listed and traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “TVX”. The following table sets forth the high and low closing sale prices and the approximate trading volumes of the TVX common shares on the Toronto Stock Exchange and the New York Stock Exchange for the periods indicated, as adjusted to reflect a share consolidation effected on July 31, 2000 on a one for five basis, and a share consolidation effected on June 30, 2002 on a one for ten basis. The quotations reported are from published financial sources.

	Toronto Stock Exchange			New York Stock Exchange

	Price Range		Approximate	Price Range		Approximate
			Trading			Trading
	High	Low	Volume	High	Low	Volume

	(Cdn.$)		(100s)	($)		(100s)
2000
First Quarter	80.00	49.00	347	56.50	34.50	595
Second Quarter	57.50	31.50	246	40.50	22.00	457
Third Quarter	49.50	30.90	239	31.30	15.00	522
Fourth Quarter	32.00	20.00	313	20.90	13.10	937
2001
First Quarter	28.30	13.20	340	19.50	8.20	994
Second Quarter	16.00	4.50	552	10.10	2.70	1,529
Third Quarter	9.90	5.00	3,745	6.20	3.50	3,508
Fourth Quarter	7.90	5.80	2,586	5.00	3.70	3,721
2002
January	8.90	6.80	2,858	5.50	4.30	1,218
February	11.90	8.90	10,649	7.50	5.60	4,653
March	12.20	8.90	8,118	7.70	5.70	2,993
April	13.40	10.30	6,506	8.50	6.40	3,253
May	19.70	12.50	10,256	12.80	8.10	4,192
June	25.60	15.70	16,158	16.90	10.00	35,504
July	23.54	13.10	77,065	15.35	8.35	53,024
August	21.00	15.46	41,012	13.43	9.75	23,879
September	24.25	20.10	52,672	15.35	13.00	21,343
October	22.24	15.35	51,416	14.00	9.88	16,216

      On June 7, 2002, the last full trading day prior to the joint public announcement of the combination, the last reported sale price of a TVX common share on the Toronto Stock Exchange was Cdn.$16.40 and on the New York Stock Exchange was $10.40 (taking into account the June 30, 2002 one for ten share consolidation).

Echo Bay

      The Echo Bay common shares are listed and traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol “ECO”, as well as other international exchanges. The American Stock Exchange is the principal market on which the Echo Bay common shares are traded. The following table sets forth the high and low closing sale prices and the approximate trading volumes of the Echo Bay common shares on the Toronto Stock Exchange and the American Stock Exchange for the periods indicated. The quotations reported are from published financial sources.

	Toronto Stock Exchange			American Stock Exchange

	Price Range		Approximate	Price Range		Approximate
			Trading			Trading
	High	Low	Volume	High	Low	Volume

	(Cdn.$)		(100s)	($)		(100s)
2000
First Quarter	2.85	1.76	2,445	1.94	1.25	7,052
Second Quarter	2.09	1.30	2,824	1.38	0.88	6,776
Third Quarter	1.61	1.05	2,075	1.06	0.69	4,763
Fourth Quarter	1.15	0.52	2,749	0.75	0.32	8,680
2001
First Quarter	1.49	0.59	4,307	0.95	0.38	6,842
Second Quarter	2.00	0.89	3,800	1.24	0.51	11,026
Third Quarter	1.60	0.79	2,860	1.04	0.51	7,122
Fourth Quarter	1.12	0.81	2,030	0.73	0.50	5,575
2002
January	1.05	0.82	863	0.65	0.50	3,686
February	1.60	0.97	1,984	0.97	0.60	6,457
March	1.55	1.02	2,026	0.98	0.64	5,850
April	1.55	1.18	8,882	0.96	0.76	9,302
May	2.18	1.01	56,262	1.35	0.66	39,331
June	2.13	1.46	55,265	1.39	0.91	21,184
July	1.86	1.08	26,906	1.22	0.7	12,927
August	1.64	1.21	18,208	1.05	0.77	8,204
September	1.91	1.58	23,873	1.21	1.00	9,728
October	1.75	1.25	17,326	1.08	0.80	6,359

      On June 7, 2002, the last full trading day prior to the joint public announcement of the combination, the last reported sale price of an Echo Bay common share on the Toronto Stock Exchange was Cdn.$1.85 and on the American Stock Exchange was $1.20.

SCHEDULE A

INFORMATION CONCERNING KINROSS

      Kinross was continued under the Business Corporations Act (Ontario) on May 31, 1993 by articles of arrangement pursuant to which CMP Resources Ltd., Plexus Resources Corporation and 1021105 Ontario Corp. amalgamated by way of arrangement. Kinross and Falconbridge Amalco Inc., a corporation that was formed upon the amalgamation of Falconbridge Gold Corporation and FGC Acquisition Inc., then amalgamated on December 31, 1993 by way of arrangement. Kinross filed articles of amalgamation on December 29, 2000 in connection with an amalgamation with La Teko Resources Inc. The registered office and principal place of business of Kinross is located at Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y2.

      Kinross is principally engaged in the exploration for and the acquisition, development and operation of gold bearing properties. At present, the primary operating properties of Kinross are located in Canada, the United States and far east Russia. Exploration activities are undertaken in these countries and others. Kinross’ principal product and source of cash flow is gold.

      Kinross’ primary operating properties consist of a 100% interest in the Fort Knox mine near Fairbanks, Alaska; through its 49% interest in the Porcupine Joint Venture (as defined herein), a 49% interest in the Hoyle Pond mine and a 49% interest in the Dome mine, both near Timmins, Ontario; and a 54.7% interest in the Kubaka mine in the Magadan Oblast situated in far east Russia. In addition, Kinross holds a 100% interest in the Blanket mine situated in Zimbabwe and other mining properties in various stages of exploration, development, reclamation and closure. Kinross holds its interests in each of these properties in accordance with industry standards.

RECENT DEVELOPMENTS

Equity Offering

      Kinross completed an equity offering in February 2002 pursuant to which 23,000,000 common shares were issued for net proceeds of $18.5 million. The majority of funds raised were used for a $16.00 per share cash tender offer for the Preferred Shares of Kinam Gold Inc. (“Kinam”), a subsidiary of Kinross. 670,722 Kinam Preferred Shares were tendered having a book value of $36.6 million and were purchased by Kinross for $10.7 million ($11.4 million including costs of the tender offer). The $25.2 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

Porcupine Joint Venture

      On July 1, 2002, Kinross entered into a definitive agreement with a wholly owned subsidiary of Placer Dome Inc., Placer Dome (CLA) Limited (“Placer”), to form a joint venture that combines the two companies’ respective gold mining operations in the Porcupine district in Ontario, Canada (the “Porcupine Joint Venture”). Placer owns a 51% interest and Kinross owns a 49% interest in the Porcupine Joint Venture, which will be operated by a Placer affiliate. Placer has agreed to contribute the Dome mine and mill and Kinross has agreed to contribute the Hoyle Pond, Pamour and Nighthawk Lake mines as well as the Bell Creek mill. Future capital and operating costs will be shared in proportion to each party’s ownership interest. See “Description of Business and Properties — Material Properties — The Kinross/ Placer Dome Joint Venture”.

Omolon Share Repurchase

      On September 13, 2002, Kinross announced that its 54.7% owned Russian subsidiary, Omolon Gold Mining Company (“Omolon”), a Russian joint stock company through which Kinross holds its interest in the Kubaka gold mine, was at an advanced stage of negotiating a settlement of an outstanding dispute between itself, several of its Russian shareholders and the Magadan Administration. On September 4, 2002, and during the process of negotiating a settlement, a Russian shareholder of Omolon obtained an order from a court in the Magadan region of the Russian Federation to arrest Omolon’s gold inventory at the Kubaka mine as well as existing funds in certain of Omolon’s bank accounts in the total amount of the ruble equivalent of $47 million pending resolution of the shareholder’s dispute with Omolon. Omolon appealed the court decision, and, on October 14, 2002, the court ruled that the amount of the assets covered by the arrest order should be lowered to the ruble equivalent of approximately $22.3 million. Subsequently, on October 16 and October 21, 2002, Omolon’s accounts in four banks and Omolon’s gold inventory were released from the arrest order. As of the date hereof, all gold inventory of Omolon has been released from arrest. On October 17, 2002, Omolon filed a cassation appeal arguing that the original arrest order issued by the court should be set aside and the arrest on the remaining funds of Omolon should also be lifted. The cassation appeal should be heard by a higher court in the Khabarovsk region within thirty days after the case has been transferred from the court in the Magadan region to the court in the Khabarovsk region, and, as of the date hereof, no hearing date has been scheduled.

      Additionally, on October 9, 2002, with the active mediation of the Ministry of Finance of the Russian Federation and Vnesheconombank, a state-owned bank, acting as the Russian Federal government’s agent with respect to certain loans provided to the Magadan Administration in 1992-93 for development of Russia’s gold-mining industry, Omolon reached an agreement in principle with the Magadan Administration representing itself and a majority, by vote, of the Russian shareholders of Omolon. On October 21, 2002, the parties executed an additional written agreement in principle reflecting their understanding with respect to the mechanics of the purchase of the shares and the settlement of the pending lawsuits. Under the agreements in principle, the implementation of which has already begun, Omolon has agreed to purchase the outstanding shares currently held by all of the Russian shareholders for the ruble equivalent of $45.4 million and the Magadan Administration has agreed to ensure that all of these shares are tendered.

      On October 25, 2002, the shareholders of Omolon approved the redemption of 45.3% of its shares held by certain of its shareholders (this number represents the percentage of the outstanding shares of Omolon currently held by its Russian shareholders). As of November 21, 2002, four out of five Russian shareholders of Omolon (holding, in the aggregate, approximately 44% of Omolon’s shares), have notified Omolon that they will tender their respective shares to Omolon in accordance with the terms of the decision adopted at the shareholders’ meeting. Omolon is currently at an advanced stage of negotiating purchase agreements with the Russian shareholders.

      After completion of the transaction, provided that all outstanding shares currently held by the Russian shareholders are tendered to Omolon and share purchase agreements are executed, Omolon will become a 100%-owned

Kinross subsidiary. Following completion of the implementation of the agreements in principle, Kinross expects that all pending lawsuits commenced by the Russian shareholders and the Magadan Administration will be terminated. This transaction is expected to close in December 2002 and funds to complete this transaction will be paid out of Omolon’s cash on hand. The consent of each of TVX and Echo Bay for this transaction has been obtained by Kinross as required by the combination agreement. See “Legal Proceedings”.

CMM Settlement

      On September 19, 2002, Kinross and Bema Gold Corporation (“Bema”), each 50% owners of Compania Minera Maricunga (“CMM”), announced that CMM has received full payment of an award settlement of approximately $24 million from Fluor Daniel Chile Ingenieria y Construccion S.A., Fluor Daniel Corporation, and Fluor Daniel Wright Ltd. (collectively “Fluor”). Such payment followed a binding arbitration ruling in favour of CMM announced in May 2002 in connection with formal arbitration proceedings initiated by CMM against Fluor in 1999, to recover damages related to numerous design and construction failures at the Refugio mine located in Northern Chile. See “Legal Proceedings.”

Credit Facility

      Kinross is at an advanced stage of negotiations with a syndicate of financial institutions for the provision of a $125 million revolving credit facility to be used for the purpose of replacing existing letters of credit outstanding under Kinross’ current secured credit agreement and for additional letters of credit required for the TVX and Echo Bay financial assurance requirements for mine closure with various regulatory bodies. Kinross expects that the credit facilities will be secured by first ranking security interests in substantially all of Kinross’ (and its subsidiaries) assets, properties and undertaking and will also contain a number of financial and operating covenants. Availability of the credit facilities will be subject to a number of conditions precedent including the completion of the Combination. There can be no assurance that Kinross’ negotiations will lead to the provision of a credit facility on these terms or at all.

DESCRIPTION OF BUSINESS AND PROPERTIES

      The material properties of Kinross are the following:

Property	Ownership %

Fort Knox Mine(1)	100	%(2)
Porcupine Joint Venture(3)	49%
Kubaka Mine(4)	54.7%

Notes:

(1)	The True North property is subject to various net smelter return royalties, ranging from 3.5% to 5%. The Ryan Lode project is subject to various net smelter return royalties ranging from 3% to 5% and annual rental payments of $150,000.

(2)	Kinross holds a 100% interest in the properties forming part of the Fort Knox mine except for the Gil property in which Kinross holds an 80% interest.

(3)	The Porcupine Joint Venture was formed pursuant to an agreement with Placer dated July 1, 2002. The Hoyle Pond mine is subject to two tonnage based royalties for which $131,000 was expensed in 2001 and $111,000 was expensed in 2000. A 2% net smelter royalty is payable on production from the Preston, Paymaster and Vedron properties.

(4)	The Kubaka mine is subject to royalty and production based taxes which amounted to 11.8% in the year 2001.

Operations

      Kinross’ share of production from its operating properties totalled 944,803 ounces of gold equivalent during 2001 of which 44% was derived from the Fort Knox mine in Alaska, 25% from the Kubaka mine in the Russian Far East, 17% from the Hoyle Pond mine in Ontario, 7% from the Refugio mine in Chile, 4% from the Blanket mine in Zimbabwe and the balance from various other locations (see note 17 to the Consolidated Financial Statements of Kinross for the year ended December 31, 2001 for details of the segment revenues, segment profit or loss and segment assets).

      The following table summarizes production by Kinross in the last three years.

	2001	2000	1999

Attributable gold equivalent production — ounces	944,803	943,798	1,012,408
Attributable gold production — ounces	937,852	932,423	1,006,453
Gold sales — ounces (excluding equity accounted ounces)	907,149	897,428	1,006,453

      Attributable gold equivalent production and attributable gold production includes Kinross’ share of the production from the Denton-Rawhide mine and the Andacollo mine due to its equity held investment in Pacific Rim Mining Corp (“Pacific Rim”), formerly Dayton Mining Corporation. Included in attributable gold equivalent production and attributable gold production is silver production converted into gold production using a ratio of the average spot market prices of gold and silver for the three comparative years. The ratios were 62.00:1 in 2001, 56.33:1 in 2000 and 53.40:1 in 1999.

Gold Equivalent Production

      The following table sets forth Kinross’ gold equivalent production for each of its operating assets in the last three years:

	Gold equivalent production
	For the year ended December 31,

	2001	2000	1999

Primary Operations:
Fort Knox Mine	411,221	362,959	351,120
Hoyle Pond Mine	156,581	140,441	136,709
Kubaka Mine(1)	237,162	244,641	254,625
Refugio Mine	67,211	85,184	90,008
Blanket Mine	39,592	34,571	37,755

	911,767	867,796	870,217

Other Operations:
Andacollo(2)	11,718	21,030	—
Denton-Rawhide Mine(2)	17,713	29,361	62,792
Hayden Hill Mine	1,887	9,582	17,020
Macassa Mine(3)	—	—	38,689
Guanaco Mine	1,718	16.029	23,690

	33,036	76,002	142,191

Total gold equivalent production	944,803	943,798	1,012,408

Notes:

(1)	Increased ownership interest to 53% December 1998 and to 54.7% December 1999.

(2)	The 49% interest in the Denton-Rawhide mine was sold to Pacific Rim on March 31, 2000 for common shares of Pacific Rim . As a result of this transaction and the sale to Pacific Rim of certain other assets, Kinross effectively holds a 15.7 and 32.1% interest in the Denton-Rawhide and Andacollo mines, respectively at December 31, 2001.

(3)	Sold December 14, 2001.

Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to the Statements of Operations

      Total cash costs, production costs and realized revenue are furnished to provide additional information and are non-GAAP measures. These measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles.

	Nine Months
	Ended		Years ended
	September 30,
			December 31	December 31	December 31
(in millions except unit costs)	2002	2001	2001	2000	1999

Cash costs
Operating expense per financial statements	126.9	133.9	$180.7	$189.6	$209.4
Operating costs for non-consolidated production	11.5	5.9	7.4	9.4	—
Operating costs for E – Crete	(2.2)	(1.7)	(2.5)	—	—
Site restoration cost accruals	(2.4)	(1.2)	(1.9)	(2.7)	(3.1)
Care, maintenance, severance and other	(1.2)	(2.4)	(2.7)	—	—
Contract termination costs	—	—	—	—	(1.5)
Change in bullion inventory	1.1	0.1	1.5	—	—

Total cash costs of production	133.7	134.6	$182.5	$190.9	$198.9

Ounces produced	657,396	706,559	944,803	943,798	1,012,408
Total cash costs per equivalent ounce of gold	203	191	$193	$202	$196
Realized revenue
Mining revenue per financial statements	184.5	199.8	270.1	271.0	304.0
Silver revenue	(0.9)	(1.0)	(1.3)	(3.2)	(1.7)

	183.6	198.8	268.8	(267.8)	302.3

Gold ounces sold	607,705	677,634	907,149	897,428	1,006,453
Total realized revenue per ounce	302	293	$296	$298	$300

      The above non-GAAP measures have been calculated on a consistent basis in each period.

      For reasons of comparability, cash costs, production costs and realized revenue do not include certain items such as property write-downs which do not occur in all periods but are included under GAAP in the determination of net earnings or loss.

      Total cash costs and production costs are calculated in accordance with “The Gold Industry Production Cost Standard”. Cash costs, production costs and realized revenue may not be comparable to similarly titled measures of other companies.

      Total cash costs, production costs and realized revenue are used by management to assess profitability and cash flow of individual operations as well as to compare with other precious metal producers.

Segmented Information

	Reportable Operating Segments
							Corporate
	Hoyle/						and
	Porcupine	Kubaka	Fort Knox	Blanket	Refugio	E-Crete	Other	Total

For the nine months ended September 30, 2002:
Total cash costs:
Operating expense per financial statements	27.9	20.6	72.8	—	2.3	2.2	1.1	126.9
Operating costs for non-consolidated production	—	—	—	8.6	—	—	2.7	11.3
Site restoration costs	(0.9)	(0.6)	(0.9)	—	—	—	—	(2.4)
Change in bullion inventory	(0.8)	2.7	(0.6)	—	(0.2)	—	—	1.1
Management fees	—	0.8	—	—	—	—	—	0.8
Operating costs not related to gold production	(0.4)	—	—	—	(0.5)	(2.2)	(1.1)	(4.2)

Total cash costs of production	25.8	23.5	71.3	8.6	1.6	—	2.7	133.5

Equivalent gold ounces produced	135,887	173,847	296,162	31,783	8,902	—	10,815	657,396

Total cash costs per ounce	190	135	241	272	182	—	250	203
For the nine months ended September 30, 2001:
Total cash costs:(a)
Operating expense per financial statements	$22.8	$24.4	$59.2	$7.6	$15.5	$1.6	$2.8	$133.9
Operating costs for non-consolidated production	—	—	—	—	—	—	5.9	5.9
Site restoration costs	(0.1)	(0.2)	(0.8)	(0.1)	—	—	—	(1.2)
Change in bullion inventory	(1.0)	(0.1)	1.9	—	(0.7)	—	—	0.1
Management fees	—	0.8	—	—	—	—	—	0.8
Operating costs not related to gold production	(1.0)	(0.2)	—	—	(0.5)	(1.6)	(1.6)	(4.9)

	$20.7	$24.7	$60.3	$7.5	$14.3	$—	$7.1	$134.6

Equivalent gold ounces produced	110,530	174,747	306,700	30,713	57,081	—	26,788	706,559

Total cash costs per ounce	$187	$142	$197	$245	$251	$—	$267	$191

For the year ended December 31, 2001
Total cash costs(a):
Operating expense per financial statements	$28.9	$34.1	$82.9	$11.2	$17.4	$2.5	$3.7	$180.7
Operating costs for non-consolidated production	—	—	—	—	—	—	7.4	7.4
Site restoration costs	(0.2)	(0.4)	(1.2)	(0.1)	—	—	—	(1.9)
Change in bullion inventory	0.7	(1.6)	3.3	—	(0.9)	—	—	1.5
Management fees	—	2.5	—	—	0.2	—	—	2.7
Operating costs not related to gold production	(0.9)	(1.5)	—	—	(0.3)	(2.5)	(2.7)	(7.9)

Total cash costs of production	$28.5	$33.1	$85.0	$11.1	$16.4	$—	$8.4	$182.5

Equivalent gold ounces produced	156,581	237,162	411,221	39,592	67,211	—	33,036	944,803

Total cash costs per ounce	$182	$140	$207	$279	$242	$—	$263	$193
For the year ended December 31, 2000
Total cash costs(a):
Operating expense per financial statements	$33.6	$33.7	$74.9	$8.4	$26.4	$1.3	$11.3	$189.6
Operating costs for non-consolidated production	—	—	—	—	—	—	9.4	9.4
Site restoration costs	(0.1)	(0.8)	(1.3)	(0.1)	(0.4)	—	—	(2.7)
Management fees	—	1.1	—	—	0.4	—	—	1.5
Operating costs not related to gold production	(4.1)	—	—	—	(0.8)	(1.3)	(0.7)	(6.9)

Total cash costs of production	$29.4	$34.0	$73.6	$8.3	$25.6	$—	$20.0	$190.9

Equivalent gold ounces produced	140,441	244,641	362,959	34,571	85,184	—	76,002	943,798

Total cash costs per ounce	$209	$139	$203	$236	$300	$—	$263	$202
For the year ended December 31, 1999
Total cash costs(a):
Operating expense per financial statements	$28.9	$36.4	$69.1	$6.5	$27.9	$—	$40.6	$209.4
Site restoration costs	(0.1)	(0.8)	(1.1)	—	(0.4)	—	(0.7)	(3.1)
Management fees	—	0.8	—	—	0.2	—	—	1.0
Operating costs not related to gold production	(0.1)	—	—	—	(2.8)	—	(5.5)	(8.4)

Total cash costs of production	$28.7	$36.4	$68.0	$6.5	$24.9	$—	$34.4	$198.9

Equivalent gold ounces produced	136,709	254,625	351,120	37,755	90,008	—	142,191	1,012,408

Total cash costs per ounce	$210	$143	$194	$173	$277	$—	$241	$196

(a)	The item total cash costs is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

Mineral Reserves and Mineral Resources

      The following tables set forth Kinross’ mineral reserves and mineral resources for each of its properties which contain mineral reserves:

PROVEN AND PROBABLE MINERAL RESERVES

Kinross Gold Corporation’s Share at December 31, 2001

		Proven			Probable			Total
	Kinross’
Property	Share	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained

	(%)	(000)	(g/t)	(ozs)	(000)	(g/t)	(ozs)	(000)	(g/t)	(ozs)
GOLD
Timmins — Canada:
Hoyle Pond	100.0	367	13.31	157,000	554	14.04	250,000	921	13.74	407,000
Pamour (undeveloped)	100.0	—	—	—	14,167	1.65	753,000	14,167	1.65	753,000
Fort Knox and Area — USA(1)(2)	100.0	42,594	0.95	1,305,000	43,051	1.06	1,463,000	85,645	1.01	2,768,000
Stockpile(3)	100.0	16,618	0.51	270,000	1,657	0.84	45,000	18,275	0.54	315,000
Kubaka — Russia	54.7	166	21.55	115,000	245	19.93	157,000	411	20.58	272,000
Stockpile	54.7	446	5.44	78,000	—	—	—	446	5.44	78,000
Refugio — Chile	50.0	11,275	0.96	347,000	12,280	0.91	359,000	23,555	0.93	706,000
Pacific Rim Denton Rawhide — USA	15.7	1,296	0.79	33,000	—	—	—	1,296	0.79	33,000

Total		72,762	0.99	2,305,000	71,954	1.31	3,027,000	144,716	1.15	5,332,000

SILVER
Kubaka — Russia	54.7	612	15.8	310,000	245	24.1	190,000	857	18.2	500,000
Pacific Rim
Denton Rawhide — USA	15.7	1,296	11.3	470,000	19	16.4	10,000	1,315	11.4	480,000

Total		1,908	12.7	780,000	264	23.6	200,000	2,172	14.00	980,000

(1)	The Ryan Lode project and the Gil property, which are part of the Fort Knox and area, are undeveloped.

(2)	In place direct mill feed.

(3)	Includes current stockpile and mill feed that will be stockpiled for future processing.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

      This section uses the terms “measured” and “indicated” resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDING RESERVES)

Kinross Gold Corporation’s Share at December 31, 2001

		Measured		Indicated		Total
	Kinross’
Property	Share	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade

	(%)	(000)	(g/t)	(000)	(g/t)	(000)	(g/t)
GOLD
Timmins — Canada:
Hoyle Pond Underground	100.0	300	11.22	746	9.78	1,046	10.19
Pamour Open Pit	100.0	—	—	37,619	1.53	37,619	1.53
United States:
Ft. Knox and Area(4)	100.0	12,421	0.66	25,335	0.92	37,756	0.84
Kubaka — Russia	54.7	348	2.32	25	2.49	373	2.33
Refugio — Chile	50.0	4,575	0.75	21,810	0.75	26,385	0.75
Pacific Rim Denton Rawhide — USA	32.1	1,123	0.55	46	0.68	1,169	0.56

Total		18,767	0.88	85,581	1.22	104,348	1.16

SILVER
Kubaka — Russia	54.7	348	8.9	—	—	348	8.9
Pacific Rim Denton Rawhide — USA	32.1	1,123	8.9	46	13.5	1,169	9.0

Total		1,471	8.9	46	13.5	1,517	9.0

(4)	Kinross Share is 100% except Gil property at 80% (Indicated Resource of 3.4 million tonnes)

Mineral Reserve and Mineral Resource Notes

1.	Reported reserves and resources have been calculated in accordance with: the National Instrument 43-101 under the Canadian Securities Law, and the Canadian Institute of Mining Standards (“CIM”) on Mineral Resource and Reserve Definitions and Guidelines. The mineral reserves presented herein are compliant with the reserves categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.

An “Ore Reserve” or “Mineral Reserve” is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An ore reserve or mineral reserve gives effect to diluting materials and allowances for losses that may occur when the material is mined but does not reflect any subsequent losses in leaching or milling. Mineral reserves are further divided into proven and probable mineral reserves.

A “Proven Mineral Reserve” comprises the economically mineable part of a measured mineral resource where there is the highest degree of confidence in the estimate. It is restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

A “Probable Mineral Reserve” is the economically mineable part of an indicated, and in some cases a measured mineral resource where there is a lesser degree of confidence in the estimate. The underlying preliminary feasibility study must address whether economic extraction can be justified.

The term “Mineral Resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling. Within this mineralization, mineral reserves may subsequently be defined by the consideration and application of technical and economic factors. Mineral resources are sub-divided, in decreasing order of geological confidence, into measured, indicated and inferred categories.

A “Measured Mineral Resource” is one for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

An “Indicated Mineral Resource” is one where the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and reasonably to assume continuity of mineralization. The indicated mineral resource estimate is intended to be of sufficient quality to support a preliminary feasibility study which can serve as the basis for development and production planning decisions.

2.	The reserves and resources are based on an assumed gold price of $300 per ounce, except for Pacific Rim-Denton Rawhide, which is based on a $325 gold price, and reflect mining dilution and mining recovery.

3.	Applying industry standard methodology, each property has a unique process gold recovery and cutoff grade(s).

	Average	Average
Producing	Process	Gold Cutoff
Property	Recovery	Grade(s) g/t

Hoyle Pond	88.0%	7.68
Fort Knox	85.6%	0.43
True North	85.0%	0.69
Kubaka	97.5%	3.20
Refugio	67.2%	0.48

4.	Unlike reserves, resources do not have a demonstrated economic value.

5.	Drill spacing used to determine reserves are as follows by property: Hoyle Pond 7.6 meters for proven reserves, 15.2 meters for probable reserves, Pamour 7.6 meters for probable reserves, Fort Knox 36.6 meters for proven reserves and 48.8 meters for probable reserves, True North 30.5 meters for probable reserves, Kubaka 6.1 meters for both proven and probable reserves and Refugio 7.6 meters for both proven and probable reserves.

6.	The impact of a $25/oz. reduction in the gold price (to $275/oz.) results in an estimated 8% decrease in reserve gold ounces. Alternately, the impact of a $25/oz. rise in the gold price (to $325/oz.), results in an estimated 6% increase in reserve gold ounces.

7.	Except for “Other Sources” listed below, Kinross’ employees, who meet the National Instrument 43-101 requirements for a Qualified Person, have prepared the reserve and resource estimations.

Qualified Persons Responsible for Estimated Reserves and Resources

Mine/Property	Name	Title(s)

Hoyle Pond Mine	R. Cooper, P. Eng. & A. Still, AGO	Manager Technical Services, Chief Geologist (Hoyle Pond)
Other Timmins	A. Still, AGO	Chief Geologist (Hoyle Pond)
Pamour	R. Cooper, P. Eng.	Manager Technical Services (Hoyle Pond)
Fort Knox Mine	T. Wilton, P. Geo. & V. Miller, PE	Chief Geologist (Fort Knox), Engineering Manager (Kinross Technical Services)
True North, Ryan Lode and Gil	T. Wilton, P. Geo.	Chief Geologist (Fort Knox)
DeLamar	V. Miller, PE	Engineering Manager (Kinross Technical Services)
Goldbanks	V. Miller, PE	Engineering Manager (Kinross Technical Services)
Kubaka	V. Miller, PE & B. Falletta, PE	Engineering Manager (Kinross Technical Services), Engineering Manager (Kubaka)
Refugio	V. Miller, PE	Engineering Manager (Kinross Technical Services)
Blanket	G. Ndebele, GSZ & R. Dye, PE	Geological Manager (Blanket), Vice President Technical Services
Norseman	B. Butler, P. Geo. & T. Wilton, P. Geo.	Sr. Geologist (Norseman), Chief Geologist (Fort Knox)
Other Sources
George/ Goose Lake	MRDI, S. Juras, P. Geo.
Angostura	Information provided by Greystar Resources
Dayton	Information provided by Dayton Mining Corp.

8.	The preceding measured and indicated mineral resources and proven and probable mineral reserves tables are as at December 31, 2001 and do not take into account the joint venture formed by Kinross and Placer on July 1, 2002 pursuant to which Placer’s Dome mine and Kinross’ Hoyle Pond mine and mill, Pamour and Nighthawk Lake mines and Bell Creek mill were integrated into a joint venture to be managed by Placer or a Placer affiliate. Kinross and Placer hold a 49% and 51% participating interest in the joint venture respectively. See “Description of Business and Properties — Material Properties — The Kinross/ Placer Dome Joint Venture”.

Environmental Regulations

      Kinross’ exploration activities and mining and processing operations are subject to the federal, state, provincial, regional and local environmental laws and regulations in the jurisdictions in which the Kinross facilities are located. In all jurisdictions in which Kinross operates, environmental licenses, permits and other regulatory approvals are required in order to engage in exploration, mining and processing, and mine closure activities. Regulatory approval of a detailed plan of operations and a comprehensive environmental impact assessment is required prior to initiating mining or processing activities or for any substantive change to previously approved plans. In all jurisdictions in which Kinross operates, specific statutory and regulatory requirements and standards must be met throughout the life of the mining or processing operations in regard to air quality, water quality, fisheries and wildlife protection, archaeological and cultural resources, solid and hazardous waste management and disposal, the management and transportation of hazardous chemicals, toxic substances, noise, community right-to-know, land use, and reclamation. In total, Kinross has more than 300 separate environmental permits and authorizations, as required by more than 150 individual environmental laws and regulations, in at least 15 federal, state, provincial, regional or local jurisdictions. Kinross is currently in compliance in all material respects with all applicable environmental laws and regulations.

      In 1998, Lassen Gold Mining Inc. (a Kinross subsidiary) was identified as a Potentially Responsible Party (“PRP”) under the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. §§9601, et seq.; the Resource Conservation and Recovery Act, as amended 42 U.S.C. §§6901, et seq.; and the California Hazardous Substances Account Act, as amended, the California Health and Safety Code §§ 25300 et seq., in connection with the PRC Patterson Superfund Site. Kinross became a member of the Patterson Environmental Trust that funded the site remediation. The total paid to the Trust by Kinross was $175,552.00. As more PRPs were identified and became contributors to the Trust or participated in funding remediation separately, the amount of funds held by the Trust exceeded the financial obligation. In 2001, in accordance with a Cash-Out Settlement Agreement, Kinross was refunded $152,307.61. Kinross may receive a supplemental distribution when settlement is reached with the additional PRPs and from accrued interest in the Trust escrow account. All remediation and restoration activities have been completed at the PRC Patterson Superfund site. Kinross no longer has any liability associated with the site.

      Other than as disclosed herein, Kinross is not a PRP in any other CERCLA action. See “Legal Proceedings”.

Material Properties

      The following properties have been identified as material to Kinross. All production data is presented on a 100% basis with the exception of gold equivalent production, which represents Kinross’ proportionate share.

Fort Knox Mine and Area, Alaska

      Kinross is the owner of the Fort Knox mine. The Fort Knox mine includes the main Fort Knox open pit mine, mill, and tailings storage facility, the True North open pit mine, which commenced production in 2001, the Ryan Lode project and an 80% ownership interest in the Gil property that is subject to a joint venture agreement with Teryl Resources Corp (“Teryl”). Kinross’ ownership interest in the Fort Knox mine was acquired as a result of the merger (the “Kinam Merger”) with Amax Gold Inc. (now Kinam) on June 1, 1998. The Fort Knox mine and True North mine employed approximately 360 people at December 31, 2001. The Fort Knox property has been pledged as security against a syndicated credit facility with a syndicate of lenders led by Bank of Nova Scotia which supports, inter alia, $49.0 million of industrial revenue bonds outstanding as at December 31, 2001.

Property Description and Location

          Fort Knox Open Pit

      The Fort Knox open pit mine mill and mineral claims cover approximately 20,500 hectares located 40 kilometres northeast of Fairbanks, Alaska. The claim block consists of two State of Alaska Upland Mineral Leases, 1,168 State of Alaska mining claims and one unpatented federal lode mining claim. The current reserve is located on approximately 505 hectares of land held under State of Alaska Upland Mineral Leases that expire in 2014. These leases may be renewed for a period not to exceed 55 years.

      The State of Alaska Upland Mineral Leases that the current reserves are located on are subject to a 3% Alaska production royalty based on taxable income. All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License Tax is graduated from 3% to 7% of taxable income. The unpatented federal lode mining claim is owned by Kinross and not subject to any royalties. There were no royalties paid in 2001 or 2000.

      All requisite permits have been obtained for the mining and continued development of the Fort Knox open pit mine and are in good standing. Kinross is in compliance with the Fort Knox permits in all material respects.

          True North Open Pit

      The True North open pit mine mineral claims covers approximately 3,804 hectares located 40 kilometres northeast of Fairbanks, Alaska. The claim block consists of 104 State of Alaska mining claims owned by Kinross and mineral leases with third parties covering an additional 138 State of Alaska mining claims.

      All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License Tax is graduated from 3% to 7% of taxable income. In addition to the State of Alaska Mine License Tax, the leased state mining claims are subject to net smelter royalties ranging from 3.5% to 5%, less any advanced royalties paid. Kinross paid advance royalties of $150,000 in 2001 and 2000.

      All requisite permits have been obtained for the mining of Phase I of the True North open pit mine which consists of the Hindenburg and East Pit Zones. As at December 31, 2001, 47% of proven and probable reserves are located within the Hindenburg and East Pit Zones. These permits are in good standing. Kinross is currently in compliance with the True North permits in all material respects. Kinross is currently in the process of amending the current True North permits in order to further develop the deposit. Kinross estimates it has received the required permits.

          Ryan Lode Project

      The Ryan Lode project mineral claims cover approximately 500 hectares located ten kilometres west of Fairbanks, Alaska. The claim block consists of 50 State of Alaska mining claims, ten patented federal mining claims and five unpatented federal mining claims, all leased from third parties. All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License tax is graduated from 3% to 7% of taxable income. In addition to the State of Alaska Mine License Tax, the leased claims are subject to net smelter royalties of 5%, and annual rental payments of $150,000. The annual rental payments are not deductible when computing the net smelter return royalties. Kinross paid $150,000 of annual rental payments in each of 2001 and 2000.

      Kinross has conducted limited exploration on the properties since acquiring the Ryan Lode project from La Teko in 1999.

          Gil Property

      The Gil property mineral claims cover approximately 2,700 hectares located contiguous to the Fort Knox claim block. The claim block consists of 167 State of Alaska mining claims and is subject to a joint venture agreement between Kinross and Teryl. Kinross’ ownership interest in the Gil claim block is 80%. All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License tax is graduated from 3% to 7% of taxable income.

      Kinross continues to actively explore the Gil claims.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

      Access to the Fort Knox mine from Fairbanks, Alaska is by 34 kilometres of paved highway and eight kilometres of unpaved road. The True North mine is located 18 kilometres west of the Fort Knox property and is accessible by an unpaved road. The Ryan Lode project is located 65 kilometres from the Fort Knox property and is accessible by 54 kilometres of paved road and 11 kilometres of unpaved roads. The area is characterized by continental climate with cold dry winters and warm moist summers. Daily sunlight varies from 4 to 20 hours per day. Temperatures range from below -50 Celsius to above +35 Celsius. Mean precipitation is approximately 30 centimeters annually.

      The area topography consists of rounded ridges with gentle side slopes. Vegetation includes spruce, birch and willow trees and various shrubs, grasses and mosses. The elevation ranges from 1,000 to 1,600 meters.

      The Fort Knox milling operation obtains its process water from a fresh water reservoir located within the permitted property area. The tailings storage area on site has adequate capacity for the remaining mine life of the Fort Knox and the True North mines. Power is provided to the mine by Golden Valley Electric Association’s power grid serving the area over a distribution line paid for by Kinross.

History

      An Italian prospector named Felix Pedro discovered gold in the Fairbanks mining district in 1902. Between 1902 and 1993 more than 8.0 million ounces of predominately placer gold were mined in the district. In 1984 a geologist discovered visible gold in granitic hosted quartz veins on the Fort Knox property. Between 1987 and 1991, a number of companies conducted extensive exploration work on the Fort Knox, True North and Gil properties. In 1991, Kinam entered into a joint venture agreement with Teryl to explore the Gil property. In 1992, Kinam acquired ownership of the Fort Knox property. Construction of the Fort Knox mine and mill operations began in 1995 and were completed in 1997. Commercial production at Fort Knox was achieved on March 1, 1997. Construction of the mine was completed at a capital cost of approximately $373 million, which included approximately $28 million of capitalized interest. After acquiring ownership of the True North property in 1999, Kinross completed pre-production capital expenditures, primarily permitting and the building of a haulage road to the Fort Knox mill. Commercial production at True North was achieved on April 1, 2001. Pre-production capital expenditures for True North were approximately $29.6 million.

Geological Setting and Mineralization

      Kinross’ mining and exploration properties are located within the Fairbanks mining district, a southwest — northeast trending belt of lode and placer gold deposits that comprise one of the largest gold producing areas in the state of Alaska.

      The Fairbanks district is situated in the northwestern part of the Yukon — Tanana Uplands. The Yukon — Tanana terrane consists of a thick sequence of polymetamorphic rocks that range from Precambrian to upper Paleozoic in age. The protoliths were comprised primarily of sedimentary and volcanic units, with only minor rocks of plutonic origin. The region has undergone at least two periods of dynamic and thermal metamorphism, an early prograde amphibolite event, and a later, retrograde, greenschist facies event. Some workers have suggested a more complex metamorphic history for the area, with the identification of four phases of penetrative deformation.

      The dominant rock unit in the district is the Fairbanks Schist. It is comprised of gray to brown fine-grained micaceous schist and micaceous quartzite. Interlayered with the Fairbanks Schist is the Cleary Sequence, a varied assemblage of metamorphic lithologies. In the northern part of the district high grade metamorphic rocks of the Chatanika terrane have been identified. These rocks, which are in fault contact with the Fairbanks Schist and Cleary Sequence, are thought to be Devonian to Mississippian in age, and have been metamorphosed to eclogite facies.

      The dominant structural trend of the district is expressed by numerous northeast trending faults and shear zones. These structures, which were important to the localization of gold mineralization, show a dominant strike-slip movement.

      Several intrusive bodies, ranging in age from late Cretaceous to early Tertiary, penetrate the Yukon — Tanana terrane. They generally range from ultramafic to felsic in composition, and can be distinguished from older intrusive rocks by their lack of metamorphic textures.

Exploration

      Kinross routinely carries out exploration and development activities on its properties in the Fairbanks area. The 2001 exploration program focused on drilling at the True North gold deposit. The bulk of work was drilling and was completed to define the limits of strong mineralization in the area of the Hindenburg pit and establish the continuity of mineralization in this portion of the deposit. Limited drilling and other field activities were carried out at the Gil project. A short drilling program was completed on the Steamboat prospect, and mapping, trenching and sampling were completed at the Amanitaville prospect.

      The planned exploration and development drilling program for 2002 includes an in-pit drilling program at the Fort Knox mine (approximately 20 holes totalling about 5,500 meters) and areas immediately adjacent to it, a comprehensive drilling program at the True North mine and vicinity (146 holes totalling 10,725 meters), continued exploration drilling at the Gil project, and less intensive exploration of other early-stage prospects elsewhere in the Fairbanks region. The 2002 mineral exploration program may be modified from time to time, in response to changing results from the work programs.

Drilling, Sample and Analysis, and Security of Samples

      Drilling is the principal tool utilized to explore for and define mineral deposits in the Fairbanks mining district. Two types of drilling are utilized during exploration and development programs at the various properties, diamond core and reverse circulation drilling.

      Core drilling is the process of obtaining continuous cylindrical samples of rock from drill holes by means of annular shaped rock cutting bits rotated by a bore-hole drilling machine. Core drilling, also referred to as diamond drilling, is commonly used to collect undisturbed and continuous samples from either complete drill holes or intervals of holes that are of particular interest for the purposes of detailed and comprehensive sampling, for geotechnical and rock strength tests, or because alternative drilling methods may be incapable of providing appropriate geological or geotechnical data.

      Reverse circulation is a method of rotary drilling whereby the drilling medium is circulated to the drill bit face from the surface and the drill cuttings that are ground up by the drill bit cutting face are removed from the drill hole by the drilling medium (water, foam or other drilling muds and additives, or air) inside the drill rods. Reverse circulation drilling is a generally accepted method that is commonly used in mineral exploration and development drilling programs throughout the world.

      Reverse circulation drill cuttings are collected at one and a half meter intervals by a geologist or helper at each drill site. The data for each sample is entered in digitized format on a log sheet. Occasional written comments are also made on the log. In an effort to collect the most representative sample possible, 85 millimeter diameter core holes have been drilled at the Fort Knox and Ryan Lode deposits, while 64 millimeter core holes are drilled at True North and Gil. Core is regularly photographed and then logged and sampled in one and a half meter intervals. Data is entered on the logs in a digital format. Special emphasis is placed on shear and vein orientations, as well as mineralization and oxidation. A representative sample is retained for later use and the remainder of each interval is submitted for assay.

      Drill samples are collected from the drill hole by personnel of the various drilling contractors, under the direct supervision of Kinross staff. The samples are labelled and placed in bags at the drill site and prepared for transport to commercial laboratories for preparation and assay. All samples are either delivered to the preparation facility by Kinross personnel, or are picked up at a Kinross facility by employees of the laboratory.

      Duplicate samples are collected from every tenth sample and a check assay is performed and compared to the original assay. As a form of quality control, the inclusion of “blank” (unmineralized) samples within each sample shipment is part of the standard procedure

      A pulp sample of known grade is also submitted to the laboratory. The sample frequency is twice per core hole, and every 30 meters for reverse circulation holes. These standards are prepared both in-house and by outside laboratories over the different exploration seasons, and they represent different ranges of gold grades. For samples with fire assays greater than 1.0 grams per tonne, the samples are resubmitted to the laboratory for a cyanide soluble assay. The purpose of this procedure is to determine mill recovery rates.

Mineral Reserve and Resource Estimates

      The following table sets forth the proven and probable reserves for the Fort Knox mine and area as at December 31, 2001 and 2000.

	2001			2000

		Average	Gold		Average	Gold
	Tonnes	Grade	Content	Tonnes	Grade	Content

	(000’s)	(gpt)	(000’s oz)	(000’s)	(gpt)	(000’s oz)
Proven	59,212	0.83	1,575	104,834	0.80	2,678
Probable	44,708	1.05	1,508	20,302	1.50	1,008

Total	103,920	0.92	3,083	125,136	0.90	3,686

      The December 31, 2001 Fort Knox reserves were calculated by Kinross in accordance with definitions and guidelines adopted by CIM. The reserves were calculated under the supervision of T. Wilton P. Geo., a Qualified Person employed by Kinross with at least five years experience. The reserves were calculated using a gold price of $300 per ounce and a gold cut-off grade of 0.69 to 0.43 grams per tonne depending on mining experience. Kinross estimates that life of mine mill recovery will average approximately 88%. Proven and probable reserves decreased by

603,000 ounces of gold in 2001. While 477,000 ounces were consumed by production, 126,000 ounces were re-classified as resources due to changes in pit design due to mining experience.

      In addition to proven and probable reserves, as at December 31, 2001, Kinross has estimated 37.7 million tonnes of measured and indicated resources at an average gold grade of 0.84 grams per tonne.

Mining and Milling Operations

      The Fort Knox and True North deposits are mined by conventional open pit methods. Ore is removed from the Fort Knox open pit by 135 tonne haul trucks and dumped directly into a gyratory crusher. Ore mined from the True North open pit is moved by 75 tonne haul trucks and dumped in an ore stockpile area. The ore is then placed into road licensed 55 tonne haulage trucks, trucked to and dumped into the gyratory crusher at the Fort Knox mill 18 kilometres away. Current life of mine plans based on reserves and resources of the two deposits have production ending in 2011.

      The processing facility at Fort Knox is a standard cyanide leach/ carbon-in-pulp (“CIP”) milling process. The mill processes ore on a 24 hour per day, 365 day per year schedule. The mill processed 38,929 tonnes per day during 2001. Ore is crushed to minus 10 inches in the primary gyratory crusher and conveyed to a coarse ore stockpile near the mill. From the coarse ore stockpile the ore goes by conveyor to a semi-autogenous grinding mill, which operates in closed circuit with two ball mills and a bank of cyclones for particle sizing. Correctly sized material flows to a thickener and into leach tanks where cyanide is used to dissolve the gold. Dissolved gold is absorbed into granular activated carbon particles in the CIP circuit. Carbon particles loaded with gold are removed from the slurry by screening. The gold is stripped from the carbon particles, plated onto a cathode by electrowinning, and melted into doré bars for shipment to a refiner. The tailings slurry flows through a cyanide detoxification process before flowing into the tailings impoundment area. The only significant modification to the plant occurred in 1998 when a pebble regrind crusher was added to the circuit to increase throughput. In 2002, a tailings thickener was installed at a cost of approximately $5.0 million.

Summary of production and financial data

      The following table summarizes certain gold production, operating and financial information relating to the Fort Knox mine for the periods indicated.

	Nine Months	Nine Months	Years ended
	Ended	Ended
	September 30,	September 30,	December 31,	December 31,	December 31,
	2002	2001	2001	2000	1999

Selected production and operating information:
Tonnes mined (000’s of tonnes)	24,321.2	23,650.3	31,212.9	32,301.9	27,532.8
Ore processed (000’s of tonnes)	10,455.8	10,413.6	14,209.1	13,603.2	12,533.8
Gold grade (gpt)	1.04	1.06	1.05	0.94	0.95
Average gold recovery (%)	85	86	86	89	90
Gold equivalent production	296,162	306,700	411,221	362,959	351,120
Number of employees	382	355	361	256	253
Selected financial information:
(in millions except unit costs)
Revenue	92.6	81.6	$109.0	$102.8	$98.3

Cost of production	71.3	60.4	85.0	73.6	68.0
Inventory change	0.7	(1.9)	(3.0)	—	—
Site restoration cost accruals	0.8	0.8	1.1	1.3	1.1
Depreciation, depletion and amortization	37.1	31.7	42.9	31.9	43.9
Mining property writedown	—	—	—	—	108.8
Interest expense	1.2	2.9	3.6	5.7	5.7
Exploration	0.9	0.2	0.3	—	—

	112	94.1	129.9	112.5	227.5

Net loss	(19.4)	(12.5)	$(20.9)	$(9.7)	$(129.2)

	Nine Months	Nine Months	Years ended
	Ended	Ended
	September 30,	September 30,	December 31,	December 31,	December 31,
	2002	2001	2001	2000	1999

Other financial information:
Capital expenditures	12.0	16.9	$20.2	$17.6	$9.5
Unit costs:
Total cash costs per gold equivalent ounce produced	241	197	207	203	194
Total cash costs per tonne milled	7	6	6	5	5
Total production cost per gold equivalent ounce	369	333	314	294	322

      Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading “Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to the Statements of Operations” on page A-5.

      Gold equivalent production in 2001 was 411,221 ounces compared to 362,959 in 2000. In 2001, total cash costs were $207 per ounce of gold equivalent compared to $203 in 2000. The Fort Knox mine 2001 business plan called for 450,000 ounces of gold equivalent production at total cash costs of $196 per ounce of gold equivalent. The plan was predicated on production from the Fort Knox open pit and supplemental feed from the recently acquired True North deposit early in 2001.

      For 2001, cash production costs were $2.8 million lower than planned. Unfortunately, the reduced spending did not compensate for the delays in achieving commercial production at the True North open pit, due to a prolonged permitting process, unacceptable performance of the haulage contractor during the third quarter of 2001 and lower than anticipated ore grade in the upper benches at the True North open pit during the third quarter of 2001. The fourth quarter of 2001 results were on plan as Kinross acquired the haulage fleet and is managing the ore haulage operations from the True North open pit to the Fort Knox mill. In addition, the grade of the ore mined during the fourth quarter of 2001 at the True North open pit was as planned. Estimated gold equivalent production for 2002 is 440,000 ounces at total cash costs of approximately $210 per ounce.

      Capital expenditures at the Fort Knox operations in 2001 were $20.2 million compared to $17.6 million during 2000. The majority of capital expenditures for 2001 were required to purchase nine haulage trucks for the True North ore haulage, complete the access road from the Fort Knox mill to the True North open pit and for site infrastructure at the True North open pit. Planned capital expenditures for 2002 are estimated to be $16.0 million.

Environmental and Site Restoration Costs

      In 2001, all activities at the Fort Knox and Area properties were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. Kinross estimates its site restoration costs at the Fort Knox and Area properties to be $13.9 million of which $5.8 million has been accrued as a long term liability of Kinross. The balance will be accrued on a unit of production basis over proven and probable reserves. Kinross has posted surety bonds totalling $13.5 million for site restoration obligations with the state government.

[FAIRBANKS GOLD LETTERHEAD]

The Kinross/ Placer Dome Joint Venture

General

      Kinross and Placer have entered into an asset exchange agreement (the “Asset Exchange Agreement”) and a joint venture agreement, both dated as of July 1, 2002, for the purpose of forming a joint venture that will combine the two companies’ respective gold mining operations in the Porcupine district in the Timmins area, Ontario, Canada. Placer will own a 51% participating interest and Kinross will own a 49% participating interest in the Porcupine Joint Venture, which joint venture will be managed by Placer. The Porcupine Joint Venture incorporates Placer’s Dome mine and mill, Kinross’ Hoyle Pond, Pamour and Nighthawk Lake mines and the Bell Creek mill.

The Asset Exchange Agreement

      Pursuant to the Asset Exchange Agreement which was entered into as a step in implementing the Porcupine Joint Venture, Placer transferred to Kinross an undivided 49% interest in all of Placer’s assets owned, used or thereafter acquired by Placer or its affiliates and located within a 100 kilometre radius of Placer’s Dome Mill in or near Timmins, Ontario (the “Development Area”) and used in the gold mining, milling and exploration business and operations carried on by Placer or its affiliates, including all real property, personal property, inventory, certain accounts receivables, buildings, fixtures, facilities, private roads and other assets located or acquired in the Development Area, including all patented, leasehold, unpatented mining claims and licenses of occupation recorded in the name of Placer or its affiliates, the benefit of any royalty agreements in favour of Placer or its affiliates, the benefit of Placer’s leases and other contracts relating to Placer’s real property and mining claims in this area and the benefits which may be obtained under any existing actions, claims or other proceedings relating to Placer’s business in this area and all goodwill attributable to such business.

      Under the Asset Exchange Agreement, Kinross in turn transferred to Placer an undivided 51% interest in all of Kinross’ assets owned, used or thereafter acquired by Kinross or its affiliates and located within the Development Area and used in the gold mining, milling and exploration business and operations carried on by Kinross or its affiliates, including all real property, personal property, inventory, certain accounts receivable, buildings, fixtures, facilities, private roads and other assets located or acquired in the Development Area, including all patented, leasehold, unpatented claims and licenses of occupation recorded in the name of Kinross, the benefit of any royalty agreements in favour of Kinross or its affiliates, the benefit of Kinross’ leases and other contracts relating to Kinross’ real property and mining claims in this area and the benefits which may be obtained under any existing action, claims or other proceedings relating to Kinross’ business in this area and all goodwill attributable to such business. Any interest that Kinross may acquire in and to the project within the Development Area commonly known as the Aquarius Project is excluded from the Porcupine Joint Venture pending agreement between the parties to include it.

      Under the Asset Exchange Agreement, Kinross has also transferred all of its contracts relating to its Timmins operations to Placer, and Placer assumed such contracts as manager of the Porcupine Joint Venture for the benefit of both parties and the exclusive use of the Porcupine Joint Venture. Placer’s contracts relating to its Timmins operations remain in the name of Placer, which will hold such contracts as manager of the Porcupine Joint Venture for the benefit of both parties and the exclusive use of the Porcupine Joint Venture.

The Porcupine Joint Venture Agreement

      The purpose of the Porcupine Joint Venture is to engage in operations relating to the mining, milling, exploration and development of the properties subject to the Porcupine Joint Venture, and to perform any other activity necessary, appropriate or incidental to the foregoing. The term of the Porcupine Joint Venture is from July 1, 2002 and until so long thereafter as ores and mineral resources are produced from the assets forming part of the Porcupine Joint Venture and all reclamation obligations, liabilities or responsibilities under applicable laws or instruments of title relating to operations under the Porcupine Joint venture have ceased or been satisfied, to a maximum of 99 years, unless the Porcupine Joint Venture is earlier terminated pursuant to the terms of the Porcupine Joint Venture Agreement.

      Each of Kinross and Placer is obligated to contribute funds from time to time to the Porcupine Joint Venture in proportion to their respective participating interests, pursuant to adopted programs and budgets.

      Under the Porcupine Joint Venture a party’s participating interest may be reduced upon the election by such party not to contribute to an adopted program and budget for the Porcupine Joint Venture, or in the event of a default by such party in making its agreed upon contribution to an adopted program and budget.

      In addition, if a party’s participating interest is reduced to less than 10%, the other party may elect that the first party be vested with a 2% net smelter returns royalty on ores and minerals mined from the properties subject to the Porcupine Joint Venture and the first party shall be deemed to have transferred its remaining participating interest to the other party.

Porcupine Joint Venture Operations

      The Porcupine Joint Venture operations consist of the Dome underground and open pit mine and mill, the Hoyle Pond underground mine and the Bell Creek mill and tailings storage facility. In addition, the Porcupine Joint Venture operations consist of a number of former producing mines, most notably the Pamour and Nighthawk Lake mines. The Porcupine Joint Venture operations employed approximately 842 people at July 1, 2002. Readers are cautioned that the information set out in this section is of a historical nature and does not reflect the formation of the Porcupine Joint Venture.

      The only producing mines forming part of the Porcupine Joint Venture in Timmins at present are the Dome mine and the Hoyle Pond mine.

      All of the information included therein on the Dome property has been provided by Placer.

Property Description and Location

          Hoyle Pond Underground Mine and Bell Creek Mill

      The Hoyle Pond underground mine, mineral claims and the Bell Creek mill are located in Hoyle Township in Timmins, Ontario on 899 hectares of patented land, 441 hectares of land leased from the province and one private lease covering 65 hectares. The private lease is for a term of 20 years and is in good standing until May 31, 2005. There are also two contiguous staked mining claims covering 32 hectares located in Whitney Township south of Hoyle Township. Kinross owns an additional 10,164 hectares of exploration properties nearby.

      There are various royalties on the Hoyle Pond underground mine land package. The only royalty requiring payment at present is a tonnage based royalty on the private lease. Royalty payments were $0.1 million in both 2001 and 2000.

      All requisite permits have been obtained for the mining and continued development of the Hoyle Pond underground mine and the Bell Creek mill and are in good standing and the Porcupine Joint Venture is in compliance with Hoyle Pond and Bell Creek permits in all material respects.

          Dome Mine and Mill

      The Dome underground and open pit mine and mill are located within the city limits of Timmins, Ontario, on an area that covers over 2,740 hectares of staked and patented mining claims held or under option, including the Preston property that lies to the south and east, immediately adjacent to the Dome property, the Paymaster property that lies to the west of the Dome open pit and the Vedron property that lies south of the Paymaster property.

      A two percent net smelter royalty is payable on production from the Preston, Paymaster and Vedron properties. No other royalties are payable on the Dome property.

      All requisite permits have been obtained for the mining and continued development of the Dome underground and open pit mine and mill and are in good standing the Porcupine Joint Venture is in compliance with such permits in all material respect.

          Pamour and Nighthawk Lake Mines

      The Pamour open pit and Nighthawk Lake underground mines and mineral claims are located in Timmins Ontario on 12,385 hectares in 675 claim units. The Pamour mine is approximately two kilometres south of and contiguous with the Hoyle Pond mine while the Nighthawk Lake mine is approximately 17 kilometres southeast of Hoyle Pond. There has been no production at these mines since their acquisition in 1999.

      The necessary permits required to commence mining of the mineral reserves contained in the existing Pamour pit, north of Highway 101, referred to as the phase one mine plan, have been maintained in good standing and require only administrative reactivation.

      Kinross will require additional permit approvals to mine south of Highway 101, which is outside of the phase one mine plan. The government agencies that will be involved in the additional permitting process include the City of Timmins, the Matagami River Conservation Authority, the Ontario Ministries of Northern Development and Mines, Natural Resources, Environment and Transportation, the Federal Department of Fisheries and Oceans and Environment Canada.

      The key element in the development of the expanded open pit outside of the phase one mine plan will be the relocation of Highway 101. The proposed relocation will involve constructing a causeway over a portion of a small lake, the Three Nations Lake, and will therefore have a direct effect on a nearby fish habitat. This highway has been relocated several times during the production history of the mine. As a fishery resource will be involved in the project planning, the Canadian Environmental Assessment Act process will be the guiding legislation. Kinross believes there is a high level of assurance that the project will receive all required approvals for development.

      Some land acquisition will be required for the construction of the project. The Drew claims located immediately north of the phase one open pit, for which the surface rights are required for a waste rock disposal site, will have to be acquired. The Tanager claims located on the eastern shore of the Three Nations Lake for which the surface rights are required for relocation of Highway 101 will also have to be acquired. Negotiations for the acquisitions of these claims have been initiated and Kinross believes there is a high level of assurance that they will be concluded successfully. A right of way will have to be obtained for the haulage road from the Pamour mine to the Dome mine, for which negotiations have not yet commenced.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

      Access to the Hoyle Pond mine from Timmins is by 20 kilometres of paved highway and three kilometres of unpaved roads. The Pamour mine is located two kilometres south of the Hoyle Pond mine and accessible by an unpaved road. The Nighthawk lake mine is located 17 kilometres southeast of the Hoyle Pond mine and accessible by 10 kilometres of paved roads and seven kilometres of unpaved roads. The area climate is cold winters and hot summers. Temperatures range from below -40 Celsius to above +30 Celsius. Mean precipitation is approximately 80 centimeters annually.

      The topography of the area is typical of the Canadian Shield and consists of an irregular surface with moderate relief. The topographic highs are the result of bedrock outcrops and are surrounded by low lying areas of poorly drained wetlands. Vegetation includes spruce, pine, poplar and birch trees and various shrubs, grasses and mosses. The elevation ranges from 200 meters to 300 meters.

      The Bell Creek milling operation obtains its processing water from the Bell creek located within the permitted property area. The land package includes areas where additional tailings storage areas can be permitted. The current tailings storage area has sufficient capacity for the next several years of planned production. Power is provided to the mine and mill by Ontario Hydro.

      Access to the Dome mine is by paved road from the town of South Porcupine, 6 kilometres east of Timmins on Highway 101. Rail freight service is available from the Falconbridge — Kidd Creek metallurgical site 8 kilometers east of the mine. The area climate is cold and dry winters and warm and moderately humid summers. Temperatures range from below -40 celsius to above +30 celsius. Mean rainfall is approximately 80 centimeters annually.

      The terrain in the Timmins area is predominantly flat, with local relief rarely exceeding 20 metres. The elevation for Tisdale township rises from 230 meters to 312 meters.

      Large areas of muskeg are common in southern Tisdale Township, which includes Dome mine. Vegetation around Dome mine consists of Jack Pine, Poplar and small bushes in drier areas; Spruce and Alder in the lower, wetter areas; and Lichen with sparse trees in areas of large outcrops. Areas that were burnt by the 911 fire are covered by scrub and secondary regrowth.

      The dominant suficial material in the Dome mine area is glacial till overlain by glaciolacustrine silts and clays. Mine waste and tailings cover some areas closer to the mine.

History

      Land was first staked in the vicinity of the present day Pamour mine in 1910. Limited production was achieved from 1911 to 1914. The property remained idle from 1914 to 1923. Between 1923 and 1935 several mining syndicates carried out exploration work. In 1935 and 1936 the Pamour No. 3 shaft was sunk and a 650 tonnes per day mill was constructed. In 1938 the mill capacity was increased to 1,300 tonnes per day by installing new equipment. During the 1950’s mill throughput averaged 1,500 tonnes per day. In 1972, the mill was expanded to treat 2,275 tonnes per day as production from the nearby Aunor mine was processed at the Pamour mill. Open pit mining at the Pamour mine began in 1976 and continued until 1999. Kinross acquired the Pamour mine in 1999.

      The Hoyle Pond discovery hole was drilled by Texas Gulf in 1980. The area was explored in 1980 to 1982. The mine was developed by ramp in 1983 and 1984. The mine has been in continuous production since 1982 and was acquired by Kinross pursuant to the merger with FGC in 1993. Since 1993, Kinross has conducted exploration programs and underground development has added significant additional mineralization. From 1994 to 1999 Kinross sunk an 815 meter shaft and developed a second ramp to access underground workings. The Bell Creek mill has gone through a series of expansions with current capacity of 1,500 tonnes per day.

      The Dome deposit was discovered in 1909. Operations commenced in 1910, producing 214 ounces of gold. After a fire destroyed the first mill, a new mill was officially opened in 1912. Due to World War I, the mill was shut down from 1917 to 1919. In 1929 the mill was destroyed by fire for a second time and put back into operation in 1930. In 1984 the mill capacity was increased from 2,000 to 3,000 tons per day. Part of the extension included a new vertical shaft, the No. 8 shaft which was sunk from the surface to a depth of 1,667 meters. In 1988, due to a skipping accident, No. 8 shaft was not producing, and therefore open pit mining was commenced. From 1992 to 1996, Placer produced from the Paymaster property. In 1995, an expansion of the operations, which included an enlarged open pit and increase in milling capacity was completed. As a result, full production from the expanded open pit was achieved and mine production increased from a nominal rate of 3,400 tonnes per day in 1994 to 9,100 tonnes per day in 1995. In 1997, the Preston property was purchased and pit mining was commenced.

Geological Setting and Mineralization

      The Hoyle Pond Main Zone and 1060 Zone deposits, both of which are in production, occur on opposite limbs of an open, northeast plunging F2 antiformal structure, hosted within carbonatized north-dipping sheared and metamorphosed tholeiitic basalts. The 7 Vein system occurs as a series of stacked, flat to gently northeast dipping veins at the nose of the antiformal structure. Mineralization occurs as coarse, free gold in white to grey-white quartz veins with variable ankerite, tourmaline, pyrite and local arsenopyrite. Alteration halos are generally narrow, consisting of mainly grey zones (carbon, carbonate, sericite, cubic pyrite) in the Hoyle Pond system, and carbonate-sericite, with fuchsite, pyrite, arsenopyrite and trace chalcopyrite, sphalerite within the 1060 structures.

      The Hoyle Pond Main Zone includes a series of generally northeast striking, linked quartz vein zones (at least 11 veins of economic significance) folded on a small scale with moderate west trending and northeast plunging fold axis. The 1060 Zone consists of at least five main vein structures (B1, B2, and B3 Zones, A Zone and Porphyry Zone) with orientations ranging from north to northeast with generally subvertical dips.

      The Pamour mine is located approximately one kilometre north of the Destor — Porcupine Fault Zone and overlies an east-west trending unconformity between Tisdale Group volcanic rocks and Timiskaming Group sediments. Volcanic rocks occupy the area north of the mine and the unconformity, and include interlayered mafic to ultramafic units. Sedimentary rocks occupy the area south of the unconformity and include greywacke, argillite and conglomerate. A distinct unit of clastic sediments marks the unconformity itself. Gold mineralization is hosted by both volcanic and sedimentary units and related to both individual quartz veins and vein swarms, which trend mainly east-west. Volcanic-hosted ore bodies include shallow north-dipping single vein structures within mafic volcanics, as well as irregular shaped vein swarms along various lithologic contacts within the volcanic sequence. Sedimentary hosted ore bodies include irregular shaped vein swarms along the unconformity as well as narrow, steep south-dipping veins in greywacke further to the south.

      The Nighthawk Lake mine is located along the Nighthawk Lake Break, a branch fault of the Destor Porcupine Fault Zone. Rocks in the vicinity of the Nighthawk Lake mine consist of mafic to felsic volcanics, intruded by irregular masses of albitite and syenite. Gold mineralization occurs both within the volcanic rocks and intrusives, and generally shows a close spatial association with strong carbonate alteration, brecciation, quartz veining and pyrite or arsenopyrite. Based on past work, orebodies at the mine have been subdivided into six main zones including the: Main Zone, No. 1 Zone, No. 4 Zone, Ramp Zone, “A” Zone and Deadman Island Zone.

      The Dome mine lies on the south limb of the Porcupine syncline in an area where the Keewatin volcanic rocks are overlain by the Timiskaming metasedimentary slates and conglomerates.

      Gold mineralization is found in a number of different rock types and in association with a number of different structural settings. Mineralization in the district is commonly associated with the northeasterly plunge of the Porcupine syncline.

      At the mine site, the local sequence of north dipping metavolcanics and metasedimentary rocks have been folded to form a northeasterly plunging structure, referred to as “Greenstone Nose”. Sediments consisting of conglomerates, slates and greywackes are draped around this structure and form the “Sedimentary Trough” on the south side.

      Mineralization occurs mainly in association with structurally controlled quartz and quartz-ankerite veins. Principal orebodies can be classified into three main types: Long narrow veins in shear zones parallel to the stratigraphic trend; swarms of en-echelon veins and stockworks of veins; and disseminated mineralization, in which the gold is associated with pyrite and/or pyrrhotite and little or no vein material is present.

      Immediately south of “Sedimentary Trough” lies an east-west striking, highly strained zone in which magnesium rich, carbonatized rock occurs. This highly altered zone corresponds to the trace of the ductile Dome Fault interpreted to represent a branch off the main Destor-Porcupine Fault. To the west, the Dome Fault Zone passes between two major porphyritic intrusive bodies -the Paymaster and the Preston Porphyries. To the south of the Dome Fault Zone are the “Southern Greenstones”, a south-dipping sequence of basalts consisting of massive and pillowed flows.

      At the Paymaster property, historic mining operations extracted ore from ankerite veins in mafic units and quartz veins in porphyry. The majority of mineralization being targeted by current exploration is hosted by carbonated and sulphidic greenstone adjacent to and within flexures in the mafic/ ultramafic contact (36 Zone).

Exploration

      Exploration expenditures within the Hoyle Pond mine totalled $1.0 million during 2001. A total of 34,320 metres of diamond drilling was completed primarily from underground workings. The focal target of exploration drilling was the 1060 Zone, with smaller amounts of drilling targeting structures within the 7 Vein structures and the Hoyle Pond Main Zone. Exploration successfully increased proven and probable reserves by approximately 10% for 2001 year end reserves. The 2002 budget for mine site exploration (prior to the Porcupine Joint Venture) is $1.0 million to target structures primarily within the 1060 Zone.

      Kinross’ regional exploration within the Timmins camp totalled $0.3 million during 2001; almost all of this was spent during the fourth quarter. A total of 7,753 metres of diamond drilling explored targets at Pamour North, the McIntyre Central Porphyry Zone (CPZ) and at Coniaurum. The exploration budget for 2002 (prior to the Porcupine Joint Venture) is approximately $1.7 million. Exploration will include targets at Pamour North, McIntyre CPZ, Coniaurum, Hallnor, Hopson and Wetmore.

      In the case of the Dome property, during 2001, underground exploration continued in a variety of geological settings. Targets included the 36 and 66 zones at depth, and the dacite and sed zones. All geological domains are being reviewed for bulk zone targets. The underground exploration and delineation program in 2001 consisted of 367 meters of development and 4,173 meters of diamond drilling. In addition $380,000 was spent on drift rehabilitation to access old areas.

      Placer’s regional exploration within the Timmins camp totaled $3.1 million during 2001. Expenditure was committed to compilation and interpretation of regional geophysical and geochemical data, development of 3-D structural models, drilling identified targets (21,900 meters), acquiring properties and forming joint ventures on prospective land holdings. The exploration budget for 2002 (prior to the Porcupine Joint Venture) is approximately $3.2 million.

Drilling, Sample and Analysis and Security of Samples

      Kinross’ diamond core drilling at the mine site during the year ended December 31, 2001 consisted of underground core drilling and surface exploration diamond core drilling. Sampling is conducted on a daily basis through the use of chip samples, muck samples, and test holes (sludge samples). Ore development is sampled at intervals of two to five meter intervals through the use of chip samples and muck samples. Stopes are sampled at five meter intervals where practical, and stope muck is sampled at intervals of 1 muck sample every 20-40 tonnes.

      Samples are analysed at either the Bell Creek assay lab (on-site lab operated by Kinross’ personnel) or at an independent assay lab. Most muck and chip samples and surplus definition drill core are processed at the Bell Creek lab. All exploration drill core and overflow muck, chip and definition drill core is processed at the independent assay lab. Samples at the Bell Creek lab are analysed using conventional fire assay methods with a gravimetric finish. Samples at the independent lab are analysed using conventional fire assay methods with a gravimetric finish. Samples containing coarse visible gold are identified on the sample tag. Each of these samples will have a second reject analysed as well as a check assay from the first reject resulting in a minimum of three determinations. Check assays for all samples are conducted at the Bell Creek lab twice on each tray of 25 samples. Blank samples are analysed at the Bell Creek lab twice on each tray of 25 samples, and a standard is checked at least once on a tray of 25 samples. At the independent lab, check assays are determined every 8-10 samples, and a blank and a standard are analysed approximately every 30 samples.

      In the case of the Dome property, samples from surface and underground production and exploration are analyzed primarily at the Dome mine site assay laboratory. Check assays are processed both by the on site laboratory and external laboratories. Multi-element analysis is conducted offsite. All gold analyses are done by conventional fire assay methods with an AA finish. Samples showing visible gold are assayed using either a gravimetric finish or pulp metallic assay.

      Underground ore development is sampled at intervals of two to three meter intervals through the use of chip samples and muck samples. Cut and fill stopes are sampled at approximately one sample for 30 tonnes, longhole stopes are sampled at approximately one sample for 60 tonnes and bulk zones are sampled at approximately one sample for 60 tonnes.

      Open pit samples are collected from blasthole cuttings at approximately 10 meter intervals. In ore zones, a single sample is collected from each hole and represents approximately 450 tonnes of ore. Waste zones are sampled at one in four holes.

Mineral Reserve and Resource Estimates

      The following table sets forth the proven and probable reserves for the Hoyle Pond mine as at December 31, 2001 and 2000. The proven and probable reserves reported below do not take into account the changes to reserve data that may result from the Porcupine Joint Venture.

	2001			2000

		Average	Gold		Average	Gold
	Tonnes	Grade	Content	Tonnes	Grade	Content

	(000’s)	(gpt)	(000’s oz)	(000’s)	(gpt)	(000’s oz)
Proven	367	13.31	157	362	12.20	142
Probable	554	14.04	250	568	12.40	227

Total	921	13.74	407	930	12.30	369

      The December 31, 2001 Hoyle Pond reserves were calculated by Kinross in accordance with definitions and guidelines adopted by the CIM. The reserves were calculated under the supervision of R. Cooper, P. Eng. and A. Still AGO, both Qualified Persons employed by Kinross with at least five years experience. The reserves were calculated using a gold price of $300 per ounce and a cut-off grade between 7 and 8 grams per tonne for the Hoyle Pond Main Zone and between 8 and 10 grams per tonne for the 1060 Zone depending upon width and attitude of the veins. High-grade assays were reduced to a maximum grade of 200 grams per tonne in the Hoyle Pond Main Zone structure and the high-grade Porphyry Zones east of the dyke, and 100 grams per tonne in the 1060 Zone structure. Based on mining experience, an allowance for mining dilution of 10% to 30% at established background values ranging from 0.6 to 0.8 grams per tonne has been made. Proven and probable reserves increased by 38,000 ounces in 2001, of which 138,000 ounces were consumed by production, economic and engineering parameter changes added 14,000 ounces and exploration activities added 162,000 ounces. Kinross estimates that mill recovery will be approximately 88%.

      In addition to proven and probable reserves, Kinross has estimated 1.2 million tonnes of measured and indicated resources at the Hoyle Pond mine at an estimated average gold grade of 9.45 grams per tonne.

      The following table sets forth the proven and probable reserves for the Pamour mine as at December 31, 2001 and 2000. The proven and probable reserves reported below do not take into account the changes to reserve data that may result from the Porcupine Joint Venture.

	2001			2000

		Average	Gold		Average	Gold
	Tonnes	Grade	Content	Tonnes	Grade	Content

	(000’s)	(gpt)	(000’s oz)	(000’s)	(gpt)	(000’s oz)
Proven	—	—	—	—	—	—
Probable	14,167	1.65	753	14,167	1.65	753

Total	14,167	1.65	753	14,167	1.65	753

      The December 31, 2001 Pamour reserves were calculated by Kinross in accordance with definitions and guidelines adopted by the CIM. The reserves were calculated under the supervision of R. Cooper P. Eng., a Qualified Person employed by Kinross with at least five years experience. The reserves were calculated using a gold price of $300 per ounce and a cut-off grade of 0.96 grams per tonne. Proven and probable reserves increased by 753,000 ounces in 2000 upon completion of feasibility study on the Pamour mine. Kinross estimates mill recovery to be approximately 87%.

      In addition to proven and probable reserves, Kinross has estimated 37.6 million tonnes of indicated resources at the Pamour mine suitable to open pit mining at an estimated average gold grade of 1.5 grams per tonne.

      In addition to the reserves and resources at Hoyle Pond and Pamour mines, Kinross has calculated resources at a number of additional properties owned by Kinross in the Timmins area. Measured and indicated resources amenable to underground mining amount to an additional 2.6 million tonnes at an estimated average grade of 4.4 grams per tonne. Measured and indicated resources amenable to open pit mining amount to an additional 7.3 million tonnes at an estimated average grade of 2.0 grams per tonne.

      As the changes resulting from the Porcupine Joint Venture have not yet been ascertained, Kinross is not yet able to determine the relevant reserves for the properties forming part of the Porcupine Joint Venture, including the reserves for the Dome mine. For the proven and probable reserve information for the Dome mine as of December 31, 2001 and 2000, reported by Placer, without taking into account the Porcupine Joint Venture, readers should refer to Placer’s Annual Information Form dated February 14, 2002 and its Annual Information Form dated February 15, 2001.

Mining and Milling Operations

      The Hoyle Pond operations consist of an underground mine serviced by two declines and one shaft. The underground operations comprise of 17 main levels, with the shallowest at 40 meters below surface and the deepest at 720 meters below surface. The Hoyle Pond ramp extends down to the 280 meter level and services the Hoyle Pond and 7 vein zones. The 1060 ramp extends to the 720 meter level and services the 1060 Zone. Underground development completed in 2001 involved the extension of the 1060 ramp to the 700 meter level and the excavation of an internal ore and waste pass system, complete with chutes. The 2002 business plan involves an extension of the 1060 ramp to the 820 meter level. The shaft was completed in 1997 to a depth of 815 meters below surface. Total production (ore and waste) is transported to the loading pocket by means of an ore/waste pass system and hoisted to surface in 6.5 tonne skips. The surface infrastructure consists of administration buildings, maintenance, compressed air and hoisting facilities. Current life of mine plans based on reserves and resources have production ending in 2009.

      The mineralized zones at Hoyle Pond are narrow high-grade veins, dipping from 30 to 90 degrees. Mining methods used are cut and fill, shrinkage, panel and longhole methods.

      The processing facility at Bell Creek is a standard CIP milling process. The mill processes ore on a 24 hour per day, 365 day per year schedule. The mill processed 1,216 tonnes per day during 2001. Ore is crushed to minus one half inch in the primary crusher and conveyed to a grinding circuit, which operates in closed circuit with two ball mills, two gravity Knelson concentrators and a bank of cyclones for particle sizing. Correctly sized material flows to a thickener and into leach tanks where cyanide is used to dissolve the gold. Dissolved gold is absorbed into granular activated carbon particles in the CIP circuit. Carbon particles loaded with gold are removed from the slurry by screening. The gold is stripped from the carbon particles, plated onto a cathode by electrowinning, and melted into doré bars for shipment to a refiner.

Summary of production and financial data

      The following table summarizes certain gold production, operating and financial information relating to the Hoyle Pond mine for the periods indicated. The results of operations for the nine months ended September 30, 2002, include the Company’s 49% share of third quarter results of operations from the Porcupine Joint Venture. All other historical data pertains to the Hoyle Pond mine.

	Nine Months	Nine Months	Years ended
	Ended	Ended
	September 30,	September 30,	December 31	December 31	December 31
	2002	2001	2001	2000	1999

Selected production and operating information:
Tonnes mined (000’s of tonnes) (100%)	6,076.7	484.3	635.8	790.8	774.6
Ore processed (000’s of tonnes) (100%)	1,311.9	316.3	443.9	460.6	419.1
Gold grade (gpt)	4.80	12.4	12.40	11.27	11.51
Average gold recovery (%)	90	88	88	84	88
Gold equivalent production	135,887	110,530	156,581	140,441	136,709
Number of employees	756	288	379	419	527

	Nine Months	Nine Months	Years ended
	Ended	Ended
	September 30,	September 30,	December 31	December 31	December 31
	2002	2001	2001	2000	1999

Selected financial information:
(in millions except unit costs)
Revenue	$43.7	$30.8	$41.7	$38.4	$38.2

Cost of production	25.8	20.7	28.5	29.4	28.7
Inventory change	0.8	1.0	(0.3)	—	—
Site restoration cost accruals	0.9	0.1	0.2	0.1	0.1
Depreciation, depletion and amortization	13.0	10.4	12.8	13.1	12.2
Care and maintenance	0.4	1.0	0.9	4.1	0.1
Exploration	1.3	—	0.3	—	—

	42.2	33.2	42.4	46.7	41.1

Net earnings (loss)	$1.5	$(2.4)	$(0.7)	$(8.3)	$(2.9)

Other financial information:
Capital expenditures	$5.0	$6.3	$7.9	$13.9	$18.6
Unit costs:
Total cash costs per gold equivalent ounce produced	190	187	182	209	210
Total cash costs per tonne milled	20	65	64	63	68
Total production cost per gold equivalent ounce	350	288	265	303	300

      Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading “Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to the Statements of Operations” on page A-5.

      Gold equivalent production in 2001 was 156,581 ounces compared to 140,441 ounces in 2000. In 2001, total cash costs were $182 per ounce of gold equivalent compared to $209 in 2000. Cash production costs were on plan during 2001, 14% lower than in 2000. This reduced spending combined with higher gold equivalent production due to a 10% increase in the grade of ore processed, resulted in lower per ounce total cash costs. Estimated gold equivalent production for 2002 is 145,000 ounces at total cash costs of approximately $193 per ounce.

      Capital expenditures at the Hoyle Pond operations in 2001 were $7.9 million compared to $13.8 million during 2000. The majority of capital expenditures for 2001 were required to further advance the 1060 ramp, underground development drilling and underground fleet replacements. Planned capital expenditures for 2002 are estimated to be $8.6 million.

      At the Dome mine underground mining is currently underway from the surface to a depth of 1,340 metres. The main production and service shaft is the No. 8 shaft which extends 1,650 metres in depth. In 2001, the proportion of underground ore provided by cut and fill mining was 4%, longhole mining provided 82% of the ore and development provided 14% of the ore.

      The Dome Open Pit is being mined in three stages. Development of the final stage commenced in the summer of 1998. Mining is conducted using conventional open pit mining methods. All mining is carried out on 9.1 metre benches. Pit wall inter-ramp angles vary but average 52 degrees. Haulage ramp gradients are set to 10%.

      Conventional open pit mining equipment is used. The mining fleet includes diesel powered drills, electric cable shovels, 136 tonne haulage trucks, front-end loaders, dozers and other support equipment.

      Ore estimations for the open pit include allowances for the presence of mined-out underground workings. Open pit mining costs reflect the specialized drilling, blasting and backfilling that is required to ensure that open pit mining can proceed safely through these underground workings. Overburden encountered in the upper portions of the open pit is stockpiled for use in reclamation. Rock dumps are contoured and re-vegetated on an ongoing basis as part of normal open pit operations.

      In 2001, the underground mine provided 2,116 tonnes per day and the open pit 9,180 tonnes per day. Open pit mineral reserves will be depleted in 2004. Stockpiled ore is expected to sustain mill operations until the year 2007.

      Gold is recovered using a combination of gravity concentration and cyanidation techniques. The flowsheet consists of primary crushing, secondary crushing, rod/ball mill grinding, gravity concentration, cyanide leaching, carbon-in-pulp gold recovery, stripping, electrowinning and refining. The current mill facilities process over 11,500 tonnes of ore per day.

Environmental and Site Restoration Costs

      In 2001, all activities at Kinross’ Timmins operations were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. Kinross estimates its site restoration costs at its Timmins operations to be $11.4 million of which $3.3 million has been accrued as a long term liability of Kinross. The balance will be accrued on a unit of production basis over proven and probable reserves. Kinross has posted surety bonds and letters of credit totalling $2.6 million for site restoration obligations with the provincial government.

      Work began at the Dome property as early as 1910. Prior to mining activity the setting of the camp was undisturbed Northern Ontario boreal forest. A formal closure plan for the properties has been filed with the government. It calls for restoration of the sites, both physically and chemically. Reclamation is ongoing; approximately 270 hectares of tailings and waste dumps has been reclaimed since the end of 1999.

      The Dome Watchful Eye (DWE) is the name given to a stakeholder group that has been formed to support Dome Mine’s Sustainability Policy. Community membership was solicited at a Town Hall meeting at the Whitney Arena in May 1999. The main goal of this relationship is to recognize and understand requirements, expectations and concerns of all parties. The group seeks to critically examine identified issues and work with mine management to develop strategies through consensus that meet the mutual needs of stakeholders, the community and the company throughout and beyond the mine life.

      The Dome Watchful Eye committee was bestowed the prestigious Award of Merit presented by the City of Timmins Mayor elect Jamie Lim for it’s commitment and dedication to our environment.

Kubaka Mine, Russian Federation

      Kinross indirectly owns a 54.7% interest in Omolon Gold Mining Company (“Omolon”), a Russian joint stock company. The joint stock company is operated under a contractual agreement whereby an indirect subsidiary of Kinross is the operator and manager. The major assets of the joint stock company are the Kubaka mine and the Birkachan exploration project located in far east Russia. The majority of Kinross’ ownership interest in the Kubaka mine was acquired as a result of the merger of a wholly owned subsidiary of Kinross with Kinam Gold Inc. (formerly Amax Gold Inc.) on June 1, 1998. The Kubaka mine employed approximately 460 people at December 31, 2001.

Property Description and Location

      The Kubaka open pit mine, infrastructure and mining concession covers approximately 897 hectares located 320 kilometres south of the Arctic Circle and 950 kilometres northeast of the major port city of Magadan. Omolon holds the license from the Russian government to operate the Kubaka Mine (the “Kubaka License”). The Kubaka License terminates in 2011, subject to extension of up to an additional two years, and limits the ownership of a foreign entity in Omolon to a maximum of 56%. The Kubaka License establishes certain production requirements for the Kubaka mine and requires the payment of a 3% royalty on the total value of the gold extracted. In 2001, the Kubaka mine was subject to total royalty and production based taxes of 11.8%. Kinross’ proportionate share of royalties and production based taxes were $5.3 million in 2001 compared to $7.0 million in 2000. In addition, a 5% export tariff existed at December 31, 2001. The 5% export tariff was cancelled in February 2002.

      The Birkachan exploration project covers approximately 515 hectares and is located 28 kilometres north of the Kubaka operations. Omolon holds the license from the Russian government to conduct exploration activities at Birkachan. Kinross is currently in discussions with various departments of the Russian government to obtain the necessary mining license to initiate mining at the Birkachan project.

      All requisite permits have been obtained for the mining and continued development of the Kubaka open pit mine and are in good standing. Kinross is in compliance with the Kubaka and Birkachan permits in all material respects.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

      Access to the Kubaka mine is by air from Magadan or by 700 kilometres of unpaved road and 380 kilometres on a winter ice road. The winter ice road is generally open from January until April and primarily used to ship the materials and supplies necessary for the next years’ production. The mine operates in Arctic conditions. Daylight sunlight varies from 4 to 20 hours per day. Temperatures range from below -50 Celsius to above 20 Celsius. Mean precipitation is approximately 40 centimeters annually.

      The area is described as mountainous with some rugged topography. The slopes have gentle concavity with a steepness of between 10 and 30 degrees. The site is situated in permafrost. The natural vegetation at the site consists of moss, low shrubs and small larch trees. In the valley bottom the ground surface is hummocky and grass covered. The elevation ranges from 500 to 1,000 meters.

      Water utilized in the mill for processing the ore is obtained from four sources: fresh water from a well 650 meters south of the mill complex, fresh water from the Dukat tailings dam immediately south of the mill, reclaimed water from the tailings dam facility, and waste water from the sewage treatment plant.

      Electrical power at Kubaka is generated at site with seven 3516 Caterpillar diesel generators, each producing 1500 kilowatts. Generally, four of the generators are utilized in the summer and five in the winter, providing power for the crusher and mill complex, office, and maintenance shop. Three G72M diesel generators, each producing 800 kilowatts, provide power for the man camp. Typically only one of these is utilized at any time, with two on standby.

History

      The Kubaka Deposit was discovered in 1979 during a geological survey conducted by the State Geological Exploratory Expedition. While conducting a group geological survey between 1983 and 1987, preliminary data on the parameters and morphology of the ore bodies and on the scales of mineralization was obtained. Between 1986 and 1992, the Central Ore Zone and Northern Ore Zones were explored in detail and confirmed the economic merit of developing the project.

      In 1987, a small open pit was operated with the ore being processed at the Karamken and Omsukchan processing plants. In 1992, an 80,000 tonne per year pilot process plant was constructed at the site and utilized a gravity / flotation process.

      In 1992, the comprehensive ore reserves of the Northern ore zones passed State approval of reserves and were transferred to the Evensk stock society for industrial development. Ore recovery began in 1993 with the ore processed at the Karamken Processing Plant.

      In 1992, Ore Reserves for the Kubaka Deposit were calculated and passed State approval on July 19, 1993. In 1993, bidding was opened for commercial development rights to the mineral resources of the Kubaka and Evenskoye deposits. Omolon, a joint stock organization including five Russian partners and Cyprus Amax won the bid and was issued the mining license for the Kubaka deposit.

      Construction of the mine and milling complex commenced in 1995 and was completed at a total capital cost of approximately $242 million. This amount includes certain financing costs, working capital and approximately $14 million in capitalized interest. Commercial production was achieved at Kubaka on June 1, 1997.

Geological Setting and Mineralization

      The Kubaka gold deposit is located in an area of highly weathered Paleozoic volcanic rocks resting on a Precambrian crystalline basement. The Kubaka ore deposit is an epithermal quartz-adularia vein system hosted by volcanic rocks and their sedimentary derivatives. Kubaka is older than, but otherwise very similar to, volcanic hosted epithermal gold deposits found in the North American Western Cordillera.

      The ore body was formed in the Devonian time period. It is located in a caldera represented by a crest like depression about 2.5 kilometres in width and 4.2 kilometres in length. The strata are complex and consist of sedimentary tuffs from the mid to late Devonian in age. Tuffs and sandy tuff units are the main traps for the gold mineralization. These are a few meters to tens of meters thick. The gold bearing fluids utilized the ignimbrites for conduits and are 40 to 60 meters thick.

      Commercial grade mineralization is found in three steeply dipping veins: North, Central, and Zokol. The Zokol is not economic due to technical and hydrological issues. The main Kubaka vein is steeply dipping and outcrops at the surface. The vein consists of massive to finely banded quartz. Gold and silver (electrum and other minerals) occurs in quartz. The gold to silver ratio is approximately one to one.

Exploration

      In 1999, Kinross began an extensive drilling program looking for alternative mill feed for the Kubaka operations beyond the then known mine life. In 2000, these activities identified the Birkachan project located 28 kilometres north of the Kubaka processing plant, 35 kilometres by winter road. Additional exploration drilling continued during 2001. Current plans for 2002 are to continue the exploration activities at Birkachan, and convert the current exploration license to a mining license. Kinross will focus its exploration activities to identify resources that can be quickly converted into reserves and provide mill feed for the Kubaka processing plant in 2003 or 2004.

Drilling, Sample and Analysis and Security of Samples

      The resource has been explored using reverse circulation and diamond core drilling, with the majority being diamond core drilling. The resource is drilled on 20-meter sections, and in areas of complex geology or high grade, is drilled on 10-meter sections. The majority of the diamond drill holes are drilled at right angles to the vein, typically dipping 70 to 75 degrees. All of the exploration and reverse circulation infill data is included in the geologic model.

      Sample recovery for all the sampling methods is high. Very little water has been encountered in both the diamond drilling and reverse circulation drilling.

      Samples are delivered to the assay department under direct control of the geology department. All information is checked and verified by the geological staff prior to entry into the geological database that is used to create the resource models.

      The local geologists and the technical services departments of Kinross have developed the geological models. The reconciliation of the Kubaka geology models with mining to date indicates a good geological representation of the deposit by the block model.

      Drill and other exploration samples collected for use for geological modeling and resource estimation have been under the direct supervision of the geological department and delivered to the assay laboratory under secure conditions. Ten to fifteen percent of all samples are resubmitted to the site laboratory as check samples. This includes all exploration, infill, and production samples. Also, check samples are sent to labs in U.S.A, Canada and Irkutsk.

Mineral Reserve and Resource Estimates

      The following table sets forth the proven and probable reserves for the Kubaka mine as at December 31, 2001 and 2000. Kinross’ ownership interest of these reserves is 54.7%.

	2001			2000

		Average	Gold		Average	Gold
	Tonnes	Grade	Content	Tonnes	Grade	Content

	(000’s)	(gpt)	(000’s oz)	(000’s)	(gpt)	(000’s oz)
Proven	1,119	9.81	353	1,433	10.90	501
Probable	448	19.93	287	910	15.70	459

Total	1,567	12.70	640	2,343	12.70	960

      The December 31, 2001 Kubaka reserves were calculated by Kinross in accordance with definitions and guidelines adopted by the CIM. The reserves were calculated under the supervision of V. Miller P.E. and B. Falletta P.E., both

Qualified Persons employed by Kinross with at least five years experience. The reserves were calculated using a gold price of $300 per ounce and a cut-off grade of 3.20 grams per tonne. Proven and probable reserves decreased by 320,000 ounces in 2001, of which 437,000 ounces were consumed by production and economic and engineering parameter changes added 117,000 ounces. Kinross estimates that mill recovery will be approximately 98%.

Mining and Milling Operations

      Kubaka is mined with conventional open pit mining methods. The reserves were mined from two open pits, the main pit and the west pit. The main pit was mined out in the third quarter of 2002, and the west pit, 200 meters to the west, was exhausted in the third quarter of 2002.

      Gold mineralization remains in the north high-wall and in the bottom of the main pit, along with a small developed underground mine, 600 meters to the north of the main pit. These are the North High Wall, Center Zone, and North Vein underground mining projects. Currently, final approval of mine plans is being sought for these projects. A portion of the existing open pit mining crew, along with new employees, will be trained or re-certified in underground mining practices.

      Mining of these underground reserves is scheduled to start in the first quarter 2003 and to continue through the end of fourth quarter 2003. They will be mined with conventional shrinkage and long-hole mining methods. The previous owners have completed some development in the North Vein and the North High Wall projects, while no development exists on the Center Zone. As the ore is brought to the surface, it will be rehandled with the open pit equipment and delivered to the crusher area for crushing and additional processing.

      These three underground mining areas have ore mining widths ranging from one meters to six meters and contain grades in excess of 10 grams per tonne.

      The processing facility at Kubaka is a standard CIP milling process. The mill processes ore on a 24 hour per day, 365 day per year schedule. The mill processed 2,436 tonnes per day during 2001. The stockpiled ore is loaded into and crushed in the jaw crusher and conveyed to a crushed ore stockpile. The crushed ore is reclaimed and ground in a semi-autogenous grinding mill followed by a ball mill. The ground ore is thickened, and then leached in a cyanidation circuit. The grind thickener overflow flows through a carbon column circuit to recover any gold leached in the grinding circuit. The cyanidation circuit has four stages of leaching, followed by a six stage CIP circuit. The loaded carbon from the carbon circuits is stripped of the gold and silver in a pressure stripping circuit. Gold and silver are then recovered in electrowinning cells and smelted to produce doré bullion.

Summary of production and financial data

      The following table summarizes certain gold production, operating and financial information relating to the Kubaka mine for the periods indicated.

	Nine Months	Nine Months	Years ended
	Ended	Ended
	September 30,	September 30,	December 31	December 31	December 31
	2002	2001	2001	2000	1999

Selected production and operating information:
Tonnes mined (000’s of tonnes) (100%)	6,027.2	7,518.0	9,938.9	11,510.9	9,470.8
Ore processed (000’s of tonnes) (100%)	635.6	666.0	889.3	856.8	797.7
Gold grade (gpt)	15.73	15.04	15.28	16.28	18.74
Average gold recovery (%)	98	98	98	98	98
Gold equivalent production	173,847	174,747	237,162	244,641	254,625
Number of employees	451	475	466	441	407
Selected financial information:
(in millions except unit costs)
Revenue	49.0	49.1	$71.3	$72.1	$75.6

Cost of production	23.5	24.9	33.1	34.0	36.4
Inventory change/other	(3.5)	(0.7)	0.9	(1.1)	(0.6)
Site restoration cost accruals	0.6	0.2	0.4	0.8	0.8
Depreciation, depletion and amortization	13.9	17.9	24.1	30.8	35.9
Mining property writedown	—	—	—	—	10.7
Interest expense	0.2	0.9	2.0	3.5	4.1
Exploration	1.1	1.8	2.1	2.3	1.8
Other		—	(0.4)	—

	35.8	45.0	62.6	69.9	89.1

Earnings (loss) before taxes	13.2	4.1	8.7	2.2	(13.5)
Income and mining taxes	4.4	2.7	4.3	4.1	2.9

Net earnings (loss)	8.8	1.4	$4.4	$(1.9)	$(16.4)

Other financial information:
Capital expenditures	0.1	0.4	$0.4	$0.1	$1.1
Unit costs:
Total cash costs per gold equivalent ounce produced	135	142	140	139	143
Total cash costs per tonne milled	37	37	39	39	46
Total production cost per gold equivalent ounce	230	243	243	268	287

      Total cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading “Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to the Statements of Operations” on page A-5.

      Gold equivalent produced represents the proportionate share related to Kinross’ ownership interest (54.7% in 2001 and 2000, 53% in 1999).

      Kinross’ share of gold equivalent production in 2001 was 237,162 ounces compared to 244,641 in 2000. In 2001, total cash costs were $140 per gold equivalent ounce compared to $139 in 2000. The Kubaka mine continues to perform exceptionally well, having achieved the lowest total cash costs per ounce of Kinross’ primary operations. Cash production costs were on plan during 2001, unchanged from 2000. Mill throughput increased by 4%, which helped to compensate for the 6% decrease in the grade of the ore processed. Estimated gold equivalent production for Kinross’ ownership interest in 2002 is 230,000 ounces at total cash costs of approximately $130 per ounce.

      Kinross’ share of capital expenditures at the Kubaka operations in 2001 was $0.4 million compared to $0.3 million during 2000. The majority of capital expenditures for 2001 were required to extend the gravel runway at the mine airstrip and to purchase one additional diamond drill for exploration activities at the nearby Birkachan exploration project. Kinross’ share of planned capital expenditures for 2002 are estimated to be $1.5 million.

Environmental and Site Restoration Costs

      In 2001, all activities at the Kubaka operations were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. Kinross estimates its share of site restoration costs at the Kubaka operations to be $3.2 million of which $3.1 million has been accrued as a long-term liability of Kinross.

E-Crete Project, Arizona

      Kinross indirectly owns a 88.2% interest in E-Crete, LLC, an Arizona limited liability company, which owns and operates a manufacturing facility for autoclaved aerated concrete (“AAC”). E-Crete’s main office is located in Scottsdale, Arizona and its manufacturing facility is located in Casa Grande, Arizona, approximately 70 kilometres southeast of Phoenix, Arizona.

      AAC is a lightweight, high-strength, masonry building material produced from high-silica mine tailings, cement, lime, gypsum, water and aluminum powder. AAC was originally invented for wall and lintel construction, and has since found widespread acceptance among construction professionals for commercial, industrial, and residential load-bearing applications. AAC has excellent thermal insulation, acoustic absorption, and fire-resistant properties, which have created a demand for its use in non-load-bearing applications, such as sound barrier walls, firewalls, and fencing.

      Construction of the AAC plant was completed at a total cost of approximately $9.0 million. This amount includes approximately $0.3 million in capitalized interest. The plant is a 50,000 square foot steel building which houses AAC manufacturing equipment designed to produce 350 cubic meters of AAC per day. Kinross has guaranteed a land lease for 20 acres, on which the facility is built. The agreements expire in March 2023 and may be extended for four consecutive five-year periods. Kinross has guaranteed project-financing debt of $3.9 million.

      Activities in 2001 were primarily marketing, engineering and startup manufacturing. There were no significant sales during 2001.

RISK FACTORS

      The operations of Kinross are speculative due to the high risk nature of its business which is the operation, exploration and development of mineral properties.

Nature of Mineral Exploration and Mining

      The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a gold-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

      The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which Kinross has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While Kinross may obtain insurance against certain risks, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

      Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Environmental Risks

      Kinross’ mining and processing operations and exploration activities in Canada, the United States, Russia, Chile, Australia and Zimbabwe and other countries are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Kinross’ mine development and operating costs. For further information, please see the discussion under “Environmental Regulations”, “Material Properties — Fort Knox Mine and Area, Alaska — Environmental and Site Restoration Costs”; “Material Properties — The Kinross/Placer Dome Joint Venture — Environmental and Site Restoration Costs”; and “Material Properties — Kubaka Mine — Russian Federation — Environmental and Site Restoration Costs”.

      In all jurisdictions, permits from various governmental authorities are necessary in order to engage in mining operations. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan and to pay for the reclamation of the mine site upon the completion of mining activities. Kinross estimates its share of reclamation closure obligations at $72.9 million based on information currently available. As at December 31, 2001, Kinross has accrued $55.6 million of this liability. Kinross will continue to accrue this liability on a unit-of-production basis over the remaining reserves. In addition, Kinross plans reclamation spending of approximately $12.6 million in 2002 as part of its aggressive plan to get as many closure projects as possible to post closure monitoring by the end of 2004.

      Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Kinross’ ownership of a property. To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fund fully the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on Kinross.

Reserve Estimates

      The figures for reserves presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require Kinross to take a writedown of the asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

      Proven and probable reserves at Kinross’ mines and development projects were calculated based upon a gold price of $300 per ounce of gold. Recently, gold prices have been significantly below these levels. Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could reduce materially Kinross’ reserves. Should such reductions occur, material write downs of Kinross’ investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow.

      The amount of proven and probable gold does not necessarily represent an estimate of a fair market value of the evaluated properties.

      There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

Operations Outside of North America

      Kinross has mining operations in Russia, Chile and Zimbabwe and is conducting certain of its exploration and development activities in Russia, Zimbabwe and Australia. There is no assurance that future political and economic conditions in these countries will not result in these governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, gold sales, environmental protection, labour relations, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties for which it has obtained exploration, development and operating rights to date. The possibility that a future government of these countries may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

      In 2001, Kinross recorded a writedown of $11.8 million relating to the Blanket mine due to Kinross’ inability to manage this operation because of political turmoil creating extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and civil unrest.

      Kinross is subject to the considerations and risks of operating in Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments.

      Russian laws, licenses and permits have been in a state of change and new laws may be given a retroactive effect. It is also not unusual in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations. In addition, Russian tax legislation is subject to varying interpretations and constant change. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of Kinross’ Russian operations may not coincide with that of management. As a result, transactions may be challenged by tax authorities and Kinross’ Russian operations may be assessed additional taxes, penalties and interest, which could be significant. The periods remain open to review by the tax authorities for three years.

      Of particular significance in Russia is the right of Russian authorities to purchase gold produced from Omolon, with payment 50% in U.S. dollars and 50% in Russian rubles at then current London gold prices. Under the terms of the Omolon purchase and sale agreement, all doré must be initially offered to Gokhran Russia (“Gokhran”), an entity responsible for precious metals and precious stones established by the Ministry of Finance of the Russian Federation. Payment for doré purchased by Gokhran has historically been made in Russian rubles (50%) and U.S. dollars (50%) but most recently was paid 100% in rubles and Gokhran has indicated that it has no intention of paying U.S. dollars henceforth. The doré that Gokhran does not elect to purchase may be sold domestically to licensed purchasers or exported by Omolon. During 2000, the Central Bank of Russia required that Omolon, under a grandfathered clause, repatriate back to Russia 50% of export receipts and convert them into Russian rubles. During the year ending December 31, 2001, Omolon sold all of its gold domestically for Russian rubles.

      Kinross currently has political risk insurance coverage from the United States Overseas Private Investment Corporation and Multilateral Investment Guarantee Agency covering a portion of its investment in Omolon. However, there is no guarantee that Kinross will continue to qualify for such insurance.

      In addition, the economies of the countries of Russia, Chile or Zimbabwe differ significantly from the economies of Canada and the United States. Growth rates, inflation rates and interest rates of developing nations have been and are expected to be more volatile than those of western industrial countries.

Licenses and Permits

      The operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Gold Prices

      The profitability of any gold mining operations in which Kinross has an interest will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.

History of Losses

      Kinross had net losses of $36.4 million, $125.4 million and $243.9 million for 2001, 2000 and 1999, respectively. Kinross’ ability to operate profitably in the future will depend on the success of its three principal mining interests, Fort Knox, Kubaka and the Porcupine Joint Venture, and on the price of gold. There can be no assurance that Kinross will be profitable.

Title to Properties

      The validity of mining claims which constitute most of Kinross’ property holdings in Canada, the United States, Chile, Zimbabwe, Australia and Russia may, in certain cases, be uncertain and is subject to being contested. Kinross’ titles, particularly title to undeveloped properties, may be defective.

      Certain of Kinross’ United States mineral rights consist of unpatented lode mining claims. Unpatented mining claims may be located on U.S. federal public lands open to appropriation, and may be either lode claims or placer claims depending upon the nature of the deposit within the claim. In addition, unpatented mill site claims, which may be used for processing operations or other activities ancillary to mining operations, may be located on federal public lands that are non-mineral in character. Unpatented mining claims and mill sites are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government of the United States. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of U.S. federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States, which governs mining claims and related activities on U.S. federal public lands, includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit).

Competition

      The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross, in the search for and the acquisition of attractive mineral properties. The ability of Kinross to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Kinross will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

Insurance/Surety

      Kinross seeks to obtain bonding and other insurance in respect of its liability for costs associated with the reclamation of mine, mill and other sites used in its operations and against other environmental liabilities, including liabilities imposed by statute. Due to recent developments which have affected the insurance and bonding markets worldwide, such bonding and/or insurance may be difficult or impossible to obtain in the future or may only be available at significant additional cost. In the event that such bonding and/or insurance cannot be obtained by Kinross or is obtainable only at significant additional cost, Kinross may become subject to financial liabilities which may affect its financial resources.

Currency Risk

      Currency fluctuations may affect the revenues which Kinross will realize from its operations as gold is sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Russian rubles, Chilean pesos and also in Zimbabwean dollars. While the Russian ruble, Chilean peso and the Zimbabwean dollar are currently convertible into Canadian and United States dollars, there is no guarantee that they will continue to be so convertible.

Joint Ventures

      The Kubaka mine is currently and the Hoyle Pond, Pamour and Dome Mines will be operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint ventures. In addition, Kinross may be unable to exert influence over strategic decisions made in respect of such properties. See “Material Properties — The Kinross/Placer Dome Joint Venture” and “Material Properties — Kubaka Mine, Russian Federation”.

Royalties

      Kinross’ mining properties are subject to various royalty and land payment agreements. Failure by Kinross to meet its payment obligations under these agreements could result in the loss of related property interests. However, the royalty and land payment obligations to which Kinross’ properties are subject are not material except for its Kubaka property. In 2001, the Kubaka mine was subject to total royalty and production based taxes of 11.8%. See “Material Properties Kubaka Mine, Russian Federation — Property Description and Land Location”.

Hedging

      Kinross has historically reduced its exposure to gold and silver price fluctuations by engaging in hedging activities. There can be no assurance that Kinross will continue the hedging techniques successfully used, or any other hedging techniques, or that, if they are continued, Kinross will be able to achieve in the future realized prices for gold produced in excess of average London market prices as a result of its hedging activities.

EXECUTIVE COMPENSATION

      The following table (presented in accordance with Form 40 of the Regulation (the “Regulation”)) made under the Securities Act (Ontario) sets forth all annual and long-term compensation for services in all capacities to Kinross and its subsidiaries for the fiscal year ended December 31, 2001 (to the extent required by the Regulation) in respect of each of the individuals who were, at December 31, 2001, the Chief Executive Officer and the four senior executive officers, whose total salary exceeded $100,000 (the “Named Executive Officers”).

Summary Compensation Table

	Annual				Long Term Compensation		All Other
							Compensation
Name and Principal Position(1)	Year	Salary	Bonus		Common Share	Restricted
		$	$		Options	Share Rights
					Granted	Granted
					#	#

Robert M. Buchan	2001	387,360	64,560	(2)	200,000	—	52,534
Chairman and CEO	2000	403,932	—		1,000,000	—	79,183
(now President and CEO)	1999	403,850	146,194	(3)	500,000	—	95,109

Arthur H. Ditto	2001	228,421	32,900		125,000	—	23,398
President and COO	2000	232,183	—		435,000	—	43,380
(now Vice-Chairman)	1999	232,164	92,160		250,000	—	44,457

John W. Ivany	2001	193,680	64,560		80,000	—	22,055
Exec. Vice President	2000	185,135	—		280,000	—	21,933
	1999	185,098	57,212		250,000	—	20,584

Scott A. Caldwell	2001	172,892	63,527		80,000	—	35,341	(4)
Senior Vice-President	2000	175,037	26,929		100,000	72,000	17,371
Mining Operations	1999	175,002	40,385		250,000	—	25,638
(now Executive Vice-President and COO)

Brian W. Penny	2001	159,592	47,904		70,000	—	30,613	(4)
Vice President Finance	2000	161,573	16,830		110,000	28,000	13,775
and CFO	1999	161,540	29,616		100,000	—	15,186

(1)	Compensation, which is paid in Canadian dollars, is reported in the financial statements in U.S. dollars. The rates of exchange used to convert Canadian dollars to United States dollars are: 1999 — 1.4857, 2000 — 1.4854, 2001 — 1.5489

(2)	Paid in January 2002.

(3)	This amount represents bonus for 1999 of which $63,943 was paid in 1999 and $82,251 was paid in 2000.

(4)	Included in all other compensation is the value of the common stock received under the restricted share rights granted in 2000.

     For the period January 1 to December 31, 2001, the five senior executives of Kinross received salaries, bonuses and other compensation totalling $1,579,337 in respect of services rendered to Kinross and its subsidiaries.

Option Grants in Last Fiscal Year

      The following table (presented in accordance with Form 40 of the Regulation) sets forth stock options granted under Kinross’ Stock Option Plan during the fiscal year ended December 31, 2001 to each of the Named Executive Officers.

      In the case of Messrs. Buchan and Ditto, the options become exercisable as to 33 1/3% on each of the first, second and third anniversary of the date of grant. In the case of Messrs. Ivany, Caldwell and Penny the options become exercisable as to 50% on each of the first and second anniversary of the date of grant. The exercise price of the option is the market value (as defined in Kinross’ Share Incentive Plan) of the Common Shares on the date of grant.

Option Grants in Last Fiscal Year

		% of Options	Average	Market Value	Date of
		Granted During	Exercise Price	on Grant	Expiry
Name	Number	Last Fiscal Year	(Cdn. $/Share)	(Cdn. $/Share)	D/M/Y

Robert M. Buchan	200,000	14.03%	1.53	1.53	20/09/06

Arthur H. Ditto	125,000	8.77%	1.53	1.53	20/09/06

John W. Ivany	80,000	5.61%	1.53	1.53	20/09/06

Scott A. Caldwell	80,000	5.61%	1.53	1.53	20/09/06

Brian W. Penny	70,000	4.91%	1.53	1.53	20/09/06

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

      The following table (presented in accordance with Form 40 of the Regulation) sets forth details of exercised stock options during the fiscal year ended December 31, 2001 by each of the Named Executive Officers and the fiscal year end value of unexercised options on an aggregate basis.

Aggregated Option Exercises in Last Fiscal Year and

Fiscal Year End Option Values

	Common			Value of Unexercised
	Shares	Aggregate	Unexercised at	In-the-Money Options at
	Acquired on	Value	Fiscal Year-End	Fiscal Year-End (Cdn$)(2)
Name	Exercise	Realized ($)(1)	Exercisable/Unexercisable	Exercisable/Unexercisable

Robert M. Buchan	—	—	2,583,333/366,667	90,000/0

Arthur H. Ditto	—	—	1,151,666/208,334	39,150/0

John W. Ivany	—	—	646,666/163,334	25,200/0

Scott A. Caldwell	—	—	466,666/163,334	9,000/0

Brian W. Penny	—	—	376,667/103,333	9,900/0

(1)	Calculated using the closing price for a board lot of Common Shares on the TSE.

(2)	Value of unexercised-in-the-money options calculated using the closing price of Cdn. $1.19 of the Common Shares of Kinross on the TSE on December 31, 2001, less the exercise price of in-the-money stock options.

Pension Plans

Canada

      In 1997, Kinross established a deferred profit sharing plan and a registered retirement savings plan covering all of the Canadian non-unionized employees. The deferred profit sharing plan provides for basic contributions by Kinross (which cannot be less than 4% of the member’s compensation). In addition, there is an annual profit sharing contribution based on Kinross’ financial performance. Kinross contributed an aggregate of $62,721 to the deferred profit sharing plan on behalf of the Named Executive Officers during the year ended December 31, 2001.

      The registered retirement savings plan is available to all non-unionized Canadian employees and allows for the minimum contribution of Cdn. $60 per month with Kinross matching 100% of this amount with any additional contributions being matched by 50% up to a maximum of Cdn. $30. Kinross contributed $2,788 to the registered retirement savings plan on behalf of each of Messrs. Buchan, Caldwell, Ivany and Penny during the year ended December 31, 2001.

United States

      Kinross’ subsidiary, Kinross Gold U.S.A., Inc., has various pension plans in which one executive officer is eligible to participate. Kinross is required to make certain contributions to the pension plans on behalf of Arthur H. Ditto.

      Employees are allowed to make contributions to the 401(k) Savings Plan from salary deductions each year subject to certain limitations. Kinross has in past years made matching contributions of 50% of each employee’s contributions, but subject to a maximum contribution of 3% of the employee’s annual compensation. Employees are always fully vested in their own salary deferral contributions and become fully vested (in 33 1/3% increments) in any contribution by Kinross after three years. Participants are allowed to direct the investment of their account within a group of designated investment funds. Kinross contributed $4,576 to the 401(k) Savings Plan on behalf of Arthur H. Ditto during the year ended December 31, 2001.

      Kinross established a defined contribution money purchase plan (the “Money Purchase Plan”) in which substantially all of the employees in the United States participate. The Money Purchase Plan is funded entirely by Kinross. Kinross contributes 5% of the employees’ annual wages to this plan. Kinross is required to make contributions to this plan such that no unfunded pension benefit obligations exist. Participants are allowed to direct the investment of the pension plan account balances. Kinross contributed $8,676 to the Money Purchase Plan on behalf of Arthur H. Ditto during the year ended December 31, 2001.

Employment Contracts

      Kinross has entered into a severance agreement with each of the Named Executive Officers. Each of the severance agreements provides for a severance payment equal to two (in the case of Messrs. Ivany, Caldwell and Penny) or 2.5 (in the case of Messrs. Buchan and Ditto) multiplied by the sum of the Named Executive Officer’s annual compensation (annual base salary) and target bonus. In the case of Messrs. Buchan and Ditto, the severance payment is paid to the Named Executive Officer following a change of control of Kinross, at the option of the Named Executive Officer. In the case of Messrs. Ivany, Caldwell and Penny, the severance is paid to the Named Executive Officer if a triggering event occurs following a change of control. A triggering event includes: (i) an adverse change in the employment terms of the executive; (ii) a diminution of the title of the executive; (iii) a change in the person to whom the executive reports (subject to certain exceptions); and (iv) a change in the location at which the executive is required to work (subject to certain exceptions). The severance amount is payable at the option of Messrs. Ivany, Caldwell and Penny provided the exercise of such option occurs within 18 months following the change of control and within six months of the triggering event.

      Other than as described above, Kinross (and its subsidiaries) have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with Kinross (and its subsidiaries), from a change of control of Kinross (and its subsidiaries) or a change in the Named Executive Officers’ responsibilities following a change of control.

Directors and Officers’ Insurance

      Kinross has purchased an insurance policy which covers actions against its directors and officers. The policy covers judgements and defence costs of up to $25,000,000 per lawsuit, with a maximum coverage of $25,000,000 per year. The total premium paid for this policy for the period June 1, 2001 to February 1, 2003 was $210,000.

Indebtedness of Directors/ Executive Officers under the Stock Option Plan

      Kinross has provided financial assistance to directors/ employees in the past in connection with the Stock Option Plan. Certain executive officers of Kinross have received assistance in the form of loans for a term of ten years (of which the first five years are interest-free) for repayment of which they have provided or undertaken to provide security to Kinross by way of a charge on all securities purchased pursuant to Kinross’ Stock Option Plan with such financial assistance. In 2001, Kinross amended the Stock Option Plan by removing the loan provision to directors/ employees.

      The following table (presented in accordance with Form 30 of the Regulation) sets forth the indebtedness to, or guaranteed or supported by, Kinross or any of its subsidiaries, of each director, executive officer, senior officer, proposed nominee for election as a director and each associate of any such director, officer or proposed nominee in respect of Kinross’ Stock Option Plan.

Indebtedness of Directors/ Executive Officers

under the Stock Option Plan

		Largest Amount	Amount	Fiscally Assisted
	Involvement	Outstanding	Outstanding as at	Securities	Security for
	of the	During the Year	July 8, 2002	Purchased	Indebtedness
Name and Principal Position	Corporation	(Cdn. $)	(Cdn. $)	During the Year	(No. of Shares)

Gordon A. McCreary Vice President, Investor Relations and Corporate Development	Lender	35,000	0	25,000	25,000

Shelley M. Riley Corporate Secretary	Lender	29,500	0	23,567	23,567

Compensation of Directors

      Each director who is not a salaried employee of Kinross or any of its subsidiaries is paid Cdn.$15,000 per annum for his services as a director. Directors are also paid a fee of Cdn.$1,250 for attendance at meetings of the Board of Directors of Kinross. The remuneration provided above is paid quarterly in arrears. In addition, such directors are entitled to the reimbursement of their expenses. Additionally, members of the Audit, Compensation, Corporate Governance and Environmental Committees receive a fee of Cdn.$1,250 per meeting and the Chairman of each of these committees receives Cdn.$2,000 for acting in this capacity.

      Each director who is not a salaried employee of Kinross also receives an initial grant of stock options pursuant to the Stock Option Plan upon joining the board, the number of such options being determined by the Board of Directors of Kinross.

      In the year ended December 31, 2001, the following options were granted to the non-executive directors of Kinross pursuant to Kinross’ Stock Option Plan:

				Market Value of
		Company Shares		Securities Underlying
	Date of Grant	Under Options	Exercise Price	Options on Date of	Expiration
Name	D/M/Y	Granted	(Cdn.$/Share)	Grant (Cdn.$/Share)	D/M/Y

John A. Keyes	07/11/01	100,000	1.35	1.35	07/11/06

Cameron A. Mingay	12/01/01	100,000	0.81	0.81	12/01/06

Activities of the Compensation Committee

      The Compensation Committee members are Messrs. Huxley (Chairman), Brough and Oliver, all of whom are unrelated directors, as defined in the corporate governance guidelines of the TSE (the “TSE Guidelines”). In carrying out its mandate, the Compensation Committee met twice during the year ended December 31, 2001, on November 8 and December 13. In addition to the activities reported below, the Compensation Committee developed a written charter for the Compensation Committee and recommended the adoption of its charter to the Board of Directors.

Report on Executive Compensation

Executive Compensation Program

      During the year ended December 31, 2001, the Compensation Committee received a report from the Vice President, Human Resources on the compensation review process which had been undertaken. The executive compensation program of Kinross is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. Base salaries are set at levels which are competitive with the base salaries paid by similar corporations within the mining industry. Compensation is directly tied to corporate and individual performance. Bonuses are directly tied to the performance of Kinross. Share ownership opportunities are provided as an incentive to align the interests of senior officers with the longer term interests of shareholders and to reward past performance.

      Compensation for Named Executive Officers, as well as for the senior officers as a whole, consists of a base salary, bonus, stock options and restricted share rights.

Base Salary

      Corporate office base salaries are established at a competitive level. The level of base salary for each senior officer of Kinross is determined by the level of responsibility and the importance of the position to Kinross.

      The Chairman and Chief Executive Officer presents salary recommendations to the Compensation Committee with respect to the senior officers of Kinross. The Compensation Committee’s recommendations for the base salaries for the senior officers are then submitted for approval by the Board of Directors of Kinross.

Chairman and Chief Executive Officer Compensation

      The Chairman of the Compensation Committee presents recommendations to the Compensation Committee with respect to the Chairman and Chief Executive Officer. In setting the Chairman and Chief Executive Officer’s salary, the Compensation Committee reviews salaries paid to other senior officers in Kinross, salaries paid to other chief executive officers in the industry and the Chairman and Chief Executive Officer’s impact on the achievement of Kinross’ objectives for the previous financial year. The Compensation Committee’s recommendation for the base salary for the Chairman and Chief Executive Officer is submitted for approval to the Board of Directors.

Bonus

      The Chairman and Chief Executive Officer of Kinross presents recommendations to the Compensation Committee with respect to the senior officers of Kinross. The Compensation Committee then determines bonuses for the senior officers and reports the amounts to the Board of Directors of Kinross. During the year ended December 31, 2001, the Compensation Committee made recommendations to the Vice President, Human Resources for the implementation of a more structured approach to year-end bonus determination and suggested a framework to be developed by management.

Options

      The Stock Option Plan of Kinross is administered by the Compensation Committee and forms part of Kinross’ Share Incentive Plan, which consists of the Stock Option Plan and the Share Purchase Plan. The Stock Option Plan is designed to give each holder of an option an interest in preserving and maximizing shareholder value in the longer term, to enable Kinross to attract and retain individuals with experience and ability and to reward individuals for current and future performance. The Compensation Committee considers option grants when reviewing key employee compensation packages. Any grant recommendations made by the Compensation Committee requires approval by the Board of Directors of Kinross. In determining the number of options to be granted, the Compensation Committee gives consideration to an individual’s present and potential contribution to the success of Kinross.

      The number of options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder and regulatory approval. The exercise price per share is not less than the closing price of the Common Shares on the TSE on the trading day preceding the day on which the option is granted. The options are for a term of five years and have various vesting periods.

      The maximum number of Common Shares issuable under the Stock Option Plan is currently set at 12,500,000 in the aggregate, representing 61% of the total Common Shares allocated to Kinross’ Share Incentive Plan. The maximum number of Common Shares reserved for issue to any one person under the Stock Option Plan is limited to 5% of the outstanding number of Common Shares from time to time.

      The initial grant of options to directors, officers and employees of Kinross and options granted by and inherited from Kinross’ predecessor companies were ratified by the full Board of Directors of Kinross. All subsequent grants were reviewed by the Compensation Committee and recommended to and approved by the Board of Directors of Kinross.

Share Purchase Plan

      The Share Purchase Plan of Kinross is administered by the Compensation Committee and forms part of Kinross’ Share Incentive Plan. The Share Purchase Plan is designed to advance the interests of Kinross through the motivation, attraction and retention of employees of Kinross and to secure for Kinross and its shareholders the benefits inherent in the ownership of Common Shares by employees of Kinross.

      Employees, including officers, of Kinross are entitled to contribute up to 10% of their annual basic salary to the Share Purchase Plan. Kinross matches the participant’s contribution on a quarterly basis and each participant is then issued Common Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and by Kinross.

      The purchase price per share is the weighted average trading price or the average of the high and low board lot trading prices of the Common Shares on the TSE, for participants resident in Canada, or the American Stock Exchange, for participants resident in the United States, for the five consecutive trading day period prior to the end of the calendar quarter in respect of which the Common Shares are issued. The maximum number of Common Shares issuable under the Share Purchase Plan is currently set at 8,000,000 Common Shares in the aggregate, representing 39% of the total number of Common Shares allocated to Kinross’ Share Incentive Plan.

Restricted Share Rights

      The Restricted Share Plan of Kinross is administrated by the Compensation Committee. The purpose of the Restricted Share Plan is to advance the interests of Kinross through the motivation, attraction and retention of employees, directors and consultants of Kinross and to secure for Kinross and its shareholders the benefits inherent in the ownership of Common Shares by key employees, directors and consultants of Kinross. Restricted share rights (“Restricted Share Rights”) may be granted by the Compensation Committee to employees, officers, directors and consultants of Kinross as a discretionary payment in consideration of past services to Kinross. In determining the eligibility of participants to the Restricted Share Plan, the Compensation Committee considers the present and potential contributions and the services rendered by each particular participant to the success of Kinross.

      A Restricted Share Right is exercisable into one Common Share for a certain period of time in accordance with the terms of the Restricted Share Plan. The maximum number of Common Shares issuable under the Restricted Share Plan is currently set at 1,000,000. The maximum number of Common Shares issuable to insiders pursuant to the Restricted Share Plan, within a one-year period, is limited to 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to any one insider and such insider’s associates pursuant to the Restricted Share Plan, within a one-year period, is limited to 5% of the total number of Common Shares then outstanding. The maximum number of Common Shares reserved for issue to any one person under the Restricted Share Plan is limited to 5% of the number of Common Shares outstanding from time to time.

      The grant of a Restricted Share Right is evidenced by a Restricted Share Rights agreement between a participant and Kinross which is subject to the Restricted Share Plan and may be subject to other terms and conditions that are not inconsistent with the Restricted Share Plan and which the Compensation Committee deems appropriate.

      The foregoing report dated March 22, 2002 has been furnished by the Chairman of Compensation Committee on the Committee’s behalf.

      (Signed) John M.H. Huxley

LEGAL PROCEEDINGS

Omolon Litigation

      Kinross conducts business in Russia through its subsidiary, Omolon, which is owned 45.3% by Russian shareholders. Two Russian shareholders and the Magadan Administration on behalf of a third Russian shareholder (who together hold 38.1% of the outstanding equity of Omolon) have separately instituted legal proceedings against Omolon asserting that the original issuance of shares was flawed, due to a failure to follow certain registration procedures required under Russian law, and that the original share issuance was therefore null and void. Those shareholders are claiming the ruble equivalent of approximately $67.0 million to cover their original investments plus compounded interest. On September 4, 2002, one of the Russian shareholders of Omolon who brought a lawsuit against Omolon obtained an order from a court in the Magadan region of the Russian Federation to arrest Omolon’s gold inventory at the Kubaka mine as well as existing funds in certain of Omolon’s bank accounts in the total amount of the ruble equivalent of approximately $47 million pending resolution of that shareholder’s dispute with Omolon. In response to these actions, Omolon has filed various motions and appeals against the court’s order and is vigorously pursuing all available legal remedies. On October 14, 2002, the court ruled that the amount of the assets covered by the arrest order should be lowered to the ruble equivalent of approximately $22.3 million. Subsequently, on October 16 and October 21, 2002, Omolon’s accounts in four banks and Omolon’s gold inventory were released from the arrest order. As of today, all gold inventory of Omolon has been released from arrest. On October 17, 2002, Omolon filed a cassation appeal arguing that the original arrest order issued by the court should be set aside and the arrest on the remaining funds of Omolon should also be lifted. The cassation appeal should be heard by a higher court in the Khabarovsk region within thirty days after the case has been transferred from the court in the Magadan region to the court in the Khabarovsk region, and, as of today’s date, no hearing date has been scheduled.

      Additionally, on October 9, 2002, with the active mediation of the Ministry of Finance of the Russian Federation and Vnesheconombank, a state-owned bank, acting as the Russian Federal government’s agent with respect to certain loans provided to the Magadan Administration in 1992-1993 for development of Russia’s gold-mining industry, Omolon reached an agreement in principle with the Magadan Administration representing itself and a majority, by vote, of the Russian shareholders of Omolon. Under the agreement in principle, Omolon has agreed to redeem the outstanding shares currently held by all the Russian shareholders for the ruble equivalent of $45.4 million and the Magadan Administration has agreed to ensure that all of these shares are tendered. On October 21, 2002, the parties executed an additional written agreement in principle reflecting their understanding with respect to the mechanics of the redemption of the shares and settlement of the pending lawsuits. While the enforceability under Russian law of agreements in principle is uncertain, the implementation of both the October 9 and the October 21 agreements in principle has already begun. For example, on October 25, 2002, the shareholders of Omolon approved redemption of 45.3% of its shares held by certain of its shareholders, (this number represents the percentage of the outstanding shares of Omolon currently held by its Russian shareholders). As of November 21, 2002, four out of five Russian shareholders of Omolon (holding, in the aggregate, approximately 44% of Omolon’s shares), have notified Omolon that they will tender their respective shares to Omolon in accordance with the terms of the decision adopted at the shareholders’ meeting.

      It is expected that the entire transaction should be completed by the end of December 2002. The consent of each of TVX and Echo Bay for this transaction has been obtained by Kinross as required by the combination agreement. Following completion of the implementation of the agreements in principle, Kinross expects that all pending lawsuits commenced by two Russian shareholders and the Magadan Administration on behalf of a third Russian shareholder will be terminated.

      After completion of the transaction, assuming that the Russian shareholders tender their shares and share purchase agreements are executed, Omolon will become a 100%-owned Kinross subsidiary. Funds to complete this transaction will be paid out of Omolon’s cash on hand. Kinross has been advised by its counsel that Omolon has good defences available to it and believes that it is possible that Omolon will ultimately prevail in the pending lawsuits. However, the interpretation and application of the laws of the Russian Federation may be subject to policy changes reflecting domestic political changes or other considerations. Moreover, because of the developing nature of the Russian legal system and the fact that the interpretation and application of many laws are untested, it is difficult to predict with certainty how they may be interpreted and applied in a particular case. Additionally, since under Russian law it is uncertain whether the agreements in principle will be enforceable in a court of law, there can be no assurances that the transactions contemplated by the agreement in principle will ultimately be carried out by the parties. As a consequence, other or additional penalties or remedies may be imposed. These remedies may, in addition to imposing financial obligations, otherwise adversely affect the operations or status of Omolon, including a possible order that none of the issued shares of Omolon are valid.

Chilean Arbitration

      On September 19, 2002, Kinross and Bema, each 50% owners of CMM, announced that CMM has received full payment of an award settlement of approximately $24 million from Fluor. Such payment followed a binding arbitration ruling in favour of CMM announced in May 2002 in connection with formal arbitration proceedings initiated by CMM against Fluor in 1999, to recover damages related to numerous design and construction failures at the Refugio mine located in Northern Chile. See “Recent Developments.”

Derivative Action

      In October 1996, an alleged shareholder derivative action was filed in the Court of Chancery of Delaware on behalf of a stockholder of Kinross, entitled Harry Lewis v. Milton H. Ward, et al., C.A. No. 15255-NC, against Cyprus Amax, the directors of Kinross and Kinross as a nominal defendant. The complaint alleges, among other things, that the defendants engaged in self-dealing in connection with Kinross’ entry in March 1996 into a demand loan facility provided by Cyprus Amax. The complaint seeks, among other things, a declaration that the demand loan facility is not entirely fair to Kinross and damages in an unspecified amount. Kinross believes that the complaint is without merit and intends to defend the matter vigorously.

CERCLA Liability

      In March 1994, the U.S. Forest Service notified Kinross that it considers Kinross to be a Potentially Responsible Party (“PRP”) under CERCLA, jointly and severally liable with other PRP’s for damages attributable to alleged releases of hazardous substances from the Siskon Mine, located in the Klamath National Forest in Siskiyou County, California. Kinross conducted a limited exploration drilling program in the summer of 1991 on property at the Siskon mine site which Kinross believes is not involved in the alleged releases. Based on facts currently known to management, Kinross does not anticipate that this matter will have a material effect on Kinross’ financial condition or results of operations.

Class Action

      Kinross has been named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. The complaint names as defendants Kinross Gold Corporation, its subsidiary, Kinross Gold U.S.A., Inc., its subsidiary Kinam Gold Inc., and Robert M. Buchan. The complaint is brought on behalf of two potential classes, those that tendered their Kinam preferred stock into the tender offer for the Kinam $3.75 Series B Preferred Stock recently completed by Kinross Gold U.S.A. and those that did not. Plaintiffs argue, among other things, that amounts historically advanced by Kinross to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam preferred stock from institutional investors in July 2001 was a constructive redemption of the preferred, an impermissible amendment to the conversion rights of the preferred, or constituted the commencement of a tender offer, that Kinross and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam preferred, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam preferred. The complaint alleges breach of contract based on the governing provisions of the Kinam preferred, breach of fiduciary duties, violations of the “best price” rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules, violations of Section 10(b) and 14(e) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) thereunder, common law fraud based on the acts taken and information provided in connection with the tender offer, violation of Nevada’s anti-racketeering law, and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. The complaint seeks damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam preferred or, in the alternative, the issuance of 26.875 to 80.625 shares of Kinross common stock for each share of Kinam preferred. It also seeks triple damages under Nevada statutes. The parties have exchanged initial disclosures, but there has not been any further discovery to date in the litigation and a class has not been certified in this action. A second action seeking certification as a class action and based on the same allegations was also filed in the United States district Court for the District of Nevada on or about May 22, 2002. It names the same parties as defendants. This action has been consolidated into the Brown case and the Brown plaintiffs have been designated as lead plaintiffs. Reginald H. Howe and the firm of Berger & Montague, P.C., lawyers representing the Brown plaintiffs, have been appointed as Co-Lead Counsel in the case. The defendants have answered the complaints in both cases. Kinross believes these claims are without merit and plans to vigorously defend the litigation.

      Kinross is also involved in legal proceedings and claims which arise in the ordinary course of its business. Kinross believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of Kinross.

MARKET RISKS

      To determine its market risk sensitivities Kinross uses an internally generated model that is sensitized to various gold prices, currency exchange rates, interest rates, and energy prices. The variable with the greatest impact is the gold price, and we normally prepare a base case scenario and then look at a $25 per oz. increase and decrease in the base case gold price to determine our sensitivity to that variable.

      The model we use covers the entire life of the mine. In each year, gold is produced according to the mine plan, ore grade and recovery are consistent with current operations and the mine plan, and the cost of production is estimated based on current production costs plus the impact of any major changes to the operation during its life. For quantitative disclosure of market risks sensitivities, refer to Kinross’ management’s discussion and analysis of financial results which is incorporated by reference in this circular.

AUDITORS, TRANSFER AGENT AND REGISTRAR

      The auditors of Kinross are Deloitte & Touche LLP, Chartered Accountants.

      The transfer agent and registrar for the Kinross common shares is Computershare Trust Company of Canada at its principal office in Toronto.

SCHEDULE B

INFORMATION CONCERNING TVX

      TVX Gold Inc. was incorporated under the laws of the Province of British Columbia on February 18, 1980 under the name Treasure Valley Explorations Ltd. and was continued under the Business Corporations Act (Ontario) on October 31, 1984. On May 30, 1986, the name of TVX was changed to TVX Mining Corporation and on November 26, 1986, the name of TVX was changed to Consolidated TVX Mining Corporation. On January 7, 1991, the name of TVX was changed to TVX Gold Inc. and TVX was continued under the Canada Business Corporations Act. The registered and head office of TVX is located at 220 Bay Street, Suite 1200, Toronto, Ontario, Canada, M5J 2W4.

      TVX is principally engaged in the acquisition, financing, exploration, development and operation of precious and base metals mining properties. TVX holds interests in various operating mines around the world including, through its approximate 50% controlling interest in the TVX Newmont Americas joint venture: (i) a 25% interest in the New Britannia mine in Manitoba; (ii) a 25% economic interest and 50% legal interest in the Crixás mine in Brazil; (iii) a 16% interest in the Musselwhite mine in Ontario; (iv) a 25% interest in La Coipa mine in Chile; and (v) a 24.5% interest in the Brasília mine in Brazil. TVX also holds a 100% interest in certain development and operating assets in Greece referred to as the Hellenic Gold Properties, which interest is subject to a 12% carried interest and a right to acquire a 12% participating interest in favour of certain third parties. The Hellenic Gold Properties are held through TVX’s subsidiary, TVX Hellas A.E., and include the Stratoni base metals operations and the Skouries development project.

      The following simplified chart describes the names of the principal operating companies and holding companies of TVX and the percentage of equity owned by TVX as at December 31, 2001:

Notes:

(1)	Three individuals have been awarded a 12% carried interest and a right to acquire a 12% participating interest in the Hellenic Gold Properties. Please refer to disclosure under “Legal Proceedings — The Hellenic Gold Properties Litigation” for further information.

(2)	TVX and Newmont each hold a 25% economic interest in the Crixás mine pursuant to the terms of the TVX Newmont Americas joint venture.

Property and Office Locations

Properties:

A	La Coipa (Chile)
B	Crixas (Goias, Brazil)
C	Brasilia (Minas Gerias, Brazil)
D	New Britannia (Manitoba, Canada)
E	Musselwhite (Ontario, Canada)
F	Stratoni (Greece)
G	Olympias (Greece)
H	Skouries (Greece)
I	Gurupi (Maranhao, Brazil)

Office:

1	Toronto (Ontario, Canada)

RECENT DEVELOPMENTS

Share Consolidation

      On June 30, 2002, TVX effected its previously announced consolidation of its common shares on a one (1) for ten (10) basis. The consolidation was approved by the TVX shareholders at the annual and special meeting of TVX held on May 16, 2002. The post-consolidation TVX common shares commenced trading on the Toronto Stock Exchange and the New York Stock Exchange on July 2, 2002.

Equity Offering

      On March 27, 2002, TVX entered into an underwriting agreement with a group of Canadian underwriters whereby TVX agreed to sell and the underwriters agreed to purchase an aggregate of 7,150,000 common shares of TVX at a purchase price of Cdn.$10.50 per common share payable in cash for an aggregate consideration of Cdn.$75,075,000. TVX paid to the underwriters a fee of Cdn.$0.42 per common share for an aggregate commission of approximately Cdn.$3 million. The offering was completed on April 12, 2002. The net proceeds of the offering totalled Cdn.$72,072,000.

Significant Charge Against Fourth Quarter 2001 Earnings

      After an examination of the carrying costs of each of its properties, TVX recorded write-downs of $244.5 million against earnings in its consolidated financial statements for the year ended December 31, 2001. Given the decision of the Greek Conseil d’Etat, which effectively prohibited the development of the Olympias project, $198.5 million of the charge related to the write-down of TVX’s investment in that project. TVX also partially wrote down its investment in its Skouries development project in Greece by $25 million due to the then prevailing metal price environment and the anticipated need for a joint venture partner prior to development of the project. In addition, TVX wrote down $13 million and $8 million on its investment in the La Coipa and New Britannia mines, respectively. The La Coipa mine write-down was taken after evaluating the carrying value of the mine using lower long-term metal prices, whereas the decision to take a charge against the New Britannia mine was made after a re-evaluation of its remaining known mineral reserves.

Gold Hedge Position Restructuring

      In August 2001, TVX announced the completion of a restructuring of its gold hedge positions thereby eliminating its exposure to gold lease rate swap obligations. TVX announced the replacement of its 390,000-ounce $360 long put position, which had been financed with a gold lease rate swap, with a 550,000-ounce “plain vanilla” long put position having a strike price of $250 per ounce. The new $250 puts mature over a period from 2003 through to 2006, similar to the previous put position. These lease rate swaps were repaid. In addition, the 129,600 ounces of $280 per ounce put options previously financed by lease rate swaps were restructured to be puts. The net cost of restructuring these positions was $0.8 million.

Exchange of 5% Gold Linked Convertible Notes for Common Shares

      In July 2001, TVX issued 32,150,118 common shares (321,501,177 common shares before giving effect to the one (1) for ten (10) consolidation which took effect on June 30, 2002), representing approximately 90% of the then outstanding TVX common shares after giving effect to such issuance, in exchange for $250 million 5% gold linked convertible notes of TVX. In connection with this transaction, a new board of directors was elected at the annual and special meeting of shareholders of TVX held on June 28, 2001. At such meeting, Messrs. Harry S. Campbell Q.C., W. Robert Dengler, T. Sean Harvey, J.S.A. MacDonald, George F. Michals, David P. Smith and Thomas Witz were elected directors of TVX. All directors other than Mr. Harvey had not previously been directors of TVX. Subsequent to the shareholders meeting, Mr. Mark I. Young, who had previously served as a director of TVX, was appointed as a director.

DESCRIPTION OF BUSINESS AND PROPERTIES

Operating Mines — Precious Metals

      The following table summarizes TVX’s current interests in producing and previously producing precious metals mines and its annual share of production from each mine, except for changes in ownership as noted. TVX determines gold equivalent ounces by using the ratio of the spot gold price to the spot silver price on the day that the production is sold and converts silver ounces to gold ounces at this ratio.

	Current
Precious Metals Mines	Interest	2001	2000	1999	1998	1997

		(gold ounces)
La Coipa, Chile(1)	25%	78,000	87,300	186,200	225,600	182,200
Crixás, Brazil(2)	25%	48,100	48,200	57,700	72,100	64,100
Brasília, Brazil(3)	24.5%	45,800	56,100	67,200	88,800	51,600
New Britannia, Canada(4)	25%	28,600	26,400	37,000	48,800	45,700
Musselwhite, Canada(5)	16%	37,300	39,100	49,900	63,800	48,900
Casa Berardi, Canada(6)	0%	n/a	n/a	n/a	n/a	2,800

		237,800	257,100	398,000	499,100	395,300

	Current
Base Metals Mines	Interest	2001	2000

Stratoni(7)	100%*
Zinc (tonnes)		31,700	16,800
Lead (tonnes)		26,500	15,600
Silver (ounces)		2,005,000	985,000

(1)	Includes gold equivalent ounces; decreased from 50% to 25% effective July 1, 1999.

(2)	While TVX maintains a 50% legal interest, a 25% economic interest was sold to Newmont (formerly Normandy) effective July 1, 1999. Royalty payment obligations consist of 1.0% of sales.

(3)	Increased from 23% to 33% in January, 1994; and increased to 49% at the end of 1997; decreased to 24.5% effective July 1, 1999. Royalty payment obligations consist of 1.33% of sales.

(4)	For accounting purposes, commercial production commenced August 1, 1996; interest decreased from 50% to 25% effective July 1, 1999. Royalty payment obligations consist of 1.38% net smelter royalty.

(5)	Commercial production commenced April, 1997; interest decreased from 32% to 16% effective July 1, 1999. Royalty payment obligations consist of a 3.75% net operating profit royalty and a 5% net profit interest (both royalties apply after recovery of all project costs which is estimated to be in 2009).

(6)	Operations suspended in January, 1997; increased interest from 60% to 100% effective December 31, 1997; sold interest to Aurizon Mines Limited effective August 27, 1998.

(7)	Commenced operations as a separate business unit within TVX Hellas in 2000.

*	Subject to a 12% carried interest and a right to acquire a 12% participating interest in favour of certain third parties. See “Legal Proceedings — The Hellenic Gold Properties Litigation.”

Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to the Statements of Operations

      Cash costs, production costs and realized revenue are furnished to provide additional information and are non-GAAP measures. These measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles.

	Nine Months	Nine Months	Years ended
	Ended	Ended
	September 30,	September 30,	December 31,	December 31,	December 31,
	2002	2001	2001	2000	1999

Cash Costs
Total cost of sales (000,s)	89,569	79,922	108,148	106,804	87,298
Stratoni cost of sales (000’s)	(23,481)	(16,794)	(22,530)	(16,004)	—

Cash cost of precious metal sales	66,088	63,128	85,618	90,800	87,298
Ounces sold (000’s) — consolidated	356.3	357.3	474.9	508.7	514.4
Cash Cost per Ounce	$185	$177	$180	$178	$170
Production Costs
Total mine operating costs (000’s)	114,135	109,728	148,391	144,804	135,334
Stratoni mine operating costs (000’s)	(25,262)	(17,890)	(24,401)	(17,007)	—

Production costs — precious metals	88,873	91,838	123,990	127,797	135,334
Ounces sold (000’s) — consolidated	356.3	357.3	474.9	508.7	514.4
Production costs per ounce	$249	$257	$261	$251	$263
Realized Revenue
Total revenue (000’s)	135,683	119,312	158,340	170,030	162,856
Stratoni revenue (000’s)	(21,986)	(18,736)	(24,160)	(16,081)	—

	113,697	100,576	134,180	153,949	162,856
Revenue — mine operations (000’s) —	109,608	96,285	128,900	142,481	146,569
Revenue — hedging (000’s) —	4,089	4,291	5,280	11,468	16,287

	113,697	100,576	134,180	153,949	162,856
Ounces sold (000’s) — consolidated —	356.3	357.3	474.9	508.7	514.4
Ounces sold (000’s) — TVX’s share —	178.1	178.6	237.4	254.4	393.1
Revenue per ounce — mine operations (1)	$308	$270	$272	$279	$285
Revenue per ounce — hedging(2)	23	24	22	45	42

Total realized revenue per ounce	$331	$294	$294	$324	$327

(1)	Revenue per ounce from mine operations is calculated by dividing revenue from mine operations by ounces sold, on a consolidated basis.

(2)	Revenue per ounce from hedging activities is calculated by dividing revenue from hedging activities by ounces sold, based on TVX’s share only.

     The above non-GAAP measures have been calculated on a consistent basis in each period.

      For reasons of comparability, cash costs, production costs and realized revenue do not include certain items such as mining property write-downs which do not occur in all periods but are included under GAAP in the determination of net earnings or loss.

      Cash costs and production costs are calculated in accordance with “The Gold Institute Production Cost Standard”. Cash costs, production costs and realized revenue may not be comparable to similarly titled measures of other companies.

      Cash costs, productions costs and realized revenue are used by management to assess profitability and cash flow of individual operations as well as to compare to other precious metal producers.

Summary of Reserves and Resources

      An “Ore Reserve” or “Mineral Reserve” is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An ore reserve or mineral reserve gives effect to diluting materials and allowances for losses that may occur when the material is mined but does not reflect any subsequent losses in leaching or milling. Mineral reserves are further divided into proven and probable mineral reserves.

      A “Proven Mineral Reserve” comprises the economically mineable part of a measured mineral resource where there is the highest degree of confidence in the estimate. It is restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

      A “Probable Mineral Reserve” is the economically mineable part of an indicated, and in some cases a measured mineral resource where there is a lesser degree of confidence in the estimate. The underlying preliminary feasibility study must address whether economic extraction can be justified.

      The term “Mineral Resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling. Within this mineralization, mineral reserves may subsequently be defined by the consideration and application of technical and economic factors. Mineral resources are sub-divided, in decreasing order of geological confidence, into measured, indicated and inferred categories.

      A “Measured Mineral Resource” is one for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

      An “Indicated Mineral Resource” is one where the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and reasonably to assume continuity of mineralization. The indicated mineral resource estimate is intended to be of sufficient quality to support a preliminary feasibility study which can serve as the basis for development and production planning decisions.

      The following table presents the mineral reserves by property and should be read in conjunction with the “Notes to the Reserves and Resource Tables”. The mineral reserves shown in the table represent TVX’s share for each of its operating mines and mineral projects.

      Reserve figures are estimates and no assurances can be given that the indicated quantities of gold will be produced. Markets and short-term operating factors relating to the ore reserves, such as the orderly development of orebodies or the processing of new or different grades of ore, could affect TVX’s profitability in any particular accounting period.

Mineral Reserves(1)(2)(3)(4)

(as of December 31, 2001)

	2001									2000

										Proven +
	Proven			Probable			Proven + Probable			Probable

			Contained			Contained			Contained	Contained
Gold and Gold Equivalent	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Ounces

	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)	(000’s)	(g/t)	(000’s)	(000’s)
Operating Mines
La Coipa	8,583			1,857			10,440
Gold		1.14	313		1.43	86		1.19	399	410
Silver		57.5	15,853		54.5	3,253		56.9	19,106	23,453

Gold Equivalent(5)	8,583	2.15	591	1,857	2.39	143	10,440	2.19	734	840
Crixás	578	7.27	135	481	7.41	114	1,059	7.33	250	271
Brasília(6)	78,572	0.43	1,081	12,029	0.43	164	90,601	0.43	1,246	873
New Britannia	107	5.42	19	464	4.73	70	573	4.86	89	119
Musselwhite	1,631	5.73	301	427	4.78	65	2,058	5.53	366	406

Mines Total			2,127			556			2,685	2,509
TVX Hellas Projects
Olympias (undeveloped) †	—	—	—	—	—	—	—	—	—	3,767
Skouries (undeveloped)	20,274	1.01	656	109,274	0.87	3,059	129,548	0.89	3,715	3,715

TVX Hellas Total			656			3,059			3,715	7,482

TVX Grand Total			2,783			3,615			6,400	9,991

	2001									2000

										Proven +
	Proven			Probable			Proven + Probable			Probable

TVX Hellas			Contained			Contained			Contained	Contained
Base Metals and Silver	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Metal

	(000’s)		(000’s)	(000’s)		(000’s)	(000’s)		(000’s)	(000’s)
Stratoni	723			1,362			2,085
Zinc		9.9%	72 t		11.4%	155 t		10.9%	227 t	66 t
Lead		8.0%	57 t		7.9%	108 t		7.9%	165 t	56 t
Silver		213 g/t	4,946 oz		193 g/t	8,467 oz		200 g/t	13,413 oz	4,200 oz

Olympias (U/ G)*†	—			—			—
Zinc		—	—		—	—		—		702 t
Lead		—	—		—	—		—		530 t
Silver		—	—		—	—		—		51,000 oz

Skouries
Copper	20,274	0.58%	119 t	109,274	0.55%	606 t	129,548	0.56%	725 t	725

*	excludes surface stockpiles

†	due to the Conseil d’Etat decision, Olympias reserves have been reclassified as mineral resources (See — “Legal Proceedings — Litigation in Greece”)

     The following mining recovery rates have been applied to the mineral reserves estimates noted in the above table: La Coipa, 78%; Crixás, 95%; Brasília, 77%; New Britannia, 90%; Musselwhite, 95%; Stratoni, 83%; Olympias, 85%; and Skouries, 95%.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

      This section uses the terms “measured” and “indicated” resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

      The following table presents the mineral resources by property and should be read in conjunction with the “Notes to the Reserve and Resource Tables”. The mineral resources shown in the table represent TVX’s share for each of its operating mines and mineral projects.

Mineral Resources(1)(3)(4)

(as of December 31, 2001)

	2001						2000

					Measured +		Measured +
	Measured		Indicated		Indicated		Indicated

Gold and Gold Equivalent	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade

	(000’s)	(g/t)	(000’s)	(g/t)	(000’s)	(g/t)	(000’s)	(g/t)
Americas — Mines
La Coipa	2,476		1,625		4,101		4,788
Gold		1.12		1.30		1.19		1.16
Silver		45.39		28.6		38.7		35.00

Gold Equivalent(5)	2,476	1.92	1,625	1.80		1.87		1.80
Crixás	—	—	—	—	—	—	—	—
Brasília(6)	11,025	0.45	35,525	0.38	46,550	0.40	37,262	0.43
New Britannia	13	3.45	340	3.51	353	3.51	552	3.84
Musselwhite	402	7.63	88	11.87	489	8.39	632	5.34
Americas — Exploration
Gurupi	—	—	30,192	1.39	30,192	1.39	15,096	1.39
TVX Hellas Projects
Olympias	9,019	9.00	3,604	9.83	12,623	9.24
Skouries	—	—	61,685	0.67	61,685	0.67

	2001						2000

					Measured +		Measured +
	Measured		Indicated		Indicated		Indicated
TVX Hellas
Base Metals and Silver	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade

	(000’s)	(g/t)	(000’s)	(g/t)	(000’s)		(000’s)
Stratoni	—		—		—		—
Zinc		—		—		—		—
Lead		—		—		—		—
Silver		—		—		—		—

Olympias (U/G)*	6,566		3,604		10,170		275	6.9%
Zinc		6.8%		7.1%		6.9%		4.8%
Lead		5.1%		5.3%		5.2%		170.2 g/t
Silver		155 g/t		156 g/t		155 g/t

Skouries
Copper	—	—	61,685	0.54%	61,685	0.54%	61,685	0.54%

*	excludes surface stockpiles

Notes to the Reserve and Resource Tables

(1)	TVX’s reserves and resources were estimated as at December 31, 2001 using cut-off grades noted in the following table:

	2001 Gold Reserve	2001 Gold Resource
	Cut-Off Grades	Cut-Off Grades

	(g/mt)	(g/mt)
Mines
La Coipa	0.95 *	0.95 *
Crixás	3.00	3.00
Brasilia	0.30	0.30
New Britannia	3.26	3.26
Musselwhite	3.25	3.25
Projects
Gurupi	—	0.50

*	Represents silver converted to gold equivalent

Cut off values for a specific volume of polymetallic mineralization are based upon the calculated metal value contained within the mineralization, using current approximate metal prices. At Stratoni, the cut off value for proven and probable reserves is $59.00 per tonne net smelter value. Average dilution (by weight) used in the estimation of the reserves is 17.4% and the average mining recovery is estimated to be 83%. At Skouries, the cut-off value for proven and probable reserves varies between $6.80 per tonne for the proposed open pit and $11.38 per tonne for ore requiring blasting within the proposed sub-level cave, and the cut-off value for the estimation of measured and indicated resources is 0.4 grams gold per tonne. Mining recoveries and dilution were estimated for each reserve block and vary depending on the mining method used and the location of the reserve block within the ore body. At Olympias, the cut-off value for the estimation of measured and indicated resources is $30.86 per tonne.

Cut-off grades were determined from the following average long-term metal prices:

	2001 Metal Prices					2000 Metal Prices

	Gold	Silver	Zinc	Lead	Copper	Gold	Silver	Zinc	Lead	Copper

	($ per ounce)		($ per pound)			($ per ounce)		($ per pound)
Mines
La Coipa	265	4.65	—	—	—	300	5.50	—	—	—
Crixás	300	—	—	—	—	300	—	—	—	—
Brasília	300	—	—	—	—	300	—	—	—	—
New Britannia	300	—	—	—	—	290	—	—	—	—
Musselwhite	275	—	—	—	—	300	—	—	—	—
Stratoni	—	4.25	0.37	0.23	—	—	5.00	0.51	0.23	—

Projects
Olympias	325	5.50	0.50	0.25	—	325	5.50	0.50	0.25	—
Skouries	300	—	—	—	0.80	300	—	—	—	0.80
Gurupi	325	—	—	—	—	325	—	—	—	—

Gold and silver prices used for estimated reserve and resource cut-off values at TVX’s operations vary depending upon the estimates made by the mine operators. Variations in base metal and silver prices used for determining cut-off values are dependant upon the operational status of the site.

(2)	Drill spacing used to determine reserves varies by ore type and are as follows by property: La Coipa 25 meters for proven reserves, 50 meters for probable reserves; Crixás 25 meters for proven reserves, 50 meters for probable reserves; Brasília 100 meters for proven reserves, 150 meters for probable reserves; New Britannia 50 feet for proven reserves, 50 to 200 feet for probable reserves; Musselwhite 50 meters for proven reserves, 50 meters horizontal by 25 meters vertical for probable reserves; Stratoni maximum of 15 meters for proven reserves, 15 to 35 meters for probable reserves; and Skouries 50 meters for proven reserves and 100 meters for probable reserves.

(3)	Reserve and resource figures are estimates and no assurances can be given that the indicated quantities of metals will be produced. Market and short-term operating factors relating to the ore reserves, such as the orderly development of orebodies or the processing of new or different grades of ore, could affect TVX’s profitability in any particular accounting period.

(4)	TVX’s reserves and resources are estimated in accordance with the standards defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

(5)	Gold equivalent ounces represent silver ounces converted to gold ounces at a ratio of 57 to 1.

(6)	On June 7, 2002 the TVX Newmont joint venture purchased Newmont’s 50% interest in the Gurupi project joint venture in return for a net smelter interest.

(7)	The reserves and resources have been prepared by following “qualified persons”, as that term is defined in National Instrument 43-101 of the Canadian Securities Administrators. Dr. Albrecht Schneider, a former employee of TVX Newmont, has reviewed all reserve and resource estimates.

	Reserves		Resources
Mine/
Project	Name	Title	Name	Title	Employed By

La Coipa	Juan Ochoa	Chief Engineer	Mauricio Rubio	Geologist	Placer Dome
	Andres Guaringa	Chief Mining Eng.			Placer Dome
Crixás	Marcos Geraldo de Simoni	Mining Engineer	Walter Yamaoka	Geologist	AngloGold
Brasília	Marcelo Batolochi Fabio Marques	Geologist	Marcelo Batolochi Fabio Marques	Geologist	RTZ
New Britannia	Bill Lewis	Chief Geologist	Bill Lewis	Chief Geologist	TVX Newmont
Musselwhite	Rob Usher	Chief Engineer	Andrew Cheatle	Chief Geologist	Placer Dome
Gurupi	Albrecht Schneider	Consultant	Albrecht Schneider	Consultant	TVX Newmont
Stratoni Olympias Skouries	Mike Hodgson	Manager, Technical Services	Mike Hodgson	Manager, Technical Services	TVX Hellas

Exploration and Business Development

      TVX’s exploration and business development strategy combines the acquisition of promising advanced stage properties with limited grassroots exploration to ensure a steady supply of projects to maintain long-term growth in precious metals production.

      The TVX Newmont Americas joint venture evaluates exploration opportunities and directs activities located internationally. Operating mines actively explore on their respective mine properties or venture areas. Exploration and business development expenses during 2001, including exploration activities at operating mines, amounted to $3.4 million.

      The allocation of exploration and business development expenses reflects TVX’s current exploration and business development strategy. Consolidated exploration expenses for each of the last five years were as follows:

	2001	2000	1999	1998	1997

	(millions)
North America	$1.0	$1.1	$0.8	$1.2	$2.6
South America	2.1	4.3	3.4	4.3	9.3
Europe	—	0.1	0.3	0.6	—
Other	0.3	—	—	0.2	2.1

	$3.4	$5.5	$4.5	$6.3	$14.0

GOVERNMENT CONTROLS AND REGULATIONS

      TVX’s operations are in different countries and are subject to various levels of government controls and regulations which are amended from time to time in these countries. Outlined below are some of the more significant aspects of such controls and regulations which materially affect the principal areas of business of TVX in Brazil, Canada, Chile and Greece.

Brazil

      An exploration licence entitling the holder to prospect Brazilian mineral properties must be requested in an exploration application addressed to the General Director of the National Department of Mineral Production which, when registered, guarantees the applicant priority if the prospect applied for is not already covered by a geological reconnaissance permit, exploration licence, mining concession or mine manifest in favour of others and if no prior application has been filed for authorization to prospect in the same area.

      An exploration licence from the General Director of the National Department of Mineral Production specifies the properties included within the area of prospecting and defines the latter by locality, boundaries and surface area.

      An exploration licence is valid for three years, can be renewed for a further period under special conditions and may be transferred. Within the term of an exploration licence, its holder must submit to the General Director of the National Department of Mineral Production a report of exploratory work done. Upon submission of that report, the General Director of the National Department of Mineral Production proceeds to an on-the-spot verification of its accuracy and approves that report when the existence of an ore deposit has been confirmed. Upon approval of that report, the holder of the licence has one year to apply for a mining concession. The holder of an exploration licence is allowed to receive a provisional licence to sell metals covered by such a licence until the granting of a mining concession.

      An application for a mining concession must be addressed to the Brazilian Mining Ministry by the holder of an approved authorization to prospect, supported by information regarding the plan for economic development of the deposit, including a description of the mining plan, the processing plants, proof of the availability of funds or existence of financial arrangements for carrying out the economic development plan and operation of the mine and an Environmental Impact Report.

      The holder of an approved Brazilian mining concession must, among other things, start working within six months after publication of the Portaria de Lavra. The mining work, once commenced, cannot be interrupted for more than six consecutive months except for proven reasons of force majeure. No significant fees or other payments are required to be paid in connection with the issuance of an exploration licence, an application for concession or a mining concession.

      Corporations in Brazil are generally subject to taxes at a rate of 25% of profits plus a Social Contribution Tax equal to 9% of accounting income; these tax rates are subject to change by the Brazilian legislature. Tax holidays exist to encourage development of certain regions of the country. Foreign corporations may remit all of their Brazilian profits in dividends without incurring withholding tax. A Financial Transaction Tax of 1% and a 3.65% tax levied on any revenues generated by a company are applied on the sale of gold in the Brazilian market (export of gold is tax exempt).

      On the ultimate sale of an investment in Brazil, present Brazilian regulations provide that the foreign investor may remit the proceeds of the sale free of withholding tax up to the amount of the registered foreign capital of the remitter. TVX had registered foreign capital of $14.7 million in Brazil as of December 31, 2001.

Canada

      The gold exploration and mining industry in Canada operates under both federal and provincial legislation governing exploration, development and production. Such legislation encompasses, among other things, the method of acquisition and ownership of mineral rights, labour practices, health and safety standards, royalties, mining and income taxes and exports.

      The mining industry in Canada is also subject to legislation at both the federal and provincial levels relative to the protection of the environment. In particular, such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water.

      Accordingly, the design of mines and mills and the conduct of overall extraction and processing operations are subject to the restrictions contained in such legislation. In addition, the construction, development and operation of a mine, mill and refinery typically entail compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licences and similar authorizations from various governmental agencies. In particular, legislation is in place for lands under federal jurisdiction or located in certain provinces which provides for the preparation of environmental impact assessment reports prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment of proposed development.

      Failure to comply with the legislation can have serious consequences. Orders may be issued requiring operations to cease or be curtailed or requiring installation of additional facilities or equipment. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offense under such legislation.

Chile

      Any person or entity, whether or not Chilean, may apply for a concession with respect to precious metals properties in Chile. Concessions with respect to precious metals properties may be of two kinds: exploration concessions and exploitation concessions. While an exploration concession entitles its holder to explore Chilean precious metals properties, the holder of an exploration concession must file a further petition in order to obtain an exploitation concession permitting its holder to start mining operations. An exploitation concession may also be applied for independently of a previously granted exploration licence. There are presently no restrictions on foreign ownership of precious metal properties in Chile. Foreign investment is registered with the Central Bank upon entry into Chile and, until recently, was not allowed to be repaid for a period of three years.

      Corporations in Chile are taxed at 17% on profits. In addition, a withholding tax is charged when dividends are distributed. The corporate tax is creditable against the withholding tax resulting in a combined tax rate of 35%. There are no restrictions on the amount of dividend remittances.

Greece

      The ownership of real estate which includes both land and buildings is guaranteed and protected by the Greek Constitution. It is not extended, however, to include mining rights to the ore which is in or underneath the land, although the mining rights are a kind of right in rem like the ownership of tangibles and as such enjoy protection under the law. Mining rights are acquired either by concession from the State or, under certain procedures, by lease from the concessionaire or by transfer from the concessionaire. A straight concession imposes obligations for exploration, development and exploitation but not for the payment of a royalty or fee, while a rental fee is paid on a lease.

      Mining rights can be acquired by foreigners. However, in certain controlled areas, called border areas, additional procedures have to be followed for public security purposes. TVX Hellas obtained its concessions and mining rights under special procedures governing the restructuring of its predecessor, an existing mining operation, and the transfer contract has been ratified by the Greek Parliament by a special law.

      The movement of capital, the remittance of profits and dividends, and payments in general are unrestricted as per the European Union regulations. In addition, foreign investments in any productive field, like mining, may obtain special privileges, based on laws governing foreign and/or local investments. Among such privileges are cash grants to subsidize part of the investment cost.

      Research, development and exploitation of mining rights are governed by special laws, the Mining Code and the Regulation of Mining Works, which dictate to both the permits required and the appropriate organization required to run the mining operation. Accordingly, the design of the mines and mills, their development and operation, the construction of the required facilities and the disposal of wastes and tailings are all subject to the above laws as well as to other laws which refer to the specific subject. The above legislation, in addition to controlling and imposing restrictions, also facilitates the development and exploitation of mines as part of the national wealth of the country. The legislation, for example, allows the expropriation of the land necessary for the operation of the mines. Building permits and environmental protection are regulated by general legislation.

      The permits for the construction and operation of the gold plant of TVX Hellas are regulated by the special law which ratified the contract by which it acquired the mining rights and related property. The special law comprehensively specifies the licences and permits required for the mining operations, the authorities responsible to issue them and the procedures which guarantee their timely issuance.

      The Greek legislation for protection of the environment, which is of European Union origin, is applicable for mining. Environmental Impact Assessments Reports must be prepared and approved for each operation as part of the procedure for obtaining the necessary permits for drilling, construction, development and operation. The procedure entails local notification of planned operations and expressions of opinion by local authorities. The approval of the Environmental Impact Assessments Report lies, in principle, with the central authorities. TVX Hellas acquired the mining rights and facilities from an existing mining operation and many of the required permits were thereby acquired. TVX Hellas is released by the special law of any liability for actions or omission which took place before it acquired the property. In addition, TVX Hellas has been given an extension to prepare the special Environmental Impact Assessments Reports for old operations and submit them for approval.

      The net profits of TVX Hellas are taxed at a rate of 35%, while any distribution of dividends is free from any tax or surtax. Despite the higher general corporate income tax rate of 37.5%, the above rate of 35% still applies to TVX Hellas for a 10-year period because TVX Hellas was granted a guaranteed 10-year 35% tax rate period.

MINES

La Coipa Mine

      The La Coipa Mine is located 800 kilometres north of Santiago in Copiapó Province in the Atacama Region of the Chilean Andes. Access is by a 140 kilometre road from the regional centre of Copiapó.

      The La Coipa Mine consists of approximately 7,500 hectares of mineral claims, of which the principal ones are Indagua, Marta, Escondida, Candelaria, Eduardo and Chimberos, and is owned by Compañia Minera Mantos de Oro, a Chilean contractual mining society. The joint venture parties which control Minera Mantos are Macaines Mining Properties Ltd., a wholly-owned subsidiary of TVX Newmont, together with a wholly-owned subsidiary of Placer Dome Inc., each of which own a 50% interest in Minera Mantos. See “Risk Factors — Joint Ventures” on page B-42.

      TVX acquired an initial indirect 49% interest in the La Coipa Mine in June, 1988 from companies controlled by Eike Batista, Roberto Hagemann Gerstmann and Jozsef Ambrus, which at the time held the remaining 51% interest, for consideration consisting of 22 million convertible special shares of TVX and warrants to acquire up to three million TVX common shares.

      Pursuant to the La Coipa acquisition agreement dated January 25, 1989, Placer acquired a 50% indirect interest in the La Coipa Mine from both TVX and companies controlled by Messrs. Batista, Gerstmann and Ambrus, pro rata as to their respective interests in the La Coipa Mine, in consideration for the payment of $63 million in cash and the assumption of project liabilities in the amount of $18 million. The La Coipa acquisition agreement also provided for the future operation of the La Coipa Mine and the respective responsibilities of the joint venture parties. Pursuant to the La Coipa acquisition agreement, all of the property and assets comprising the La Coipa Mine were transferred to Minera Mantos. As a result of this transaction, TVX’s indirect interest in the La Coipa Mine was reduced to 24.5% and the indirect interests of Messrs. Batista, Gerstmann and Ambrus was reduced to 25.5%.

      In addition to the consideration described above, Placer also undertook to arrange 100% of the financing required to build a 15,000 tonnes per day plant, provide all necessary construction guarantees and political risk insurance required for the financing, construct the 15,000 tonnes per day plant and operate the existing 1,000 tonnes per day plant built by TVX and the 15,000 tonnes per day plant after completion of construction. Under the La Coipa acquisition agreement, the parties agreed that until the 15,000 tonnes per day plant financing was repaid, Placer would exercise control of the La Coipa Mine except for all significant decisions which would be made unanimously. As the 15,000 tonnes per day plant financing has been repaid, control is now exercised equally by both parties.

      Pursuant to the Macaines acquisition agreement dated April 25, 1989, TVX acquired a further 15.5% indirect interest in the La Coipa Mine from companies controlled by Messrs. Batista, Gerstmann and Ambrus to hold an aggregate 40% indirect interest while reducing the interest of Messrs. Batista, Gerstmann and Ambrus to 10%. The consideration for the acquisition of this further 15.5% indirect interest in the La Coipa Mine was the conversion of 22 million TVX special shares into 16 million TVX common shares, the cancellation of the three million TVX warrants, the forgiveness of $10 million in debt owed to TVX by Messrs. Batista, Gerstmann and Ambrus, together with the payment of $5 million in cash.

      A condition precedent to the business combination was that TVX acquire the 10% indirect interest in the La Coipa Mine from Messrs. Batista, Gerstmann and Ambrus. The consideration paid by TVX for the 10% indirect interest in the La Coipa Mine was 3,600,000 TVX common shares and the effective assumption of $14,055,000 of debt owed by companies controlled by the Messrs. Batista, Gerstmann and Ambrus to TVX. The said acquisition was completed on January 7, 1991.

      In 1994, TVX acquired a 50% interest in Chimberos from Anglo America for $4 million. In December, 1997, TVX acquired, through its share in Minera Mantos, a 50% interest in the Can-Can property, by acquiring mining and surface rights for $1.5 million. The Can-Can property consists of 250 hectares located within the La Coipa claim area. This acquisition added significant exploration potential as well as provided potential operational benefits for the existing La Coipa open pits. The underground operation on the Can-Can property was operated under the management of the previous owner up to the end of the year 2000.

      Pursuant to the formation of the TVX Newmont Americas joint venture, TVX’s interest in the La Coipa Mine was reduced to 25%.

Geology and mineralization

      The La Coipa ore deposit forms part of a precious metal epithermal system, located in the northern Chilean tertiary volcanic belt which is generally known as the Maricunga belt. Three main mineralized zones are found at La Coipa, Ladera-Farellon and Coipa Norte, about three kilometres apart, and the Chimberos deposit approximately 25 kilometres northeast of the 15,000 tonnes per day plant.

      The eastern portion of Coipa Norte and Farellon show high gold grades associated with advanced argillic alteration (alunite — kaolinite — dickite, quartz), semi-tabular forms and ore hosted mainly in the triassic sedimentary rocks. Ladera and western Coipa Norte have high silver-to-gold ratios, mushroom-like shapes and are hosted in the tertiary pyroclastic unit. Ladera is mainly associated with a vuggy-silica alteration and western Coipa Norte with silicification.

      The most common precious metal-bearing minerals are cerargyrite, several other silver halide complexes, native silver, electrum and native gold as free particles in the size range of 0.5 to 50 microns. Sulfides such as pyrite, chalcopyrite, covellite, tennantite-tetrahedrite, enargite, galena and sphalerite have also been detected by deep drilling in the unoxidized zone and in some isolated cores included in the oxidized zone. Mercury is common in all the deposits and occurs as calomel.

      All the known reserves at La Coipa are found in oxidized zones. Both Ladera and the silver orebody in Coipa Norte are located in the western and upper portions of the mineralized zones. At Coipa Norte, the silver orebody outcrops are closely associated with pervasively silicified rocks. The presence of bedded outflow material and geyserites suggest that this area has not been subjected to significant erosion. At Ladera, however, the upper portion of the host pyroclastic sequence is strongly leached and practically barren, suggesting secondary enrichment as the source of the high silver in the ore. The mushroom-like part of the Ladera orebody is also broader and more lens-like than the one at Coipa Norte.

      In 1992, exploration drilling resumed at La Coipa for the first year since 1984. The drilling program tested a number of geological targets in the vicinity of the Ladera/ Farellon pit and resulted in the identification of Farellon Bajo deposit. During 1995, exploration delineated a new orebody, Brecha Norte, adjacent to the Coipa Norte deposit. From 1995 to 1999, more than 13,000 meters were drilled to explore a deep copper/ gold mineralization, located below the Ladera/ Farellon pit. In 2001, the exploration program was concentrated on the verification of high grade resources at Portezuelo.

Chimberos

      Development of the Chimberos project commenced in the fourth quarter of 1997. Production commenced in July, 1998 and the La Coipa mill treated Chimberos material until August, 1999.

Reserves and resources summary

      The mineral reserves and resources set forth below represent 100% of the La Coipa deposit, in which TVX holds a 25% interest.

      Reserves, consisting of diluted proven and probable mineral reserves, for the La Coipa ore deposits, of which 2.366 million gold equivalent ounces were in the proven category and 0.570 million ounces were in the probable category, were estimated as follows:

Mineral Reserves

2001

	Proven			Probable

			Contained			Contained
Gold and Gold Equivalent	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces

	(millions)	(g/t)	(millions)	(millions)	(g/t)	(millions)
Total	34.3	2.15	2.366	7.5	2.39	0.570

		Grade (g/t)		Contained Oz (millions)

						Gold
December 31, 2001	Tonnes	Gold	Silver	Gold	Silver	Equivalent(1)

(100%)	(millions)
Farellon Bajo	0.2	0.51	157.35	0.003	0.9	0.018
Coipa Norte	22.5	1.43	54.41	1.033	39.4	1.724
Brecha Norte	5.2	1.05	77.37	0.177	13.1	0.406
Cancan	2.9	1.31	69.60	0.122	6.5	0.235
Stock Coipa	11.0	0.74	47.36	0.261	16.7	0.553

Total	41.8	1.19	56.9	1.596	76.6	2.936

(1)	Converted at a gold price of $265/oz and a silver price of $4.65/oz in 2001 and $300/oz and $5.50/oz, respectively, in 2000.

		Grade (g/t)		Contained Oz (millions)

						Gold
December 31, 2000	Tonnes	Gold	Silver	Gold	Silver	Equivalent(1)

(100%)	(millions)
Ladera-Farellon	1.0	0.77	91.10	0.026	3.1	0.082
Farellon Bajo	0.8	0.34	101.10	0.009	2.7	0.059
Coipa Norte	24.2	1.31	65.37	1.021	50.9	1.954
Brecha Norte	5.0	1.10	74.10	0.177	11.9	0.395
Cancan	2.5	1.43	70.50	0.116	5.7	0.221
Stock Coipa	12.5	0.73	48.55	0.293	19.5	0.650

Total	46.0	1.11	63.3	1.642	93.8	3.361

(1)	Converted at a gold price of $265/oz and a silver price of $4.65/oz in 2001 and $300/oz and $5.50/oz, respectively, in 2000.

     Mineral resources at December 31, 2001, which include proven and probable diluted reserves and measured and indicated resources, are estimated as follows:

Mineral Resources

2001

	Measured		Indicated

Gold and Gold Equivalent	Tonnes	Grade	Tonnes	Grade

	(millions)	(g/t)	(millions)	(g/t)
Total	9.9	1.92	6.5	1.87

      For more detail on reserves and resources, please see the summaries on pages B-6 to B-10.

Mining and processing

      Initially, Ladera-Farellon and Coipa Norte were mined as separate open pits. The 1,000 tonnes per day agitation leach plant began commissioning in May, 1989 with full production attained in the fourth quarter of 1989. The source of feed for the 1,000 tonnes per day plant was the Ladera open pit. The plant operated until April, 1991 when it was shut down in preparation for commissioning of the new 15,000 tonnes per day plant. The 1,000 tonnes per day plant cost $34 million to develop and produced approximately 145,000 ounces of gold equivalent prior to being shut down.

      The 15,000 tonnes per day agitation leach plant was built over a period of 20 months with commissioning starting on July 7, 1991. Full commercial operations commenced on October 1, 1991. The plant cost $218 million. Feed for the plant was sourced from Ladera-Farellon for the initial years of operation with Coipa Norte becoming part of the feed source in 1995. During 1993, the plant increased its design capacity from 15,000 tonnes per day to 16,000 tonnes per day as a result of grinding modifications. During 1995, certain installations from the original 1,000 tonnes per day plant were returned to production to increase overall capacity to exceed 16,000 tonnes per day.

      In the milling process, ore is crushed, then ground in a circuit incorporating a semi-autogenous mill with a pebble crusher and two ball mills. A new crushing system installed in October 1999 allows throughput of up to 17,000 tonnes per day. The ground ore is leached, then filtered and washed to separate out the tailings, and the solution is passed through a Merrill-Crowe plant. The precipitate is then sent to the refinery.

      Water and power supplies are critical infrastructure aspects of the La Coipa Mine. Water requirements for the 15,000 tonnes per day plant are 100 litres per second and are obtained from underground springs which feed the Salar de Maricunga, a saltwater lake 38 kilometres from the mine site. The water is pumped via a pipeline built by Minera Mantos from the springs to the plant site. Power for the 15,000 tonnes per day plant is supplied by the National Power grid from a tie-in approximately 88 kilometres from La Coipa. Minera Mantos has built a substation at Carrera Pinto which ties the line from the mine site into the grid.

      The decision was made during 1997 to develop the Chimberos high-grade silver deposit and work commenced in the fourth quarter of 1997. Milling of the Chimberos ore commenced in July, 1998 and was completed in August, 1999.

      A significant interruption to production occurred in February, 1998 following the discovery of cracks in several teeth on the semi-autogenous mill ring gear. Approximately 16 days in total were lost as the damage was evaluated and remedial action taken. A replacement gear was delivered to the site and installed in January, 1999, incurring a 10-day stoppage. An insurance claim was finalized in March, 1999 to cover the repair of the mechanical damage and production losses. Following the completion of the milling of the Chimberos ore in August 1999, production came from the reserves at La Coipa. In 2001, production from the Ladera-Farellon open pit ceased and mining activities focused on the Coipa Norte open pit which is to provide the majority of mill feed until 2007. TVX’s share of production in 2001 was 29,200 ounces of gold and 3.0 million ounces of silver for a total of 78,000 gold equivalent ounces, at a cash cost per gold equivalent ounce of $210.

Summary of production and financial data

      The following table summarizes certain gold and silver production and operating information relating to the La Coipa Mine for the years indicated (100%):

	Years ended December 31,

	2001	2000	1999	1998	1997

Total tonnes mined (ore and waste)	34,001,000	23,966,000	15,180,610	13,470,000	20,050,000
Total tonnes milled	6,347,000	6,012,000	4,712,330	4,206,000	5,590,000
Average grade milled (grams per tonne)
Gold	0.7	0.8	0.6	0.9	1.5
Silver	90	90	178	196	88
Recovery rate (%)
Gold	82.4	83.4	84.1	83	80
Silver	65.9	63.3	76.3	75	65
Production (ounces)
Gold	116,800	152,726	80,691	102,200	210,300
Silver	12,120,000	11,092,548	20,570,012	19,774,000	10,280,000
Gold equivalent	311,800	349,412	466,149	451,200	364,500
Number of employees	442	434	474	524	492

      As a consequence of the formation of the TVX Newmont Americas joint venture, TVX’s participation in the earnings and production of the mine was reduced by one-half from July 1, 1999. As TVX controls the new TVX

Newmont Americas joint venture entities, the financial results of the operating mines are consolidated and a 50% minority interest is deducted from these earnings. Prior to 1999, TVX’s proportionate share of the mine results (50%) is shown in the following selected financial information (000’s except for unit costs):

	Years ended December 31,

	2001	2000	1999	1998	1997

Revenue	$41,404	$48,902	$64,830	$67,075	$70,374

Cost of sales	32,128	37,256	38,267	36,158	44,584
Depletion and depreciation	16,260	13,859	24,074	26,045	19,485

	48,388	51,115	62,341	62,203	64,069

Earnings (loss) before the undernoted	(6,984)	(2,213)	2,489	4,872	6,305

Mining property write-down	13,000	—	—	—	—
Interest expense	309	426	82	—	—
Exploration	320	768	894	1,313	1,138
Other	595	8,581	(195)	(3,196)	454

	14,224	9,775	781	(1,883)	1,592

Earnings (loss) before the undernoted	(21,208)	(11,988)	1,708	6,755	4,713
Income taxes (recovery)	(41)	(1,298)	1,103	2,069	1,815
Minority interests and participation rights	(10,584)	(5,345)	(1,006)	—	—

Net earnings (loss)	$(10,583)	$(5,345)	$1,611	$4,686	$2,898

Other financial information:
Capital expenditures	$5,975	$6,053	$4,475	$11,937	$11,527
Unit costs:
Cash cost per gold equivalent ounce	$210	$211	$169	$161	$222
Cash cost per tonne milled	10	12	16	17	16
Total production cost per gold equivalent ounce	317	290	276	276	319

      Cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading “Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to Statement of Operations” on page B-5.

Crixás Mine

      As a result of the formation of the TVX Newmont Americas joint venture, TVX maintains a 50% legal interest but only a 25% economic interest in the Crixás Mine, which is situated in central Goiás State, Brazil, approximately 250 kilometres northwest of Goiânia, the state capital, and three kilometres from the town of Crixás. See “Risk Factors — Joint Ventures” on page B-42.

      Access to the area is by a paved road which links the town of Crixás and the Belem-Brasília highway 120 kilometres to the southeast.

      The Crixás Mine is owned by Mineração Serra Grande, S.A, which in turn is 50% owned by Newinco Comércio e Participações Limitada , a Brazilian corporation wholly owned by TVX, and 50% by Brazilian affiliates of AngloGold (formerly Minorco). TVX has granted Newmont a 25% economic interest in the Crixás Mine leaving TVX with a 50% legal interest and a 25% economic interest.

      Serra Grande has interests in mineral rights covering a total area of 16,078 hectares. These interests include two mining leases covering a combined area of 6,482 hectares, eleven exploration licences over an area of 6,576 hectares and four exploration applications awaiting renewal covering further areas totalling 3,019 hectares.

      Inco and certain of its Brazilian affiliated corporations and AngloGold and certain of its Brazilian affiliates entered into a series of agreements effective July 31, 1987 for the purposes of developing the Crixás Mine and establishing procedures for ongoing operations. TVX acquired its interests in Serra Grande pursuant to its merger with Inco’s gold operations on January 7, 1991. Serra Grande is managed by an administrative council and an executive committee. Mineração Morro Velho S.A., a Brazilian affiliate of AngloGold, is designated as the manager of the project and as such is responsible for the day-to-day operations of the mine.

Exploration and development history

      Inco first began geological, geochemical and geophysical reconnaissance work in the Crixás region in 1973. Detailed geological mapping and ground magnetic surveys were completed and diamond drilling was conducted from 1973 to 1976. In 1976, Inco discovered gold mineralization below a group of excavations known as the Mina III Old Workings and began concentrating its effort in that area.

      Subsequently, Inco decided to seek a partner to help fund further exploration and development and, in April 1983, Kennecott Corporation signed an option agreement to earn a 50% interest in the project. This agreement required the submission of a feasibility study and the commitment to spend $21 million. In 1986, Kennecott Corporation sold its participation in the project to an affiliate of Anglo American, which continued underground development and exploration and completed a bankable feasibility study in 1987.

      On October 16, 1987, the decision was made to proceed with the development of a mine and associated processing facilities having an annual throughput of 365,000 tonnes at a total capital cost of $67,896,000. Mining started in 1987 with ore being stockpiled on the surface. Development was largely completed by the end of 1989, enabling successful testing of the metallurgical circuit to take place through the fourth quarter of 1989. Initial doré bullion associated with this testing was poured on November 14, 1989. Initial gold sales from the project occurred in January, 1990.

      In 1993, a ramp decline was driven to provide further access to the Mina Nova orebody located approximately two kilometres from the existing mine. Exploration on this deposit occurred in 1995 and production began in 1996. During 1995, an exploration program involving 3,420 metres of drilling discovered an additional orebody to the south of Mina III, named Corpo Sul. An exploration drift reached this orebody in January, 1996.

      Positive exploration results at Palmeiras have almost doubled the available resource to some 255,000 oz, grading 8.79 g/t gold. A major deep drilling project took place in 2001 at Mina III. The deep drilling program at Mina III to investigate the potential of the lower thin quartz rich veins, below levels 600 to 800, was terminated with fairly limited success. While the main mineralized structures continue to exist, as evidenced by the quartz presence and abundant visible gold, the reported grades were generally not economic. More than 17,700 meters were drilled.

Geology and mineralization

      The Crixás property is situated in the Crixás greenstone belt in the State of Goiás in central Brazil and forms part of a well-preserved tract of Archean terrain which is composed of three slightly arcuate strips or belts of volcano-sedimentary rocks trending in an approximately north-south direction. It is intruded by granitic rocks and, in places, is partially covered by the Middle Proterozoic Araxá Group.

      The Mina III gold deposit occurs within folded metavolcanic and metasedimentary rocks of the Ribeirão das Antas Formation of Archean age. These rocks are well foliated, upper greenschist facies consisting largely of chlorite, biotite, graphite, carbonate and feldspar plus minor chloritoid and garnet. Although uniformly foliated, the schists do not commonly exhibit joints or shears.

      The Mina III deposit is a stratabound deposit. Mineralization occurs within three stratagraphic horizons referred to as the Upper, Intermediate and Lower Ore Zones. The ore grade portions of the three horizons are markedly elongated in a west-northwest direction and are stacked vertically above one another. About 60 metres of barren rock separate each ore zone from the next overlying zone.

      The Upper Zone ore is geologically complex and includes massive sulphide ore, chloritoid-garnet ore with lesser amounts of arsenopyrite, pyrrhotite and magnetite and sericite ore, a quartz-sericite schist with minor disseminated arsenopyrite and pyrrhotite. The Intermediate Zone ore is very similar to the Upper Zone and is sandwiched within a dolomite unit. This zone is less continuous than the other zones. The Lower Zone ore is associated with a very persistent metachert horizon which has been traced by drilling for 1,800 metres down plunge. Gold mineralization occurs within the metachert, at the footwall of the chert and in the foot and hangingwall of the graphite schists.

Reserves and resources summary

      The mineral reserves set forth below represent 100% of the Crixás deposit, in which TVX holds a 25% beneficial interest and a 50% legal interest.

      Reserves, consisting of diluted proven and probable mineral reserves, for the Crixás ore deposits, of which 0.540 million ounces of gold were in the proven category and 0.458 million ounces of gold were in the probable category, were estimated as follows:

Mineral Reserves

2001

	Proven			Probable

			Contained			Contained
Gold	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces

	(millions)	(g/t)	(millions)	(millions)	(g/t)	(millions)
Total	2.3	7.27	0.540	1.9	7.41	0.458

			Contained
December 31, 2001	Tonnes	Gold Grade	Gold Oz

(100%)	(millions)	(g/t)	(millions)
Mina III	2.7	8.98	0.769
Mina Nova	1.6	4.53	0.229

Total	4.3	7.33	0.998

			Contained
December 31, 2000	Tonnes	Gold Grade	Gold Oz

(100%)	(millions)	(g/t)	(millions)
Mina III	2.3	10.88	0.815
Mina Nova	1.8	4.63	0.270

Total	4.1	8.14	1.085

      There were no measured and indicated resources as at December 31, 2001. For more detail on reserves, please refer to the summary on pages B-6 to B-10.

Mining and processing

      The Crixás Mine is an underground operation accessed from surface by means of a decline ramp. The mining methods used are primarily mechanized cut-and-fill and room-and-pillar with some slusher mucking. Ore is transported to surface by 22.5 tonne trucks. Mining currently focuses on the Mina III deposit on the 100, 250, 300, 350 and 400 metre levels with the Mina Nova deposit contributing minimal feed.

      The ore is processed at an on-site mill which had an initial 365,000 tonnes per annum capacity. Following the completion in 1992 of an incremental expansion at a cost of $2.8 million, the rated annual capacity increased to 450,000 tonnes. A further increase in plant throughput to a rated annual capacity of 485,000 tonnes occurred in 1995. The mill operates 362 days per year and uses the Merrill-Crowe zinc precipitation process to recover gold. In 1996, an additional expansion to the plant occurred which increased capacity to 540,000 tonnes per year which was subsequently increased. In 2000, the underground mines operated at 365 days which allowed annual throughput to reach 725,000 tonnes. A gravimetric circuit installed in September 2001, continued to recover about 40% of the total gold production, reducing the inventory. Towards the end of 2001, a mechanized cut and fill stope trial was initiated on the lower quartz-rich vein currently being exploited by manual room and pillar methods. If successful, this method should result in increased productivity. To date, tests are showing encouraging results. TVX’s share of production in 2001 was 48,100 ounces at a cash cost of $110 per ounce.

      Mill tailings are deposited in a tailings area located in a natural valley approximately two kilometres from the plant. A second dam, located down the valley, acts as an overflow catchment area during periods of high rainfall. Decanted solutions from the tailings area are recirculated as mill process makeup water.

      In Brazil, electricity is predominantly (90%) sourced from hydro-electric power. Low rainfalls in recent years caused serious energy shortfalls. In response to this shortfall, all electricity users (both domestic and industrial) had been ordered, as from June 1, 2000, to reduce electricity draw-down from the grid by 20%. The Crixás mine secured alternative electricity supplies from rented generators and buying power on the market. All restrictions were lifted in the first quarter of 2002.

Summary of production and financial data

      The following table summarizes certain gold production and operating information relating to the Crixás Mine for the years indicated (100%):

	Years ended December 31,

	2001	2000	1999	1998	1997

Total tonnes milled	740,300	736,000	620,000	602,000	558,600
Average grade milled (grams per tonne)	8.5	8.5	8.0	7.8	7.5
Recovery rate (%)	95.3	95.4	98.0	95	95
Production (ounces)	192,300	192,800	124,000	144,200	128,100
Number of employees	451	434	435	433	441

      As a consequence of the formation of the TVX Newmont Americas joint venture, TVX’s participation in the earnings and production of the mine was reduced by one-half from July 1, 1999. As TVX controls the new TVX Newmont Americas joint venture entities, the financial results of the operating mines are consolidated and a 50% minority interest is deducted from these earnings. Prior to 1999, TVX’s proportionate share of the mine results (50%) is shown in the following selected financial information (000’s except for unit costs):

	Years ended December 31,

	2001	2000	1999	1998	1997

Revenue	$26,699	$26,774	$21,712	$20,329	$22,328

Cost of sales	10,719	10,624	9,694	11,623	11,978
Depletion and depreciation	5,007	4,897	4,623	4,143	3,884

	15,726	15,521	14,317	15,766	15,862

Earnings before the undernoted	10,973	11,253	7,395	4,563	6,466

Interest expense	534	1,131	741	711	646
Exploration	237	584	215	83	422
Other	(166)	(499)	(687)	(243)	(590)

	605	1,216	269	551	478

Earnings before the undernoted	10,368	10,037	7,126	4,012	5,988
Income taxes	1,325	2,529	2,474	438	1,165
Minority interests and participation rights	4,522	3,754	1,430	—	—

Net earnings	$4,521	$3,754	$3,222	$3,574	$4,823

Other financial information:
Capital expenditures	$3,254	$2,912	$2,362	$3,129	$3,720
Unit costs:
Cash cost per gold ounce	$110	$112	$125	$167	$187
Cash cost per tonne milled	29	29	31	39	43
Total production cost per gold ounce	161	164	184	227	247

      Cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading “Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to Statement of Operations” on page B-5.

Serra Grand debt

      Serra Grande continues to receive advances against future export commitments. These loans, denominated in U.S. dollars, totalled $7.2 million at December 31, 2001. Interest rates averaged 3.3% in 2001.

Brasília Mine

      The Morro do Ouro gold deposit at the Brasília Mine occupies a low hill adjacent to the town of Paracatu which is approximately 200 kilometres southeast of Brasília, the capital of Brazil, on the paved highway connecting Brasília with Belo Horizonte, the state capital of Minas Gerais.

      In early 1986, pursuant to agreements between Autram Mineração e Participações S.A., a Brazilian corporation, and two Brazilian subsidiaries of Rio Tinto-Zinc plc, Rio Paracatu Mineração S.A. and RTZM Mineração Ltda., Autram Mineração and RTZM Mineração entered into a joint venture for the purpose of developing a mine at Morro do Ouro located adjacent to the town of Paracatu, in the State of Minas Gerais. The Brasília Mine consists of two mining leases covering 1,258 hectares and 56 exploration applications which cover approximately 56,000 hectares. Rio Paracatu, which owns and operates the Brasília Mine, is owned 51% by RTZM Mineração and 49% by Autram Mineração. See “Risk Factors — Joint Ventures” on page B-42.

      Rio Paracatu, formerly a wholly-owned subsidiary of RTZM Mineração, explored and developed the properties comprising the Brasília Mine prior to TVX’s involvement. TVX acquired an initial 14.7% profits interest in the Brasília Mine in 1986 for providing a loan of $6 million to Rio Paracatu. In 1988, after the Brasília Mine had been completed and was operating at design capacity, TVX acquired a net 5% interest for $6.75 million from companies controlled by Eike Batista and Fernando L.V. Cabral Silva. TVX also acquired an option, subsequently exercised, from Bankers Trust Company of New York to acquire a further 3% interest in the mine for $4.95 million. During 1988, TVX’s interests in the Brasília mine were converted to a 68.8% equity interest in Autram Investimentos S.A. (one of the predecessor companies to TVX Participacoes Ltda.), which was equivalent to a 22.7% indirect interest in the Brasília Mine. On January 25, 1995, TVX increased its interest in the Brasília Mine to 33% by acquiring the remaining 31.2% of Autram Investmentos from APSA Participações S.A, the shareholders of which include Batista. At the end of 1997, TVX increased its interest in the Brasília Mine to 49% by acquiring the remaining 32.7% of Autram Mineração from Entech Inc., a subsidiary of Montana Power Company. Pursuant to the formation of the TVX Newmont Americas joint venture, TVX reduced its equity interest in the Brasília Mine to 24.5%. For further information, please refer to disclosure under the heading “Legal Proceedings — Litigation in Brazil” on page B-44.

Exploration and development

      Initial exploration by RTZM Mineração, which began work in the Paracatu area in 1980, indicated that the Morro do Ouro deposit was a large-tonnage, low-grade gold deposit amenable to large-scale, low-cost processing. Following completion of a positive feasibility study, RTZM Mineração decided to proceed with development of the Brasília Mine and engineering for the project began in 1985.

      A major exploration project was carried out during 2000 with $650,000 spent to explore the Calha sector with encouraging results. The 2001 exploration diamond drilling was also successful with reserves and resources being increased. Considering the increase in reserves, RTZM Mineração is initiating preliminary investigations into increasing mill throughput by up to 50%.

Geology and mineralization

      The host rock comprising the Morro do Ouro deposit lies within a sandstone-shale succession known as the Paracatu Formation. These rocks are part of the central Brazilian shield, are Proterozoic in age and form part of a marine sequence containing carbonates, shales and sandstone.

      The portion of the Paracatu Formation of economic interest is a very well laminated, dark grey phyllite with thin lenses of carbonate and lenses or single crystals of sulphides, and contains a thin but persistent band of quartzite and other thinner and less consistent sandstone horizons. Quartz is present as variably-sized occurrences up to 0.5 metres in size, called boudins. Gold is present as the native metal, alloyed with minor amounts of silver, and tends to occur around the quartz boudins particularly where the boudins are marked by layers of iron carbonates and/or pyrrhotite. The weathered 40 metre thick phyllite package was the object of the mining plan to the end of 1997 and has been subdivided from top to bottom into ore types C, T and B1. Underlying the B1 ore the mineralization extends for approximately 30 metres more, hosted in a layer of partially weathered phyllite with visible sulphide (total sulphur exceeds one per cent) and high graphitic content. The grade of this lower phyllite layer, known as type B2 ore, is similar to the remainder of the orebody.

Reserves and resources summary

      The mineral reserves and resources set forth below represent 100% of the Brasília deposit, in which TVX holds a 24.5% interest. Reserves, consisting of diluted proven and probable mineral reserves, for the Brasília ore deposit, of which 4.413 million ounces of gold were in the proven category and 0.671 million ounces of gold were in the probable category, were estimated as follows:

Mineral Reserves

2001

	Proven			Probable

			Contained			Contained
Gold and Gold Equivalent	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces

	(millions)	(g/t)	(millions)	(millions)	(g/t)	(millions)
Total	320.7	0.43	4.413	49.1	0.43	0.671

			Contained
December 31, 2001	Tonnes	Gold Grade	Gold Oz

	(millions)	(g/t)	(millions)
C/T/B1 and B2 zones	369.8	0.43	5.084

Total	369.8	0.43	5.084

			Contained
December 31, 2000	Tonnes	Gold Grade	Gold Oz

	(millions)	(g/t)	(millions)
C/T/B1 and B2 zones	260.8	0.42	3.563

Total	260.8	0.42	3.563

      Mineral resources at December 31, 2001, which include measured and indicated resources, were estimated as follows:

Mineral Resources

2001

	Measured		Indicated

Gold and Gold Equivalent	Tonnes	Grade	Tonnes	Grade

	(millions)	(g/t)	(millions)	(g/t)
Total	45.0	0.45	145.0	0.38

      For more detail on reserves and resources, please refer to the summaries on pages B-6 to B-10.

      The reserves and resources increased in 1997 due to the inclusion of the B2 ore zone. This zone was previously excluded because the sulphide content of the ore prevented the recovery of gold in the existing plant. During 1997, a major plant expansion and modifications were completed to allow recovery of gold from B2 ore resulting in the inclusion of this material into the resource/ reserve totals. Initial metallurgical problems treating this ore necessitated the commissioning of a fifth mill in 1999. TVX’s share of production in 2001 was 45,800 ounces at a cash cost of $191 per ounce.

Mining and processing

      The ore, which is mined from surface and requires no drilling or stripping, and minimal blasting, is loaded by front-end loaders into trucks which transport the ore to the crushers. In 1995, it was decided to replace the mining contractor, who was using 20-tonne trucks, with a fleet of 85-tonne and 100-tonne trucks owned by the mine, at a capital cost of $14 million. The new fleet commenced operations in February, 1996. Exploration started in 1999 to evaluate extensions of the orebody both laterally and at depth. The mill operates seven days a week, 24 hours a day, with feed for the plant obtained from stockpiles when the mine is not operating.

      The ore is crushed and ground prior to introduction into a flotation circuit. The concentrate is treated by gravimetric methods first and the coarser gold is recovered. The concentrate reject from the gravimetric plant is then treated by a conventional cyanidation and carbon-in-leach circuit developed by Rio Tinto-Zinc. Development of the orebody and the ore treatment plant cost a total of $65 million. The plant was completed in November, 1987 with full commercial production attained in April, 1988.

      The rated throughput of the processing plant was increased to 9.5 million tonnes per year in 1992 with the completion of a $12.9 million optimization project. The optimization project was designed to supplement mill grinding capacity by the installation of a larger rod mill and additional flotation cells, and an increase in process water supply. As a result of further improvements, including finer run-of-mine fragmentation and larger aperture mill trommels in 1993, the mill processed 13.4 million tonnes of ore in 1994 and 13.6 million tonnes in 1995. In 1996, an expansion of the existing facilities to 18 million tonnes per year at a cost of $65 million was approved. The expansion project was completed in December 1997. Commissioning of the new hydro-metallurgical plant continued into the first quarter of 1998. Commissioning problems dictated a change in the mining plan to treat a mixture of B1 and B2 material. The problems in the grinding circuit proved intractable and necessitated the installation of a fifth mill which was installed in 1999. At the end of 2000, following commissioning of the fifth mill, the plant was operating at 20 mtpa, the budgeted level. In 2001, a new grinding control system was installed which should optimize plant operation and recoveries. Significant repairs were required to all mills in 2001 due to the development of extensive cracks in welds directly associated with the processing of harder ore. In addition, heavy rains during the fourth quarter of 2001 necessitated a change in the mining plan, resulting in the processing of lower grade ore. By the end of 2001, all mills were operational and a new mine plan was being prepared to better blend the ore.

      In Brazil, electricity is predominantly (90%) sourced from hydro-electric power. Low rainfalls in recent years caused serious energy shortfalls. In response to this shortfall, all electricity users (both domestic and industrial) had been ordered, as from June 1, 2000, to reduce electricity draw-down from the grid by 20%. The Brasília mine secured alternative electricity supplies from rented generators and buying power on the market. All restrictions were lifted in the first quarter of 2002.

Environment

      Because of its close proximity to Paracatu, Brasília is very concerned with dust, noise control and water quality. Dust levels are monitored at several sites on the property as well as at three locations in Paracatu. Access and internal roads are surfaced with laterite and sprayed constantly with water, while dormant mine areas are sprayed with lime solution to prevent wind-generated dust. All process water is directed to the tailings area and tested daily to check acidity and the presence of chemicals, suspended solids, metals and oxygen. Groundwater monitoring wells drilled downstream from the treatment and collection ponds are tested for the same substances.

      As mining proceeds at Brasília, berms are constructed to screen the mine area and planted with vegetation. The mine supports its own nursery, which employs four horticulturalists, and is capable of providing 20,000 seedlings a year. Brasília’s facilities also include an environmental simulation laboratory where chemists are able to assess control methods for potential contaminants.

Summary of production and financial data

      The following table summarizes certain gold production and operating information relating to the Brasília Mine for the years indicated (100%):

	Years ended December 31,

	2001	2000	1999	1998	1997

Total tonnes milled	16,488,000	19,745,000	17,474,725	15,613,000	15,310,000
Average grade milled (grams per tonne)	0.45	0.47	0.45	0.48	0.47
Recovery rate (%)	78.3	75.8	73.4	72	74
Production (ounces)	186,900	228,800	185,200	181,300	156,500
Number of employees	512	512	510	460	558

      As a consequence of the formation of the TVX Newmont Americas joint venture, TVX’s participation in the earnings and production of the mine was reduced by one-half from July 1, 1999. As TVX controls the new TVX Newmont Americas joint venture entities, the financial results of the operating mines are consolidated and a 50% minority interest is deducted from these earnings. Prior to 1999, TVX’s proportionate share of the mine results (22.7% prior to January 25, 1995; 33% to December 31, 1997; 49% to June 30, 1999) is shown in the following selected financial information (000’s except for unit costs):

	Years ended December 31,

	2001	2000	1999	1998	1997

Revenue	$25,386	$30,361	$26,318	$25,784	$17,067

Cost of sales	17,953	19,402	16,608	20,409	11,129
Depletion and depreciation	5,091	8,079	7,296	7,714	5,331

	23,044	27,481	23,904	28,123	16,460

(Loss) earnings before the undernoted	2,342	2,880	2,414	(2,339)	607

Interest expense	575	505	3,406	4,706	2,514
Other	593	(4,060)	(6,306)	(5,602)	(749)

	1,168	(3,555)	(2,900)	(896)	1,765

Earnings (loss) before the undernoted	1,174	6,435	5,314	(1,443)	(1,158)
Income taxes (recovery)	(215)	253	—	—	365
Minority interests and participation rights	695	3,091	2,039	—	—

Net earnings (loss)	$694	$3,091	$3,275	$(1,443)	$(1,523)

Other financial information:
Capital expenditures	$2,004	$2,171	$4,636	$2,434	$12,532
Unit costs:
Cash cost per gold ounce	$191	$179	$176	$234	$215
Cash cost per tonne milled	2.20	2.00	1.90	2.70	2.20
Total production cost per gold ounce	246	254	253	322	319

      Cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading “Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to Statement of Operations” on page B-5.

Rio Paracatu debt

      Rio Paracatu continues to receive advances against future export commitments. These loans, totalling $67.0 million, are denominated in U.S. dollars and, in 2001, interest was charged at rates averaging 8.0%. These debts are utilized principally to arbitrage interest in Brazil and are supported by cash deposits of similar term.

Musselwhite Mine

      The Musselwhite property is operated as an unincorporated joint venture and is located in the vicinity of Opapimiskan Lake, 120 kilometres north of Pickle Lake, Ontario, Canada. Access to the property is by a 45 kilometre road from Provincial Highway 808 or by air from Pickle Lake. The property consists of a core of 338 leased mining claims bounded by 231 contiguous unpatented mining claims for a total of 569 claims covering an area of 9,118 hectares.

      The Musselwhite joint venture participants are Placer Dome Canada Limited (68.07%) and the TVX Newmont Americas joint venture (31.93%). Each party is responsible for funding the expenses incurred in any work program in proportion to its participating interest in the joint venture. Placer Canada is designated as the operator of the joint venture, and thus is responsible for preparing work programs and carrying out and supervising all work to be performed under each work program. The management committee is comprised of four members of whom two are the nominees of the TVX Newmont Americas joint venture. Decisions of the management committee require the approval of nominees representing at least a majority interest in the joint venture. See “Risk Factors — Joint Ventures” on page B-42.

      In 1962, two Ontario prospectors, Harold and Allan Musselwhite, discovered a gold-bearing quartz vein on the north shore of Lake Opapimiskan and in 1973, they obtained sufficient financing to carry out exploration on a relatively small scale. Exploration continued until 1980, during which time several small zones of gold mineralization were discovered.

      In 1980, a major drilling program resulted in the discovery of the West Anticline Zone (1 million tonnes averaging 7.5 grams of gold per tonne) and the Camp Zone (400,000 tonnes at 6.9 grams per tonne). Underground exploration of the West Anticline Zone was carried out from an adit in 1984 but structural complexities affected the calculated resource grade and activity moved elsewhere on the property. The East Bay Zones (formerly Snoppy Pond Zones) were found in 1985.

      In 1988 and 1989, a $17 million underground exploration program and a feasibility study were carried out. Mine construction was postponed due to the high cost of power and infrastructure.

      By the end of 1992, 12 zones of gold mineralization had been identified. The main Musselwhite deposit is a long narrow band that starts near the surface of Snoppy Pond, then plunges northwest to about 200 metres below surface at the edge of Lake Opapimiskan, reaching about 400 metres below surface under the lake.

      The 1993 work program focused on a new exploration strategy which was to improve the tonnage rather than the grade of material, thereby creating a much larger inventory of contained gold. In early 1993, this inventory amounted to 1.3 million ounces of gold.

      In 1993, diamond drilling, including barge drilling, and geological compilations were carried out. As a result of this exploration work, TVX and Placer Canada agreed to accelerate the underground exploration program for the Musselwhite project and to increase the 1994 expenditure from Cdn.$12 million to Cdn.$21.8 million. This increased expenditure was designed to complete exploration and to advance the project to the feasibility stage.

      The 1994 work program included infill surface drilling, dewatering the underground workings, driving an access ramp to the T-Antiform Zone and underground diamond drilling. Drifts and raises were positioned along the mineralized zones to gather detailed geological and engineering information. Construction of the ramp and related underground work were completed to enable the detailed drilling and sampling necessary to upgrade the measured and indicated resource estimate.

      Total costs for the 1995 program were approximately $15 million and included the construction of a 45-kilometre all-weather road to the property and a feasibility study which was completed in the first quarter of 1996 when a production decision was made.

      Exploration work in 1997 identified additional resources. Of particular interest was shallow-depth mineralization outlined at Snoppy Pond which was included in the 1998 year end reserve statement for the first time. Drilling activity in 2000 added 234,999 oz to the reserves before production of 255,883 oz resulting in a net decrease in reserve of 20,884 oz. Exploration drilling continued to identify additions to the resource base.

Geology and mineralization

      The Musselwhite property ore zones are situated within the Weagamow-North Caribou Greenstone Belt of the Sachigo sub-province of the Superior geologic province. Gold bearing mineralization is characteristically hosted in folded oxide-silicate facies banded iron formations. The main deposits are developed as a series of sub-vertical tabular bodies along the tightly-folded 15 to 18 degree northwesterly plunging T-Antiform structure. Gold mineralization in the West Anticline zone occurs within quartz-pyrrhotite-albite- almandine veinlets and lenses which parallel a secondary deformation axial planar cleavage, and as stratabound disseminated mineralization. Other deposits are developed along the limbs and subsidiary fold structures within the larger East Bay Synform and West Anticline.

Reserves and resources summary

      The mineral reserves and resources set forth below represent 100% of the Musselwhite deposit in which TVX holds a 16% interest. Reserves, consisting of diluted proven and probable mineral reserves for the Musselwhite ore deposits, of which 1.882 million ounces of gold were in the proven category and 0.411 million ounces of gold were in the probable category, were estimated as follows:

Mineral Reserves

2001

	Proven			Probable

			Contained			Contained
Gold	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces

	(millions)	(g/t)	(millions)	(millions)	(g/t)	(millions)
Total	10.2	5.73	1.882	10.2	4.78	0.411

			Contained
December 31, 2001	Tonnes	Gold Grade	Gold Oz

	(millions)	(g/t)	(millions)
Total	12.9	5.53	2.293

			Contained
December 31, 2000	Tonnes	Gold Grade	Gold Oz

	(millions)	(g/t)	(millions)
Total	14.2	5.58	2.545

      Mineral resources at December 31, 2001, which include measured and indicated resources, are estimated as follows:

Mineral Resources

2001

	Measured		Indicated

Gold	Tonnes	Grade	Tonnes	Grade

	(millions)	(g/t)	(millions)	(g/t)
Total	2.5	7.63	0.5	11.87

      For more detail on reserves and resources, please refer to the summaries on pages B-6 to B-10.

Mining and processing

      In February 1996, the joint venture participants made a decision to construct a gold mine on the Musselwhite property. Gold production began in March 1997 and the mine was projected to produce approximately 200,000 ounces of gold per year for 11 years, at an estimated average cash cost of $210 per ounce. The capital cost of placing the mine in production was $170 million, of which TVX’s share was $54 million.

      The feasibility study by Placer Canada envisaged a two-stage mining plan. In the first stage, a decline ramp would access ore in the top levels of the mine, using truck haulage to the mill, followed in later years by deeper underground mining requiring shaft access and ore hoisting. In addition, lower-grade ore from a small open pit was developed early to create an ore stockpile. The mill has a nominal capacity of 3,300 tonnes of ore per day employing conventional gravity separation, cyanide leach and carbon-in-pulp processes. The ore is free-milling, providing gold recoveries of about 95%. In 2001, throughput increased to 3,650 tonnes per day through an amendment to an agreement with the local First Nations communities. Two backfill pillar failures in 2001 directly impacted mine tonnage and required the mining of some lower grade stopes. In addition, construction on a conveyor project costing approximately Cdn.$25 million was commenced during 2001, which is scheduled to reduce truck haulage and related costs; while behind schedule and over budget, the project should be completed during the third quarter of 2002.

      Mining and milling are carried out at approximately 1.2 million tonnes of ore per year. The mine is a fly in, fly out operation and power is provided by a transmission line connected to the provincial power grid at Pickle Lake.

      The mine commenced full operations in 1997 and provided 282 new jobs in the region. A key element of the project is an agreement ensuring the active participation of the local First Nations communities. Environmental impact and reclamation plans, including measures to protect water quality in rivers and lakes, have been approved by the province of Ontario and the Government of Canada.

      TVX’s share of production in 2001 was 37,300 ounces at a cash cost of $192 per ounce.

Summary of production and financial data

      The following table summarizes certain gold production and operating information relating to the Musselwhite Mine for the years indicated (100%):

	Years ended December 31,

	2001	2000	1999	1998	1997

Total tonnes milled	1,291,400	1,228,100	1,218,931	1,194,500	961,400
Average grade milled (grams per tonne)	5.9	6.5	5.6	5.5	5.3
Recovery rate (%)	95.3	95.8	95	95	94
Production (ounces)	233,600	244,600	209,176	199,700	153,100
Number of employees	319	262	272	263	241

      As a consequence of the formation of the TVX Newmont Americas joint venture, TVX’s participation in the earnings and production of the mine was reduced by one-half from July 1, 1999. As TVX controls the new TVX Newmont Americas joint venture entities, the financial results of the operating mines are consolidated and a 50% minority interest is deducted from these earnings. Prior to 1999, TVX’s proportionate share of the mine results (32%) is shown in the following selected financial information (000’s except for unit costs):

	Years ended December 31,

	2001	2000	1999	1998	1997(1)

Revenue	$20,122	$21,892	$18,507	$18,864	$14,751

Cost of sales	14,281	12,526	11,924	11,790	9,704
Depletion and depreciation	5,904	5,922	7,477	7,504	5,643

	20,185	18,448	19,401	19,294	15,347

Earnings (loss) before the undernoted	(63)	3,444	(894)	(430)	(596)

Exploration	488	555	255	216	587
Other	47	166	29	272	82

	535	721	284	488	669

Earnings (loss) before the undernoted	(598)	2,723	(1,178)	(918)	(1,265)
Income taxes	—	—	—	—	—
Minority interests and participation rights	(299)	1,362	(112)	—	—

Net earnings (loss)	$(299)	$1,361	$(1,066)	$(918)	$(1,265)

Other financial information:
Capital expenditures	$4,032	$1,076	$2,017	$1,708	$24,226
Unit costs:
Cash cost per gold ounce	$192	$161	$180	$184	$208
Cash cost per tonne milled	35	32	31	31	32
Total production cost per gold ounce	272	237	293	301	329

(1)	For accounting purposes, production commenced April 1, 1997.

     Cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading “Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to Statement of Operations” on page B-5.

New Britannia Mine

      The New Britannia Mine is located in the town of Snow Lake in the province of Manitoba, Canada. Snow Lake is located approximately 700 kilometres northwest of Winnipeg, the capital of the province.

      The New Britannia Mine is a joint venture which began commissioning in September, 1995. This underground, shaft accessed mine is owned 50% by the TVX Newmont Americas joint venture and 50% by High River Gold Mines Ltd., with the TVX Newmont Americas joint venture as the operator and High River acting as the exploration manager. TVX acquired a 50% interest on June 14, 1994 from High River by transferring back to High River TVX’s approximately 32% equity interest in High River and High River share purchase warrants and agreeing to arrange financing for the project. TVX immediately made a production decision and commenced a development project which included mine dewatering, mine development, surface facility construction and shaft rehabilitation. Production commenced in November 1995. The TVX interest was reduced to 25% as a result of the formation of the TVX Newmont Americas joint venture. See “Risk Factors — Joint Ventures” on page B-42.

      The New Britannia Mine property consists of two mining leases and 25 contiguous optioned mining claims comprising 2,304 hectares. The mining leases are granted for 21-year terms which expire in 2013 and 2016. The optioned claims are subject to net smelter royalties of 1.5% to 2.0% on exercise of the option and require annual work commitments.

Geology and mineralization

      The New Britannia Mine (formerly the Nor Acme Mine) is a former producing gold mine which was in commercial production from 1947 through 1958 and produced 4.9 million tonnes of ore grading 5.1 grams of gold per tonne resulting in 620,000 ounces of gold. All commercial gold production was mined above the 460 metre level and, in 1958, the mine had been developed down to the 540 metre level.

      The New Britannia gold deposit consists of the Main Zone which is subdivided into the Toots, Dick, Ruttan and Hogg zones. The New Britannia gold deposit is located within the Aphebian Flin Flon/Snow Lake Greenstone Belt, an assemblage of polydeformed volcano-sedimentary supracrustal sequences intruded by pre- and sin-tectonic ultramafic and mafic intrusions and sin- to post-tectonic granitoid.

      The gold deposit consists of quartz-carbonate alteration zones emplaced in a simple intercalated sequence of altered felsic and mafic volcanics and pyroclastics. The host rocks are altered and include varying proportions of quartz and carbonate. The contacts of the mineralized zones are often gradational, although sharp shear and fault contacts are noted. A biotite alteration halo occurs within a few feet of the mineralized zone.

      The main controls of the location of the mineralization within the New Britannia deposit are contacts between rocks of different competency, warps within a subparallel, east trending, north dipping fault splay, and a change in the dip of the fault plane.

      Auriferous replacement zones in mafic rocks are composed of quartz, albite, carbonate (mainly calcite), biotite, secondary amphibole and locally diopside. Metallic minerals are arsenopyrite (1.0%), pyrrhotite, pyrite, traces of chalcopyrite and sphalerite, and occasionally visible gold. Total sulphide content averages less than 5%. Gold is associated with arsenopyrite, especially when it occurs as a mesh of fine needles.

      Three other zones of mineralization have been identified north of the Main Zone. These are, proceeding in a northerly direction from the Main Zone, the Boundary Zone, the No. 3 Zone and the Birch Zone. Development of the No. 3 Zone began in the fall of 1994 with development and production ore stockpiled, and used for early mill feed upon completion of the mill.

      Exploration programs conducted in 1980 through 1982, 1987 through 1991 and 1993 identified additional resources which resulted in a decision to place the deposit into production.

Reserves and resources summary

      The mineral reserves and resources set forth below represent 100% of the New Britannia deposit, in which TVX holds a 25% interest. Reserves, consisting of diluted proven and probable mineral reserves for the New Britannia gold deposits, of which 0.075 million ounces of gold were in the proven category and 0.283 million ounces of gold were in the probable category, were estimated as follows:

Mineral Reserves

2001

	Proven			Probable

			Contained			Contained
Gold	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces

	(millions)	(g/t)	(millions)	(millions)	(g/t)	(millions)
Total	0.4	5.42	0.075	1.9	4.73	0.283

			Contained
December 31, 2001	Tonnes	Gold Grade	Gold Oz

	(millions)	(g/t)	(millions)
Main	2.3	4.86	0.358

Total	2.3	4.86	0.358

			Contained
December 31, 2000	Tonnes	Gold Grade	Gold Oz

	(millions)	(g/t)	(millions)
Main	2.8	5.33	0.478

Total	2.8	5.33	0.478

      Mineral resources at December 31, 2001, which include measured and indicated resources, are estimated as follows:

Mineral Resources

2001

	Measured		Indicated

Gold and Gold Equivalent	Tonnes	Grade	Tonnes	Grade

	(millions)	(g/t)	(millions)	(g/t)
Total	0.052	3.45	1.360	3.51

      For more detail on reserves and resources, please refer to the summaries on pages B-6 to B-10.

      Diamond drilling in 1999 was successful in replacing the 1999 gold production and maintaining the reserves at previous levels. 2000 was the first year since 1995 that the mine failed to replace annual production. The principal reason was a reduction in gold price used in the reserve calculation from $325 to $290/oz. In addition, a reduction in exploration diamond drilling during 2000 further contributed to the lower gold reserves.

Mining and processing

      Rehabilitation of the main mine started in January 1995, and development began in May 1995, with the first development ore being skipped in November, 1995. The main method of development in the Toots Zone is conventional drilling and blasting, with mucking by captive equipment. The new development in the Dick and Ruttan Zones below the 540 metre level is mechanized, with electric-hydraulic jumbos, 6-yard scoops and 24 tonne trucks. The mining method is sublevel retreat, longhole stoping, using both electric-hydraulic and pneumatic drills.

      A 1,010 metre deep, five-compartment shaft provides access to the mine for men and materials. The shaft is also used to move ore to the surface from underground loading pockets. Ore is moved to the shaft from operating workings using high speed tracked haulage along the 390 and 915 metre levels. Waste rock is hoisted to surface and used as backfill underground.

      Shaft deepening commenced in May 1994, reaching a final depth of 1,010 metres in late December 1994. Development of the 920 metre level haulage drift and 950 metre level began in early 1996.

      The mill facilities were completed in October 1995, with a rated capacity of 1,850 tonnes per day, 24 hours a day, 365 days per year to process 660,000 tonnes per annum. Plant capacity has subsequently been found capable of exceeding 2,000 tonnes per day. Total capital costs to bring the mine into production were $37.9 million. The mill uses conventional crushing, grinding and carbon-in-pulp technology. The introduction of the Alimak mining method is currently being evaluated and if successful, will allow the exploitation of portions of the New Britannia orebody, such as the Upper Toots Zone, which to date could not be economically mined using longhole methods. Total mine production in 2001 increased to 114,500 ounces (with TVX’s share being 28,600 ounces) with cash costs declining to $187 per ounce.

Environment

      The operation’s location within the Snow Lake community calls for particular attention to be paid to dust and noise control.

Summary of production and financial data

      The following table summarizes certain gold production and operating information relating to the New Britannia Mine for the years indicated (100%):

	Years ended December 31,

	2001	2000	1999	1998	1997

Total tonnes milled	721,700	743,862	786,520	733,700	688,200
Average grade milled (grams per tonne)	5.3	4.8	4.4	4.5	4.6
Recovery rate (%)	93.8	92.8	91.0	91	90
Production (ounces)	114,500	105,512	100,911	97,600	91,400
Number of employees	241	243	242	250	275

      As a consequence of the formation of the TVX Newmont Americas joint venture, TVX’s participation in the earnings and production of the mine was reduced by one-half from July 1, 1999. As TVX controls the new TVX Newmont Americas joint venture entities, the financial results of the operating mines are consolidated and a 50% minority interest is deducted from these earnings. Prior to 1999, TVX’s proportionate share of the mine results (50%) is shown in the following selected financial information (000’s except for unit costs):

	Years ended December 31,

	2001	2000	1999	1998	1997

Revenue	$15,289	$14,552	$15,202	$21,472	$19,311

Cost of sales	10,537	10,992	10,805	11,783	12,621
Depletion and depreciation	5,916	4,158	4,364	4,848	4,936

	16,453	15,150	15,169	16,631	17,557

Earnings (loss) before the undernoted	(1,164)	(598)	33	4,841	1,754

Mining property write-down	8,000	—	—	—	—
Interest expense	—	—	—	—	729
Exploration	466	515	530	855	1,539
Other	62	28	—	437	21

	8,528	543	530	1,292	2,289

Earnings (loss) before the undernoted	(9,692)	(1,141)	(497)	3,549	(535)
Income taxes	—	—	—	—	—
Minority interests and participation rights	(4,846)	(571)	(250)	—	—

Net earnings (loss)	$(4,846)	$(570)	$(247)	$3,549	$(535)

Other financial information:
Capital expenditures	$1,298	$1,612	$1,435	$2,678	$3,894
Unit costs:
Cash cost per gold ounce	$187	$213	$216	$238	$279
Cash cost per tonne milled	29	30	27	32	37
Total production cost per gold ounce	292	293	303	336	388

      Cash costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading “Calculation of Cash Costs, Production Costs and Realized Revenue and Reconciliation to Statement of Operations” on page B-5.

Stratoni Operations

      The Stratoni operation is comprised of the Madem Lakkos and Mavres Petres Mines and the Stratoni Mill and produces lead-silver and zinc concentrates. These mines and mill were part of the Hellenic Gold Properties acquired by TVX in 1995. For further information please refer to the disclosure under the headings “Development Properties — Hellenic Gold Properties” on page B-33, “Legal Proceedings — Litigation in Greece” on page B-44 and “Legal Proceedings — The Hellenic Gold Properties Litigation” on page B-45.

Geology and mineralization

      The Madem Lakkos and Mavres Petres deposits are skarn deposits. The sulphide mineralization consists of galena, sphalerite, pyrite, arsenopyrite, chalcopyrite, tennantite-tetrahedrite and a wide range of other metallic minerals including cubanite and galenobismuthite. Gangue minerals are mainly calcite, sericite, quartz and rhodochrosite. Mineralization at both the Madem Lakkos and Mavres Petres deposits occurs within marble units or along the contacts between marble and the overlying schists and gneisses and is controlled by the marble/ schist-gneiss contact.

      Resources at Madem Lakkos and Mavres Petres were sufficient for the production of approximately 337,000 tonnes of ore in 2001, with head grades averaging 10.5% zinc, 8.7% lead and 214 grams per tonne of silver. Operations at the Mavres Petres deposit, located two kilometres from Madem Lakkos, were suspended when TVX completed its purchase of the complex and investigation work commenced to examine the potential for reopening the Mavres Petres mine. Following a positive result to this study, the mine was brought back into production in 2000. The reserves of Madem Lakkos are essentially depleted. Reserves at the Mavres Petres mine are sufficient to sustain production for 4.5 years at a milling rate of approximately 450,000 tonnes per annum.

Reserves and resources summary

      The mineral reserves and resources set forth below represent 100% of the Stratoni deposit. TVX’s 100% interest is subject to a 12% carried interest and a right to acquire a 12% participating interest in favour of certain third parties. Reserves, consisting of diluted proven and probable mineral reserves, for the Stratoni ore deposits were estimated as follows;

Mineral Reserves

December 31, 2001	Tonnes	Grade

	(000s)	(g/t) Ag	(%) Pb	(%) Zn
Reserves	2,100	200	7.9	10.9

Total Reserves	2,100	200	7.9	10.9

December 31, 2000	Tonnes	Grade

	(000s)	(g/t) Ag	(%) Pb	(%) Zn
Reserves	643	202	8.7	10.2

Total Reserves	643	202	8.7	10.2

      There were no measured or indicated resources as at December 31, 2001. For further information on reserves, please refer to a summary on pages B-6 to B-10.

Mining and processing

      The Madem Lakkos mine is accessed from the surface through a 315-metre vertical shaft. The Mavres Petres mine is accessed by an adit, and a newly mined internal decline provides access to the production levels. In both mines, the mining method is a mixture of longitudinal and transversal drift-and-fill, with cemented backfill. A re-development and mechanization program at Mavres Petres was successfully completed in 2001 and the mine will become the only source of run-of-mine ore after the scheduled closure of Madem Lakkos at the end of the first quarter of 2002.

      TVX Hellas began shipping lead-silver and zinc concentrates from the Stratoni mill in July 1996 after completing the basic refurbishment of the mill, which had the capacity to treat 1,000 tonnes per day of ore. Further work was done in the mill in 2001, increasing the capacity to 1,300 tonnes per day (450,000 tpa). The ore from Mavres Petres and Madem Lakkos is blended and treated in the Stratoni mill, producing lead/silver and zinc concentrates containing approximately 73% lead with 1,700 g/t of silver, and 54% zinc, respectively.

      The existing power supply and distribution system is adequate to meet the current and planned future requirements at the Mavres Petres and Madem Lakkos mines and the Stratoni mill.

      The Stratoni operation completed in 2001 its second full year as a separate business unit within TVX Hellas, essentially on a break-even basis. Although the results were negatively affected by permitting restrictions imposed by the inspector of mines, the production of lead and zinc concentrates in 2001 did increase 70% and 90%, respectively, compared to 2000. This was achieved through the mechanization of the Mavres Petres mine, and the implementation in January 2001 of a six-day workweek for the mines and continuous milling operations.

Summary of production and financial data

      The following table summarizes lead, zinc and silver production and certain operating information relating to Stratoni for the years ended December 31, 2001 and 2000:

	Years ended
	December 31,

	2001	2000

Tonnes milled	337,000	183,000
Grade
Lead (%)	8.65	9.73
Zinc (%)	10.46	10.57
Silver g/tonne	214	199
Recovery
Lead (%)	90.8	87.4
Zinc (%)	90.0	86.8
Silver (%)	86.5	84.2
Metal production (000s)
Lead (tonnes)	26.5	15.6
Zinc (tonnes)	31.7	16.8
Silver (ounces)	2,005	985
Number of employees	500	550

	Years ended
	December 31,

	2001	2000

Revenue	$24,160	$16,081

Cost of sales	22,530	16,004
Depletion and depreciation	1,871	1,003

	24,401	17,007

Loss from mining operations	(241)	(926)
Exploration	—	146

Loss before the undernoted	(241)	(1,072)
Income taxes	—	—

Net loss	$(241)	$(1,072)

Other financial information:
Capital expenditures	$3,471	$3,258
Unit operating costs ($/tonne milled)	72	93

Non-Operating Mines

Mineral Hill Mine

      Operations at Mineral Hill Mine in Montana, U.S.A. were suspended in September, 1996; care and maintenance continued with water treatment being the principal activity. Ongoing attempts to find a purchaser of the site were unsuccessful and, consequently, the development and permitting of a closure plan began in 1999. TVX entered into an agreement with Amerikanuak, Inc. whereby Amerikanuak agreed to manage the permitting process and, subsequently, the closure and reclamation of the site on behalf of TVX. This process is expected to be completed in 2002.

      The TVX Mineral Hill Mine property, located adjacent to Yellowstone National Park and within the Gallatin National Forest, possesses outstanding natural characteristics, wildlife habitats and historic and educational attributes. After discussions with government officials and interested parties, it is the intention of TVX to donate the property to the United States Forest Service upon completion of the reclamation program. Should the donation not occur, TVX will consider other disposal options, including private sale.

DEVELOPMENT PROPERTIES

Hellenic Gold Properties

      The Hellenic Gold Properties are owned by TVX Hellas, an indirect, wholly-owned subsidiary of TVX, and are located on the eastern coastal region of the Chalkidiki Peninsula in northeastern Greece, approximately 100 kilometres east of Thessaloniki, Greece’s second largest city. The mining concessions cover a total area of 31,400 hectares and include the Olympias mine and mill, the Skouries gold-copper deposit, the Madem Lakkos and Mavres Petres mines along with the base metal and silver processing facility at Stratoni.

      On March 3, 1995, TVX announced that it had been named as the successful bidder for the purchase and development of the Hellenic Gold Properties’ assets in Greece. On December 21, 1995, TVX acquired the assets for approximately $46 million. Approximately $19 million was paid on closing with five equal installments, plus interest, due on the anniversary dates of the closing. The final installment was paid in December 2000.

      Pursuant to the October, 1998 judgment of the Ontario Court of Justice and the 2000 judgment of the Ontario Court of Appeal, TVX holds a 12% carried interest and a right to acquire a 12% participating interest in the Hellenic Gold Properties as constructive trustee for the three individuals. In July, 1999, TVX entered into a settlement agreement with 1235866 Ontario Inc. whereby, should 1235866 be successful in its claim against the three individuals, TVX would recognize 1235866 holding a 12% carried interest and a right to acquire a 12% participating interest. For further information, please refer to the disclosure under the heading “Legal Proceedings — The Hellenic Gold Properties Litigation” on page B-45.

      Greece, which receives the funds from the European Union, makes available cash grants for projects such as the Hellenic Gold Properties to subsidize part of the investment cost. TVX Hellas has been granted a subsidy on the Olympias project of GrD 16,056,641,000 and a 35% subsidy on interest expense on loans up to a maximum principal balance of GrD 11,469,031,000.

      The total manpower of TVX Hellas as of December 31, 2001 was 500. Pursuant to the acquisition agreement, TVX agreed to maintain employment of 550 former employees at the mine properties until December 21, 1998 and to employ a further 50 employees in the operation of the gold plant for at least three years. In addition, during the construction of the gold plant, the contractor will be required to offer employment to at least 150 former employees for at least 18 months. A portion of the costs for certain of these employees was borne by the Greek government. The requirement to employ the 550 has now fallen away. The requirement to employ a further 50 in the gold plant was cancelled upon a severance package being agreed with the relevant personnel.

      As part of the acquisition agreement, TVX Hellas has completed its commitment to spend at least $7.3 million for environmental programs and studies to improve existing environmental conditions. However, apart from these liabilities, which have been fulfilled, TVX Hellas has no liability for pre-existing conditions at the Hellenic Gold Properties.

Geology and mineralization

      The Hellenic Gold ore deposits are found within the Serbo-Macedonian Massif which comprises a series of Paleozoic and/or older rocks, extending northward into Bulgaria and eastern Yugoslavia. The Serbo-Macedonian

Massif is subdivided into the Kerdyllia formation in the east and the Vertiskos formation in the west. The contact between the two formations is poorly defined; nevertheless, there is locally a major fracture zone — the Stratoni thrust fault. The Kerdyllia formation consists of biotite gneiss interbedded with hornblende gneiss, amphibolite and marble layers. The overlying Vertiskos formation is composed mainly of a mica gneiss with intercalations of garnet-tourmaline, sillimanite and quartz-feldspar gneiss and ortho-amphibolite.

Skouries

      The Skouries deposit is located in the southwest of the Hellenic Gold concessions, approximately 10 kilometres from the Aegean coast in a sparsely populated area and 15 kilometres southwest of the Olympias mine.

          Exploration and development history

      Previous exploration was carried out in the 1960s by Nippon Mining and Placer Development, and in the mid-1970s by the previous mine owners. This work indicated a gold-copper porphyry deposit to a depth of about 400 metres containing 72 million tonnes averaging 0.7 grams of gold per tonne and 0.5% copper.

      From 1996 to 1998, TVX completed three drilling campaigns to define the reserves and resources at Skouries. The first campaign was performed between August 1996 and December 1996, with a total of 15,501 metres of diamond drilling completed. The second campaign was performed between February 1997 and December 1997, with a total of 41,971.5 metres of diamond drilling completed. The final campaign was initiated in February 1998 and concluded by December 1998, with a total of 65,100 metres of diamond drilling completed.

          Geology and mineralization

      The TVX exploration program, which took three years and was completed in 1998, confirmed Skouries to be a classic, pipe-shaped, gold-copper porphyry. Ore grade mineralization appears to be continuous to a depth of 800 metres in the central parts of the deposit. Within the deposit, two high grade zones are indicated, one from surface to a depth of about 200 metres grading 1.0 gram of gold per tonne and 0.6% copper, and the other a deep core zone extending from a depth of 300 metres to 550 metres and averaging 1.5 grams of gold per tonne and 0.8% copper.

      The dominant rock types in the deposit are a core of porphyry surrounded by schist with inter-fingering of porphyry dykes. The porphyry is of fair to good quality, moderately to widely jointed rock mass with high intact rock strength. The mining rock mass quality and intact rock strength of the schist is variable. It is typically a fair mining quality rock mass with poor mining rock quality zones.

          Reserves and resources summary

      The mineral reserves and resources set forth below represent 100% of the Skouries deposit. TVX’s 100% interest is subject to a 12% carried interest and the right to acquire a 12% participating interest in favour of certain third parties. Reserves, consisting of diluted proven and probable mineral reserves, for the Skouries ore deposit, of which 0.656 million ounces of gold were in the proven category and 3.059 million ounces of gold were in the probable category, were estimated as follows:

Mineral Reserves

2001

	Proven			Probable

			Contained			Contained
Gold	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces

	(millions)	(g/t)	(millions)	(millions)	(g/t)	(millions)
Total	20.3	1.01	0.656	109.2	0.87	3.059

				Contained
December 31, 2001	Tonnes	Gold Grade	Copper Grade	Gold Oz

	(millions)	(g/t)%		(millions)
Open Pit	24.8	0.99	0.57	0.786
Sub Level Cave	46.2	1.08	0.61	1.610
Block Cave	58.6	0.70	0.51	1.320

Total	129.6	0.89	0.56	3.716

      Mineral resources at December 31, 2001, which include indicated resources, are unchanged from 2000 and are estimated as follows:

Mineral Resources

	2001

	Indicated

Gold	Tonnes	Grade

	(millions)	(g/t)
Total	61.7	0.67

      For more detail on reserves and resources, please see the summaries on pages B-6 to B-10.

      As at December 31, 2001, the Skouries deposit also contained proven and probable reserves of 129.55 million tonnes grading 0.56% copper and indicated resources of 61.69 million tonnes grading 0.54% copper. The copper reserves and resources are unchanged from December 31, 2000.

          Mining and processing

      In the feasibility study completed by Kvaerner Metals in September 1998, three phases of mining were scheduled; open pit, sublevel cave and block cave. The open pit would provide initial feed from the upper high grade zone, including 8 million tonnes of oxides, followed by sublevel cave to extract the lower high grade zone and finally block cave for the lower grade material at depth.

      The process plant design currently provides for a nominal 18,000 tonnes per day throughput, and comprises gyratory primary crushing for both open pit and underground ore, coarse ore stockpile and recovery system, single-stream SAG/ Ball Mill grinding and cyclone classification, free gold recovery by gravity separation and production of doré, flotation, tailing thickening and disposal, concentrates thickening, filtration and transport by road to Stratoni, port storage and ship loading for export to smelters and refineries.

      The development of the mining and processing associated with the Skouries project will require the provision of both process water supply and means of safe, efficient and environmentally acceptable disposal of mineral waste. Tailings dam and project water management studies have been carried out for the feasibility study to develop a preliminary site water management strategy and a tailings facility at four tailings dam site options.

      The process plant will be supported by a comprehensive operational support complex comprising maintenance facilities, stores, changehouses, offices, first aid, mine rescue, mess facilities, security, fencing, explosives magazines and process plant mobile equipment.

      Metallurgical testwork and studies have been performed on composite selected core samples from the major rock types in the areas of grinding, gravity concentration, flotation, tailings characterization and mineralogy. Based on this information, the criteria for process plant and infrastructure design was established. Further plant testwork will be undertaken during the basic engineering phase to give some improved level of confidence necessary to specify equipment in some areas, which will include tailing and concentrate settling and concentrate filtration tests. Preliminary metallurgical testwork indicates processing will be straightforward and will produce a copper concentrate containing between 30 to 60 grams of gold per tonne and 26 to 30% copper. Some coarser gold will also be recovered by gravity concentration.

      Assuming an initial open pit operation of 18,000 tonnes per day, the capital cost of building these facilities would be $240 million. The resulting production would be 200,000 ounces of gold per year at an expected cash cost of less than $100 per ounce net of copper revenue credits, assuming a copper price of $0.80 per pound. The capital cost estimate includes direct costs of equipment, construction material and labour, as well as indirect costs such as engineering, procurement and construction, management and ownership costs. It is the current intention of TVX to seek a joint venture partner in connection with the development of Skouries.

          Permits

      TVX has not yet begun the permitting process which it anticipates will commence in 2003. The estimated period for completion of all necessary permitting for the commencement of construction at Skouries is approximately three and a half to four years. The following sets forth the required approvals and permits and the time in which TVX expects to obtain such approvals required to develop its Skouries project:

(a) pre-assessment of environmental impact approval (2003 through 2006)

(b) environmental impact study approval (2003 through 2004)

(c) technical study approval (2004 through 2005)

(d) forest area concession approval (during 2005)

(e) building construction permit approval (2004 through 2005)

(f) waste disposal study approval (2004 through 2005)

(g) fire fighting study approval (2004 through 2005)

(h) plant and dam construction permit approval (2005 through 2006)

      TVX believes there is a high level of assurance that the project will receive all required approvals for development.

Olympias

      On March 1, 2002, the Conseil d’Etat, the Greek Supreme Court, issued a judgment which annulled the purportedly valid permits, including Environmental Impact Study approval, issued by the Greek Government to TVX Hellas with respect to the Olympias project. The Conseil d’Etat ruling effectively prohibits development of the Olympias project. TVX is reviewing its options, including legal remedies, with respect to recovering its investment in Greece. Given the court decision, TVX took a write down of approximately $198.5 million, reducing the carrying value of the Olympias project to zero. Until a decision is made on the future of the Olympias project, the following disclosure is included for historical information purposes. For further information, please refer to the disclosure under the heading “Legal Proceedings — Litigation in Greece” on page B-44.

          Geology and mineralization

      The Olympias deposit is a stratabound, polymetallic, gold-silver-zinc-lead deposit. Gold occurs primarily within fine to medium grained arsenopyrite and arsenic-rich pyrite and is spatially associated with the massive sulphide mineralization. The deposit consists of three zones which occur along a folded contact between marble and overlying schists and gneisses. The West Zone is a massive lensoidal orebody dipping 30 to 35 with an average width of 11 metres, a strike length of 350 metres and a down-dip length of 1,500 metres and occurs along the western flank of an anticline. Located 300 metres east of the West Zone, the East Zone dips at 33 and has an average thickness of 9 metres, a strike length of 250 metres and a down dip extent of 550 metres. The East Zone is located along the crest of an adjacent anticline. A third zone of mineralization, the Second Horizon, underlies the West Zone at its deepest location and is open to depth.

      An intensive drilling program began at the Olympias mine in late 1996, and was completed in 1998, by which time 72,000 meters of diamond drilling had been achieved. Based on that information, and a re-evaluation of the existing gold-bearing stockpiles and tailings, the mineral resources were estimated in 2000. No re-estimation was undertaken in 2001, however, following the decision by the Conseil d’Etat, all reserves were re-classified as resources resulting in an elimination of reserve gold ounces.

          Reserve and resources summary

      The mineral reserves and resources set forth below represent 100% of the Olympias deposits. TVX’s 100% interest is subject to a 12% carried interest and a right to acquire a 12% participating interest in favour of a third party. Reserves, consisting of diluted proven and probable mineral reserves, for the Olympias ore deposits were estimated as follows:

Mineral Reserves

			Contained
December 31, 2001	Tonnes	Gold Grade	Gold Oz

	(millions)	(g/t)	(millions)
East	0.0	0.00	0.000
Upper West	0.0	0.00	0.000
Intermediate West	0.0	0.00	0.000
Lower West	0.0	0.00	0.000
South West Extension	0.0	0.00	0.000
AsPy Stockpile	0.0	0.00	0.000
Tailings	0.0	0.00	0.000

Total	0.0	0.00	0.000

			Contained
December 31, 2000	Tonnes	Gold Grade	Gold Oz

	(millions)	(g/t)	(millions)
East	1.3	13.74	0.558
Upper West	0.5	12.46	0.182
Intermediate West	1.6	8.55	0.429
Lower West	6.1	8.93	1.740
South West Extension	2.2	5.89	0.412
AsPy Stockpile	0.3	23.24	0.207
Tailings	2.2	3.43	0.240

Total	14.0	8.39	3.768

      Mineral resources at December 31, 2001, which include measured and indicated resources are estimated as follows:

Mineral Resources

2001

	Measured		Indicated

Gold	Tonnes	Grade	Tonnes	Grade

	(millions)	(g/t)	(millions)	(g/t)
Total	9.019	9	3.604	9.83

      The Olympias deposit also contains significant reserves and resources of silver, lead and zinc as noted in the Mineral Reserve and Resource tables on pages B-6 through B-10.

          Mining and processing

      The Olympias Mine, which was in production from 1976 to 1995 under previous owners, is accessed from the surface through a 300-metre vertical shaft and two declines and used an undercut and fill mining method and blasthole, retreat stoping after mining longitudinal galleries. Previously, sublevel caving was used. Ore from the Olympias mine was delivered to the nearby Olympias mill for processing.

      Mine planning at Olympias has been completed and, based on a mechanized drift and fill mining method, would increase the historical capacity from 700 tonnes per day to 2,700 tonnes per day.

      Although the Olympias deposits were mined for 20 years as a silver-lead-zinc operation, the gold content of the ore has not been exploited because of its refractory nature. In order to recover the gold, it is necessary to incorporate an oxidation phase in the process. Following extensive testwork, both Biox© and pressure oxidation will be used as the oxidising processes.

      Kvaerner Metals Davy concluded a feasibility study in October, 1999. Actual construction of the plant is expected to take about two years after all licences and permits are received and financing is in place. The plant is designed to produce in excess of 250,000 ounces of gold annually over the first four years of operation. Output for the first four years will include production obtained by re-processing stockpiled concentrate and tailings. Silver, lead and zinc production would be credited to the overall cash operating costs.

      The capital cost of the gold recovery plant and modernization of the existing operation is estimated to be approximately $258 million. Government grants will cover 35% of the eligible capital. The permits for the construction and operation of the gold plant of TVX Hellas are regulated by the special law which ratified the contract by which TVX acquired the mining rights and related property. The special law comprehensively specifies the licences and permits required for the mining operations, the authorities responsible to issue them and the procedures which guarantee their timely issuance.

      The power supply and distribution system at Olympias is adequate for the current operation and the proposed concentrator modifications, but the distribution system would be inadequate to meet the demands of the proposed expansions. A significant increase in power requirements will necessitate the construction of a 24-kilometre-long transmission line from the national power grid at Stagira.

      During 1999, Kvaerner completed a revision of the feasibility study which incorporated pressure oxidation in addition to bioxidation in the process design. Based on this revision, the permitting process was started. A permit approving the site location was received and an Environmental Impact Study was completed and submitted to the government in November. In December 1999, SNC Lavalin were appointed as the engineering contractor responsible for project engineering, procurement and construction.

      During 2000, SNC Lavalin completed the basic engineering, estimating pre-production capital costs of $258 million as the cost of construction. Continuous pilot plant testwork, conducted by Lakefield Research, Canada, confirmed the viability of the combined flotation, bioxidation and pressure oxidation process technologies. Also in 2000, the Environmental Impact Study was issued after receiving the approval of the relevant five government ministries, as well as the support of the regional council.

          Permits — Legal Challenges

      Pre-site approval and a permit to enable geotechnical drilling on the proposed tailings site were issued during 1999 plus the Environmental Impact Study in September 2000. These permits were being challenged under the Greek administrative law system.

      This system allows an interested party to challenge the validity of the issuance by the government of a permit or licence. The relevant Greek government departments issuing the permits were the defendants and TVX Hellas was added to the challenges as an intervenor, as were other interested parties such as labour unions and several local communities, which were supportive of the TVX Hellas position.

      These challenges were heard by the Conseil d’Etat (the Supreme Court relating to Administrative Law) in January, 2001. The Judge Rappateur, the judge who reviewed the issue and presented the case to the other judges, recommended that the challenges be rejected. In March, 2002, the Conseil d’Etat issued its judgment, which annulled the permits. For further information, please refer to the disclosure under the heading “Legal Proceedings — Litigation in Greece” on page B-44.

PROJECTS/EXPLORATION PROPERTIES

      With the prevailing low gold price environment, TVX decided in 2000 to cease funding non-mine exploration activities until markets improve. Accordingly, the Pachicutza Project in Ecuador was terminated.

Gurupi, Brazil

      The Gurupi project, formerly a 50/50 joint venture between TVX Newmont and Newmont (see below), is located 350 kilometres southeast of the city of Belém in Brazil along the Gurupi River. Chega Tudo is the owner of the Gurupi exploration property located in the States of Maraho and Para, Brazil. The property comprises the mineral rights of 28 exploration licences covering an area of 128,627.69 hectares and 13 applications for exploration licenses covering an area of 80,261.49 hectares. Gold is contained in metavolcanic and metasedimentary rocks in two intensely mineralized parallel trends cut by shear zones and quartz stockworks, veins and tonalitic rocks.

      By the end of 1998, 204 diamond drill holes totalling 36,100 metres and 212 reverse circulation drill holes totalling 23,048 metres had been completed as well as surface sampling and geophysical surveys. Five potential open pittable gold-bearing targets have been identified in saprolite and bedrock, ranging up to 2.8 kilometres in length and 15 to 60 metres thick with average grades of about one to two grams of gold per tonne. Additional exploration during 1999 failed to increase the resource significantly.

      The mineral resources set forth below represent 100% of the Gurupi project, 50% of which is held by TVX. The indicated resources are unchanged from 2000 and are estimated at December 31, 2001 as follows:

Mineral Resources

	2001

	Indicated

Gold	Tonnes	Grade

	(millions)	(g/t)
Total	60.38	1.39

      Pursuant to an agreement dated as of June 7, 2002, TVX Newmont (Cayman) Holdings Inc. (“TVX Newmont Cayman”) purchased the 49% interest in the share capital of Mineração Chega Tudo Limitada, held by Newmont, by way of the purchase from Newmont of 100% of the share capital of Newmont Brasil Mineração Limitada, an indirect, wholly-owned Brazilian subsidiary of Newmont. TVX Newmont Cayman owns the remaining 51% of the quotas of Chega Tudo.

      The consideration paid consisted of a net smelter return royalty on all production of gold at the following rates: (i) 0% if the applicable spot price of gold is less than $250 per ounce; (ii) 0.30% if the applicable spot price of gold is greater than $250 per ounce but not greater than $300 per ounce; (iii) 0.40% if the applicable spot price of gold is greater than $300 per ounce but not greater than $350 per ounce; (iv) 0.75% if the applicable spot price of gold is greater than $350 but not greater than $400 per ounce; and (v) 1.0% if the applicable spot price gold is greater than $400 per ounce.

      In the event that there is a direct or indirect disposition of Chega Tudo by TVX Newmont Cayman within 18 months following closing, TVX Newmont Cayman must pay to Newmont; (i) an amount equal to 45% of the net non-royalty consideration to be paid to TVX Newmont Cayman (being equal to the consideration received at fair market value less the amount of bona fide operating costs incurred by Chega Tudo from the date of closing between TVX Newmont Cayman and Newmont to the date of closing the acquisition transaction); and (ii) 45% of the royalty consideration. In such event, Newmont will release its royalty.

DIRECTORS AND OFFICERS OF TVX

Directors

      The number of directors of TVX may consist of a minimum of three and a maximum of 15 with the actual number of directors determined from time to time by resolution of the directors. Currently, the number of directors has been fixed at eight and, as of September 30, 2002, the following are the names, municipality of residence and principal occupations of the directors of TVX:

Business experience
Name Municipality of Residence	Became a Director	(for the past five years unless otherwise shown)

George F. Michals, Chairman,(1)(4) Toronto, Ontario	June, 2001	President, Baymont Capital Resources Inc. (investment and business development).
Harry S. Campbell, Q.C. Calgary, Alberta	June, 2001	Managing Partner, Burnet, Duckworth & Palmer LLP (law firm).
W. Robert Dengler(2) Toronto, Ontario	June, 2001	President and Chief Executive Officer of Dynatec Corporation (engineering and mining services) since 1997. Prior to that, he was Chairman and Chief Executive Officer of Dynatec International Limited (mining services company).
T. Sean Harvey(3) Toronto, Ontario	February, 2001	President and Chief Executive Officer of TVX Gold Inc. Prior to April 2001, Mr. Harvey was an independent financial consultant to such companies as TVX and EBX Capital Partners (investment company). Prior to April 2000, Mr. Harvey was a Director of Deutsche Bank Securities Limited (financial advisory services) and prior to September 1998, Mr. Harvey was a Senior Coverage and Execution Director of Nesbitt Burns Inc. (investment bank).
J.S.A. MacDonald(2)(4) Toronto, Ontario	June, 2001	Chairman and Managing Partner of Enterprise Capital Management Inc. (investment management company) since January 1997. Prior to that, he was Deputy Chairman of Scotia McLeod Inc. (investment dealer).
David P. Smith(1) Toronto, Ontario	June, 2001	Managing Partner of Enterprise Capital Management Inc. (investment management company) since January 1997.
Thomas Witz(1)(3) Somers, New York	June, 2001	Managing Director of Investments and Trading, Paloma Partners Management Company (investment company).
Mark I. Young(2)(4) Toronto, Ontario	December, 1998	Managing Partner, Cassels Brock & Blackwell LLP (law firm).

Notes:

(1)	Audit Committee member.

(2)	Compensation Committee member.

(3)	Risk Management Committee member.

(4)	Special Committee member.

Officers

      The names, municipality of residence and positions held by the officers, as of September 30, 2002, of TVX are as follows:

Office Held and business experience
Name Municipality of Residence	(for the past five years unless otherwise shown)

T. Sean Harvey	President and Chief Executive Officer. Prior to April 2001, Mr. Harvey
Toronto, Ontario	was an independent financial consultant to such companies as TVX and EBX Capital Partners (investment company). Prior to April 2000, Mr. Harvey was a Director of Deutsche Bank Securities Limited (financial advisory services) and prior to September 1998, Mr. Harvey was a Senior Coverage and Execution Director of Nesbitt Burns Inc. (investment bank).
R. Gregory Laing	General Counsel, Vice President and Corporate Secretary.
Mississauga, Ontario
Melvyn Williams	Chief Financial Officer
Cheshire, United Kingdom
Robert Whittall	Vice President, Finance since April 2001. From August, 1999 to March,
Toronto, Ontario	2001 Mr. Whittall provided financial consulting services to TVX as well as acting as Chief Financial Officer to Orezone Resources Inc. and Scorpion Minerals Inc. (junior mining companies). From June, 1997 to July, 1999, he was a Director, Chief Financial Officer and Secretary of LatinGold Inc. (exploration company) and prior to that, he was the Chief Financial Officer of Central Asia Goldfields Corporation and Kazakstan Goldfields Corporation (gold mining and exploration companies).

RISK FACTORS

      The operations of TVX are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of precious and base metals mining properties. These risk factors could materially affect TVX’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to TVX.

Gold and Silver Price Fluctuations

      The profitability of TVX’s business is heavily influenced by the market price of gold and silver. Gold and silver prices can be subject to volatile price movements over short periods of time and are affected by numerous factors, most of which are beyond the control of TVX. These factors include expectations with respect to the rate of inflation, the strength of the United States dollar and other currencies, interest rates, the level of industrial demand and the demand for bullion investment and jewelry, economic crises and the economic and political situations in Russia and South Africa, two of the world’s largest individual producers of gold. If the price of gold or silver were to drop significantly, TVX’s operations could be substantially reduced or, in extreme circumstances, rendered uneconomic.

      Illustrative of the movement in the gold and silver prices is the following table which shows the high, low and average spot gold and silver prices in United States dollars per ounce based on the London fixing prices over the past five years:

	Gold			Silver

	High	Low	Average	High	Low	Average

2001	$304	$256	$271	$4.84	$4.06	$4.35
2000	313	264	279	5.45	4.57	4.95
1999	326	253	279	5.75	4.88	5.22
1998	313	273	294	7.81	4.69	5.53
1997	367	283	331	6.24	4.22	4.89

      TVX uses forwards, puts and calls to hedge its gold and silver production. TVX estimates that a $10/ounce movement in the gold price, without considering the effects of hedging instruments, would affect 2002 earnings by approximately $2.2 million. TVX also uses forwards to hedge its zinc and lead production.

Competition

      TVX competes with mining companies and private individuals in connection with the acquisition of precious metals properties and in connection with the recruitment and retention of qualified employees. Given the commodity status of precious metals in the worldwide market, competition in the sale of precious metals is not significant for TVX or other precious metals producers.

Exploration

      The exploration and development of precious metal properties involves high risks and significant competition. The gold and silver industry is highly speculative in nature, involving many risks which even a combination of scientific knowledge, technical skills and industry experience cannot always overcome, often resulting in unproductive efforts. There can be no assurance that the precious metals exploration, development and production activities of TVX will be viable in the future.

Precious Metals Business

      TVX operates in the precious metals mining industry and, in its normal course of business, manages geological, operational, geographic and financial risks. Past events at the Olympias project in Greece and at the Kasperske Hory project in the Czech Republic highlight such risks in that a small but strong opposition to development of mining projects occurred due, in part, to the lack of understanding of modern mining practices.

      Operational risks which could interrupt or impair future production include supply obstacles, physical asset damage or destruction, labour interruptions, unexpected ground conditions and incorrect estimates of geology and ore reserves. To manage these risks, TVX carefully plans and designs its mines, trains employees in safety and production methods, maintains adequate supply inventories and insurance and uses reputable consultants where appropriate.

      Geographic risks arise from political, legal, social, structural and economic conditions. TVX has diversified its investment base, thus reducing its dependence on any one sector. As well, various countries are appreciating mining as a primary industry and a creator of wealth. This has increased access to mining properties in many countries around the world which traditionally have not been mining nations. TVX is subject to political risk in countries in which it conducts its mining activities, including Chile, Brazil and Greece. Local management and advisors are employed where possible to monitor and assess economic, political and legal developments which could affect TVX and to allow a prompt response to any new risk.

Currency Risks

      Currency fluctuations may affect the costs which TVX will incur at its operations. Gold is sold in the world market in U.S. dollars. In addition to U.S. dollars, TVX’s costs are incurred principally in Canadian dollars, Brazilian reals, Chilean pesos and Euros. During 2001, the Canadian dollar continued to be weak against the U.S. dollar, Brazilian reals devalued in January, 1999 and continued to be weak throughout 2001. These currency movements will benefit local dollar operating costs, which exceed 60% of all costs at all mines. To manage foreign currency risk, TVX hedges Canadian dollar and Euro operating costs as is deemed appropriate.

Joint Ventures

      Each of the La Coipa mine (Chile), the Crixás mine (Brazil), the Brasília mine (Brazil), the New Brittania mine (Canada) and the Musselwhite mine (Canada), in which TVX owns interests, are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to TVX or to third parties could have a material adverse effect on the joint venture. For further information regarding the joint ventures, please refer to the disclosure under the heading “Mines” on pages B-13 through B-32.

Environmental Risks

      TVX’s mining and processing operations and explorations activities in Canada, Chile, Brazil and Greece and other countries are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on TVX, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. TVX’s compliance with these environmental laws and regulations requires significant expenditures and increases TVX’s mine development and operating costs.

      In all jurisdictions, permits from various governmental authorities are necessary in order to engage in mining operations. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, TVX may be required to submit for government approval a reclamation plan and to pay for the reclamation of the mine site upon the completion of mining activities.

      Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to TVX’s ownership of a property. To the extent TVX is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on TVX. Should TVX be unable to fund fully the cost of remedying an environmental problem, TVX might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on TVX.

Licenses and Permits

      The operations of TVX require licenses and permits from various governmental authorities. Such licenses and permits are subject to change in various circumstances. There can be no guarantee that TVX will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. The estimated period for completion of all necessary permitting for the commencement of construction at the Skouries deposit is approximately three and a half to four years. Although TVX has a high level of assurance that it will obtain the necessary permits and approvals to develop Skouries, there can be no certainty that the permitting process will not be delayed. TVX may be faced with potential legal challenges to its various applications for approval, or other unforeseen circumstances that could delay the permitting process.

Royalties

      Approximately 67% of TVX’s mining properties are subject to various royalty and land payment agreements. Failure by TVX to meet its payment obligations under these agreements could result in the loss of the related property interests. For further information regarding these payment obligations, please refer to the disclosure under the heading “Description of Business and Properties — Operating Mines — Precious Metals” on page B-5.

Dividend Policy

      TVX has not declared a dividend since June 29, 1990. The decision to pay dividends and the amount thereof is at the discretion of TVX’s Board of Directors and is governed by such factors as earnings, capital requirements and the operating and financial condition of TVX. Accordingly, there can be no assurances that TVX will pay dividends with respect to the TVX common shares in the future.

Additional Financing

      Future development of the Skouries project in Greece and TVX’s exploration properties may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production at the Skouries project or TVX’s exploration properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to TVX.

Insurance

      Risks not insured against in each case include environmental pollution or other hazards against which mining companies cannot insure or against which TVX may elect not to insure because of high premium costs or other reasons.

Conflicts of Interest

      Certain of the directors of TVX also serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict.

Land Title

      No formal title opinions are delivered to TVX or such subsidiaries and, consequently, no assurances can be given that there are not title defects affecting such properties. In the event that property titles to any of TVX’s projects are defective, and such defects are contested, TVX’s ownership interest may be deemed invalid and this could have an adverse impact on TVX’s operations and result in legal liability for TVX.

LEGAL PROCEEDINGS

Litigation in Brazil

      In September 2001, Rio Tinto Brasil Ltda., a subsidiary of Rio Tinto PLC, purported to terminate the shareholders agreement relating to Rio Paracatu Mineração S.A., the operating corporation which holds the Brasília Mine. Rio Tinto Brasil also caused Rio Paracatu to call a meeting of its shareholders to amend its Articles of Association. The effect of the proposed amendments would be to permit Rio Tinto Brasil to have sole decision-making authority over Rio Paracatu through its 51% interest. Rio Tinto Brasil alleged that the transaction resulting in the formation of TVX Newmont Americas joint venture (formerly, TVX Normandy Americas joint venture) in June 1999 and the resignation of the former Chairman and Chief Executive officer of TVX in April 2001 had triggered rights of first refusal under the shareholders agreement in favour of Rio Tinto Brasil and as such rights were not made available to Rio Tinto Brasil, it was permitted to terminate the shareholders agreement.

      The TVX Newmont Americas joint venture disagrees with Tinto Brasil’s interpretation of the shareholders agreement and was successful in obtaining an injunction against Rio Paracatu from holding the proposed shareholders meeting. Following the granting of the injunction, in November 2001, the TVX Newmont Americas joint venture commenced a claim in Brasil against Rio Tinto Brasil and Rio Paracatu to declare that the shareholders agreement continues to be valid. Rio Tinto Brasil and the TVX Newmont Americas joint venture have each filed pleadings with respect to this action. In October 2002, Rio Tinto Brasil again failed to comply with the shareholders agreement and TVX Newmont Americas was successful in obtaining another injunction. Subsequently, Rio Tinto Brasil and TVX Newmont Americas have agreed to freeze litigation activities until the end of January, 2003.

      TVX anticipates that the decision of the court will be made within the next year. In the event that such decision is not in favour of the TVX Newmont Americas joint venture, TVX will evaluate other legal remedies with respect to the management of Rio Paracatu. A negative outcome in these legal proceedings could have a material adverse effect.

Litigation in Greece

      On March 1, 2002, the Counseil d’Etat, the Greek Supreme Court, issued a judgement which annulled the purportedly valid permits, including Environmental Impact Study approval, issued by the Greek Government to TVX’s subsidiary, TVX Hellas, with respect to the Olympias project. The Counseil d’Etat ruling effectively prohibits development of the Olympias project. TVX is reviewing its options, including legal remedies, with respect to recovering its investment in Greece.

      In December 2001, mining operations at Stratoni were temporarily suspended following a declaration of force majeure by TVX Hellas related to a suspension order delivered by a mining inspector. On February 15, 2002, a new mining permit, which allows for the continuation of mining at TVX’s Stratoni base metal operations beneath the village of Stratoniki, was issued to TVX Hellas. A local action group filed a Petition of Annulment against the Greek Government to have the new mine permit annulled. This action was heard on June 7, 2002. The Judge Rapporteur, who reviewed the petition, expressed the opinion that an environmental impact study may be required in support of the permits. However, the Judge accepted that the opposite opinion may also be supported, i.e. that the activities covered by the new permits which were issued do not cause a substantial environmental change as compared with the previous mining activities and, therefore, no new environmental impact study is required in which case the permit approving the new technical study would be valid. The Judge Rapporteur also recommended the rejection of all the other arguments for the annulment brought forward by the opposition group and mining operations are continuing. The Court took the matter under consideration and a final decision is anticipated in early 2003.

      Given the difficulties and challenges encountered, TVX assesses, on an ongoing basis, the merits of continuing to operate in Greece. Should the situation not improve, TVX will take such steps as are necessary to preserve shareholder value, which may include ceasing to finance TVX Hellas. TVX Hellas may have significant financial obligations should operations cease. Without funding from TVX, the ongoing economic viability of TVX Hellas (which includes Olympias, Stratoni and Skouries) is uncertain and TVX Hellas may not have the funds required to meet its financial obligations.

The Hellenic Gold Properties Litigation

      In November 1995, three individuals commenced an action in Ontario against TVX in respect of its Hellenic Gold Properties in Greece. The trial commenced in October 1997 and judgment was rendered in October 1998. The court rejected the claim of the individuals to full ownership of the Hellenic gold properties and damages in the amount of Cdn.$501 million. However, the court awarded the individuals a 12% carried interest and a right to acquire a 12% participating interest in the Hellenic Gold Properties upon payment of costs associated with that interest. The carried and participating interests are held by TVX as constructive trustee for the individuals. TVX filed notice of appeal of the trial decision and the individuals filed notice of cross appeal.

      Subsequent to the release of the trial judgment in October, 1998, TVX received notification of two actions commenced by 1235866 Ontario Inc., the successor to Curragh Inc., Mineral Services Limited and Curragh Limited, against the three individuals, and others, in Ontario and English Courts, in relation to the claim by the three individuals against TVX for an interest in the Hellenic gold mines. These new actions seek declarations that the defendants hold their interests in the Hellenic gold mines in trust for 1235866.

      On July 28, 1999 TVX entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of TVX’s interest in the Hellenic gold mines. 1235866 agreed not to pursue any claim against TVX for an interest in the Hellenic Gold Properties beyond the interest which had been awarded to the three individuals. In the event that 1235866 is successful in its claim against the three individuals, 1235866 will be entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic Gold Properties up to the date of exercise.

      The TVX appeal, the individuals’ cross appeal and a motion by 1235866 for a new trial were heard by the Court of Appeal for Ontario on February 17, 18 and 25, 2000. By judgment released June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, upheld the trial decision and rejected the individuals’ cross appeal. The Court also rejected the motion of 1235866 for a new trial. The result is that TVX holds, as constructive trustee, a 12% carried interest and a right to acquire 12% participating interest in the Hellenic Gold Properties upon the payment of costs associated with that interest. The action by 1235866 against the three individuals continues.

      Following judgment by the Court of Appeal on Ontario, TVX and the three individuals have been unable to agree on the definition and application of the 12% carried interest and the right to acquire a 12% participating interest in the Hellenic Gold Properties awarded to the individuals in the trial judgment. Accordingly, in June 2001, a new action was commenced between the individuals and TVX to clarify the award. TVX anticipates that the hearing with respect to such matter may be held in 2004.

AUDITORS, TRANSFER AGENT AND REGISTRAR

      The auditors of TVX are PricewaterhouseCoopers LLP, Chartered Accountants.

      The transfer agent and registrar for the TVX common shares is Computershare Trust Company of Canada at its principal office in Toronto.

SCHEDULE C

INFORMATION CONCERNING ECHO BAY

      All references to the “Corporation” or “Echo Bay” in this Schedule “C”, unless the context otherwise requires, are references to Echo Bay Mines Ltd., its predecessors and its subsidiaries. Echo Bay is a North American gold mining company which mines, processes and explores for gold. Echo Bay has three operating mines: (1) Round Mountain in Nevada, United States; (2) Kettle River in Washington, United States; and (3) Lupin in Nunavut Territory, Canada. The Corporation holds a 100% interest in its Kettle River and Lupin mines and a 50% interest in its Round Mountain mine, which it operates, with the remaining 50% interest held by affiliates of Barrick Gold Corporation. The Corporation operated a fourth mine, McCoy/Cove in Nevada, United States, until March 31, 2002, at which date mining and processing activities were completed. Reclamation activities, which had been initiated in 2000, are now fully under way at McCoy/Cove and are expected to continue over the next several years. The Corporation has entered into an agreement to convey its interests in McCoy/Cove to Newmont Mining Corporation (“Newmont”). See “Recent Developments” in this Schedule “C”.

Property and Office Locations

Properties:	Offices:
A. Round Mountain (Nevada, United States)	1. Edmonton (Alberta)
B. McCoy/Cove (Nevada, United States)	2. Englewood (Colorado)
C. Kettle River (Washington, United States)	3. Reno (Nevada)
D. Lupin (Nunavut, Canada)
E. Aquarius (Ontario, Canada)

      The Corporation wholly owns the following material subsidiaries (with the jurisdiction of incorporation listed in parentheses):

•	Echo Bay Inc. (Delaware, United States)

•	Echo Bay Finance Corporation (Delaware, United States)

•	Echo Bay Exploration Inc. (Delaware, United States)

•	Round Mountain Gold Corporation (Delaware, United States)

•	Sunnyside Gold Corporation (Delaware, United States)

•	Echo Bay Minerals Company (Delaware, United States)

•	Echo Bay Resources Inc. (Delaware, United States)

•	Echo Bay Management Corporation (Delaware, United States)

•	Corp. Air Inc. (Alberta, Canada)

      The Corporation also has a total of 16 other subsidiaries which are omitted from the description above as they are not considered material individually or in the aggregate.

      The Corporation is governed by the Canada Business Corporations Act. Its executive, registered and records office is located at Suite 1210, 10180 — 101 Street, Edmonton, Alberta, Canada, T5J 3S4.

RECENT DEVELOPMENTS

Completion of Financing

      On May 17, 2002, Echo Bay sold a total of 34,000,000 units at a price of $0.70 per unit for aggregate gross proceeds of $23,800,000 and granted the underwriters for the offering an over-allotment option to purchase an additional 5,100,000 units. On May 24, 2002, the underwriters exercised the full over-allotment option for further gross proceeds to Echo Bay of $3,570,000. Each unit consists of one common share and one share purchase warrant. The common shares and the warrants comprising the units separated upon closing and trade separately on the Toronto Stock Exchange and the American Stock Exchange. Each warrant entitles the holder to purchase one common share of Echo Bay at a price of $0.90 at any time prior to November 14, 2003.

Exchange of Capital Securities

      On April 3, 2002, the Corporation issued an aggregate of 361,561,230 common shares, representing approximately 72% of the outstanding common shares after giving effect to such issuance, in exchange for all of its $100 million aggregate principal amount of 11% junior subordinated debentures due 2027, plus accrued and unpaid interest thereon (the “capital securities”).

      Following this issuance of common shares, and as at April 3, 2002, the new principal holders of the Corporation’s common shares and their respective share ownership positions in the Corporation were Newmont Mining Corporation of Canada Limited (“Newmont Canada”) (48.8%) and Kinross Gold Corporation (11.4%). In connection with the completion of the capital securities exchange, three directors of the Corporation resigned from the board of directors. Two of the vacancies created by these resignations were filled by executive officers of Newmont Canada.

Sale of McCoy/Cove Complex

      Effective February 13, 2002, Echo Bay Inc., a subsidiary of Echo Bay, entered into an agreement with Newmont providing for the conveyance to Newmont Mining Corporation (“Newmont”) of the entire McCoy/Cove complex in Nevada. The agreement was subject to the completion of due diligence by Newmont by July 31, 2002 and called for a payment to the seller of $6 million and the assumption by Newmont of all reclamation and closure obligations at McCoy/Cove.

      On June 9, 2002, Echo Bay Exploration Inc. and Echo Bay Minerals Company, subsidiaries of Echo Bay, entered into a new McCoy/Cove asset purchase agreement, amended as of November 19, 2002, with Newmont USA Limited, a subsidiary of Newmont, providing for the conveyance of the McCoy/ Cove complex. The closing of the transaction is subject to the completion of the combination. In consideration of the purchase of such assets, Newmont USA has agreed to assume all liabilities and obligations relating to the reclamation or remediation required for the McCoy/ Cove complex. The new agreement does not result in any cash payment to the seller and replaces the letter agreement dated February 13, 2002.

Recent Exploration Activities

      The Corporation is currently engaged in exploration activity at its Round Mountain and Kettle River mines. At Round Mountain, there are several underground targets in proximity to and accessible from the bottom of the open pit. In addition, the Corporation and its Round Mountain joint venture partner have committed to a drilling program, along with related field and analytical work, at Gold Hill, an exploration project owned by the joint venture and located four miles north of the existing Round Mountain pit. Gold Hill has displayed Round Mountain style mineralization over a presently known area that measures approximately 2,000 by 4,000 feet.

      At the Corporation’s wholly-owned Kettle River operation, the Corporation is evaluating exploration in an area named Emanuel Creek, located adjacent to the existing production area. The Corporation is evaluating how to best pursue this target and additional exploration work is planned.

      Exploration activity at these targets is preliminary in nature. Accordingly, there can be no assurance that a mineral resource or mineral reserve will be identified at either Gold Hill or Emanuel Creek.

American Stock Exchange Listing

      Early in 2000, the American Stock Exchange had advised Echo Bay that its listing eligibility was under review because Echo Bay had fallen below two of the exchange’s listing guidelines. On May 28, 2002, the Corporation received notification from the American Stock Exchange that Echo Bay was in compliance with the American Stock Exchange continued listing guidelines.

DESCRIPTION OF BUSINESS AND PROPERTIES

      Echo Bay mines, processes and explores for gold. Echo Bay also produced silver at its McCoy/ Cove mine in Nevada. Echo Bay has three operating mines: Round Mountain in Nevada, U.S.A.; Kettle River in Washington, U.S.A.; and Lupin in Nunavut Territory, Canada. Echo Bay operated a fourth mine, McCoy/ Cove in Nevada, United States, until March 31, 2002, at which date mining and processing activities were completed.

Ownership %

Mines:
Round Mountain(1)	50
Lupin	100
Kettle River(2)	100
Development Property:
Aquarius	100

(1)	Round Mountain mine production is subject to a net smelter return royalty ranging from 3.53% at gold prices of $320 per ounce or less to 6.35% at gold prices of $440 per ounce or more. Its production is also subject to a gross revenue royalty of 3.0%, reduced to 1.5% after $75.0 million has been paid.

(2)	K-2 area production at Kettle River is subject to a 5% gross proceeds royalty and a net smelter return royalty ranging from 2% at gold prices of $300 per ounce or less to 3% at gold prices of $400 per ounce or more.

     In 2001, Echo Bay produced a total of 657,784 ounces of gold and 6,451,425 ounces of silver at an average cash operating cost of $223 per ounce. Echo Bay reports per ounce production cost data in accordance with The Gold Institute Production Cost Standard (the “Standard”). The Gold Institute is an association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Production costs per ounce are derived from amounts included in the audited statements of operations and include mine site operating costs such as mining, processing, administration, transportation, royalties, production taxes, depreciation, amortization and reclamation costs, but exclude financing, capital, development and exploration costs. These costs are then divided by gold ounces produced to arrive at the total production costs per ounce. The measures are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Throughout this Schedule, all references to per ounce production cost data, or cash operating costs in this section, will be in accordance with the Standard.

      In 2001, Echo Bay reported a net loss of $5.7 million on revenues of $237.7 million. At December 31, 2001, Echo Bay had 3.8 million ounces of gold reserves and 1.1 million ounces of silver reserves.

Operations Summary

	2001	2000	1999

Gold and Silver Production
Gold Production (ounces)
Round Mountain (50)%(1)	373,475	320,064	270,904
Lupin	139,327	117,729	—
McCoy/Cove	94,633	162,784	124,536
Kettle River	50,349	94,086	104,396

Total gold	657,784	694,663	499,836

Percentage increase (decrease) from prior year	(5.3)%	39.0%	(6.8)%
Silver Production (ounces)
Total silver-all from McCoy/Cove	6,451,425	12,328,297	8,430,072

Percentage increase (decrease) from prior year	(47.7)%	46.2%	(10.4)%

(1)	Echo Bay’s 50% share.

Revenue

	Year ended December 31,

	2001	2000	1999

Revenue Data
Gold
Ounces sold	667,015	676,439	486,592
Average price realized per ounce — revenue basis	$305	$319	$325
Average price realized per ounce — cash basis(1)	$281	$294	$335
Average market price per ounce	$271	$279	$279
Revenue (millions of U.S. dollars)	$203.6	$215.8	$158.2
Percentage of total revenue	86%	77%	75%
Silver
Ounces sold	$7,241,147	$12,347,779	$9,173,012
Average price realized per ounce — revenue basis	$4.70	$5.28	$5.69
Average price realized per ounce — cash basis(1)	$4.77	$5.21	$5.22
Average market price per ounce	$4.39	$5.00	$5.25
Revenue (millions of U.S. dollars)	$34.1	$65.2	$52.2
Percentage of total revenue	14%	23%	25%

Total revenue (millions of U.S. dollars)	$237.7	$281.0	$210.4

(1)	Excludes non-cash items affecting gold and silver revenues, such as the recognition of deferred income or deferral of revenue to future periods for hedge accounting purposes.

     The effects of changes in sales volume and prices were:

	Year ended December 31,

	2001	2000	1999

	(thousands of U.S. dollars)
Revenue Variances
Increase (decrease) in volume	$(29,968)	$79,770	$(16,438)
Lower gold prices	(9,154)	(4,084)	(3,649)
Lower silver prices	(4,170)	(5,061)	(1,743)

Increase/(decrease) in total revenue from the previous year	$(43,292)	$70,625	$(21,830)

      The decrease in gold revenue from 2000 to 2001 was primarily due to lower realized gold prices. The decrease in silver revenues from 2000 to 2001 was due to lower grades and decreased production at McCoy/Cove.

      The increase in gold revenue from 1999 to 2000 was primarily due to the recommissioning of Lupin operations, increased mill grades and recoveries at McCoy/Cove and higher leach pad tons at Round Mountain. The increase in silver revenues from 1999 to 2000 was due to higher grades and increased production at McCoy/Cove.

Calculation of Cash Operating Costs and Total Production Costs

      Cash operating costs and total production costs are furnished to provide additional information and are non-GAAP measures. These measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles.

Production Costs

	2001	2000	1999

Production Costs per Ounce of Gold Produced
Direct mining expense	$214	$192	$237
Deferred stripping and mine development costs	11	3	(23)
Inventory movements and other	(2)	(2)	1

Cash operating costs	223	193	215
Royalties	10	9	11
Production taxes	—	2	—

Total cash costs	233	204	226
Depreciation	41	35	58
Amortization	14	20	20
Reclamation and mine closure	8	12	11

Total production costs	$296	$271	$315

Percentage increase (decrease) from prior year	9.2%	(14.0)%	(0.6)%
Cash Operating Costs per Ounce of Gold Produced
Round Mountain	$190	$195	$200
Lupin	246	213	—
McCoy/Cove	252	179	221
Kettle River	288	218	238

Company consolidated weighted average	$223	$193	$215

Percentage increase (decrease) from prior year	15.5%	(10.2)%	3.4%
      In 2001, the average cash operating cost per ounce was $223 compared with $193 in 2000 and $215 in 1999. Cash operating costs per ounce were higher in 2001 compared to 2000, reflecting lower production at McCoy/Cove and Kettle River. Cash operating costs per ounce were lower in 2000 compared to 1999, reflecting increased grades and higher production at McCoy/Cove. Echo Bay’s consolidated cash operating cost target is $225 per ounce of gold produced in 2002.

      The above non-GAAP measures have been calculated on a consistent basis in each period.

      For reasons of comparability, cash operating costs and total production costs do not include certain items such as property write-downs which do not occur in all periods but are included under GAAP in the determination of net earnings or loss.

      Cash operating costs and total production costs are calculated in accordance with the “Gold Institute Production Cost Standard”. Cash operating costs and total production costs may not be comparable to similarly titled measures of other companies.

      Cash operating costs and total production costs are used by management to assess profitability and cash flow of individual operations as well as to compare to other precious metal producers.

      Operating costs include mining and processing costs for gold and silver sold during the year. The most significant of these costs are labor, consumable materials, repairs of machinery and equipment, fuel, utilities and environmental compliance. The cost of transporting personnel and freight to the Lupin mine is also a significant cost for that operation.

      The reconciliation of cash operating costs per ounce to the financial statements for the last three years is provided below.

Reconciliation of Cash Operating

Costs per Ounce to Financial Statements
thousands of U.S. dollars, except per ounce amounts

	2001	2000	1999

Round Mountain
Operating costs per financial statements	$72,049	$60,501	$53,055
Change in finished goods inventory	(1,165)	2,062	1,193

Cash operating costs	$70,884	$62,563	$54,248

Gold ounces produced	373,475	320,064	270,904

Cash operating costs per ounce	$190	$195	$200

Lupin
Operating costs per financial statements	$34,721	$22,883	$—
Change in finished goods inventory	(469)	2,211	—

Cash operating costs	$34,252	$25,094	$—

Gold ounces produced	139,327	117,729	—

Cash operating costs per ounce	$246	$213	$—

McCoy/ Cove
Operating costs per financial statements	$53,016	$69,920	$63,429
Change in finished goods inventory	(2,797)	(1,180)	(1,122)

Cash operating costs	$50,219	$68,740	$62,307

Gold ounces produced	94,633	162,784	124,536
Silver ounces produced	6,451,425	12,328,297	8,430,072
Average gold-to-silver price ratio	61.7	55.7	53.6

Cash operating costs per ounce	$252	$179	$221

Kettle River
Operating costs per financial statements	$15,555	$20,131	$23,332
Change in finished goods inventory	(1,031)	333	1,551

Cash operating costs	$14,524	$20,464	$24,883

Gold ounces produced	50,349	94,086	104,396

Cash operating costs per ounce	$288	$218	$238

Consolidated
Operating costs per financial statements	$175,341	$173,435	$139,816
Change in finished goods inventory	(5,462)	3,426	1,622

Cash operating costs	$169,879	$176,861	$141,438

Gold ounces produced	657,784	694,663	499,836
Silver ounces produced	6,451,425	12,328,297	8,430,072
Average gold-to-silver price ratio	61.7	55.7	53.6

Cash operating costs per ounce	$223	$193	$215

Reserves

      The data referred to herein, in respect of mineral reserves and mineral resources, have been verified by Ralph Bullis, Director of Exploration. Mr. Bullis, a full-time employee of Echo Bay, is a “qualified person” within the meaning of applicable Canadian securities regulatory standards. He has verified the data disclosed herein, including any relevant sampling, analytical and test data. Reserves reported for development properties are reviewed by independent third parties in conjunction with feasibility studies. The following table presents mineral reserves by property. A description of each mine follows the “Mineral Reserves” and “Mineral Resources” section. See “Risk Factors” in this Schedule “C” for a discussion of items that could affect Echo Bay’s reserve estimates.

      An “Ore Reserve” or “Mineral Reserve” is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An ore reserve or mineral reserve gives effect to diluting materials and allowances for losses that may occur when the material is mined but does not reflect any subsequent losses in leaching or milling. Mineral reserves are further divided into proven and probable mineral reserves.

      A “Proven Mineral Reserve” comprises the economically mineable part of a measured mineral resource where there is the highest degree of confidence in the estimate. It is restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

      A “Probable Mineral Reserve” is the economically mineable part of an indicated, and in some cases a measured mineral resource where there is a lesser degree of confidence in the estimate. The underlying preliminary feasibility study must address whether economic extraction can be justified.

Mineral Reserves(1)

(thousands, except average grades)
(proven and probable at December 31)

			2001	2000	1999
		Average	Contained	Contained	Contained
	Tons	grade(2)	ounces	ounces	ounces

Gold
Mines:
Round Mountain(3)(50%)	118,490	0.019	2,244	2,609	2,938
Lupin	1,367	0.256	350	434	518
McCoy/Cove	430	0.031	13	161	514
Kettle River	129	0.194	25	70	162

			2,632	3,274	4,132
Development properties:
Aquarius	17,527	0.068	1,189	1,189	1,164

Total gold			3,821	4,463	5,296

Silver
McCoy/Cove	430	2.624	1,128	10,899	28,243

Total silver			1,128	10,899	28,243

(1)	Drill spacing used to determine reserves varies by ore type and are as follows by property: Round Mountain — 50 to 100 feet for proven reserves, 100 to 200 feet for probable reserves; McCoy/Cove — 40 to 100 feet for proven reserves, 110 to 230 feet for probable reserves; Lupin — 15 feet laterally and 65 feet vertically for proven reserves, 75 feet for probable reserves; Kettle River — 75 feet for proven and probable reserves; Aquarius — 82 feet for proven and probable reserves.

(2)	Ounces per ton.

(3)	Echo Bay’s 50% share of tons and contained ounces.

     Echo Bay reports extractable (mineable) mineral reserves. Reserves do not reflect recovery losses in the milling or heap leaching processes, but do include allowance for dilution of ore in the mining process.

      Mineral reserves were estimated based on a gold price of $300 per ounce at December 31, 2001 ($300 per ounce at December 31, 2000 and $325 per ounce at December 31, 1999) and a silver price of $4.25 per ounce at December 31, 2001 ($5.00 per ounce at December 31, 2000 and $5.50 per ounce at December 31, 1999). For more than four years, the market price for gold has traded, on average, below the level used in estimating reserves at December 31, 2001. If the market price for gold were to continue at such levels and Echo Bay determined that its reserves should be estimated at a significantly lower gold price than that used at December 31, 2001, there would be a reduction in the amount of gold reserves. Echo Bay estimates that if reserves at December 31, 2001 were based on $275 per ounce of gold, reserves would decrease by approximately 13% at Round Mountain, 5% at Kettle River and 2% at the Aquarius development property. There would be no impact on reserves at Lupin and McCoy/Cove. The estimates are based on extrapolation of information developed in the reserve calculation, but without the same degree of analysis required for reserve estimation. Should any significant reductions in reserves occur, material write-downs of Echo Bay’s investment in mining properties and/or increased amortization, reclamation and closure charges may be required.

Change in Proven and Probable Mineral Reserves

      The reconciliation of the change in Echo Bay’s share of proven and probable reserves from December 31, 2000 to December 31, 2001 is as follows.

	Gold	Silver

	(millions of
	ounces)
Proven and probable reserves at December 31, 2000	4.5	10.9
Production(1)	(0.8)	(9.8)
Extensions, discoveries and adjustments Round Mountain	0.1	—

Proven and probable reserves at December 31, 2001	3.8	1.1

(1)	Production represents previously modeled, in-situ ounces mined during 2001; this amount does not reflect recovery losses from heap leaching and milling.

     For further information on mineral reserves for specific mines, see the mines’ descriptions below.

Measured And Indicated Resources

      The term “Mineral Resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling. Within this mineralization, mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. To qualify as a mineral resource the material must have reasonable prospects for economic extraction, having regard to relevant technical and economic factors. Mineral resources are sub-divided, in decreasing order of geological confidence, into measured, indicated and inferred categories.

      A “Measured Mineral Resource” is one for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

      An “Indicated Mineral Resource” is one where the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and reasonably to assume continuity of mineralization. The indicated mineral resource estimate is intended to be of sufficient quality to support a preliminary feasibility study which can serve as the basis for development and production planning decisions.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

      This section uses the terms “measured” and “indicated” resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

      The following table presents measured and indicated resources by property. Measured and indicated resources for producing mines and development properties are generally estimated by Echo Bay.

Measured and Indicated Resources(1)(2)

(thousands, except average grades) (at December 31)

	2001		2000		1999

		Average		Average		Average
	Tons	grade(3)	Tons	grade(3)	Tons	grade(3)

Gold
Round Mountain (50%)(4)	3,914	0.024	9,353	0.022	15,682	0.020
Lupin	3	0.215	76	0.263	69	0.275
Kettle River	94	0.191	418	0.189	17	0.235
McCoy/Cove	—	—	—	—	100	0.350
Silver
McCoy/Cove	—	—	—	—	100	2.000

(1)	Measured and indicated resources have not been included in the proven and probable ore reserve estimates because even though enough drilling, trenching, and/or underground work indicate a sufficient amount and grade to warrant further exploration or development expenditures, these resources do not qualify under the U.S. Securities and Exchange Commission standards as commercially mineable ore bodies until further drilling, metallurgical work, and other economic and technical feasibility factors based upon such work are resolved.

(2)	Quantities of measured and indicated resources are roughly equivalent to the commonly used term “mineralized materials.”

(3)	Ounces per ton.

(4)	Echo Bay’s 50% share.

Inferred Resources

      An “Inferred Mineral Resource” is the part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The information is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty which may attach to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

      This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

      The following table presents inferred resources by property. Inferred resources for producing mines and development properties are generally estimated by Echo Bay.

Inferred Resources(1)

(thousands, except average grades) (at December 31)

	2001		2000		1999

		Average		Average		Average
	Tons	grade(2)	Tons	grade(2)	Tons	grade(2)

Gold
Mines:
Round Mountain (50%)(3)	29,999	0.014	45,267	0.014	47,440	0.015
Lupin	369	0.314	611	0.326	739	0.337
Kettle River	11	0.182	96	0.177	—	—
Development properties(4):
Aquarius	724	0.066	724	0.066	575	0.078
Ulu	1,279	0.326	1,279	0.326	1,509	0.374

(1)	Inferred resources have not been included in the proven and probable ore reserve estimates because even though enough drilling, trenching, and/or underground work indicate a sufficient amount and grade to warrant further exploration or development expenditures, these resources do not qualify under the U.S. Securities and Exchange Commission standards as commercially mineable ore bodies until further drilling, metallurgical work, and other economic and technical feasibility factors based upon such work are resolved.

(2)	Ounces per ton.

(3)	Echo Bay’s 50% share.

(4)	Echo Bay’s construction and production decisions at its development properties depend on the issuance of appropriate permits and the ability of Echo Bay to obtain required financing. See “Aquarius Development Project” in this Schedule “C”.

Round Mountain

      Echo Bay owns an undivided 50% interest in and operates the Round Mountain gold mine. An affiliate of Barrick Gold Corporation owns the remaining undivided 50% interest in the joint venture common operation. The Round Mountain gold mine is an open-pit mining operation located 60 miles north of Tonopah in Nye County, Nevada. The property position consists of contiguous patented and unpatented mining claims covering approximately 27,500 acres, while the active project boundary encompasses 7,263 acres. Echo Bay has received patents to convert mineable land to patented status. Patented claims cover all of the current reserves in the ultimate pit.

      The following table sets forth operating data for the Round Mountain operation from 1997 through 2001. Echo Bay’s share of production is 50% of the ounces shown and Echo Bay is obligated to pay 50% of all operating, capital and other related costs.

	2001	2000	1999	1998	1997

Gold produced (ounces) (100%):
Heap leached — reusable pad	219,704	141,176	140,988	182,378	268,518
Heap leached — dedicated pad	369,750	352,132	215,825	221,396	195,558
Milled	156,854	139,870	157,901	97,686	6,410
Other(1)	642	6,950	27,094	9,044	7,194

Total	746,950	640,128	541,808	510,504	477,680
Mining cost/ton of ore and waste	$0.83	$0.83	$0.73	$0.66	$0.65
Heap leaching cost/ton of ore	$0.82	$0.68	$0.68	$0.74	$0.61
Milling cost/ton of ore	$3.07	$2.80	$2.92	$3.36	$4.38
Production cost/ounce of gold produced
Direct mining expense	$178	$200	$221	$209	$208
Deferred stripping cost	14	(1)	(19)	(7)	2
Inventory movements and other	(2)	(4)	(2)	(4)	(3)

Cash operating cost	190	195	200	198	207

	2001	2000	1999	1998	1997

Royalties paid	18	17	19	20	22
Production taxes	2	1	—	3	4

Total cash cost	210	213	219	221	233
Depreciation	40	43	48	46	39
Amortization	15	18	18	18	18
Reclamation and mine closure	9	9	9	7	7

Total production costs	$274	$283	$294	$292	$297

Capital expenditures (millions) (2)	$15.0	$4.6	$7.7	$12.6	$30.7
Deferred (applied) mining expenditures (millions)(2)	$(5.3)	$0.4	$5.1	$1.7	$(0.4)
Heap leached-reusable pad:
Ore processed (tons/day)	23,601	24,335	15,602	18,953	26,608
Total ore processed (000 tons)	8,520	8,785	5,741	6,842	9,552
Grade (ounce/ton)	0.035	0.028	0.034	0.036	0.036
Recovery rate (%)	77.4	61.6	73.4	70.6	74.9
Heap leached-dedicated pad:
Ore processed (tons/day) (100%)	128,637	141,047	120,020	101,892	107,716
Total ore processed (000 tons) (100%)	46,438	50,918	44,167	36,783	38,670
Grade (ounce/ton)	0.011	0.011	0.011	0.010	0.010
Recovery rate (%)	(3)	(3)	(3)	(3)	(3)
Milled:(4)
Ore processed (tons/day) (100%)	10,171	9,304	8,083	7,993	n.m. (5)
Total ore processed (000 tons) (100%)	3,702	3,387	2,999	2,885	274
Gold grade (ounce/ton)	0.050	0.045	0.067	0.045	0.041
Gold recovery rate (%)	83.7	83.1	87.0	77.9	60.0

(1)	A high-grade occurrence was discovered in April 1992. A small gravity plant was constructed to recover these ounces.

(2)	Echo Bay’s 50% share.

(3)	For dedicated leach pads, a gold recovery rate cannot be calculated until leaching is complete. Based on metallurgical test work completed during 1994 and 1995, the eventual recovery rate is estimated to be approximately 50%.

(4)	Construction of a mill to treat higher-grade non-oxidized ore was completed in the fourth quarter of 1997.

(5)	“n.m.” means not meaningful.

     Cash operating costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading “Calculation of Cash Operating Costs, Total Production Costs and Reconciliation to the Statements of Operations” on page C-5.

Geology and Mineral Reserves

      Gold mineralization at Round Mountain primarily occurs as electrum, a natural gold/silver alloy, in association with quartz, adularia and pyrite. The oblong open-pit mine is over a mile at its longest dimension and currently more than 1,200 feet from the highest working level to the bottom of the pit. Round Mountain mineral reserves(1)(2) at December 31, 2001 were as follows:

		Average grade	Gold
	Tonnage	of gold	content(3)

	(000’s short tons)	(ounces per ton)	(000’s ounces)
Round Mountain pit	141,057	0.022	3,132
Offloads and heap leach stockpiles(4)	89,368	0.010	931
Mill stockpiles	6,554	0.065	425

Total Proven and Probable-2001	236,979	0.019	4,488

Proven	175,967	0.018	3,173
Probable	61,012	0.022	1,315

Total Proven and Probable-2001	236,979	0.019	4,488

Total Proven and Probable-2000	273,206	0.019	5,218

(1)	Echo Bay’s share is 50% of the reserves presented.

(2)	See “Reserves” in this Schedule “C” for a discussion of the estimation of proven and probable mineral reserves.

(3)	Reserves include allowances for dilution in mining but do not reflect losses in the leaching process. The average leach recovery rate for the reusable pad in 2001 was 77.4%. The eventual average recovery rate for the dedicated pad is estimated to be approximately 50%. The mill recovery rate was 83.7% in 2001.

(4)	The offloads consist of approximately 42 million tons of previously crushed, leached and rinsed ore. The heap leach stockpiles consist of approximately 47 million tons of previously unprocessed ore. Sampling and metallurgical testing conducted in 1994 and 1995 confirmed that this material could be profitably processed on the dedicated leach pads.

     The cut-off grades are 0.006 ounce of gold per ton for oxides and 0.010 ounce per ton for non-oxides. The prospective waste to ore ratio of pit ore is 0.68:1.

Mining and Processing

      The Round Mountain operation uses conventional open-pit mining methods and recovers gold using four independent processing operations. These include crushed ore leaching (reusable pad), run-of-mine ore leaching (dedicated pad), milling and the gravity concentration circuit. Most of the ore is heap leached, with higher grade oxidized ores crushed and placed on the reusable pad. Lower grade ore, ore removed from the reusable leach pad and stockpiled ore that was previously leached are placed on the dedicated pad.

      The reusable pad processed 23,601 tons of ore per day in 2001, compared to 24,335 tons per day in 2000. Reusable pad volume varies with ore release, which is determined by the phases of the pit being mined. Reusable pad production increased in 2001 to 219,704 ounces from 141,176 ounces in 2000 due to the processing of higher grade ores and higher recoveries.

      The dedicated pad processed 128,637 tons of ore per day in 2001, compared to 141,047 tons per day in 2000. Production in 2001 from the dedicated pad was 369,750 ounces, compared to 352,132 ounces in 2000, due to higher recoveries.

      The mill processed 10,171 tons per day in 2001 producing 156,854 ounces, compared to 9,304 tons per day in 2000 producing 139,870 ounces. The mill facility achieved a recovery rate of 83.7% from both higher-grade oxide and non-oxidized ores during 2001 by employing gravity concentration, fine grinding and cyanide leaching.

      Round Mountain mine production is subject to a net smelter return royalty ranging from 3.53% at gold prices of $320 per ounce or less to 6.35% at gold prices of $440 per ounce or more. Its production is also subject to a gross revenue royalty of 3.0%, reduced to 1.5% after $75.0 million has been paid.

      Ore and waste rock were mined at a rate of approximately 194,579 tons per day in 2001 compared to 193,837 tons per day in 2000.

      In 2001, Round Mountain purchased a new fleet of eight 240-ton haul trucks at a total cost of $18.0 million (Echo Bay’s share, $9.0 million). In 2002, Round Mountain plans to purchase four additional 240-ton haul trucks at a total cost of approximately $9.0 million (Echo Bay’s share, $4.5 million).

      Mining at Round Mountain is expected to be complete during 2006 (assuming no additions to reserves), with completion of stockpile processing in 2008. The joint venture partners continue to support an aggressive exploration program in the vicinity of the mine in order to add reserves and extend the mine life. In 2001, the operation conducted an exploration program to explore for geologic environments similar to the Round Mountain deposit.

      In 2002, Round Mountain is expected to produce approximately 700,000 ounces (Echo Bay’s share, 350,000 ounces), 6% less than 2001’s production of 746,950 ounces (Echo Bay’s share, 373,475 ounces) reflecting anticipated lower dedicated pad recovery from previously leached stockpiled material. See “Risk Factors” in this Schedule “C”.

Lupin

      The Lupin mine is an underground operation located 250 miles northeast of Yellowknife in the Nunavut Territory of Canada, 56 miles south of the Arctic Circle.

      The Lupin mining lease covers 6,998 acres. The principal lease was renewed for 21 years in 1992 and, provided Echo Bay has complied with its terms, is renewable for further 21 year periods subject to any applicable regulations then in effect. The lease was granted by the Department of Indian Affairs and Northern Development on behalf of the Crown and is subject to the provisions of the Territorial Lands Act (Canada) and the Canada Mining Regulations. The lease is in good standing. For a discussion regarding Inuit ownership interests see “— Other — Governmental and Environmental Regulation” in this Schedule “C”.

      Based on current reserves of 350,000 ounces and other resources of 0.4 million tons at an average grade of 0.314 ounces of gold per ton, the mine plan projects production through 2004. Drilling indicates additional mineralization at depth, which if confirmed by additional drilling, could extend the mine life for several more years. The Ulu satellite deposit, located approximately 100 miles north of Lupin, represents the potential for additional mill feed for the site.

      The following table sets forth operating data for the Lupin mine from 1997 through 2001:

	2001		2000		1999(1)	1998(1)	1997

Gold produced (ounces)		139,327		117,729	—	—		165,335
Mining cost/ton of ore	Cdn.$	47.35	Cdn.$	42.36	—	—	Cdn.$	46.09
Milling cost/ton of ore	Cdn.$	13.43	Cdn.$	13.98	—	—	Cdn.$	11.77
Production cost/ounce of gold produced:
Canadian dollars:
Direct mining expense	Cdn.$	420	Cdn.$	344	—	—	Cdn.$	381
Deferred mine development		(16)		(6)	—	—		13
Inventory movements and other		—		—	—	—		(1)

Cash operating cost	Cdn.$	404	Cdn.$	338	—	—	Cdn.$	393

U.S. dollars:
Cash operating cost	US$	246	US$	213	—	—	US$	284
Royalties		—		—	—	—		—
Production taxes		—		—	—	—		—

Total cash cost		246		213	—	—		284
Depreciation		30		27	—	—		71
Amortization		7		8	—	—		24
Reclamation and mine closure		14		17	—	—		14

Total production cost	US$	297	US$	265	—	—	US$	393

Capital expenditures (millions US$)		$2.6		$4.7	—	—		$12.3
Deferred (applied) mining expenditures (millions US$)		$1.5		$0.4	—	—		$(1.8)
Milled:
Ore processed (tons/day)		1,883		1,861	—	—		2,167
Total ore processed (000 tons)		685		508	—	—		789
Grade (ounce/ton)		0.218		0.248	—	—		0.226
Recovery rate (%)		93.2		93.3	—	—		92.6

(1)	The Lupin mine was under care and maintenance in 1999 and 1998 and recommenced production in April 2000.

     Cash operating costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading “Calculation of Cash Operating Costs, Total Production Costs and Reconciliation to the Statements of Operations” on page C-5.

Geology and Mineral Reserves

      Gold at the Lupin deposit occurs in a Z-shaped isoclinally folded iron formation of Archean age. Gold is associated with pyrrhotite, arsenopyrite and quartz. Lupin mineral reserves(1) at December 31, 2001 were as follows:

		Average grade
	Tonnage	of gold	Gold content(2)

	(000’s short tons)	(ounces per ton)	(000’s ounces)
Center Zone	493	0.278	137
East Zone	128	0.226	27
West Zone	590	0.251	148
McPherson Zone	156	0.263	38

Total Proven and Probable-2001	1,367	0.256	350

Proven	949	0.254	241
Probable	418	0.259	109

Total Proven and Probable-2001	1,367	0.256	350

Total Proven and Probable-2000	1,678	0.259	434

(1)	See “Reserves” in this Schedule “C” for a discussion of the estimation of proven and probable mineral reserves.

(2)	Reserves do not reflect losses in the milling process but do include allowance for dilution of ore in the mining process. The mining recovery factor was estimated at 85%. The average mill recovery rate in 2001 was 93.2%.

     The cut-off grade used in the reserve calculation is 0.204 ounce of gold per ton except for portions of the East Zone where a cut-off grade of 0.150 ounce of gold per ton was used. The lower grade East Zone represents 6% of total reserves at Lupin.

Mining and Processing

      Access to the Lupin underground mine, removal of ore and waste, and movement of personnel within the mine is by a shaft developed to a depth of 3,970 feet and by a ramp driven to a depth of 4,510 feet. The first phase of the winze (internal shaft) has been developed between the 3,450 foot level and the 4,400 foot level, allowing removal of ore and waste from deeper within the mine. However, additional ground support is required and longer truck haulage distances are a factor as the depth increases. As a result, mining in the deeper levels of the mine is slower and more expensive.

      The mill processed 1,883 tons per day in 2001 compared to 1,861 tons per day in 2000. Production increased due to a full year of production in 2001 compared to nine months of production in 2000, partially offset by the mining and milling of lower grade ore.

      In 2002, Lupin is expected to produce 140,000 ounces, approximately the same amount as in 2001. See “Risk Factors” in this Schedule “C”.

Supplies, Utilities and Transportation

      The Lupin mill facilities and mine are in a remote location in the sub-Arctic region of Canada. Echo Bay must, therefore, prepare for and respond to difficult weather and other conditions. At the mine, Echo Bay maintains supplies of spare parts and other materials, including fuel, in excess of that required at less remote locations.

      The principal supplies needed for the operation of the Lupin mine are diesel fuel, chemical reagents (including lime, cyanide and zinc), cement, grinding media, drill steel, equipment parts, lubricants, food and explosives. The largest single item is diesel fuel, which is used principally to generate power. A diesel-powered generating plant provides power for all the Lupin facilities. The powerhouse has a primary installed capacity of approximately 18,000 kilowatts, which is supplemented by additional standby generators having a combined capacity of 1,500 kilowatts. Heating for the Lupin facilities is obtained by using waste heat from these generators augmented by oil-fired boilers.

      All equipment, materials and supplies must be transported to the mine from Edmonton or Yellowknife. Personnel are transported from these locations and from Kugluktuk and Cambridge Bay in the Nunavut Territory. In 2001, the cost of transporting personnel, equipment, material and supplies to Lupin was approximately $5.2 million. Each year since 1983, Echo Bay has completed a 360-mile ice road commencing 40 miles northeast of Yellowknife and ending at the Lupin mine. This is the most economical way of transporting bulk items, including fuel, to the mine. Winter road operating costs are shared with other users. The winter road is usable for approximately 12 weeks each year beginning in mid-January, during which time tractor-trailers can transport all of Echo Bay’s annual requirements for diesel fuel, chemical reagents and other supplies. There are on-site facilities for the storage of approximately 5.4 million U.S. gallons of diesel fuel, which is in excess of the mine’s annual requirements.

      In order to operate the winter road, Echo Bay is required to obtain certain licenses from the Federal and Territorial Governments. To date, Echo Bay has experienced no significant difficulties in obtaining these licenses. The current license of occupation expires in 2003. The process to file a new application for a jointly held license of occupation among major road users is underway.

      Surface facilities at the Lupin mine include a 6,300-foot compacted gravel airstrip with an instrument landing and navigation system and runway lighting. Supplies and personnel that must be brought in by air are transported principally on Echo Bay’s Boeing 727 aircraft, which carries up to 114 passengers, or up to 35,000 pounds of freight, or a combination of both passengers and freight.

      Voice and data communications with the Lupin mine are maintained via satellite, which provides for uninterrupted communications regardless of weather conditions.

Water Supply and Waste Disposal

      Water for mining, milling and domestic use is obtained on site by pumping from Contwoyto Lake. Tailings from the mill are pumped into a tailings pond or pumped underground as part of the paste-backfill. Since 1995, approximately 31% of tailings have been placed underground as paste-backfill. Water from the tailings pond is processed through a water treatment plant and monitored for compliance with all regulatory standards prior to discharge. In July of 2000, the Lupin water license was extended for a period of 8 years through 2008.

McCoy/Cove

      On June 9, 2002, Echo Bay Exploration Inc. and Echo Bay Minerals Company, subsidiaries of Echo Bay, entered into a new McCoy/Cove asset purchase agreement, amended as of November 19, 2002, with Newmont USA Limited, a subsidiary of Newmont, providing for the conveyance of the McCoy/Cove complex. The closing of the transaction is subject to the completion of the combination. In consideration of the purchase of such assets, Newmont USA has agreed to assume all liabilities and obligations relating to the reclamation or remediation required for the McCoy/Cove complex.

      The McCoy mine and surrounding property is located in Lander County, Nevada, about 30 miles southwest of the town of Battle Mountain. The Cove deposit, located one mile northeast of the McCoy deposit, was discovered in early 1987. Open pit mining of the Cove deposit began in early 1988 and was completed in October 2000. Underground mining of the Cove deposit was completed in July 2001. The Corporation completed mining and processing activities at McCoy/Cove on March 31, 2002 and McCoy/Cove thereafter transitioned from a producing property to a property in reclamation. McCoy/Cove produced 16,501 ounces of gold and 1.5 million ounces of silver in the first quarter of 2002.

      The McCoy/Cove property consists of approximately 946 unpatented and 9 patented claims covering approximately 19,000 acres of United States federal land administered by the Bureau of Land Management of the Department of the Interior. See “— Other — Governmental and Environmental Regulation” in this Schedule “C”.

Kettle River

      The Kettle River properties are located in Ferry County in the State of Washington and cover approximately 8,588 acres through patented and unpatented mining claims and fee lands.

      In 2000, exploration efforts identified an extension to the northeast of the K-2 project. This area was developed in 2001 and is scheduled for mining in 2002. However, additions to reserves were less than expected and Echo Bay recorded a provision for impaired assets of $4.4 million in the fourth quarter of 2001. The need for, and the amount of, the provision was determined by comparing asset carrying values to estimated future net cash flows from existing reserves.

      The following table sets forth operating data for the Kettle River operation from 1997 through 2001:

	2001	2000	1999	1998	1997

Gold produced (ounces)	50,349	94,086	104,396	113,692	129,866
Mining cost/ton of ore	$25.20	$20.52	$23.57	$21.65	$21.53
Milling cost/ton of ore	$12.02	$11.58	$11.22	$10.71	$10.58
Production cost/ounce of gold produced:
Direct mining expense	$229	$224	$239	$238	$231
Deferred mine development	—	—	—	—	—
Inventory movements and other	59	(6)	(1)	6	(4)

Cash operating cost	288	218	238	244	227
Royalties	10	13	15	12	14
Production taxes	1	1	2	1	2

Total cash cost	299	232	255	257	243
Depreciation	19	11	55	77	54
Amortization	42	8	8	5	36
Reclamation and mine closure	15	15	15	12	12

Total production cost	$375	$266	$333	$351	$345

Capital expenditures (millions)	$4.1	$1.4	$0.5	$1.5	$3.8

	2001	2000	1999	1998	1997

Milled:
Ore processed (tons/day)	934	1,470	1,698	2,017	2,118
Total ore processed (000 tons)	340	535	630	734	771
Grade (ounce/ton)	0.178	0.209	0.198	0.187	0.197
Recovery rate (%)	83.0	84.1	83.7	82.8	85.4

      Cash operating costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading “Calculation of Cash Operating Costs, Total Production Costs and Reconciliation to the Statements of Operations” on page C-5.

Geology and Mineral Reserves

      Mineral reserves at the K-2 deposit are contained in steeply dipping quartz carbonate veins hosted by Eocene age volcanic rocks. Kettle River mineral reserves(1) at December 31, 2001 were as follows:

		Average grade
	Tonnage	of gold	Gold content(2)

	(000’s short tons)	(ounces per ton)	(000’s ounces)
Ore stockpiles	22	0.182	4
K-2	107	0.196	21

Total Proven and Probable-2001	129	0.194	25

Proven	105	0.197	21
Probable	24	0.179	4

Total Proven and Probable-2001	129	0.194	25

Total Proven and Probable-2000	363	0.193	70

(1)	See “Reserves” for a discussion of the estimation of proven and probable mineral reserves.

(2)	Reserves do not reflect losses in the milling process but do include allowance for dilution in the mining process. The average mill recovery rate of gold in 2001 was 83.0%.

     The cut-off grade is 0.143 ounces of gold per ton at K-2.

Mining and Processing

      At Kettle River, a series of deposits are mined and trucked to feed a central mill. In 2001, approximately 78% of ore milled came from K-2 and 22% came from Lamefoot stockpiles. The mill processed approximately 934 tons of ore per day in 2001, compared to 1,470 tons per day in 2000. Total Kettle River production decreased in 2001 compared to 2000 due to the completion of Lamefoot mining in 2000.

      The mining method used at K-2 is longhole open stoping, with delayed backfill. Total K-2 ore production in 2001 was 221,547 tons compared to 227,671 in 2000.

      K-2 area production at Kettle River is subject to a 5% gross proceeds royalty and a net smelter return royalty ranging from 2% at gold prices of $300 per ounce or less to 3% at gold prices of $400 per ounce or more. A portion of production from the Lamefoot area of the Kettle River mine is subject to a 5% net smelter return royalty.

      In 2002, Kettle River is expected to produce approximately 35,000 ounces of gold, which is 30% less than the 50,349 ounces of gold produced in 2001, reflecting lower mill tonnage. See “Risk Factors” in this Schedule “C”.

Aquarius Development Project

      In 1997, Echo Bay deferred a final construction decision on its 100%-owned Aquarius gold project, located in Macklem Township, 40 kilometers east of Timmins, Ontario, Canada.

      Based on the revised bankable feasibility study completed during 2000, Aquarius has proven and probable reserves of 1,189,000 ounces of gold at December 31, 2000 (17.5 million tons of ore at an average grade of 0.068 ounces per ton). The reserves are based on a cutoff grade of 0.015 ounce per ton. The cutoff grade was based on a price of $300 per ounce of gold.

      Echo Bay expensed Aquarius holding costs of $0.8 million in 2001 and $0.7 million in 2000. At December 31, 2001, Echo Bay has a net book value of approximately $43.7 million in acquisition and construction costs related to Aquarius. Further delays in development and construction from continued low gold prices could result in a write-down of all or a portion of these costs. Echo Bay expects to expense approximately $1.1 million in development holding costs for Aquarius in 2002.

Exploration

      In addition to conducting exploration for new gold deposits, Echo Bay explores for extensions of known reserves at its mines and development properties. Echo Bay’s exploration program concentrates on those projects believed to represent the most promising near-term prospects. In particular, exploration efforts are focused on projects located where Echo Bay already has, or plans an extensive gold mining infrastructure, principally those prospects in North America.

      At Round Mountain, drilling continued at the Gold Hill property located approximately four miles north of the current mining and processing facilities. Results were encouraging and additional drilling will continue in 2002 to delineate the potential.

      At Kettle River, drilling continued to define an extension to the northeast of the K-2 deposit. In 2002, work will continue to further delineate and define the resource.

Sunnyside

      In 1996, Sunnyside Gold Corporation (“SGC”), an indirect wholly owned subsidiary of Echo Bay, finalized a consent decree with the State of Colorado that set standards for the release of all reclamation and water treatment permits and resolved future enforcement issues regarding groundwater seeps and springs. SGC estimates that it will take at least two more years for all of the conditions of the consent decree agreement to be fulfilled by both parties.

SGC has $3.6 million accrued at December 31, 2001 for future reclamation costs at the Sunnyside mine. SGC’s provision for future reclamation costs is reviewed periodically and adjusted, as additional information becomes available.

Other

Precious Metal Sales and Hedging Activities

      Echo Bay’s doré bars are further refined by third parties and the refined gold and silver is sold to banks or precious metal dealers.

      Echo Bay’s profitability is subject to changes in gold prices, exchange rates, interest rates and certain commodity prices. To reduce the impact of such changes, Echo Bay attempts to lock in the future value of certain of these items through hedging transactions. These transactions are accomplished through the use of derivative financial instruments, the value of which is derived from movements in the underlying prices or rates.

      Echo Bay continually monitors its hedging policy in light of forecasted production, operating and capital expenditures, exploration and development requirements and factors affecting volatility of gold prices such as actual and prospective interest rate and gold lease rate performance. The gold-related instruments used in these transactions include forward sales contracts and options. These forward sales contracts obligate Echo Bay to sell gold at a specific price on a future date. Call options give the holder the right, but not the obligation to buy gold on a specific future date at a specific price. These tools reduce the risk associated with gold price declines, but also could limit Echo Bay’s participation in increases of gold prices. Echo Bay engages in forward currency-exchange contracts to reduce the impact on the Lupin mine’s operating costs caused by fluctuations in the exchange rate of U.S. dollars to Canadian dollars.

      Echo Bay assesses the exposure that may result from a hedging transaction prior to entering into the commitment, and only enters into transactions which it believes accurately hedge the underlying risk and could be safely held to maturity. Echo Bay does not engage in the practice of trading derivative securities for profit. Echo Bay regularly reviews its unrealized gains and losses on hedging transactions.

      The credit risk exposure related to all hedging activities is limited to the unrealized gains on outstanding contracts based on current market prices. To reduce counterparty credit exposure, Echo Bay deals only with large, credit-worthy financial institutions and limits credit exposure to each. In addition, Echo Bay deals only in markets it considers highly liquid to allow for situations where positions may need to be reversed.

      At December 31, 2001, the estimated fair value of Echo Bay’s hedge portfolio was $1.4 million. Echo Bay’s current counterparties do not require margin deposits. Sensitivity to various market factors underlying these contracts are shown in note 18 to the 2001 audited consolidated financial statements of Echo Bay.

      In 2001, Echo Bay delivered approximately 19% of gold production against forward sales and put options at an average commitment price of $317 per ounce. This compares with 37% of gold production at $313 per ounce in 2000 and 77% of gold production at $346 per ounce in 1999. Approximately 21% of silver production was delivered against forward sales and put options at an average cash price of $5.86 per ounce in 2001. This compares to 35% at $5.71 per ounce in 2000 and 43% at $5.66 per ounce in 1999.

      Echo Bay’s commodity contracts as of December 31, 2001 are shown in note 18 to the 2001 audited consolidated financial statements of Echo Bay. For the year 2002, this position includes forward sales of approximately 60,000 ounces of gold at a minimum forward price of $293 per ounce. In addition, Echo Bay has sold call options for 120,000 ounces of gold at an average strike price of $297 per ounce. These forward sales contracts and call options represent approximately 5% of reserves at December 31, 2001. The reduced hedging position results from continued weakness in spot gold prices and low forward premiums resulting in lower hedge prices that can be achieved.

      Echo Bay’s hedging commitments are described in note 18 to Echo Bay’s 2001 audited consolidated financial statements.

Governmental and Environmental Regulation

Canada

      The mining industry in the Nunavut Territory, where Echo Bay’s Lupin mine is situated, operates under Canadian federal and territorial legislation governing prospecting, development, production, environmental protection, exports, income taxes, labor standards, mine safety and other matters. Echo Bay believes its Canadian operations are operating in substantial compliance with applicable law.

      Echo Bay’s Lupin operation is subject to environmental regulation primarily by the Federal Department of Indian Affairs and Northern Development and the Nunavut Water Board. In addition, any changes or additions to existing operations at Lupin may be subject to environmental assessment by the federal government under the Canadian Environmental Assessment Act (Canada). The Department of Fisheries & Oceans (Canada) and the Department of the Environment (Canada) have an enforcement role in the event of environmental incidents, but presently have no direct regulatory role in relation to the Lupin operation. Lupin is also subject to the jurisdiction of the Nunavut Department of Sustainable Development pursuant to the Nunavut Environmental Protection Act. This Act contains requirements to obtain licenses and permits that may affect the Lupin operation in the future. Echo Bay believes it is in substantial compliance with all relevant territorial environmental law.

      On April 1, 1999, the Nunavut Agreement, dated May 25, 1993, between the Inuit of Canada’s eastern arctic region and Her Majesty the Queen in right of Canada, came into force. Under this agreement, the Inuit were granted ownership of approximately 360,000 square kilometers of land in an area referred to as the Nunavut Settlement Area, including ownership of subsurface rights in approximately 37,500 square kilometers of those lands. Third party interests in lands in the Nunavut Settlement Area created prior to April 1, 1999 are protected under the Nunavut Agreement. Where a third party was granted a mining lease under the Canada Mining Regulations in lands comprising the Nunavut Settlement Area, that interest continues in accordance with the terms and conditions on which it was granted, including any rights granted under the legislation that gave rise to the interest. However, where any successor legislation has the effect of diminishing the rights afforded to the federal government, it will not bind the Inuit without its consent. The Inuit are entitled to receive whatever compensation is payable by the interest holder for the use or exploitation of mineral rights. The federal government continues to administer the third party interest on behalf of the Inuit, unless the third party and the Inuit enter into an agreement under which the third party agrees to the administration of their interest by the Inuit. In the event such an agreement is reached, the applicable legislation will cease to apply to the third party interest. Subsurface interests in such lands continue to be administered in accordance with applicable legislation relating to those interests and are not affected by the Nunavut Agreement.

      Third party interests in lands in the Nunavut Settlement Area created on or after April 1, 1999 are granted, in the case of surface rights, by the appropriate regional Inuit association and, in the case of subsurface rights, by Nunavut

Tungavik Incorporated, which will hold subsurface title to Inuit owned lands and will be additionally responsible, in consultation with the appropriate regional Inuit associations, for the administration and management of those subsurface rights.

United States

      Echo Bay’s U.S. operations are subject to comprehensive regulation with respect to operational, environmental, safety and similar matters by federal agencies including the U.S. Department of the Interior (Bureau of Land Management), the U.S. Department of Agriculture (U.S. Forest Service), the U.S. Environmental Protection Agency (“EPA”), the U.S. Mine Safety and Health Administration (“MSHA”) and similar state and local agencies. Failure to comply with applicable laws, regulations and permits can result in injunctive actions, damages and civil and criminal penalties. If Echo Bay expands or changes its existing operations or proposes any new operations, it may be required to obtain additional or amended permits or authorizations in accordance with the National Environmental Policy Act or state law counterparts. Echo Bay spends substantial time, effort and funds in planning, constructing and operating its facilities to ensure compliance with U.S. environmental and other regulatory requirements. Such efforts and expenditures are common throughout the U.S. mining industry and generally should not have a material adverse effect on Echo Bay’s competitive position.

      Echo Bay believes its U.S. operations are in substantial compliance with applicable air and water quality laws and regulations, including reporting requirements under the Emergency Planning Community Right to Know Act, and that it has acquired or applied for all permits required under such laws or requested by the states in which it is operating.

      Certain wastes from mining and mineral processing operations are currently exempt from regulation under the Bevill amendment to the Federal Resource Conservation and Recovery Act (“RCRA”). However, Congress may consider revision and reauthorization of RCRA, as well as the Federal Clean Water Act and Endangered Species Act, each of which substantially affects mine development and operations. The effect of any revised or additional regulation on Echo Bay’s U.S. operations cannot be determined until the legislative process is completed and new administrative rules are issued, but they could have a significant impact upon operations of all mining companies and increase the costs of those operations.

      New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on Echo Bay’s results of operations and financial condition, although the results of such actions are speculative. For example, during recent legislative sessions, legislation was considered in the United States Congress which proposed a number of modifications to the General Mining Law of 1872, which has traditionally governed the location and maintenance of unpatented mining claims and related activities on federal land. Among these modifications were proposals that would have (i) imposed a royalty on production from unpatented mining claims, (ii) increased the cost of holding and maintaining such claims, and (iii) imposed more specific reclamation requirements and standards for operations on such claims. Although none of these proposed modifications was enacted into law, Congress may consider the same or similar proposals during the balance of 2002 as well.

      The one area in which specific action has been taken relates to the regulation of surface activities on federally owned lands administered by the Bureau of Land Management (“BLM”). New surface management regulations (the “3809 Regulations”) were enacted and became effective on January 20, 2001. The effect of the new 3809 Regulations is to create a significantly more stringent and restrictive environment for activities and operations on federal lands involving unpatented mining claims and millsites. For example, the new 3809 Regulations provide that all activities on unpatented mining claims or millsites for which approval of a Plan of Operations is required (which includes all activities other than exploration activities that disturb less than five acres of surface) are subject to a new standard of review by the BLM, which must make a determination that the proposed activities would not cause substantial irreparable harm to significant scientific, cultural or environmental resource values that cannot be effectively mitigated. That new standard would apply to any new significant activities undertaken by Echo Bay or its subsidiaries on federal public lands. Imposition of that new standard does not affect Echo Bay’s existing approved Plans of Operation at its Round Mountain, McCoy/Cove and Kettle River properties. If Echo Bay makes any substantive modifications to those existing Plans of Operation (such as widening a road or expanding a leach pad or tailings facility), that standard (as well as all other provisions of the new 3809 Regulations) would apply unless Echo Bay could demonstrate to the BLM’s satisfaction that it was not practical for economic, environmental, safety or technical reasons. In addition, under previous regulations, up to 75% of financial security for the performance of reclamation obligations could be provided by corporate guarantees. While the new 3809 Regulations do provide for existing financial guarantees to continue to be in effect, no new corporate guarantees were to be accepted after July 19, 2001. To the extent applied to modifications of Echo Bay’s current operations, and to the extent Echo Bay engages in activities or operations on public lands outside of its current permit boundaries (including any new projects), the new 3809 Regulations will make the process for the preparation and obtaining of approval of a Plan of Operations more time-consuming and expensive, and any such proposed activities or operations will be subject to more detailed and expensive regulatory requirements. Moreover, Echo Bay’s ultimate ability to have any such proposed activities or operations approved will be subject to a much greater level of uncertainty. The new regulations may not significantly affect existing operations, so long as such operations do not require, for their continuing viability, new discretionary permits for land outside the boundaries of land currently permitted or significant changes within current permit boundaries. New, including expanded, exploration or mining operations will need to quantify the cost burden imposed by the new regulations when assessing the economic viability of any project.

      In addition, the BLM has called upon two of Echo Bay’s subsidiaries to provide other security to replace corporate guarantees that had been given in respect of the Round Mountain and McCoy/Cove operations totaling approximately $33 million. The subsidiaries consider the BLM’s action, taken by administrative decision, to be arbitrary, capricious and an abuse of discretion and are opposing and contesting the decision. The BLM has not asked for additional security amounts, rather the agency has requested a different form of security. If the BLM position were to prevail, there is a risk the BLM would initiate action designed to have operations suspended at the applicable location. The potential impact on Echo Bay as a result of such administrative action is difficult to predict. See “Risk Factors” in this Schedule “C”.

      The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), commonly called the “Superfund Act,” contains stringent reporting requirements for the release or disposal of hazardous substances, with substantial fines for noncompliance. In addition, under CERCLA, any party responsible for the release or threatened release of a hazardous substance into the environment is liable for all clean-up costs. Responsible parties under CERCLA include the owner or operator of the site where the release occurs or anyone who owned or operated the site when a disposal was made, regardless of culpability. Mining wastes are subject to CERCLA regulation if they contain hazardous substances, and the EPA has included several mining sites on its list of high-priority sites for clean up under CERCLA.

      Various types of dust control, revegetation and similar reclamation-related measures are generally required for Echo Bay’s U.S. operations under specific state or federal air, water quality and mine reclamation rules and permits. The BLM and Forest Service permits, and Plans of Operations for Echo Bay’s operations, also contain reclamation-related requirements. Echo Bay believes its operations are in substantial compliance with these reclamation requirements. Reclamation spending in 2001 amounted to approximately $4.9 million.

      Echo Bay believes that all of its U.S. operations are currently being conducted in substantial compliance with applicable MSHA and similar state labor, health and safety rules.

Employees

      At December 31, 2001, the Company employed 1,194 persons (excluding temporary employees directly involved in short-term programs), broken down as follows.

Round Mountain, including ancillary services	648
McCoy/Cove	143
Kettle River	88
Lupin	284
Technical and corporate staff and other	31

1,194

      A sufficient supply of qualified workers is available for both Canadian and U.S. operations, although the continuation of such supply depends upon a number of factors, including the availability of other employment opportunities. None of Echo Bay’s employees are represented by labor unions. Echo Bay believes it generally has good relations with its employees. Echo Bay provides its employees with a competitive compensation package and comprehensive benefits program.

Mining Risks and Insurance

      Echo Bay carries insurance against property damage, including boiler and machinery insurance, and comprehensive general liability insurance of $50 million per occurrence, which is applicable to all operations. Echo Bay carries special liability policies applicable to aircraft and motor vehicles. It is also insured against dishonesty and gold and silver bullion thefts, as well as losses of goods in transit. The property damage and boiler and machinery insurance policies include coverage for business interruption resulting from an insured physical loss, subject to a five-day waiting period and a maximum indemnification period of one year.

      Risks not insured against include mine cave-ins, mine flooding and other uninsurable underground hazards, ground failure in open-pit mines and most types of environmental pollution against which Echo Bay cannot insure or against which it has elected not to insure.

      Echo Bay believes that it has taken adequate precautions to minimize the risk of environmental pollution. However, with respect to certain mines, there is some risk that cyanide may escape from leach pads or tailings dams in sufficient quantities to cause water or surface pollution. See “— Other — Governmental and Environmental Regulation” in this Schedule “C”.

      Underground mining is generally subject to certain types of risks and hazards, including unusual or unexpected formations, pressures, cave-ins, flooding and other conditions. Echo Bay has not experienced any significant cave-ins at its underground mines. In addition, because mining can be conducted on a number of different levels at the same time, a cave-in in one area would not necessarily affect mining in other areas.

      Open-pit mining, such as that conducted at certain of Echo Bay’s mines, is generally subject to certain types of risks and hazards, primarily pit wall failure. Open pit mining is conducted in phases and a pit wall failure in one area would not necessarily affect overall pit design or mining in unaffected areas.

Supplies, Utilities and Transportation

      The principal supplies needed for the operation of Echo Bay’s mines are explosives, diesel fuel, chemical reagents (including cyanide, lime, sulfur dioxide, sodium hydroxide and zinc dust), cement, equipment parts and lubricants.

      Power is supplied to Echo Bay’s mines by power companies or by diesel generators. Each mine has access to adequate water.

      Each of the U.S. mines has good road access by either paved or gravel roads from state highways.

      The Lupin mill facilities and mine are in a remote location in the sub-Arctic region of Canada. Echo Bay must therefore prepare for and respond to difficult weather and other conditions. All equipment, materials and supplies must be transported to the mine from Edmonton or Yellowknife. Personnel are transported from these locations and from Kugluktuk and Cambridge Bay in the Nunavut Territory. Each year since 1983, Echo Bay has completed a 360-mile ice road commencing 40 miles northeast of Yellowknife and ending at the Lupin mine. This is the most economical way of transporting bulk items, including fuel, to the mine. Echo Bay operates a Boeing 727 to transport personnel and some supplies to the mine.

Waste Disposal

      Heap leaching is done with a weak cyanide solution held within a closed circuit, which includes the leach pads and surface holding ponds. Leached ore from the reusable pad at Round Mountain is rinsed and fed to the mill or placed on dedicated pads. Where dedicated pads are used, the leached ore remains on the pads. Mill processing may use a cyanide leaching solution, which is contained within the mills’ processing circuits. See “— Other — Governmental and Environmental Regulation” in this Schedule “C”. See also “— Lupin — Water Supply and Waste Disposal” in this Schedule “C”.

Royalties

      Round Mountain mine production is subject to a net smelter return royalty ranging from 3.53% at gold prices of $320 per ounce or less to 6.35% at gold prices of $440 per ounce or more. Its production is also subject to a gross revenue royalty of 3.0%, reduced to 1.5% after $75.0 million has been paid.

      McCoy/Cove production is subject to a 2% net smelter return royalty. This royalty is based on sales less certain deductions.

      A portion of production from the Lamefoot area of the Kettle River mine is subject to a 5% net smelter return royalty. K-2 area production at Kettle River is subject to a 5% gross proceeds royalty and a net smelter return royalty ranging from 2% at gold prices of $300 per ounce or less to 3% at gold prices of $400 per ounce or more.

Lease Commitments

      Echo Bay leases office premises for its head office functions, and enters into lease commitments for office equipment. Echo Bay incurred $1.1 million in rental expense in 2001, net of $1.4 million in rental income related to office subleases. Echo Bay’s commitments under the remaining terms of the leases are approximately $6.7 million, payable as follows: $2.0 million in 2002, $1.6 million in 2003, $1.5 million in 2004, $1.0 million in 2005, $0.1 million in 2006 and $0.5 million thereafter.

RISK FACTORS

      The risk factors identified below should be carefully reviewed and evaluated.

Continued depressed gold prices may negatively affect Echo Bay’s production, profitability, reserves and liquidity.

      The profitability of Echo Bay’s current operations is directly related and sensitive to the market price of gold, which fluctuates widely due to factors beyond Echo Bay’s control.

      Since 1997, gold prices have been at depressed levels and may remain at such depressed levels in the future. If gold prices should fall below Echo Bay’s cash costs of production and remain at such levels for any sustained period of time, it may not be economically feasible to continue commercial production at any or all of Echo Bay’s mines. This previously occurred in January 1998, when Echo Bay temporarily suspended operations at the Lupin mine. Also, in 1997, Echo Bay deferred a final construction decision on its Aquarius development project and deferred further development of the Ulu satellite deposit in Canada due to the decline in gold prices.

      The cash operating costs at Echo Bay’s four operating mines averaged $223 per ounce in 2001 and are expected to average approximately $225 per ounce in 2002. Total production costs were $296 per ounce in 2001 and are expected to average approximately $300 per ounce in 2002. Given the current price of gold, $301 per ounce as of March 28, 2002, Echo Bay may experience liquidity difficulties, and its ability to invest funds in exploration and development may be significantly impaired. While Echo Bay continues to generate cash flow from operations at current gold prices, the amount of cash flow available for acquisitions, investments, exploration and development remains very limited.

      Cash operating costs and total production costs are non-GAAP measures. For further information on these non-GAAP measures, please refer to the disclosure under the heading “Calculation of Cash Operating Costs, Total Production Costs and Reconciliation to the Statements of Operations” on page C-5.

      Declines in the market price of gold and related precious metals also may require Echo Bay to write-down its reserves, which would adversely affect production, profitability and Echo Bay’s financial position. The gold price used in estimating Echo Bay’s mineral reserves at December 31, 2001 was $300 per ounce. The market price was $277 per ounce at December 31, 2001. The market price of gold has for more than four years traded, on average, below the price at which Echo Bay estimates its reserves. If Echo Bay were to determine that its reserves and future cash flows should be estimated at a significantly lower gold price than that used at December 31, 2001, there would likely be a reduction in the amount of gold reserves. Echo Bay estimates that if reserves at December 31, 2001 were based on $275 per ounce of gold, reserves would decrease by approximately 13% at Round Mountain, 5% at Kettle River and 2% at the Aquarius development property. Should any significant reductions in reserves occur, material “write-downs” of Echo Bay’s investment in mining properties and increased amortization, reclamation and closure charges may be required. For example, in 2001, due to an unexpected reduction in reserves, a $4.4 million provision was made for impaired assets at Kettle River. Under certain such circumstances, Echo Bay may discontinue the development of a project or mining at one or more of its properties.

      Echo Bay has implemented a hedging program to reduce the risk associated with gold price volatility, however, there is no assurance that Echo Bay’s hedging strategies will be successful. See “Description of Business and Properties — Other — Precious Metal Sales and Hedging Activities” in this Schedule “C”.

Failure to replace reserves may negatively affect production.

      Because mines have limited lives based on proven and probable reserves, Echo Bay must continually replace and expand its reserves as it produces gold. It is currently estimated that Kettle River has less than one year of mine life remaining without the development of additional reserves. Echo Bay’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production, such as the Aquarius project in Canada, and to expand existing mines.

      No assurance can be given that Echo Bay’s exploration programs will result in the replacement of current production with new reserves or that Echo Bay’s development program will be able to extend the life of Echo Bay’s existing mines. In the event that new reserves are not developed, Echo Bay will not be able to sustain its current level of gold production beyond the life of its existing reserve estimates and revenues will decrease as a result.

      There are a number of uncertainties inherent in any exploration and development program relating to:

•	the location of economic mineral reserves;

•	the development of appropriate metallurgical processes;

•	the receipt of necessary governmental permits; and

•	the construction of mining and processing facilities.

      Accordingly, there can be no assurance that Echo Bay’s efforts will yield new reserves to replace and expand current reserves.

Failure to develop new mines or expand existing mines may negatively affect future production.

      Echo Bay’s ability to maintain, or increase, its annual production of gold will be dependent in significant part on its ability to bring new mines into production, such as the Aquarius project in Canada, and to expand existing mines. In 1997, Echo Bay deferred a final construction decision on Aquarius and deferred further development of the Ulu satellite deposit in Canada.

      The economic feasibility analysis with respect to any individual project is based upon:

•	the interpretation of geological data obtained from drill holes and other sampling techniques;

•	estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed;

•	gold and silver price assumptions;

•	the configuration of the ore body;

•	expected recovery rates of metals from the ore;

•	comparable facility and equipment costs;

•	anticipated climatic conditions;

•	estimates of labor productivity; and

•	royalty or other ownership burdens.

      Echo Bay’s feasibility studies are based on Echo Bay’s knowledge of the operating history of similar ore bodies in the region. The actual operating results of its development projects, however, may differ materially from those anticipated, and uncertainties related to operations are increased further in the case of development projects. In addition to the successful completion of final feasibility studies, the issuance of necessary permits and receipt of adequate financing are required for successful development of properties. See “Description of Business and Properties — Other — Governmental and Environmental Regulation” in this Schedule “C”.

Echo Bay encounters strong competition from other mining companies in connection with the acquisition of personnel and properties producing or capable of producing precious metals.

      As a result of this competition, some of which is with companies with greater financial resources, Echo Bay may be unable to maintain or acquire the personnel and expertise required to develop and operate its properties. Also, Echo Bay may be unable to acquire attractive mining properties on terms it considers acceptable or at all. Consequently, its revenues, operations and financial condition could be materially adversely affected.

Failure to secure the necessary letters of credit or surety bonds or to provide the necessary corporate guarantees to secure reclamation obligations, could result in violation of Echo Bay’s operating permits and impact Echo Bay’s ability to continue operating at specific locations.

      Certain regulatory agencies may require security to be provided for some or all of the cost to restore land disturbed during operations. Echo Bay has typically provided letters of credit, surety bonds and corporate guarantees as security for these future reclamation costs. The market place for third party security instruments is, however, very limited to the mining industry and to Echo Bay in particular. If Echo Bay is unable to secure the necessary forms of security, its ability to continue operations at specific locations could be jeopardized. Even where Echo Bay currently has security in place for reclamation costs, it may be required to provide additional, or alternative, financial instruments. For example, early in 2001, regulators in Nevada called upon two of Echo Bay’s subsidiaries to provide other forms of security to replace corporate guarantees that had been given in respect of the Round Mountain and McCoy/ Cove operations totaling approximately $33 million. Echo Bay disagrees with the regulators’ position and believes that the subsidiaries qualify under the criteria set out for corporate guarantees and will oppose the regulatory position. If Echo Bay is required to provide additional or alternative forms of security, and is unable to do so at acceptable costs or at all, it may be prohibited from commencing or continuing operations and its financial condition and prospects would be adversely affected. See “Description of Business and Properties — Other — Governmental and Environmental Regulation” in this Schedule “C”.

Reserve estimates are inherently uncertain. Any material inaccuracies in Echo Bay’s reserve estimates or assumptions underlying reserve estimates could cause reserves to be overstated.

      The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimate is a function of:

•	the quantity and quality of available drilling data;

•	engineering and geological interpretation;

•	testing and production experience;

•	gold prices;

•	operating and capital costs;

•	short-term operating factors such as the need for sequential development of ore bodies; and

•	the processing of new or different ore grades and ore types.

      The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. If they are not, Echo Bay may discontinue the development of a project or mining at one or more of its properties.

      Reserve calculations and life-of-mine plans using significantly lower prices (see gold price affect on Echo Bay’s production, profitability, reserves and liquidity) could result in material write-downs of its investment in mining properties and increased amortization, reclamation and closure charges.

Echo Bay’s activities are subject to complex laws and regulations that can adversely affect operating and development costs, the timing of operations and/or the ability to operate.

      Echo Bay’s mining operations and exploration and development activities are subject to extensive Canadian, U.S. and other foreign federal, state, provincial, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, waste disposal, protection of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, toxic substances, reporting and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing Echo Bay’s mines and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that Echo Bay would not proceed with the development or operation of a mine. Future regulatory developments, such as more stringent environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from Echo Bay’s operations, could result in substantial costs and liabilities, reduced profits and a deterioration of its financial condition.

      Echo Bay is required to obtain governmental permits to develop its reserves and for expansion or advanced exploration activities at its operating properties and its exploration properties. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous Canadian, U.S. or foreign federal, state, provincial, territorial and local agencies. Echo Bay will be required to obtain additional permits to allow it to construct and operate properties currently under development. The duration and success of each permitting effort are contingent upon many variables not within Echo Bay’s control. If Echo Bay is unable to obtain the necessary approvals, it will not be able to commence production at the applicable mine. See “Description of Business and Properties — Other — Governmental and Environmental Regulation” in this Schedule “C”.

      In addition, there is a risk that private individuals or entities may assert that Echo Bay’s activities have caused damage to their interests. For example, in 2000, a subsidiary of Echo Bay and numerous other parties were served with a complaint from the Colorado School of Mines for environmental cleanup costs at a federal Comprehensive Environmental Response, Compensation and Liability Act site. Echo Bay’s share of the settlement was approximately $89,500.

Echo Bay’s mining operations are subject to significant risks that may not be covered by insurance.

      The business of gold and silver mining is generally subject to a number of risks and hazards, including:

•	environmental conditions;

•	industrial accidents;

•	labour disputes;

•	unusual or unexpected geological conditions;

•	ground or slope failures, cave-ins;

•	changes in the regulatory environment; and

•	natural phenomena such as inclement weather conditions, floods, blizzards and earthquakes.

      Such occurrences could result in:

•	damage to mineral properties or production facilities;

•	personal injury or death;

•	environmental damage to Echo Bay’s properties or the properties of others;

•	delays in mining;

•	monetary losses and possible legal liability.

      “Description of Business and Properties — Other — Mining Risks and Insurance” in this Schedule “C”.

Certain of Echo Bay’s United States property rights consist of unpatented lode mining claims.

      Unpatented mining claims and millsites are generally considered to be subject to greater title risk than other real property interests. The validity of an unpatented mining claim or millsite, in terms of its location and maintenance, and the uses thereof, is dependent on strict compliance with a complex body of federal and state statutory and decisional law, administrative interpretation of that law and, for unpatented mining claims, the existence of a discovery of valuable minerals. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims or millsites. There can be no assurance that title to any of its unpatented mining claims or millsites may not be defective.

Repercussions from terrorist acts committed in the United States could harm business operations and adversely impact the Corporation’s ability to meet its expectations and other forward looking statements contained herein.

      The terrorist attacks in the United States on September 11, 2001 caused instability in the world’s markets. There can be no assurance that these terrorist attacks, or the responses to them, will not lead to further acts of terrorism in the United States, Canada or elsewhere, which may contribute to economic instability in the United States, Canada and other geographic areas in which Echo Bay is active. Specifically, such instability could adversely affect production or exploration activities.

GOLD PRICES

      The following table sets forth annual high, low, average and end of period afternoon fixing gold prices in U.S. dollars per troy ounce on the London Bullion Market.

		Year Ended December 31,

	2002(*)	2001	2000	1999	1998	1997

High	$327	$293	$313	$326	$313	$367
Low	278	256	264	253	273	283
Average	306	271	279	279	294	332
End of Period	324	277	274	290	286	293

(*) Through September 30, 2002

SILVER PRICES

      The following table sets forth annual high, low, average and end of period noon prices in U.S. dollars per troy ounce as quoted by Handy & Harman.

		Year Ended December 31,

	2002(*)	2001	2000	1999	1998	1997

High	$5.15	$4.86	$5.53	$5.77	$7.31	$6.13
Low	4.26	4.06	4.60	4.91	4.72	4.18
Average	4.66	4.39	5.00	5.25	5.54	4.87
End of Period	4.56	4.50	4.60	5.40	4.87	6.13

(*) Through September 30, 2002

LEGAL PROCEEDINGS

      The Corporation is currently subject to a number of third party claims which the Corporation believes are routine in, and incidental to, the normal course of its business. In addition, two wholly owned subsidiaries of the Corporation, Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the “Subsidiaries”), are currently subject to legal proceedings.

      In September 1992, Summa Corporation (“Summa”) commenced a lawsuit against the Subsidiaries alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and another mine, which is no longer in operation. The matter was tried in the Nevada State Court in April 1997, with Summa claiming more than $13 million in damages, and, in September 1997, judgment was rendered for the Subsidiaries. The decision was appealed by Summa to the Supreme Court of Nevada, which in April 2000 reversed the decision of the trial court and remanded the case back to the trial court for “a calculation of the appropriate [royalties] in a manner not inconsistent with this order.” The case was decided by a panel comprised of three of the seven Justices of the Supreme Court of Nevada and the Subsidiaries petitioned that panel for a rehearing. The petition was denied by the three member panel on May 15, 2000 and remanded to the lower court for consideration of other defences and arguments put forth by the Subsidiaries. The Subsidiaries filed a petition for a hearing before the full Supreme Court and on December 22, 2000, that Court recalled its previous decision. Both the Subsidiaries and their counsel believe that grounds exist to modify or reverse the decision. The Corporation has $1.5 million accrued related to this litigation. If the appellate reversal of the trial decision is maintained and the trial court, on remand, were to dismiss all of the Subsidiaries’ defences, the royalty calculation at McCoy/Cove would change and additional royalties would be payable. Neither the Corporation, nor counsel to the Subsidiaries, believes it is possible to quantify the precise amount of liability pursuant to a revised royalty calculation.

      In November 2001, two former employees of the Corporation brought a claim against the Corporation pursuant to the Class Proceedings Act (British Columbia) as a result of the temporary suspension of operations at the Corporation’s Lupin mine in the spring of 1998 and the layoff of employees at that time. The Corporation does not know at this time the amount being claimed by the former employees nor whether the claim is appropriate for certification as a class action. On August 12, 2002, the Supreme Court of British Columbia decided it had such jurisdiction. Echo Bay is appealing this decision. No determination has been made by this Court as to whether this action is suitable for certification as a class action and no decision has been rendered with respect to the merits of the action.

      While the outcome of any particular claim is not certain, the Corporation believes it has substantive defences and intends to vigorously defend all claims.

COMPILATION REPORT

To the Directors of

  KINROSS GOLD CORPORATION

      We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet as at September 30, 2002 and the unaudited pro forma consolidated statements of operations for the nine months then ended and for the year ended December 31, 2001, which have been prepared for inclusion in this circular. In our opinion, the unaudited pro forma consolidated balance as at September 30, 2002 and the unaudited pro forma consolidated statements of operations for the nine months then ended and for the year ended December 31, 2001 have been properly compiled to give effect to the transactions and assumptions described in the notes thereto.

(Signed) Deloitte & Touche LLP

Chartered Accountants

Toronto, Canada

November 20, 2002

COMMENT FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

      The above opinion, provided solely pursuant to Canadian requirements, is expressed in accordance with reporting standards generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of unaudited pro forma financial statements. U.S. standards do not provide for the expression of an opinion on the compilation of unaudited pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under U.S. standards, we would be unable to express any opinion with respect to the compilation of the accompanying unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations.

(Signed) Deloitte & Touche LLP

Chartered Accountants

Toronto, Canada

November 20, 2002

KINROSS GOLD CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

(unaudited)
(Expressed in millions of U.S. Dollars)
As at September 30, 2002

					Pro Forma	Pro Forma
	Notes	Kinross	TVX	Echo Bay	Adjustments	Consolidated

Assets
Current assets
Cash and cash equivalents		$84.5	$108.4	$20.9	$—	$81.9
	2.3	—	—	—	(27.0)
	2.4	—	—	—	91.5
	2.5	—	—	—	(180.0)
	2.12	—	—	—	(16.4)
Restricted cash		21.5	—	—	—	5.6
	2.12	—	—	—	(15.9)
Accounts receivable		12.4	22.4	8.0	—	43.3
	2.2	—	—	—	(0.5)
	2.12	—	—	—	1.0
Inventories		39.4	21.2	25.8	—	103.0
	2.12	—	—	—	16.6
Restricted bullion inventory		5.4	—	—	—	5.4
Marketable securities		0.3	4.2	2.2	—	20.8
	2.2	—	—	—	14.1

		163.5	156.2	56.9	(116.6)	260.0
Property, plant and equipment		348.5	227.1	138.3	—	1,012.0
	2.1	—	—	—	172.1
	2.2	—	—	—	102.7
	2.12	—	—	—	23.3
Goodwill		—	—	—		836.5
	2.1	—	—	—	371.1
	2.2	—	—	—	467.5
	2.3	—	—	—	27.0
	2.14	—	—	—	34.9
	2.6	—	—	—	(64.0)
Long-term investments		11.9	—	53.8	—	20.2
	2.2	—	—	—	(38.8)
	2.6	—	—	—	(6.7)
Restricted cash		—	9.1	—	—	9.1
Future income and mining taxes		—	12.3	—	—	12.3
Deferred charges and other assets		8.5	28.4	—	—	28.5
	2.1	—	—	—	(11.9)
	2.12	—	—	—	3.5

		$532.4	$433.1	$249.0	$964.1	$2,178.6

KINROSS GOLD CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET — (Continued)

(unaudited)
(Expressed in millions of U.S. Dollars)
As at September 30, 2002

					Pro Forma	Pro Forma
	Notes	Kinross	TVX	Echo Bay	Adjustments	Consolidated

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$37.7	$25.6	$25.2	$—	$92.5
	2.1	—	—	—	(2.7)
	2.12	—	—	—	6.7
Current portion of long-term debt		23.3	2.3	—	—	27.8
	2.12	—	—	—	2.2
Deferred revenue		—	6.1	0.7	—	—
	2.1	—	—	—	(6.1)
	2.2	—	—	—	(0.7)
Current portion of site restoration cost accruals		7.8	—	4.6	—	16.9
	2.1	—	—	—	2.9
	2.12	—	—	—	1.6

		68.8	34.0	30.5	3.9	137.2
Long-term debt		28.4	—	—	—	29.5
	2.1	—	—	—	1.1
Site restoration cost accruals		45.6	—	47.4	—	176.9
	2.1	—	—	—	57.6
	2.2	—	—	—	24.7
	2.12	—	—	—	1.6
Future income and mining taxes		3.3	20.0	0.9	—	59.1
	2.14	—	—	—	34.9
Deferred revenue		5.8	—	19.1	—	8.1
	2.2	—	—	—	(16.8)
Other long-term liabilities		5.7	23.7	—	—	13.3
	2.1	—	—	—	(16.1)
Debt component of convertible debentures		22.8	—	—	—	22.8
Redeemable retractable preferred shares		2.4	—	—	—	2.4

		182.8	77.7	97.9	90.9	449.3
Minority interests and participation rights		—	129.8	—	—	—
	2.1	—	—	—	50.2
	2.5	—	—	—	(180.0)
Convertible preferred shares of subsidiary company		12.6	—	—	—	12.6
Common shareholders’ equity		337.0	225.6	151.1	—	1,716.7
	3.0	—	—	—	1,003.0

		$532.4	$433.1	$249.0	$964.1	$2,178.6

Signed on behalf of the Board:

(Signed) John A. Brough Director	(Signed) Cameron A. Mingay Director

KINROSS GOLD CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(unaudited)
(Expressed in millions of U.S. Dollars except Per Share Amounts)
For the Nine Months Ended September 30, 2002

					Pro Forma	Pro Forma
	Notes	Kinross	TVX	Echo Bay	Adjustments	Consolidated

Revenue
Mining revenue		$184.5	$135.7	$161.7	$—	$480.5
	2.10	—	—	—	(28.2)
	2.11	—	—	—	(12.1)
	2.12	—	—	—	38.9
Interest and other income		13.7	5.6	—	—	15.5
	2.7	—	—	—	(2.2)
	2.12	—	—	—	(1.6)
Mark to market loss on call options		(1.9)	0.3	—	—	(1.6)

		196.3	141.6	161.7	(5.2)	494.4

Expenses
Operating		126.9	92.1	109.6	—	331.6
	2.11	—	—	—	(13.5)
	2.12	—	—	—	16.0
	2.15	—	—	—	(2.0)
	2.16	—	—	—	2.5
General and administrative		8.0	4.7	5.7	—	18.4
Exploration		6.5	2.7	4.8	—	14.9
	2.12				0.9
Depreciation, depletion and amortization		61.3	24.6	28.3	—	152.0
	2.9	—	—	—	27.1
	2.11	—	—	—	(4.4)
	2.12	—	—	—	9.8
	2.13	—	—	—	5.3
Gain on sale of assets		(2.0)	—	—	—	(2.0)
Loss on retirement of capital securities		—	—	5.5	—	5.5
Foreign exchange loss (gain)		3.0	3.7	0.1	—	6.8
	2.12	—	—	—	—
Interest expense on long-term liabilities		4.0	0.6	—	—	4.8
	2.12	—	—	—	0.2

		207.7	128.4	154.0	41.9	532.0

		(11.4)	13.2	7.7	(47.1)	(37.6)
Share in loss of investee companies		(0.6)	—	—	—	(0.6)

(Loss) income before taxes and dividends on convertible preferred shares of subsidiary company		(12.0)	13.2	7.7	(47.1)	(38.2)
Provision for income and mining taxes		(4.7)	(2.4)	—	—	(7.7)
	2.12	—	—	—	(3.6)
	2.14				3.0
Minority interest and participation rights		—	(6.6)	—	—	—
	2.8	—	—	—	6.6

(Loss) income for the year before dividends on convertible preferred shares of subsidiary company		(16.7)	4.2	7.7	(41.1)	(45.9)
Dividends on convertible preferred shares of subsidiary company		(1.3)	—	—	—	(1.3)

Net (loss) income for the period		(18.0)	4.2	7.7	(41.1)	(47.2)
Increase in equity component of convertible instruments		(5.5)	—	(4.6)	—	(10.1)
Loss on retirement of capital securities, net of nil tax effect		—	—	(132.3)	—	(132.3)

Net (loss) income for the period attributable to common shareholders		$(23.5)	$4.2	$(129.2)	$(41.1)	$(189.6)

(Loss) earnings per share (Note 5)
Basic		$(0.07)	$0.11	$(0.33)		$(0.20)

Diluted		—	$0.10	—		—

KINROSS GOLD CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(unaudited)
(Expressed in millions of U.S. Dollars except Per Share Amounts)
For the Year Ended December 31, 2001

					Pro Forma	Pro Forma
	Notes	Kinross	TVX	Echo Bay	Adjustments	Consolidated

Revenue
Mining revenue		$270.1	$158.3	$237.7	$—	$639.9
	2.10	—	—	—	(23.2)
	2.11	—	—	—	(59.2)
	2.12	—	—	—	56.2
Interest and other income		9.3	9.1	—	—	9.6
	2.7	—	—	—	(6.0)
	2.12	—	—	—	(2.8)
Mark to market loss on call options		3.5	0.4	—	—	3.9

		282.9	167.8	237.7	(35.0)	653.4

Expenses
Operating		180.7	108.1	189.2	—	456.7
	2.10	—	—	—	2.8
	2.11	—	—	—	(51.0)
	2.12	—	—	—	29.0
	2.15	—	—	—	(6.1)
	2.16	—	—	—	4.0
General and administrative		10.1	8.1	5.6	—	23.8
Exploration		7.9	3.4	3.5	—	16.5
	2.12	—	—	—	1.7
Depreciation, depletion and amortization		85.8	40.2	42.1	—	209.9
	2.9	—	—	—	32.0
	2.11	—	—	—	(12.6)
	2.12	—	—	—	16.9
	2.13	—	—	—	6.8
	2.15	—	—	—	(1.3)
Gain on sale of assets		(1.2)	—	—	—	(1.2)
Foreign exchange loss		1.1	3.3	—	—	4.8
	2.12	—	—	—	0.4
Interest expense on long-term liabilities		9.1	3.8	1.7	—	16.3
	2.12	—	—	—	1.7
Writedown of property, plant and equipment		16.1	244.5	4.4	—	265.0

		309.6	411.4	246.5	24.3	991.8

		(26.7)	(243.6)	(8.8)	(59.3)	(338.4)
Share in loss of investee companies		(2.2)	—	—	—	(2.2)

Loss before taxes and dividends on convertible preferred shares of subsidiary company		(28.9)	(243.6)	(8.8)	(59.3)	(340.6)
Provision for income and mining taxes		(2.9)	5.6	3.1	—	5.1
	2.12	—	—	—	(4.4)
	2.14				3.7
Minority interest and participation rights		—	10.0	—	—	—
	2.8	—	—	—	(10.0)

Loss for the year before dividends on convertible preferred shares of subsidiary company		(31.8)	(228.0)	(5.7)	(70.0)	(335.5)
Dividends on convertible preferred shares of subsidiary company		(5.1)	—	—	—	(5.1)

Net loss for the year		(36.9)	(228.0)	(5.7)	(70.0)	(340.6)
Increase in equity component of convertible instruments		(7.7)	(6.6)	(17.3)	—	(31.6)
Increase from the settlement of convertible instruments		—	34.7	—	—	34.7

Net loss for the year attributable to common shareholders		$(44.6)	$(199.9)	$(23.0)	$(70.0)	$(337.5)

Loss per share (Note 5)
Basic and diluted		$(0.14)	$(10.58)	$(0.16)		$(0.38)

KINROSS GOLD CORPORATION

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.  Basis of Presentation

The unaudited pro forma consolidated financial statements (“pro forma financial statements”) have been prepared using the purchase method of accounting for the business combination of Kinross Gold Corporation (the “Corporation”), TVX Gold Inc. (“TVX”) and Echo Bay Mines Ltd. (“Echo Bay”). The Corporation has been identified as the acquirer in accounting for the business combination. The purchase price will be allocated to the TVX and Echo Bay assets acquired and liabilities assumed, based on their respective fair values, with the remaining unallotted portion to goodwill. The allocation of the aggregate purchase price reflected in the pro forma financial statements is preliminary. The actual purchase adjustment to reflect the fair values of the assets acquired and liabilities assumed will be based upon management’s evaluation of such assets and liabilities and, accordingly, the adjustments that have been included in the pro forma financial statements may be subject to change. Such allocation may differ significantly from the preliminary allocation included herein.

The accompanying unaudited pro forma financial statements as at and for the nine months ended September 30, 2002, have been prepared by the Corporation’s management based on the unaudited consolidated financial statements of the Corporation, TVX and Echo Bay, both as at and for the nine months ended September 30, 2002. The unaudited pro forma statement of operations for the year ended December 31, 2001 has been prepared by management based on the audited consolidated statements of operations of the Corporation, TVX and Echo Bay for the year ended December 31, 2001. The pro forma financial statements are presented as if the business combination had occurred on September 30, 2002 in respect of the pro forma consolidated balance sheet and on January 1, 2001 in respect of the pro forma consolidated statements of operations. The pro forma financial statements have been reclassified to reflect classifications consistent with the presentation adopted by the Corporation (Note 2).

Accounting policies used in the preparation of the pro forma statements are those disclosed in the Corporation’s consolidated financial statements. The financial statements of the Corporation, TVX and Echo Bay have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Accordingly, the pro forma adjustments include only those adjustments necessary to conform the TVX and Echo Bay financial statements to the accounting policies used by the Corporation in the preparation of its consolidated financial statements in accordance with Canadian GAAP. In the opinion of management of the Corporation, these pro forma financial statements include all adjustments necessary for a fair presentation applicable to the preparation of pro forma financial statements.

The pro forma financial statements are not necessarily indicative either of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. In preparing these pro forma financial statements, other than described in Note 2 below, no adjustments have been made to reflect transactions which have occurred since the dates indicated or the operating synergies and general and administrative cost savings expected to result from combining the operations of the Corporation, TVX and Echo Bay.

The pro forma financial statements should be read in conjunction with the description of the combination of the Corporation, TVX and Echo Bay in this information circular, the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2001 and notes thereto, and the unaudited consolidated financial statements of the Corporation as at and for the nine months ended September 30, 2002 and notes thereto attached in this circular. In addition, the audited consolidated financial statements of TVX and Echo Bay as at and for the year ended December 31, 2001, and notes thereto, and the unaudited consolidated financial statements of TVX and Echo Bay as at and for the nine months ended September 30, 2002, and notes thereto, are contained elsewhere in this circular.

2.  Pro Forma Assumptions and Adjustments

The pro forma financial statements incorporate the following assumptions:

— The business combination had occurred immediately prior to the proposed one for three consolidation of Kinross shares.

— Completion of the transactions contemplated by the combination agreement, as more fully described elsewhere herein, resulting in the combination of the businesses of the Corporation, TVX and Echo Bay.

— Approval of the combination by the shareholders of the Corporation, TVX and Echo Bay.

— Completion of the acquisition of the Newmont interest in the TVX Newmont Americas joint venture.

In respect of TVX and Echo Bay, certain adjustments as described more fully in 2.15 and 2.16 below, are required to achieve conformity with the accounting methods used by the Corporation and ultimately by the combined companies. These pro forma financial statements give effect to the above assumptions and the following adjustments:

All common share information presented for TVX is after the one for ten consolidation which became effective June 30, 2002.

Transactions Giving Effect to the Business Combination and Agreements Related Thereto

2.1 To account for the acquisition of TVX.

In millions
except share price
and number of shares
Acquisition of
100% of TVX

Calculation of preliminary allocation of purchase price:
Common shares of the Corporation to be issued to the TVX shareholders	280,442,552
The average closing market price of the Corporation’s shares over the four trading days from June 6 through June 11, 2002	$2.38

Fair value of the Corporation’s common stock issued	$667.5
Plus — fair value of TVX warrants and options to be assumed by the Corporation (100% vested)	2.5

Total purchase price	670.0
Plus — fair value of liabilities assumed by the Corporation:
Accounts payable and accrued liabilities	22.9
Current portion of site restoration accruals	2.9
Long-term debt (including current portion)	3.4
Site restoration obligations	57.6
Other long-term liabilities	7.6
Future income tax liabilities	20.0
Minority interest and participation rights	180.0
Less — fair value of assets acquired by the Corporation:
Cash	(108.4)
Short-term investments	(4.2)
Accounts receivable	(22.4)
Inventories	(21.2)
Property, plant and equipment	(399.2)
Restricted cash	(9.1)
Purchased put options	(2.4)
Future income tax assets	(12.3)
Purchased put options	(1.6)
Other non-current assets	(12.5)

Residual purchase price allocated to non-amortizable goodwill	$371.1

TVX accrues site restoration obligations on a unit-of-production basis over proven and probable reserves. Kinross’ environment group assessed the fair value of these obligations as part of the due diligence process. The increase of $57.6 million to site restoration obligations represents a reclassification of $15.0 million from other long term liabilities and the additional accrual required to fair value these obligations at September 30, 2002.

2.2 To account for the acquisition of Echo Bay.

In millions
except share price
and number of shares
Acquisition of
100% of Echo Bay

Calculation of preliminary allocation of purchase price:
Common shares of the Corporation to be issued to the Echo Bay shareholders	281,461,271
The average closing market price of the Corporation’s shares over the four trading days from June 6 through June 11, 2002	$2.38

Fair value of the Corporation’s common stock issued	$669.9
Plus — fair value of Echo Bay warrants and options to be assumed by the Corporation (100% vested)	19.0

Total purchase price	688.9
Plus — fair value of liabilities assumed by the Corporation:
Accounts payable and accrued liabilities	25.2
Current portion of site restoration accruals	4.6
Site restoration obligations	72.1
Commodity derivative contracts	2.3
Future income tax liabilities	0.9
Less — fair value of assets acquired by the Corporation:
Cash	(20.9)
Short-term investments	(16.3)
Interest and accounts receivable	(7.5)
Inventories	(25.8)
Property, plant and equipment	(241.0)
Other non-current assets	(15.0)

Residual purchase price allocated to non-amortizable goodwill	$467.5

Echo Bay accrues site restoration obligations on a unit-of-production basis over proven and probable reserves. Kinross’ environment group assessed the fair value of these obligations as part of the due diligence process. The increase of $24.7 million represents the additional accrual required to fair value these obligations at September 30, 2002.

2.3	To record the estimated costs of $27.0 million associated with the combination transaction (including severance costs to senior executives of TVX and Echo Bay of $8.0 million), which is included in the cost of the acquisition resulting in additional goodwill.

2.4	To record the issuance of 50 million units for estimated net proceeds of $91.5 million. Each unit consists of one common share of the Corporation and one half common share purchase warrant. Whole common share purchase warrants have a strike price of Cdn. $5.00 and a five year term. The value ascribed to the warrants was $9.4 million. The amount ascribed to the warrants represents the warrants’ fair value and was valued using the difference between the proceeds received from the unit offering, and the proceeds that would have been received had Kinross completed the issue without a warrant.

2.5	To account for the acquisition of Newmont’s ownership interest in the TVX Newmont Americas Joint Venture for $180.0 million cash, of which $90.0 million will be financed from the units issue described in 2.4.

2.6	To eliminate the Corporation’s 10.6% ownership interest in Echo Bay valued at $70.7 million.

2.7	To reduce interest income by $6.0 million for the year ended December 31, 2001 and $2.2 million for the nine months ended September 30, 2002 to reflect the net change in cash resources arising from the expenditure described in 2.3 and the acquisitions described in 2.5 and 2.12.

2.8	To reduce minority interest and participation rights by $10.0 million for the year ended December 31, 2001 and $6.6 million for the nine months ended September 30, 2002 as a consequence of the acquisition of Newmont’s interest in the TVX Newmont Americas Joint Venture described in 2.5.

2.9	To increase depreciation, depletion and amortization expense by $32.0 million for the year ended December 31, 2001 and $27.1 million for the nine months ended September 30, 2002 as a result of the preliminary allocation of the purchase price of the acquisitions described in 2.1. 2.2 and 2.5. The revised depreciation, depletion and amortization are computed on a unit of production basis, based on the Corporation’s accounting policies and the estimated mine lives. For proven and probable reserves of Kinross, TVX and Echo Bay, see page S-70.

2.10	To reduce mining revenue by $23.2 million (Echo Bay — $18.6, TVX — $4.6) and increase Echo Bay operating costs by $2.8 million, for the year ended December 31, 2001, and to reduce revenue by $28.2 million (Echo Bay — $24.2, TVX — $4.0) for the nine months ended September 30, 2002 to reflect the elimination of deferred gains and losses on pro forma operations. The deferred gains and losses arise from derivative contracts that qualify for hedge accounting and have been realized as income over the original delivery schedule of the contracts. On fair valuing the deferred gains and losses, no value is allocated to these assets and liabilities as the cash has already been received by Echo Bay and TVX, respectively.

2.11	To reduce mining revenue, operating costs and depreciation, depletion and amortization, by $59.2 million, $51.0 million and $12.6 million, respectively, for the year ended December 31, 2001, and to and to reduce mining revenue, operating costs and depreciation, depletion and amortization by $12.1 million, $13.5 million and $4.4 million, respectively for the nine months ended September 30, 2002 to reflect the pro forma sale of the McCoy Cove mine to Newmont concurrent with the Combination.

2.12	To account for the acquisition of the remaining 45.3% interest in Omolon Gold Mining Company (“Omolon”). Kinross views this acquisition as probable since the shareholders and Omolon must enter into share purchase agreements. Those agreements will have conditions which the shareholders have to fulfil prior to completing the sale of their shares. All shareholders except the Magadan State Property Committee, which owns 1.3% of the outstanding shares of Omolon, have given formal notice of their intention to sell and the terms of the individual share transfer agreements with them have been negotiated. Execution of these agreements is expected to take place shortly.

Although Kinross believes that completion of these transactions with all the shareholders except the Magadan State Property Committee is probable, there can be no assurance that all of these shares will be tendered and purchased.

For further information on this probable transaction see page A-2 under “recent developments”.

The fair values of the assets and liabilities of the 45.3% interest in Omolon and the allocation of the purchase consideration are shown below, as if the acquisition had occurred on September 30, 2002.

Acquisition of
45.3% of Omolon

Fair value of assets acquired by the Corporation:
Cash	$13.1
Accounts receivable	1.0
Inventories	16.6
Property, plant and equipment	23.3
Other non-current assets	3.5
Less — fair value of liabilities assumed by the Corporation:
Accounts payable and accrued liabilities	(6.7)
Current portion of site restoration accruals	(1.6)
Long-term debt (including current portion)	(2.2)
Site restoration obligations	(1.6)

Total cash consideration	$45.4

Financed by:
Cash (including cash acquired — $13.1 million)	$29.5
Restricted cash	15.9

$45.4

Kinross will utilize the restricted cash in Omolon to partially finance the acquisition as such cash will become unrestricted at closing once the pending lawsuits have been terminated.

The following adjustments are recorded in the statements of operations for the following periods to reflect the acquisition of the remaining 45.3% of Omolon as if it had occurred effective January 1, 2001.

		Nine months
	Year ended	ended
	December 31,	September 30,
	2001	2002

Revenue
Mining revenue	$56.2	$38.9
Interest and other income	(2.8)	(1.6)

	53.4	37.3

Expenses
Operating	29.0	16.0
Exploration	1.7	0.9
Depreciation, depletion and amortization	16.9	9.8
Foreign exchange loss	0.4	—
Interest expense on long-term liabilities	1.7	0.2

	49.7	26.9

Income before taxes	3.7	10.4
Provision for income and mining taxes	(4.4)	(3.6)

Net (loss) income for the period	$(0.7)	$6.8

Given the risks associated with the political, legal and economic uncertainties that exist in Russia, the Corporation will continue to monitor its ability to determine Omolon’s strategic operating, investing and financial policies without the cooperation of others. If the Corporation concludes that it no longer has the ability to exercise the requisite control over Omolon, it will cease consolidation and account for its investment in Omolon either on the equity or cost basis, depending on its assessment of its level of control at that time. The risks of operating in Russia are more fully disclosed in Note 21 to the 2001 audited financial statements of the Corporation.

2.13	To increase depreciation, depletion and amortization expense by $6.8 million for the year ended December 31, 2001 and $5.3 million for the nine months ended September 30, 2002 as a result of the preliminary allocation of the purchase price of the acquisition described in 2.12. The revised depreciation, depletion and amortization is computed on a unit of production basis, based on the Corporation’s accounting policies and the estimated mine life.

2.14	To record future tax liabilities of $34.9 million associated with the pro forma adjustments resulting from the impact of the purchase accounting of the acquisitions described in 2.1, 2.2 and 2.12 above. Future income taxes in respect of these adjustments have been recorded at the statutory rate that will be in force when the temporary differences reverse which are as follows: Ontario mining tax — 8%, Manitoba mining tax — 18%, Russia income tax — 24% and Brazil income tax — 34%. To record income tax recoveries of $3.7 million for the year ended December 31, 2001 and $3.0 million for the nine months ended September 30, 2002. The rates used for the pro forma condensed statement of operations are the enacted rates in each of the taxing jurisdictions as follows: Canada — 40%, USA — 35%, Chile — 17%, Russia — 24%, Brazil — 34%, Ontario mining tax — 12%, Manitoba mining tax — 18% and Nunavut mining tax — 13%. For Canada and the USA, no recognition was given to tax losses for purposes of the calculation of current period tax expense and future tax liabilities.

Conforming Adjustments

2.15	To decrease Echo Bay operating costs by $6.1 million for the year ended December 31, 2001, and $4.0 million for the nine months ended September 30, 2002 to reflect the impact of expensing stripping costs as incurred, in accordance with the Corporation’s accounting policies.

2.16	To increase TVX operating costs by $4.0 million and reduce amortization by $1.3 million for the year ended December 31, 2001, and increase operating costs by $2.5 million for the nine months ended September 30, 2002 to reflect the impact of expensing stripping costs as incurred, in accordance with the Corporation’s accounting policies.

3.  Common Shareholders’ Equity and Common Shares

The components of the pro forma common shareholders’ equity are:

					Pro Forma	Pro Forma
	Notes	Kinross	TVX	Echo Bay	Adjustments	Consolidated

		(Note 1)	(Note 1)	(Note 1)	(Note 2)
Common share capital		$965.3	$641.5	$1,042.6		$2,314.1
	2.1	—	—	—	667.5
	2.1	—	—	—	(641.5)
	2.2	—	—	—	669.9
	2.2	—	—	—	(1,042.6)
	2.4	—	—	—	82.1
	2.6	—	—	—	(70.7)
Common share purchase warrants and options		—	—	—	—	30.9
	2.1	—	—	—	2.5
	2.2	—	—	—	19.0
	2.4	—	—	—	9.4
Contributed surplus		12.9	36.3	—	—	12.9
	2.1	—	—	—	(36.3)
Equity component of convertible debentures		130.4	—	—	—	130.4
Deficit		(746.7)	(452.2)	(863.8)	—	(746.7)
	2.1	—	—	—	452.2
	2.2	—	—	—	863.8
Cumulative translation adjustments		(24.9)	—	(27.7)	—	(24.9)
	2.2	—	—	—	27.7

		$337.0	$225.6	$151.1	$1,003.0	$1,716.7

The number of pro forma common shares outstanding after giving effect to the transaction is:

Kinross			358.4
TVX shares converted to equivalent Kinross shares	43.1	6.50	280.4
Echo Bay shares converted to equivalent Kinross shares	541.3	0.52	281.5
Echo Bay shares adjusted pursuant to 2.6	(57.1)	0.52	(29.7)
Kinross shares adjusted pursuant to 2.4			50.0

			940.6

4.  Items Not Adjusted

The pro forma statements do not give effect to operating efficiencies, cost savings and synergies that might result from the combination of the three corporations, including potential cost savings at the corporate level and potential synergies in exploration efforts.

5.  Per Share Information

The pro forma net loss per common share in the amount of $(0.38) ($(1.14) after the one for three consolidation) for the year ended December 31, 2001 and in the amount of $(0.20) ($(0.60) after the one for three consolidation) for the nine months ended September 30, 2002 has been calculated using the weighted average number of common shares of the Corporation outstanding during the year ended December 31, 2001 and the nine months ended September 30, 2002, respectively, plus the additional common shares of the Corporation that will be acquired to acquire TVX and Echo Bay. The number of additional shares was computed using the exchange ratios of 6.50 and .52, for TVX and Echo Bay, respectively. The convertible debenture equity increase and dividends on convertible preferred shares of a subsidiary of the Corporation have been deducted in arriving at the net loss for the year attributable to common shares on the pro forma statement of operations in the determination of per share data.

	Nine months
	ended	Year ended
	September 30,	December 31,
	2002	2001

	(millions of common shares)
Weighted average number of common shares of the Corporation outstanding during the period	354.5	313.4
Additional common shares issued to acquire TVX	280.4	280.4
Additional common shares issued to acquire Echo Bay	251.8	251.8
Additional common shares issued pursuant to Kinross equity issue (Note 2.4)	50.0	50.0

	936.7	895.6

6.	Reconciliation of unaudited pro forma consolidated financial information from Canadian GAAP to U.S. GAAP

The tables below set out the material adjustments to pro forma consolidated net loss and shareholders’ equity reflected in the unaudited pro forma consolidated financial information which would be required if U.S. GAAP had been applied. Under U.S. GAAP, the pro forma consolidated information only reflects the income (loss) from continuing operations, before nonrecurring charges or extraordinary items. These tables should be read in conjunction with Note 20 of the Corporation’s audited financial statements and Note 13 of the Corporation’s unaudited consolidated financial statements, Note 17 of TVX’s audited consolidated financial statements and Note 9 of TVX’s unaudited consolidated financial statements and Note 15 of Echo Bay’s audited consolidated financial statements and Note 9 of Echo Bay’s interim consolidated financial statements, all of which are included in this circular.

Reconciliation of Pro Forma Consolidated Net Loss

(amounts in millions of U.S. dollars)

	Nine months	Year
	ended	ended
	September 30,	December 31,
	2002	2001

Pro forma net loss under Canadian GAAP	$(47.2)	$(340.6)
Adjustments for:
Write-down of property, plant and equipment under U.S. GAAP(a)	—	(49.9)
Reduction in depreciation, depletion and amortization under U.S. GAAP(a)	8.1	8.9
Increase in convertible debenture interest(b)	(7.8)	(22.5)
Recognition of exchange gains (losses) on convertible debentures(b)	(0.1)	6.3
Change in market value of commodity and foreign exchange derivative contracts(c)	(4.9)	(8.4)
Reclassification of realized earnings related to derivative contracts(f)	1.0	(3.1)
Income tax recovery(e)	—	3.7
Minority interests and participation rights(d)	(1.1)	2.1
Kettle River exploration expense(g)	—	(2.2)
Kettle River amortization expense(g)	—	2.1
Premium on flow through shares issued(i)	0.6	—
Loss on retirement of capital securities(j)	5.5	—

Pro forma net loss under U.S. GAAP(j)	$(45.9)	$(403.6)

Reconciliation of Pro Forma Consolidated Shareholders’ Equity

(amounts in millions of U.S. dollars)

As at
September 30,
2002

Pro forma shareholders’ equity under Canadian GAAP	$1,716.7
Adjustments for:
Write-down of property, plant and equipment under U.S. GAAP(a)	(60.5)
Reduction in depreciation, depletion and amortization under U.S. GAAP(a)	23.9
Convertible debentures(b)	(100.4)
Premium on flow through shares issued(i)	(0.5)
Unrealized gains on marketable securities and long term investments(h)	59.9
Change in market value of commodity and foreign exchange derivative contracts(c)	(12.0)

Pro forma shareholders’ equity under U.S. GAAP	$1,627.1

(a)	In connection with an impairment evaluation, property, plant and equipment was written down to the fair value for the year ended December 31, 2001. The adjustment of $49.9 million to the net loss in the year ended December 31, 2001 comprises an increase to the writedown of $51.2 million for TVX and a reduction in the writedown of $1.3 million for Echo Bay. GAAP differences arise from the requirement to discount future cash flows from impaired properties under U.S. GAAP and from using proven and probable reserves only. Under Canadian GAAP, future cash flows from impaired properties are not discounted and reserves are calculated to include current proven and probable reserves plus mineral resources expected to be converted to proven and probable reserves. The decrease to shareholders’ equity of $60.5 million arises from applying the U.S. GAAP approach to writedowns recognized by Kinross prior to January 1, 2001.

Under U.S. GAAP, depreciation, depletion and amortization would be reduced accordingly, as capitalized costs are amortized over proven and probable reserves only. The adjustment to the net loss comprises $6.0 million and $2.1 million in the nine months ended September 30, 2002 for Kinross and TVX, respectively, and $6.1 million and $2.8 million in the year ended December 31, 2001 for Kinross, and TVX, respectively. The adjustment of $23.9 million to shareholders’ equity represents the cumulative difference created by applying this policy to Kinross property, plant and equipment at September 30, 2002.

(b)	Under Canadian GAAP, convertible debentures are accounted for in accordance with their substance and, as such, are presented in the financial statements in accordance with their liability and equity component parts. Under U.S. GAAP, the entire principal amount of convertible debentures is treated as debt with interest expense based on the coupon rate of 5.5%. Adjustment to net loss to account for the interest expense amounted to $7.8 million of which $3.2 million and $4.6 million relates to Kinross and Echo Bay, respectively for the nine months ended September 30, 2002. The increased interest expense amounted to $22.5 million of which $4.1 million, $17.3 million and $1.1 million relates to Kinross, Echo Bay and TVX, respectively, for the year ended December 31, 2001.

In addition, under Canadian GAAP (prior to January 1, 2002), the unrealized foreign exchange gains and losses on the Canadian dollar denominated debentures are deferred and amortized over the term of the debentures. Effective January 1, 2002, Canadian GAAP no longer permits the deferral of unrealized foreign exchange gains and losses on the debt component of the debentures. Under U.S. GAAP, these gains and losses are recognized in income along with exchange gains and losses related to the portion of the convertible debentures included in equity under Canadian GAAP. Adjustments to the net loss, to recognize the unrealized exchange gains and (losses) amounts in Kinross are ($0.1) million and $6.3 million for the nine months ended September 30, 2002 and the year ended December 31, 2001 respectively.

The adjustment of $100.4 million to the shareholders’ equity relates to Kinross.

(c)	On January 1, 2001, FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 113), and the corresponding amendments under FASB Statement No. 138 (SFAS 138) were adopted for purposes of U.S. GAAP. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. SFAS 138 amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into other income when the hedged item affects other income. Changes in fair value of the derivative instruments used as economic instruments and ineffective portions of hedges are recognized in other income in the period incurred.

Under Canadian GAAP, unrealized gains, losses, revenues and expenses associated with derivative financial instruments designated as hedges of anticipated transactions are accounted for off balance sheet until recorded in income as an adjustment to the underlying hedged item and realized gains and losses on derivative financial instruments hedging anticipated transactions are deferred and recognized in income when the underlying hedged item is recorded. Option premiums for purchased options in hedging relationships are deferred and recognized in income as an adjustment to the underlying hedged item. Derivatives that are not designated in a hedging relationship are carried at fair value, consistent with U.S. GAAP requirements. U.S. GAAP differences relate primarily to the recognition of the balance sheet fair value of derivatives in hedging relationships and the associated other comprehensive income and ineffectiveness amounts for those same derivatives.

The increase to the net loss of $4.9 million is comprised of an increase in fair value of derivative financial instruments in designated hedging relationships of $0.1 million in respect of Kinross and a decrease in fair value of $3.1 million and $1.9 million for TVX and Echo Bay, respectively, in the nine months ended September 30, 2002, whereas the adjustment of $8.4 million in the year ended December 31, 2001 is comprised of $3.6 million, $0.8 million and $4.0 million for Kinross, TVX and Echo Bay, respectively.

At September 30, 2002, $17.1 million of other comprehensive loss would have been recognized and $5.8 million of deferred revenue would have been reclassified as other comprehensive income ($3.6 million) and as a decrease to the deficit ($2.2 million) under U.S. GAAP in respect of Kinross derivative financial instruments.

(d)	The effect of adjustments on minority interests and participation rights made to TVX’s financial statements to comply with U.S. GAAP.

(e)	To account for the tax impact of adjustments made by TVX to comply with U.S. GAAP. Effective January 1, 2000, the liability method of accounting for income taxes was adopted for Canadian GAAP.

(f)	In accordance with Canadian GAAP, certain long-term foreign exchange contracts are considered to be hedges of the cost of goods to be purchased in foreign currencies in future periods. Gains and losses related to changes in market values of such contracts are recognized as a component of the cost of goods when the related hedged purchases occur. Under U.S. GAAP, foreign exchange contracts would be carried at market value and changes included in current earnings.

The reduction in net loss of $1.0 million relates to Echo Bay for the nine months ended September 30,2002. The increase of $3.1 million to the net loss for the year ended December 31, 2001 is comprised of $0.3 million and $2.8 million that relate to Kinross and Echo Bay, respectively.

(g)	The increase of $2.2 million and the decrease of $2.1 million to the net loss in the year ended December 31, 2001 relate to Echo Bay’s Kettle River mine. Under Canadian GAAP, Echo Bay capitalized development costs of $2.2 million in 2001 for the extension of the K — 2 deposit at the Kettle River mine. Under Canadian GAAP, Echo Bay also expensed $2.1 million as amortization of these costs in 2001. The reconciling difference arose because Canadian GAAP has lower standards for determining whether mining costs are assets than the standards for asset treatment under U.S. GAAP, resulting in lower earnings being reported for U.S. GAAP. Under Canadian GAAP, these mining costs may be capitalized; under U.S. GAAP, however, the expenditures would be classified as exploration expense.

(h)	Under Canadian GAAP, unrealized gains (losses) on long-term investments and marketable securities are not recorded. Under U.S. GAAP, unrealized gains (losses) on long-term investments and marketable securities that are classified as available for sale are charged to comprehensive income or loss in the current period. The adjustment of $59.9 million as at September 30, 2002 represents the cumulative adjustment required to comply with U.S. GAAP and relates to Kinross.

(i)	Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Kinross has accounted for the issue of flow-through shares using the deferral method in accordance with Canadian GAAP. At the time of issue the funds received are recorded as share capital. For U.S. GAAP purposes the premium paid in excess of the market value is credited to other liabilities and included in income over the period in which the Company incurs the qualified expenditures. The adjustment made to income to comply with U.S. GAAP amounts to $0.6 million in the nine month period ended September 30, 2002 and relates to Kinross.

Also, notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the Consolidated Balance Sheet dates are considered to be restricted and are not considered to be cash or cash equivalent under U.S. GAAP.

As at September 30, 2002 and December 31, 2001, unexpended flow-through funds were $2.0 million and $4.6 million, respectively.

(j)	In accordance with Canadian GAAP, the loss on the retirement of capital securities of Echo Bay was recorded proportionately between interest expense and deficit based on the debt and equity classifications of the capital securities. Under U.S. GAAP, the entire net loss of $137.8 million relating to Echo Bay would be recorded as an extraordinary expense item in 2002.

In accordance with Canadian GAAP, the gain on the conversion of the Gold linked convertible notes of TVX was recorded as contributed surplus. Under U.S. GAAP, this gain of $34.2 million would be recorded as an extraordinary gain in 2001.

As both these items would be treated as extraordinary items under U.S. GAAP, they have been excluded from the determination of the pro forma net loss under U.S. GAAP in accordance with Rule 11-02 (a) of Regulation S-X which requires to exclude extraordinary items from pro forma financial information.

KINROSS GOLD CORPORATION

INTERIM FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(expressed in millions of U.S. dollars) (unaudited)

	As at	As at
	September 30,	December 31,
	2002	2001

		(re-stated)
Assets
Current assets
Cash and cash equivalents	$84.5	$81.0
Restricted cash (Note 3)	21.5	—
Accounts receivable and other assets	12.4	13.8
Inventories	39.4	42.4
Restricted bullion inventory (Note 11)	5.4	—
Marketable securities	0.3	1.5

	163.5	138.7
Property, plant and equipment (Note 5)	348.5	415.0
Long-term investments	11.9	12.9
Deferred charges and other assets	8.5	11.0

	$532.4	$577.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$37.7	$31.0
Current portion of long-term debt	23.3	33.1
Current portion of site restoration cost accruals	7.8	12.6

	68.8	76.7
Long-term debt	28.4	31.0
Site restoration cost accruals	45.6	43.0
Future income and mining taxes	3.3	3.3
Deferred revenue	5.8	9.6
Other long-term liabilities	5.7	6.0
Debt component of convertible debentures	22.8	26.0
Redeemable retractable preferred shares	2.4	2.4

	182.8	198.0

Convertible preferred shares of subsidiary company (Note 5)	12.6	48.0

Common shareholders’ equity
Common share capital	965.3	945.7
Contributed surplus	12.9	12.9
Equity component of convertible debentures	130.4	124.8
Deficit	(746.7)	(723.2)
Cumulative translation adjustments	(24.9)	(28.6)

	337.0	331.6

	$532.4	$577.6

KINROSS GOLD CORPORATION

INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

For the quarter and nine months ended September 30
(expressed in millions of U.S. dollars except per share amounts) (unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

		(re-stated)		(re-stated)
Revenue
Mining revenue	$56.5	$65.0	$184.5	$199.8
Interest and other income	6.0	1.5	13.7	6.9
Mark-to-market loss on call options	(0.3)	(2.8)	(1.9)	(0.4)

	62.2	63.7	196.3	206.3

Expenses
Operating	39.0	42.6	126.9	133.9
General and administrative	3.2	2.0	8.0	7.6
Exploration and business development	2.4	1.9	6.5	6.3
Depreciation, depletion and amortization	19.9	21.3	61.3	64.4
Gain on sale of assets	(0.5)	—	(2.0)	—
Foreign exchange loss	—	(0.6)	3.0	(0.2)
Interest expense on long-term liabilities	1.2	1.9	4.0	6.5

	65.2	69.1	207.7	218.5

	(3.0)	(5.4)	(11.4)	(12.2)
Share in loss of investee companies	(0.8)	(0.2)	(0.6)	(0.9)

Loss before taxes and dividends on convertible preferred shares of subsidiary company	(3.8)	(5.6)	(12.0)	(13.1)
Provision for income and mining taxes	(1.7)	(1.3)	(4.7)	(1.4)

Loss for the period before dividends on convertible preferred shares of subsidiary company	(5.5)	(6.9)	(16.7)	(14.5)
Dividends on convertible preferred shares of subsidiary company	(0.3)	(0.9)	(1.3)	(4.3)

Net loss for the period	(5.8)	(7.8)	(18.0)	(18.8)
Increase in equity component of convertible debentures	(1.3)	(1.9)	(5.5)	(5.7)

Net loss attributable to common shares	$(7.1)	$(9.7)	$(23.5)	$(24.5)

Net loss per share
Basic and diluted	$(0.02)	$(0.03)	$(0.07)	$(0.08)
Weighted average number common shares outstanding	358.3	322.3	354.5	308.5
Total outstanding and issued common shares at September 30			358.4	328.1

KINROSS GOLD CORPORATION

INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS EQUITY

For the nine months ended September 30, 2002
(expressed in millions of U.S. dollars) (unaudited)

					Cumulative
	Common	Contributed	Convertible		Translation
	Shares	Surplus	Debentures	Deficit	Adjustments	Total

				(re-stated -
				Note 2)
Balance, December 31, 2001	$945.7	$12.9	$124.8	$(723.2)	$(28.6)	$331.6
Issuance of common shares	19.6	—	—	—	—	19.6
Increase in equity component of convertible debentures	—	—	5.6	(5.5)	—	0.1
Net loss for the period	—	—	—	(18.0)	—	(18.0)
Cumulative translation adjustments	—	—	—	—	3.7	3.7

Balance, September 30, 2002	$965.3	$12.9	$130.4	$(746.7)	$(24.9)	$(337.0)

KINROSS GOLD CORPORATION

INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the quarter and nine months ended September 30
(expressed in millions of U.S. dollars) (unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

		(re-stated)		(re-stated)
Net inflow (outflow) of cash related to the following activities:
Operating:
Loss for the period before dividends on convertible preferred shares of subsidiary company	$(5.5)	$(6.9)	$(16.7)	$(14.5)
Items not affecting cash:
Depreciation, depletion and amortization	19.9	21.3	61.3	64.4
Deferred revenue realized	(1.3)	(4.7)	(3.8)	(12.9)
Site restoration cost accruals	0.8	0.4	2.3	1.2
Other	(0.8)	(0.7)	(0.8)	0.1

	13.1	9.4	42.3	38.3
Proceeds on restructuring of gold forward sale contracts	—	—	—	21.1
Site restoration cash expenditures	(2.4)	(1.9)	(5.0)	(4.5)
Changes in non-cash working capital items
Accounts receivable and other assets	6.9	(0.9)	5.9	0.8
Inventories	(6.3)	3.4	(2.7)	8.1
Marketable securities	—	—	2.5	—
Accounts payable and accrued liabilities	5.8	2.7	3.1	(4.1)
Effect of exchange rate changes on cash	0.4	(0.1)	2.4	(1.0)

Cash flow provided from operating activities	17.5	12.6	48.5	58.7

Financing:
Issuance of common shares, net	0.2	2.3	19.5	2.8
Acquisition of preferred shares of subsidiary company	—	—	(11.4)	—
Reduction of debt component of convertible debentures	(1.3)	(1.3)	(3.8)	(4.0)
Repayment of debt	(0.2)	(3.8)	(12.4)	(39.9)

Cash flow used in financing activities	(1.3)	(2.8)	(8.1)	(41.1)

Investing:
Additions to property, plant and equipment	(8.9)	(9.2)	(18.1)	(25.3)
Long-term investments and other assets	0.2	(0.2)	2.1	(2.6)
Proceeds from the sale of property, plant and equipment	0.5	0.2	0.6	1.6
(Increase) decrease in restricted cash	(17.1)	—	(21.5)	2.9

Cash flow used in investing activities	(25.3)	(9.2)	(36.9)	(23.4)

Increase (decrease) in cash and cash equivalents	(9.1)	0.6	3.5	(5.8)
Cash and cash equivalents, beginning of period	93.6	71.4	81.0	77.8

Cash and cash equivalents, end of period	$84.5	$72.0	$84.5	$72.0

Supplementary disclosure of cash flow information:
Cash paid for: Interest	$0.2	$1.7	$4.9	$8.6
Income taxes	$2.1	$0.5	$3.7	$1.4

KINROSS GOLD CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

1.  BASIS OF PRESENTATION

The interim consolidated financial statements (the “financial statements”) of Kinross Gold Corporation (the “Company”) have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2001, except for those indicated below.

The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s annual report for the year ended December 31, 2001.

2.  NEW PRONOUNCEMENTS

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) recommendations for foreign currency translation. This standard eliminates the practice of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. Foreign exchange gains and losses arising on translation of these monetary items are now included in the determination of current period losses. The Company previously had unrealized foreign exchange gains and losses on converting the debt component of Canadian dollar dominated convertible debentures to U.S. dollars. In addition, the Canadian dollar denominated redeemed retractable preferred shares were translated to U.S. dollars at the historical rate on the date of issue. The adoption of this new standard has been applied retroactively with prior year comparative amounts restated. The effects on the consolidated financial statements are as follows:

Change in Statement of Operations and Deficit amounts:
($ millions)	2001

Increase in foreign exchange gain for the nine months ended September 30, 2001	$(0.8)
Decrease in net loss for the nine months ended September 30, 2001	$(0.8)
Decrease in deficit — December 31, 2000	2.2
Decrease in deficit — December 31, 2001	2.8

3.  RESTRICTED CASH

The Company has $21.5 million of restricted cash, comprised of $15.9 million of cash in Russia which was subject to a court ordered freeze at September 30, 2002 in response to a lawsuit against Omolon Gold Mining Company (“Omolon”) by Russian Shareholders (further explained in Note 11) and a further $5.6 million securing outstanding letters of credit issued in excess of the current credit facility.

4.  FINANCIAL INSTRUMENTS

The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

Realized and unrealized gains or losses on derivative contracts, that qualify for hedge accounting, are deferred and recorded in income when the underlying hedged transaction is recognized. Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production.

Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. In the first nine months of 2002, the mark-to-market adjustments increased the liability by $1.9 million.

5.  ACQUISITION OF CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY

During 2001, the Company acquired 945,000 convertible preferred shares of subsidiary company with a carrying value of $48.9 million in exchange for 24,186,492 common shares of the Company valued at $23.2 million. The $25.7 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

The Company completed an equity offering in February, 2002, and issued 23,000,000 common shares from treasury for gross proceeds before costs of the issue of $19.5 million. The majority of funds raised were used to complete a $16.00 per share cash tender offer for the Kinam Preferred Shares owned by non-affiliated shareholders. On March 28, 2002, 652,992 Kinam Preferred Shares were tendered under the cash tender offer and after extending the offer an additional 17,730 Kinam Preferred Shares were tendered on April 4, 2002, leaving 223,878 or 12.2% of the issued and outstanding Kinam Preferred Shares held by non-affiliated shareholders. The Kinam Preferred Shares tendered had a book value of $36.5 million and were purchased by the Company for $10.7 million ($11.4 million including costs of the tender offer). The $25.1 million difference in value associated with these transactions was applied against the carrying value of certain property, plant and equipment.

6.  STOCK OPTIONS

Effective January 1, 2002, the Company adopted the recommendations of the CICA for stock-based compensation and other stock-based payments. This recommendation establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities.

The Company’s stock option plan is described in note 14 of the consolidated financial statements for the year ended December 31, 2001. The Company has elected not to use the fair value method of accounting for stock options. As a result it does not recognize compensation expense nor the fair value of the options issued to its employees. No stock-based awards are made available to non-employees.

Had compensation expense for the stock-based compensation plans been determined based upon the fair value method of accounting for awards granted on or after January 1, 2002, the pro forma net loss attributed to common shares would have amounted to $23.4 million and pro forma EPS would have remained at loss of $0.05 per share for the nine month period ended September 30, 2002. The fair value of the options granted during the nine month period ended September 30, 2002 is estimated to be $0.1 million. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the nine months period ended September 30, 2002: dividend yield of 0%, expected volatility of 65% risk-free interest rate of 4.1% and expected lives of 5 years. The Company has not included those options outstanding on the date of adoption of this new recommendation in the calculation if its proforma earnings per share for the period.

7.  SEGMENTED INFORMATION

The Company operates five gold mines: the Porcupine Joint Venture (49% ownership interest), located in Ontario; Kubaka (54.7% ownership), located in Russia; Fort Knox, located in Alaska, United States; Blanket, located in Zimbabwe; and Refugio (50% ownership), located in Chile. As of December 31, 2001, the Company no longer consolidates the Zimbabwe operation as a result of the political situation in that country. See Note 15 to the 2001 Kinross Annual Report. In addition, the Company has an 88.2% interest in E-Crete, a producer of aerated concrete, several other gold mining assets in various stages of reclamation, closure, care and maintenance and development and two corporate offices in Canada and the United States. As the products and services in each of the reportable segments, except for the corporate activities, are essentially the same, reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where complete internal financial statements are available.

	Reportable Operating Segments

	Porcupine
	Joint						Corporate
	Venture	Kubaka	Fort Knox	Blanket	Refugio	E-Crete	and Other	Total

As at September 30, 2002 and for the nine months ended September 30, 2002:							(b)
Mining revenue	$43.7	$47.1	$92.6	—	$3.0	$—	$(1.9)	$184.5
Operating costs	27.9	20.6	72.8	—	2.3	2.2	1.1	126.9
Interest revenue	—	0.2	—	—	—	—	1.0	1.2
Interest expense	—	0.2	1.2	—	0.1	0.4	2.1	4.0
Depreciation, depletion and amortization	13.0	13.9	37.1	—	—	1.0	(3.7)	61.3
Segment profit (loss)	1.5	13.2	(19.4)	—	10.9	(3.3)	(16.3)	(13.4)
Segment assets	84.0	61.4	279.9	—	5.5	8.3	93.3 (a)	532.4
Capital expenditures	5.0	0.1	12.0	—	—	0.5	0.5	18.1
As at September 30, 2001 and for the nine months ended September 30, 2001:							(b)
Mining revenue	$30.8	$47.3	$81.7	$9.7	$15.8	$—	$14.5	$199.8
Operating costs	22.8	24.4	59.3	7.6	15.5	1.7	2.6	133.9
Interest revenue	—	1.0	—	0.1	—	—	2.4	3.5
Interest expense	—	0.9	2.9	—	0.3	0.2	2.2	6.5
Depreciation, depletion and amortization	10.4	17.9	31.7	1.8	—	0.3	2.3	64.4
Segment profit (loss)	(2.2)	3.7	(12.5)	1.3	1.4	(2.2)	(1.7)	(12.2)
Segment assets	87.2	93.5	331.5	10.9	7.0	8.2	67.0 (a)	605.3
Capital expenditures	6.3	0.4	16.9	0.6	—	0.4	0.7	25.3
For the three months ended September 30, 2002:							(b)
Mining revenue	$13.8	$13.9	$29.6	—	$(0.1)	$—	$(0.7)	$56.5
Operating costs	11.0	5.6	20.8	—	0.4	0.8	0.4	39.0
Interest revenue	—	0.1	—	—	—	—	0.4	0.5
Interest expense	—	—	0.3	—	—	0.2	0.7	1.2
Depreciation, depletion and amortization	4.3	4.1	13.8	—	—	0.2	(2.5)	19.9
Segment profit (loss)	(2.2)	4.7	(6.0)	—	4.3	(1.1)	(3.2)	(3.5)
Capital expenditures	1.0	—	7.5	—	—	0.1	0.3	8.9

	Reportable Operating Segments

	Porcupine
	Joint						Corporate
	Venture	Kubaka	Fort Knox	Blanket	Refugio	E-Crete	and Other	Total

For the three months ended September 30, 2001:							(b)
Mining revenue	$11.0	$17.1	$25.9	$4.0	$2.8	$—	$4.2	$65.0
Operating costs	7.1	8.6	19.5	3.0	3.1	0.6	0.7	42.6
Interest revenue	—	0.2	—	0.1	—	—	0.4	0.7
Interest expense	—	0.2	0.8	—	0.2	—	0.7	1.9
Depreciation, depletion and amortization	3.2	5.9	12.3	0.6	—	0.1	(0.8)	21.3
Segment profit (loss)	0.8	2.0	(7.2)	1.1	(0.4)	(0.7)	(1.0)	(5.4)
Capital expenditures	1.9	—	6.6	0.4	—	—	0.3	9.2

(a)	includes $78.9 million (2001 — $51.9 million) in cash and cash equivalents held at the Corporate level.

(b)	includes Corporate and other non-core mining operations.

Reconciliation of reportable operating segment (loss) profit to net loss for the period:

	Three months		Nine months
	ended		ended
	September 30,		September 30,

	2002	2001	2002	2001

Segment loss	$(0.3)	$(4.4)	$2.9	$(10.5)
Add (deduct) items not included in segment (loss) profit:
Corporate and other	(3.2)	(1.0)	(16.3)	(1.7)

	(3.5)	(5.4)	(13.4)	(12.2)
Gain on sale of assets	0.5	—	2.0	—
Share loss of investee companies	(0.8)	(0.2)	(0.6)	(0.9)
(Provision for) recovery of income taxes	(1.7)	(1.3)	(4.7)	(1.4)
Dividends on convertible preferred shares of subsidiary company	(0.3)	(0.9)	(1.3)	(4.3)

Net loss for the period	$(5.8)	$(7.8)	$(18.0)	$(18.8)

Enterprise-wide disclosure:
Geographic information:

					Mineral
	Mining revenue				properties, plant
					and equipment

	Three months		Nine months
	ended		ended		As at
	September 30,		September 30,		September 30,

	2002	2001	2002	2001	2002	2001

United States	$28.7	$28.8	$90.2	$92.3	$244.8	$298.7
Russia	13.8	17.3	47.0	47.3	15.9	36.1
Chile	—	2.7	3.1	16.1	—	—
Other	—	3.9	—	9.7	5.2	12.0

Total foreign	42.5	52.7	140.3	165.4	265.9	346.8
Canada	14.0	12.3	44.2	34.4	82.6	90.6

Total	$56.5	$65.0	$184.5	$199.8	$348.5	$437.4

8.  (LOSS) EARNINGS PER SHARE

(Loss) earnings per share (“EPS”) has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method in 2001. The calculation of diluted earning per share assumes that employee stock options were exercised at the beginning of the period, or time of issue, if later. Employee stock options with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average price of the common shares during the nine month period was $2.614 (2001 — $1.078).

	2002	2001

Weighted average number of common shares outstanding at September 30th	354,489	308,456
Add: Options, warrants and participating securities as if issued, exercised and outstanding at January 1st
Options	10,717	3,403
Restricted shares	2	—
Convertible debentures (a)	14,651	14,651
Redeemable retractable preferred shares (b)	3,175	3,175
Convertible preferred shares of subsidiary company (c)	1,086	4,340

Weighted average number of common shares used for diluted earnings per share	384,120	334,025

(a)	Convertible debentures — $123.5 million (Cdn. $195.8 million) principal issued and outstanding.

(b)	Redeemable retractable preferred shares — 384,613 shares issued and outstanding.

(c)	Convertible preferred shares of subsidiary company — 223,878 shares issued and outstanding to non-affiliated shareholders as at September 30, 2002.

9.  2001 FIGURES

Certain of the 2001 figures have been reclassified to conform to the 2002 presentation.

10. PORCUPINE JOINT VENTURE

Effective July 1, 2002, the Company formed a joint venture with a wholly owned subsidiary of Placer Dome Inc. (“Placer”). The formation of the joint venture combined the two companies gold mining operations in the Porcupine district in Timmins, Ontario, Canada. The ownership of this unincorporated joint venture is 51% by Placer and 49% by the Company. The joint venture operates pursuant to a contractual agreement and both parties receive their share of gold output in kind. Future capital, exploration, and operating costs will be funded in proportion to each party’s ownership interest. Placer contributed the Dome mine and mill and the Company contributed the Hoyle Pond, Nighhawk Lake and Pamour mines, exploration properties in the Porcupine district as well as the Bell Creek mill.

The formation of the joint venture has been accounted for as an exchange of non-monetary assets that does not represent the culmination of the earnings process, and accordingly, has been recorded at the carrying value of the assets contributed. The investment in the joint venture is being accounted for under Canadian GAAP using proportionate consolidation. For U.S. GAAP purposes, the Company has concluded it will account for this investment using the equity method, but for purposes of presentation of U.S. GAAP reconciliation information the Company will rely on an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F, which will permit the Company to omit disclosure of differences arising from the use of proportionate consolidation. The Company qualifies for this accommodation on the basis that the joint venture is an operating entity, the significant financial operating policies of which are, by contractual arrangement, jointly controlled by both parties having an equity interest in the joint venture.

11. RECENT DEVELOPMENTS IN RUSSIA

In mid September, the Company announced that Omolon Gold Mining Company (“Omolon”) was at an advanced stage of negotiating a settlement of an outstanding dispute between itself, several of its Russian shareholders and the Magadan Administration. Draft language of an agreement was being settled when one of the Russian shareholders obtained an order to freeze Omolon’s bank accounts and gold inventory in the total amount of the ruble equivalent of approximately $47 million pending final resolution of its lawsuit. Underlying the dispute were unpaid loans made by the Magadan Administration to Omolon’s Russian shareholders at the time Omolon was capitalized. In the face of the inability of these shareholders to repay the loans, there has been an effort to shift the burden of repayment to Omolon. Two Russian shareholders and the Magadan Administration on behalf of a third Russian shareholder have launched lawsuits against Omolon alleging that the shares they received were flawed as a result of registration deficiencies which therefore entitles such shareholders to return of their original investments with interest compounded thereon. These lawsuits have been encouraged by the Magadan Administration as the major creditor of these shareholders. Omolon continues to defend these lawsuits and its advised by counsel that it has good defences available to it.

On October 9, 2002, a written agreement in principle was executed by the representatives of the Government of the Russian Federation, the Magadan Administration, Omolon and its two major shareholders (collectively, the “Parties”) setting forth their agreement in principle to resolve the lawsuits by such shareholders pending against Omolon and to repay loans due to the Magadan Administration. In accordance with the terms of the agreement in principle, Omolon would purchase the outstanding shares currently held by all of its Russian shareholders for the ruble equivalent of $45.4 million and the Magadan Administration would ensure that all of the shares held by the Russian shareholders will be tendered.

Omolon’s appeal of the court decision which froze its bank accounts, resulted, on October 14, 2002, in the court ruling that the amount of the assets covered by the arrest order should be lowered to the ruble equivalent of approximately $22.3 million. Subsequently, Omolon’s accounts in four banks and all of its gold inventory were released from the arrest order.

On October 21, 2002, the Parties executed an additional written agreement in principle reflecting their understanding with respect to the mechanics of the redemption of the shares and settlement of the pending lawsuits. On October 25, 2002, the shareholders of Omolon approved redemption of 45.3% of its shares from its shareholders. This number represents the percentage of the outstanding shares of Omolon currently held by its Russian shareholders. As of November 21, 2002, four out of five Russian shareholders of Omolon (holding, in the aggregate, approximately 44% of Omolon’s shares), have notified Omolon that they will tender their respective shares to Omolon in accordance with the terms of the decision adopted at the shareholders’ meeting. Omolon is currently at an advanced stage of negotiating purchase agreements with the Russian shareholders. Although the Company believes that completion of transactions with all of the shareholders except the Magadan State Property Committee (1.3% ownership interest) is probable, there can be no assurance that all of these shares will be tendered and purchased.

It is expected that the entire transaction should be completed by the end of December 2002. Assuming that all Russian shareholders tender their shares, Omolon would become a 100%-owned subsidiary of the Company and, consistent with its accounting policies, the Company will commence accounting for its investment in Omolon on a consolidated basis for both Canadian and U.S. GAAP. There is no assurance that all of these shares will be tendered and purchased.

Given the risks associated with the political, legal and economic uncertainties that exist in Russia, the Company will continue to monitor its ability to determine Omolon’s strategic operating, investing and financing policies without the cooperation of others. If the Company concludes that it no longer has the ability to exercise the requisite control over Omolon, it will cease consolidation and account for its investment in Omolon either on the equity or cost basis, depending on its assessment of its level of control at that time. The risks of operating in Russia are more fully disclosed in Note 21 to the 2001 audited financial statements of the Company.

12. BUSINESS COMBINATION WITH TVX AND ECHO BAY

On June 10, 2002, the Company, Echo Bay and TVX announced that they had entered into an agreement providing for the proposed combination of the companies. In a concurrent transaction, TVX agreed to acquire from Newmont Mining Corporation the interest in the TVX Newmont Americas joint venture that it does not already own. The combination is conditional upon the completion of this purchase.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”) which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Material variations between financial statement items under CDN GAAP and the amounts determined using U.S. GAAP are as follows:

CONSOLIDATED BALANCE SHEET
As at September 30, 2002

			Elimination	Additional	Reduction		Unrealized
		Recognition	of effects of	writedown	in depreciation,		gains on				Under
		of deferred	recognition	of property,	depletion		marketable			Reclassification	U.S. GAAP
		exchange	of equity	plant and	and	Reversal	securities			of	before	To
		gains on	component	equipment	amortization	of 1991	and		Flow	Cumulative	adjusting	adjust to
	Under	convertible	of convertible	under	under	deficit	long-term	SFAS	through	Translation	to equity	equity	Under
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	133	shares	Adjustments	basis	basis	U.S. GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(e)	(f)	(h)		(i)
Assets
Current assets
Cash and cash equivalents	$84.5	$—	$—	$—	$—	$—	$—	$—	$(2.0)	$—	$82.5	$—	$82.5
Restricted cash	21.5	—	—	—	—	—	—	—	2.0	—	23.5	(15.9)	7.6
Accounts receivable	12.4	—	—	—	—	—	—	—	—	—	12.4	3.7	16.1
Inventories	39.4	—	—	—	—	—	—	—	—	—	39.4	(14.6)	24.8
Restricted bullion inventory	5.4	—	—	—	—	—	—	—	—	—	5.4	(5.4)	—
Marketable securities	0.3	—	—	—	—	—	—	—	—	—	0.3	—	0.3

	163.5	—	—	—	—	—	—	—	—	—	163.5	(32.2)	131.3
Property, plant and equipment	348.5	—	—	(60.5)	23.9	—	—	—	—	—	311.9	(13.8)	298.1
Long — term investments	11.9	—	—	—	—	—	59.9	—	—	—	71.8	40.4	112.2
Deferred charges and other assets	8.5	—	0.1	—	—	—	—	—	—	—	8.6	(4.2)	4.4

	$532.4	$—	$0.1	$(60.5)	$23.9	$—	$59.9	$—	$—	$—	$556.6	$(9.8)	$546.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$37.7	$—	$—	$—	$—	$—	$—	$17.8	$0.5	$—	$56.0	$(3.3)	$52.7
Current portion of long-term debt	23.3	—	—	—	—	—	—	—	—	—	23.3	(2.6)	20.7
Current portion of site restoration cost accruals	7.8	—	—	—	—	—	—	—	—	—	7.8	(1.9)	5.9

	68.8	—	—	—	—	—	—	17.8	0.5	—	87.1	(7.8)	79.3
Long-term debt	28.4	—	—	—	—	—	—	—	—	—	28.4	—	28.4
Site restoration cost accruals	45.6	—	—	—	—	—	—	—	—	—	45.6	(2.0)	43.6
Future income and mining taxes	3.3	—	—	—	—	—	—	—	—	—	3.3	—	3.3
Deferred revenue	5.8	—	—	—	—	—	—	(5.8)	—	—	—	—	—
Other long-term liabilities	5.7	—	—	—	—	—	—	—	—	—	5.7	—	5.7
Debt component of convertible debentures	22.8	—	100.5	—	—	—	—	—	—	—	123.3	—	123.3
Redeemable retractable preferred shares	2.4	—	—	—	—	—	—	—	—	—	2.4	—	2.4

	182.8	—	100.5	—	—	—	—	12.0	0.5	—	295.8	(9.8)	286.0

Convertible preferred shares of subsidiary company	12.6	—	—	—	—	—	—	—	—	—	12.6	—	12.6

Common shareholders’ equity
Common share capital	965.3	—	—	—	—	5.3	—	—	(1.1)	—	969.5	—	969.5
Contributed surplus	12.9	—	—	—	—	—	—	—	—	—	12.9	—	12.9
Equity component of convertible debentures	130.4	(20.1)	(110.3)	—	—	—	—	—	—	—	—	—	—
Deficit	(745.9)	20.1	9.9	(60.5)	23.9	(5.3)	—	(3.8)	0.6	—	(761.8)	—	(761.8)
Cumulative translation adjustments	(24.9)	—	—	—	—	—	—	—	—	24.9	—	—	—
Other comprehensive income	—	—	—	—	—	—	59.9	(8.2)	—	(24.9)	26.8	—	26.8

	337.0	—	(100.4)	(60.5)	23.9	—	59.9	(12.0)	(0.5)	—	247.4	—	247.4

	$532.4	$—	$0.1	$(60.5)	$23.9	$—	$59.9	$—	$—	$—	$555.8	$(9.8)	$546.0

CONSOLIDATED BALANCE SHEET
As at December 31, 2001

			Elimination	Additional	Reduction		Unrealized
		Recognition	of effects of	writedown	in depreciation,		gains on
		of deferred	recognition	of property,	depletion		marketable			Reclassification	Under
		exchange	of equity	plant and	and	Reversal	securities			of	U.S. GAAP	To
		gains on	component	equipment	amortization	of 1991	and		Flow	Cumulative	before	adjust to	Under
	Under	convertible	of convertible	under	under	deficit	long-term	SFAS	through	Translation	adjusting to	equity	U.S.
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	133	shares	Adjustments	equity basis	basis	GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(e)	(f)	(h)	(j)	(i) and (j)	(Restated-

													Note
													10(i))
Assets
Current assets
Cash and cash equivalents	$81.0	$—	$—	$—	$—	$—	$—	$—	$(4.6)	$—	$76.4	$(5.5)	$70.9
Restricted cash	—	—	—	—	—	—	—	—	4.6	—	4.6	—	4.6
Accounts receivable	13.8	—	—	—	—	—	—	—	—	—	13.8	5.7	19.5
Inventories	42.4	—	—	—	—	—	—	—	—	—	42.4	(15.6)	26.8
Marketable securities	1.5	—	—	—	—	—	0.3	—	—	—	1.8	—	1.8

	138.7	—	—	—	—	—	0.3	—	—	—	139.0	(15.4)	123.6
Property, plant and equipment	415.0	—	—	(60.5)	17.9	—	—	—	—	—	372.4	(26.9)	345.5
Long-term investments	12.9	—	—	—	—	—	4.6	—	—	—	17.5	32.4	49.9
Deferred charges and other assets	11.0	—	0.5	—	—	—	—	—	—	—	11.5	(4.3)	7.2

	$577.6	$—	$0.5	$(60.5)	$17.9	$—	$4.9	$—	$—	$—	$540.4	$(14.2)	$526.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$31.0	$—	$—	$—	$—	$—	$—	$4.6	$1.1	$—	$36.7	$(6.4)	$30.3
Current portion of long-term debt	33.1	—	—	—	—	—	—	—	—	—	33.1	(4.2)	28.9
Current portion of site restoration cost accruals	12.6	—	—	—	—	—	—	—	—	—	12.6	(1.9)	10.7

	76.7	—	—	—	—	—	—	4.6	1.1	—	82.4	(12.5)	69.9
Long-term debt	31.0	—	—	—	—	—	—	—	—	—	31.0	(0.2)	30.8
Site restoration cost accruals	43.0	—	—	—	—	—	—	—	—	—	43.0	(1.5)	41.5
Future income and mining taxes	3.3	—	—	—	—	—	—	—	—	—	3.3	—	3.3
Deferred revenue	9.6	—	—	—	—	—	—	(9.6)	—	—	—	—	—
Other long-term liabilities	6.0	—	—	—	—	—	—	—	—	—	6.0	—	6.0
Debt component of convertible debentures	28.1	—	94.7	—	—	—	—	—	—	—	122.8	—	122.8
Redeemable retractable preferred shares	3.1	—	—	—	—	—	—	—	—	—	3.1	—	3.1

	200.8	—	94.7	—	—	—	—	(5.0)	1.1	—	291.6	(14.2)	277.4

Convertible preferred shares of subsidiary company	48.0	—	—	—	—	—	—	—	—	—	48.0	—	48.0

Common shareholders’ equity
Common share capital	945.7	—	—	—	—	5.3	—	—	(1.1)	—	949.9	—	949.9
Contributed surplus	12.9	—	—	—	—	—	—	—	—	—	12.9	—	12.9
Equity component of convertible debentures	124.8	(20.2)	(104.6)	—	—	—	—	—	—	—	—	—	—
Deficit	(726.0)	20.2	10.4	(60.5)	17.9	(5.3)	—	(3.9)	—	—	(747.2)	—	(747.2)
Cumulative translation adjustments	(28.6)	—	—	—	—	—	—	—	—	28.6	—	—	—
Accumulated other comprehensive income	—	—	—	—	—	—	4.9	8.9	—	(28.6)	(14.8)	—	(14.8)

	328.8	—	(94.2)	(60.5)	17.9	—	4.9	5.0	(1.1)	—	200.8	—	200.8

	$577.6	$—	$0.5	$(60.5)	$17.9	$—	$4.9	$—	$—	$—	$540.4	$(14.2)	$526.2

CONSOLIDATED STATEMENTS OF OPERATIONS
For the nine months ended September 30, 2002

			Elimination	Additional
		Recognition	of effects of	writedown	Reduction		Unrealized				Under
		of deferred	recognition	of property,	in depreciation,		gains on			Reclassification	U.S. GAAP
		exchange	of equity	plant and	depletion and	Reversal	marketable			of	before	To
		gains on	component	equipment	amortization	of 1991	securities and		Flow	Cumulative	adjusting	adjust to	Under
	Under	convertible	of convertible	under	under	deficit	long-term	SFAS	through	Translation	to equity	equity	U.S.
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	133	shares	Adjustments	basis	basis	GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(e)	(f)	(h)		(i)
Revenue
Mining revenue	$184.5	$—	$—	$—	$—	$—	$—	$—	$—	$—	$184.5	$(46.9)	$137.6
Interest and other income	13.7	—	—	—	—	—	—	0.1	0.6	—	14.4	2.0	16.4
Mark to market gain (loss) on call options	(1.9)	—	—	—	—	—	—	—	—	—	(1.9)	—	(1.9)

	196.3	—	—	—	—	—	—	0.1	0.6	—	197.0	(44.9)	152.1

Expenses
Operating	126.9	—	—	—	—	—	—	—	—	—	126.9	(19.3)	107.6
General and administrative	8.0	—	—	—	—	—	—	—	—	—	8.0	—	8.0
Exploration	6.5	—	—	—	—	—	—	—	—	—	6.5	(1.1)	5.4
Depreciation, depletion and amortization	61.3	—	—	—	(6.0)	—	—	—	—	—	55.3	(11.8)	43.5
Gain on sale of assets	(2.0)	—	—	—	—	—	—	—	—	—	(2.0)	—	(2.0)
Foreign exchange loss	3.0	0.1	—	—	—	—	—	—	—	—	3.1	(0.1)	3.0
Interest expense on long-term liabilities	4.0	—	3.2	—	—	—	—	—	—	—	7.2	(0.2)	7.0
Writedown of marketable securities and long-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—
Writedown of property, plant and equipment	—	—	—	—	—	—	—	—	—	—	—	—	—

	207.7	0.1	3.2	—	(6.0)	—	—	—	—	—	205.0	(32.5)	172.5

	(11.4)	(0.1)	(3.2)	—	6.0	—	—	0.1	0.6	—	(8.0)	(12.4)	(20.4)
Share in income (loss) of investee companies	(0.6)	—	—	—	—	—	—	—	—	—	(0.6)	8.0	7.4

Loss before taxes and dividends on convertible preferred shares of subsidiary company	(12.0)	(0.1)	(3.2)	—	6.0	—	—	0.1	0.6	—	(8.6)	(4.4)	(13.0)
Provision for income and mining taxes	(4.7)	—	—	—	—	—	—	—	—	—	(4.7)	4.4	(0.3)

Loss for the period before dividends on convertible preferred shares of subsidiary company	(16.7)	(0.1)	(3.2)	—	6.0	—	—	0.1	0.6	—	(13.3)	—	(13.3)
Dividends on convertible preferred shares of subsidiary company	(1.3)	—	—	—	—	—	—	—	—	—	(1.3)	—	(1.3)

Net loss for the period	(18)	(0.1)	(3.2)	—	6.0	—	—	0.1	0.6	—	(14.6)	—	(14.6)
Increase in equity component of convertible debentures	(5.5)	—	5.5	—	—	—	—	—	—	—	—	—	—

Net loss for the period attributable to common shareholders	$(23.5)	$(0.1)	$2.3	$—	$6.0	$—	$—	$0.1	$0.6	$—	$(14.6)	$—	$(14.6)

Loss per share
Basic and diluted	$(0.07)												$(0.04)
Weighted average number of common shares outstanding (millions)	354.5												354.5

CONSOLIDATED STATEMENTS OF OPERATIONS
For the nine months ended September 30, 2001

			Elimination	Additional							Under
		Recognition	of effects of	writedown	Reduction		Unrealized				U.S.
		of deferred	recognition	of property,	in depreciation,		gains on				GAAP
		exchange	of equity	plant and	depletion	Reversal	marketable			Reclassification	before
		gains on	component	equipment	and amortization	of 1991	securities and		Flow	of Cumulative	adjusting	To
	Under	convertible	of convertible	under	under	deficit	long-term		through	Translation	to equity	adjust to	Under
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	SFAS 133	shares	Adjustments	basis	equity basis	U.S. GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(e)	(f)	(h)		(i)
Revenue
Mining revenue	$199.8	$—	$—	$—	$—	$—	$—	$—	$—	$—	$199.8	$(46.5)	$153.3
Interest and other income	6.9	—	—	—	—	—	—	(9.1)	—	—	(2.2)	1.2	(1.0)
Mark to market gain (loss) on call options	(0.4)	—	—	—	—	—	—	—	—	—	(0.4)	—	(0.4)

	206.3	—	—	—	—	—	—	(9.1)	—	—	197.2	(45.3)	151.9

Expenses
Operating	133.9	—	—	—	—	—	—	—	—	—	133.9	(23.3)	110.6
General and administrative	7.6	—	—	—	—	—	—	—	—	—	7.6	—	7.6
Exploration	6.3	—	—	—	—	—	—	—	—	—	6.3	(1.8)	4.5
Depreciation, depletion and amortization	64.4	—	—	—	(1.3)	—	—	—	—	—	63.1	(15.3)	47.8
Gain on sale of assets	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign exchange (loss) gain	(0.2)	(5.7)	—	—	—	—	—	—	—	—	(5.9)	(0.2)	(6.1)
Interest expense on long-term liabilities	6.5	—	4.0	—	—	—	—	—	—	—	10.5	(3.2)	7.3
Writedown of marketable securities and long-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—
Writedown of property, plant and equipment	—	—	—	—	—	—	—	—	—	—	—	—	—

	218.5	(5.7)	4.0	—	(1.3)	—	—	—	—	—	215.5	(43.8)	171.7

	(12.2)	5.7	(4.0)	—	1.3	—	—	(9.1)	—	—	(18.3)	(1.5)	(19.8)
Share in loss of investee companies	(0.9)	—	—	—	—	—	—	—	—	—	(0.9)	(1.3)	(2.2)

Loss before taxes and dividends on convertible preferred shares of subsidiary company	(13.1)	5.7	(4.0)	—	1.3	—	—	(9.1)	—	—	(19.2)	(2.8)	(22.0)
Provision for income and mining taxes	(1.4)	—	—	—	—	—	—	—	—	—	(1.4)	2.8	1.4

Loss for the period before dividends on convertible preferred shares of subsidiary company	(14.5)	5.7	(4.0)	—	1.3	—	—	(9.1)	—	—	(20.6)	—	(20.6)
Dividends on convertible preferred shares of subsidiary company	(4.3)	—	—	—	—	—	—	—	—	—	(4.3)	—	(4.3)

Net loss for the period	(18.8)	5.7	(4.0)	—	1.3	—	—	(9.1)	—	—	(24.9)	—	(24.9)
Increase in equity component of convertible debentures	(5.7)	—	5.7	—	—	—	—	—	—	—	—	—	—

Net loss for the period attributable to common shareholders	$(24.5)	$5.7	$1.7	$—	$1.3	$—	$—	$(9.1)	$—	$—	$(24.9)	$—	$(24.9)

Loss per share
Basic and diluted	$(0.08)												$(0.08)
Weighted average number of common shares outstanding (millions)	328.1												328.1

Statement of Operations Presentation: Revenue would exclude the items “interest and other income” and “mark to market gain (loss) on call options”. Accordingly, “mining revenue” would be the only category presented within revenue on the statement of operations under U.S. GAAP.

For U.S. GAAP presentation purposes, the measure “loss before taxes and dividends on convertible preferred shares of subsidiary company” is not a recognized term and would therefore not be presented.

The following table reconciles “loss before taxes and dividends on convertible preferred shares of subsidiary company” to “loss from operations”.

	Nine months ended
	September 30

	2002	2001

Loss before taxes and dividends on convertible preferred shares of subsidiary company	$(13.0)	$(22.0)
Add (deduct):
Interest and other income	(16.4)	1.0
Mark to market loss on call options	1.9	0.4
Interest expense on long-term liabilities	7.0	7.3
Share in loss (income) of investee companies	(7.4)	2.2

Loss from operations for U.S. GAAP	$(27.9)	$(11.1)

In addition, “dividends on convertible preferred shares of subsidiary” are required to be presented as a component of non-operating loss:

For U.S. GAAP purposes, the components of non-operating loss are as follows:

	Nine months ended
	September 30

	2002	2001

Interest and other income	$16.4	$(1.0)
Mark to market loss on call options	(1.9)	(0.4)
Interest expense on long-term liabilities	(7.0)	(7.3)
Dividends on convertible preferred shares of subsidiary company	(1.3)	(4.3)

Non-operating income (loss) for U.S. GAAP	$6.2	$(13.0)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2002

			Elimination	Additional	Reduction		Unrealized				Under
		Recognition	of effects of	writedown	in depreciation,		gains on				U.S.
		of deferred	recognition	of property,	depletion		marketable			Reclassification	GAAP
		exchange	of equity	plant and	and	Reversal	securities			of	before	To
	Under	gains on	component	equipment	amortization	of 1991	and		Flow	Cumulative	adjusting	adjust to
	CDN	convertible	of convertible	under	under	deficit	long-term		through	Translation	to equity	equity	Under
	GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	SFAS 133	shares	Adjustments	basis	basis	U.S. GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(e)	(f)	(h)		(i)
Net inflow (outflow) of cash related to the following activities:
Operating:
Loss for the period before dividends on convertible preferred shares of subsidiary company	$(16.7)	$(0.1)	$(3.2)	$—	$6.0	$—	$—	$0.1	$0.6	$—	$(13.3)	$—	$(13.3)
Items not affecting cash:
Depreciation, depletion and amortization	61.3	—	—	—	(6.0)	—	—	—	—	—	55.3	(11.8)	43.5
Writedown of property, plant and equipment	—	—	—	—	—	—	—	—	—	—	—	—	—
Writedown of marketable securities and long-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain on sale of assets	(2.0)	—	—	—	—	—	—	—	—	—	(2.0)	—	(2.0)
Foreign exchange on convertible debt	0.6	—	—	—	—	—	—	—	—	—	0.6	—	0.6
Future income and mining taxes	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred revenue realized	(3.8)	—	—	—	—	—	—	(0.1)	—	—	(3.9)	—	(3.9)
Site restoration cost accruals	2.3	—	—	—	—	—	—	—	—	—	2.3	(0.5)	1.8
Share in loss of investee companies	0.6	—	—	—	—	—	—	—	—	—	0.6	(8.0)	(7.4)
Interest on convertible debentures	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized foreign exchange gains on convertible debentures	—	0.1	—	—	—	—	—	—	—	—	0.1	—	0.1

	42.3	—	(3.2)	—	—	—	—	—	0.6	—	39.7	(20.3)	19.4
Proceeds on restructuring of gold forward sales contracts	—	—	—	—	—	—	—	—	—	—	—	—	—
Site restoration cash expenditures	(5.0)	—	—	—	—	—	—	—	—	—	(5.0)	—	(5.0)
Changes in non-cash working capital items
Accounts receivable	5.9	—	—	—	—	—	—	—	—	—	5.9	2.0	7.9
Inventories	(2.7)	—	—	—	—	—	—	—	—	—	(2.7)	3.0	0.3
Marketable securities	2.5	—	—	—	—	—	—	—	—	—	2.5	—	2.5
Accounts payable and accrued liabilities	3.1	—	—	—	—	—	—	—	(0.6)	—	2.5	3.1	5.6
Effect of exchange rate changes on cash	2.4	—	—	—	—	—	—	—	—	—	2.4	—	2.4

Cash flow provided from operating activities	48.5	—	(3.2)	—	—	—	—	—	—	—	45.3	(12.2)	33.1

Financing:
Issuance (repurchase) of common shares, net	19.5	—	—	—	—	—	—	—	—	—	19.5	—	19.5
Acquisition of preferred shares of subsidiary company	(11.4)	—	—	—	—	—	—	—	—	—	(11.4)	—	(11.4)
Reduction of debt component of convertible debentures	(3.8)	—	3.2	—	—	—	—	—	—	—	(0.6)	—	(0.6)
Repayment of debt	(12.4)	—	—	—	—	—	—	—	—	—	(12.4)	1.8	(10.6)
Dividends on convertible preferred shares of subsidiary company	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow used in financing activities	(8.1)	—	3.2	—	—	—	—	—	—	—	(4.9)	1.8	(3.1)

Investing:
Additions to property, plant and equipment	(18.1)	—	—	—	—	—	—	—	—	—	(18.1)	0.1	(18.0)
Business acquisitions, net of cash acquired	—	—	—	—	—	—	—	—	—	—	—	—	—
Long-term investments and other assets	2.1	—	—	—	—	—	—	—	—	—	2.1	(0.1)	2.0
Proceeds from the sale of property, plant and equipment	0.6	—	—	—	—	—	—	—	—	—	0.6	—	0.6
Decrease (increase) in restricted cash	(21.5)	—	—	—	—	—	—	—	2.6	—	(18.9)	15.9	(3.0)

Cash flow used in investing activities	(36.9)	—	—	—	—	—	—	—	2.6	—	(34.3)	15.9	(18.4)

Increase (decrease) in cash and cash equivalents	3.5	—	—	—	—	—	—	—	2.6	—	6.1	5.5	11.6
Cash and cash equivalents, beginning of year	81.0	—	—	—	—	—	—	—	(4.6)	—	76.4	(5.5)	70.9

Cash and cash equivalents, end of period	$84.5	$—	$—	$—	$—	$—	$—	$—	$(2.0)	$—	$82.5	$—	$82.5

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2001

			Elimination	Additional	Reduction		Unrealized				Under
		Recognition	of effects of	writedown	in depreciation,		gains on				U.S.
		of deferred	recognition	of property,	depletion		marketable			Reclassification	GAAP
		exchange	of equity	plant and	and	Reversal	securities			of	before	To
		gains on	component	equipment	amortization	of 1991	and		Flow	Cumulative	adjusting	adjust to
	Under	convertible	of convertible	under	under	deficit	long-term		through	Translation	to equity	equity	Under
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	SFAS 133	shares	Adjustments	basis	basis	U.S. GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(e)	(f)	(h)		(i)
Net inflow (outflow) of cash related to the following activities:
Operating:
Loss for the period before dividends on convertible preferred shares of subsidiary company	$(14.5)	$5.7	$(4.0)	$—	$1.3	$—	$—	$(9.1)	$—	$—	$(20.6)	$—	$(20.6)
Items not affecting cash:
Depreciation, depletion and amortization	64.4	—	—	—	(1.3)	—	—	—	—	—	63.1	(15.3)	47.8
Writedown of property, plant and equipment	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest expense on long-term liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain on sale of assets	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign exchange on convertible debt	(0.8)	—	—	—	—	—	—	—	—	—	(0.8)	—	(0.8)
Future income and mining taxes	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred revenue realized	(12.9)	—	—	—	—	—	—	9.1	—	—	(3.8)	—	(3.8)
Site restoration cost accruals	1.2	—	—	—	—	—	—	—	—	—	1.2	(0.2)	1.0
Share in loss of investee companies	0.9	—	—	—	—	—	—	—	—	—	0.9	1.3	2.2
Interest on convertible debentures	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized foreign exchange gains on convertible debentures	—	(5.7)	—	—	—	—	—	—	—	—	(5.7)	—	(5.7)

	38.3	—	(4.0)	—	—	—	—	—	—	—	34.3	(14.2)	20.1
Proceeds on restructuring of gold forward sales contracts	21.1	—	—	—	—	—	—	—	—	—	21.1	—	21.1
Site restoration cash expenditures	(4.5)	—	—	—	—	—	—	—	—	—	(4.5)	—	(4.5)
Changes in non-cash working capital items
Accounts receivable	0.8	—	—	—	—	—	—	—	—	—	0.8	0.8	1.6
Inventories	8.1	—	—	—	—	—	—	—	—	—	8.1	(1.6)	6.5
Marketable securities	—	—	—	—	—	—	—	—	—	—	—	—	—
Accounts payable and accrued liabilities	(4.1)	—	—	—	—	—	—	—	—	—	(4.1)	2.4	(1.7)
Effect of exchange rate changes on cash	(1.0)	—	—	—	—	—	—	—	—	—	(1.0)	—	(1.0)

Cash flow provided from operating activities	58.7	—	(4.0)	—	—	—	—	—	—	—	54.7	(12.6)	42.1

Financing:
Issuance (repurchase) of common shares, net	2.8	—	—	—	—	—	—	—	—	—	2.8	—	2.8
Reduction of debt component of convertible debentures	(4.0)	—	4.0	—	—	—	—	—	—	—	—	—	—
Repayment of debt	(39.9)	—	—	—	—	—	—	—	—	—	(39.9)	15.2	(24.7)
Dividends on convertible preferred shares of subsidiary company	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow used in financing activities	(41.1)	—	4.0	—	—	—	—	—	—	—	(37.1)	15.2	(21.9)

Investing:
Additions to property, plant and equipment	(25.3)	—	—	—	—	—	—	—	—	—	(25.3)	0.4	(24.9)
Business acquisitions, net of cash acquired	—	—	—	—	—	—	—	—	—	—	—	—	—
Long-term investments and other assets	(2.6)	—	—	—	—	—	—	—	—	—	(2.6)	—	(2.6)
Proceeds from the sale of property, plant and equipment	1.6	—	—	—	—	—	—	—	—	—	1.6	—	1.6
Decrease (increase) in restricted cash	2.9	—	—	—	—	—	—	—	(0.8)	—	2.1	—	(2.1)

Cash flow used in investing activities	(23.4)	—	—	—	—	—	—	—	(0.8)	—	(24.2)	0.4	(23.8)

Increase (decrease) in cash and cash equivalents	(5.8)	—	—	—	—	—	—	—	(0.8)	—	(6.6)	3.0	(3.6)
Cash and cash equivalents, beginning of year	77.8	—	—	—	—	—	—	—	(1.4)	—	76.4	(17.3)	59.1

Cash and cash equivalents, end of period	$72.0	$—	$—	$—	$—	$—	$—	$—	$(2.2)	$—	$69.8	$(14.3)	$55.5

Consolidated statements of cash flows presented in accordance with U.S. GAAP would require the following changes from a consolidated statements of cash flows presented in accordance with Canadian GAAP.

(1)	A sub-total within the “cash flows provided from operating activities” sub-section is not permitted and therefore the reader should disregard the sub-totals $19.4 million and $20.1 million for the nine month period ended September 30, 2002 and 2001 respectively.

(2)	Within cash flows provided from operating activities, the determination should begin with “net loss”, instead of the “loss for the year before dividends on convertible preferred shares of subsidiary company”.

(3)	Under U.S. GAAP, the reduction of the debt component of convertible debentures is treated as interest expense and as a cash flow from operating activities. Under Canadian GAAP, the interest expense is classified as a financing activity.

(4)	Under U.S. GAAP, notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the Consolidated Balance Sheet dates are considered to be restricted and are not considered to be cash or cash equivalents.

     Consolidated Statements of Comprehensive Loss: The Company’s statements of comprehensive income under U.S. GAAP are as follows:

	Nine months ended
	September 30

	2002	2001

Net (loss) income for the period under U.S. GAAP	$(14.6)	$(24.9)
Change in currency translation adjustments	3.7	(5.5)
Change in unrealized (losses) gains on marketable securities and long-term investments(d)	55.0	(0.2)
Change in fair value of derivatives under SFAS 133(c)	(17.1)	9.7

Comprehensive income under U.S. GAAP	$27.0	$(20.9)

(a)	Under CDN. GAAP, the convertible debentures are accounted for in accordance with their substance and, as such, are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the entire principal amount of the convertible debentures of $123.3 million and $122.8 million at September 30, 2002 and December 31, 2001 respectively, is treated as debt with interest expense based on the coupon rate of 5.5%.

In addition, under CDN GAAP, the unrealized foreign exchange gains on the CDN dollar denominated debentures are deferred and amortized over the term of the debentures. Effective January 1, 2002, CDN GAAP will no longer permit the deferral of unrealized foreign exchange gains and losses on the debt component of the debentures. Under U.S. GAAP, these gains are recognized in income currently along with exchange gains related to the portion of the convertible debentures included in equity under CDN GAAP.

(b)	As a result of applying SFAS No. 121, property, plant and equipment is reduced and the deficit increased by $60.5 million. This difference arises from the requirement to discount future cash flows from impaired properties under U.S. GAAP and from using proven and probable reserves only. Under CDN GAAP, future cash flows from impaired properties are not discounted. The write downs of property, plant and equipment which generate this difference occurred in periods prior to January 1, 2001. Under U.S. GAAP, depreciation, depletion and amortization would be reduced by $6.0 million and $1.3 million during the nine months ended September 30, 2002 and 2001 respectively, to reflect the above and the requirement under U.S. GAAP to amortize capitalized costs over proven and probable reserves only.

(c)	CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common shares with a corresponding offset to the accumulated deficit. This reclassification is not permitted by U.S. GAAP and would require in each subsequent period an increase in share capital and an increase in deficit of $5.3 million.

(d)	Under CDN GAAP, unrealized gains (losses) on long-term investments and marketable securities are not recorded. Under U.S. GAAP, unrealized gains (losses) on long-term investments, that are classified as securities available for sale, of $59.9 million and $4.6 million at September 30, 2002 and December 31, 2001, respectively and marketable securities of $0.3 million at December 31, 2001 are included as a component of comprehensive loss in the current period.

(e)	Under CDN GAAP, derivatives hedging forecasted transactions are off-balance sheet until the hedged transaction is recorded. Realized gains and losses on derivatives that are closed out early are initially recorded as deferred revenue or deferred charges and are recorded as an adjustment to net loss when the original hedged transaction is recorded.

On January 1, 2001 the Company adopted FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging” (SFAS 133), and the corresponding amendments under FASB Statement No. 138 (SFAS 138). SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders equity (as a component of other comprehensive income) depending on whether the derivative is being used to hedge changes in fair value or cash flows. SFAS 138 amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation.

For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into other income when the hedged item affects other income. Changes in fair value of the derivative instruments used as economic instruments and ineffective portions of hedges are recognized in other income in the period incurred.

The adoption of SFAS 133 results in a cumulative decrease in deferred revenue of $5.8 million, and $9.6 million, a cumulative increase in accounts payable and accrued liabilities of $17.8 million and $4.6 million, a cumulative increase in deficit of $3.8 million and increase in deficit of $3.9 million, and a cumulative decrease in other comprehensive income of $8.2 million and increase in other comprehensive income of $8.9 million at September 30, 2002 and December 31, 2001 respectively. Additionally, as a result of applying SFAS 133, there would be a decrease in the net loss of $0.1 million and an increase in net loss of $9.1 million, for the nine months ended September 30, 2002 and the year ended December 31, 2001 respectively. On adoption of SFAS 133, the Company did not complete the required documentation and effectiveness assessments to achieve hedge accounting for the commodity derivatives hedging gold revenues and energy price risk. Although the contracts are considered to be effective economic hedges and they were accounted for as hedges for CDN GAAP purposes. For U.S. GAAP only, these derivatives are carried at fair value with the changes in fair value recorded as an adjustment to net loss. The SFAS requirements for foreign exchange forward contracts hedging and forecasted foreign currency exposures were completed on adoption of the standard and, as such, these contracts were accounted for as cash flow hedges from January 1, 2001. Realized and unrealized derivatives gains and losses included in OCI on transition and during 2001 were reclassified into mining revenue for cash-flow hedges of forecasted commodity sales and reclassified into foreign exchange (loss) gain for forecasted foreign currency revenues or expenses when the hedged forecasted revenue or expense is recorded. During the nine months ended September 30, 2002, $5.1 million of derivative losses were reclassified out of other comprehensive income (twelve months ended December 31, 2001, $11.6 million of comprehensive gains.) The Company estimates that $8.5 million of net derivatives losses included in other comprehensive income will be reclassified into earnings within the next twelve months. There was no ineffectiveness recorded during the year.

The effect of the transition adjustment as of January 1, 2001 was an increase in assets of $10.7 million, a decrease in deferred revenue of $10.1 million, an increase in other long-term liabilities of $0.3 million and an increase in other comprehensive income of $20.5 million.

Beginning January, 2002, the Company met the required documentation requirements under SFAS 133 relating to the prospective and retrospective effectiveness assessments for the commodity derivatives: thus, these derivatives were designated as cash flow hedges. The effective portions of changes in fair values of these derivatives are now recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in fair value of cash flow hedges are recognized in earnings.

(f)	Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using the deferral method in accordance with CDN GAAP. At the time of issue the funds received are recorded as share capital. Qualifying expenditures did not begin to be incurred until 2002. For U.S. GAAP, the premium paid in excess of the market value of $1.1 million is credited to other liabilities and included in income as the qualifying expenditures are made.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the Consolidated Balance sheet dates are considered to be restricted and are not considered to be cash or cash equivalent under U.S. GAAP.

As at September 30, 2002, unexpended flow-through funds were $2.0 million. (December 31, 2001: $4.6 million)

(g)	The terms “proven and probable reserves”, “exploration”, “development”, and “production” have the same meaning under both U.S. and Canadian GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both U.S. and Canadian GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both U.S. and Canadian GAAP.

(h)	Under Canadian GAAP, the unrealized translation gains and losses on the Company’s net investment in self-sustaining operations translated using the current rate method accumulate in a separate component of shareholders equity, described as cumulative translation adjustments on the consolidated balance sheet. Under U.S. GAAP, the unrealized foreign exchange gains and losses would not accumulate in a separate component of shareholders equity but rather as an adjustment to accumulated other comprehensive income.

(i)	Joint venture accounting

The investments in Omolon, CMM and E-Crete, are proportionately consolidated under Canadian GAAP. These investments are accounted for using the equity method under U.S. GAAP. The Company relies on an accommodation available under certain conditions, which permits the Company to omit the differences in classification that arise. Each of the joint ventures listed, except Omolon, qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement jointly controlled by all parties having an equity interest in the entity.

With respect to Omolon, the Company has concluded that it does not meet the criteria outlined for the accommodation. Therefore, the financial information of Omolon has been disclosed using the equity method for U.S. GAAP purposes. Under the equity method, an investment in common shares is generally shown in the balance sheet of an investor as a single amount as “Investment in investee company”. Likewise, an investor’s share of earnings or losses from its investment is ordinarily shown in its income statement as a single amount as “Share of loss of investee company”.

(j)	Restatement of U.S. GAAP reconciliation information

In preparing the U.S. GAAP reconciliation balance sheet as at December 31, 2001, the Company incorrectly interpreted the applicability of an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F. Pursuant to this incorrect interpretation, the Company did not reconcile its investment in Omolon, which is accounted for under the proportionate consolidation method pursuant to Canadian GAAP, to the equity method under U.S. GAAP. See note 10(i) above. The effect of this restatement was a decrease in total assets and total liabilities of $14.2 million as at December 31, 2001. The impact of the reclassification on specific line items on the balance sheet has been provided in more detail in the above table.

Notwithstanding the change in individual asset and liability amounts, there was no effect on the previously reported U.S. GAAP amounts for common shareholders’ equity.

The Company had not previously reported U.S. GAAP reconciliation information in its consolidated interim financial statement.

Stock-based compensation

For the purposes of this U.S. GAAP reconciliation, Kinross follows APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations, which results in a measurement of nil compensation expense at grant date of the stock options. Had compensation expense for the stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, “Accounting for Stock-based Compensation”, the Company’s net loss under U.S. GAAP would have been increased by approximately $0.1 million or $NIL per share in the nine months ended September 30, 2002 and $1.1 million or $NIL per share in the year ended December 31, 2001. The fair value of the options granted during 2001, 2000 and 1999 is estimated to be $1.1 million, $2.4 million and $3.0 million respectively. The value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999; dividend yield of 0%, expected volatility of 61%, 57% and 57%, respectively and an expected life of five years.

INDEPENDENT AUDITORS’ REPORT

To The Directors and Shareholders of

  KINROSS GOLD CORPORATION

      We have audited the consolidated balance sheets of Kinross Gold Corporation (the “Company”) as at December 31, 2001 and 2000 and the related consolidated statements of operations, common shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

      As described in Note 20(k) to the consolidated financial statements, the Company has restated certain of the U.S. GAAP reconciliation information to disclose the effect of using the equity method of accounting for its investment in Omolon Gold Mining Company as required under U.S. GAAP as opposed to using proportionate consolidation as required under Canadian GAAP. Our previous audit report dated February 13, 2002, addressed to the Shareholders reporting under Canadian generally accepted auditing standards and our report dated March 7, 2002, addressed to the Directors reporting under Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America have been withdrawn.

(Signed) Deloitte & Touche LLP

Chartered Accountants

Toronto, Canada

March 7, 2002, except as to notes 20 and 22 which are as of October 28, 2002

KINROSS GOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

As at December 31,

CONSOLIDATED BALANCE SHEETS

(expressed in millions of U.S. dollars)

	2001	2000

ASSETS
Current assets
Cash and cash equivalents	$81.0	$77.8
Restricted cash	—	2.9
Accounts receivable (Note 3)	13.8	20.3
Inventories (Note 4)	42.4	54.6
Marketable securities (quoted market value: 2001 — $1.8; 2000 — $0.7)	1.5	0.7

	138.7	156.3
Property, plant and equipment (Note 5)	415.0	505.6
Long-term investments (Note 6)	12.9	14.4
Deferred charges and other assets	11.0	23.7

	$577.6	$700.0

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$31.0	$40.8
Current portion of long-term debt (Note 9)	33.1	31.5
Current portion of site restoration cost accruals (Note 10)	12.6	9.3

	76.7	81.6
Long-term debt (Note 9)	31.0	79.8
Site restoration cost accruals (Note 10)	43.0	47.9
Future income and mining taxes (Note 16)	3.3	3.5
Deferred revenue (Note 8 (a))	9.6	10.1
Other long-term liabilities	6.0	10.1
Debt component of convertible debentures (Note 11)	28.1	33.4
Redeemable retractable preferred shares (Note 12)	3.1	3.1

	200.8	269.5

Convertible preferred shares of subsidiary company (Note 13)	48.0	91.8

Common shareholders’ equity
Common share capital (Note 14)	945.7	913.2
Contributed surplus	12.9	12.9
Equity component of convertible debentures (Note 11)	124.8	117.0
Deficit	(726.0)	(681.4)
Cumulative translation adjustments	(28.6)	(23.0)

	328.8	338.7

	$577.6	$700.0

Commitments and contingencies (Note 21)

Signed on behalf of the Board:

(signed) John A. Brough Director	(signed) John M.H. Huxley Director

KINROSS GOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31,

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in millions of U.S. dollars except per share amounts)

	2001	2000	1999

Revenue
Mining revenue	$270.1	$271.0	$304.0
Interest and other income	9.3	14.2	15.5
Mark to market gain (loss) on call options	3.5	4.1	(2.5)

	282.9	289.3	317.0

Expenses
Operating	180.7	189.6	209.4
General and administrative	10.1	10.4	11.2
Exploration	7.9	11.4	11.1
Depreciation, depletion and amortization	85.8	93.2	110.9
Gain on sale of assets	(1.2)	(4.1)	(0.1)
Foreign exchange loss (gain)	1.1	(0.5)	(0.2)
Interest expense on long-term liabilities	9.1	14.3	15.8
Write-down of marketable securities and long-term investments	—	13.1	4.6
Write-down of property, plant and equipment (Note 15)	16.1	72.1	184.9

	309.6	399.5	547.6

	(26.7)	(110.2)	(230.6)
Share in loss of investee companies	(2.2)	(8.1)	(0.3)

Loss before taxes and dividends on convertible preferred shares of subsidiary company	(28.9)	(118.3)	(230.9)
Provision for income and mining taxes (Note 16)	(2.9)	(0.9)	(2.9)

Loss for the year before dividends on convertible preferred shares of subsidiary company	(31.8)	(119.2)	(233.8)
Dividends on convertible preferred shares of subsidiary company (Note 13)	(5.1)	(6.9)	(6.9)

Net loss for the year	(36.9)	(126.1)	(240.7)
Increase in equity component of convertible debentures (Note 11)	(7.7)	(7.2)	(6.5)

Net loss for the year attributable to common shareholders	$(44.6)	$(133.3)	$(247.2)

Loss per share
Basic and diluted	$(0.14)	$(0.45)	$(0.83)
Weighted average number of common shares outstanding (millions)	313.4	298.1	299.2

KINROSS GOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31,

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in millions of U.S. dollars)

	2001	2000	1999

Net inflow (outflow) of cash related to the following activities:
Operating:
Loss for the year before dividends on convertible preferred shares of subsidiary company	$(31.8)	$(119.2)	$(233.8)
Items not affecting cash:
Depreciation, depletion and amortization	85.8	93.2	110.9
Write-down of property, plant and equipment	14.6	72.1	184.9
Write-down of marketable securities and long-term investments	—	13.1	4.6
Gain on sale of assets	(1.2)	(4.1)	(0.1)
Future income and mining taxes	—	(3.5)	—
Deferred revenue realized	(17.7)	(13.5)	(6.9)
Site restoration cost accruals	1.9	2.6	3.1
Share in loss of investee companies	2.2	9.4	0.3

	53.8	50.1	63.0
Proceeds on restructuring of gold forward sales contracts	21.6	4.7	—
Site restoration cash expenditures	(7.1)	(9.6)	(6.3)
Changes in non-cash working capital items
Accounts receivable	5.1	5.7	10.1
Inventories	9.6	0.6	3.3
Marketable securities	—	4.8	(3.2)
Accounts payable and accrued liabilities	(8.0)	(8.3)	0.4
Effect of exchange rate changes on cash	(0.5)	(0.2)	2.2

Cash flow provided from operating activities	74.5	47.8	69.5

Financing:
Issuance of common shares	5.4	3.2	2.0
Repurchase of common shares	—	(5.3)	(7.5)
Reduction of debt component of convertible debentures	(5.4)	(4.9)	(4.4)
Repayment of debt	(46.5)	(26.4)	(14.7)
Dividends on convertible preferred shares of subsidiary company	—	(3.4)	(6.9)

Cash flow used in financing activities	(46.5)	(36.8)	(31.5)

Investing:
Additions to property, plant and equipment	(30.4)	(41.6)	(44.0)
Business acquisitions, net of cash acquired	(1.2)	—	(35.0)
Long-term investments and other assets	2.1	(7.4)	(0.8)
Proceeds from the sale of property, plant and equipment	1.8	4.8	2.3
Decrease (increase) in restricted cash	2.9	(2.9)	—

Cash flow used in investing activities	(24.8)	(47.1)	(77.5)

Increase (decrease) in cash and cash equivalents	3.2	(36.1)	(39.5)
Cash and cash equivalents, beginning of year	77.8	113.9	153.4

Cash and cash equivalents, end of year	$81.0	$77.8	$113.9

Cash and cash equivalents consist of the following:
Cash on hand and balances with banks	$12.9	$20.0	$27.0
Short-term investments	68.1	57.8	86.9

	$81.0	$77.8	$113.9

Supplementary disclosure of cash flow information:
Cash paid for: Interest	$13.1	$18.8	$12.3
Income taxes	$3.9	$2.3	$3.0

KINROSS GOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31,

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS’ EQUITY

(expressed in millions of U.S. dollars)

			Equity
	Common		component of		Cumulative
	share	Contributed	convertible		translation
	capital	surplus	debentures	Deficit	adjustments	Total

Balance, December 31, 1998	$904.2	$3.6	$103.1	$(296.4)	$(27.9)	$686.6
Issuance of common shares, net	16.1	4.3	—	—	—	20.4
Increase in equity component of convertible debentures	—	—	6.6	(6.5)	—	0.1
Net loss for the year	—	—	—	(240.7)	—	(240.7)
Cumulative translation adjustments	—	—	—	—	9.2	9.2

Balance, December 31, 1999	920.3	7.9	109.7	(543.6)	(18.7)	475.6
Adjustment for post-retirement benefits (Note 1)	—	—	—	(4.5)	—	(4.5)

Balance, January 1, 2000	920.3	7.9	109.7	(548.1)	(18.7)	471.1
Issuance (repurchase) of common shares, net	(7.1)	5.0	—	—	—	(2.1)
Increase in equity component of convertible debentures	—	—	7.3	(7.2)	—	0.1
Net loss for the year	—	—	—	(126.1)	—	(126.1)
Cumulative translation adjustments	—	—	—	—	(4.3)	(4.3)

Balance, December 31, 2000	913.2	12.9	117.0	(681.4)	(23.0)	338.7
Issuance of common shares, net	32.5	—	—	—	—	32.5
Increase in equity component of convertible debentures	—	—	7.8	(7.7)	—	0.1
Net loss for the year	—	—	—	(36.9)	—	(36.9)
Cumulative translation adjustments	—	—	—	—	(5.6)	(5.6)

Balance, December 31, 2001	$945.7	$12.9	$124.8	$(726.0)	$(28.6)	$328.8

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All tabular dollar amounts are in millions of U.S. dollars except per share data)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Kinross Gold Corporation (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles which differ in certain material respects from those generally accepted in the United States, as described in Note 20. Note 20 to the consolidated financial statements of the Company has been restated to disclose the effect of accounting for the investment in the Russian joint venture under the equity method as required under U.S. GAAP as opposed to the proportionate consolidation method used under Canadian GAAP. The following is a summary of the accounting policies significant to the Company. The U.S. dollar is the reporting currency of the Company’s business; accordingly, these consolidated financial statements are expressed in U.S. dollars.

Nature of operations

The Company is engaged in the mining and processing of gold and silver ore and the exploration for, and acquisition of, gold-bearing properties, principally in the Americas, Russia, Australia and Africa. The Company’s products are gold and silver produced in the form of doré which is shipped to refineries for final processing.

Basis of presentation

The consolidated financial statements include the accounts of the Company and the more-than-50%-owned subsidiaries that it controls. The Company also includes its proportionate share of assets, liabilities, revenues and expenses of jointly controlled companies and joint ventures in which it has an interest. Effective December 31, 2001, the Company discontinued the consolidation of it’s wholly-owned subsidiary company in Zimbabwe, which operates the Blanket mine. Extreme inflationary pressures within Zimbabwe, civil unrest and currency export restrictions have prevented the Company from exercising control over the Zimbabwean subsidiary. Kinross will continue to account for its investment in the Blanket mine on the cost basis (written down value) and revenue will be recorded only upon receipt of dividends or other cash payments and will be classified as other income (see Note 15).

Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are accounted for in the period of change if the change affects the financial results of that period only or in the period of change and applicable future periods, if the change affects the financial results of both current and future periods. Actual results could differ from these estimates.

Translation of foreign currencies

Domestic and foreign operations

The Company reports its financial statements in U.S. dollars, while the currency of measurement for the Company’s operations varies depending upon location.

The currency of measurement for the Company’s operations domiciled in Canada is the Canadian dollar. Canadian dollar amounts are translated to U.S. dollars for reporting purposes using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at average rates for the year. With the exception of Australia, the Company’s non-Canadian subsidiaries and joint venture interests are self-sustaining operations whose economic activities are largely independent of those of the Company. The currency of measurement for the Company’s self-sustaining operations in the United States and Chile is the U.S. dollar. Although the operations in Zimbabwe and Russia are self-sustaining, the temporal method is used to translate local currency amounts into U.S. dollars due to the highly inflationary economies in those countries. As mentioned above, the operations in Zimbabwe are no longer consolidated as of December 31, 2001. The temporal method is also used to translate the Company’s operation in Australia which is considered to be an integrated foreign operation. Under the temporal method, all non-monetary items are translated at historical rates. Monetary assets and liabilities are translated at actual exchange rates in effect at the balance sheet date, revenues and expenses are translated at average rates for the year and gains and losses on translation are included in income.

The unrealized translation gains and losses on the Company’s net investment in self-sustaining operations translated using the current rate method accumulate in a separate component of shareholders’ equity, described in the consolidated balance sheet as cumulative translation adjustments. Such exchange gains and losses may become realized in the event of a disposition of the net investment in a self-sustaining operation, in which event an appropriate portion of the cumulative translation adjustment is recognized in income.

Foreign currency transactions

Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in income except for the unrealized gains or losses on long-term debt (including the debt component of the convertible debentures) which are deferred and amortized over the term of the debt (See Note 11).

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. The Company invests cash in term deposits maintained in high credit quality financial institutions.

Marketable securities

Marketable securities are carried at the lower of cost and quoted market value.

Inventories

Gold bullion and gold in process are valued at the lower of production cost and net realizable value. Mine operating parts and supplies are valued at the lower of cost and replacement cost.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Mine development costs are capitalized on properties after proven and probable reserves have been identified. Mine development costs for underground mines consist of shafts, ramps and primary level development and the associated infrastructure. Mine development costs for open pit mines primarily consist of costs to remove overburden to initially expose the ore body and the costs of haulage roads from the open pit to the processing plant. The cost of waste rock removal after the commencement of commercial production is expensed as incurred. Prior to identifying proven and probable reserves, exploration and development costs are expensed as incurred. Significant payments related to the acquisition of land and mineral rights are capitalized. The time it takes for management to make a decision to develop a property or dispose of it ranges from a few months to years, depending upon the particular circumstances of each property. Once commercial production is reached, the deferred costs of the project are amortized over their economic lives, on the basis described below. Commercial production occurs when the asset or property is substantially complete and ready for its intended use. If no proven and probable reserves are discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value. The Company expenses start-up activities, including pre-production losses and organizational costs, as incurred.

In underground mines where ore bearing structures are open at depth or are open laterally, which is currently the case at the Hoyle Pond mine (see Note 5), the straight-line method of amortization is applied over the estimated life of the mine which is currently 10 years.

Open pit mines, which consist of the Kubaka, Fort Knox and Refugio mines, are amortized on a unit of production method using proven and probable reserves only. After commercial production is achieved, stripping costs are expensed as incurred.

Plant and equipment that have useful lives shorter than the mine life are depreciated on a straight-line or declining balance basis over their estimated useful lives. (As at December 31, 2001, the maximum useful life was five years)

Mineral exploration

Mineral exploration expenditures are charged to income as incurred.

Property evaluations

Annually, or more frequently as circumstances require, the Company reviews and evaluates the recoverability of property, plant and equipment. The computation of reserve and mineral resource estimates is performed at least annually during the fourth quarter of the year. The evaluation of proven and probable reserve estimates may provide evidence that the carrying value of a mine is impaired. Based on the revised reserve and mineral resource calculations, estimated future net cash flows, on an undiscounted basis, from each property with the exception of acquired exploration properties, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves. The inclusion of mineral resources is based on various circumstances, including but not limited to, the existence and nature of known mineralization, location of the property, results of recent drilling; and analysis to demonstrate the ore is commercially recoverable.), estimated future gold price realization (considering historical and current prices, price trends and related factors); and operating, capital and site restoration costs. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to income, are recorded to the extent that the estimated future net cash flows are less than the carrying value.

Estimates of future cash flows are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of property, plant and equipment.

Long-term investments

Long-term investments in shares of investee companies, over which the Company has the ability to exercise significant influence, are accounted for using the equity method. The cost method is used for entities in which the Company owns less than 20% or cannot exercise significant influence. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is other than temporary, the investment is written down accordingly.

Financial instruments

The Company enters into derivative financial instrument contracts to manage certain market risks which result from the underlying nature of its business. The Company uses spot deferred contracts and fixed forward contracts to hedge exposure to commodity price risk for gold and silver; foreign exchange forward contracts to hedge exposure to fluctuations in foreign currency denominated revenues; and interest rate swaps to hedge exposure to changes in interest rates. The Company uses written gold call options to economically hedge exposure to commodity price risk for gold. Non-option derivative financial instruments are accounted for using the accrual method as management views the contracts as effective hedges and has designated the contracts as hedges of specific exposures. Hedge effectiveness is assessed based on the degree to which the cash flows on the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged.

Realized gains or losses on derivative contracts that qualify for hedge accounting are deferred and recorded in income when the underlying hedged transaction is recognized. The premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in income. Gains or losses (realized or unrealized) for derivative contracts which no longer qualify as hedges for accounting purposes or which relate to a hedged transaction that has been sold or terminated are recorded in income.

Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production.

Pension, post-retirement and post-employment benefits

Pension expense, based on management assumptions, consists of the actuarially computed costs of pension benefits in respect of the current year’s service; imputed interest on plan assets and pension obligations; and straight-line amortization of experience gains and losses; assumption changes and plan amendments over the expected average remaining service life of the employee group.

In fiscal 2000, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) recommendation for costs of post-retirement and post-employment benefits other than pensions. The expected costs of post-retirement and post-employment benefits, other than pensions, to active employees are accrued for in the financial statements during the years employees provide service to the Company. As a result at January 1, 2000, a liability for post-retirement and post-employment benefits other than pension of $4.5 million was recorded and the deficit was correspondingly increased by $4.5 million.

Stock option plan

The stock option plan is described in Note 14. No compensation expense is recognized under this plan when shares or share options are issued to employees. Shares issued under this plan are recorded at the issue price. Any consideration paid by employees on exercise of stock options or purchases of stock is credited to common share capital.

Revenue recognition

The Company changed its accounting policy for revenue recognition effective January 1, 2001 such that revenue is recognized upon shipment to third-party gold refineries, the sales price is fixed and title has passed to the customer. Previously, revenue was recognized when the production process was completed or when gold was poured in doré form at the mine. The Company retroactively adopted this new accounting policy and the prior periods have not been restated, as the net adjustment would not have a material impact on the reported amounts.

Site restoration costs

Estimated costs of site restoration are accrued and expensed over the estimated life of the mine on a unit-of-production basis using proven and probable reserves. Ongoing environmental protection expenditures are expensed as incurred. Estimates of the ultimate site restoration costs are based on current laws and regulations and expected costs to be incurred (calculated on a non-discounted basis), all of which are subject to possible changes thereby impacting current determinations.

Income and mining taxes

The provisions for income and mining taxes are based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired and liabilities assumed exist, the Company recognizes the future income tax assets and liabilities for the tax effects of such differences.

Future withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and associates to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

Per share information

Basic loss per common share has been calculated using the weighted average number of common shares outstanding during the year and reflects an adjustment for the increase in the equity component of the convertible debentures. For the years ended December 31, 2001, 2000, and 1999, conversion or exercise of the convertible debentures, convertible preferred shares of subsidiary company, redeemable retractable preferred shares, stock options and common share purchase warrants would have no dilutive effect.

New pronouncement

Effective January 1, 2001, the Company adopted retroactively the new CICA recommendations for calculating earnings per share. Under the new rules, the treasury stock method is used in assessing the dilutive effect of stock options on the diluted earnings per share. The adoption of the new rules had no effect on the reported amounts.

2000 and 1999 figures

Certain of the 2000 and 1999 figures have been reclassified to conform to the 2001 presentation.

2.  BUSINESS AND PROPERTY ACQUISITIONS

2001

During 2001, the Company acquired a further 12.4% interest in E-Crete, LLC (“E-Crete”) from its partner by funding its partner’s share of cash calls, thereby increasing its ownership interest to 85.9%.

On December 7, 2001, the Company completed the acquisition of a 100% interest in the George/ Goose Lake gold project in the Nunavut Territories by issuing 4,000,000 common shares of the Company valued at $3.8 million.

The following is a summary of the 2001 acquisitions both of which were accounted for using the purchase method.

		George/
	E-Crete	Goose Lake	Total

Fair value ascribed to net assets acquired:
Property, plant and equipment	$1.7	$3.8	$5.5
Less liabilities assumed	0.5	—	0.5

	$1.2	$3.8	$5.0

Purchase price:
Cash	$1.2	$—	$1.2
Common shares	—	3.8	3.8

	$1.2	$3.8	$5.0

2000

There were no business acquisitions during the year 2000.

1999

On February 26, 1999, the Company acquired 100% of La Teko Resources Ltd. (“La Teko”). The purchase price of $26.4 million was satisfied by the issuance from treasury of 10.5 million common shares of the Company and the payment of transaction costs of $0.5 million. The assets of La Teko included a 35% ownership interest in the True North property and on 100% ownership interest in the Ryan Lode property.

On March 1, 1999, the Company acquired 100% of Kershaw Gold Company, Inc. (“Kershaw”) for $2.0 million, thereby increasing its ownership interest in the Haile Mining Venture from 62.5% to 100%.

On June 28, 1999, the Company acquired an additional 65% interest in the True North property in Alaska for cash of $28.1 million, thereby increasing its interest in the True North property to 100%.

On December 24, 1999, the Company acquired the Timmins assets of Royal Oak Mines Inc. (“Pamour”) for cash of $4.7 million and assumed certain environmental reclamation liabilities on the historic producing areas.

On December 31, 1999, the Company acquired a further 1.7% of Omolon Gold Mining Company (“Omolon”) (in addition to the 53% interest acquired in 1998) for cash of $0.3 million.

The following is a summary of the 1999 acquisitions all of which were accounted for using the purchase method.

					Additional
					1.7%
					interest in
	La Teko	Kershaw	True North	Pamour	Omolon	Total

Fair value ascribed to net assets acquired:
Property, plant and equipment	$26.3	$2.0	$28.1	$8.0	$1.3	$65.7
Other assets (including cash of $0.6 million)	0.1	—	—	—	1.1	1.2

Total assets	26.4	2.0	28.1	8.0	2.4	66.9
Less liabilities assumed	—	—	—	3.3	2.1	5.4

	$26.4	$2.0	$28.1	$4.7	$0.3	$61.5

Purchase price
Cash	$0.5	$2.0	$28.1	$4.7	$0.3	$35.6
Common shares	25.9	—	—	—	—	25.9

	$26.4	$2.0	$28.1	$4.7	$0.3	$61.5

3.  ACCOUNTS RECEIVABLE

Accounts receivable are comprised of the following:

	2001	2000

Taxes, interest and miscellaneous	$8.3	$15.7
Due from joint venture partners	5.5	4.6

	$13.8	$20.3

4.  INVENTORIES

Inventories are comprised of the following:

	2001	2000

Gold bullion and gold in process	$15.1	$17.2
Mine operating parts and supplies	27.3	37.4

	$42.4	$54.6

5.  PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

	2001			2000

		Accumulated			Accumulated
		depreciation,			depreciation,
	Cost,	depletion	Net	Cost,	depletion	Net
	net of	and	book	net of	and	book
	write-down	amortization	value	write-down	amortization	value

Producing properties
Mineral properties	$0.3	$—	$0.3	$8.3	$—	$8.3
Plant and equipment (amortized on a straight-line basis)	165.5	77.4	88.1	187.9	86.5	101.4
Plant and equipment (amortized on unit-of-production basis)	615.2	305.8	309.4	684.4	301.9	382.5
Development properties	8.1	—	8.1	8.1	—	8.1
Exploration properties	9.1	—	9.1	5.3	—	5.3

	$798.2	$383.2	$415.0	$894.0	$388.4	$505.6

The development properties above represent the Company’s investment in the Pamour mine. While the Pamour mine has final feasibility studies, it is subject to permitting from Canadian authorities. The necessary permits required to commence mining of the mineral reserves contained in the existing Pamour pit, north of Highway 101, referred to as the phase one mine plan, have been maintained in good standing and require only administrative reactivation. However, Kinross will require additional permit approvals to mine south of Highway 101, which is outside of the phase one mine plan. The Pamour Mine is located in an active historical mining district. There is a clearly defined regulatory process under Canadian and Ontario law that governs the issuance of permits. There are no known technical, environmental, cultural or socio-economic impediments that would prevent the issuance of permits. The permit process has been initiated and environmental baseline studies are underway. A permitting schedule has been developed by the “operator” of the Porcupine Joint Venture, Placer Dome Canada, after consultations with the relevant government authorities that indicates construction is anticipated to proceed on December 20, 2004. Kinross believes there is a high level of assurance that the project will receive all required approvals for development.

During the year ended December 31, 2001, the Company disposed of certain mining assets with a cost base of $66.3 million and accumulated depreciation, depletion and amortization of $60.9 million and ceased to consolidate the Zimbabwe operations. During the year ended December 31, 2000, the Company disposed of certain mining assets with a cost base of $50.5 million and accumulated depreciation, depletion and amortization of $39.8 million.

2001

The assets disposed of in 2001 were comprised primarily of the Macassa mine and mill complex and the Candelaria property. The Macassa mine located in Kirkland Lake, Ontario and the Candelaria property located near Hawthorne, Nevada had been previously written down to their net realizable value. The gain on sale of these assets of $1.2 million is included in gain on sale of assets in the consolidated statement of operations. Since the assets were non-producing at the time of disposal, there are no amounts included in the results of operations for 2001.

2000

The assets disposed of in 2000 were comprised primarily of the Denton-Rawhide mine and other surplus tangible equipment. The Denton-Rawhide mine located near Falon, Nevada was in production when sold. The gain on sale of these assets of $2.5 million is included in gain on sale of assets in the consolidated statement of operations. During 2000, prior to disposal on March 31, 2000, the Denton-Rawhide mine contributed $4.4 million of mining revenue, $0.6 million of interest income, $4.1 million of operating costs and depreciation and amortization of $1.0 million for a net loss of $0.1 million.

1999

There was no asset disposals in 1999.

In addition, the difference in value arising from the repurchase of the Convertible Preferred Shares of Subsidiary Company of $25.7 million reduced the cost of property plant and equipment (see Note 14).

6.  LONG-TERM INVESTMENTS

The quoted market value of the Company’s interest in long-term investments is $17.5 million as at December 31, 2001 (December 31, 2000 — $14.8 million). The book value of the long-term investments is comprised of the following as at December 31.

	2001	2000

Cost Basis	$9.6	$8.8
Equity Basis	3.3	5.6

	$12.9	$14.4

7.  JOINT VENTURE INTERESTS

The Company conducts a portion of its business through joint ventures under which the ventures are bound by contractual arrangements establishing joint control over the joint ventures. The Company records its proportionate share of assets, liabilities, revenue and operating expenses of the joint ventures. As at December 31, 2001, the Company had interests in four joint venture projects.

(a) Kamgold Joint Stock Company

The Company owns a 25% interest in, and the right to operate, Kamgold, a Russian joint stock company and is responsible for negotiating project financing. Since inception, the Company, had capitalized $6.4 million of acquisition costs and development expenditures. In light of depressed metal process and unsuccessful attempts to advance the project these costs were written off during 2000.

(b) Omolon Gold Mining Company

The Company owns a 54.7% interest in Omolon, a Russian joint stock company, which operates the Kubaka mine located in eastern Russia. A 50% interest was acquired as a result of the Kinam Gold Inc. (“Kinam”) acquisition, and additional interests of 3.0% and 1.7% were acquired in December 1998 and 1999, respectively (see Note 2).

The Board of Directors of Omolon approves annual budgets, approves dividends, and approves major transactions prior to execution by management. The Company has four of seven director votes. The remaining three directors represent the Russian shareholders. The Russian shareholders nominate the Chairman of the Board, who exercises control over Board agenda items. All major transactions require a 75% majority of votes cast at any directors meeting. The shareholders are entitled to their pro-rata share of profits in the form of dividends and are obliged to make their pro-rata share of contributions if required.

(c) Compania Minera Maricunga

The Company owns a 50% interest in Compania Minera Maricunga (“CMM”), a Chilean contractual mining company, which was acquired as a result of the Kinam acquisition. CMM owns the Refugio mine located in Central Chile. On June 1, 1999, the Company was appointed Operator of the Refugio mine and continues in that capacity. The Company provides services to CMM in the planning and conduct of exploration, development and mining, and related operations with respect to the Refugio Project Properties and the Refugio mine. The investment in CMM was written-off during 2000 (see Note 15).

The Board of Directors of CMM approves annual budgets, approves distributions and approves major transactions prior to execution by management. The Company has 50 votes of 100 on all matters to be decided by the Board of Directors. In addition, suspension and recommencement of operations require unanimous consent of the Directors. The shareholders are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

(d) E-Crete, LLC

The Company owns an 85.9% interest in E-Crete, an Arizona limited liability company. A 73.5% interest was acquired in 2000 by contributing assets and cash to the newly formed LLC. An additional 12.4% was acquired during 2001 by funding certain cash calls owed by the partner to the LLC. Project financing debt of $3.9 million has been guaranteed by the Company.

The Board of Directors of E-Crete approves annual budgets, approves distributions and approves major transactions prior to execution by management. The Board of Directors vote on all matters in accordance with their ownership interest. The production facility was designed and built by the partner to the LLC and the partner provides the exclusive rights for the marketing and processing of the product. The shareholders are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

The following table summarizes information contained in the consolidated financial statements relative to these joint venture interests:

	2001	2000	1999

Revenue	$87.4	$98.9	$115.6

Operating costs	57.9	66.4	80.8
Depreciation, depletion and amortization	21.6	30.9	35.8
Exploration	2.1	2.4	1.8
Interest	3.6	6.0	7.0
Write-down of property, plant and equipment	—	42.6	16.9

	85.2	148.3	142.3

Income (loss) before taxes	$2.2	$(49.4)	$(26.7)

Current assets	$30.2	$56.6	$65.3
Property, plant and equipment	39.4	53.2	116.0

	69.6	109.8	181.3
Current liabilities	20.3	40.0	39.7
Long-term liabilities	13.1	33.2	53.3

Net investment in joint ventures	$36.2	$36.6	$88.3

Cash flow provided from operating activities	$35.8	$24.1	$25.1

Cash flow used in investing activities	$(0.6)	$(7.8)	$(10.4)

Cash flow used in financing activities	$(21.9)	$(20.2)	$(9.6)

The following tables present financial information for the Company’s ownership interest for each material entity Kinross proportionately consolidates:

	2001	2000	1999

Omolon Gold Mining Company
Revenue	$67.8	$67.7	$71.0

Operating costs	37.9	34.8	37.2
Depreciation, depletion and amortization	20.5	26.0	26.2
Exploration	2.1	2.3	1.8
Interest	2.9	4.8	6.3
Writedown of property, plant and equipment	—	—	5.7

	63.4	67.9	77.2

Income (loss) before taxes	$4.4	$(0.2)	$(6.2)

Current assets	$23.8	$47.0	$46.3
Property, plant and equipment	31.2	45.6	69.6

	55.0	92.6	115.9

Current liabilities	18.1	34.7	31.0
Long-term liabilities	4.5	24.7	47.9

	22.6	59.4	78.9

Net investment in joint venture	$32.4	$33.2	$37.0

Cash flow provided from operating activities	$37.7	$23.3	$24.9

Cash flow used in investing activities	$(0.4)	$(0.1)	$(1.1)

Cash flow used in financing activities	$(21.5)	$(21.0)	$(13.1)

	2001	2000	1999

Compania Minera Maricunga
Revenue	$19.5	$26.7	$27.0

Operating costs	17.4	26.4	28.0
Depreciation, depletion and amortization	—	3.9	4.8
Exploration	—	—	—
Interest	0.3	0.6	0.7
Writedown of property, plant and equipment	—	36.1	11.2

	17.7	67.0	44.7

Income (loss) before taxes	$1.8	$(40.3)	$(17.7)

Current assets	$6.2	$9.4	$10.5
Property, plant and equipment	—	—	33.2

	6.2	9.4	43.7

Current liabilities	1.7	4.8	7.8
Long-term liabilities	5.2	6.0	3.2

	6.9	10.8	11.0

Net investment in joint venture	$(0.7)	$(1.4)	$32.7

Cash flow provided from (used in) operating activities	$2.2	$(0.8)	$(0.9)

Cash flow used in investing activities	$—	$(3.3)	$(8.0)

Cash flow provided from (used in) financing activities	$(0.4)	$(2.0)	$3.5

E-Crete
Revenue	$0.1	$—	$—

Operating costs	2.5	1.3	—
Depreciation, depletion and amortization	1.1	—	—
Exploration	—	—	—
Interest	0.3	—	—
Writedown of property, plant and equipment	—	—	—

	3.9	1.3	—

Income (loss) before taxes	$(3.8)	$(1.3)	$—

Current assets	$0.2	$0.2	$—
Property, plant and equipment	8.2	7.6	—

	8.4	7.8	—

Current liabilities	0.5	0.5	—
Long-term liabilities	3.4	2.5	—

	3.9	3.0	—

Net investment in joint venture	$4.5	$4.8	$—

Cash flow provided from operating activities	$(4.1)	$(0.3)	$—

Cash flow used in investing activities	$(0.2)	$(4.3)	$—

Cash flow provided from financing activities	$—	$2.8	$—

8.  FINANCIAL INSTRUMENTS

The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policies approved by the Company’s Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

(a) Commodity risk management

The profitability of the Company is directly related to the market price of gold and silver. The Company uses spot deferred contracts and fixed forward contracts to hedge against changes in commodity prices for a portion of its forecasted gold and silver production. Spot deferred contracts are forward sale contracts with flexible delivery dates that enable management to choose to deliver into the contract on a specific date or defer delivery until a future date. If delivery is postponed, a new contract price is established based on the old contract price plus a premium (referred to as “contango”). The Company uses written call options to economically hedge exposure to changes in spot gold prices.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2001 are as follows:

	Spot Deferred		Call	Average
	Ounces Hedged	Average	Options	Strike
Expected Year of Delivery	’000 oz.	Price	Sold ’000 oz.	Price

2002	113	$271	50	$340
2003	100	$270	100	$320
2004	100	$270	50	$340

Total	313		200

There were no silver commodity derivative contracts outstanding as at December 31, 2001. As at December 31, 2000, the Company had spot deferred contracts for 550,000 ounces of gold and call options sold for 450,000 ounces of gold.

In August 2000, the Company closed out 150,000 ounces of gold forward sales contracts that were designated as hedges for 2001 and realized a gain of $4.7 million. This gain was deferred and will be included in income over the original delivery schedule of the various contracts.

In February of 2001, the Company closed out 500,000 ounces of spot deferred contracts that were designated as hedges for 2001 to 2004 and realized proceeds of $21.1 million. This gain has been deferred and will be included in income over the original delivery schedule of the various contracts.

(b) Foreign currency risk management

All sales revenues for the Company are denominated in U.S. dollars. The Company is exposed to currency fluctuations on expenditures which are denominated in Canadian dollars, Zimbabwe dollars, Russian rubles, Chilean pesos and other currencies. These potential currency fluctuations could have a significant impact on the cost of producing gold and the profitability of the Company. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future revenue flows.

As at December 31, 2001, the Company has foreign currency forward contracts to sell U.S. dollars and buy Canadian dollars of $24 million (2000 — $54 million) at an average exchange rate of CDN $1.4934 per U.S. dollar. These contracts mature over a 24 month period ending December 2003.

(c) Interest rate risk management

The Company is exposed to interest rate risk as a result of its issuance of variable rate debt. There are no interest rate hedging transactions outstanding as at December 31, 2001.

(d) Energy price risk

The Company is exposed to changes in crude oil prices as a result of diesel fuel consumption at its operating mines, primarily Fort Knox and Kubaka. The potential fluctuations in crude oil prices could have a significant impact on the cost of producing gold and the profitability of the Company. This risk is reduced, from time to time, through the use of crude oil forward purchase contracts to lock in firmly committed future operating costs.

As at December 31, 2001, the Company had agreements to buy 28,500 barrels of crude oil forward at a price of $20.83 per barrel. The fair value of these crude oil forward contracts approximates their carrying value at December 31, 2001.

(e) Credit risk management

Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating. At December 31, 2001, the Company’s gross credit exposure was $13.8 million (December 31, 2000 — $31.1 million).

(f) Fair values of financial instruments

Carrying values for primary financial instruments, including cash and cash equivalents, bullion settlements and other accounts receivable, marketable securities, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt (other than convertible debentures and redeemable retractable preferred shares) approximates fair value primarily due to the floating rate nature of the debt instruments.

The fair value of the outstanding convertible debentures is based on the quoted market price of the debentures at the respective balance sheet dates and, as at December 31, 2001 and 2000, was approximately $71.8 million (CDN $114.3 million) and $57.3 million (CDN $85.9 million), respectively. Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at December 31. The following table represents the fair value (loss) gain relating to derivative contracts outstanding as at December 31:

	2001	2000

Gold and silver forward sales contracts(1)	$(3.6)	$10.7
Foreign currency contracts(2)	(1.5)	(0.3)

(1)	Based on a spot gold price of $277 and $273 as at December 31, 2001 and 2000, respectively.

(2)	Based on a Canadian Dollar exchange rate of 1.5926 and 1.5002 at December 31, 2001, and 2000, respectively.

The fair value of written call options is now recorded in the financial statements at each measurement date.

9.  LONG-TERM DEBT

				Principal repayment
				schedule
				as at December 31, 2001

	Interest rates	2000	2001	2002	2003	2004

Kubaka project-financing debt	Variable	$20.0	$4.2	$4.2	$—	$—
Kubaka subordinated debt	Variable	5.7	—	—	—	—
Fort Knox industrial revenue bonds	Variable	71.0	49.0	23.0	26.0	—
E-Crete project financing debt	Variable	2.8	3.3	—	3.3	—
Capital leases	8.0%-9.5%	11.8	7.6	5.9	0.8	0.9

		111.3	64.1	$33.1	$30.1	$0.9

Less current portion		31.5	33.1

		$79.8	$31.0

All long-term debt is denominated in US dollars.

The European Bank for Reconstruction and Development (“EBRD”) and the U.S. Overseas Private Investment Corporation (“OPIC”) provided project-financing debt on the Kubaka mine. As at December 31, 1999, this debt was $67.5 million. In 2000, Omolon repaid $30.9 million and in 2001 repaid $28.9 million leaving $7.75 million outstanding to EBRD as at December 31, 2001 (December 31, 2000 — $36.6 million). The Company’s 54.7% proportionate share of these obligations is $4.2 million as at December 31, 2001 (December 31, 2000 — $20.0 million). Interest on the project-financing debt is variable based upon LIBOR and as at December 31, 2001 is approximately 6.2% per annum (December 31, 2000 — 11.8%). The project-financing debt has become recourse solely to Omolon after completion tests were passed in late 1999. The project financing debt was originally scheduled to be repaid by December 15, 2001. However, the project financing debt loan has been extended until December 15, 2002, and EBRD has the right to extend the project financing debt an additional 12 months to December 15, 2003.

A bank licensed to do business in Russia provided subordinated debt to finance the Kubaka mine. This loan was secured by a letter of credit issued pursuant to the syndicated credit facility. During 2001, the Company repaid $5.7 million to fully satisfy the remaining balance of the loan and the guarantees and letters of credit were released.

The solid waste disposal facility at the Fort Knox mine was financed by $71.0 million of tax-exempt industrial revenue bonds. The variable rate bonds, maturing in May 2009, were issued by the Alaska Industrial Development and Export Authority and are supported by a letter of credit issued by the Company pursuant to the syndicated credit facility. The floating interest rate on the bonds was approximately 1.9% as at December 31, 2001 (December 31, 2000 — 4.5%). On April 4, 2001, the Company repaid $22.0 million of principal leaving a balance of $49.0 million outstanding. On January 2, 2002, the Company repaid $9.0 million of principal leaving a balance outstanding of $40.0 million.

In March 2000, the Company arranged a syndicated credit facility for $110.0 million. The primary purpose of this facility is to provide credit support that enables the Company to issue letters of credit on the Fort Knox Industrial Revenue bonds. This facility matures in January 2003 and as a result, the debt supported by these letters of credit has been shown as maturing at the same time as the facility. Management will aggressively remarket this facility and expects to extend the maturity date of the $30.0 million final balance. During the life of the credit facility the Company must either reduce its letters of credit according to an agreed upon amortization schedule or post cash in order to defease the debt. The assets of the Fort Knox mine have been pledged as collateral under this credit facility (Note 17).

LOAN AMORTIZATION SCHEDULE

Date	Amortization	Credit Facility Balance

December 2000	$—	$90.0
February 2001	20.0	70.0
January 2002	20.0	50.0
June 2002	20.0	30.0
January 2003	Facility expires	—

As at December 31, 2001, the loan facility had been reduced to $59.0 million. The letters of credit issued at December 31, 2001 were as follows:

Purpose	Amount

Credit Support for Fort Knox industrial revenue bonds	$49.9
Credit Support E-Crete project financing	3.9
Reclamation and other obligations	5.2

$59.0

On January 2, 2002, the Company repaid $9.0 million of principal against the Industrial Revenue Bonds. Consequently, the letter of credit supporting those bonds was reduced by $9.2 million bringing the total letters of credit outstanding down to $49.8 million.

The Company has capital leases for certain production equipment at its various operations. Interest on these leases ranges from 8.0%–9.5% per annum.

In May 2000, E-Crete arranged a project finance loan which enabled it to finance construction of its first production plant in Phoenix, Arizona. The loan facility is guaranteed by a letter of credit issued pursuant to the syndicated credit facility.

10. SITE RESTORATION COSTS

Although the ultimate amount of site restoration costs is uncertain, the Company estimates this obligation at $72.9 million based on information currently available including closure plans and applicable regulations. As at December 31, 2001, the Company has accrued $55.6 million of this estimated obligation (December 31, 2000 — $57.2 million). In addition, the Company has posted bonds and letters of credit totaling $57.3 million as requested by various regulatory agencies. In view of uncertainties concerning future site restoration costs, ultimate costs could differ from the estimated amounts. Future changes, if any, in regulations and cost assumptions may be significant and will be recognized when applicable.

11. CONVERTIBLE DEBENTURES

On December 5, 1996, the Company issued unsecured subordinated convertible debentures in the aggregate principal amount of $146.0 million (CDN $200.0 million). The debentures bear interest at 5.5% per annum, mature on December 5, 2006 and, at the holders’ option, are convertible into common shares of the Company at a conversion price of CDN $13.35 per share, being a rate of 74.906 common shares per CDN $1,000 principal amount of debentures. Interest is payable in cash; however, the Company has the right to settle the principal amount by the issuance of common shares. The debentures were redeemable after June 30, 2000 until December 31, 2001 at par plus accrued and unpaid interest under certain conditions relating to the price of the common stock. On or after December 31, 2001, the debentures are redeemable at par plus accrued and unpaid interest. No debentures were redeemed in either 2000 or 2001. The Company may, at its option, elect to satisfy its obligation to pay the principal amount of the debentures upon redemption or at maturity by issuing and delivering to the holders, for each $1,000 principal amount of debentures, that number of common shares obtained by dividing such amount by 95% of the weighted average trading price of the common shares on The Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day prior to the date that the requisite notice of such election is given.

The debentures are being accounted for in accordance with their substance and are presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component has been calculated as the present value of the required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. Interest expense is determined on the debt component, such component being reduced by the required semi-annual interest payments. The difference between the debt component and the face value of the debentures is classified as equity, net of issue costs adjusted for income taxes. The equity component of the debentures, net of the value ascribed to the holders’ option, is increased over the term to the full face value by charges to retained earnings (deficit).

The debentures are denominated in Canadian dollars. As a result of changes in the exchange rate between the U.S. and Canadian dollars, the U.S. dollar equivalent of the debt component has been reduced. This unrealized foreign exchange gain is being deferred and included in income over the term of the debentures. Accordingly, included in the debt component of the debentures at December 31, 2001 is a deferred unrealized foreign exchange gain totalling $2.2 million (December 31, 2000 — $1.7 million).

During 2000, the Company bought back $0.15 million (CDN $0.2 million) principal amount of the debentures for $0.07 million (CDN $0.1 million). None were bought back in 2001.

As at December 31, 2001, the outstanding principal amount of the debentures was $122.8 million (CDN $195.6 million) (December 31, 2000 — $130.4 million (CDN $195.6 million)).

12. REDEEMABLE RETRACTABLE PREFERRED SHARES

As at December 31, 2001 and 2000, 384,613 redeemable retractable preferred shares are outstanding and held by a senior officer and director of the Company.

The holder of the redeemable retractable preferred shares is entitled to receive a CDN $0.80 per share fixed cumulative annual preferential cash dividend, payable in equal quarterly installments and, is entitled at any time to convert all or any part of the redeemable retractable preferred shares into common shares on the basis of 8.2555 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. The Company may at any time redeem, upon a minimum thirty day notice, all or any part of the redeemable retractable preferred shares at a price of CDN $10.00 per share, together with unpaid dividends accrued to the date of redemption. The holder of the redeemable retractable preferred shares is entitled to require the Company to redeem for cash all or any part of the redeemable retractable preferred shares at this price. On July 27, 2000, the Company suspended the payment of dividends on the redeemable retractable preferred shares as permitted under the terms of the shares. As at December 31, 2001, $0.3 million of cumulative dividends are accrued and included in accounts payable and accrued liabilities.

13. CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY

The convertible preferred shares of subsidiary company comprise 1,840,000 shares of $3.75 Series B Convertible Preferred Shares of Kinam (“Kinam Preferred Shares”). The Kinam Preferred Shares are convertible into common shares of the Company at a conversion price of $10.3073 per share (equivalent to a conversion rate of 4.8512 common shares for each preferred share), subject to adjustment in certain events.

The Kinam Preferred Shares are redeemable at the option of the Company at any time on or after August 15, 1997, in whole or in part, for cash initially at a redemption price of $52.625 per share declining ratably annually to $50.00 per share on or after August 15, 2004, plus accrued and unpaid dividends.

Annual cumulative dividends of $3.75 per share are payable quarterly on each February 15, May 15, August 15 and November 15, as and if declared by Kinam’s Board of Directors.

On July 12, 2001, the Company acquired 945,400 Kinam Preferred Shares in exchange for 24,186,492 common shares of the Company (Note 14), leaving 894,600 owned by non-controlling shareholders.

No dividends were paid on the Kinam Preferred Shares during 2001 (2000 — $3.4 million). Due to low gold prices and reduced cash flow from operations, dividend payments on these shares were suspended in accordance with their terms in August 2000 and continue to remain suspended. The cumulative dividends in arrears on the Kinam Preferred Shares owned by non-controlling shareholders of $5.1 million as at December 31, 2001 have been accrued and included in the carrying value of the convertible preferred shares of subsidiary company.

If all of the Kinam Preferred Shares owned by non-controlling shareholders were converted, an additional 4,339,884 common shares of the Company would be issued.

14. COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares.

A summary of common share transactions for the three years ended December 31, 2001 is as follows:

	2001		2000		1999

	Number of		Number of		Number of
	shares		shares		shares
	(millions)	Amount	(millions)	Amount	(millions)	Amount

Balance, January 1,	300.9	$913.2	300.3	$920.3	292.6	$904.2
Issued:
Upon acquisition of Kinam preferred shares	24.2	23.2	—	—	—	—
Pursuant to the La Teko acquisition	—	—	—	—	10.5	25.9
Under restricted share plan	0.1	0.1	—	—	—	—
Under employee share purchase plan	1.2	0.8	2.1	1.8	0.9	2.0
Upon buy-back of common shares under normal course issuer bid	—	—	(3.5)	(10.3)	(3.7)	(11.8)
Upon the acquisition of George/ Goose Lake Gold Project	4.0	3.8	—	—	—	—
Private placement for cash	4.3	4.6	2.0	1.4	—	—

Balance, December 31,	334.7	$945.7	300.9	$913.2	300.3	$920.3

On July 12, 2001, the Company issued 24,186,492 common shares valued at $23.2 million to acquire 945,400 Kinam Preferred Shares plus rights to accrued but unpaid dividends with a book value of $48.9 million (Note 13). The $25.7 million difference between the fair value of the Company’s common stock on the date of announcement and the book value of the Kinam Preferred Shares owned by the non-controlling shareholders was applied against the carrying values of certain property, plant and equipment.

On September 27, 2001, the Company issued 2,000,000 flow-through common shares under a private placement transaction, for cash consideration of $2.1 million. On December 10, 2001 an additional 2,250,000 flow-through common shares were issued under a private placement transaction for cash consideration of $2.5 million.

On December 14, 2001, the Company issued 4,000,000 common shares to acquire a 100% interest in the George/ Goose Lake gold project in Nunavut valued at $3.8 million.

On December 22, 2000, the Company issued 2,000,000 flow-through common shares under a private placement transaction, for cash consideration of $1.4 million.

Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures or fails to renounce the expenditures to the benefit of the holders of the shares, the Company will be subject to a penalty imposed by the Canada Customs and Revenue Agency equal to one-tenth of the unspent amount and, pursuant to the flow-through share subscription agreements, the Company will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

As at December 31, 2001 and 2000, the Company’s remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $4.6 million and $1.4 million, respectively.

During the years 2000 and 1999, the Company initiated normal course issuer bids for the purchase of common shares of the Company. The excess of the stated capital of the shares purchased over their cost has been recorded as contributed surplus as follows:

	Number of
	common shares
	purchased	Cost of	Stated	Contributed
	(millions)	acquisition	capital	surplus

2000	3.5	$5.3	$10.3	$5.0
1999	3.7	$7.5	$11.8	$4.3

On February 26, 1999, the Company issued 10.5 million common shares pursuant to the La Teko acquisition.

Share Purchase Plan: the Company has an employee share purchase plan whereby employees of the Company have an opportunity to purchase common shares. The plan allows employees to contribute up to a maximum of 10% of their base annual salary. In addition, the Company matches the employees’ contributions. Quarterly, the Company issues from treasury common shares equal to the employees’ contribution and the Company’s contribution. The common shares are purchased based on the average of the last twenty trading sessions prior to the end of the quarter. The Company issued from treasury 1.2 million common shares pursuant to the plan during 2001 (2000 — 2.1 million).

Restricted Share Plan: on February 15, 2001, the Company approved the adoption of a restricted share plan. The restricted share plan provides that restricted share rights may be granted to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past services. A restricted share right is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. The maximum number of common shares issuable under the restricted share plan is currently 1,000,000. A participant of this plan would have the right to receive cash instead of restricted shares upon exercise of the restricted share rights. As at December 31, 2001, the Company had no restricted share rights outstanding.

Stock Option Plan: the Company has a stock option plan for directors, officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of five years and options granted before July 20, 2000 are exercisable as to 33.33% each year, commencing one year after the date of grant. Options granted from July 20, 2000 to September 19, 2001 are exercisable 50% immediately and 50% on or after the first anniversary date of such grant. Options granted to the Chairman, President and Directors, subsequent to September 19, 2001 are exercisable as to 33.33% each year commencing one year after the date of grant. Options granted to all other officers and employees, subsequent to September 19, 2001, are exercisable as to 50% each year commencing one year after the date of grant. The exercise price is determined by the Company’s Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the closing market price of the common shares on the trading day prior to the grant of the option or, if no stock was traded on that day, on the last trading day prior to the grant of the option. The stock options outstanding at December 31, 2001 expire at various dates to September 20, 2006. As at December 31, 2001, 0.6 million common shares, in addition to those outstanding at year end, were available for granting of options.

A summary of the Company’s outstanding stock option transactions is as follows:

	2001	2000	1999

	(millions)	(millions)	(millions)
Outstanding at beginning of year	11.3	10.5	8.4
Exercised	—	—	—
Granted	1.4	3.6	2.1
Exchanged pursuant to the La Teko acquisition	—	—	0.6
Cancelled	(1.0)	(2.8)	(0.6)

Outstanding at end of year	11.7	11.3	10.5

The following table summarizes information about the stock options outstanding at December 31, 2001:

	Options outstanding			Options exercisable

	Number			Number
	outstanding	Weighted		exercisable
	as at	average	Weighted	as at	Weighted
	December 31,	remaining	average	December 31,	average
	2001	contractual	exercise	2001	exercise
Range of exercise prices	(000’s)	life	price	(000’s)	price

$0.65 - $2.00	6,958	3 years, 167 days	$1.05	3,372	$0.70
$2.01 - $4.00	4,580	1 year, 102 days	$2.60	4,565	$2.60
$4.01 - $10.93	212	2 years, 157 days	$6.89	212	$6.89

Common Share Purchase Warrants There were 8.8 million common share purchase warrants issued in 1998 to Cyprus Amax as part of the Kinam acquisition which expired on June 1, 2001 without being exercised.

15. WRITE-DOWN OF PROPERTY, PLANT AND EQUIPMENT

The Company periodically reviews the carrying values of its portfolio of mining development and reclamation properties. Through this process the Company determined that the following assets had been impaired and therefore have been written down to their estimated recoverable amount.

The components of the write-down are as follows:

	2001	2000	1999

Fort Knox mine — producing mine	$—	$—	$108.8
Kubaka mine — producing mine	—	—	10.7
Refugio mine — producing mine	—	36.1	11.2
Denton-Rawhide mine — producing mine	—	—	10.0
Blanket mine — producing mine	11.8	—	—
Goldbanks property — development project	—	—	27.7
Aginskoe project — development project	—	6.5	—
Delamar property — reclamation project	4.3	7.2	—
Haile property — reclamation project	—	0.1	16.5
Macassa property — reclamation project	—	7.5	—
Sleeper property — reclamation project	—	2.9	—
Hayden Hill property — reclamation project	—	2.8	—
Candelaria property — reclamation project	—	2.1	—
Guanaco property — reclamation project	—	2.1	—
Q.R. property — reclamation project	—	1.8	—
Other	—	3.0	—

	$16.1	$72.1	$184.9

The 2001 fourth quarter review was performed using a gold price assumption of $300 per ounce.

In the fourth quarter of 2001, following a comprehensive review of its mining properties on the basis set out in Note 1, the Company determined that the estimated cost to reclaim the DeLamar mine was insufficient and required a further $4.3 million accrual. This adjustment was required due to a reassessment of the amount of water to be reclaimed from this site. In addition, as a result of the extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and the current civil unrest, the Company has recorded a write-down of the carrying value of the Blanket mine by $11.8 million (including cash of $1.5 million). Furthermore, the current political situation in Zimbabwe and the related social and economic instability have prevented the Company from continuing to exercise control of its subsidiary in Zimbabwe, which operates the Blanket mine. Consequently, the imposition of severe foreign exchange and currency export restrictions and the uncertainty as to whether the Zimbabwean subsidiary had the ability to distribute its earnings, the Company has discontinued the consolidation of the Zimbabwean subsidiary effective December 31, 2001. The investment in the subsidiary is nil following the write-down of the Blanket mine described above.

In the fourth quarter of 2000, following a comprehensive review of its mining properties on the basis set out in Note 1, the Company determined that the net recoverable amounts of the Refugio mine and other non-core assets and development projects (principally Aginskoe, DeLamar, Macassa, Guanaco, Sleeper, QR and Hayden Hill) were less than the net book value of the related assets. As a result of this review, the Company recorded a pre-tax write-down totaling $72.1 million to write-down these mining properties and other development projects and non-core assets to their estimated recoverable amounts. The 2000 fourth quarter review was performed using a gold price assumption of $300 per ounce.

In the fourth quarter of 1999, following a comprehensive evaluation of its mining properties on the basis set out in Note 1, the Company determined that the net recoverable amounts of the Fort Knox, Kubaka, Refugio, and Denton-Rawhide mines were less than the net book value of the related assets. As a result of this review, the Company recorded a pre-tax write-down totalling $184.9 million to write-down these mining properties and other development projects and non-core assets to their estimated recoverable amounts. The 1999 fourth quarter review was performed using a gold price assumption of $300 per ounce.

16. INCOME AND MINING TAXES

(a)	The provision for (recovery of) income and mining taxes is as follows:

	2001	2000	1999

Income taxes
Current
Canada(i)	$0.2	$0.3	$0.3
Foreign	2.7	4.1	2.6
Future
Canada	—	—	—
Foreign	—	—	—
Mining taxes
Current — Canada	—	—	—
Future — Canada	—	(3.5)	—

	$2.9	$0.9	$2.9

(i)	Represents Large Corporations Tax.

(b)	The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2001	2000	1999

Combined statutory income tax rate	(41.1)%	(42.0)%	(43.0)%
Increase (decrease) resulting from:
Mining taxes	—	(2.9)	—
Resource allowance and depletion	4.7	0.2	0.1
Difference in foreign tax rates	10.2	12.0	9.8
Non-recognition of benefit of losses	35.7	33.1	31.3
Other	0.6	0.4	3.1

Effective tax rate	10.1%	0.8%	1.3%

(c)	At December 31, 2001, the Company has Canadian net operating loss carryforwards of approximately $20.3 million which expire in 2006 to 2008.

(d)	At December 31, 2001, the Company has U.S. net operating losses carryforward of approximately $244.5 million and alternative minimum tax net operating losses of approximately $153.5 million expiring in 2004 through 2021. The use of the U.S. losses carryforward will be limited in any given year as a result of previous changes in ownership of the Company.

(e)	At December 31, 2001, the Company has Chilean net operating losses carryforward of approximately $131.8 million which do not expire.

(f)	At December 31, 2001, the Company has Australian net operating losses carryforward of approximately $8.1 million which do not expire.

(g)	The following information summarizes the principal temporary differences and the related future tax effect.

	2001	2000	1999

Future tax assets
Accrued expenses and other	$4.4	$5.1	$1.8
Site restoration cost accruals	5.9	10.5	10.8
Deferred revenue	—	1.4	3.3
Alternative minimum tax credits	8.0	5.7	9.5
Non-capital loss carryforwards	123.7	129.1	103.8
Inventory capitalization	0.2	0.5	1.9

Gross future tax assets	142.2	152.3	131.1
Future tax liabilities
Property, plant and equipment	41.9	20.0	29.6

Gross future tax liabilities	41.9	20.0	29.6

	100.3	132.3	101.5
Valuation allowance	103.6	135.8	108.8

Net future tax liabilities	$3.3	$3.5	$7.3

17. SEGMENTED INFORMATION

The Company operates five gold mines: Hoyle Pond, located in Ontario; Kubaka (54.7% ownership), located in Russia; Fort Knox, located in Alaska; Blanket, located in Zimbabwe and Refugio, located in Chile.

In addition to its producing gold mines, the Company has an 85.9% interest in E-Crete, a producer of aerated concrete, and several other gold mining assets in various stages of reclamation, closure, care and maintenance and development, and two corporate offices in Canada and the United States. The accounting policies used by these segments are the same as those described in the Summary of Significant Accounting Policies (see Note 1).

As the products and services in each of the reportable segments, except for the corporate activities, are essentially the same, the reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where complete internal financial statements are available.

	Reportable Operating Segments

				Blanket			Corporate
	Hoyle	Kubaka	Fort Knox	(See Note 15)	Refugio	E-Crete	and Other(c)		Total

As at and for the year ended December 31, 2001
Mining revenue	$41.7	$67.8	$109.0	$13.3	$18.4	$—	$19.9		$270.1
Interest income	—	2.2	—	0.1	—	—	2.9		5.2
Interest expense	—	2.0	3.6	—	0.4	0.3	2.8		9.1
Depreciation, depletion and amortization	13.2	24.0	42.9	2.3	—	1.1	2.3		85.8
Write-down of mineral properties	—	—	—	11.8	—	—	4.3		16.1
Segment (loss) profit(a)	(0.7)	8.7	(20.9)	(10.8)	1.7	(3.9)	(2.0)		(27.9)
Segment assets	86.6	70.3	324.3	—	7.0	8.5	80.9	(b)	577.6
Capital expenditures	7.9	0.4	20.2	1.1	—	0.1	0.7		30.4
As at and for the year ended December 31, 2000
Mining revenue	$38.4	$67.7	$102.8	$9.3	$23.8	$—	$29.0		$271.0
Interest income	—	2.1	—	0.5	—	—	6.6		9.2
Interest expense	—	3.5	5.7	—	0.7	—	4.4		14.3
Depreciation, depletion and amortization	13.1	30.8	31.9	2.2	3.9	—	11.3		93.2
Write-down of mineral properties	—	—	—	—	36.1	—	36.0		72.1
Segment (loss) profit(a)	(8.3)	2.2	(9.7)	(1.3)	(40.3)	(1.3)	(42.5)		(101.2)
Segment assets	96.8	122.6	345.0	12.0	9.4	7.9	106.3	(b)	700.0
Capital expenditures	13.9	0.1	17.6	1.5	3.2	4.3	1.0		41.6
As at and for the year ended December 31, 1999
Mining revenue	$38.1	$71.0	$98.3	$10.3	$25.2	—	$61.1		$304.0
Interest income	—	3.0	0.3	0.7	0.1	—	6.8		10.9
Interest expense	—	5.4	5.7	—	0.8	—	3.9		15.8
Depreciation, depletion and amortization	12.2	35.9	43.9	1.0	4.9	—	13.0		110.9
Write-down of mineral properties	—	10.6	108.8	—	11.2	—	54.3		184.9
Segment (loss) profit(a)	(2.9)	(13.5)	(129.2)	1.7	(17.5)	—	(64.7)		(226.1)
Segment assets	102.7	148.3	357.7	8.7	47.1	—	217.9	(b)	882.4
Capital expenditures	18.6	1.1	9.5	0.9	8.0	—	5.9		44.0

(a)	Segment (loss) profit includes the write-down of property, plant and equipment.

(b)	Includes $64.4 million (2000 — $53.4 million, 1999 — $86.5 million) in cash and cash equivalents held at the Corporate level.

(c)	Includes Corporate and other non-core mining operations.

RECONCILIATION OF REPORTABLE OPERATING SEGMENT LOSS TO NET LOSS FOR THE YEAR:

	2001	2000	1999

Segment loss	$(25.9)	$(58.7)	$(161.4)
Add (deduct) items not included in segment loss:
Corporate and other	(2.0)	(42.5)	(64.7)

	(27.9)	(101.2)	(226.1)
Gain on sale of assets	1.2	4.1	0.1
Share in loss of investee companies	(2.2)	(8.1)	(0.3)
Write-down of marketable securities and long-term investments	—	(13.1)	(4.6)
Provision for income and mining taxes	(2.9)	(0.9)	(2.9)
Dividends on convertible preferred shares of subsidiary company	(5.1)	(6.9)	(6.9)

Net loss for the year	$(36.9)	$(126.1)	$(240.7)

ENTERPRISE-WIDE DISCLOSURE:

Geographic information:

				Property,
				plant and
	Mining revenue			equipment

	2001	2000	1999	2001	2000

United States	$123.3	$123.9	$134.1	$289.8	$339.2
Russia	67.8	67.7	71.0	31.0	53.2
Chile	18.7	28.1	31.7	—	—
Other	13.3	9.3	10.3	5.3	15.4

Total foreign	223.1	229.0	247.1	326.1	407.8
Canada	47.0	42.0	56.9	88.9	97.8

Total	$270.1	$271.0	$304.0	$415.0	$505.6

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. In 2001, sales to four customers totalled $46.5 million, $43.3 million, $32.0 million and $26.8 million, respectively. In 2000, sales to three customers totalled $42.3 million, $26.0 million and $24.6 million, respectively. In 1999, sales to four customers totalled $80.0 million, $58.4 million, $40.7 million and $37.7 million, respectively.

18. EMPLOYEE PENSION AND RETIREMENT PLANS

Defined Contribution Pension and Retirement Plans:

The Company has several defined contribution pension and retirement plans covering substantially all employees in North America and certain foreign countries. Under these plans the Company either contributes a set percentage of the employees salary into the plan or matches a percentage of the employees contributions. The employees are able to direct the contributions into a variety of investment funds offered by the plans. Company contributions to these plans amounted to $2.1 million in 2001, $2.2 million in 2000, and $2.3 million in 1999.

Defined Benefit Pension Plans:

In Canada, the Company has a defined benefit pension plan covering the hourly employees of the Macassa mine. The plan is currently in the process of being wound up as of November 30, 2001. No further benefit will be earned by employees under that plan and there were no material curtailment gains or losses that the Company was able to estimate at December 31, 2001.

In the United States, defined benefit plans cover former employees of the Candelaria and DeLamar mines, and certain U.S. employees of the mines previously owned by Kinam. Prior to the Kinam acquisition, all employees in the U.S. employed by Kinam were covered by a non-contributory defined benefit pension plan. That plan was frozen on June 1, 1998 and all active employees were transferred into the Company’s defined contribution pension plan. Benefits under these plans are based on either the employee’s compensation prior to retirement or stated amounts for each year of service with the Company. The Company makes annual contributions to the plans in accordance with applicable provincial legislation for the Canadian plan and the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) for U.S. plans.

Net annual pension expense includes the following components:

	2001	2000	1999

Service cost	$0.1	$0.1	$0.1
Interest cost	0.7	0.7	0.7
Expected return on assets	(0.8)	(0.8)	(0.3)

Net periodic expense	$—	$—	$0.5

The following table summarizes the change in benefit obligations:

	2001	2000

Benefit obligation, beginning of year	$10.8	$9.9
Service cost	0.1	0.1
Interest cost	0.7	0.7
Actuarial loss	0.6	0.7
Benefits paid	(0.6)	(0.6)

Benefit obligation, end of year	$11.6	$10.8

The following table summarizes the funded status of the plans and the related amounts recognized in the Company’s financial statements at December 31:

	2001	2000

Projected Benefit obligations	$11.6	$10.8
Plan assets at fair value	(10.3)	(9.6)

Plan assets less than projected Benefit obligations	1.3	1.2
Unrecognized net gain (loss)	(0.9)	0.3

Accrued pension liability	$0.4	$1.5

The following table summarizes the change in fair value of plan assets:

	2001	2000

Fair value of plan assets, beginning of year	$9.6	$9.0
Actual return	0.4	0.5
Employer contributions	1.0	0.8
Benefits paid	(0.6)	(0.6)
Other	(0.1)	(0.1)

Fair value of plan assets, end of year	$10.3	$9.6

The following assumptions were used in calculating the funded status of the plans at December 31 and the pension cost for the subsequent year:

	2001	2000

Expected long-term rate of return on assets	7.5%	8.0%
Discount rate	7.0%	7.5%
Rate of increase in compensation levels	n/a	n/a

19. POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

The Company also provides certain health care and life insurance benefits to retired employees in the United States. The post-retirement health care plans are contributory in certain cases based upon years of service, age, and retirement date. The Company does not fund post-retirement benefits other than pensions and may modify plan provisions at its discretion. Net periodic post-retirement costs for the years ended December 31, 2001 and 2000 were insignificant.

The following table sets forth the status of the plans and the related amounts recognized in the Company’s financial statements at December 31:

	2001	2000

Accumulated post-retirement benefit obligation:
Retirees	$2.8	$2.5
Active plan participants	—	—

Total accumulated post-retirement benefit obligation	2.8	2.5
Plan assets at fair value	—	—

Accumulated post-retirement benefit obligation in excess of plan assets	(2.8)	(2.5)
Unrecognized prior service cost	—	—
Unrecognized net loss (gain)	0.1	(0.1)

Accrued post-retirement benefit cost	$(2.7)	$(2.6)

The accumulated post-retirement benefit obligation was determined using a weighted average annual discount rate of 7.0% in 2001 and 7.75% in 2000. The assumed health care trend rate for 2001 is 10.65% declining gradually to 5.50% in 2017 when Company costs associated with the plan are capped. A 1% increase in the health care cost trend rate used would have resulted in an insignificant increase in the 2001 post-retirement benefit cost and the accumulated benefit obligation at December 31, 2001.

Post-employment Benefits The Company has a number of post-employment plans covering severance, disability income, and continuation of health and life insurance for disabled employees. At December 31, 2001 and 2000, the Company’s liability for post-employment benefits totaled $1.5 million and $2.4 million, respectively, and is included in other liabilities.

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”) which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

This note has been restated to disclose the effect of accounting for the investment in Omolon under the equity method as required under U.S. GAAP as opposed to the proportionate consolidation method used under Canadian GAAP.

Material variations between financial statement items under CDN GAAP and the amounts determined using U.S. GAAP are as follows:

CONSOLIDATED BALANCE SHEET
As at December 31, 2001

			Elimination	Additional	Reduction		Unrealized
		Recognition	of effects of	writedown	in depreciation,		gains on
		of deferred	recognition	of property,	depletion		marketable			Reclassification	Under
		exchange	of equity	plant and	and	Reversal	securities	Adoption		of	U.S. GAAP	To
		gains on	component	equipment	amortization	of 1991	and	of		Cumulative	before	adjust to	Under
	Under	convertible	of convertible	under	under	deficit	long-term	SFAS	Flow through	Translation	adjusting to	equity	U.S.
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	133	shares	Adjustments	equity basis	basis	GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(e)	(f)	(i)	(k)	(j) and (k)	(Restated-
													Note
													20(k))
Assets
Current assets
Cash and cash equivalents	$81.0	$—	$—	$—	$—	$—	$—	$—	$(4.6)	$—	$76.4	$(5.5)	$70.9
Restricted cash	—	—	—	—	—	—	—	—	4.6	—	4.6	—	4.6
Accounts receivable	13.8	—	—	—	—	—	—	—	—	—	13.8	5.7	19.5
Inventories	42.4	—	—	—	—	—	—	—	—	—	42.4	(15.6)	26.8
Marketable securities	1.5	—	—	—	—	—	0.3	—	—	—	1.8	—	1.8

	138.7	—	—	—	—	—	0.3	—	—	—	139.0	(15.4)	123.6
Property, plant and equipment	415.0	—	—	(60.5)	17.9	—	—	—	—	—	372.4	(26.9)	345.5
Long-term investments	12.9	—	—	—	—	—	4.6	—	—	—	17.5	32.4	49.9
Deferred charges and other assets	11.0	—	0.5	—	—	—	—	—	—	—	11.5	(4.3)	7.2

	$577.6	$—	$0.5	$(60.5)	$17.9	$—	$4.9	$—	$—	$—	$540.4	$(14.2)	$526.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$31.0	$—	$—	$—	$—	$—	$—	$4.6	$1.1	$—	$36.7	$(6.4)	$30.3
Current portion of long-term debt	33.1	—	—	—	—	—	—	—	—	—	33.1	(4.2)	28.9
Current portion of site restoration cost accruals	12.6	—	—	—	—	—	—	—	—	—	12.6	(1.9)	10.7

	76.7	—	—	—	—	—	—	4.6	1.1	—	82.4	(12.5)	69.9
Long-term debt	31.0	—	—	—	—	—	—	—	—	—	31.0	(0.2)	30.8
Site restoration cost accruals	43.0	—	—	—	—	—	—	—	—	—	43.0	(1.5)	41.5
Future income and mining taxes	3.3	—	—	—	—	—	—	—	—	—	3.3	—	3.3
Deferred revenue	9.6	—	—	—	—	—	—	(9.6)	—	—	—	—	—
Other long-term liabilities	6.0	—	—	—	—	—	—	—	—	—	6.0	—	6.0
Debt component of convertible debentures	28.1	—	94.7	—	—	—	—	—	—	—	122.8	—	122.8
Redeemable retractable preferred shares	3.1	—	—	—	—	—	—	—	—	—	3.1	—	3.1

	200.8	—	94.7	—	—	—	—	(5.0)	1.1	—	291.6	(14.2)	277.4

Convertible preferred shares of subsidiary company	48.0	—	—	—	—	—	—	—	—	—	48.0	—	48.0

Common shareholders’ equity
Common share capital	945.7	—	—	—	—	5.3	—	—	(1.1)	—	949.9	—	949.9
Contributed surplus	12.9	—	—	—	—	—	—	—	—	—	12.9	—	12.9
Equity component of convertible debentures	124.8	(20.2)	(104.6)	—	—	—	—	—	—	—	—	—	—
Deficit	(726.0)	20.2	10.4	(60.5)	17.9	(5.3)	—	(3.9)	—	—	(747.2)	—	(747.2)
Cumulative translation adjustments	(28.6)	—	—	—	—	—	—	—	—	28.6	—	—	—
Accumulated other comprehensive income	—	—	—	—	—	—	4.9	8.9	—	(28.6)	(14.8)	—	(14.8)

	328.8	—	(94.2)	(60.5)	17.9	—	4.9	5.0	(1.1)	—	200.8	—	200.8

	$577.6	$—	$0.5	$(60.5)	$17.9	$—	$4.9	$—	$—	$—	$540.4	$(14.2)	$526.2

CONSOLIDATED BALANCE SHEET
As at December 31, 2000

			Elimination	Additional	Reduction		Unrealized
		Recognition	of effects of	writedown	in depreciation,		gains on
		of deferred	recognition	of property,	depletion		marketable			Reclassification	Under
		exchange	of equity	plant and	and	Reversal	securities	Adoption		of	U.S. GAAP	To
		gains on	component	equipment	amortization	of 1991	and	of		Cumulative	before	adjust to	Under
	Under	convertible	of convertible	under	under	deficit	long-term	SFAS	Flow through	Translation	adjusting to	equity	U.S.
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	133	shares	Adjustments	equity basis	basis	GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(e)	(f)	(i)	(k)	(j) and (k)	(Restated-
													Note
													20(k))
Assets
Current assets
Cash and cash equivalents	$77.8	$—	$—	$—	$—	$—	$—	$—	$(1.4)	$—	$76.4	$(17.3)	$59.1
Restricted cash	2.9	—	—	—	—	—	—	—	1.4	—	4.3	—	4.3
Accounts receivable	20.3	—	—	—	—	—	—	—	—	—	20.3	1.3	21.6
Inventories	54.6	—	—	—	—	—	—	—	—	—	54.6	(21.7)	32.9
Marketable securities	0.7	—	—	—	—	—	—	—	—	—	0.7	—	0.7

	156.3	—	—	—	—	—	—	—	—	—	156.3	(37.7)	118.6
Property, plant and equipment	505.6	—	—	(60.5)	11.8	—	—	—	—	—	456.9	(45.6)	411.3
Long-term investments	14.4	—	—	—	—	—	0.4	—	—	—	14.8	33.2	48.0
Deferred charges and other assets	23.7	—	0.7	—	—	—	—	—	—	—	24.4	—	24.4

	$700.0	$—	$0.7	$(60.5)	$11.8	$—	$0.4	$—	$—	$—	$652.4	$(50.1)	$602.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$40.8	$—	$—	$—	$—	$—	$—	$—	$—	$—	$40.8	$(8.1)	$32.7
Current portion of long-term debt	31.5	—	—	—	—	—	—	—	—	—	31.5	(22.3)	9.2
Current portion of site restoration cost accruals	9.3	—	—	—	—	—	—	—	—	—	9.3	—	9.3

	81.6	—	—	—	—	—	—	—	—	—	81.6	(30.4)	51.2
Long-term debt	79.8	—	—	—	—	—	—	—	—	—	79.8	(16.7)	63.1
Site restoration cost accruals	47.9	—	—	—	—	—	—	—	—	—	47.9	(3.0)	44.9
Future income and mining taxes	3.5	—	—	—	—	—	—	—	—	—	3.5	—	3.5
Deferred revenue	10.1	—	—	—	—	—	—	—	—	—	10.1	—	10.1
Other long-term liabilities	10.1	—	—	—	—	—	—	—	—	—	10.1	—	10.1
Debt component of convertible debentures	33.4	—	97.0	—	—	—	—	—	—	—	130.4	—	130.4
Redeemable retractable preferred shares	3.1	—	—	—	—	—	—	—	—	—	3.1	—	3.1

	269.5	—	97.0	—	—	—	—	—	—	—	366.5	(50.1)	316.4

Convertible preferred shares of subsidiary company	91.8	—	—	—	—	—	—	—	—	—	91.8	—	91.8

Common shareholders’ equity
Common share capital	913.2	—	—	—	—	5.3	—	—	—	—	918.5	—	918.5
Contributed surplus	12.9	—	—	—	—	—	—	—	—	—	12.9	—	12.9
Equity component of convertible debentures	117.0	(12.4)	(104.6)	—	—	—	—	—	—	—	—	—	—
Deficit	(681.4)	12.4	8.3	(60.5)	11.8	(5.3)	—	—	—	—	(714.7)	—	(714.7)
Cumulative translation adjustments	(23.0)	—	—	—	—	—	—	—	—	23.0	—	—	—
Accumulated other comprehensive income	—	—	—	—	—	—	0.4	—	—	(23.0)	(22.6)	—	(22.6)

	338.7	—	(96.3)	(60.5)	11.8	—	0.4	—	—	—	194.1	—	194.1

	$700.0	$—	$0.7	$(60.5)	$11.8	$—	$0.4	$—	$—	$—	$652.4	$(50.1)	$602.3

CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2001

			Elimination	Additional	Reduction		Unrealized
		Recognition	of effects of	writedown	in depreciation,		gains on
		of deferred	recognition	of property,	depletion		marketable			Reclassification	Under
		exchange	of equity	plant and	and	Reversal	securities	Adoption		of	U.S. GAAP	To
		gains on	component	equipment	amortization	of 1991	and	of		Cumulative	before	adjust to	Under
	Under	convertible	of convertible	under	under	deficit	long-term	SFAS	Flow through	Translation	adjusting to	equity	U.S.
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	133	shares	Adjustments	equity basis	basis	GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(c)	(f)	(i)	(k)	(j) and (k)	(Restated-
													Note
													20(k))
Revenue
Mining revenue	$270.1	$—	$—	$—	$—	$—	$—	$—	$—	$—	$270.1	$(67.8)	$202.3
Interest and other income	9.3	—	—	—	—	—	—	(3.9)	—	—	5.4	2.5	7.9
Mark to market gain (loss) on call options	3.5	—	—	—	—	—	—	—	—	—	3.5	—	3.5

	282.9	—	—	—	—	—	—	(3.9)	—	—	279.0	(65.3)	213.7

Expenses
Operating	180.7	—	—	—	—	—	—	—	—	—	180.7	(34.2)	146.5
General and administrative	10.1	—	—	—	—	—	—	—	—	—	10.1	—	10.1
Exploration	7.9	—	—	—	—	—	—	—	—	—	7.9	(2.1)	5.8
Depreciation, depletion and amortization	85.8	—	—	—	(6.1)	—	—	—	—	—	79.7	(20.5)	59.2
Gain on sale of assets	(1.2)	—	—	—	—	—	—	—	—	—	(1.2)	—	(1.2)
Foreign exchange loss	1.1	(6.3)	—	—	—	—	—	—	—	—	(5.2)	(0.4)	(5.6)
Interest expense on long-term liabilities	9.1	—	4.1	—	—	—	—	—	—	—	13.2	(3.6)	9.6
Writedown of marketable securities and long-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—
Writedown of property, plant and equipment	16.1	—	—	—	—	—	—	—	—	—	16.1	—	16.1

	309.6	(6.3)	4.1	—	(6.1)	—	—	—	—	—	301.3	(60.8)	240.5

	(26.7)	6.3	(4.1)	—	6.1	—	—	(3.9)	—	—	(22.3)	(4.5)	(26.8)
Share in loss of investee companies	(2.2)	—	—	—	—	—	—	—	—	—	(2.2)	(0.8)	(3.0)

Loss before taxes and dividends on convertible preferred shares of subsidiary company	(28.9)	6.3	(4.1)	—	6.1	—	—	(3.9)	—	—	(24.5)	(5.3)	(29.8)
Provision for income and mining taxes	(2.9)	—	—	—	—	—	—	—	—	—	(2.9)	5.3	2.4

Loss for the year before dividends on convertible preferred shares of subsidiary company	(31.8)	6.3	(4.1)	—	6.1	—	—	(3.9)	—	—	(27.4)	—	(27.4)
Dividends on convertible preferred shares of subsidiary company	(5.1)	—	—	—	—	—	—	—	—	—	(5.1)	—	(5.1)

Net loss for the year	(36.9)	6.3	(4.1)	—	6.1	—	—	(3.9)	—	—	(32.5)	—	(32.5)
Increase in equity component of convertible debentures	(7.7)	—	7.7	—	—	—	—	—	—	—	—	—	—

Net loss for the year attributable to common shareholders	$(44.6)	$6.3	$3.6	$—	$6.1	$—	$—	$(3.9)	$—	$—	$(32.5)	$—	$(32.5)

Loss per share
Basic and diluted	$(0.14)												$(0.10)
Weighted average number of common shares outstanding (millions)	313.4												313.4

CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2000

			Elimination	Additional	Reduction		Unrealized
		Recognition	of effects of	writedown	in depreciation,		gains on
		of deferred	recognition	of property,	depletion		marketable			Reclassification	Under
		exchange	of equity	plant and	and	Reversal	securities	Adoption		of	U.S. GAAP	To
		gains on	component	equipment	amortization	of 1991	and	of		Cumulative	before	adjust to	Under
	Under	convertible	of convertible	under	under	deficit	long-term	SFAS	Flow through	Translation	adjusting to	equity	U.S.
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	133	shares	Adjustments	equity basis	basis	GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(c)	(f)	(i)	(k)	(j) and (k)	(Restated-
													Note
													20(k))
Revenue
Mining revenue	$271.0	$—	$—	$—	$—	$—	$—	$—	$—	$—	$271.0	$(67.8)	$203.2
Interest and other income	14.2	—	—	—	—	—	—	—	—	—	14.2	1.5	15.7
Mark to market gain (loss) on call options	4.1	—	—	—	—	—	—	—	—	—	4.1	—	4.1

	289.3	—	—	—	—	—	—	—	—	—	289.3	(66.3)	223.0

Expenses
Operating	189.6	—	—	—	—	—	—	—	—	—	189.6	(32.2)	157.4
General and administrative	10.4	—	—	—	—	—	—	—	—	—	10.4	—	10.4
Exploration	11.4	—	—	—	—	—	—	—	—	—	11.4	(2.3)	9.1
Depreciation, depletion and amortization	93.2	—	—	—	(7.7)	—	—	—	—	—	85.5	(26.0)	59.5
Gain on sale of assets	(4.1)	—	—	—	—	—	—	—	—	—	(4.1)	—	(4.1)
Foreign exchange (loss) gain	(0.5)	(5.7)	—	—	—	—	—	—	—	—	(6.2)	0.4	(5.8)
Interest expense on long-term liabilities	14.3	—	4.9	—	—	—	—	—	—	—	19.2	(6.3)	12.9
Writedown of marketable securities and long-term investments	13.1	—	—	—	—	—	—	—	—	—	13.1	—	13.1
Writedown of property, plant and equipment	72.1	—	—	(3.9)	—	—	—	—	—	—	68.2	—	68.2

	399.5	(5.7)	4.9	(3.9)	(7.7)	—	—	—	—	—	387.1	(66.4)	320.7

	(110.2)	5.7	(4.9)	3.9	7.7	—	—	—	—	—	(97.8)	0.1	(97.7)
Share in loss of investee companies	(8.1)	—	—	—	—	—	—	—	—	—	(8.1)	(4.2)	(12.3)

Loss before taxes and dividends on convertible preferred shares of subsidiary company	(118.3)	5.7	(4.9)	3.9	7.7	—	—	—	—	—	(105.9)	(4.1)	(110.0)
Provision for income and mining taxes	(0.9)	—	—	—	—	—	—	—	—	—	(0.9)	4.1	3.2

Loss for the year before dividends on convertible preferred shares of subsidiary company	(119.2)	5.7	(4.9)	3.9	7.7	—	—	—	—	—	(106.8)	—	(106.8)
Dividends on convertible preferred shares of subsidiary company	(6.9)	—	—	—	—	—	—	—	—	—	(6.9)	—	(6.9)

Net loss for the year	(126.1)	5.7	(4.9)	3.9	7.7	—	—	—	—	—	(113.7)	—	(113.7)
Increase in equity component of convertible debentures	(7.2)	—	7.2	—	—	—	—	—	—	—	—	—	—

Net loss for the year attributable to common shareholders	$(133.3)	$5.7	$2.3	$3.9	$7.7	$—	$—	$—	$—	$—	$(113.7)	$—	$(113.7)

Loss per share
Basic and diluted	$(0.45)												$(0.38)
Weighted average number of common shares outstanding (millions)	298.1												298.1

CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 1999

			Elimination	Additional	Reduction		Unrealized	Obligation
		Recognition	of effects of	writedown	in depreciation,		gains on	for employee
		of deferred	recognition	of property,	depletion		marketable	future		Reclassification	Under
		exchange	of equity	plant and	and	Reversal	securities	benefits		of	U.S. GAAP	To
		gains on	component	equipment	amortization	of 1991	and	other		Cumulative	before	adjust to	Under
	Under	convertible	of convertible	under	under	deficit	long-term	than	Flow through	Translation	adjusting to	equity	U.S.
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	pensions	shares	Adjustments	equity basis	basis	GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(e)	(f)	(i)	(k)	(j) and (k)	(Restated-
													Note
													20(k))
Revenue
Mining revenue	$304.0	$—	$—	$—	$—	$—	$—	$—	$—	$—	$304.0	$(71.0)	$233.0
Interest and other income	15.5	—	—	—	—	—	—	—	—	—	15.5	2.4	17.9
Mark to market gain (loss) on call options	(2.5)	—	—	—	—	—	—	—	—	—	(2.5)	—	(2.5)

	317.0	—	—	—	—	—	—	—	—	—	317.0	(68.6)	248.4

Expenses
Operating	209.4	—	—	—	—	—	—	—	—	—	209.4	(34.0)	175.4
General and administrative	11.2	(0.2)	—	—	—	—	—	—	—	—	11.0	—	11.0
Exploration	11.1	—	—	—	—	—	—	—	—	—	11.1	(1.8)	9.3
Depreciation, depletion and amortization	110.9	—	—	—	(4.1)	—	—	—	—	—	106.8	(26.2)	80.6
Gain on sale of assets	(0.1)	—	—	—	—	—	—	—	—	—	(0.1)	—	(0.1)
Foreign exchange (loss) gain	(0.2)	8.0	—	—	—	—	—	—	—	—	7.8	(0.1)	7.7
Interest expense on long-term liabilities	15.8	—	4.4	—	—	—	—	—	—	—	20.2	(7.0)	13.2
Writedown of marketable securities and long-term investments	4.6	—	—	—	—	—	—	—	—	—	4.6	—	4.6
Writedown of property, plant and equipment	184.9	—	—	(20.5)	—	—	—	—	—	—	164.4	—	164.4

	547.6	7.8	4.4	(20.5)	(4.1)	—	—	—	—	—	535.2	(69.1)	466.1

	(230.6)	(7.8)	(4.4)	20.5	4.1	—	—	—	—	—	(218.2)	0.5	(217.7)
Share in loss of investee companies	(0.3)	—	—	—	—	—	—	—	—	—	(0.3)	(3.4)	(3.7)

Loss before taxes and dividends on convertible preferred shares of subsidiary company	(230.9)	(7.8)	(4.4)	20.5	4.1	—	—	—	—	—	(218.5)	(2.9)	(221.4)
Provision for income and mining taxes	(2.9)	—	—	—	—	—	—	—	—	—	(2.9)	2.9	—

Loss for the year before dividends on convertible preferred shares of subsidiary company	(233.8)	(7.8)	(4.4)	20.5	4.1	—	—	—	—	—	(221.4)	—	(221.4)
Dividends on convertible preferred shares of subsidiary company	(6.9)	—	—	—	—	—	—	—	—	—	(6.9)	—	(6.9)

Net loss for the year	(240.7)	(7.8)	(4.4)	20.5	4.1	—	—	—	—	—	(228.3)	—	(228.3)
Increase in equity component of convertible debentures	(6.5)	—	6.5	—	—	—	—	—	—	—	—	—	—

Net loss for the year attributable to common shareholders	$(247.2)	$(7.8)	$2.1	$20.5	$4.1	$—	$—	$—	$—	$—	$(228.3)	$—	$(228.3)

Loss per share
Basic and diluted	$(0.83)												$(0.76)
Weighted average number of common shares outstanding (millions)	299.2												299.2

Statement of Operations Presentation: Revenue would exclude the items “interest and other income” and “mark to market gain (loss) on call options”. Accordingly, “mining revenue” would be the only category presented within revenue on the statement of operations presented under U.S. GAAP.

For U.S. GAAP purposes, the measure “Loss before taxes and dividends on convertible preferred shares of subsidiary company” is not a recognized term and would therefore not be presented.

The following table reconciles “Loss before taxes and dividends on convertible preferred shares of subsidiary company” to “loss from operations”:

	2001	2000	1999

	Restated	Restated	Restated
	Note 20(k)	Note 20(k)	Note 20(k)
Loss before taxes and dividends on convertible preferred shares of subsidiary company	$(29.8)	$(110.0)	$(221.4)
Add/(deduct):
Interest and other income	(7.9)	(15.7)	(17.9)
Mark to market (gain) loss on call options	(3.5)	(4.1)	2.5
Interest expense on long-term liabilities	9.6	12.9	13.2
Write-down of marketable securities and long-term investments	—	13.1	4.6
Share in loss of investee companies	3.0	12.3	3.7

Loss from operations for U.S. GAAP	$(28.6)	$(91.5)	$(215.3)

In addition, “dividends on convertible preferred shares of subsidiary” are required to be presented as a component of non-operating loss:

For U.S. GAAP purposes, the components of non-operating loss are as follows:

	2001	2000	1999

	Restated	Restated	Restated
	Note 20(k)	Note 20(k)	Note 20(k)
Interest and other income	$7.9	$15.7	$17.9
Mark to market gain (loss) on call options	3.5	4.1	(2.5)
Share in loss of investee companies	(3.0)	(12.3)	(3.7)
Interest expense on long-term liabilities	(9.6)	(12.9)	(13.2)
Write-down of marketable securities and long-term investments	—	(13.1)	(4.6)
Dividends on convertible preferred shares of subsidiary company	(5.1)	(6.9)	(6.9)

Non-operating loss for U.S. GAAP	$(6.3)	$(25.4)	$(13.0)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2001

			Elimination	Additional	Reduction		Unrealized
		Recognition	of effects of	writedown	in depreciation,		gains on
		of deferred	recognition	of property,	depletion		marketable			Reclassification	Under
		exchange	of equity	plant and	and	Reversal	securities	Adoption		of	U.S. GAAP	To
		gains on	component	equipment	amortization	of 1991	and	of		Cumulative	before	adjust to
	Under	convertible	of convertible	under	under	deficit	long-term	SFAS	Flow through	Translation	adjusting to	equity	Under
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	133	shares	Adjustments	equity basis	basis	U.S. GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(e)	(f)	(i)	(k)	(j) and (k)	(Restated-
													Note
													20(k))
Net inflow (outflow) of cash related to the following activities:
Operating:
Loss for the year before dividends on convertible preferred shares of subsidiary company	$(31.8)	$6.3	$(4.1)	$—	$6.1	$—	$—	$(3.9)	$—	$—	$(27.4)	$—	$(27.4)
Items not affecting cash:
Depreciation, depletion and amortization	85.8	—	—	—	(6.1)	—	—	—	—	—	79.7	(20.5)	59.2
Writedown of property, plant and equipment	14.6	—	—	—	—	—	—	—	—	—	14.6	—	14.6
Writedown of marketable securities and long-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain on sale of assets	(1.2)	—	—	—	—	—	—	—	—	—	(1.2)	—	(1.2)
Future income and mining taxes	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred revenue realized	(17.7)	—	—	—	—	—	—	3.9	—	—	(13.8)	—	(13.8)
Site restoration cost accruals	1.9	—	—	—	—	—	—	—	—	—	1.9	(0.4)	1.5
Share in loss of investee companies	2.2	—	—	—	—	—	—	—	—	—	2.2	0.8	3.0
Interest on convertible debentures	—	—	(1.3)	—	—	—	—	—	—	—	(1.3)	—	(1.3)
Unrealized foreign exchange gains on convertible debentures	—	(6.3)	—	—	—	—	—	—	—	—	(6.3)	—	(6.3)

	53.8	—	(5.4)	—	—	—	—	—	—	—	48.4	(20.1)	28.3
Proceeds on restructuring of gold forward sales contracts	21.6	—	—	—	—	—	—	—	—	—	21.6	—	21.6
Site restoration cash expenditures	(7.1)	—	—	—	—	—	—	—	—	—	(7.1)	—	(7.1)
Changes in non-cash working capital items													—
Accounts receivable	5.1	—	—	—	—	—	—	—	—	—	5.1	(4.4)	0.7
Inventories	9.6	—	—	—	—	—	—	—	—	—	9.6	(4.7)	4.9
Marketable securities	—	—	—	—	—	—	—	—	—	—	—	—	—
Accounts payable and accrued liabilities	(8.0)	—	—	—	—	—	—	—	—	—	(8.0)	1.7	(6.3)
Effect of exchange rate changes on cash	(0.5)	—	—	—	—	—	—	—	—	—	(0.5)	—	(0.5)

Cash flow provided from operating activities	74.5	—	(5.4)	—	—	—	—	—	—	—	69.1	(27.5)	41.6

Financing:
Issuance of common shares	5.4	—	—	—	—	—	—	—	—	—	5.4	—	5.4
Reduction of debt component of convertible debentures	(5.4)	—	5.4	—	—	—	—	—	—	—	—	—	—
Repayment of debt	(46.5)	—	—	—	—	—	—	—	—	—	(46.5)	34.6	(11.9)
Dividends on convertible preferred shares of subsidiary company	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow used in financing activities	(46.5)	—	5.4	—	—	—	—	—	—	—	(41.1)	34.6	(6.5)

Investing:
Additions to property, plant and equipment	(30.4)	—	—	—	—	—	—	—	—	—	(30.4)	0.4	(30.0)
Business acquisitions, net of cash acquired	(1.2)	—	—	—	—	—	—	—	—	—	(1.2)	—	(1.2)
Long-term investments and other assets	2.1	—	—	—	—	—	—	—	—	—	2.1	4.3	6.4
Proceeds from the sale of property, plant and equipment	1.8	—	—	—	—	—	—	—	—	—	1.8	—	1.8
Decrease (increase) in restricted cash	2.9	—	—	—	—	—	—	—	(3.2)	—	(0.3)	—	(0.3)

			Elimination	Additional	Reduction		Unrealized
		Recognition	of effects of	writedown	in depreciation,		gains on
		of deferred	recognition	of property,	depletion		marketable			Reclassification	Under
		exchange	of equity	plant and	and	Reversal	securities	Adoption		of	U.S. GAAP	To
		gains on	component	equipment	amortization	of 1991	and	of		Cumulative	before	adjust to
	Under	convertible	of convertible	under	under	deficit	long-term	SFAS	Flow through	Translation	adjusting to	equity	Under
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	133	shares	Adjustments	equity basis	basis	U.S. GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(e)	(f)	(i)	(k)	(j) and (k)	(Restated-
													Note
													20(k))
Cash flow used in investing activities	(24.8)	—	—	—	—	—	—	—	(3.2)	—	(28.0)	4.7	(23.3)

Increase (decrease) in cash and cash equivalents	3.2	—	—	—	—	—	—	—	(3.2)	—	—	11.8	11.8
Cash and cash equivalents, beginning of year	77.8	—	—	—	—	—	—	—	(1.4)	—	76.4	(17.3)	59.1

Cash and cash equivalents, end of year	$81.0	$—	$—	$—	$—	$—	$—	$—	$(4.6)	$—	$76.4	$(5.5)	$70.9

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2000

			Elimination	Additional			Unrealized
		Recognition	of effects of	writedown	Reduction		gains on
		of deferred	recognition	of property,	in depreciation,		marketable			Reclassification	Under
		exchange	of equity	plant and	depletion	Reversal	securities	Adoption		of	U.S. GAAP	To
		gains on	component	equipment	and amortization	of 1991	and	of		Cumulative	before	adjust to
	Under	convertible	of convertible	under	under	deficit	long-term	SFAS	Flow through	Translation	adjusting to	equity	Under
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	133	shares	Adjustments	equity basis	basis	U.S. GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(e)	(f)	(i)	(k)	(j) and (k)	(Restated-
													Note
													20(k))
Net inflow (outflow) of cash related to the following activities:
Operating:
Loss for the year before dividends on convertible preferred shares of subsidiary company	$(119.2)	$5.7	$(4.9)	$3.9	$7.7	$—	$—	$—	$—	$—	$(106.8)	$—	$(106.8)
Items not affecting cash:
Depreciation, depletion and amortization	93.2	—	—	—	(7.7)	—	—	—	—	—	85.5	(26.0)	59.5
Writedown of property, plant and equipment	72.1	—	—	(3.9)	—	—	—	—	—	—	68.2	—	68.2
Interest expense on long-term liabilities	13.1	—	—	—	—	—	—	—	—	—	13.1	—	13.1
Gain on sale of assets	(4.1)	—	—	—	—	—	—	—	—	—	(4.1)	—	(4.1)
Future income and mining taxes	(3.5)	—	—	—	—	—	—	—	—	—	(3.5)	—	(3.5)
Deferred revenue realized	(13.5)	—	—	—	—	—	—	—	—	—	(13.5)	—	(13.5)
Site restoration cost accruals	2.6	—	—	—	—	—	—	—	—	—	2.6	(0.7)	1.9
Share in loss of investee companies	9.4	—	—	—	—	—	—	—	—	—	9.4	4.2	13.6
Interest on convertible debentures	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized foreign exchange gains on convertible debentures	—	(5.7)	—	—	—	—	—	—	—	—	(5.7)	—	(5.7)

	50.1	—	(4.9)	—	—	—	—	—	—	—	45.2	(22.5)	22.7
Proceeds on restructuring of gold forward sales contracts	4.7	—	—	—	—	—	—	—	—	—	4.7	—	4.7
Site restoration cash expenditures	(9.6)	—	—	—	—	—	—	—	—	—	(9.6)	—	(9.6)
Changes in non-cash working capital items				—									—
Accounts receivable	5.7	—	—	—	—	—	—	—	—	—	5.7	3.3	9.0
Inventories	0.6	—	—	—	—	—	—	—	—	—	0.6	(4.7)	(4.1)
Marketable securities	4.8	—	—	—	—	—	—	—	—	—	4.8	—	4.8
Accounts payable and accrued liabilities	(8.3)	—	—	—	—	—	—	—	—	—	(8.3)	0.5	(7.8)
Effect of exchange rate changes on cash	(0.2)	—	—	—	—	—	—	—	—	—	(0.2)	—	(0.2)

Cash flow provided from operating activities	47.8	—	(4.9)	—	—	—	—	—	—	—	42.9	(23.4)	19.5

Financing:
Issuance of common shares	3.2	—	—	—	—	—	—	—	—	—	3.2	—	3.2
Repurchase of common shares	(5.3)	—	—	—	—	—	—	—	—	—	(5.3)	—	(5.3)
Reduction of debt component of convertible debentures	(4.9)	—	4.9	—	—	—	—	—	—	—	—	—	—
Repayment of debt	(26.4)	—	—	—	—	—	—	—	—	—	(26.4)	19.4	(7.0)
Dividends on convertible preferred shares of subsidiary company	(3.4)	—	—	—	—	—	—	—	—	—	(3.4)	—	(3.4)

Cash flow used in financing activities	(36.8)	—	4.9	—	—	—	—	—	—	—	(31.9)	19.4	(12.5)

			Elimination	Additional			Unrealized
		Recognition	of effects of	writedown	Reduction		gains on
		of deferred	recognition	of property,	in depreciation,		marketable			Reclassification	Under
		exchange	of equity	plant and	depletion	Reversal	securities	Adoption		of	U.S. GAAP	To
		gains on	component	equipment	and amortization	of 1991	and	of		Cumulative	before	adjust to
	Under	convertible	of convertible	under	under	deficit	long-term	SFAS	Flow through	Translation	adjusting to	equity	Under
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	133	shares	Adjustments	equity basis	basis	U.S. GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(e)	(f)	(i)	(k)	(j) and (k)	(Restated-
													Note
													20(k))
Investing:
Additions to property, plant and equipment	(41.6)	—	—	—	—	—	—	—	—	—	(41.6)	1.6	(40.0)
Business acquisitions, net of cash acquired	—	—	—	—	—	—	—	—	—	—	—	—	—
Long-term investments and other assets	(7.4)	—	—	—	—	—	—	—	—	—	(7.4)	—	(7.4)
Proceeds from the sale of property, plant and equipment	4.8	—	—	—	—	—	—	—	—	—	4.8	—	4.8
Decrease (increase) in restricted cash	(2.9)	—	—	—	—	—	—	—	(1.4)	—	(4.3)	—	(4.3)

Cash flow used in investing activities	(47.1)	—	—	—	—	—	—	—	(1.4)	—	(48.5)	1.6	(46.9)

Increase (decrease) in cash and cash equivalents	(36.1)	—	—	—	—	—	—	—	(1.4)	—	(37.5)	(2.4)	(39.9)
Cash and cash equivalents, beginning of year	113.9	—	—	—	—	—	—	—	—	—	113.9	(14.9)	99.0

Cash and cash equivalents, end of year	$77.8	$—	$—	$—	$—	$—	$—	$—	$(1.4)	$—	$76.4	$(17.3)	$59.1

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 1999

			Elimination	Additional			Unrealized
		Recognition	of effects of	writedown	Reduction		gains on	Obligation
		of deferred	recognition	of property,	in depreciation,		marketable	for employee		Reclassification	Under
		exchange	of equity	plant and	depletion	Reversal	securities	future		of	U.S. GAAP	To
		gains on	component	equipment	and amortization	of 1991	and	benefits		Cumulative	before	adjust to
	Under	convertible	of convertible	under	under	deficit	long-term	other than	Flow through	Translation	adjusting to	equity	Under
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	pensions	shares	Adjustments	equity basis	basis	U.S. GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(e)	(f)	(i)	(k)	(j) and (k)	(Restated-
													Note
													20(k))
Net inflow (outflow) of cash related to the following activities:
Operating:
Loss for the year before dividends on convertible preferred shares of subsidiary company	$(233.8)	$(7.8)	$(4.4)	$20.5	$4.1	$—	$—	$—	$—	$—	$(221.4)	$—	$(221.4)
Items not affecting cash:
Depreciation, depletion and amortization	110.9	—	—	—	(4.1)	—	—	—	—	—	106.8	(26.2)	80.6
Writedown of property, plant and equipment	184.9	—	—	(20.5)	—	—	—	—	—	—	164.4	—	164.4
Writedown of marketable securities and long-term investments	4.6	—	—	—	—	—	—	—	—	—	4.6	—	4.6
Gain on sale of assets	(0.1)	—	—	—	—	—	—	—	—	—	(0.1)	—	(0.1)
Future income and mining taxes	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred revenue realized	(6.9)	—	—	—	—	—	—	—	—	—	(6.9)	—	(6.9)
Site restoration cost accruals	3.1	—	—	—	—	—	—	—	—	—	3.1	(0.9)	2.2
Share in loss of investee companies	0.3	—	—	—	—	—	—	—	—	—	0.3	3.4	3.7
Interest on convertible debentures	—	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized foreign exchange gains on convertible debentures	—	7.8	—	—	—	—	—	—	—	—	7.8	—	7.8

	63.0	—	(4.4)	—	—	—	—	—	—	—	58.6	(23.7)	34.9
Proceeds on restructuring of gold forward sales contracts	—	—	—	—	—	—	—	—	—	—	—	—	—
Site restoration cash expenditures	(6.3)	—	—	—	—	—	—	—	—	—	(6.3)	—	(6.3)
Changes in non-cash working capital items
Accounts receivable	10.1	—	—	—	—	—	—	—	—	—	10.1	12.8	22.9
Inventories	3.3	—	—	—	—	—	—	—	—	—	3.3	(3.9)	(0.6)
Marketable securities	(3.2)	—	—	—	—	—	—	—	—	—	(3.2)	—	(3.2)
Accounts payable and accrued liabilities	0.4	—	—	—	—	—	—	—	—	—	0.4	(9.9)	(9.5)
Effect of exchange rate changes on cash	2.2	—	—	—	—	—	—	—	—	—	2.2	—	2.2

Cash flow provided from operating activities	69.5	—	(4.4)	—	—	—	—	—	—	—	65.1	(24.7)	40.4

Financing:
Issuance of common shares	2.0	—	—	—	—	—	—	—	—	—	2.0	—	2.0
Repurchase of common shares	(7.5)	—	—	—	—	—	—	—	—	—	(7.5)	—	(7.5)
Reduction of debt component of convertible debentures	(4.4)	—	4.4	—	—	—	—	—	—	—	—	—	—
Repayment of debt	(14.7)	—	—	—	—	—	—	—	—	—	(14.7)	20.1	5.4
Dividends on convertible preferred shares of subsidiary company	(6.9)	—	—	—	—	—	—	—	—	—	(6.9)	—	(6.9)

Cash flow used in financing activities	(31.5)	—	4.4	—	—	—	—	—	—	—	(27.1)	20.1	(7.0)

			Elimination	Additional			Unrealized
		Recognition	of effects of	writedown	Reduction		gains on	Obligation
		of deferred	recognition	of property,	in depreciation,		marketable	for employee		Reclassification	Under
		exchange	of equity	plant and	depletion	Reversal	securities	future		of	U.S. GAAP	To
		gains on	component	equipment	and amortization	of 1991	and	benefits		Cumulative	before	adjust to
	Under	convertible	of convertible	under	under	deficit	long-term	other than	Flow through	Translation	adjusting to	equity	Under
	CDN GAAP	debentures	debentures	U.S. GAAP	U.S. GAAP	elimination	investments	pensions	shares	Adjustments	equity basis	basis	U.S. GAAP

		(a)	(a)	(b)	(b)	(c)	(d)	(e)	(f)	(i)	(k)	(j) and (k)	(Restated-
													Note
													20(k))
Investing:
Additions to property, plant and equipment	(44.0)	—	—	—	—	—	—	—	—	—	(44.0)	3.6	(40.4)
Business acquisitions, net of cash acquired	(35.0)	—	—	—	—	—	—	—	—	—	(35.0)	(1.4)	(36.4)
Long-term investments and other assets	(0.8)	—	—	—	—	—	—	—	—	—	(0.8)	—	(0.8)
Proceeds from the sale of property, plant and equipment	2.3	—	—	—	—	—	—	—	—	—	2.3	—	2.3
Decrease (increase) in restricted cash	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow used in investing activities	(77.5)	—	—	—	—	—	—	—	—	—	(77.5)	2.2	(75.3)

Increase (decrease) in cash and cash equivalents	(39.5)	—	—	—	—	—	—	—	—	—	(39.5)	(2.4)	(41.9)
Cash and cash equivalents, beginning of year	153.4	—	—	—	—	—	—	—	—	—	153.4	(12.5)	140.9

Cash and cash equivalents, end of year	$113.9	$—	$—	$—	$—	$—	$—	$—	$—	$—	$113.9	$(14.9)	$99.0

Consolidated statements of cash flows presented in accordance with U.S. GAAP would require the following changes from the consolidated statements of cash flows prepared in accordance with Canadian GAAP.

(i) A sub-total within the “cash flows provided from operating activities” sub-section is not permitted, therefore the reader should disregard the subtotals of $28.3 million, $22.7 million and $34.9 million for 2001, 2000 and 1999, respectively.

(ii) Within cash flows provided from operating activities, the determination should begin with “net loss”, instead of the “loss for the year before dividends on convertible preferred shares of subsidiary company”.

(iii) Under U.S. GAAP, the reduction of the debt component of convertible debentures is treated as interest expense and as a cash flow from operating activities. Under Canadian GAAP, the interest expense is classified as a financing activity.

(iv) Under U.S. GAAP, notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the Consolidated Balance Sheet dates are considered to be restricted and are not considered to be cash or cash equivalents.

Consolidated Statements of Comprehensive Loss: The Company’s statements of comprehensive loss under U.S. GAAP are as follows:

	2001	2000	1999

	Restated	Restated	Restated
	Note 20(k)	Note 20(k)	Note 20(k)
Net loss for the year under U.S. GAAP	$(32.5)	$(113.7)	$(228.3)
Change in currency translation adjustments	(5.6)	(5.8)	7.7
Change in unrealized (losses) gains on marketable securities and long-term investments(d)	4.5	(0.7)	3.3
Adoption of FSAS 133(e)	8.9	—	—

Comprehensive loss under U.S. GAAP	$(24.7)	$(120.2)	$(217.3)

(a) Under CDN GAAP, the convertible debentures described in Note 11 are accounted for in accordance with their substance and, as such, are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the entire principal amount of the convertible debentures of $122.8 million and $130.4 million in 2001 and 2000, respectively, is treated as debt with interest expense based on the coupon rate of 5.5%.

In addition, under CDN GAAP, the unrealized foreign exchange gains on the CDN dollar denominated debentures (see Note 11) are deferred and amortized over the term of the debentures. Effective January 1, 2002, CDN GAAP will no longer permit the deferral of unrealized foreign exchange gains and losses on the debt component of the debentures. Under U.S. GAAP, these gains are recognized in income currently along with exchange gains related to the portion of the convertible debentures included in equity under CDN GAAP.

(b) Following an evaluation of the Company’s property, plant and equipment on the basis set out in Notes 1 and 15, there would be a reduction in the loss in 2001, 2000 and 1999 of $nil, $3.9 million and $20.5 million, respectively. Cumulatively, as a result of applying

SFAS No. 121, property, plant and equipment is reduced and the deficit increased by $60.5 million. These differences arise from the requirement to discount future cash flows from impaired properties under U.S. GAAP and from using proven and probable reserves only. Under CDN GAAP, future cash flows from impaired properties are not discounted. Under U.S. GAAP, depreciation, depletion and amortization would be reduced by $6.1 million, $7.7 million and $4.1 million during 2001, 2000 and 1999, respectively to reflect the above and the requirement under U.S. GAAP to amortize capitalized costs over proven and probable reserves only.

(c) CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common shares with a corresponding offset to the accumulated deficit. This reclassification is not permitted by U.S. GAAP and would require in each subsequent year an increase in share capital and an increase in deficit of $5.3 million.

(d) Under CDN GAAP, unrealized gains (losses) on long-term investments and marketable securities are not recorded. Under U.S. GAAP, unrealized gains (losses) on long-term investments that are classified as securities available for sale of $4.6 million and $0.4 million at December 31, 2001 and December 31, 2000, respectively, and marketable securities of $0.3 million at December 31, 2001, are included as a component of comprehensive loss in the current period.

(e) Under CDN GAAP, derivatives hedging forecasted transactions are off-balance sheet until the hedged transaction is recorded. Realized gains and losses on derivatives that are closed out early are initially recorded as deferred revenue or deferred charges and are recorded as an adjustment to net loss when the original hedged transaction is recorded.

On January 1, 2001 the Company adopted FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), and the corresponding amendments under FASB Statement No. 138 (SFAS 138). SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. SFAS 138 amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation.

For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into other income when the hedged item affects other income. Changes in fair value of the derivative instruments used as economic instruments and ineffective portions of hedges are recognized in other income in the period incurred.

The adoption of SFAS 133 results in a cumulative decrease in deferred revenue of $9.6 million, a cumulative increase in other long-term liabilities of $4.6 million, a cumulative increase in net loss of $3.9 million, and a cumulative increase in other comprehensive income of $8.9 million for the year ended December 31, 2001. On adoption of SFAS 133, the Company did not complete the required designation and effectiveness assessments to achieve hedge accounting for the commodity derivatives hedging gold revenues and energy price risk, although the contracts are considered to be effective economic hedges and they were accounted for as hedges for CDN GAAP purposes. For U.S. GAAP only, these derivatives were carried at fair value with the changes in fair value recorded as an adjustment to net loss. Realized and unrealized derivatives gains and losses included in OCI on transition and during 2001 were reclassified into mining revenue for cash-flow hedges of forecasted commodity sales and foreign exchange (loss) gain for forecasted foreign currency revenues or expenses when the hedged forecasted revenue or expense is recorded. During the twelve months ended December 31, 2001, $11.6 million of derivative gains were reclassified out of other comprehensive income. The Company estimates that $5.6 million of net derivatives gains included in other comprehensive income will be reclassified into earnings within the next twelve months. There was no ineffectiveness recorded during the year.

The effect of the transition adjustment as of January 1, 2001, was an increase in assets of $10.7 million, a decrease in deferred revenue of $10.1 million, an increase in other long-term liabilities of $0.3 million, and an increase in other comprehensive income of $20.5 million.

Beginning January 2002, the Company met the required documentation requirements under SFAS 133 relating to the prospective and retrospective effectiveness assessments for the commodity derivatives; thus, these derivatives were designated as cash flow hedges. The effective portions of changes in fair values of these derivatives are now recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in fair value of cash flow hedges are recognized in earnings.

(f) Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using the deferral method in accordance with CDN GAAP. At the time of issue the funds received are recorded as share capital. Qualifying expenditure did not begin to be incurred until 2002.

For U.S. GAAP, the premium paid in excess of the market value of $1.1 million is credited to other liabilities and included in income over the period in which the Company incurs the qualified expenditures. At December 31, 2001, Kinross had not incurred the qualifying expenditure and therefore no tax benefits had been renounced.

Also, notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the Consolidated Balance Sheet dates are considered to be restricted and are not considered to be cash or cash equivalents under U.S. GAAP.

As at December 31, 2001 and 2000, unexpended flow-through funds were $4.6 million and $1.4 million, respectively.

(g) Effective January 1, 2000, CDN GAAP required the Company to accrue the expected cost of post-retirement benefits other than pensions during the years employees provided service to the Company. Under CDN GAAP the 2000 opening deficit was adjusted by $4.5 million to reflect this liability. The U.S. GAAP consolidated statements of operations reconciliation in 1999 includes a reconciling item since the expected cost of post-retirement benefits other than pensions were not accounted for in the primary financial statements under CDN GAAP.

(h) For purposes of this U.S. GAAP reconciliation, the terms “proven and probable reserves”, “exploration”, “development”, and “production” have the same meaning under both U.S. and Canadian GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both U.S. and Canadian GAAP. In addition, mining related costs are capitalized after proven and probable reserves have been designated under both U.S. and Canadian GAAP.

(i) Under Canadian GAAP, the unrealized translation gains and losses on the Company’s net investment in self-sustaining operations translated using the current rate method accumulate in a separate component of shareholders equity, described as cumulative translation adjustments on the consolidated balance sheet. Under U.S. GAAP, the unrealized foreign exchange gains and losses would not accumulate in a separate component of shareholders equity but rather as an adjustment to accumulated other comprehensive income.

     (j)   Joint venture accounting

The investments in Omolon, CMM and E-Crete are proportionately consolidated under Canadian GAAP. These investments are accounted for using the equity method under U.S. GAAP. The Company relies on an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F, which permits the Company to omit disclosure of differences arising from the use of proportionate consolidation. Each of the joint ventures listed, except Omolon, qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

With respect to Omolon, the Company has concluded that it does not meet the criteria outlined for the accommodation. Therefore, the financial information of Omolon has been disclosed using the equity method for U.S. GAAP purposes. Under the equity method, an investment in common shares is generally shown in the balance sheet of an investor as a single amount as “Investment in investee company”. Likewise, an investor’s share of earnings or losses from its investment is ordinarily shown in its income statement as a single amount as “Share of loss of investee company”.

     (k)  Restatement of U.S. GAAP reconciliation information

In preparing the U.S. GAAP reconciliation information for the years ended December 31, 2001, 2000 and 1999, the Company incorrectly interpreted the applicability of an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F. Pursuant to this incorrect interpretation, the Company did not reconcile its investment in Omolon, which is accounted for under the proportionate consolidation method pursuant to Canadian GAAP, to the equity method under U.S. GAAP. See note 20(j) above.

The effect of the restatement for U.S. GAAP purposes was as follows:

There was a decrease in total assets and the total liabilities of $14.2 million and $50.1 million, as at December 31, 2001 and 2000, respectively; total revenues decreased by $65.3 million, $66.3 million and $68.6 million for the years ended December 31, 2001, 2000 and 1999, respectively; and total expenses decreased by $60.8 million, $66.4 million and $69.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The effect of the reclassifications on the statement of cash flows for U.S. GAAP purposes were as follows: Cash flows from operating activities decreased by $27.5 million, $23.4 million and $24.7 million for the years ended December 31, 2001, 2000 and 1999, respectively; Cash flows from investing activities increased by $4.7 million, $1.6 million and $2.2 million for the years ended December 31, 2001, 2000 and 1999, respectively; and Cash flows from financing activities increased by $34.6 million, $19.4 million and $20.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The impact of the reclassification on specific line items on the balance sheet, statement of operations and statement of cash flows has been provided in more detail in the above tables.

Notwithstanding the change in individual asset, liability, income and expense amounts, there was no effect on the previously reported U.S. GAAP amounts for net loss, loss per share information and common shareholders’ equity for each of the years presented;

Stock-based compensation

For the purposes of this U.S. GAAP reconciliation, Kinross follows APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations, which results in a measurement of nil compensation expense at grant date of the stock options. Had compensation expense for the stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company’s net loss and loss per share under U.S. GAAP would have been increased by approximately $1.1 million or $NIL per share in 2001, $2.4 million or $0.01 share in 2000, and $3.0 million or $0.01 per share in 1999. The fair value of the options granted during 2001, 2000 and 1999 is estimated to be $1.1 million, $2.4 million and $3.0 million, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999: dividend yield of 0%; expected volatility of 61%, 57% and 57%, respectively and an expected life of five years.

Recently issued accounting pronouncements

In June 2001, the FASB issued Statement No. 141, “Business Combinations” (SFAS 141), which supersedes APB Opinion No. 16, Business Combinations, and SFAS 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. Concurrently, the

Accounting Standards Board of Canada issued Handbook Section 1581, “Business Combinations”, which is consistent with SFAS 141. Those Statements will change the accounting for business combinations and goodwill. SFAS 141 and CICA Handbook Section 1581 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. These Statements also establish criteria for separate recognition of intangible assets acquired in a purchase business combination. These Statements also apply to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

In June 2001, the FASB issued Statement No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), which supersedes APB Opinion No. 17, Intangible Assets. Concurrently, the Accounting Standards Board of Canada issued Handbook Section 3062, “Goodwill and Other Intangible Assets”, which is consistent with SFAS 142. These Statements require that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The Statements are effective for fiscal years beginning after December 15, 2001, and are required to be applied at the beginning of an entity’s fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial applicable of these Statements (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which these Statements become effective: goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of these Statements. The Company has not yet determined the impact, if any, of these Statements on its financial statements.

In June 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 amends SFAS 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies”, and requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company has not yet determined the impact of this Statement on its financial statements.

In October 2001, the FASB issued Statement No. 144, “Accounting for the Impairment on Disposal of Long-lived Assets” (SFAS 144), which supersedes SFAS 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB 30’s requirement that discontinued operations be measured at net realizable value or that entities include under “discontinued operations” in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The Company has not yet determined the impact of this Statement on its financial statements.

In June 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This pronouncement is effective for exit or disposal activities that are initiated after December 31, 2002 and requires these costs to be recognized when the liability is incurred and not at project initiation. The Company is reviewing the provisions of the Statement, but has not yet determined the impact of this Statement on its financial statements.

21. CONTINGENCIES AND RELATED COMMITMENTS

The Company is subject to the considerations and risks of operating in Russia as a result of its 54.7% ownership of the Kubaka mine located in Far Eastern Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Russian tax legislation is subject to varying interpretations and frequent changes. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest, which can be significant. The fiscal periods remain open to review for three years by the tax and customs authorities with respect to tax liabilities.

The Company conducts business in Russia through its joint venture, Omolon which is owned 45.3% by Russian shareholders. An assignee of one of the Russian shareholders has asserted that the original issuance of shares to the shareholder was flawed due to failure to follow certain registration procedures. As a result the assignee claims the share issuance was null and void and therefore it should have its money returned with compound interest. The total claim is for approximately $46.0 million. The Company has been advised by its counsel that Omolon has good defences available to it on the merits and is confident that Omolon will ultimately succeed in defending the lawsuit. However, the interpretation and application of the laws of the Russian Republic may be subject to policy changes reflecting domestic political changes or other considerations. Moreover, because of the developing nature of the Russian legal system and the fact that the interpretation and application of many laws are untested, it is difficult to predict with any degree of certainty how they may be interpreted and applied in a particular case. As a consequence, other or additional penalties or remedies may be imposed. These remedies may, in addition to imposing financial obligations, otherwise adversely affect the operations or status of Omolon.

The Company’s 50% owned Chilean mining company Compania Minera Maricunga (“CMM”) has entered into arbitration proceedings in Chile with the contractor that designed and built the mine. CMM contends that the contractor was negligent in both the design and the construction of the facility, and should be held responsible for the cost of repairs as well as lost profits. As part of the same proceedings, the contractor is seeking to recover costs that they allegedly incurred while building the mine and which, they claim, were outside their scope of work and responsibility. Although the outcome of the arbitration proceedings cannot be determined at the current time, management is of the opinion that the outcome will not have a material adverse affect on the financial position, results of operations or cash flows of the Company.

The Company’s 100% owned Chilean mining company, Compania Minera Kinam Guanaco (“CMKG”) has received a tax reassessment from the Chilean IRS. The reassessment is for $6.7 million disallowing certain deductions utilized by a third party. The Company believes this reassessment will be resolved with no material adverse affect to the financial position, results of operations or cash flows of the Company. In addition, the Company has been indemnified by the third party for an amount in excess of the claim.

In accordance with standard industry practice, the Company seeks to obtain bonding and other insurance in respect of its liability for costs associated with the reclamation of mine, mill and other sites used in its operations and against other environmental liabilities, including liabilities imposed by statute. Due to recent developments which have affected the insurance and bonding markets worldwide, such bonding and/or insurance may be difficult or impossible to obtain in the future or may only be available at significant additional cost. In the event that such bonding and/or insurance cannot be obtained by the Company or is obtainable only at significant additional cost, the Company may become subject to financial liabilities which may affect its financial resources.

The Company is also involved in legal proceedings and claims which arise in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

22. SUBSEQUENT EVENTS

(a) On February 4, 2002, the Company announced a cash tender offer to purchase up to 894,600 Kinam Preferred Shares which it does not already own for $16.00 per share. If all of the non-controlling shares are acquired the Company would pay $14.3 million in cash.

(b) On February 12, 2002, the Company issued 23,000,000 common shares from treasury for gross proceeds, before costs of the issue of $19.5 million. A portion of the proceeds of this offering will be used to finance the acquisition of the Kinam Preferred Shares owned by the non-controlling shareholders.

(c) On March 28, 2002, 652,992 Kinam Preferred Shares were tendered under the cash tender offer. After extending the offer an additional 17,730 Kinam Preferred Shares were tendered on April 4, 2002, leaving 223,878 or 12.2% of the issued and outstanding Kinam Preferred Shares held by non-affiliated shareholders. The Kinam Preferred Shares tendered had a book value of $36.5 million and were purchased by the Company for $10.7 million ($11.4 million including costs of the tender offer). The $25.1 million difference in value associated with these transactions was applied against the carrying value of certain property plant and equipment.

(d) The Company has been named as a defendant in a class action complaint filed on or about April 26, 2002 entitled Robert A. Brown et al. v. Kinross Gold U.S.A. Inc., et al. Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. The complaint names as defendants the Company, its subsidiary, Kinross Gold U.S.A. Inc., its subsidiary Kinam Gold Inc., and Robert M. Buchan. The complaint is based on claims arising out of the purchase of the Kinam Preferred Shares by the Company. The complaint seeks damages in cash or by the issuance of common shares of the Company. The Company believes this claim is without merit and plans to vigorously defend the litigation.

(e) The Company, TVX Gold Inc. (“TVX”) and Echo Bay Mines Ltd. (“Echo Bay”) have entered into a combination agreement dated June 10, 2002, as amended July 12, 2002 for the purpose of combining the ownership of their respective businesses. Echo Bay, a U.S. registrant, is required to clear the information circular with the Securities and Exchange Commission of the U.S. (“SEC”) before mailing to its shareholders. The draft information circular was filed with the SEC for review on July 16, 2002. The Company will provide shareholders with details of the transaction in an information circular to be mailed in connection with a special shareholders meeting once this process is finalized.

(f) Effective July 1, 2002, the Company formed a joint venture with a wholly owned subsidiary of Placer Dome Inc. (“Placer”). The formation of the joint venture combined the two companies gold mining operations in the Porcupine district in Timmins, Ontario, Canada. The ownership of this unincorporated joint venture is 51% by Placer and 49% by the Company. The joint venture operates pursuant to a contractual agreement and both parties receive their share of gold output in kind. Future capital, exploration, and operating costs will be funded in proportion to each party’s ownership interest. Placer contributed the Dome mine and mill and the Company contributed the Hoyle Pond, Nighthawk Lake and Pamour mines, exploration properties in the Porcupine district as well as the Bell Creek mill.

The formation of the joint venture has been accounted for as an exchange of non-monetary assets that does not represent the culmination of the earnings process, and accordingly, has been recorded at the carrying value of the assets contributed. The investment in the joint venture is being accounted for under Canadian GAAP using proportionate consolidation. For U.S. GAAP purposes, the Company has concluded it will account for this investment using the equity method, but for purposes of presentation of U.S. GAAP reconciliation information the Company will rely on an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F, which will permit the Company to omit disclosure of differences arising from the use of proportionate consolidation. The Company qualifies for this accommodation on the basis that the joint venture is an operating entity, the significant financial operating policies of which are, by contractual arrangement, jointly controlled by both parties having an equity interest in the joint venture.

(g) On September 13, 2002, the Company announced that Omolon was at an advanced stage of negotiating a settlement of an outstanding dispute between itself, several of its Russian shareholders and the Magadan Administration. Draft language of an agreement was being settled when one of the Russian shareholders obtained an order to freeze Omolon’s bank accounts and gold inventory in the total amount of the ruble equivalent of approximately $47 million pending final resolution of its lawsuit. Underlying the dispute were unpaid loans made by the Magadan Administration to Omolon’s Russian shareholders at the time Omolon was capitalized. In the face of the inability of these shareholders to repay the loans, there has been an effort to shift the burden of repayment to Omolon. Two Russian shareholders and the Magadan Administration on behalf of a third Russian shareholder have launched lawsuits against Omolon alleging that the shares they received were flawed as a result of registration deficiencies which therefore entitles such shareholders to return of their original investments with interest compounded thereon. These lawsuits have been encouraged by the Magadan Administration as the major creditor of these shareholders. Omolon continues to defend these lawsuits and is advised by counsel that it has good defences available to it.

On October 9, 2002, a written agreement in principle was executed by the representatives of the Government of the Russian Federation, the Magadan Administration, Omolon and its two major shareholders (collectively, the “Parties”) setting forth their agreement in principle to resolve the lawsuits by such shareholders pending against Omolon and to repay loans due to the Magadan Administration. In accordance with the terms of the agreement in principle, Omolon would purchase the outstanding shares currently held by all of its Russian shareholders for the ruble equivalent of $45.4 million and the Magadan Administration would ensure that all of the shares held by the Russian shareholders will be tendered.

Omolon’s appeal of the court decision which froze its bank accounts, resulted, on October 14, 2002, in the court ruling that the amount of the assets covered by the arrest order should be lowered to the ruble equivalent of approximately $22.3 million. Subsequently, Omolon’s accounts in four banks and all of its gold inventory were released from the arrest order.

On October 21, 2002, the Parties executed an additional written agreement in principle reflecting their understanding with respect to the mechanics of the redemption of the shares and settlement of the pending lawsuits. The implementation of both the October 9 and the October 21 agreements in principle has already begun, and it is expected that the entire transaction should be completed by the end of December 2002. Assuming that all Russian shareholders tender their shares, Omolon would become a 100%-owned subsidiary of the Company and, consistent with its accounting policies, the Company will commence accounting for its investment in Omolon on a consolidated basis for both Canadian and U.S. GAAP.

Given the risks associated with the political, legal and economic uncertainties that exist in Russia, the Company will continue to monitor its ability to determine Omolon’s strategic operating, investing and financing policies without the cooperation of others. If the Company concludes that it no longer has the ability to exercise the requisite control over Omolon, it will cease consolidation and account for its investment in Omolon either on the equity or cost basis, depending on its assessment of its level of control at that time. The risks of operating in Russia are more fully disclosed in Note 21. There is no assurance that all of these shares will be tendered and purchased.

TVX GOLD INC.

INTERIM FINANCIAL STATEMENTS
For the nine month period ended September 30, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands of United States dollars, except per share amounts) (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Revenue	$46,480	$40,061	$135,683	$119,312

Mine Operating Costs
Cost of sales	29,356	25,839	89,569	79,922
Depletion and depreciation	7,991	10,784	24,566	29,806

	37,347	36,623	114,135	109,728

Earnings Before the Undernoted	9,133	3,438	21,548	9,584

Other Expenses (Income)
Corporate administration	1,927	1,916	4,748	6,854
Interest expense	157	989	551	3,214
Exploration	986	357	2,708	2,492
Transaction costs	592	—	2,478	—
Foreign exchange loss	1,064	2,342	3,693	4,199
Interest income	(750)	(1,293)	(3,091)	(4,978)
Other, net	(1,103)	932	(2,785)	178

	2,873	5,243	8,302	11,959

Earnings (loss) before the undernoted	6,260	(1,805)	13,246	(2,375)
Income taxes	1,421	2,368	2,441	1,410
Minority interests and participation rights (note 8)	2,911	(3,063)	6,568	(3,864)

Net Earnings (loss)	$1,928	$(1,110)	$4,237	$79

Earnings per share (restated — note 4)	$0.04	$1.02	$0.11	$2.13

Diluted earnings per share (restated — note 4)	$0.04	$1.02	$0.10	$2.13

TVX GOLD INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(thousands of United States dollars) (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Deficit, beginning of period	$(454,122)	$(226,981)	$(456,431)	$(221,837)
Net earnings (loss) for the period	1,928	(1,110)	4,237	79
Accretion of convertible notes	—	(333)	—	(6,666)

Deficit, end of period	$(452,194)	$(228,424)	$(452,194)	$(228,424)

TVX GOLD INC.

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars) (Unaudited)

	September 30, 2002	December 31, 2001

ASSETS
Current assets
Cash and cash equivalents	$108,472	$16,568
Short-term investments	4,187	28,740
Accounts receivable	22,376	25,739
Inventories	21,184	24,299

	156,219	95,346
Mining property, plant and equipment	227,069	237,262
Restricted cash	9,121	16,615
Export prepayment contracts (note 6)	—	66,983
Deferred charges	4,980	182
Deferred income taxes	12,262	12,473
Other assets	23,433	29,434

	$433,084	$458,295

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$25,582	$28,266
Current portion of long-term debt	2,250	15,401
Current portion of deferred revenue	6,131	5,332

	33,963	48,999
Long-term debt	—	58,832
Other liabilities	23,665	22,943
Deferred income taxes	20,123	20,948

	77,751	151,722
Minority interests and participation rights	129,756	132,088

	207,507	283,810

Shareholders’ Equity
Capital stock	641,516	594,661
Contributed surplus	36,255	36,255
Deficit	(452,194)	(456,431)

	225,577	174,485

	$433,084	$458,295

TVX GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars) (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Operating Activities
Net earnings (loss)	$1,928	$(1,110)	$4,237	$79
Non-cash items:
Depletion and depreciation	7,991	10,784	24,566	29,806
Gain on sale of other assets	(373)	—	(1,675)	—
Deferred income taxes	(216)	(3,517)	(605)	(5,220)
Minority interests and participation rights	2,911	(3,063)	6,568	(3,864)
Other	(478)	1,748	497	1,583
Deferred revenue	(1,334)	(1,922)	(3,999)	(4,596)
Net proceeds from hedge book restructuring	—	16,801	—	16,801

	10,429	19,721	29,589	34,589
Change in working capital	2,776	5,157	1,982	1,340

Cash provided by operating activities	13,205	24,878	31,571	35,929

Investing Activities
Mining property, plant and equipment	(4,110)	(7,623)	(12,898)	(20,615)
Decrease (increase) in restricted cash	7,499	(1,270)	7,494	(2,140)
Purchases of short-term investments	(2,281)	(19,193)	(28,748)	(37,949)
Sales and maturities of short-term investments	10,477	12,323	53,301	74,132
Payment of receivable from High River Gold Mines Ltd.	179	1,168	2,794	1,999
Export prepayment contracts	—	—	—	(25,848)
Proceeds from sale of other assets	618	—	4,495	—
Other	1,005	948	940	(142)

Cash provided by (used for) investing activities	13,387	(13,647)	27,378	(10,563)

Financing Activities
Gold-linked convertible notes	—	(3,568)	—	(9,173)
Common shares	363	(2,234)	46,855	(2,234)
Minority interest dividends	(5,400)	—	(8,900)	(16,916)
Debenture payable	—	—	—	(26,855)
Long-term debt	(3,000)	(19,880)	(5,000)	474

Cash provided by (used for) financing activities	(8,037)	(25,682)	32,955	(54,704)

Increase (decrease) in cash and cash equivalents	18,555	(14,451)	91,904	(29,338)
Cash and cash equivalents, beginning of period	89,917	34,409	16,568	49,296

Cash and cash equivalents, end of period	$108,472	$19,958	$108,472	$19,958

TVX GOLD INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
September 30, 2002
(United States dollars, unless otherwise stated. All amounts are expressed in thousands, except number of shares and per share amounts, unless otherwise stated)

1.  Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“GAAP”) for interim financial information. Accordingly, these interim consolidated financial statements do not include all information and note disclosures required under GAAP and they should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2001. The interim financial statements follow the same accounting policies and methods of their application as the most recent consolidated annual financial statements except for the adoption of new standards described in note 3.

2.  Business Combination

During the second quarter, the Company, Kinross Gold Corporation and Echo Bay Mines Ltd. entered into an agreement to combine their respective companies while concurrently acquiring Newmont’s interest in the TVX Newmont joint entity. The combination is subject to regulatory and shareholder approval. TVX shareholders will receive 6.5 shares of Kinross for every common share of TVX that they hold at the time of the final approval of the combination. Similar to other transactions of this nature the Company could be subject to break fees of up to Cdn$28 million and other transaction expenses should the transaction not close.

3.  Changes in Accounting Policies

Effective January 1, 2002, the Company adopted a new accounting standard issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to stock-based compensation and other stock-based payments. This new standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, or, alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings. The Company has elected to disclose pro forma net earnings and earnings per share data for options granted after January 1, 2002. Therefore, there is no effect of adopting this standard on the Company’s results of operations and financial position.

Also, effective January 1, 2002, the Company adopted retroactively a new CICA accounting standard in respect of foreign currency translation that eliminates the deferral and amortization of currency translation adjustments related to long-term monetary items with a fixed and ascertainable life. There is no impact on the Company’s results of operations and financial position as a result of adoption of this new standard.

4.  Common Shares and Earnings Per Share

Basic earnings per share is computed by dividing the earnings applicable to common shares for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the earnings applicable to common shares for the period by the weighted average number of common shares outstanding had potentially dilutive common shares been issued.

Effective June 30, 2002, the Company consolidated its common shares on a ten (10) old for one (1) new basis. All earning per share, share capital, share options and warrant data in the consolidated financial statements have been restated to reflect the share consolidation.

The number of common shares outstanding at September 30, 2002 was 43,145,008 (December 31, 2001 — 35,722,353).

At September 30, 2002, the Company had 906,695 stock options and 8,000 warrants outstanding.

Basic earnings per share is computed as follows:

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

	Restated			Restated

	(in thousands except per share amounts)
Basic earnings per share
Net earnings (loss)	$1,928	$(1,110)	$4,237	$79
Increase from the settlement of the Gold-linked convertible Notes	—	34,729	—	34,729
Interest accretion on Gold-linked convertible Notes	—	(278)	—	(5,559)
Amortization of issuance costs	—	(55)	—	(1,107)

Net earnings applicable to common shares	$1,928	$33,286	$4,237	$28,142

Weighted average common shares outstanding (000s)	43,120	32,577	40,316	13,229

Basic earnings per common share(1)	0.04	1.02	0.11	2.13

Diluted earnings per share
Net earnings applicable to common shares, assuming dilution	1,928	33,286	4,237	28,142

Weighted average common shares outstanding (000s)	43,120	32,577	40,316	13,229
Dilutive effect of stock options	544	—	421	—

	43,664	32,577	40,737	13,229

Diluted earnings per common share	0.04	1.02	0.10	2.13

(1)	The Company has restated its earnings (loss) per share for the nine-month period ended September 30, 2001 from $(0.50) per share to $2.13 per share (three-months ended September 30, 2001 from $(0.04) to $1.02) to include, for the purposes of the loss per share calculation, the increase in contributed surplus resulting from the settlement of the gold-linked notes, described in Note 9 to the consolidated financial statements for the year ended December 31, 2001, in the determination of the loss applicable to common shares. There has been no change in the amount reported as loss for the year ended December 31, 2001 and the periods ended September 30, 2001.

5.  Commitments and Contingencies

a) Alpha Group Litigation

The Ontario Court (General Division) issued its judgement in connection with the claim against TVX Gold Inc. (TVX) by three individuals (collectively the “Alpha Group”) on October 14, 1998 relating to TVX’s interest in the Hellenic Gold mining assets in Greece (the “Hellenic Gold Assets”).

The Court rejected full ownership and monetary damages claims but did award the Alpha Group a 12% carried interest and a right to acquire a further 12% participating interest in the Hellenic Gold Assets. TVX filed a notice to appeal and the Alpha Group filed a notice of cross-appeal.

Subsequent to the trial decision, the Company received notification of two actions commenced by 1235866 Ontario Inc. (“1235866”) the successor to Curragh Inc. (“Curragh”), Mineral Services Limited (“Mineral”) and Curragh Limited (“Curragh Ltd.”) against the Alpha Group, and others, in Ontario and English Courts, in relation to the claim by the Alpha Group against the Company for an interest in the Hellenic Gold Assets.

On July 28, 1999, the Company entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of the Company’s interest in the Hellenic Gold Assets. 1235866 agreed not to pursue any claim against the Company for an interest in the Hellenic Gold Assets beyond the interest which had been awarded to the Alpha Group. In the event that 1235866 is successful in its claim against the Alpha Group, 1235866 would be entitled to a 12% carried interest as defined in the agreement (being an economic interest) and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by the Company and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic Gold Assets up to the date of the exercise.

The Company’s appeal, the Alpha Group cross-appeal and the 1235866 motion were all heard on February 17, 18 and 25, 2000. By judgement released on June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, essentially upheld the trial decision, rejected the Alpha Group cross-appeal and denied the 1235866 motion for a new trial. 1235866 continues its separate action against the Alpha Group.

TVX and the Alpha Group have been unable to agree on the definition and application of the interests awarded in the trial judgement. Accordingly, in June, 2001, a new action was commenced between the Alpha Group and TVX to clarify the award. At this time, TVX is unable to determine the impact, if any, of an adverse result.

b) Litigation in Greece

On March 1, 2002, the Conseil d’Etat, the Greek Supreme Court, issued its judgment, which annulled the purportedly valid permits issued by the Greek Government to TVX Hellas with respect to the Olympias project. Given the Court decision prohibiting the development, the Company is reviewing all of its options, including possible legal actions, in an attempt to recover its investments in Greece. As a result of the judgment, the Company wrote off the carrying value of Olympias during 2001.

On February 15, 2002, a new mining permit, allowing for the continuation of mining beneath the village of Stratoniki was issued to TVX Hellas. A local action group filed a Petition of Annulment against the Greek Government to have the new permit annulled. This action was heard on June 7, 2002 and the Court has not yet released a decision. At this time, TVX is unable to determine the impact, if any, of an adverse result.

c) Hellenic Gold commitments

Pursuant to the acquisition contract of the Hellenic Gold assets in 1995 the Company has the obligation to fulfill the following: (1) Gold Plant Guarantee — the Company is obligated to construct a gold plant within two years from receiving all applicable licenses, which may be extended by a further eight months under certain circumstances. The Company pledged $7.5 million to satisfy a GRD2.6 billion guarantee; (2) employment must be offered by the construction contractor to 150 former employees of Hellenic Gold for a period of 18 months, during the construction of the gold plant; (3) the Company is also obligated to employ at least 477 employees for a period of 10 years to maintain its eligibility for government grants. In August 2002, the Greek government returned the letter of guarantee to the Company in connection with the commitment to construct a gold plant at Olympias. As a result, the $7.5 million pledge was released.

d) Brasilia mine

A legal action has been commenced with RTZ Brazil regarding the interpretation of the Shareholders Agreement governing the Brasilia mine. RTZ Brazil alleges that rights of first refusal were triggered by the TVX Normandy transaction in 1999 and by the resignation of TVX’s former Chairman and Chief Executive Officer in 2001. RTZ Brasil has purported to terminate the Shareholders Agreement. The TVX Newmont entity (formerly TVX Normandy), does not agree with the interpretation and was successful in bringing an injunction against RTZ Brazil, preventing the Shareholders Agreement from being terminated and preserving the status quo until the actual dispute is heard and ultimately decided. At this time, TVX is unable to determine the impact, if any, of an adverse result.

6.  Export prepayment contracts

During June 2002, under an Amended and Restated Debt Assumption Agreement, long-term debt in an amount of $66,983 was legally extinguished. Consequently, the debt and the related export prepayment contract balances were removed from the consolidated balance sheet in a non-cash transaction.

7.  Segmented Information

Nine months ended September 30, 2002

(US$ thousands)

					New	Stratoni	Greece	Corporate/
	La Coipa	Brasília	Crixás	Musselwhite	Britannia	Operations	Development	Others	Total

Revenue	32,700	26,524	22,379	13,917	14,088	21,986	—	4,089	135,683

Cost of sales	25,052	13,977	7,544	10,579	8,936	23,481	—	—	89,569
Depletion and depreciation	8,964	4,480	3,861	2,455	2,961	1,781	—	64	24,566

	34,016	18,457	11,405	13,034	11,897	25,262	—	64	114,135

Earnings (loss) from operations before the undernoted	(1,316)	8,067	10,974	883	2,191	(3,276)	—	4,025	21,548

Corporate administration	—	—	—	—	—	—	—	4,748	4,748
Interest expense	146	137	192	—	—	—	—	76	551
Exploration	347	—	368	613	800	—	—	580	2,708
Transaction costs	—	—	—	—	—	—	—	2,478	2,478
Foreign exchange (gain) loss	(456)	5,100	311	324	(28)	707	—	(2,265)	3,693
Interest income	(20)	(1,213)	(524)	(28)	—	—	—	(1,306)	(3,091)
Other, net	(141)	(12)	81	24	—	—	—	(2,737)	(2,785)

	(124)	4,012	428	933	772	707	—	1,574	8,302

Earnings (loss) before the undernoted	(1,192)	4,055	10,546	(50)	1,419	(3,983)	—	2,451	13,246
Income taxes (recovery)	556	(471)	992	—	—	—	—	1,364	2,441
Minority interests and participation rights	(874)	2,263	4,777	(25)	710	—	—	(283)	6,568

Net earnings (loss)	(874)	2,263	4,777	(25)	709	(3,983)	—	1,370	4,237

Cash and cash equivalents	4,021	1,032	4,962	364	34	618	—	97,441	108,472
Mining property, plant and equipment expenditures	1,965	1,874	2,530	3,802	1,199	1,513	—	15	12,898
Mining property, plant and equipment	65,725	62,156	24,387	47,583	7,849	4,218	15,000	151	227,069
Total assets	77,626	78,867	33,431	51,309	10,929	13,493	15,000	152,429	433,084

Nine months ended September 30, 2001

(US$ thousands)

					New	Stratoni	Greece	Corporate/
	La Coipa	Brasília	Crixás	Musselwhite	Britannia	Operations	Development	Others	Total

Revenue	29,699	19,202	20,305	15,160	11,919	18,736	—	4,291	119,312

Cost of sales	22,538	13,561	8,024	10,815	8,190	16,794	—	—	79,922
Depletion and depreciation	10,768	5,078	3,725	4,514	4,457	1,096	—	168	29,806

	33,306	18,639	11,749	15,329	12,647	17,890	—	168	109,728

Earnings (loss) from operations before the undernoted	(3,607)	563	8,556	(169)	(728)	846	—	4,123	9,584

Corporate administration	—	—	—	—	—	—	—	6,854	6,854
Interest expense	267	564	417	—	—	—	—	1,966	3,214
Exploration	278	—	70	441	348	—	—	1,355	2,492
Foreign exchange (gain) loss	—	3,715	1,391	101	48	—	—	(1,056)	4,199
Interest income	(17)	(1,410)	(805)	(42)	—	—	—	(2,704)	(4,978)
Other, net	635	(2)	7	1	—	—	—	(463)	178

	1,163	2,867	1,080	501	396	—	—	5,952	11,959

Earnings (loss) before taxes	(4,770)	(2,304)	7,476	(670)	(1,124)	846	—	(1,829)	(2,375)
Income taxes (recovery)	(358)	(525)	979	—	—	—	—	1,314	1,410
Minority interests and participation rights	(2,206)	(890)	3,249	(335)	(562)	—	—	(3,120)	(3,864)

Net earnings (loss)	(2,206)	(889)	3,248	(335)	(562)	846	—	(23)	79

Mining property, plant and equipment expenditures	5,294	1,468	2,094	2,615	1,021	2,792	5,243	88	20,615

Three months ended September 30, 2002

(US$ thousands)

					New	Stratoni	Greece	Corporate/
	La Coipa	Brasília	Crixás	Musselwhite	Britannia	Operations	Development	Others	Total

Revenue	11,112	10,280	7,785	4,518	4,613	6,838	—	1,334	46,480

Cost of sales	8,211	4,403	2,275	3,571	2,945	7,951	—	—	29,356
Depletion and depreciation	2,935	1,640	1,367	259	1,129	641	—	20	7,991

	11,146	6,043	3,642	3,830	4,074	8,592	—	20	37,347

Earnings (loss) from operations before the undernoted	(34)	4,237	4,143	688	539	(1,754)	—	1,314	9,133

Corporate administration	—	—	—	—	—	—	—	1,927	1,927
Interest expense	35	45	44	—	—	—	—	33	157
Exploration	206	—	225	158	239	—	—	158	986
Transaction costs	—	—	—	—	—	—	—	592	592
Foreign exchange (gain) loss	(283)	2,644	(149)	424	35	—	—	(1,607)	1,064
Interest income	(9)	(103)	(126)	(13)	—	—	—	(499)	(750)
Other, net	(52)	1	79	14	—	—	—	(1,145)	(1,103)

	(103)	2,587	73	583	274	—	—	(541)	2,873

Earnings (loss) before the undernoted	69	1,650	4,070	105	265	(1,754)	—	1,855	6,260
Income taxes (recovery)	474	(174)	275	—	—	—	—	846	1,421
Minority interests and participation rights	(202)	912	1,897	53	133	—	—	118	2,911

Net earnings (loss)	(203)	912	1,898	52	132	(1,754)	—	891	1,928

Mining property, plant and equipment expenditures	686	934	404	866	426	794	—	—	4,110

Three months ended September 30, 2001

(US$ thousands)

					New	Stratoni	Greece	Corporate/
	La Coipa	Brasília	Crixás	Musselwhite	Britannia	Operations	Development	Others	Total

Revenue	10,953	6,352	6,977	5,292	4,293	5,128	—	1,066	40,061

Cost of sales	7,841	4,477	2,537	3,928	2,761	4,295	—	—	25,839
Depletion and depreciation	3,985	1,744	1,257	1,788	1,533	454	—	23	10,784

	11,826	6,221	3,794	5,716	4,294	4,749	—	23	36,623

Earnings (loss) from operations before the undernoted	(873)	131	3,183	(424)	(1)	379	—	1,043	3,438

Corporate administration	—	—	—	—	—	—	—	1,916	1,916
Interest expense	69	564	92	—	—	—	—	264	989
Exploration	73	—	22	30	170	—	—	62	357
Foreign exchange (gain) loss	—	1,990	667	83	(37)	—	—	(361)	2,342
Interest income	(3)	(145)	(392)	(27)	—	—	—	(726)	(1,293)
Other, net	183	2	11	1	—	—	—	735	932

	322	2,411	400	87	133	—	—	1,890	5,243

Earnings (loss) before taxes	(1,195)	(2,280)	2,783	(511)	(134)	379	—	(847)	(1,805)
Income taxes (recovery)	(68)	744	353	—	—	—	—	1,339	2,368
Minority interests and participation rights	(563)	(1,512)	1,215	(256)	(67)	—	—	(1,880)	(3,063)

Net earnings (loss)	(564)	(1,512)	1,215	(255)	(67)	379	—	(306)	(1,110)

Mining property, plant and equipment expenditures	883	504	938	1,518	287	879	2,529	85	7,623

Geographic segments are as follows:

(US$ thousands)

	Three months ended		Nine months ended

	September 30,	September 30,	September 30,	September 30,
	2002	2002	2001	2001

Revenue
Canada	10,465	10,651	32,094	31,370
Chile	11,112	10,953	32,700	29,699
Brazil	18,065	13,329	48,903	39,507
Greece	6,838	5,128	21,986	18,736

	46,480	40,061	135,683	119,312

	September 30,	December 31,
	2002	2001

Identifiable assets
Canada	102,762	108,576
Chile	82,205	88,430
Brazil	115,117	188,148
Greece	36,978	37,475
Others	96,022	35,666

	433,084	458,295

8.  Supplementary information on minority interests and participation rights

	Three months		Nine months
	ended		ended
	September 30		September 30

	2002	2001	2002	2001

Revenue	$19,821	$17,467	$56,849	$50,288
Mine Operating Costs	14,698	16,164	45,327	46,467
Other expenses	2,212	4,366	4,954	7,685
Minority interests and participation rights	$2,911	$(3,063)	$6,568	$(3,864)

9.  Differences between Canadian and United States generally accepted accounting principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which generally conform to generally accepted accounting principles in the United States (“US GAAP”) except for the following significant differences that affect the Company:

a)	Under Canadian GAAP, the gold linked convertible notes (“Notes”) were accounted for under a components approach whereby the Notes were presented with both liability and equity components. Under US GAAP, these Notes were treated as long-term debt and all interest amounts (to the extent not capitalized to development projects) and amortization of debt issue costs were included in income.

On July 10, 2001, the Company completed the conversion of the Notes into 32,150,118 common shares of the Company valued at $211,761.

As explained above, prior to the conversion, the Notes were accounted for under a components approach under Canadian GAAP. The effects of the conversion under Canadian GAAP are described in Note 9 to the consolidated financial statements of the Company at December 31, 2001.

Under US GAAP, these Notes were treated as long-term debt. In accordance with US GAAP, an extraordinary gain of $34,181 net of income taxes of $nil, was recorded on this extinguishment of debt. The gain is comprised of the difference between the carrying value of the Notes and the value of the common shares issued less related transaction costs and the write-off of unamortized debt issue costs.

b)	Under US GAAP, start-up costs are expensed as incurred. Under Canadian GAAP, start-up costs are deferred and amortized over the mine life.

c)	Under Canadian GAAP, capital assets are written down to net recoverable amount when the expected undiscounted future cash flows from their use are less than the asset carrying amount. Under US GAAP, when the expected undiscounted future cash flows show a deficiency, the asset is written down to fair value. Fair value has been estimated using discounted expected future cash flows.

An adjustment to deferred taxes resulted from this US GAAP adjustment.

d)	Under US GAAP, the components of changes in non-cash working capital are to be disclosed. They are as follows:

	Nine months
	ended
	September 30

	2002	2001

	$	$
Accounts receivable	3,363	3,640
Inventories	3,115	(456)
Accounts payable	(4,496)	(1,844)

	1,982	1,340

e)	Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (“the Standards”). These Standards require companies to record derivatives on the balance sheet as assets or liabilities, measured at their fair value. If the derivative is designated as a fair value hedge, the effective portions of the changes in the fair value of the derivative, and changes in the fair value of the hedged item attributable to the hedged risk, are recognized in the income statement. If the derivative is designated as a cash flow hedge, the effective portion of the changes in fair value of the derivative are recorded in other comprehensive income (“OCI”) and are recognized in the income statement when the hedged item is recognized. Accordingly, ineffective portions of the changes in the fair value of hedging instruments are recognized in earnings immediately. Gains or losses arising from hedging activities, including the ineffective portion, are reported in the same income statement caption as the hedged item. Gains and losses from derivative instruments for which hedge accounting is not applied are reported in other income.

Implementation of the Standards did not affect the Company’s cash flows or liquidity. The Standards are complex and subject to a potentially wide range of interpretations in their application. The Financial Accounting Standards Board (“FASB”) continues to consider several issues, and the potential exists for additional issues to be brought under its review. Therefore, if subsequent FASB interpretations of the Standards are different from the Company’s initial application, it is possible that the impact of the Company’s application of the Standards, as described above, will be modified.

In accordance with the transition provisions of the Standards, the Company recorded the following after-tax cumulative adjustments on January 1, 2001 as a result of recording all derivative financial instruments on the consolidated balance sheet at fair value:

a.	an increase in OCI of $17.5 million, net of future income taxes of $nil;

b.	an increase in assets of $12.5 million; and

          c.   a decrease in liabilities of $5 million

The Company has entered into the following types of derivative instruments:

                  i.   Certain gold put options, lease rate swaps and lead and zinc forward contracts

Prior to adoption of the Standards, these instruments were accounted for as cash flow hedges of future metals sales under both US and Canadian GAAP. On adoption of the Standards, the Company elected not to designate these contracts as hedges for US accounting purposes with the effect that the contracts were recognized at their fair value on January 1, 2001 with an offsetting amount in OCI. Changes in the fair value of these derivative instruments subsequent to January 1, 2001 have been reflected in current period earnings under US GAAP.

                  ii.   Written silver call options and certain gold put options

Prior to the adoption of the Standards, these derivative instruments were recorded at their fair value on the balance sheet with subsequent changes in fair value reflected in current period earnings. The adoption of the Standards did not result in any change in the accounting treatment for these derivative instruments and does not represent a US GAAP difference as the Company records these instruments at fair value for Canadian reporting purposes.

                  iii.  Foreign currency contracts

Prior to the adoption of the Standards, these contracts were recorded at their fair value in the balance sheet with subsequent changes in fair value reflected in current period earnings. The adoption of the Standards did not result in any change in the US accounting treatment for the contracts. Under Canadian GAAP, foreign currency contracts are recorded when the corresponding hedge-designated period is reached.

The Company estimates that $7.5 million of gains (September 30, 2001 — $7.7 million), net of future income taxes of $nil, will be reclassified from OCI to current period earnings within the next twelve months.

A reconciliation of changes in OCI attributed to hedging activities is as follows:

	September 30,

	2002	2001

	$	$
Hedging gains, net of future income taxes of $nil, beginning of period	10,985	—
Adjustment on implementation of SFAS 133	—	17,544

Hedging gains, net of future income taxes of $nil, beginning of period, restated	10,985	17,544
Hedging gains at beginning of period reclassified to earnings, net of future income taxes of $nil	6,019	4,921

Total hedging gains net of future income taxes of $nil	4,966	12,623

f)	The minority interests and participation rights adjustment arises from the minority interests and participation rights impacts of the US GAAP adjustments described in note 9.

g)	The La Coipa, Brasilia and Crixas mines are proportionately consolidated under Canadian GAAP. These mines would be accounted for under the equity method under US GAAP. However, an accommodation has been made under Item 17 of Form 20-F which permits the omission of differences in classification or display arising from the use of proportionate consolidation. Accordingly, no accounting adjustments required under the equity method have been provided.

h)	For purposes of this U.S. GAAP reconciliation, the terms “proven and probable reserves”, “exploration”, “development”, and “production” have the same meaning under both U.S. and Canadian GAAP.

Exploration costs incurred are expensed at the same point in time based on the same criteria under both U.S. and Canadian GAAP. In addition, mining related costs only are capitalized after proven and probable reserves have been designated under both U.S. and Canadian GAAP.

As a result of the above, the following would be US GAAP information for the nine-month periods ended September 30:

Income statement

	2002	2001

	$	$
Earnings in accordance with Canadian GAAP	4,237	79
Depletion and depreciation (b)	2,124	2,122
Interest expense (a)	—	(1,107)
Minority interests and participation rights (f)	(1,062)	(1,061)
Foreign exchange gain (loss) (e) (iii)	231	(1,758)
Other income (e) (i)	(3,374)	670

Earnings (loss) in accordance with US GAAP before extraordinary gain	2,156	(1,055)
Extraordinary gain (net of tax) (a)	—	34,181

Earnings (loss) under US GAAP	2,156	33,126

Basic and diluted earnings (loss) per share under US GAAP before extraordinary gain	0.05	(0.08)
Basic and diluted earnings per share under US GAAP	0.05	2.50

Balance sheet

	September 30,	December 31,
	2002	2001

	$	$
Current assets (e)	156,219	95,454
Deferred charges (e)	5,367	6,694
Mining property, plant and equipment (b),(c)	211,928	219,997
Current liabilities (e)	31,582	43,688
Deferred tax liability (c)	16,473	17,298
Long-term debt (a)	—	58,832
Minority interests and participation rights (f)	124,941	126,211
Contributed surplus (a)	1,526	1,526
Deficit	(426,338)	(428,494)
Other comprehensive income (e)	4,966	10,985

Statement of cash flows

	Nine months
	ended
	September 30,

	2002	2001

	$	$
Cash provided from operations	31,571	35,929
Cash provided by (used for) investing activities (a),(f)	27,378	(19,736)
Cash provided from (used for) financing activities (a)	32,955	(45,531)
Net cash, end of period	108,472	19,958

Accounting pronouncements

The Company will be adopting SFAS No. 143, “Accounting for Asset Retirement Obligations” in 2003. This standard requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred and capitalized as part of the asset carrying value and depreciated over the asset’s useful life. The Company has not determined the effect of adoption of this new standard.

Canadian GAAP accounting changes

During 2001, the CICA issued Accounting Guideline 13 (“AG 13”), which will be effective beginning in 2004. AG 13 addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under the guideline, the Company is required to document its hedging relationships and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. Otherwise, the derivative financial instruments will be required to be marked to market with the resultant gain or loss being recognized in income. The impact of adopting this guideline has not yet been determined.

10. Comparative figures

Certain comparative figures have been reclassified to conform to the presentation used in the current year.

AUDITORS’ REPORT

To the Directors of

  TVX Gold Inc.

      We have audited the consolidated balance sheets of TVX Gold Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TVX Gold Inc. as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

      As described in note 11(c)(ii) to the consolidated financial statements, the Company has restated its loss per share for the year ended December 31, 2001 from $12.41 per share to $10.58 per share, to include, for the purposes of the loss per share calculation, the increase in contributed surplus resulting from the settlement of the gold linked convertible notes, as described in note 9 to the consolidated financial statements, in the determination of the loss applicable to common shares. There has been no change in the amount reported as the loss for the year ended December 31, 2001.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

Toronto, Ontario

March 12, 2002, except for note 19 which is as of July 16, 2002

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.

TVX GOLD INC.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2001 and 2000
(thousands of United States dollars)

	2001	2000

	$	$
ASSETS
Current assets
Cash and cash equivalents	16,568	49,296
Short-term investments	28,740	57,961
Accounts receivable	25,739	29,596
Inventories (note 3)	24,299	24,501

	95,346	161,354
Mining property, plant and equipment (note 4)	237,262	494,105
Restricted cash (notes 8(e), 13(d) and 16(c))	16,615	17,870
Export prepayment contracts (note 5)	66,983	42,483
Deferred charges (note 13(c))	182	7,384
Deferred income taxes (note 14(d))	12,473	9,112
Other assets (note 6)	29,434	30,699

	458,295	763,007

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 10)	28,266	28,407
Current portion of long-term debt (note 8)	15,401	18,585
Debenture payable (note 7)	—	26,855
Current portion of deferred revenue (note 13(c))	5,332	4,984

	48,999	78,831
Long-term debt (note 8)	58,832	69,780
Other liabilities (note 10)	22,943	24,648
Deferred income taxes (note 14)	20,948	28,411

	151,722	201,670
Minority interests and participation rights (note 18)	132,088	164,788

	283,810	366,458

Shareholders’ Equity
Capital stock (note 11)	594,661	382,900
Contributed surplus (note 11(d))	36,255	1,526
Gold linked convertible notes (note 9)	—	233,960
Deficit	(456,431)	(221,837)

	174,485	396,549

	458,295	763,007

Commitments and contingencies (notes 8(e), 16 and 18)

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board

(signed) George F. Michals Director	(signed) David P. Smith Director

TVX GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2001, 2000 and 1999
(thousands of United States dollars except for per share amounts)

	2001	2000	1999

	$	$	$
Revenue	158,340	170,030	162,856

Mine operating costs
Cost of sales	108,148	106,804	87,298
Depletion and depreciation	40,243	38,000	48,036

	148,391	144,804	135,334

	9,949	25,226	27,522
Mining property write-downs (note 4)	21,000	—	—

Earnings (loss) from operations before the undernoted	(11,051)	25,226	27,522

Other expenses (income)
Non-operating asset write-downs (note 4)	223,513	—	64,000
Corporate administration	8,123	6,597	7,753
Interest expense	3,769	3,447	4,713
Exploration	3,380	5,497	4,531
Foreign exchange loss	3,293	2,015	1,453
Interest income	(5,650)	(9,503)	(9,076)
Gain on disposal of minority interests and participation rights (note 18)	—	—	(4,197)
Other, net	(3,883)	5,420	1,026

	232,545	13,473	70,203

Earnings (loss) before the undernoted	(243,596)	11,753	(42,681)
Income tax (recovery) expense (note 14)	(5,634)	(179)	4,782
Minority interests and participation rights (note 18)	(10,034)	(496)	102

Net earnings (loss) for the year	(227,928)	12,428	(47,565)

Earnings (loss) per share — restated (notes 2, 11(c) and 19)	(10.58)	0.03	(17.33)

The accompanying notes form an integral part of these consolidated financial statements.

TVX GOLD INC.

CONSOLIDATED STATEMENTS OF DEFICIT

For the years ended December 31, 2001, 2000 and 1999
(thousands of United States dollars)

	2001	2000	1999

	$	$	$
Deficit, beginning of year — as originally reported	(221,837)	(219,838)	(160,391)
Change in accounting for income taxes (note 2)	—	(2,102)	—

Deficit, beginning of year — restated	(221,837)	(221,940)	(160,391)
Net earnings (loss) for the year	(227,928)	12,428	(47,565)
Accretion of convertible notes (note 9)	(6,666)	(12,325)	(11,882)

Deficit, end of year	(456,431)	(221,837)	(219,838)

The accompanying notes form an integral part of these consolidated financial statements.

TVX GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001, 2000 and 1999
(thousands of United States dollars)

	2001	2000	1999

	$	$	$
Operating activities
Net earnings (loss) for the year	(227,928)	12,428	(47,565)
Non-cash items:
Depletion and depreciation	40,243	38,000	48,036
Deferred income taxes	(10,919)	(4,022)	(2,485)
Non-operating asset write-downs	223,513	—	64,000
Mining property write-downs	21,000	—	—
Minority interests and participation rights	(10,034)	(496)	102
Change in reclamation provision	(2,771)	—	—
Gain on disposal of minority interests and participation rights (note 18)	—	—	(4,197)
Other	1,006	326	1,810
Deferred revenue	(4,608)	(11,020)	(13,571)
Net proceeds from hedge book restructuring (note 13)	16,801	—	—

	46,303	35,216	46,130
Changes in non-cash working capital	(520)	(2,659)	512

Cash provided by operating activities	45,783	32,557	46,642

Investing activities
Mining property, plant and equipment	(25,552)	(48,746)	(55,263)
Net proceeds on disposal of minority interest and participation rights (note 18)	—	—	180,953
Payment of receivable from High River Gold Mines Ltd.	3,014	1,541	1,529
Purchases of short-term investments	(51,931)	(130,562)	(48,586)
Sales and maturities of short-term investments	81,152	136,612	11,097
Export prepayment contracts	(24,500)	(42,483)	25,427
Decrease (increase) in restricted cash	1,255	(9,770)	(8,100)
Other	(1,495)	(2,569)	2,568

Cash (used for) provided by investing activities	(18,057)	(95,977)	109,625

Financing activities
Long-term debt borrowings	26,944	45,133	8,000
Long-term debt repayments	(26,470)	(25,622)	(126,436)
Debenture payable	(26,855)	26,855	—
Minority interest dividends	(22,666)	(15,963)	—
Gold linked convertible notes	(9,173)	(10,501)	(9,623)
Contributed surplus	(1,595)	—	—
Common shares	(639)	(626)	24,000

Cash (used for) provided by financing activities	(60,454)	19,276	(104,059)

(Decrease) increase in cash and cash equivalents	(32,728)	(44,144)	52,208
Cash and cash equivalents, beginning of year	49,296	93,440	41,232

Cash and cash equivalents, end of year	16,568	49,296	93,440

The accompanying notes form an integral part of these consolidated financial statements.

TVX GOLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollar amounts in thousands of U.S. dollars, except
amounts per share and per ounce or unless otherwise noted

1.  Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which, in the Company’s case, conform in all material respects with accounting principles generally accepted in the United States (“US”), except as disclosed in note 17. The significant accounting policies followed by the Company and its incorporated and unincorporated joint ventures are summarized as follows:

a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in incorporated and unincorporated joint ventures are accounted for by the proportionate consolidation method as substantially all of the Company’s business is conducted through joint ventures.

b) Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the physical and economic lives and the recoverability of mining assets, mineral reserves, site restoration and related obligations, commodity contracts and financial instruments and income taxes. Actual results could differ from those estimates.

c) Translation of foreign currencies

The accounts of the Canadian operations and operations in foreign countries have been translated using the temporal method for foreign integrated operations. The functional currency of the Company is US dollars, as the Company considers the US dollar to be the principal currency of its operations. Under the temporal method, monetary assets and liabilities have been translated at the end of year exchange rates. Non-monetary assets, which primarily comprise mining property, plant and equipment, have been translated using historic rates of exchange. Revenues and expenses have been translated at the average rates of exchange during the years, except for depletion and depreciation, which have been translated at the same rates as the related assets. Foreign exchange gains and losses on current monetary assets and liabilities are included in the determination of earnings. Gains and losses related to long-term debt are deferred and amortized over the remaining term of the debt.

d) Commodity contracts and financial instruments

In the normal course of business, the Company uses agreements with financial institutions, principally derivatives, to hedge its exposure to fluctuations in metal prices, foreign exchange rates and interest rates. The intent is to protect the Company against downside price risk on future metal sales and cash flow risk on interest rates and foreign exchange.

The Company mitigates the counterparty credit risk exposure arising from these agreements by transacting with financially sound institutions. Some derivative instruments entered into by the Company are subject to margin requirements, beyond varying threshold limits, in the event that values of the hedged instruments significantly change.

Commodity derivative hedging transactions include forward sales and options contracts. Realized gains and losses, as well as premiums, are recognized in revenue as the designated production is delivered. If contracts are amended or closed out before the planned delivery of the designated production, recognition of any gains or losses is deferred until their original designation period. Commodity commitments not designated as hedges are marked to market and the resultant gains or losses are recorded in earnings in the period.

The Company periodically enters into lease rate swap agreements in conjunction with commodity contracts. Obligations under lease rate swap agreements, entered into expressly to finance options purchased, are marked to market at the balance sheet date and the resulting gains or losses are deferred until the related production is delivered.

The Company enters into forward foreign exchange contracts to hedge the effect of exchange rates on a portion of its future currency requirements. Gains and losses are recognized and reported as a component of the related transactions.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, export prepayment contracts, accounts payable and accrued liabilities, debenture payable and current and long-term debt represents their fair value unless otherwise specified.

e) Revenue recognition

Revenue from the sale of bullion and base metal concentrates is recognized when title passes to the purchaser.

f) Inventories

Gold and silver bullion inventories, doré, work-in-process, base metal concentrates and ore stockpiles are carried at the lower of average production cost and net realizable value. Materials and supplies inventories are stated at the lower of cost and replacement value.

g) Mining property, plant and equipment

Mining property, plant and equipment is recorded at cost including costs associated with acquisition and further development, including costs incurred to access ore, of mining properties. Mine development costs include costs incurred to expand reserves in existing ore bodies at development properties or operating mines. Depletable assets are amortized over the life of the mine on a unit-of-production basis. The current estimated mine lives range from 4 to 20 years with the average being 10 years. Depreciable assets are also amortized over the life of the mine on a unit-of-production basis except where the useful life of a depreciable asset is less than the life of the mine, in which case depreciation is recorded on a straight-line basis over its useful life. Amortization on a unit of production basis is calculated using only proven and probable reserves.

The Company carries out an impairment evaluation when conditions or events occur suggesting that an asset has been impaired. Mining assets are evaluated by comparing the undiscounted future net cash flows against their current carrying value. When the cash flows demonstrate an impairment, the Company will write down its value. Operational considerations include projected operating cost structures, future capital requirements, including mine closure costs, and estimates of mine life based on known reserves. Metal prices utilized for the 2001 evaluation were $300 per ounce (2000 — $300; 1999 — $325) for gold, $4.50 per ounce (2000 and 1999 — $5.50) for silver, $475 per tonne for lead (2000 and 1999 — $550) and $775 per tonne for zinc (2000 and 1999 — $1,200).

h) Exploration

Exploration expenditures, excluding property acquisition costs, are charged to earnings as incurred. When it has been established that a mining property has development potential, further costs incurred prior to the start of mining operations, are recorded as deferred development costs and amortized in accordance with the policies described under note 1(g). The development potential of mining properties is established by the existence of proven and probable reserves, reasonable assurance that the property can be permitted as an operating mine and evidence that there are no metallurgical or other impediments to the production of saleable metals.

i) Reclamation costs

Expenditures relating to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefit. Estimated future reclamation costs, including site restoration, where reasonably determinable are charged against earnings over the estimated useful life of the mine based on proven and probable reserves. These estimates are based on current standards or higher. These standards are subject to future legislative changes which will be reflected in the estimates when passed.

j) Financing costs

Debt issue costs are deferred and amortized over the term of the debt. Interest and debt issue costs, whether incurred directly or indirectly, are capitalized when they arise from indebtedness incurred to finance development activities on mining properties and are amortized to earnings when production commences.

k) Cash and cash equivalents

Cash and cash equivalents include those short-term money market instruments which, on acquisition, have a term to maturity of three months or less. Short-term investment represents short-term money market instruments with maturities greater than three months and less than one year.

l) Stock-based compensation plan

The Company has a stock-based compensation plan which is described in note 12. No compensation expense is recognized under the plan when stock or stock options are issued under the plan to directors, officers and employees. The fair value of options issued to consultants is recognized as an expense at the date of issue. Consideration paid on exercise of stock options is credited to share capital.

2.  Changes in accounting policies

Effective January 1, 2001, the Company adopted, retroactively, a new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) relating to earnings per share. This standard modifies the method of calculating fully diluted earnings per share. Diluted earnings per share was unchanged as a result of adopting the new standard.

In December 1997, the Canadian Institute of Chartered Accountants issued Handbook section 3465, Income Taxes, which was effective January 1, 2000. The standard required a change from the deferral method of accounting, to the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

The Company adopted section 3465 retroactively without restatement of the 1999 comparative figures. The deficit as at January 1, 2000 was increased by $2,102 and earnings for the year ended December 31, 2000 increased by $3,232 as a result of this change.

3.  Inventories

	December 31,

	2001	2000

	$	$
Bullion and doré	3,294	2,475
Base metal concentrates	4,199	2,979
Work-in-process	2,257	1,989
Ore stockpiles — precious metals	2,693	3,095
Materials and supplies	11,856	13,963

	24,299	24,501

4.  Mining property, plant and equipment

	December 31,

	2001	2000

	$	$
Producing properties
Mining property and deferred development	311,430	316,573
Accumulated depletion	(207,300)	(187,439)

	104,130	129,134

Mine plant and equipment	293,346	296,363
Accumulated depreciation	(178,193)	(168,338)

	115,153	128,025

Equipment under capital lease	4,943	4,943
Accumulated depreciation	(1,964)	(1,091)

	2,979	3,852

	222,262	261,011

Development properties
Greek development projects	15,000	233,094

Total mining property, plant and equipment	237,262	494,105

The Company wrote down the carrying value of certain assets as follows:

	For the years ended
	December 31,

	2001	2000	1999

	$	$	$
Reduction in carrying value of Greek development projects (note 16(b))	223,513	—	64,000

Reduction in carrying value of La Coipa Mine	13,000	—	—
Reduction in carrying value of New Britannia Mine	8,000	—	—

	21,000	—	—

Mining property write-downs	244,513	—	64,000

Interest capitalized to the Greek development projects during 2001 is $671 (2000 — $1,996; 1999 — $5,116).

The Stratoni mine, included in producing properties, is subject to actions (note 16(b)) affecting the mining permits.

Greek development projects comprise the Company’s investment in the Olympias and Skouries properties. The costs associated with Olympias were written-off in 2001 (note 16(b)). The Skouries project has a completed feasibility study, however it is subject to obtaining and maintaining mine permits.

5.  Export prepayment contracts

A Brazilian central bank program enables exporters to borrow US dollars which are then immediately reinvested at rates in excess of those on the loans. The amounts on deposit are referred to as export prepayment contracts on the balance sheet.

The Company’s Brasilia joint venture participates in this program and entered into contracts during 2000 and 2001 that were immediately assigned to a Brazilian bank holding the amounts put on deposit. The joint venture received a premium instead of a higher interest rate on the amounts on deposit. Under the terms of the related contracts, the bank will make all repayments of principal and interest on the export loans as they become due.

The joint venture received a premium of $1,866 in 2001 and $1,782 in 2000. The premiums are included in other liabilities and recognized over the term of the corresponding commitment to conduct export activities ($2,540; (2000 — $1,017)).

6.  Other assets

	December 31,

	2001	2000

	$	$
Receivable from High River Gold Mines Ltd.(a)	14,867	17,881
Pyrite concentrates	8,485	8,485
Other	6,082	4,333

	29,434	30,699

(a)	The receivable from High River Gold Mines Ltd., a joint venture partner in the New Britannia Mine, bears interest at prime plus 0.625% and is repayable from their share of cash flow from the New Britannia Mine.

7.  Debenture payable

A Brazilian subsidiary of the Company issued a short-term debenture in December 2000 in the amount of $26,855. The debenture bore interest at 7.88% and was repaid on June 25, 2001.

8.  Long-term debt

	December 31,

	2001	2000

	$	$
Crixás export loans(a)	7,250	8,750
Brasília export loans(a)	66,983	47,383
Lease rate swaps and other(b)	—	14,656
Gold linked convertible notes (note 9)	—	17,576

Total debt	74,233	88,365
Less: Current portion	(15,401)	(18,585)

Long-term debt	58,832	69,780

a)	The Brazilian mines (Brasília, Crixás) received advances against future export commitments. These loans are denominated in US dollars and bear interest at an average rate of 7.6%. The Brasília loan balance has corresponding deposits to match each and all maturities which are included in export prepayment contracts (2000 — included in cash and cash equivalents ($1,224), short-term investments ($3,676) and export prepayment contracts ($42,483)).

b)	At December 31, 2000, the Company had a liability of $1,634 under a Lease Rate Swap (“LRS”) arrangement with a notional amount of 129,600 gold ounces. The LRS was used to finance $280 gold put options maturing quarterly to March 2003.

Also at December 31, 2000, a LRS was used to finance 390,000 ounces of $360 gold put options maturing quarterly from 2003 to 2006. Associated with this LRS at December 31, 2000, the Company had a liability with Normandy Mining Limited (“Normandy”) of $13,022.

The LRS arrangements were terminated in 2001 as part of the commodity contracts restructuring described in note 13.

c)	Long-term debt maturing after December 31, 2001 is as follows:

	Crixás	Brasília	Total

	$	$	$
2002	5,750	9,651	15,401
2003	1,500	20,188	21,688
2004	—	18,774	18,774
2005	—	18,370	18,370

	7,250	66,983	74,233

d)	The Company has an unutilized $2.0 million revolving line of credit with Normandy. Amounts drawn on this facility are subject to interest at LIBOR plus 2.35% and are collateralized.

e)	Letters of credit have been issued against reclamation costs at the Mineral Hill mine which was closed in 1996. Cash in an amount of $8.6 million is pledged against these letters of credit at December 31, 2001 (2000 — $7.8 million).

An additional $0.9 million of letters of credit have been issued relating to the Musselwhite mine (2000 — $0.9 million).

See also note 16(c) regarding Hellenic Gold commitments.

f)	Interest paid during 2001 amounted to $13,615 (2000 — $18,170; 1999 — $10,586).

9.  Gold linked convertible notes

On March 14, 1997, the Company issued $250 million of subordinated unsecured convertible notes (“Notes”). The Notes bore interest at 5% per annum which was payable semi-annually. The original maturity date of the Notes was March 28, 2002.

On July 10, 2001, the Company completed the conversion of the Notes into 32,150,118 common shares of the Company. The effect of the conversion was to increase capital stock by $211,761, increase contributed surplus by $34,729, reduce the current portion of long-term debt by $8,403, reduce deferred charges by $2,539 and reduce the equity component of gold linked convertible notes by $240,626. No gain or loss was recognized on the consolidated statement of operations.

The Notes were accounted for in accordance with CICA Section 3860 whereby debt securities which have interest payable in cash and give the issuer the right to settle the principal amount in common shares are split into a liability and an equity component. The liability component of the debt was calculated as the present value of the interest payments discounted at a rate estimated to be equivalent to a similar non-convertible debt. The net proceeds received from the issuance of the Notes, less the liability component, were classified as equity.

The liability component was reduced by semi-annual interest payments, net of changes in the present value of the liability component which were charged to earnings. The equity component was increased over time by charges to deficit for interest accretion and amortization of issuance costs so that at maturity, it would be equal to the face value of the Notes.

	December 31,

	2001	2000

	$	$
Liability component of debt
Current portion	—	11,459
Long-term portion	—	6,117

	—	17,576

Equity component — net of issuance costs	—	233,960

During the year ended December 31, 2001, the charges to deficit were $6,666 (2000 — $12,325; 1999 — $11,882).

10. Other liabilities

	December 31,

	2001	2000

	$	$
Reclamation provisions — operating properties	13,782	10,729
Reclamation provisions — non-operating properties(a)	1,000	5,000
Capital lease(b)	1,901	3,000
Other	6,260	5,919

	22,943	24,648

a) An additional $2.9 million (2000 — $4.5 million) of accrued reclamation costs relating to the current portion of the reclamation accrual for the Mineral Hill mine is included in accounts payable at December 31, 2001.

b) The total remaining capital lease obligation of $2,930 accrues interest at 90 day LIBOR plus 1.5%. Future minimum lease payments are as follows:

$

2002	1,143
2003	1,142
2004	856

3,141
Less: Interest	(211)

2,930
Less Current portion	(1,029)

1,901

11. Capital stock

     a)   Authorized

Unlimited number of common shares without par value.

     b)   Issued

The Company’s issued and outstanding common shares are as follows:

	Number of
	shares	$

Outstanding as at December 31, 1998	3,235,657	361,052
Shares issued for cash (note 18)	356,665	24,000

Outstanding as at December 31, 1999	3,592,322	385,052
Shares repurchased and cancelled	(20,080)	(2,152)
Fractional shares redeemed	(7)	—

Outstanding as at December 31, 2000	3,572,235	382,900
Shares issued on conversion of the Notes (note 9)	32,150,118	211,761

Outstanding as at December 31, 2001	35,722,353	594,661

Under a special resolution of the shareholders of the Company on June 27, 2000, the shareholders authorized the consolidation of share capital on a five for one basis. All share capital, share and option data in the consolidated financial statements have been retroactively restated to reflect the share consolidation (note 19).

c) (i)	The earnings (loss) per share has been calculated using the weighted average number of shares outstanding during the year of 18,898,593 shares (2000 — 3,581,370; 1999 — 3,431,090). For purposes of the calculation, the loss is adjusted for charges related to the Notes totaling $6,666 (2000 — $12,325; 1999 — $11,882) and the increase in contributed surplus resulting from the settlement of the Notes (note 9). Diluted loss per share has not been presented, as it would not be dilutive. Diluted earnings per share reflects the maximum possible dilution from the potential conversion of stock options.

Basic earnings (loss) per share for the years ended December 31:

	2001	2000	1999

	$	$	$
Net earnings (loss)	(227,928)	12,428	(47,565)
Interest accretion on the Notes	(6,666)	(12,325)	(11,882)
Increase from the settlement of the Notes	34,729	—	—

Net earnings (loss) applicable to common shares	(199,865)	103	(59,447)

Weighted average common shares outstanding	18,898,593	3,581,370	3,431,090

Basic earnings (loss) per common share	(10.58)	0.03	(17.33)

(ii) The Company has restated its loss per share for the year ended December 31, 2001 from $12.41 per share to $10.58 per share, to include, for the purposes of the loss per share calculation, the increase in contributed surplus resulting from the settlement of the Notes (note 9) in the determination of the loss applicable to common shares. There has been no change in the amount reported as the loss for the year ended December 31, 2001.

d)	During 2000, under a normal course issuer bid, the Company repurchased 20,080 common shares at an average cost of CAN$46.00 per share. These transactions resulted in contributed surplus of $1,526. The restructuring of the Notes during 2001 (note 9) resulted in additional contributed surplus of $34,729 in 2001.

e)	During 2001, the Company adopted a normal course issuer bid under which it may purchase for cancellation, up to 1.7 million of its common shares. The bid will terminate on the earlier of a date determined by the Company and December 13, 2002. No shares have been repurchased to date.

f)	The Company has issued 8,000 warrants outstanding to purchase common shares at CAN$66.50 per share expiring August 11, 2003.

12. Stock-based compensation plan

The Company has granted common share options to certain directors, officers, employees and consultants to attract and retain key personnel. Under the Company’s 1994 Stock Option Plan, as amended, up to 3.5 million common share options for terms up to ten years at a price no lower than the market price at the time of the grant are available to certain directors, officers, employees and consultants. The total number of shares which may be purchased under any options granted to insiders of the Company under the Stock Option Plan shall be less than a majority of the total number of shares available for issuance under the Stock Option Plan.

At the time of the grant, vesting is at the discretion of the Board of Directors. Options granted typically vest equally over the first three years with one quarter vesting on the date of the grant. All options granted have five-year terms.

In the event of a fundamental change in the ownership and/or capital structure of the Company, all options outstanding will automatically vest and become fully exercisable and the options will continue until the end of the expiry period.

A summary of the status of the stock option plan as at December 31, 2001, 2000 and 1999 and changes during the years ending on those dates, reflecting the share consolidations referred to in notes 11(b) and 19, is as follows:

	2001		2000		1999

		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

	(000s)	CAN$	(000s)	CAN$	(000s)	CAN$
Outstanding at beginning of year	267	155.50	328	191.00	342	355.50
Granted	1,016	8.50	—	—	146	66.50
Expired	(41)	204.70	(61)	346.10	(160)	430.00

Outstanding at end of year	1,242	30.10	267	155.50	328	191.00

Options exercisable at year end	546	57.20	198	175.00	167	258.50

The following table summarizes information on stock options outstanding at December 31, 2001:

	Options outstanding
				Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable at	average
	December 31,	contractual	exercise	December 31,	exercise
Range of exercise prices CAN$	2001	life years	price	2001	price

	(000s)		CAN$	(000s)	CAN$
355.00 — 492.50	13	0.46	411.50	13	411.50
194.00 — 229.50	41	1.15	199.80	41	199.80
138.00 — 162.50	41	1.61	162.00	41	162.00
66.50 — 99.50	131	2.61	66.50	127	66.50
8.50 — 12.50	1,016	4.70	8.50	324	8.50

8.50 — 492.50	1,242	4.22	30.10	546	57.20

13. Commodity contracts and financial instruments

In August 2001, the Company restructured its gold hedging program to replace 390,000 ounces of $360 put options financed by lease rate swaps with 550,000 ounces of $250 put options maturing from 2003 to 2006. The lease rate swaps were repaid (note 8(b)). In addition, the 129,600 ounces of $280 per ounce put options previously financed by lease rate swaps were restructured to be puts. The effect of the restructuring was to reduce total debt by $17,626 and increase deferred revenue by $14,829. The total net cash cost of the restructuring was $825.

The net gain of $3,658 resulting from the restructuring has been deferred to be recognized over the period of the originally designated production ending in 2006.

The Company’s consolidated precious metals hedging program and deferred revenue as at December 31, 2001 is presented below:

a)	Gold

	Puts bought

	Ounces	$/Oz

2002	200,000	280
2003	150,000	260
2004	150,000	250
2005	150,000	250
2006	150,000	250

	800,000	259

The fair value of the gold put option contracts at December 31, 2001 was $6,652.

b)	Silver

	Calls sold

	Ounces	$/Oz

2002	2,000,000	6.00
2003	2,000,000	6.00

	4,000,000	6.00

The silver calls sold are not considered to be a hedge and have been marked to market at December 31, 2001.

c)	Deferred revenue and deferred charges comprise net premiums on open calls, put options and lease rate swap arrangements as well as realized gains and losses on hedging transactions. Deferred revenue will be recognized as the originally designated hedged production is delivered, and reflected in earnings as follows:

	Deferred	Deferred
	revenue	charges	Total

	$	$	$
2002	9,500	(4,168)	5,332
2003	9,894	(3,497)	6,397
2004	9,873	(8,073)	1,800
2005	6,416	(8,819)	(2,403)
2006	5,624	(8,793)	(3,169)
2007	—	(2,807)	(2,807)

	41,307	(36,157)	5,150

Less: Current portion of deferred revenue			5,332

Deferred charges			(182)

d)	Certain commodity contracts entered into by the Company require a deposit with an intermediary to cover margin calls. This amount fluctuates with spot gold and silver prices and at December 31, 2001, amounted to $515 ($2000 — $2,570) which is included in restricted cash.

e)	The Company has entered into contracts which establish a fixed exchange rate on a portion of its future Canadian dollar cash requirements. The Company accounts for these forward contracts as a hedge of future operating costs of Canadian operations. As at December 31, 2001, the Company held Canadian dollar forward purchase contracts for US$9.6 million at an average exchange rate of $1.58, which expire during 2002. The fair value of these contracts at December 31, 2001 is $82.

f)	The Company also enters into hedging agreements to establish a fixed exchange rate for a portion of its Euro cash requirements for its operations in Greece. At December 31, 2001, the Company had 1.125 million Euros per month, until December 2002, purchased at an average cost of 0.8887 EUR. The fair value adjustment at year-end was a loss of $103.

14. Income taxes

a)	Details of income tax (recovery) expense for the years ended December 31 are as follows:

	2001	2000	1999

	$	$	$
Income taxes
Current
Foreign	4,863	3,680	7,079
Canada	422	163	188

	5,285	3,843	7,267

Deferred
Foreign	(7,559)	(3,282)	(2,485)
Canada	(3,360)	(740)	—

	(10,919)	(4,022)	(2,485)

	(5,634)	(179)	4,782

Income taxes paid during 2001 amounted to $5,285 (2000 — $3,843; 1999 — $7,267).

b)	The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings for the years ended December 31 is as follows:

	2001	2000	1999

	%	%	%
Combined Canadian federal and provincial statutory income tax rate	41.7	44.0	(44.6)
Impact of change in future tax rates	(1.0)	2.5	—
Non-temporary differences	0.4	3.3	2.0
Tax rates of other jurisdictions	(0.5)	—	—
Unrecorded (realized) benefit of tax losses	(38.3)	(51.3)	53.8

Effective tax rate	2.3	(1.5)	11.2

The combined Canadian federal and provincial statutory income tax rate includes the weighted average of Canadian provincial income tax rates, including surtaxes.

Cumulative withholding taxes of $8,559 (2000 — $9,878) have been provided on unremitted foreign earnings.

c)	The Company has unutilized tax deductions in Canada totalling approximately $26,700 (2000 — $38,500) which are available to be applied against future taxable income. There has been no recognition in the financial statements for these tax deductions. Of this amount, $15,100 will expire in 2008.

d)	Deferred income taxes are provided as a result of temporary differences that arise due to differences between the tax values and carrying amount of assets and liabilities. The sources of temporary differences and the related tax amounts are as follows:

	December 31,

	2001	2000

	$	$
Depletion and depreciation	3,794	11,093
Other, including accrued withholding taxes	4,681	8,206

	8,475	19,299

15. Segmented information

The Company’s industry segments are concentrated in the development and mining of precious metals in North and South America and in Europe. Gold and silver are currently the primary commodities produced. Details of the Company’s financial information segmented operationally are as follows:

	For the year ended December 31, 2001

				Mussel-	New	Stratoni
	La Coipa	Brasília	Crixás	white	Britannia	operations	Greece	Corporate/
	(Chile)	(Brazil)	(Brazil)	(Canada)	(Canada)	(Greece)	development	other	Total

	$	$	$	$	$	$	$	$	$
Revenue	41,404	25,386	26,699	20,122	15,289	24,160	—	5,280	158,340

Cost of sales	32,128	17,953	10,719	14,281	10,537	22,530	—	—	108,148
Depletion and depreciation	16,260	5,091	5,007	5,904	5,916	1,871	—	194	40,243

	48,388	23,044	15,726	20,185	16,453	24,401	—	194	148,391

	(6,984)	2,342	10,973	(63)	(1,164)	(241)	—	5,086	9,949
Mining property write-downs	13,000	—	—	—	8,000	—	—	—	21,000

Earnings (loss) before the undernoted	(19,984)	2,342	10,973	(63)	(9,164)	(241)	—	5,086	(11,051)

Non-operating asset write-downs	—	—	—	—	—	—	223,513	—	223,513
Corporate administration	—	—	—	—	—	—	—	8,123	8,123
Exploration	320	—	237	488	466	—	—	1,869	3,380
Interest expense	309	575	534	—	—	—	—	2,351	3,769
Interest income	(28)	(1,682)	(769)	(59)	—	—	—	(3,112)	(5,650)
Other	623	2,275	603	106	62	—	—	(4,259)	(590)

	1,224	1,168	605	535	528	—	223,513	4,972	232,545

Earnings (loss) before the undernoted	(21,208)	1,174	10,368	(598)	(9,692)	(241)	(223,513)	114	(243,596)
Income taxes	(41)	(215)	1,325	—	—	—	—	(6,703)	(5,634)
Minority interests and participation rights	(10,584)	695	4,522	(299)	(4,846)	—	—	478	(10,034)

Net earnings (loss)	(10,583)	694	4,521	(299)	(4,846)	(241)	(223,513)	6,339	(227,928)

Cash and cash equivalents	1,133	1,021	5,980	—	14	574	—	7,846	16,568
Capital expenditures	5,975	2,004	3,254	4,032	1,298	3,471	5,419	99	25,552
Mining property, plant and equipment	72,379	63,955	25,503	46,539	9,546	4,111	15,000	229	237,262
Total assets	82,639	151,147	35,616	50,490	12,416	13,990	23,485	88,512	458,295

	For the year ended December 31, 2000

				Mussel-	New	Stratoni
	La Coipa	Brasília	Crixás	white	Britannia	operations	Greece	Corporate/
	(Chile)	(Brazil)	(Brazil)	(Canada)	(Canada)	(Greece)	development	other	Total

	$	$	$	$	$	$	$	$	$
Revenue	48,902	30,361	26,774	21,892	14,552	16,081	—	11,468	170,030

Cost of sales	37,256	19,402	10,624	12,526	10,992	16,004	—	—	106,804
Depletion and depreciation	13,859	8,079	4,897	5,922	4,158	1,003	—	82	38,000

	51,115	27,481	15,521	18,448	15,150	17,007	—	82	144,804

	(2,213)	2,880	11,253	3,444	(598)	(926)	—	11,386	25,226
Mining property write-downs	—	—	—	—	—	—	—	—	—

Earnings (loss) before the undernoted	(2,213)	2,880	11,253	3,444	(598)	(926)	—	11,386	25,226

Non-operating asset write-downs	—	—	—	—	—	—	—	—	—
Corporate administration	—	13	—	—	—	—	—	6,584	6,597
Exploration	768	—	584	555	515	146	—	2,929	5,497
Interest expense	426	505	1,131	—	—	—	—	1,385	3,447
Interest income	(44)	(1,872)	(618)	—	—	—	—	(6,969)	(9,503)
Other	8,625	(2,201)	119	166	28	—	—	698	7,435

	9,775	(3,555)	1,216	721	543	146	—	4,627	13,473

Earnings (loss) before the undernoted	(11,988)	6,435	10,037	2,723	(1,141)	(1,072)	—	6,759	11,753
Income taxes	(1,298)	253	2,529	—	—	—	—	(1,663)	(179)
Minority interests and participation rights	(5,345)	3,091	3,754	1,362	(571)	—	—	(2,787)	(496)

Net earnings (loss)	(5,345)	3,091	3,754	1,361	(570)	(1,072)	—	11,209	12,428

Cash and cash equivalents	24	4,012	2,529	351	48	1,590	—	40,742	49,296
Capital expenditures	6,053	2,171	2,912	1,076	1,612	3,258	31,616	48	48,746
Mining property, plant and equivalent	95,593	65,939	27,067	47,965	22,076	2,011	233,094	360	494,105
Total assets	108,554	159,040	35,377	52,224	25,021	10,954	243,590	128,247	763,007

	For the year ended December 31, 1999

				Mussel-	New
	La Coipa	Brasília	Crixás	white	Britannia		Corporate/
	(Chile)	(Brazil)	(Brazil)	(Canada)	(Canada)	Greece	other	Total

	$	$	$	$	$	$	$	$
Revenue	64,830	26,318	21,712	18,507	15,202	—	16,287	162,856

Cost of sales	38,267	16,608	9,694	11,924	10,805	—	—	87,298
Depletion and depreciation	24,074	7,296	4,623	7,477	4,364	—	202	48,036

	62,341	23,904	14,317	19,401	15,169	—	202	135,334

	2,489	2,414	7,395	(894)	33	—	16,085	27,522
Mining property write-downs	—	—	—	—	—	—	—	—

Earnings (loss) before the undernoted	2,489	2,414	7,395	(894)	33	—	16,085	27,522

Non-operating asset write-downs	—	—	—	—	—	64,000	—	64,000
Corporate administration	—	—	—	—	—	—	7,753	7,753
Exploration	894	—	215	255	530	—	2,637	4,531
Interest expense	82	3,406	741	—	—	—	484	4,713
Interest income	(289)	(5,249)	(27)	—	—	—	(3,511)	(9,076)
Other	94	(1,057)	(660)	29	—	—	(124)	(1,718)

	781	(2,900)	269	284	530	64,000	7,239	70,203

Earnings (loss) before the undernoted	1,708	5,314	7,126	(1,178)	(497)	(64,000)	8,846	(42,681)
Income taxes	1,103	—	2,474	—	—	—	1,205	4,782
Minority interests and participation rights	(1,006)	2,039	1,430	(112)	(250)	—	(1,999)	102

Net earnings (loss)	1,611	3,275	3,222	(1,066)	(247)	(64,000)	9,640	(47,565)

Capital expenditures	4,475	4,636	2,362	2,017	1,435	40,194	144	55,263

Geographic segments are as follows:

	For the years ended
	December 31,

	2001	2000	1999

	$	$	$
Revenue
Canada	40,691	47,912	49,996
Chile	41,404	48,902	64,830
Brazil	52,085	57,135	48,030
Greece	24,160	16,081	—

	158,340	170,030	162,856

Identifiable assets
Canada	108,576	132,093
Chile	88,430	135,011
Brazil	188,148	203,859
Greece	37,475	254,544
Other	35,666	37,500

	458,295	763,007

16. Commitments and contingencies

a) Alpha Group litigation

The Ontario Court (General Division) issued its judgement in connection with the claim against TVX Gold Inc. (TVX) by three individuals (collectively the “Alpha Group”) on October 14, 1998 relating to TVX’s interest in the Hellenic Gold mining assets in Greece (the “Hellenic Gold Assets”).

The Court rejected full ownership and monetary damages claims but did award the Alpha Group a 12% carried interest and a right to acquire a further 12% participating interest in the Hellenic Gold Assets. TVX filed a notice to appeal and the Alpha Group filed a notice of cross-appeal.

Subsequent to the trial decision, the Company received notification of two actions commenced by 1235866 Ontario Inc. (“1235866”) the successor to Curragh Inc. (“Curragh”), Mineral Services Limited (“Mineral”) and Curragh Limited (“Curragh Ltd.”) against the Alpha Group, and others, in Ontario and English Courts, in relation to the claim by the Alpha Group against the Company for an interest in the Hellenic Gold Assets.

On July 28, 1999, the Company entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of the Company’s interest in the Hellenic Gold Assets. 1235866 agreed not to pursue any claim against the Company for an interest in the Hellenic Gold Assets beyond the interest which had been awarded to the Alpha Group. In the event that 1235866 is successful in its claim against the Alpha Group, 1235866 would be entitled to a 12% carried interest as defined in the agreement (being an economic interest) and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by the Company and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic Gold Assets up to the date of exercise.

The Company’s appeal, the Alpha Group cross-appeal and the 1235866 motion were all heard on February 17, 18 and 25, 2000. By judgment released on June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, essentially upheld the trial decision, rejected the Alpha Group cross-appeal and denied the 1235866 motion for a new trial. 1235866 continues its separate action against the Alpha Group.

TVX and the Alpha Group have been unable to agree on the definition and application of the interests awarded in the trial judgment. Accordingly, in June, 2001, a new action was commenced between the Alpha Group and TVX to clarify the award. At this time, the Company is unable to determine the impact, if any, of an adverse result.

b) Litigation in Greece

On March 1, 2002, the Conseil d’Etat, the Greek Supreme Court, issued its judgment which annulled the purportedly valid permits issued by the Greek Government to TVX Hellas with respect to the Olympias project. Given the recent Court decision prohibiting the development, the Company will be reviewing all of its options, including possible legal actions, in an attempt to recover its investment in Greece. As a result of the judgment, the Company has written off the carrying value of Olympias (note 4).

On February 15, 2002, a new mining permit, allowing for the continuation of mining beneath the village of Stratoniki was issued to TVX Hellas. A local action group filed a Petition of Annulment against the Greek Government to have the new permit annulled. This action was heard on June 7, 2002 and the Court has not released a decision. At this time, the Company is unable to determine the impact, if any, of an adverse result.

c) Hellenic Gold commitments

Pursuant to the acquisition contract of the Hellenic Gold assets in 1995 the Company has the obligation to fulfill the following: (1) Gold Plant Guarantee — the Company is obligated to construct a gold plant within two years from receiving all applicable licences, which may be extended by a further eight months under certain circumstances. The Company has pledged an amount of $7.5 million to satisfy a GRD2.6 billion guarantee; (2) employment must be offered by the construction contractor to 150 former employees of Hellenic Gold for a period of 18 months, during the construction of the gold plant; (3) the Company is also obligated to employ at least 477 employees for a period of 10 years to maintain its eligibility for government grants.

d) Brasília mine

A legal action has been commenced with RTZ Brazil regarding the interpretation of the Shareholders Agreement governing the Brasília mine. RTZ Brazil alleges that rights of first refusal were triggered by the TVX Normandy transaction in 1999 and by the resignation of TVX’s former Chairman and Chief Executive Officer, in 2001. RTZ Brazil has purported to terminate the Shareholders Agreement. The TVX Newmont entity (formerly TVX Normandy), does not agree with the interpretation and was successful in bringing an injunction against RTZ Brazil, preventing the Shareholders Agreement from being terminated and preserving the status quo until the actual dispute is heard and ultimately decided. At this time, the Company is unable to determine the impact, if any, of an adverse result.

17. Differences between Canadian and United States generally accepted accounting principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which generally conform to generally accepted accounting principles in the United States (“US GAAP”) except for the following significant differences that affect the Company:

a) (i)	Effective January 1, 2000, the Company adopted the asset and liability method of accounting for income taxes under Canadian GAAP (see note 2). This change was made without restatement of the 1999 comparative figures.

Prior to 2000, under Canadian GAAP, deferred income taxes were determined using the deferral method whereby deferred income taxes were provided for timing differences based on tax rates in effect when the timing difference arose. Under US GAAP, income taxes are determined using the liability method whereby deferred income taxes are provided for temporary differences using tax rates expected to apply when the differences reverse (See notes 2 and 14).

(ii) The income tax expense (recovery) adjustment results from the tax effects of US GAAP adjustments described in note 17 and the application of the accounting policy described in note 17(a)(i) for the period prior to January 1, 2000.

b)	Under Canadian GAAP, the Notes (note 9) were accounted for under a components approach whereby the Notes were presented with both liability and equity components as explained in note 9. Under US GAAP, these Notes were treated as long-term debt and all interest amounts (to the extent not capitalized to development projects) and amortization of debt issue costs were included in income.

On July 10, 2001, the Company completed the conversion of the Notes into 321,501,177 common shares of the Company valued at $211,761.

As explained above, prior to the conversion, the Notes were accounted for under a components approach under Canadian GAAP. The effects of the conversion under Canadian GAAP are described in note 9.

Under US GAAP, these Notes were treated as long-term debt. In accordance with US GAAP, an extraordinary gain of $34,181 net of income taxes of $ nil, was recorded on this extinguishment of debt. The gain is comprised of the difference between the carrying value of the Notes and the value of the common shares issued less related transaction costs and the write-off on unamortized debt issue costs.

c)	Under US GAAP, start-up costs are expensed as incurred. Under Canadian GAAP, start-up costs are deferred and amortized over the mine life.

d)	Under Canadian GAAP, capital assets are written down to net recoverable amount when the expected undiscounted future cash flows from their use are less than the asset carrying amount. Under US GAAP, when the expected undiscounted future cash flows show a deficiency, the asset is written down to fair value. Fair value has been estimated using discounted expected future cash flows (see note 4).

e)	Under US GAAP, the components of changes in non-cash working capital are to be disclosed. They are as follows:

	For the year ended
	December 31,

	2001	2000	1999

	$	$	$
Accounts receivable	(7,065)	(4,070)	8,340
Inventories	8,913	5,034	1,759
Accounts payable	(2,368)	(3,623)	(9,587)

	(520)	(2,659)	512

f)	Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (“the Standards”). These Standards require companies to record derivatives on the balance sheet as assets or liabilities, measured at their fair value. If the derivative is designated as a fair value hedge, the effective portions of the changes in the fair value of the derivative, and changes in the fair value of the hedged item attributable to the hedged risk, are recognized in the income statement. If the derivative is designated as a cash flow hedge, the effective portion of the changes in fair value of the derivative are recorded in other comprehensive income (“OCI”) and are recognized in the income statement when the hedged item is recognized. Accordingly, ineffective portions of changes in the fair value of hedging instruments are recognized in earnings immediately. Gains or losses arising from hedging activities, including the ineffective portion, are reported in the same income statement caption as the hedged item. Gains or losses from derivative instruments for which hedge accounting is not applied are reported in other income.

Implementation of the Standards did not affect the Company’s cash flows or liquidity. The Standards are complex and subject to a potentially wide range of interpretations in their application. The Financial Accounting Standards Board (“FASB”) continues to consider several issues, and the potential exists for additional issues to be brought under its review. Therefore, if subsequent FASB interpretations of the Standards are different than the Company’s initial application, it is possible that the impact of the Company’s application of the Standards, as described above, will be modified.

In accordance with the transition provisions of the Standards, the Company recorded the following after-tax cumulative adjustments on January 1, 2001 as a result of recording all derivative financial instruments on the consolidated balance sheet at fair value:

•	an increase in OCI of $17.5 million, net of future income taxes of $nil;

•	an increase in assets of $12.5 million; and

• a decrease in liabilities of $5 million

The Company has entered into the following types of derivative instruments:

(See note 13 for details on the Company’s commodity contracts and financial instruments).

i)	Certain gold put options, lease rate swaps and lead and zinc forward contracts

Prior to adoption of the Standards, these instruments were accounted for as cash flow hedges of future metals sales under both US and Canadian GAAP. On adoption of the Standards, the Company elected not to designate these contracts as hedges for US accounting purposes with the effect that the contracts were recognized at their fair value on January 1, 2001 with an offsetting amount in OCI. Changes in the fair value of these derivative instruments subsequent to January 1, 2001 have been reflected in current period earnings under US GAAP.

ii)	Written silver call options and certain gold put options

Prior to the adoption of the Standards, these derivative instruments were recorded at their fair value on the balance sheet with subsequent changes in fair value reflected in current period earnings. The adoption of the Standards did not result in any change in the accounting treatment for these derivative instruments and does not represent a US GAAP difference as the Company records these instruments at fair value for Canadian reporting purposes.

                  iii)  Foreign currency contracts

Prior to the adoption of the Standards, these contracts were recorded at their fair value in the balance sheet with subsequent changes in fair value reflected in current period earnings. The adoption of the Standards did not result in any change in the US accounting treatment for the contracts. Under Canadian GAAP, foreign currency contracts are recorded when the corresponding hedge-designated period is reached.

The Company estimates that $8 million of gains, net of future income taxes of $nil, will be reclassified from OCI to current period earnings within the next twelve months.

A reconciliation of changes in OCI attributed to hedging activities is as follows:

$

Hedging gains, net of future income taxes of $nil, arising from implementation of SFAS 133	17,544
Hedging gains at beginning of period reclassified to earnings, net of future income taxes of $nil	6,559

Total hedging gains net of future income taxes of $nil	10,985

g)	The minority interests and participation rights adjustment arises from the minority interests and participation rights impacts of the US GAAP adjustments described in note 17.

h)	The La Coipa, Brasília and Crixás mines are proportionately consolidated under Canadian GAAP. These mines would be accounted for under the equity method under US GAAP. However, an accommodation has been made under Item 17 of Form 20-F which permits the omission of differences in classification or display arising from the use of proportionate consolidation. Accordingly, no accounting adjustments required under the equity method have been provided.

i)	For purposes of this U.S. GAAP reconciliation, the terms “proven and probable reserves”, “exploration”, “development”, and “production” have the same meaning under both U.S. and Canadian GAAP.

Exploration costs incurred are expensed at the same point in time based on the same criteria under both U.S. and Canadian GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both U.S. and Canadian GAAP.

As a result of the above, the following would be US GAAP information for the years ended December 31:

Income statement

	2001	2000	1999

	$	$	$
Earnings (loss) in accordance with Canadian GAAP	(227,928)	12,428	(47,565)
Mining property write-downs(d)	(51,185)	—	—
Depletion and depreciation(c)	2,830	3,410	5,971
Interest expense(b)	(1,107)	(2,101)	(3,129)
Income tax expense (recovery)(a)	3,650	2,092	(25,401)
Gain on disposal of minority interest and participation rights	—	—	12,975
Other expenses(c)	—	—	(4,500)
Minority interests and participation rights(g)	2,160	(1,705)	(7,553)
Foreign exchange gain (loss)(f)(iii)	(1,821)	1,800	1,400
Non-operating asset write-downs(d)	—	—	20,500
Other income(f)(i)	967	—	—

Earnings (loss) in accordance with US GAAP, before extraordinary gain and change in accounting policy	(272,434)	15,924	(47,302)
Extraordinary gain (net of tax)(b)	34,181	—	—

Earnings (loss) in accordance with US GAAP before change in accounting policy	(238,253)	15,924	(47,302)
Change in accounting policy (net of tax)(c)	—	—	(45,074)

Earnings (loss) in accordance with US GAAP	(238,253)	15,924	(92,376)

Earnings (loss) per share under US GAAP, before extraordinary gain and change in accounting policy	(14.42)	4.45	(13.79)
Earnings (loss) per share under US GAAP, before change in accounting policy	(12.61)	4.45	(13.79)
Earnings (loss) per share under US GAAP	(12.61)	4.45	(26.92)

Balance sheet

	2001	2000

	$	$
Current assets(f)	95,454	171,639
Deferred charges(f)	6,694	7,384
Mining property, plant and equipment(b),(c),(d)	219,997	519,147
Current liabilities(f)	43,688	70,497
Deferred tax liability(a)	17,298	28,411
Long-term debt(b)	58,832	311,036
Minority interests and participation rights(g)	126,211	161,071
Contributed surplus(b)	1,526	1,526
Deficit	(428,494)	(190,240)
Other comprehensive income(f)	10,985	—

Statement of cash flows

	2001	2000	1999

	$	$	$
Cash provided from operations	45,783	32,557	45,614
Cash used for investing activities(b)	(27,230)	(106,478)	101,030
Cash provided from (used for) financing activities(b)	(51,281)	29,777	(94,436)
Net cash, end of year	16,568	49,296	93,440

Accounting pronouncements

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and disallows the use of the pooling of interests method. SFAS No. 142 changes the accounting for goodwill such that it will no longer be amortized but will be subject to an impairment test instead. These new standards are substantially the same as new standards issued by the CICA which the Company will be adopting in the first quarter of 2002. The adoption of these standards will not have a significant impact on the results of operations and financial condition of the Company.

The Company will be adopting SFAS No. 143, “Accounting for Asset Retirement Obligations” in 2003. This standard requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred and capitalized as part of the asset carrying value and depreciated over the asset’s useful life. The Company has not determined the effect of adoption of this new standard.

Effective in 2002, the Company will adopt SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets”. This standard supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of”, and retains the basic principals of SFAS No. 121 but broadens the presentation of discontinued operations. The adoption of SFAS No. 144 is not expected to significantly impact the Company.

Canadian GAAP accounting changes

Effective January 1, 2002, the Company will adopt a new CICA accounting standard relating to stock-based compensation and other stock-based payments. This new standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, or, alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings. The Company has elected to disclose pro forma net earnings and earnings per share data, therefore, there is no effect of adopting this new standard on the Company’s results of operations and financial position.

Also, effective January 1, 2002, the Company will adopt a new CICA accounting standard in respect of foreign currency translation that will eliminate the deferral and amortization of currency translation adjustments related to long-term monetary items with a fixed and ascertainable life. There will be no impact on the Company’s results of operations and financial position as a result of adoption of this new standard.

During 2001, the CICA issued new Accounting Guideline 13 (“AG 13”), which will be effective beginning in 2003. AG 13 addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under the guideline, the Company is required to document its hedging relationships and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. Otherwise, the derivative financial instruments will be required to be marked to market with the resultant gain or loss being recognized in income. The impact of adopting this guideline has not yet been determined.

18. Disposal of minority interests and participation rights

Effective July 1, 1999, the Company conveyed 50% of its interests in five operating mines to Normandy for net proceeds of $180,953, resulting in a gain of $4,197. This gain includes gains and losses based on the individual mines’ respective book values, a portion of deferred revenue and restructuring charges.

Two new entities, each owned 50% plus one share by the Company and 50% less one share by Normandy, were created to hold directly or indirectly, interests in five existing producing gold mines along with the Company’s and Normandy’s exploration projects in the Americas. One entity holds the mines in Canada: New Britannia (50%; 25% to TVX); and Musselwhite (32%; 16% to TVX) and the other holds the South American mines: La Coipa in Chile (50%; 25% to TVX); and Crixás (50%; TVX holds a 50% legal interest but only a 25% economic interest) and Brasília (49%; 24.5% to TVX) in Brazil and related corporate entities.

As part of the transaction, the Company agreed to indemnify Normandy until June 2005 for up to $15 million of unforeseen, pre-existing environmental liabilities associated with the assets transferred.

Normandy also purchased 356,665 common shares of the Company at CAN$100.00 per share for proceeds of $24,000 (after giving retroactive effect to the 5 for 1 common share consolidation referred to in note 11 and the 10 for 1 common share consolidation referred to in note 19).

19. Subsequent events

(a) Equity offering

On April 12, 2002, the Company completed an equity offering of 7,150,000 common shares at CAN$10.50 per share for gross proceeds of CAN$75,075,000. The proceeds after underwriting fees were CAN$72,072,000.

(b) Business combination

The Company, Kinross Gold Corporation and Echo Bay Mines Ltd. (“Echo Bay”) have entered into a combination agreement dated June 10, 2002, as amended July 12, 2002 for the purpose of combining the ownership of their respective businesses and acquiring the minority interests held by Newmont Mining Corporation. Echo Bay, a US registrant, is required to clear the information circular with the Securities and Exchange Commission of the US (“SEC”) before mailing to its shareholders. The draft information circular was filed with the SEC for review on July 16, 2002. The Company will provide shareholders with details of the transaction in an information circular to be mailed in connection with a special shareholders meeting once this process is finalized.

(c) Share consolidation

Effective June 30, 2002, the Company consolidated its common shares on a ten for one basis. All share capital, share and option data in the consolidated financial statements have been retroactively restated to reflect the share consolidation.

20. Comparative figures

Certain comparative figures have been reclassified to conform to the presentation used in the current year.

ECHO BAY MINES LTD.

CONSOLIDATED BALANCE SHEETS

(unaudited)
thousands of U.S. dollars

	September 30	December 31
	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$20,867	$12,351
Short-term investments	2,170	1,910
Interest and accounts receivable	5,095	3,645
Inventories (note 2)	25,866	29,506
Prepaid expenses and other assets	2,915	3,725

	56,913	51,137
Plant and equipment (note 3)	108,780	120,969
Mining properties (note 3)	29,460	32,903
Other long-term assets (note 4)	53,846	55,795

	$248,999	$260,804

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$22,271	$24,284
Income and mining taxes payable	2,952	3,570
Debt and other financings (note 5)	––	17,000
Deferred income (note 6)	697	876
Reclamation and mine closure liabilities	4,559	3,841

	30,479	49,571
Debt and other financings (note 5)	––	6,714
Deferred income (note 6)	19,102	47,042
Reclamation and mine closure liabilities	47,379	49,726
Deferred income taxes	941	925
Commitments and contingencies (notes 12 and 13)
Shareholders’ equity:
Capital stock (note 7)	1,042,571	713,343
Capital securities (note 8)	––	157,453
Deficit	(863,819)	(734,665)
Foreign currency translation	(27,654)	(29,305)

	151,098	106,826

	$248,999	$260,804

See accompanying notes to interim consolidated financial statements.

ECHO BAY MINES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)
thousands of U.S. dollars, except for per share data

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

Revenue	$51,996	$58,545	$161,750	$186,658

Expenses:
Operating costs	30,104	42,173	99,520	133,317
Royalties	2,016	2,284	5,722	5,970
Production taxes	460	178	544	449
Depreciation and amortization	8,577	10,182	28,300	32,451
Reclamation and mine closure	1,359	1,578	3,839	4,843
General and administrative	2,840	1,476	5,731	4,316
Exploration and development	2,609	1,199	4,778	3,211
Loss on retirement of capital securities (note 7)	—	—	5,461	—
Interest and other (note 9)	289	454	126	1,286

	48,254	59,524	154,021	185,843

Earnings (loss) before income taxes	3,742	(979)	7,729	815

Income tax expense (recovery):
Current	—	48	—	131
Deferred	—	(840)	—	(2,519)

	—	(792)	—	(2,388)

Net earnings (loss)	$3,742	$(187)	$7,729	$3,203

Net earnings (loss) attributable to common shareholders (note 8)	$3,742	$(4,252)	$(129,154)	$(9,518)

Earnings (loss) per share — basic and diluted	$0.01	$(0.03)	$(0.33)	$(0.07)

Weighted average number of shares outstanding (thousands)
— basic	541,269	140,607	392,620	140,607
— diluted	547,105	140,607	392,620	140,607

CONSOLIDATED STATEMENTS OF DEFICIT

(unaudited)
thousands of U.S. dollars

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

Balance, beginning of period	$(867,561)	$(716,946)	$(734,665)	$(711,680)
Net earnings (loss)	3,742	(187)	7,729	3,203
Loss on retirement of capital securities, net of nil tax effect (note 7)	—	—	(132,302)	—
Interest on capital securities, net of nil tax effect (note 8)	—	(4,065)	(4,581)	(12,721)

Balance, end of period	$(863,819)	$(721,198)	$(863,819)	$(721,198)

See accompanying notes to interim consolidated financial statements.

ECHO BAY MINES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited)
thousands of U.S. dollars

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

CASH PROVIDED FROM (USED IN):
OPERATING ACTIVITIES
Net cash flows provided from operating activities	$9,629	$10,936	$14,878	$27,233

INVESTING ACTIVITIES
Mining properties, plant and equipment	(1,926)	(5,326)	(10,790)	(18,683)
Other long-term assets	(3,798)	(2,177)	(3,719)	(2,164)
Proceeds on the sale of plant and equipment	168	5	1,860	373
Other	227	(506)	771	(639)

	(5,329)	(8,004)	(11,878)	(21,113)

FINANCING ACTIVITIES
Debt repayments	—	(2,000)	(17,000)	(9,500)
Units offering, net of issuance costs (note 7)	—	—	25,513	—
Warrants exercised	3	—	3	—
Costs of capital securities retirement (note 7)	(48)	—	(3,000)	—

	(45)	(2,000)	5,516	(9,500)

Net increase (decrease) in cash and cash equivalents	4,255	932	8,516	(3,380)
Cash and cash equivalents, beginning of period	16,612	9,957	12,351	14,269

Cash and cash equivalents, end of period	$20,867	$10,889	$20,867	$10,889

See accompanying notes to interim consolidated financial statements.

ECHO BAY MINES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002
Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted

1.  GENERAL

In the opinion of management, the accompanying unaudited consolidated balance sheets, consolidated statements of operations, consolidated statements of deficit and consolidated statements of cash flow contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly in all material respects the consolidated financial position of Echo Bay Mines Ltd. (the “Company”) as of September 30, 2002 and December 31, 2001 and the consolidated results of operations and cash flow for the three and nine months ended September 30, 2002 and 2001. These financial statements do not include all disclosures required by generally accepted accounting principles for annual financial statements. For further information, refer to the financial statements and related footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2001. Except as otherwise noted in this report, the accounting policies described in the annual report have been applied in the preparation of these financial statements.

On June 10, 2002, the Company, Kinross Gold Corporation (“Kinross”) and TVX Gold Inc. (“TVX”) announced that they had entered into an agreement providing for the proposed combination of the companies. In a concurrent transaction, TVX agreed to acquire from Newmont Mining Corporation (“Newmont”) the interest in the TVX Newmont Americas joint venture that it does not already own. The combination of the companies is conditional upon the completion of this purchase.

Shareholders of Echo Bay (other than Kinross) would receive 0.52 of a Kinross common share for each Echo Bay common share. At a Kinross special meeting, the shareholders of Kinross are expected to consider a one-for-three share consolidation which, if approved, would result in an exchange ratio change from 0.52 to 0.1733 of a Kinross common share for each Echo Bay common share. The Kinross share consolidation would not affect the percentage ownership interest of the Echo Bay shareholders in Kinross.

On June 9, 2002, Echo Bay Exploration Inc. and Echo Bay Minerals Company, two subsidiaries of the Company, entered into an asset purchase agreement, amended as of November 19, 2002, with Newmont USA Limited (“Newmont USA”), a subsidiary of Newmont, providing for the conveyance of the McCoy/ Cove complex. The agreement replaces a letter agreement dated February 13, 2002 related to the conveyance of the McCoy/ Cove complex which called for a payment to the seller of $6 million and the assumption by Newmont of all reclamation and closure obligations. Under the February 13, 2002 letter agreement, Newmont had no obligation to complete the transaction. Newmont indicated it was willing to proceed with the conveyance of the McCoy/ Cove complex only if the Kinross Combination was completed and the cash payment was eliminated. Accordingly, a new agreement was reached expressly containing these two conditions. The closing of the transaction is subject to, among other conditions, the completion of the Kinross Combination. In consideration of the conveyance of such assets, Newmont USA has agreed to assume all liabilities and obligations relating to the reclamation or remediation required for the McCoy/ Cove complex. A gain is expected on the conveyance of the McCoy/ Cove complex. Pending completion of the transaction, the Company will continue to operate McCoy/ Cove for its own account. Mining and processing activities at the McCoy/ Cove complex were completed on March 31, 2002.

In May 2002, the Company sold a total of 39,100,000 units at a price of $0.70 per unit for aggregate gross proceeds of approximately $27.4 million. Each unit consisted of one common share and one share purchase warrant. The common shares and the warrants comprising the units separated upon closing and trade separately on the Toronto Stock Exchange and on the American Stock Exchange. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.90 at any time prior to November 14, 2003.

On April 3, 2002 the Company issued 361,561,230 common shares in exchange for the entire capital securities debt obligation of $100 million in principal amount plus accrued and unpaid interest (notes 7 and 8).

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

2.  INVENTORIES

	September 30	December 31
	2002	2001

Precious metals bullion	$7,299	$12,215
In-process	4,907	5,720
Materials and supplies	13,660	11,571

	$25,866	$29,506

3.  PROPERTY, PLANT AND EQUIPMENT

Plant and equipment

	September 30	December 31
	2002	2001

Cost	$652,534	$655,179
Less accumulated depreciation	543,754	534,210

	$108,780	$120,969

Mining properties

	September 30	December 31
	2002	2001

Producing mines’ acquisition and development costs	$283,211	$280,545
Less accumulated amortization	266,618	260,365

	16,593	20,180
Development properties’ acquisition and development costs	12,867	12,723

	$29,460	$32,903

4.  OTHER LONG-TERM ASSETS

	September 30	December 31
	2002	2001

Deferred losses on modification of hedging contracts	$25,600	$29,305
Deferred mining costs	13,683	15,648
Reclamation and other deposits	14,334	10,485
Premiums paid on gold and silver option contracts	454	1,871
Other	229	357

	54,300	57,666
Less current portion included in prepaid expenses and other assets	454	1,871

	$53,846	$55,795

5.  DEBT AND OTHER FINANCINGS

	September 30	December 31
	2002	2001

Currency loans	$—	$17,000
Capital securities (note 8)	—	6,714

	—	23,714
Less current portion	—	17,000

	$—	$6,714

6.  DEFERRED INCOME

	September 30	December 31
	2002	2001

Deferred gains on modification of hedging contracts	$19,102	$47,042
Premiums received on gold and silver option contracts	697	876

	19,799	47,918
Less current portion	697	876

	$19,102	$47,042

7.  CAPITAL STOCK

	Units	Amount

Common shares
Balance, December 31, 2001	140,607,145	$713,343
Issued in exchange for capital securities and accrued interest	361,561,230	303,711
Units offering, net of issuance costs	39,100,000	23,236
Issued upon exercise of warrants	3,300	3

Balance, September 30, 2002	541,271,675	$1,040,293

Warrants
Balance, December 31, 2001	—	$—
Units offering, net of issuance costs	39,100,000	2,278
Warrants exercised	(3,300)	—

Balance, September 30, 2002	39,096,700	$2,278

Capital securities retirement

On April 3, 2002 the Company issued 361,561,230 common shares, representing approximately 72% of the outstanding common shares after giving effect to such issuance, in exchange for all of its $100 million aggregate principal amount of 11% junior subordinated debentures due 2027, plus accrued and unpaid interest thereon (the “capital securities”).

Following this issuance of common shares, and as at April 3, 2002, the principal holders of the Company’s common shares and their respective ownership positions in the Company were Newmont Mining Corporation of Canada Limited (“Newmont Canada”) (48.8%) and Kinross (11.4%). In connection with the completion of the capital securities exchange, three directors of the Company resigned from the board of directors. Two of the vacancies created by these resignations were filled by executive officers of Newmont Canada.

As a result of eliminating the capital securities, the Company recorded an increase to common shares of $303.7 million, based on their quoted market value at the date of issue. The quoted market value of the common shares issued exceeded the book value of the capital securities by $134.8 million. This difference, along with transaction costs of $3.0 million, were recorded proportionately between interest expense ($5.5 million) and deficit ($132.3 million) in the second quarter of 2002 based on the debt and equity classifications of the capital securities.

Units offering

In May 2002, the Company sold a total of 39,100,000 units at a price of $0.70 per unit for aggregate gross proceeds of approximately $27.4 million. Each unit consisted of one common share and one share purchase warrant. The common shares and the warrants comprising the units separated upon closing and trade separately on the Toronto Stock Exchange and the American Stock Exchange. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.90 at any time prior to November 14, 2003.

8.  CAPITAL SECURITIES

On April 3, 2002 the Company issued 361,561,230 common shares in exchange for all of its capital securities (note 7). Prior to the exchange, the present value of the capital securities’ principal amount was classified as debt (note 5) and the present value of the future interest payments plus deferred accrued interest was classified within a separate component of shareholders’ equity. Interest on the debt portion of the capital securities was classified as interest expense on the consolidated statement of earnings and interest on the equity portion of the capital securities was charged directly to deficit on the consolidated balance sheet. The loss on conversion of the capital securities was charged proportionately between earnings and deficit (note 7). For purposes of per share calculations, the equity portions of interest and the loss on conversion decreases the earnings attributable to common shareholders. See note 10 for a discussion of differences in treatment of the capital securities under generally accepted accounting principles in the United States.

9.  INTEREST AND OTHER

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

Interest income	$(104)	$(163)	$(322)	$(662)
Interest expense	119	551	661	1,962
Gain on sale of assets	(130)	—	(1,229)	(285)
Unrealized loss on share investments	—	2	—	104
Other	404	64	1,016	167

	$289	$454	$126	$1,286

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

U.S. GAAP financial statements

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. These differ in some respects from those in the United States, as described below and in the footnotes to the financial statements included in the Company’s annual report on Form 10-K for the year ended December 31, 2001.

Capital securities retirement

In accordance with Canadian GAAP, the loss on the retirement of the capital securities (note 7) was recorded proportionately between interest expense ($5.5 million) and deficit ($132.3 million) in the second quarter of 2002 based on the debt and equity classifications of the capital securities. Under U.S. GAAP, the entire loss of $137.8 million would be recorded as an extraordinary item.

     The effects of the GAAP differences on the consolidated statement of operations would have been as follows.

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

Net earnings (loss) under Canadian GAAP	$3,742	$(187)	$7,729	$3,203
Additional interest expense on capital securities	—	(4,065)	(4,581)	(12,721)
Amortization of deferred financing on capital securities	—	(158)	(158)	(475)
Loss on retirement of capital securities	—	—	5,461	—
Change in market value of foreign exchange contracts	(719)	(780)	(48)	(2,720)
Change in market value of option contracts	(172)	345	(1,875)	(446)
Modification of derivative contracts realized in net earnings	344	—	1,031	—
Transition adjustment on adoption of FAS 133	—	—	—	(3,090)
Kettle River exploration expense	—	(122)	—	(1,425)
Kettle River amortization expense	—	488	—	1,657
Unrealized loss on share investments	—	2	—	104

Net earnings (loss) under U.S. GAAP before extraordinary loss	$3,195	$(4,477)	$7,559	$(15,913)
Loss on retirement of capital securities, net of nil tax effect	—	—	(137,763)	—

Net earnings (loss) under U.S. GAAP	$3,195	$(4,477)	$(130,204)	$(15,913)

Earnings (loss) per share under U.S. GAAP — basic and diluted
— before extraordinary loss	$0.01	$(0.03)	$0.02	$(0.11)
— extraordinary loss	$—	$—	$(0.35)	$—

— after extraordinary loss	$0.01	$(0.03)	$(0.33)	$(0.11)

Weighted average number of shares outstanding (thousands)
— basic	541,269	140,607	392,620	140,607
— diluted	547,105	140,607	397,488	140,607

     The effects of the GAAP differences on the consolidated balance sheet would have been as follows.

	Canadian	Short-term	Derivative		U.S.
September 30, 2002	GAAP	Investments	Contracts	Other(1)	GAAP

Short-term investments	$2,170	$14,094	$—	$—	$16,264
Other long-term assets	53,846	—	(25,507)	—	28,339
Accounts payable and accrued liabilities	22,271	—	2,387	—	24,658
Deferred income	19,799	—	(19,799)	—	—
Common shares	1,042,571	—	—	36,428	1,078,999
Deficit	(863,819)	178	(4,314)	(36,428)	(904,383)
Foreign currency translation	(27,654)	—	—	27,654	—
Accumulated other comprehensive loss	—	13,916	(3,781)	(27,654)	(17,519)
Shareholders’ equity	151,098	14,094	(8,095)	—	157,097

(1)	The adjustment to common shares and deficit relates to the 1996 acquisition and 1997 write-off of the Company’s investment in Santa Elina.

The following statement of comprehensive income (loss) would be disclosed in accordance with U.S. GAAP.

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

Net earnings (loss) under U.S. GAAP	$3,195	$(4,477)	$(130,204)	$(15,913)
Other comprehensive income (loss), after a nil income tax effect:
Unrealized gain on share investments arising during period	1,702	742	11,458	1,098
Foreign currency translation adjustments	(2,356)	(2,756)	1,651	(3,671)
Transition adjustment on implementation of FAS 133	—	—	—	39,234
Modification of derivative contracts realized in net earnings (loss)	(7,406)	(4,166)	(25,266)	(11,960)

Other comprehensive income (loss)	(8,060)	(6,180)	(12,157)	24,701

Comprehensive income (loss)	$(4,865)	$(10,657)	$(142,361)	$8,788

Additionally, under U.S. GAAP, the equity section of the balance sheet would present a subtotal for accumulated other comprehensive loss, as follows.

	September 30	December 31
	2002	2001

Unrealized gain on share investments	$13,916	$2,458
Modification of derivative contracts	(3,781)	21,485
Foreign currency translation	(27,654)	(29,305)

Accumulated other comprehensive loss	$(17,519)	$(5,362)

Recent accounting pronouncements

In 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. The Statement requires obligations associated with the retirement of long-lived assets be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived assets and allocated to expense over the useful life of the asset. The Company will adopt Statement 143 on January 1, 2003. The impact of adoption of Statement 143 on the Company’s financial position or results of operations has not yet been determined.

11. SEGMENT INFORMATION

The Company’s management regularly evaluates the performance of the Company by reviewing operating results on a minesite by minesite basis. As such, the Company considers each producing minesite to be an operating segment. In the third quarter of 2002, the Company had three operating mines: Round Mountain in Nevada, USA; Kettle River in Washington, USA; and Lupin in the Nunavut Territory of Canada. All of the Company’s mines are 100% owned except for Round Mountain, which is 50% owned. The Company operated a fourth mine, McCoy/ Cove in Nevada, USA, until March 31, 2002 at which date mining and processing activities were completed.

The Company’s management generally monitors revenue on a consolidated basis. Information regarding the Company’s consolidated revenue is provided below.

	Three months ended		Nine months ended
	September 30		September 30

	2002	2001	2002	2001

Total gold and silver revenues	$51,996	$58,545	$161,750	$186,658
Average gold price realized per ounce	$361	$298	$360	$302
Average silver price realized per ounce	$—	$4.43	$4.36	$4.77

In making operating decisions and allocating resources, the Company’s management specifically focuses on the production levels and cash operating costs generated by each operating segment, as summarized in the following tables.

	Three months ended		Nine months ended
	September 30		September 30

Production (ounces)	2002	2001	2002	2001

Gold
Round Mountain (50%)	100,063	102,883	289,133	301,021
Lupin	31,118	33,000	84,478	105,710
Kettle River	7,907	12,200	27,894	41,418
McCoy/ Cove	—	23,450	16,501	73,138

Total gold	139,088	171,533	418,006	521,287

Silver — all from McCoy/ Cove	—	1,731,444	1,470,094	5,028,029

	Three months ended		Nine months ended
	September 30		September 30

Operating costs	2002	2001	2002	2001

Round Mountain (50%)	$19,751	$20,052	$52,873	$58,312
Lupin	8,016	6,943	26,287	22,797
Kettle River	2,337	3,515	6,907	11,571
McCoy/ Cove	—	11,663	13,453	40,637

Total operating costs per financial statements	$30,104	$42,173	$99,520	$133,317

	Three months ended		Nine months ended
	September 30		September 30

Royalties	2002	2001	2002	2001

Round Mountain (50%)	$1,949	$2,147	$5,543	$5,354
Kettle River	67	90	138	448
McCoy/ Cove	—	47	41	168

Total royalties per financial statements	$2,016	$2,284	$5,722	$5,970

	Three months ended		Nine months ended
	September 30		September 30

Depreciation and amortization	2002	2001	2002	2001

Round Mountain (50%)	$6,267	$5,261	$16,996	$15,919
Lupin	1,436	1,103	3,636	3,708
Kettle River	418	653	2,052	1,711
McCoy/ Cove	—	2,778	4,385	9,842
Depreciation of non-minesite assets	456	387	1,231	1,271

Total depreciation and amortization per financial statements	$8,577	$10,182	$28,300	$32,451

12. HEDGING ACTIVITIES AND COMMITMENTS

Gold commitments

At September 30, 2002, the Company had commitments to deliver 15,000 ounces of gold in October 2002 at a price of $293 per ounce. The gold ounces were delivered as scheduled. The Company’s option position at September 30, 2002 included 75,000 ounces of gold call options in October 2002 at an average strike price of $294 per ounce. The Company delivered 15,000 ounces into gold call options at $302 per ounce and settled the remaining 60,000 gold call options at a cost of $1.1 million in October 2002.

Currency position

At September 30, 2002, the Company had an obligation under foreign currency exchange contracts to purchase C$12.3 million during the remainder of 2002 at an exchange rate of C$1.60 to U.S.$1.00. On October 7, 2002, the Company entered into foreign currency contracts to purchase C$45.1 million through June 2003 at an exchange rate of C$1.61 to U.S.$1.00.

Shown below are the carrying amounts and estimated fair values of the Company’s hedging instruments at September 30, 2002 and December 31, 2001.

	September 30, 2002		December 31, 2001

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Gold forward sales	$—	$(400)	$—	$2,000
Gold options — calls sold	(697)	(2,000)	(876)	(700)
Foreign currency contracts	—	100	—	100

		$(2,300)		$1,400

Fair values are estimated based upon market quotations of various input variables. These variables were used in valuation models that estimate the fair market value.

13. OTHER COMMITMENTS AND CONTINGENCIES

Summa

In September 1992, Summa Corporation commenced a lawsuit against two indirect subsidiaries of the Company, Echo Bay Exploration Inc. and Echo Bay Management Corporation (together the “Subsidiaries”) alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/ Cove and another mine, which is no longer in operation. The matter was tried in the Nevada State Court in April 1997, with Summa claiming more than $13 million in damages, and, in September 1997, judgment was rendered for the Subsidiaries. The decision was appealed by Summa to the Supreme Court of Nevada, which in April 2000 reversed the decision of the trial court and remanded the case back to the trial court for “a calculation of the appropriate [royalties] in a manner not inconsistent with this order.” The case was decided by a panel comprised of three of the seven Justices of the Supreme Court of Nevada and the Subsidiaries petitioned that panel for a rehearing. The petition was denied by the three member panel on May 15, 2000 and remanded to the lower court for consideration of other defences and arguments put forth by the Subsidiaries. The Subsidiaries filed a petition for a hearing before the full Supreme Court and on December 22, 2000, the Court recalled its previous decision. Both the Subsidiaries and their counsel believe that grounds exist to modify or reverse the decision. The Company has $1.5 million accrued related to this litigation. If the appellate reversal of the trial decision is maintained and the trial court, on remand, were to dismiss all of the Subsidiaries’ defences, the royalty calculation at McCoy/ Cove would change and additional royalties would be payable. Neither the Company, nor counsel to the Subsidiaries believe it is possible to quantify the precise liability pursuant to a revised royalty calculation.

Handy & Harman

On March 29, 2000 Handy & Harman Refining Group, Inc., which operated a facility used by the Company for the refinement of doré bars, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The Company has a claim for gold and silver accounts at this refining facility with an estimated market value of approximately $2.4 million. Further, in March 2002, the liquidating trustee for Handy & Harman commenced a series of adversary proceedings against numerous creditors, including two Company subsidiaries, alleging that certain creditors received preferential payments in metal or otherwise. The Company intends to oppose these proceedings vigorously. The success or failure of the liquidating trustee in prosecuting the claims may have an impact on the ultimate distribution of funds to creditors. The outcome of these proceedings is uncertain at this time.

Security for reclamation

Certain of the Company’s subsidiaries have provided corporate guarantees and other forms of security to regulatory authorities in connection with future reclamation activities. Early in 2001, regulators in Nevada called upon two of the Company’s subsidiaries to provide other security to replace corporate guarantees that had been given in respect of the Round Mountain and McCoy/ Cove operations totaling approximately $33 million. The Company disagrees with the regulators’ position and believes that the subsidiaries qualify under the criteria set out for corporate guarantees and will oppose the regulatory decision. Although the outcome cannot be predicted, the Company and its counsel believe that the Company will prevail.

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

The Board of Directors

  ECHO BAY MINES LTD.

      We have audited the consolidated balance sheets of Echo Bay Mines Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations, deficit and cash flow for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with accounting principles generally accepted in Canada.

Edmonton, Canada	(Signed) Ernst & Young LLP

January 31, 2002, except for notes 7 and 20	Chartered Accountants
as to which the dates are March 28, 2002
and June 9, 2002, respectively

ECHO BAY MINES LTD.

CONSOLIDATED BALANCE SHEETS

December 31

	2001	2000

	(thousands of U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	$12,351	$14,269
Short-term investments	1,910	2,186
Interest and accounts receivable	3,645	3,022
Inventories (note 2)	29,506	39,443
Prepaid expenses and other assets	3,725	6,058

	51,137	64,978
Plant and equipment (note 3)	120,969	138,527
Mining properties (note 3)	32,903	41,691
Long-term investments and other assets (note 4)	55,795	68,412

	$260,804	$313,608

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$24,284	$24,159
Income and mining taxes payable	3,570	5,780
Debt and other financings (note 5)	17,000	26,500
Reclamation and mine closure liabilities (note 8)	3,841	1,914
Deferred income (note 6)	876	3,964

	49,571	62,317
Debt and other financings (note 5)	6,714	6,032
Deferred income (note 6)	47,042	74,148
Reclamation and mine closure liabilities (note 8)	49,726	49,632
Deferred income taxes	925	4,694
Commitments and contingencies (notes 8, 18 and 19)
Shareholders’ equity:
Common shares (note 14), no par value, unlimited number authorized; issued and outstanding — 140,607,145 shares	713,343	713,343
Capital securities (note 7)	157,453	140,076
Deficit	(734,665)	(711,680)
Foreign currency translation	(29,305)	(24,954)

	106,826	116,785

	$260,804	$313,608

On behalf of the Board

(signed) Robert L. Leclerc Director	(signed) John W. Abell Director

See accompanying notes.

ECHO BAY MINES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31

	2001	2000	1999

	(thousands of U.S. dollars,
	except for per share data)
Revenue	$237,684	$280,976	$210,351

Expenses:
Operating costs	175,341	173,435	139,816
Royalties (note 19)	7,597	8,034	7,197
Production taxes	177	2,460	256
Depreciation and amortization	42,101	50,664	54,941
Reclamation and mine closure	6,098	10,572	7,025
General and administrative	5,623	5,650	7,429
Exploration and development	3,466	10,336	8,754
Interest and other (note 9)	1,722	3,012	8,194
Provision for impaired assets (note 10)	4,384	—	—
Loss on sale of interest in Paredones Amarillos (note 11)	—	—	13,795

	246,509	264,163	247,407

Earnings (loss) before income taxes	(8,825)	16,813	(37,056)
Income tax expense (recovery) (note 12)	(3,147)	(1,748)	216

Net earnings (loss)	$(5,678)	$18,561	$(37,272)

Net earnings (loss) attributable to common shareholders (note 7)	$(22,985)	$3,164	$(50,969)

Earnings (loss) per share — basic and fully diluted	$(0.16)	$0.02	$(0.36)

Weighted average number of shares outstanding (thousands)
— basic and fully diluted	140,607	140,607	140,607

CONSOLIDATED STATEMENTS OF DEFICIT

Year ended December 31

	2001	2000	1999

	(thousands of U.S. dollars)
Balance, beginning of year	$(711,680)	$(714,844)	$(663,875)
Net earnings (loss)	(5,678)	18,561	(37,272)
Interest on capital securities, net of nil tax effect (note 7)	(17,307)	(15,397)	(13,697)

Balance, end of year	$(734,665)	$(711,680)	$(714,844)

See accompanying notes.

ECHO BAY MINES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

Year ended December 31

	2001	2000	1999

	(thousands of U.S. dollars)
CASH PROVIDED FROM (USED IN):
OPERATING ACTIVITIES
Net earnings (loss)	$(5,678)	$18,561	$(37,272)
Add (deduct):
Depreciation	31,093	32,457	40,957
Amortization	11,008	18,207	13,984
Amortization (deferral) of mining costs	6,118	4,202	(8,107)
Deferred income included in revenue (note 6)	(18,609)	(24,473)	(11,129)
Deferred income included in operating costs (note 6)	(2,846)	(3,149)	—
Deferral of gains on restructuring of hedge commitments	—	4,287	14,324
Deferred income taxes	(3,358)	(2,400)	—
Net gain on sale of other assets (note 9)	(700)	(432)	(736)
Unrealized losses on share investments	150	28	1,508
Provision for impaired assets (note 10)	4,384	—	—
Loss on sale of interest in Paredones Amarillos (note 11)	—	—	13,795
Other	588	(1,084)	651
Change in cash invested in operating assets and liabilities:
Interest and accounts receivable	(648)	(85)	864
Inventories	8,780	(2,869)	882
Prepaid expenses and other assets	166	(31)	290
Accounts payable and accrued liabilities	3,304	496	(459)
Income and mining taxes payable	(2,174)	2,790	13

	31,578	46,505	29,565

INVESTING ACTIVITIES
Mining properties, plant and equipment	(22,817)	(11,589)	(25,158)
Long-term investments and other assets	(1,879)	(524)	(5,135)
Proceeds on sale of plant and equipment	943	332	972
Cost of repurchase of gold and silver hedging contracts	—	—	(3,334)
Other	(243)	894	(926)

	(23,996)	(10,887)	(33,581)

FINANCING ACTIVITIES
Debt borrowings	—	12,000	17,000
Debt repayments	(9,500)	(36,750)	(16,181)
Other	—	—	(1,389)

	(9,500)	(24,750)	(570)

Net increase (decrease) in cash and cash equivalents	(1,918)	10,868	(4,586)
Cash and cash equivalents, beginning of year	14,269	3,401	7,987

Cash and cash equivalents, end of year	$12,351	$14,269	$3,401

See accompanying notes.

ECHO BAY MINES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Echo Bay Mines Ltd. mines, processes and explores for gold and silver. Gold accounted for 86% of 2001 revenue and silver 14%. The Company has four operating mines: Round Mountain and McCoy/Cove in Nevada, U.S.A.; Kettle River in Washington, U.S.A.; and Lupin in Nunavut Territory, Canada. All of the Company’s mines are 100% owned except for Round Mountain, which is 50% owned.

The Company’s financial position and operating results are directly affected by the market price of gold in relation to the Company’s production costs. Silver price fluctuations also affect the Company’s financial position and operating results, although to a lesser extent. Gold and silver prices fluctuate in response to numerous factors beyond the Company’s control.

The consolidated financial statements are prepared on the historical cost basis in accordance with accounting principles generally accepted in Canada and, in all material respects, conform with accounting principles generally accepted in the United States, except as described in note 15. The statements are expressed in U.S. dollars.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Interests in joint ventures, each of which by contractual arrangement is jointly controlled by all parties having an equity interest in the joint venture, are accounted for using the proportionate consolidation method to consolidate the Company’s share of the joint venture’s assets, liabilities, revenues and expenses.

Share investments

Short-term investments, comprised of publicly traded common shares, are recorded at the lower of cost or quoted market prices, with unrealized losses included in income. Long-term common share investments are recorded at cost. A provision for loss is recorded in income if there is a decline in the market value of a long-term share investment that is other than temporary. If the Company’s share investment represents more than a 20% ownership interest and the Company can exercise significant influence over the investee, the equity method of accounting is used. The equity method reports the investment at cost adjusted for the Company’s pro rata share of the investee’s undistributed earnings or losses since acquisition.

Foreign currency translation

The Company’s self-sustaining Canadian operations are translated into U.S. dollars using the current-rate method, which translates assets and liabilities at the year-end exchange rate and translates revenue and expenses at average exchange rates. Exchange differences arising on translation are recorded as a separate component of shareholders’ equity. The change in the balance is attributable to fluctuations in the exchange rate of U.S. dollars to Canadian dollars.

Revenue recognition

Revenue is recognized when title to delivered gold or silver and the risks and rewards of ownership pass to the buyer.

Earnings (loss) per share

Earnings (loss) per share are calculated based on the weighted average number of common shares outstanding during the year. For per share calculations, the amount of capital securities interest that is charged directly to the deficit decreases the earnings, or increases the loss, attributable to common shareholders. Fully diluted earnings (loss) per share are the same as basic earnings (loss) per share because the Company’s outstanding options are not dilutive.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories

Precious metals and in-process inventories are valued at the lower of cost, using the “first-in, first-out” method, or net realizable value. Materials and supplies are valued at the lower of average cost or replacement cost.

Plant and equipment

Plant and equipment are recorded at cost. Depreciation is provided using the straight-line method over each asset’s estimated economic life to a maximum of 20 years.

Mining properties — producing mines’ acquisition and development costs

Mining properties are recorded at cost of acquisition. Mine development costs include expenditures incurred to develop new ore bodies, to define further resources in existing ore bodies and to expand the capacity of operating mines. These expenditures are amortized against earnings on the unit-of-production method based on estimated recoverable ounces of gold. Estimated recoverable ounces of gold include proven and probable reserves and non-reserve material when sufficient objective evidence exists to determine that it is probable the non-reserve material will be produced.

For the purpose of preparing financial information in accordance with United States generally accepted accounting principles, only proven and probable reserves are considered when applying the unit-of-production method. Non-reserve material was not used in the periods covered by these financial statements when applying the unit-of-production method under both Canadian and U.S. generally accepted accounting standards.

Development properties

At properties identified as having the potential to add to the Company’s proven and probable reserves, the direct costs of acquisition and development are capitalized only if there is sufficient objective evidence to indicate that it is probable that the property will become an operating mine. Factors considered in making this assessment include the existence and nature of known resources and proven and probable reserves, whether the proximity of the property to existing mines and ore bodies increases the probability of developing an operating mine, the results of recent drilling on the property and the existence of feasibility studies or other analyses demonstrating the existence of commercially recoverable ore. Capitalized costs are evaluated for recoverability when events or circumstances indicate that investment in the property may be impaired and are written off if it is determined that the project is not commercially feasible in the period in which this determination is made. The assessment of cost recoverability is based on proven and probable reserves on the property, if any, as well as resources which do not meet the criteria for classification as a proven or probable reserve. If production commences, capitalized costs are transferred to “producing mines” acquisition and development costs” and amortized as described above.

For the purpose of preparing financial information in accordance with United States generally accepted accounting principles, all costs associated with a property that has the potential to add to the Company’s proven and probable reserves are expensed until a final feasibility study demonstrating the existence of proven and probable reserves is completed. No costs have been capitalized in the periods covered by these financial statements that do not meet the criteria for capitalization under both Canadian and U.S. generally accepted accounting standards.

Deferred mining costs

Mining costs incurred to remove ore and waste from an open pit and to access new production areas in an underground mine are capitalized as long-term deferred costs. These costs are deferred because they relate to gold that will be produced in future years and they are charged to operating costs in the period that the related production occurs.

For open pit operations, mining costs are capitalized on an individual mine basis, using the ratio of total tons of waste and ore to be mined to total gold ounces to be recovered over the life of the mine. Costs are capitalized in periods when the ratio of tons mined to gold produced exceeds the expected average for the mine. Amortization occurs in periods when the ratio is less than the expected average. This accounting method considers variations in grade and recovery in addition to waste-to-ore ratios and results in the recognition of mining costs evenly over the life of the mine as gold is produced.

For underground mining operations, the costs of accessing and developing new production areas are deferred and expensed as operating costs in the period in which the related production occurs.

Exploration costs

The costs of exploration programs are expensed as incurred.

Reclamation and mine closure costs

Estimated site restoration and closure costs for each producing mine are charged against operating earnings on the unit-of-production method based on estimated recoverable ounces of gold.

Income taxes

In 2000, the Company adopted the provisions of CICA Handbook Section 3465 “Income Taxes” on a prospective basis. The provisions require the use of the liability method of tax allocation and the recognition of deferred income taxes based on the differences between the carrying amounts of assets and liabilities for accounting and tax purposes. The adoption of the standard had no effect on the Company’s financial statements.

Property evaluations

The Company annually reviews detailed engineering life-of-mine plans for each mine. Long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Expected future undiscounted cash flows are calculated using estimated recoverable ounces of gold (considering proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves), future sales prices (considering current and historical prices, price trends and related factors), operating costs, capital expenditures, reclamation and mine closure costs. Reductions in the carrying amount of long-lived assets, with a corresponding charge to earnings, are recorded to the extent that the estimated future cash flows are less than the carrying amount.

The Company’s estimates of future cash flows are subject to risks and uncertainties. It is possible that changes may occur which could affect the recoverability of the Company’s long-lived assets.

For the purpose of preparing financial information in accordance with United States generally accepted accounting principles, estimated recoverable ounces of gold include proven and probable reserves. Impairment amounts reported in these financial statements under Canadian or U.S. generally accepted accounting standards are not affected by this difference.

Reserve risks

If the Company were to determine that its reserves and future cash flows should be calculated at a significantly lower gold price than the $300 per ounce price used at December 31, 2001, there would likely be a material reduction in the amount of gold reserves. In addition, if the price realized by the Company for its gold or silver bullion were to decline substantially below the price at which mineral reserves were calculated for a sustained period of time, the Company potentially could experience material write-downs of its investment in its mining properties. Under certain of such circumstances, the Company might discontinue the development of a project or mining at one or more of its properties or might temporarily suspend operations at a producing property and place that property in a “care and maintenance” mode. Reserves could also be materially and adversely affected by changes in operating and capital costs and short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades and ore types.

Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, and other factors. Changes in the significant assumptions underlying future cash flow estimates, including assumptions regarding precious metals prices, may have a material effect on future carrying values and operating results.

Capitalization of interest

Interest cost is capitalized on construction programs until the facilities are ready for their intended use.

Employee benefit plans

Obligations and related costs under defined contribution employee benefit plans are accrued as the benefits are earned by the employees. The Company does not have any defined benefit plans.

Stock-based compensation plans

The Company has three stock-based compensation plans, which are described in note 14. No compensation expense is recognized for these plans when the stock or stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital.

Hedging activities

The Company’s profitability is subject to changes in gold and silver prices, exchange rates, interest rates and certain commodity prices. To reduce the impact of such changes, the Company locks in the future value of certain of these items through hedging transactions. These transactions are accomplished through the use of derivative financial instruments, the value of which is derived from movements in the underlying prices or rates.

The gold- and silver-related instruments used in these transactions include forward sales contracts and options. These forward sales contracts obligate the Company to sell gold or silver at a specific price on a future date. Call options give the holder the right, but not the obligation to buy gold or silver at a specific future date at a specific price. These tools reduce the risk of gold and silver price declines, but also could limit the Company’s participation in increases of gold and silver prices. The Company engages in forward currency-exchange contracts to reduce the impact on the Lupin mine’s operating costs caused by fluctuations in the exchange rate of U.S. dollars to Canadian dollars.

Gains and losses resulting from hedging activities are recognized in earnings on a basis consistent with the hedged item. When hedged production is sold, revenue is recognized in amounts implicit in the commodity loan, delivery commitment or option agreement. Gains or losses on foreign currency are recorded in operating costs, or capitalized in the cost of assets, when the hedged Canadian dollar transactions occur. Gains and losses on early termination of hedging contracts are deferred until the formerly hedged items are recognized in earnings. Premiums paid or received on gold and silver option contracts purchased or sold are deferred and recognized in earnings on the option expiration dates.

Call options written after October 24, 2000 are carried at fair value in accordance with Emerging Issues Committee Abstract 113, “Accounting by Commodity Producers for Written Call Options.”

2.  INVENTORIES

	2001	2000

Precious metals bullion	$12,215	$18,357
In-process	5,720	8,293
Materials and supplies	11,571	12,793

	$29,506	$39,443

3.  PROPERTY, PLANT AND EQUIPMENT

Net book value

			2001	2000

	Plant and	Mining	Net Book	Net Book
Property and percentage owned	Equipment	Properties	Value	Value

Round Mountain (50%)	$57,387	$18,614	$76,001	$81,333
McCoy/Cove (100%)	10,093	11	10,104	20,786
Lupin (100%)	20,638	1,555	22,193	26,066
Kettle River (100%)	—	—	—	1,948
Aquarius (100%)	30,957	12,723	43,680	48,025
Other	1,894	—	1,894	2,060

	$120,969	$32,903	$153,872	$180,218

Plant and equipment

	2001		2000

		Net Book		Net Book
	Cost	Value	Cost	Value

Land improvements and utility systems	$72,977	$3,220	$72,853	$5,165
Buildings	153,779	25,466	155,893	33,518
Equipment	385,086	53,371	384,236	62,311
Construction in progress	43,337	38,912	40,671	37,533

	$655,179	$120,969	$653,653	$138,527

Mining properties

	2001	2000

Producing mines’ acquisition and development costs	$280,545	$276,951
Less accumulated amortization	260,365	248,792

	20,180	28,159
Development properties’ acquisition and development costs	12,723	13,532

	$32,903	$41,691

During 2001, the Company wrote down the carrying values of the Kettle River mine (note 10).

4.  LONG-TERM INVESTMENTS AND OTHER ASSETS

	2001	2000

Modification of hedging contracts	$29,305	$30,458
Deferred mining costs	15,648	21,808
Reclamation and other deposits	10,485	8,639
Premiums paid on gold and silver option contracts	1,871	11,115
Other	357	253

	57,666	72,273
Less current portion included in prepaid expenses and other assets	1,871	3,861

	$55,795	$68,412

Modification of hedging contracts

Losses on the early termination or other restructuring of gold and silver hedging contracts are deferred until the formerly hedged items are recognized in earnings. These deferred losses are expected to be recognized as follows: $5.0 million in 2002, $5.2 million in 2003, $11.0 million in 2004, $4.6 million in 2005, $1.9 million in 2006 and $1.6 million thereafter. Refer to note 6 for a discussion of the deferral of gains on the modification of hedging contracts.

Deferred mining costs

The deferred mining ratio for the Round Mountain mine in 2001 was 112 tons per ounce recovered (2000 — 127 tons, 1999 — 127 tons). The deferred mining ratio for the McCoy/Cove mine in 2001 was 15 tons per ounce recovered (2000 — 76 tons, 1999 — 60 tons).

Premiums paid on gold and silver hedging contracts

Premiums paid on gold and silver hedging contracts are deferred and recognized in earnings on their expiration dates. These deferred premiums will be recognized in 2002. Refer to note 6 for a discussion of the deferral of premiums received on gold and silver option contracts sold.

5.  DEBT AND OTHER FINANCINGS

	2001	2000

Currency loans	$17,000	$26,500
Capital securities (note 7)	6,714	6,032

	23,714	32,532
Less current portion	17,000	26,500

	$6,714	$6,032

Currency loans

On October 5, 2001, a new $17 million revolving credit and $4 million letter of credit facility was established with HSBC Bank USA. The new facility has been guaranteed by an affiliate of Franco-Nevada Mining Corporation Limited. The Company has drawn down on the revolving credit facility to repay bank debt of $17 million and has replaced the $4 million letter of credit issued under the previous facility. The principal amount of the credit facility matures on September 30, 2002 and interest is payable quarterly at LIBOR plus 2.125%. As a result of Franco-Nevada agreeing to give this guarantee, the interest rate payable by the Company is lower than it would have been without the guarantee. Accordingly, the Company has agreed to pay Franco-Nevada a fee equal to 50 percent of the saving realized by the Company. At December 31, 2001, the effective interest rate on the revolving loan was 4.335%.

Other information

Certain of the Company’s financing arrangements require it to maintain specified ratios of assets to liabilities and cash flow to debt. The Company is in compliance with these ratios and other covenant requirements.

The Company had $24.7 million in outstanding surety bonds and letters of credit at December 31, 2001, primarily related to the bonding of future reclamation obligations. At December 31, 2001, annual fees on the letters of credit range from 0.5% to 2.125%.

Interest payments were $1.8 million in 2001, $4.3 million in 2000 and $5.0 million in 1999.

6.  DEFERRED INCOME

	2001	2000

Modification of hedging contracts	$47,042	$66,471
Premiums received on gold and silver hedging contracts	876	11,641

	47,918	78,112
Less current portion	876	3,964

	$47,042	$74,148

Modification of hedging contracts

Gains on the early termination or other restructuring of gold, silver and foreign currency hedging contracts are deferred until the formerly hedged items are recognized in earnings. These deferred gains are expected to be recognized as follows: $35.6 million in 2002, $2.5 million in 2003, $3.9 million in 2004, $3.7 million in 2005 and $1.3 million in 2006. Refer to note 4 for a discussion of the deferral of losses on the modification of hedging contracts.

Premiums received on gold and silver option contracts

Premiums received on gold and silver option contracts sold are deferred and recognized in earnings on the option expiration dates. These deferred premiums will be recognized in 2002. Refer to note 4 for a discussion of the deferral of premiums paid on gold and silver hedging contracts.

7.  CAPITAL SECURITIES

In 1997, the Company issued $100.0 million of 11% capital securities due in April 2027. The effective interest rate on the capital securities is 11%, or 12% compounded semi-annually during a period of interest deferral.

The Company has the right to defer interest payments on the capital securities for a period not to exceed 10 consecutive semi-annual periods. During a period of interest deferral, interest accrues at a rate of 12% per annum, compounded semi-annually, on the full principal amount and deferred interest. Since April 1998, the Company has exercised its right to defer its interest payments to holders of the capital securities. Interest accrued and deferred to date amounts to $64.2 million at December 31, 2001 and is payable no later than April 1, 2003 together with any additional compounded or deferred interest up to that date. The Company, at its option, may satisfy its deferred interest obligation by delivering common shares to the indenture trustee for the capital securities. The trustee would sell the Company’s shares and remit the proceeds to the holders of the securities in payment of the deferred interest obligation. Deferred interest obligations not settled with proceeds from the sale of shares remain an unsecured liability of the Company. The present value of the capital securities’ principal amount, $6.7 million, has been classified as debt within gold and other financings (note 5). The present value of the future interest payments of $93.3 million plus deferred accrued interest has been classified within a separate component of shareholders’ equity as the Company has the unrestricted ability to settle the future interest payments by issuing its own common shares to the trustee for sale. Interest on the debt portion of the capital securities has been classified as interest expense on the consolidated statement of earnings, and interest on the equity portion of the capital securities has been charged directly to deficit on the consolidated balance sheet. For purposes of per share calculations, interest on the equity portion decreases the earnings attributable to common shareholders. See note 15 for a discussion of differences in treatment of the capital securities under generally accepted accounting principles in the United States.

On March 28, 2002 the Company’s common shareholders authorized the issuance of up to an aggregate of 361,561,230 common shares in exchange for the capital securities. See note 20.

8.  RECLAMATION AND MINE CLOSURE LIABILITIES

	2001	2000

Round Mountain	$13,674	$10,659
McCoy/Cove	17,546	19,284
Lupin	9,584	8,280
Kettle River	9,119	8,620
Sunnyside	3,644	4,703

	53,567	51,546
Less current portion	3,841	1,914

	$49,726	$49,632

At December 31, 2001, the Company’s estimate of future reclamation and mine closure costs is $62.1 million, which it believes will meet current regulatory requirements. The aggregate obligation accrued to December 31, 2001 was $53.6 million, including accruals of $7.4 million in 2001, $10.6 million in 2000, and $7.0 million in 1999. The remaining $8.5 million, including $6.6 million at Round Mountain and $1.9 million at Lupin, will be accrued on the unit-of-production method over the remaining life of each mine. Assumptions used to estimate reclamation and mine closure costs are based on the work that is required under currently applicable permits, laws and regulations. These estimates may change based on future changes in operations, cost of reclamation activities and regulatory requirements.

9.  INTEREST AND OTHER

	2001	2000	1999

Interest income	$(760)	$(964)	$(166)
Interest expense	2,560	5,194	4,723
Unrealized loss on share investments	150	28	1,508
Gain on sale of share investments	—	(181)	(485)
Gain on sale of plant and equipment	(700)	(251)	(251)
Alaska-Juneau reclamation	—	(2,048)	—
Other	472	1,234	2,865

	$1,722	$3,012	$8,194

10. PROVISION FOR IMPAIRED ASSETS

The recoverability of the Company’s carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property when conditions are present indicating impairment may exist. In 2001, the Company recorded a $4.4 million provision for impaired assets relating to its Kettle River mine due to an unexpected decrease in reserves.

11. LOSS ON SALE OF INTEREST IN PAREDONES AMARILLOS

The Company agreed in 1999 to sell its 60% interest in the Paredones Amarillos project in Mexico to its joint venture partner. In return, the Company received full ownership of a mill, valued at $2.5 million, owned by the joint venture and a 2% net profits royalty capped at $2.0 million related to Paredones Amarillos production. The joint venture partner assumed all project liabilities. In 1999, the Company recognized a loss on the sale of Paredones Amarillos of $13.8 million.

12. INCOME TAX EXPENSE

Geographic components

The geographic components of earnings before income tax expense and income tax expense were as follows.

	2001	2000	1999

Earnings (loss) before income taxes:
Canada	$952	$637	$(22,386)
United States and other	(9,777)	16,176	(14,670)

	$(8,825)	$16,813	$(37,056)

Current income tax expense:
Canada	$166	$201	$216
United States and other	45	451	—

	211	652	216

Deferred income tax expense (recovery):
Canada	(3,358)	(2,400)	—
United States and other	—	—	—

	(3,358)	(2,400)	—

Income tax expense (recovery)	$(3,147)	$(1,748)	$216

Effective tax rate

The effective tax rate on the Company’s earnings differed from the combined Canadian federal and provincial corporate income tax rates of 43.1% for 2001 and 2000 and 43.5% for 1999 for the following reasons.

	2001	2000	1999

Earnings (loss) before income taxes	$(8,825)	$16,813	$(37,056)

Income tax effect of:
Expected Canadian federal and provincial corporate income taxes	$(3,805)	$7,246	$(16,115)
Utilization of net operating loss	—	(5,760)	(838)
Operating loss from which no tax benefit is derived	3,964	—	—
Canadian resource allowance and earned depletion	(172)	113	(2,153)
Foreign earnings subject to different income tax rates	965	(1,326)	18,182
Other items	(4,099)	(2,021)	1,140

Income tax expense (recovery)	$(3,147)	$(1,748)	$216

Effective tax rate (current and deferred)	35.7%	(10.4% )	(0.6% )

Loss carryforwards

At December 31, 2001, the Company had U.S. net operating loss carryforwards of approximately $416 million to apply against future taxable income and $207 million to apply against future alternative minimum taxable income. These loss carryforwards do not include the provisions for impaired assets, which have not yet been recognized fully for income tax purposes. The net operating loss carryforwards expire at various times from 2002 to 2021. Additionally, the Company has Canadian non-capital loss carryforwards of approximately $81 million and net capital loss carryforwards of approximately $202 million. The non-capital loss carryforwards expire at various times from 2003 to 2008. The net capital loss carryforwards have no expiration date.

Deferred tax liabilities and assets

Significant components of the Company’s deferred tax liabilities and assets are as follows.

	2001			2000

		U.S.			U.S.
	Canada	and other	Total	Canada	and other	Total

	(millions of U.S. dollars)
Deferred tax liabilities:
Tax over book depreciation and depletion	$3.3	$—	$3.3	$6.4	$—	$6.4
Other tax liabilities	2.7	—	2.7	5.3	0.8	6.1

Total deferred tax liabilities	6.0	—	6.0	11.7	0.8	12.5

Deferred tax assets:
Net operating loss and other carryforwards	120.3	147.9	268.2	117.2	145.0	262.2
Book over tax depreciation and depletion	33.0	21.3	54.3	34.5	13.2	47.7
Accrued liabilities	5.1	17.6	22.7	4.7	19.8	24.5
Other tax assets	1.8	4.7	6.5	9.2	4.7	13.9

Total deferred tax assets before allowance	160.2	191.5	351.7	165.6	182.7	348.3
Valuation allowance for deferred tax assets	(155.1)	(191.5)	(346.6)	(158.6)	(181.9)	(340.5)

Total deferred tax assets	5.1	—	5.1	7.0	0.8	7.8

Net deferred tax liabilities	$0.9	$—	$0.9	$4.7	$—	$4.7

The net increase in the valuation allowance for deferred tax assets was $6.1 million for 2001 and $71.0 million for 2000.

Income tax payments

Income tax payments were $0.7 million in 2001, $0.2 million in 2000 and $0.2 million in 1999.

13. PREFERRED SHARES

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. Each series is to consist of such number of shares and to have such designation, rights, privileges, restrictions and conditions as may be determined by the directors. No preferred shares are currently issued.

14. COMMON SHARES

The Company had 140,607,145 common shares outstanding during each of the three years ended December 31, 1999, 2000 and 2001.

Dividends

The Company has not paid dividends since 1996 and is prohibited from paying common share dividends during a period of interest deferral related to the capital securities (note 7).

Restricted share grant plan

Effective February 1997, the Company adopted a restricted share grant plan to provide incentive to officers of the Company. The Company has reserved an aggregate of 750,000 common shares for issuance under the plan, but no grants are outstanding. The vesting of any shares, which may be granted under this plan, is at the discretion of the Compensation Committee of the Board of Directors.

Employee Share Incentive Plan and Director Equity Plan

These plans provide for the granting of options to purchase common shares to officers and employees (under the employee share incentive plan) and to eligible directors (under the director equity plan). Outstanding share options under the plans are exercisable at prices equal to the market value on the date of grant. The option holder may exercise each share option over a period of 10 years from the date of grant. Options generally vest in 25% increments on the first, second, third and fourth year anniversaries following the grant date. Option prices are denominated in Canadian dollars. No more grants are to be made under the director equity plan.

Changes in the number of options outstanding during the three years ended December 31, 2001 were as follows:

	Employee Share
	Incentive Plan		Director Equity Plan

		Weighted		Weighted
	Number of	Average	Number of	Average
	Shares	Exercise Price	Shares	Exercise Price

Options outstanding, December 31, 1998	4,977,320	C$ 10.44	240,450	C$ 11.14
1999: Options granted	1,170,000	2.55	—	—
Options expired	(34,937)	9.75	—	—
Options forfeited	(618,697)	9.94	—	—

Options outstanding, December 31, 1999	5,493,686	C$ 8.82	240,450	C$ 11.14
2000: Options granted	—	—	—	—
Options expired	(100,458)	12.88	—	—
Options forfeited	(1,021,417)	8.92	(13,000)	5.85

Options outstanding, December 31, 2000	4,371,811	C$ 8.71	227,450	C$ 11.44
2001: Options granted	—	—	—	—
Options expired	(64,655)	8.88	—	—
Options forfeited	(666,589)	8.66	—	—

Options outstanding, December 31, 2001	3,640,567	C$ 8.72	227,450	C$ 11.44

The number of shares reserved for future grants at December 31, 2001 is 5,971,935 under the Employee Share Incentive Plan. The number and weighted average price of shares exercisable under the Employee Share Incentive Plan are 3,076,154 at C$9.80 at December 31, 2001; 3,389,484 at C$10.41 at December 31, 2000; and 3,521,787 at C$11.66 at December 31, 1999. The number and weighted average price of shares exercisable under the Director Equity Plan are 217,700 at C$11.78 at December 31, 2001; 196,575 at C$12.40 at December 31, 2000; and 171,575 at C$12.73 at December 31, 1999.

Options outstanding at December 31, 2001 had the following characteristics.

			Weighted		Weighted		Weighted
			Average Exercise		Average	Number of	Average Exercise
	Exercise		Price of Shares		Years Until	Shares	Price of Shares
Number of Shares Outstanding	Price Range		Outstanding		Expiration	Exercisable	Exercisable

Employee Share Incentive Plan
1,402,533	C$	2.55 - C$ 3.59	C $	2.94	8	838,120	C$	3.04
1,007,721		5.75 - 10.70		8.73	5	1,007,721		8.73
1,110,563		13.38 - 16.50		14.95	3	1,110,563		14.95
119,750		18.25 - 19.63		18.48	4	119,750		18.48
Director Equity Plan
143,000	C$	3.70 - C$12.50	C $	8.67	5	133,250	C$	9.03
84,450		14.25 - 18.25		16.13	3	84,450		16.13

15.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

U.S. GAAP financial statements

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada, which differ in some respects from those in the United States, as described below.

In accordance with Canadian GAAP, the present value of the principal amount of the capital securities issued in 1997 is classified as debt within gold and other financings, while the present value of the future interest payments is classified as a separate component of shareholders’ equity (note 7). The deferred accrued interest is classified within this equity component as the Company has the option to satisfy the deferred interest by delivering common shares. The related issuance costs were allocated proportionately to deferred financing charges and retained earnings based on the debt and equity classifications. Interest on the capital securities has been allocated proportionately to interest expense and deficit based on the debt and equity classifications. Under U.S. GAAP, the face value of the securities would be classified entirely as debt within gold and other financings; the related issuance costs would be classified as deferred financing charges within long-term investments and other assets and would be amortized to interest expense over the life of the securities; and the interest on the capital securities would be classified entirely as interest expense.

In accordance with Canadian GAAP, certain long-term foreign exchange contracts are considered to be hedges of the cost of goods to be purchased in foreign currencies in future periods. Gains and losses related to changes in market values of such contracts are recognized as a component of the cost of goods when the related hedged purchases occur. In 2001, the Company recognized $2.8 million in deferred foreign exchange gains. Under U.S. GAAP, foreign exchange contracts would be carried at market value and changes included in current earnings.

In accordance with Canadian GAAP, the Company’s short-term share investments are carried at the lower of cost or market based on quoted market prices. Under U.S. GAAP, these investments would have been marked to market, with unrealized gains or losses excluded from earnings and reported as accumulated other comprehensive income in shareholders’ equity, net of tax.

At December 31, 2001, the Company had 120,000 ounces of gold call options sold with an average strike price of $297 per ounce. The Company sold these call options to enhance prices on certain of its gold forward contracts. In accordance with U.S. GAAP, the 120,000 ounces of gold call options sold would not qualify for hedge accounting and therefore would be marked to market at December 31, 2001. As a result, the Company recorded a loss of $0.8 million in 2001, a gain of $3.0 million in 2000 and a loss of $2.1 million in 1999 under U.S. GAAP.

In accordance with Canadian GAAP, capitalized mine development costs include expenditures incurred to develop new ore bodies, to define further resources in existing ore bodies and to expand the capacity of operating mines. The Company capitalized development costs of $2.2 million in 2001; $1.2 million in 2000 and $0.1 million in 1999 for the extension to the K-2 deposit at the Kettle River mine. Under U.S. GAAP, development costs are capitalized only when converting mineralized material to reserves or for further delineation of existing reserves. The development expenditures resulted in additions to mineralized material but did not add to mineral reserves. Therefore under U.S. GAAP, the expenditures would be classified as exploration expense.

The effects on the consolidated statement of earnings of the above differences would have been as follows:

	2001	2000	1999

Net earnings (loss) under Canadian GAAP	$(5,678)	$18,561	$(37,272)
Additional interest expense on capital securities	(17,307)	(15,397)	(13,697)
Amortization of deferred financing costs on capital securities	(634)	(633)	(633)
Change in market value of foreign exchange contracts	426	948	5,540
Change in market value of option contracts	(1,291)	2,964	(2,146)
Amortization of deferred foreign exchange gains	(2,846)	(3,149)	—
Transition adjustment on adoption of FAS 133	(3,090)	—	—
Unrealized loss on short-term investments	150	28	—
Kettle River exploration expense	(2,234)	(1,229)	(108)
Kettle River amortization expense	2,103	163	—
Provision for impaired assets	1,305	—	—

Net earnings (loss) under U.S. GAAP	$(29,096)	$2,256	$(48,316)

Earnings (loss) per share under U.S. GAAP	$(0.21)	$0.02	$(0.34)

The effects of the GAAP differences on the consolidated balance sheet would have been as follows.

	Canadian	Capital	Derivative		U.S.
December 31, 2001	GAAP	Securities	Contracts	Other	GAAP

Short-term investments	$1,910	$—	$—	$2,636	$4,546
Long-term investments and other assets	55,795	158	(29,305)	141	26,789
Accounts payable and accrued liabilities	24,284	—	691	—	24,975
Debt and other financings	23,714	93,286	—	—	117,000
Deferred income	47,918	—	(47,918)	—	—
Accrued interest on capital securities	—	64,167	—	—	64,167
Common shares	713,343	—	—	36,428	749,771
Capital securities	157,453	(157,453)	—	—	—
Deficit	(734,665)	158	(3,563)	(36,109)	(774,179)
Foreign currency translation	(29,305)	—	—	29,305	—
Accumulated other comprehensive loss	—	—	21,485	(26,847)	(5,362)
Shareholders’ equity (deficit)	106,826	(157,295)	17,922	2,777	(29,770)

	Canadian	Capital		U.S.
December 31, 2000	GAAP	Securities	Other	GAAP

Short-term investments	$2,186	$—	$760	$2,946
Mining properties	41,691	—	(1,174)	40,517
Long-term investments and other assets	68,412	792	533	69,737
Debt and other financings	32,532	93,968	—	126,500
Deferred income	78,112	—	(2,846)	75,266
Accrued interest on capital securities	—	46,108	—	46,108
Common shares	713,343	—	36,428	749,771
Capital securities	140,076	(140,076)	—	—
Deficit	(711,680)	792	(34,195)	(745,083)
Foreign currency translation	(24,954)	—	24,954	—
Accumulated other comprehensive loss	—	—	(24,222)	(24,222)
Shareholders’ equity (deficit)	116,785	(139,284)	2,965	(19,534)

The continuity of shareholders’ equity (deficit) from December 31, 2000 to December 31, 2001 under U.S. GAAP would have been as follows.

2001

Balance, beginning of year	$(19,534)
Net loss	(29,096)
Other comprehensive income	18,860

Balance, end of year	$(29,770)

The following statement of comprehensive income (loss) would be disclosed in accordance with U.S. GAAP.

	2001	2000	1999

Net earnings (loss) under U.S. GAAP	$(29,096)	$2,256	$(48,316)
Other comprehensive income (loss), after a nil income tax effect:
Unrealized gain on share investments arising during period	1,726	732	—
Foreign currency translation adjustments	(4,351)	(2,940)	4,562
Transition adjustment on adoption of FAS 133	39,234	—	—
Modification of derivative contracts realized in net income	(17,749)	—	—

Other comprehensive income (loss)	18,860	(2,208)	4,562

Comprehensive income (loss)	$(10,236)	$48	$(43,754)

Additionally, under U.S. GAAP, the equity section of the balance sheet would present a subtotal for accumulated other comprehensive loss, as follows.

	2001	2000

Unrealized gain on share investments	$2,458	$732
Modification of derivative contracts	21,485	—
Foreign currency translation	(29,305)	(24,954)

Accumulated other comprehensive loss	$(5,362)	$(24,222)

Stock-based compensation

Financial Accounting Standards Board (FASB) Statement No. 123, “Accounting for Stock-Based Compensation,” gives the option to either follow fair value accounting or to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related Interpretations. The Company has determined that it will elect to continue to follow APB No. 25 and related Interpretations in accounting for its employee and director stock options in financial information prepared in conformity with U.S. GAAP.

In accordance with Canadian GAAP and U.S. GAAP (under APB No. 25), the Company does not recognize compensation expense for stock option grants in the earnings statement, as the market prices of the underlying stock on the grant dates do not exceed the exercise prices of the options granted.

Had the Company adopted Statement No. 123 for its U.S. GAAP disclosure, the following net earnings and losses would have been reported.

	2001	2000	1999

Net earnings (loss) under U.S. GAAP	$(29,096)	$2,256	$(48,316)
Pro forma stock compensation expense, after a nil income tax effect	(405)	(929)	(1,845)

Pro forma net earnings (loss) under U.S. GAAP	$(29,501)	$1,327	$(50,161)

Pro forma earnings (loss) per share under U.S. GAAP	$(0.21)	$0.01	$(0.36)

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted, assuming a weighted average option life of six years, a risk-free interest rate of 6.25%, a zero dividend yield and a volatility factor of 60% for 1999 grants. The weighted average fair value of options granted was estimated at $1.08 per share in 1999. There were no grants in 2001 or 2000.

Derivative instruments and hedging activities

On January 1, 2001, the Company implemented FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and Statement No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” The Company has designated its gold forward contracts as normal sales as defined by Statement No. 138 and these contracts are therefore excluded from the scope of Statement No. 133. Foreign exchange contracts and gold call options have not been designated as hedges for U.S. GAAP purposes and are recognized at fair value on the balance sheet with changes in fair value recorded in earnings. Gains and losses on the early termination or other restructuring of gold, silver and foreign currency hedging contracts are deferred in accumulated other comprehensive income until the formerly hedged items are recorded in earnings. The transition adjustment recorded under U.S. GAAP at January 1, 2001 decreased assets by $18.3 million, liabilities by $54.4 million and net earnings by $3.1 million, and increased accumulated other comprehensive income by $39.2 million.

Recent accounting pronouncements

In 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived assets and allocated to expense over the useful life of the asset. The Company will adopt Statement 143 on January 1, 2003. Due to the number of operating facilities that the Company maintains, the expected impact of adoption of Statement 143 on the Company’s financial position or results of operations has not yet been determined.

Other

The estimated fair values of cash and cash equivalents, short-term investments and currency loans approximate their book values. The fair values were determined from quoted market prices or estimated using discounted cash flow analysis. See note 18 for further disclosure regarding estimated fair values of financial instruments.

16. JOINT VENTURES

Summarized below is the Company’s 50% interest in the Round Mountain mine, accounted for by the proportionate consolidation method.

	2001	2000	1999

Revenues	$105,450	$90,633	$87,469
Expenses:
Operating costs	72,049	60,231	52,880
Royalties	6,881	5,585	5,021
Production taxes	664	470	57
Depreciation and amortization	20,570	18,978	17,704
Reclamation and mine closure	3,361	2,880	2,438
Exploration	663	529	431
Other	(761)	(753)	753

Earnings before income taxes	$2,023	$2,713	$8,185

	2001	2000	1999

Current assets	$40,224	$33,425	$33,105
Non-current assets	96,376	109,211	126,611
Current liabilities	(15,154)	(11,244)	(10,667)
Non-current liabilities	(15,311)	(18,023)	(18,845)

Equity	$106,135	$113,369	$130,204

	2001	2000	1999

Net cash provided from (used in):
Operating activities	$15,146	$10,849	$4,538
Investing activities	(15,046)	(4,664)	(8,229)
Financing activities	—	—	—

Net increase (decrease) in cash	$100	$6,185	$(3,691)

17. SEGMENT INFORMATION

The Company’s management regularly evaluates the performance of the Company by reviewing operating results on a minesite by minesite basis. As such, the Company considers each producing minesite to be an operating segment. The Company has four operating mines: Round Mountain and McCoy/Cove in Nevada, U.S.A.; Kettle River in Washington, U.S.A.; and Lupin in Nunavut Territory, Canada. The Company recommenced operations at its Lupin mine in the Nunavut Territory, Canada in April 2000. All are 100% owned except for Round Mountain, which is 50% owned.

The Company’s management generally monitors revenues on a consolidated basis. Information regarding the Company’s consolidated revenues is provided below.

	2001	2000	1999

Total gold and silver revenues	$237,684	$280,976	$210,351
Average gold price realized per ounce	$305	$319	$325
Average silver price realized per ounce	$4.70	$5.28	$5.69

In making operating decisions and allocating resources, the Company’s management specifically focuses on the production levels and operating costs incurred by each operating segment, as summarized in the following tables.

Gold Production (ounces)	2001	2000	1999

Round Mountain (50%)	373,475	320,064	270,904
McCoy/Cove	94,633	162,784	124,536
Lupin	139,327	117,729	—
Kettle River	50,349	94,086	104,396

Total gold	657,784	694,663	499,836

Silver Production (ounces)	2001	2000	1999

Total silver-all from McCoy/Cove	6,451,425	12,328,297	8,430,072

Operating costs	2001	2000	1999

Round Mountain (50%)	$72,049	$60,501	$53,055
McCoy/Cove	53,015	69,920	63,429
Lupin	34,722	22,883	—
Kettle River	15,555	20,131	23,332

Total operating costs per financial statements	$175,341	$173,435	$139,816

Royalties	2001	2000	1999

Round Mountain (50%)	$6,880	$5,585	$5,021
McCoy/Cove	213	1,228	644
Kettle River	504	1,221	1,532

Total royalties per financial statements	$7,597	$8,034	$7,197

Depreciation and amortization	2001	2000	1999

Round Mountain (50%)	$20,570	$18,978	$17,704
McCoy/Cove	12,638	21,539	22,743
Lupin	5,226	4,874	5,381
Kettle River	2,011	2,637	6,141
Depreciation of non-minesite assets	1,656	2,636	2,972

Total depreciation and amortization per financial statements	$42,101	$50,664	$54,941

Total assets	2001	2000

Minesites:
Round Mountain (50%)	$110,864	$121,592
McCoy/Cove	21,256	42,354
Lupin	31,199	34,860
Kettle River	5,351	10,101
Development properties:
Aquarius	44,048	48,437
Non-minesite assets	48,086	56,264

Total assets	$260,804	$313,608

Capital expenditures	2001	2000	1999

Round Mountain (50%)	$15,033	$4,620	$7,669
McCoy/Cove	1,002	670	1,147
Lupin	2,622	4,642	11
Kettle River	4,150	1,402	467

Deferred (applied) mining expenditures	2001	2000	1999

Round Mountain (50%)	$(5,323)	$411	$5,058
McCoy/Cove	(2,247)	(5,062)	9,534
Lupin	1,452	449	—

Financial information regarding geographic areas is set out below.

	2001	2000	1999

Revenue:
Canada	$53,160	$44,370	$—
United States	184,524	236,606	210,351

Total revenue	$237,684	$280,976	$210,351

	2001	2000

Assets:
Canada	$108,824	$118,073
United States	150,089	193,431
Other	1,891	2,104

Total assets	$260,804	$313,608

18. HEDGING ACTIVITIES AND COMMITMENTS

The Company reduces the risk of future gold price declines by hedging a portion of its production. The principal hedging tools used are gold forward sales contracts and options.

The Company assesses the exposure that may result from a hedging transaction prior to entering into the commitment, and only enters into transactions which it believes accurately hedge the underlying risk and could be safely held to maturity. The Company does not engage in the practice of trading derivative securities for profit. The Company regularly reviews its unrealized gains and losses on hedging transactions.

The credit risk exposure related to all hedging activities is limited to the unrealized gains on outstanding contracts based on current market prices. To reduce counterparty credit exposure, the Company deals only with large, credit-worthy financial institutions and limits credit exposure to each. The counterparties for the Company’s current hedge positions do not require margin deposits. In addition, the Company deals only in markets it considers highly liquid to allow for situations where positions may need to be reversed.

Gains and losses on the early termination or other restructuring of gold, silver and foreign currency hedging contracts are deferred until the formerly hedged items are recognized in earnings (notes 4 and 6).

Premiums paid or received on gold and silver options contracts purchased or sold are deferred and recognized in earnings on the option expiration dates (notes 4 and 6).

Gold commitments

At December 31, 2001, the Company has commitments to deliver 60,000 ounces of gold at a minimum price of $293 per ounce. The Company’s option position at December 31, 2001 included 120,000 ounces of gold call options sold at an average strike price of $297 per ounce.

Forward Sales contracts of 60,000 ounces of gold as well as the call options sold of 120,000 ounces of gold represent approximately 5% of the Company’s reserves. This amount of future hedging is reduced from 2001. In 2001, 19% of gold production was delivered against forward sales contracts. The reduced hedging position results from continued weakness in spot gold prices and low forward premiums resulting in lower hedge prices that can be achieved. The Company continues to monitor its hedging policy in light of forecasted production, operating and capital expenditures, exploration and development requirements and factors affecting gold price volatility.

Currency position

At December 31, 2001, the Company had an obligation under foreign currency exchange contracts to purchase C$33.3 million in 2002 at an exchange rate of C$1.60 to U.S.$1.00. In January 2002, the Company entered into contracts to purchase an additional C$33.0 million in 2002 at the same rate.

Shown below are the carrying amounts and estimated fair values of the Company’s other outstanding hedging instruments at December 31, 2001 and 2000.

	December 31, 2001		December 31, 2000

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Gold forward sales	$—	$2,000	$—	$5,700
Silver forward sales	—	—	—	1,800
Gold options
— calls sold	(630)	(700)	(3,000)	(2,200)
— calls purchased	—	—	6,800	2,400
Silver options
— puts purchased	—	—	1,200	1,400
— puts sold	—	—	(1,300)	(400)
— calls purchased
— calls	—	—	700	—
Foreign currency contracts	—	100	—	(300)

		$1,400		$8,400

Fair values are estimated for the contract settlement dates based on market quotations of various input variables. These variables are used in valuation models that estimate the fair market value.

The fair value of the Company’s hedged position can be affected by market conditions beyond the Company’s control. The effect of changes in various market factors on the Company’s outstanding hedged position at December 31, 2001 would be as follows.

	Amount		Effect on
	of		Market Value of
	Change		Hedged Position

Change in:
Gold prices		$10/ounce	$900
Canadian dollars	U.S. $	0.01	$300
Interest rates (effect on gold and silver forward sales and options)		1%	$140

Hedging gains and losses represent the difference between spot or market prices and realized amounts. The hedging gains (losses) recognized in earnings are as follows.

	2001	2000	1999

Revenue:
Gold loans and swaps	$703	$1,289	$1,658
Gold forward sales	22,245	25,754	17,710
Silver forward sales	3,426	3,333	3,439
Gold and silver options	(402)	(506)	4,077
Operating costs:
Foreign currency contracts	(2,113)	(1,179)	(3,068)

	$23,859	$28,691	$23,816

19. OTHER COMMITMENTS AND CONTINGENCIES

Royalties

Round Mountain mine production is subject to a net smelter return royalty ranging from 3.53% at gold prices of $320 per ounce or less to 6.35% at gold prices of $440 per ounce or more. Its production is also subject to a gross revenue royalty of 3.0%, reduced to 1.5% after $75.0 million has been paid.

McCoy/Cove production is subject to a 2% net smelter return royalty. This royalty is based on sales less certain deductions.

A portion of production from the Lamefoot area of the Kettle River mine is subject to a 5% net smelter return royalty. K-2 area production at Kettle River is subject to a 5% gross proceeds royalty and a net smelter return royalty ranging from 2% at gold prices of $300 per ounce or less to 3% at gold prices of $400 per ounce or more.

Operating lease commitments

The Company’s principal lease commitments are for equipment and office premises. The Company incurred $1.1 million in rental expense in 2001, net of $1.4 million in rental income related to office subleases. The Company’s commitments under the remaining terms of the leases are approximately $6.7 million, payable as follows: $2.0 million in 2002, $1.6 million in 2003, $1.5 million in 2004, $1.0 million in 2005, $0.1 million in 2006 and $0.5 million thereafter.

Summa

In September 1992, the Summa Corporation commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation, indirect subsidiaries of the Company, alleging improper deductions in the calculation of royalties payable over several years of production at the McCoy/Cove and Manhattan mines. The matter was tried in the Nevada State Court in April 1997, with Summa claiming more than $13 million in damages, and, in September 1997, judgement was rendered for the Echo Bay companies. The decision was appealed by Summa to the Supreme Court of Nevada, which heard the matter on November 9, 1999.

On April 26, 2000, the Supreme Court of Nevada reversed the decision of the trial court and remanded the case back to the trial court for “a calculation of the appropriate [royalties] in a manner not inconsistent with this order.” The case was decided by a panel comprised of three of the seven Justices of the Supreme Court of Nevada and the Echo Bay defendants petitioned that panel for a rehearing. The petition was denied by the three member panel on May 15, 2000 and remanded to the lower court for consideration of other defenses and arguments put forth by the Echo Bay defendants. The Echo Bay defendants filed a petition for a hearing before the full Court and on December 22, 2000, the Court recalled its previous decision. Both the Echo Bay defendants and their counsel believe that grounds exist to modify or reverse the decision. The Company has $1.5 million accrued related to the Summa litigation. If the appellate reversal of the trial decision is maintained and the trial court, on remand, were to dismiss all the Echo Bay defenses, the royalty calculation at McCoy/Cove would change and additional royalties would be payable.

Handy and Harman

On March 29, 2000 Handy & Harman Refining Group, Inc., which operated a facility used by the Company for the refinement of doré bars, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The Company has a claim for gold and silver accounts at this refining facility with an estimated market value of approximately $2.4 million. The outcome of these proceedings is uncertain at this time.

Security for reclamation

Certain of the Company’s subsidiaries have provided corporate guarantees and other forms of security to regulatory authorities in connection with future reclamation activities. Early in 2001, regulators in Nevada called upon two of the Company’s subsidiaries to provide other security to replace corporate guarantees that had been given in respect of the Round Mountain and McCoy/Cove operations totaling approximately $33 million. The Company disagrees with the regulators’ position and believes that the subsidiaries qualify under the criteria set out for corporate guarantees and will oppose the regulatory position. Although the outcome cannot be predicted, the Company and its counsel believe that the Company will prevail.

20. SUBSEQUENT EVENTS

On February 13, 2002, the Company entered into an agreement with Newmont Mining Corporation providing for the conveyance of the McCoy/Cove mine and facilities in exchange for $6.0 million and the assumption of all reclamation obligations at McCoy/Cove. The agreement is subject to the completion of due diligence by Newmont on or before July 31, 2002.

On June 9, 2002, the Company entered into a new asset purchase agreement, as amended as of November 19, 2002, with an affiliate of Newmont Mining Corporation (Newmont) providing for the conveyance of the McCoy/Cove mine and facilities. The closing of the transaction is subject to, among other conditions, the completion of the combination of Kinross Gold Corporation, TVX Gold Inc. and the Company, as well as the purchase of Newmont Mining Corporation’s 49% interest in the TVX Newmont Americas joint venture. In consideration for the purchase of such assets, the Newmont affiliate has agreed to assume all liabilities and obligations relating to the reclamation and remediation required for the McCoy/Cove complex. The new agreement does not result in any cash payment to the Company and is intended to replace the agreement dated February 13, 2002.

On April 3, 2002 the Company issued 361,561,230 common shares in exchange for the entire capital securities debt obligation of $100 million in principal amount plus accrued and unpaid interest. The new principal holders of common shares and their respective ownership positions in the Company are Newmont Mining Corporation of Canada Limited (48.8%) and Kinross Gold Corporation (11.4%). As a result of eliminating the capital securities, the Company will record in the second quarter an increase to common shares of $303.7 million, based on the market value of common shares at the date of issue. The market value of the common shares issued exceeded the book value of the capital securities (note 7) by $134.8 million. This difference along with share issue costs of $3.0 million will be recorded proportionately between interest expense ($5.5 million) and deficit ($132.3 million) in the second quarter of 2002 based on the debt and equity classifications of the capital securities. Under U.S. GAAP, the entire loss of $137.8 million would be recorded as an extraordinary item.

On May 17 and 24, 2002 the Company sold a total of 39,100,000 units, each unit consisting of one common share and one common share purchase warrant for total gross proceeds of $27.4 million. Each warrant entitles the holder to purchase one common share at an exercise price of $0.90 per share at any time on or prior to November 14, 2003.

On May 28, 2002, the $17 million revolving bank debt was repaid.

EXHIBIT A

COMBINATION AGREEMENT

KINROSS GOLD CORPORATION

and

TVX GOLD INC.

and

ECHO BAY MINES LTD.

June 10, 2002

1

COMBINATION AGREEMENT

      THIS COMBINATION AGREEMENT made as of the 10th day of June, 2002,

AMONG:

Kinross Gold Corporation, a corporation governed by the Business Corporations Act (Ontario) (hereinafter called “Kinross”)

and

TVX Gold Inc., a corporation governed by the Canada Business Corporations Act (hereinafter called “TVX”)

and

Echo Bay Mines Ltd., a corporation governed by the Canada Business Corporations Act (hereinafter called “Echo Bay”)

      WHEREAS Kinross, TVX and Echo Bay wish to combine their respective businesses and acquire the Newmont TVX NA Joint Venture Interest now owned indirectly by Newmont Mining Corporation (“Newmont”);

      AND WHEREAS the Parties hereto intend to cause (i) the amalgamation of Kinross Subco and TVX in which Kinross will issue common shares of Kinross to the holders of the common shares of TVX, and (ii) the exchange of the common shares of Echo Bay for common shares of Kinross, in each case pursuant to the Arrangement and as a consequence of which the outstanding options and warrants to purchase common shares of TVX and Echo Bay will, respectively be deemed to be options and be replaced by warrants to purchase common shares of Kinross;

      AND WHEREAS it is intended that, immediately before the completion of the Arrangement, the Newmont TVX NA Joint Venture Interest will be acquired pursuant to the terms of agreements existing between TVX and Newmont or their respective subsidiaries;

      AND WHEREAS the Parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the Combination;

      NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as set forth below.

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ARTICLE 1

INTERPRETATION

1.1	Definitions

      In this Agreement, including the recitals and Schedules hereto, unless the context otherwise requires:

      “Acquisition Proposal” means (i) any proposal or offer for a merger, amalgamation, reorganization, recapitalization or other business combination involving a Party or a Material Subsidiary or a Material Joint Venture Interest of a Party, (ii) any proposal or offer to acquire in any manner, directly or indirectly, assets which individually or in the aggregate exceed 10% of the consolidated assets of a Party, (iii) any proposal or offer to acquire in any manner, directly or indirectly, any shares or securities convertible, exercisable or exchangeable for securities which exceed 10% of the outstanding voting securities of a Party, or (iv) any sale of treasury shares, or securities convertible, exercisable or exchangeable for treasury shares, which exceed 10% of the outstanding voting securities of the Party or rights or interests therein or thereto, excluding the Pre-Combination Steps, the Purchase and the Arrangement and the transactions permitted pursuant to Section 4.3;

      “Agreement” means this agreement together with the Schedules hereto;

      “Amalco” means the corporation resulting from the amalgamation of Kinross Subco and TVX as a part of the Arrangement;

      “Amalco Common Shares” means the common shares in the capital of Amalco;

      “Announcement Press Release” means a joint press release issued by the Parties and substantially in the form of Schedule 2.1 hereto;

      “Arrangement” means the arrangement involving Kinross, Kinross Subco, TVX and Echo Bay under the provisions of the CBCA on the terms and conditions set forth in the Plan of Arrangement resulting, inter alia, in the issuance of Kinross Shares to the holders of record immediately prior to the Effective Date of the TVX Common Shares and of the Echo Bay Common Shares;

      “Articles of Amendment” means the articles of amendment of Kinross effecting the Kinross Share Consolidation;

      “Articles of Arrangement” means the articles of arrangement in respect of Kinross Subco, TVX and Echo Bay;

      “Beech Lock-Up Agreement” means the agreement between Beech LLC and TVX dated the date hereof and providing, inter alia, that Beech LLC will vote the TVX Common Shares held by it in favour of the participation by TVX in the Arrangement;

      “Benefit Plan” means, in respect of a Party, any benefit, employment, personal services, consulting, compensation, incentive, bonus, stock option, restricted stock, stock appreciation right, phantom equity, change in control, severance, termination pay, vacation, holiday pay, overtime, time-off, perquisite or other similar agreement, plan, policy or arrangement covering one or more current or former employees of the specified Party and each of its Subsidiaries, other than unionized employees;

      “Board of Directors”, in respect of a Party, means the board of directors of the specified Party;

      “Business Day” means any day, other than Saturday or Sunday or a day that is a statutory or civic holiday in the place where an action is to be taken;

      “CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and the regulations thereunder;

      “Canadian Provincial Authorities” means the Canadian provincial securities commissions;

      “Change of Control Proposal” means (i) any proposal or offer for a merger, amalgamation, reorganization, recapitalization or other business combination involving a Party or a Material Subsidiary or a Material Joint Venture Interest of a Party, (ii) any proposal or offer to acquire in any manner, directly or indirectly, assets which individually or in the aggregate exceed 50% of the consolidated assets of a Party, (iii) any proposal or offer to acquire in any manner, directly or indirectly, any shares or securities convertible, exercisable or exchangeable for securities which

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exceed 50% of the outstanding voting securities of the Party, or (iv) any sale of treasury shares, or securities convertible, exercisable or exchangeable for treasury shares, which exceed 50% of the outstanding voting securities of the Party or rights or interests therein or thereto, excluding the Pre-Combination Steps, the Purchase and the Arrangement and the transactions permitted pursuant to Section 4.3;

      “Combination” means the Purchase and the Arrangement;

      “Competition Act” means the Competition Act (Canada), R.S.C. 1985, c. C-34, as amended, and the regulations thereunder;

      “Confidentiality Agreement” means the Confidentiality and Standstill Agreement initially dated as of May 14, 2002 entered into among Kinross, TVX and Newmont together with the counterpart thereof dated as of May 21, 2002 executed by Echo Bay, relating to the transactions contemplated by this Agreement;

      “Court” means the Superior Court of Ontario;

      “Echo Bay Common Shares” means the common shares in the capital of Echo Bay;

      “Echo Bay Meeting” means the special meeting of the holders of the Echo Bay Common Shares called for the purpose of considering and, if thought fit, approving the Arrangement;

      “Effective Date” means the date, determined in accordance with Section 2.2, on which the Combination is to be effected;

      “Final Order” means the order of the Court sanctioning the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

      “Final Termination Date” means December 31, 2002;

      “GAAP” means Canadian generally accepted accounting principles as contemplated by the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis;

      “Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, stock exchange, self-regulated securities market, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

      “HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

      “Initial Termination Date” means November 30, 2002;

      “Interim Order” means the order of the Court containing declarations and directions with respect to the Arrangement;

      “Joint Information Circular” means the management information circular prepared by each of Kinross, TVX and Echo Bay for the Meetings;

      “Kinross Common Shares” means the common shares in the capital of Kinross prior to the Kinross Share Consolidation;

      “Kinross Financing” means the public offering of Kinross Common Shares or other securities for aggregate proceeds of not more than U.S.$250,000,000 which Kinross intends to proceed with as soon as possible after the date hereof;

      “Kinross Lock-Up Agreement” means the agreement between Kinross and Echo Bay dated the date hereof and providing, inter alia, that Kinross will continue to hold the Echo Bay Common Shares held by it until the conclusion of the Echo Bay Meeting and that it will vote such shares in favour of the participation by Echo Bay in the Arrangement;

      “Kinross Meeting” means the special meeting of the holders of the Kinross Common Shares called for the purpose of considering and, if thought fit, approving the Kinross Share Consolidation, approving the Kinross Share Issuance (if such approval is required under any applicable Laws) and electing directors of Kinross;

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      “Kinross Placer Joint Venture” means the joint venture to be entered into between Kinross and a wholly-owned Subsidiary of Placer Dome Inc. concerning certain gold mining operations in the Porcupine district in Ontario;

      “Kinross Share Consolidation” means the consolidation of the Kinross Common Shares on a one-for-three basis;

      “Kinross Share Issuance” means the issue of Kinross Shares pursuant to (a) the Arrangement, (b) the exercise of any options that were granted prior to the Effective Date under the stock option plans of TVX and Echo Bay on the basis set out in Section 4.11 and (c) the exercise of any warrants that were granted prior to the Effective Date under the Warrant Indenture as set out in Section 4.9(2)(c);

      “Kinross Shares” means the common shares in the capital of Kinross immediately after the filing of Articles of Amendment, if any, approved at the Kinross Meeting giving effect to the Kinross Share Consolidation or, in the absence of such filing, means the Kinross Common Shares;

      “Kinross Subco” means 5082389 Canada Inc., a corporation incorporated under the CBCA, which is a wholly-owned Subsidiary of Kinross;

      “Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Governmental Entity;

      “Material” means, where used in relation to the affairs of one of the Parties, a fact, asset, liability, transaction or circumstance concerning the business, operations, capital or financial condition of such Party and its Subsidiaries and Material Joint Venture Interests, taken as a whole, that would reasonably be considered to be important to a reasonable investor in making an investment decision with respect to such Party (the Parties agreeing that any matter or thing, or series of related matters or things, involving an aggregate amount of U.S.$10,000,000 would be important to such an investor) or that would significantly impede the ability of that Party to complete the Combination in accordance with this Agreement;

      “Material Adverse Change” or “Material Adverse Effect” means, where used in respect of any Party, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, Material and adverse to the business, operations, capital or financial condition of such Party and its Subsidiaries and Material Joint Venture Interests, taken as a whole, other than any change, effect, event or occurrence: (a) relating to the global economy or securities markets in general; (b) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on such Party and its Subsidiaries and Material Joint Venture Interests, taken as a whole; (c) resulting from changes in the price of gold; (d) relating to the rate at which Canadian dollars can be exchanged for United States dollars; or (e) which is a change in the trading price of the publicly traded securities of a Party immediately following and reasonably attributable to the disclosure of the Combination, this Agreement and the matters contemplated hereby, including the Kinross Financing;

      “Material Joint Venture Interest” means: (a) in respect of Kinross, the Refugio project in Chile; (b) in respect of TVX, the interest currently held by TVX in the TVX NA Joint Venture and the co-ownership interests and joint ventures included therein; and (c) in respect of Echo Bay, none;

      “Material Subsidiary” in respect of a Party, means a Subsidiary of that Party the total assets of which constituted more than 10% of the consolidated assets of that Party or the total revenues of which constituted more than 10% of the consolidated revenues of that Party, in each case as set out either in the audited annual consolidated financial statements of that Party as at and for the year ended December 31, 2001 or in the unaudited quarterly consolidated financial statements of that Party as at and for the three months ended March 31, 2002;

      “McCoy/Cove Complex” means the mine and ancillary facilities indirectly owned by Echo Bay located 30 miles southwest of Battle Mountain, Nevada, U.S.A.;

      “McCoy/Cove Purchase Agreement” means the agreement entered into between Echo Bay and Newmont providing for the purchase by Newmont from Echo Bay of the McCoy/Cove Complex;

      “Meetings” means the Kinross Meeting, the TVX Meeting and the Echo Bay Meeting, and “Meeting” means any of them;

      “Newmont” has the meaning attributed thereto in the recitals;

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      “Newmont Lock-Up Agreement” means the agreement between Newmont and Echo Bay dated the date hereof and providing, inter alia, that Newmont will continue to hold the Echo Bay Common Shares held by it until the conclusion of the Echo Bay Meeting and that it will vote such shares in favour of the participation by Echo Bay in the Arrangement;

      “Newmont TVX NA Joint Venture Interest” means the indirect interest of Newmont in the TVX NA Joint Venture, comprising 52,213,000 common shares in the capital of TVX Newmont Americas (Canada) Inc. held by Newmont Americas Holdings Limited and 93,943,500 voting preferred shares and 41,239,500 newinco preferred shares in the capital of TVX Newmont Americas (Cayman) Inc. held by Normandy Cayman Holdco Inc.;

      “Parties” means Kinross, TVX and Echo Bay and “Party” means any one of them;

      “Person” includes an individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative or government, including any Governmental Entity;

      “Plan of Arrangement” means the Plan of Arrangement involving Kinross, Kinross Subco, TVX and Echo Bay;

      “Pre-Combination Steps” means the steps set out herein which are to be undertaken by the Parties and their Subsidiaries in advance of the Combination to give effect thereto and to the other matters set out in this Agreement and such other steps as are approved by the Parties in writing;

      “Public Disclosure Documents” means, with respect to a Party, all publicly available forms, reports, schedules, statements and other documents filed by a Party with the SEC or the Canadian Provincial Authorities;

      “Purchase” means the purchase of the Newmont TVX NA Joint Venture Interest in exchange for consideration consisting of the payment of U.S.$180,000,000;

      “Regulatory Approval” means any approval, consent, waiver, permit, order or exemption from any Governmental Entity having jurisdiction or authority over any Party or any Material Subsidiary or Material Joint Venture Interest of any Party which is required, necessary or advisable to be obtained in order to permit the Combination to be effected, and “Regulatory Approvals” means all such approvals, consents, waivers, permits, orders and exemptions;

      “SEC” means the United States Securities and Exchange Commission;

      “Subsidiary” means, with respect to a specified body corporate, any body corporate of which securities carrying more than 50% of the votes that may be cast to elect directors are at the relevant time owned directly or indirectly by such specified body corporate and the voting rights carried by such securities are sufficient, if exercised, to elect a majority of the directors thereof, and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in like relation to a subsidiary; provided, however, in the case of TVX, “Subsidiary” shall not include the interest of TVX in bodies corporate which comprise the TVX NA Joint Venture;

      “Superior Proposal” has the meaning ascribed thereto by Section 4.4(1);

      “Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital taxes, payroll and employee withholding taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes, goods and services taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, pension assessment and other governmental charges, royalties, lease and licensing fees paid to a Governmental Entity, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its Subsidiaries is required to pay, withhold or collect;

      “TVX Common Shares” means the common shares in the capital of TVX or if the TVX Share Consolidation is effected after the date hereof, such shares as consolidated;

      “TVX Meeting” means the special meeting of the holders of the TVX Common Shares called for the purpose of considering and, if thought fit, approving the Arrangement;

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      “TVX NA Joint Venture Agreements” means the several agreements dated June 11, 1999 among TVX, Normandy Mining Limited, Normandy Americas Holdings Limited, TVX Normandy Americas (Canada) Inc., TVX Cayman Inc., Normandy Cayman Holdco Inc. and TVX Normandy Americas (Cayman) Inc., among others, dealing with, inter alia, the holding and disposition of the Newmont TVX NA Joint Venture Interest;

      “TVX NA Joint Venture” means the business venture formed by TVX and certain Subsidiaries of Newmont, pursuant to the TVX NA Joint Venture Agreements, to explore, develop and operate gold properties in North America and South America;

      “TVX NA Purchase Agreement” means the agreement or agreements dated the date hereof pursuant to which Newmont or one or more of its Subsidiaries and TVX or a Subsidiary of TVX will effect the Purchase;

      “TVX Share Consolidation” means the consolidation of TVX Common Shares on a one-for-ten basis which was approved by the shareholders of TVX at its most recent annual and special meeting of shareholders held on May 16, 2002;

      “Warrant Indenture” means the Warrant Indenture dated May 9, 2002 between Echo Bay and Computershare Trust Company of Canada providing for the issue of 39,100,000 Echo Bay share purchase warrants; and

      “U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

1.2 Interpretation Not Affected by Headings

      The division of this Agreement into Articles, Sections, subsections, paragraphs and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3 Article References

      Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.4 Number and Gender

      In this Agreement, unless the contrary intention appears, words importing the singular number only shall include the plural and vice-versa, and words importing the use of any gender shall include all genders.

1.5 Date for Any Action

      If the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next day which is a Business Day in such place.

1.6 Currency

      Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.7 Schedules

      The Schedules annexed to this Agreement, being:

Schedule 2.1	—	Announcement Press Release
Schedule 4.1	—	Kinross Board of Directors and Chief Executive Officer

respectively, are incorporated by reference into this Agreement and form part hereof.

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1.8 Accounting Matters

      Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP.

1.9 Disclosure

      Where in this Agreement reference is made to disclosure made by a Party, the reference shall refer and be construed to refer solely to (i) disclosure in the Party’s Public Disclosure Documents or (ii) disclosure made in writing by the Party to the other Parties, in either case on or prior to the date hereof.

1.10 Knowledge

      In this Agreement, references to “the knowledge of” and similar references mean the actual knowledge of any of the directors and senior executive officers of a Party, after reasonable inquiry, and such directors and senior executive officers shall make such inquiry as is reasonable in the circumstances, except that in respect of the Material Joint Venture Interests of such Party, references to “the knowledge of” and similar references mean the actual knowledge of any of the directors and senior executive officers of such Party without inquiry of the other participants in, or of those members of the management or employees who are unrelated to such Party of, any Material Joint Venture Interest.

ARTICLE 2

THE COMBINATION

2.1 The Combination

      In order to implement the Combination:

(a)	the Purchase shall be completed;

(b)	each of Kinross, TVX and Echo Bay shall take all necessary steps, including those set out in Section 4.8, in order to enable it to participate in and effect the Combination;

(c)	each of Kinross, TVX and Echo Bay shall take all necessary action to call and hold its Meeting to consider and, if thought appropriate, approve its participation in the Combination; and

(d)	if the Kinross Share Issuance and the Arrangement receive the necessary shareholder approvals:

(i)	Kinross shall cause Kinross Subco to amalgamate with TVX to form Amalco, as a result of which holders of TVX Common Shares will receive 0.2167 Kinross Shares for each TVX Common Share held (or 0.65 Kinross Common Shares, if the Kinross Share Consolidation is not approved), and Kinross as the sole shareholder of Kinross Subco will receive Amalco Common Shares in exchange for shares of Kinross Subco, on a one-for-one basis; provided that in the event that the TVX Share Consolidation is effected after the date hereof, the number of Kinross Shares (or Kinross Common Shares if the Kinross Share Consolidation is not approved) to be issued to holders of TVX Common Shares pursuant to the Arrangement shall be adjusted accordingly; and

(ii)	upon the completion of step (i), Echo Bay and Kinross will effect a share exchange, as a result of which holders of Echo Bay Common Shares will receive 0.1733 Kinross Shares for each Echo Bay Common Share held (or 0.52 Kinross Common Shares, if the Kinross Share Consolidation is not approved).

2.2 Effective Date

      The Combination shall be effected on the first Business Day following fulfillment or waiver of the conditions set forth in Article 5 (or such other Business Day as soon as practicable thereafter as the Parties may otherwise agree) (the “Effective Date”). On the Effective Date, the Parties shall take the following steps in the order specified:

(a)	the Purchase shall be completed;

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(b)	Kinross shall file the Articles of Amendment with the Director under the Business Corporations Act (Ontario) to give effect to the Kinross Share Consolidation, if the Kinross Share Consolidation has been approved;

(c)	Kinross shall cause Kinross Subco to file the Articles of Arrangement with the Director under the CBCA to give effect to the Arrangement; and

(d)	the resolution of the shareholders of Kinross electing a new Board of Directors shall be come effective.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE PARTIES

3.1	Representations as to Board Approvals

      Each Party represents and warrants to the other Parties that:

(a)	the special committee or independent committee, if any, formed by the Board of Directors of such Party to consider the participation by such Party in the Combination has recommended that such Board of Directors approve such participation in the Combination on the basis contemplated herein and has further recommended that such Board of Directors recommend to the shareholders of such Party that they approve its participation in the Combination on such basis;

(b)	its Board of Directors has determined that:

(i)	the Combination is fair to its shareholders and is in the best interests of such Party; and

(ii)	it will recommend to the shareholders of such Party that they should vote in favour of the Arrangement or, in the case of Kinross, the Kinross Share Issuance (if such approval is required under applicable Laws), the Kinross Share Consolidation and the election as directors of Kinross of the persons set out in Schedule 4.1; and

(c)	in the case of each of TVX and Echo Bay, its special committee or Board of Directors has received an opinion from its financial advisor that as of the date of the opinion, the exchange ratio prescribed herein is fair to the shareholders of such Party from a financial point of view.

3.2	Representation of Kinross and Echo Bay

      Each of Kinross and Echo Bay represents and warrants to the other Parties that the Kinross Lock-Up Agreement, a true copy of which has been delivered to each other Party, is in full force and effect as regards Kinross and Echo Bay, respectively, unamended.

3.3	Representations of Echo Bay

      Echo Bay represents and warrants to the other Parties that:

(a)	the Newmont Lock-Up Agreement, a true copy of which has been delivered to each other Party, is in full force and effect as regards Echo Bay, unamended; and

(b)	the McCoy/Cove Purchase Agreement, a true copy of which has been delivered to each other Party, is in full force and effect as regards Echo Bay, unamended.

3.4	Representations of TVX

      TVX represents and warrants to the other Parties that:

(a)	the Beech Lock-Up Agreement, a true copy of which has been delivered to each other Party, is in full force and effect as regards TVX, unamended; and

(b)	TVX and Newmont (or Subsidiaries thereof) have entered into the TVX NA Purchase Agreement, a true copy of which has been delivered to each other Party, and such agreement is in full force and effect as regards TVX, unamended.

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3.5	General Representations of the Parties

(1)	Each of the Parties hereby represents and warrants to the other Parties that except as disclosed to the other Parties:

(a)	it has filed with the Canadian Provincial Authorities and the SEC all forms, reports, schedules, statements and other documents required to be filed by it since December 31, 2000;

(b)	since December 31, 2000, its Public Disclosure Documents at the time filed, except to the extent that such statements have been modified or superseded by a later Public Disclosure Document, (i) did not contain any misrepresentation, as defined under applicable securities Laws and (ii) complied in all material respects with the requirements of applicable securities Laws;

(c)	none of the information supplied or to be supplied by the Party for inclusion or incorporation by reference in the Joint Information Circular will, at the date the Joint Information Circular is mailed to shareholders of Kinross, TVX and Echo Bay, contain any misrepresentation, as defined under applicable securities Laws, with respect to such Party;

(d)	it has not filed any confidential material change report since December 31, 2000, which remains confidential;

(e)	the Party has the corporate power and authority to enter into this Agreement and to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly authorized, executed and delivered by the Party and constitutes a legal, valid and binding obligation of the Party enforceable against the Party in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting the rights of creditors generally, the equitable power of the courts to stay proceedings before them and the execution of judgements and the qualifications that (i) equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction, and (ii) rights to indemnity and contribution may be limited by applicable Law;

(f)	the execution and delivery of this Agreement, the consummation by the Party of the transactions contemplated in this Agreement and compliance by the Party with the terms of this Agreement do not and will not result in any violation of the charter or by-laws or similar documents of the Party or any Subsidiary or Material Joint Venture Interest or give rise to a right to terminate or accelerate the due date of any payment due under, or conflict with, violate or result in the breach of any term or provision of or constitute a default (or any event which with notice, or lapse of time, or both, would constitute a default) under, or require consent, approval, authorization, order or waiver under, or result in the execution or imposition of any lien, charge or encumbrance upon any properties or assets of the Party or any of its Subsidiaries or Material Joint Venture Interests under:

(i)	any indenture, mortgage, loan agreement, trust deed, note or other agreement or instrument to which the Party or any Subsidiary or Material Joint Venture Interest is a party or by which the Party or any Subsidiary or Material Joint Venture Interest or any of their respective properties or businesses is bound or affected, or any franchise, license or permit,

(ii)	any existing applicable Canadian federal statute or regulation or any statute or regulation of any jurisdiction in which the Party or any Subsidiary or Material Joint Venture Interest carry on business,

(iii)	any judgement, order or decree of any Government Entity having jurisdiction over the Party or any Subsidiary or Material Joint Venture Interest or any of their properties or assets, or

(iv)	any statute, rule, or regulation applicable to the Party or any Subsidiary or Material Joint Venture Interest,

except any consent, approval, permit, authorization, order or filing which shall have been obtained before the Effective Date and other than any such conflicts, violations, defaults, rights or liens that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect;

(g)	neither the Party nor any Subsidiary or Material Joint Venture Interest is in violation of any term or provision of its charter or by-laws or any agreement, franchise, licence, permit, approval, consent, judgement, decree, order, statute, rule or regulation, where the consequences of such violation would have a

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Material Adverse Effect on the assets, properties, business, results of operations, prospects or condition, financial or otherwise, of the Party and its Subsidiaries and Material Joint Venture Interest, taken as a whole; and

(h)	the consolidated financial statements of the Party (including the notes thereto) included in its Public Disclosure Documents under the requirements of applicable securities Laws present fairly its consolidated financial position, its consolidated results of operations and cash flows and surplus and the other information purported to be shown therein at the respective dates and for the respective periods to which they apply; such financial statements have been prepared in conformity with GAAP or United States generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Canadian Provincial Authorities and the SEC), as applicable, consistently applied throughout the periods involved (except as may be indicated in the notes thereto), and all adjustments necessary for a fair presentation of the results for such periods have been made (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(2)	Each of the Parties hereby represents and warrants to the other Parties that neither the Party nor any Subsidiary has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the share exchange effected by the Parties pursuant to the Arrangement from qualifying for U.S. Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

(3)	Kinross represents and warrants to the other Parties that it is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada) and that no application for review and no notification under the Investment Canada Act (Canada) is required in connection with the Combination.

(4)	Each of the Parties acknowledges that each of the other Parties is relying upon the representations and warranties of such Party in this Agreement in connection with entering into this Agreement and participating in the Combination.

(5)	Each of TVX and Echo Bay acknowledges that the prospectus to be prepared and filed with securities regulatory authorities in connection with the Kinross Financing is required to include certain information about each of TVX and Echo Bay and that this information will be derived from, or included in the prospectus by incorporation by reference of, certain Public Disclosure Documents of those Parties. Each of TVX and Echo Bay acknowledges that Kinross is relying upon the representation and warranty of each of TVX and Echo Bay in subsection (1) in connection with the disclosure made or incorporated into the prospectus concerning each of TVX and Echo Bay. Each of the Parties acknowledges that its legal counsel may be requested to provide the underwriters of the Kinross Financing with comfort that the prospectus prepared in connection with the Kinross Financing does not offend the prohibition in Rule 10b-5 of the United States Securities Exchange Act of 1934, as amended.

3.6	Investigation

      Any investigation by a Party and its advisors shall not mitigate, diminish or affect the representations and warranties given to such Party by the other Parties pursuant to this Agreement.

3.7	Survival of Representations and Warranties

      The representations and warranties of each of the Parties contained in this Agreement shall not survive the completion of the Combination and shall expire and be terminated and extinguished at the Effective Date.

ARTICLE 4

COVENANTS

4.1	Kinross Board of Directors and Chief Executive Offer

      The Parties agree that it is their intention that the Chairman and the other members of the Board of Directors, and the Chief Executive Officer, of Kinross as of and immediately after the Effective Date shall be the individuals named in Schedule 4.1. Kinross covenants and agrees that at the Kinross Meeting the holders of the Kinross Common Shares will be requested to consider and, if thought fit, to elect as directors of Kinross the individuals named in Schedule 4.1 to hold office from and after the Effective Date until their successors have been duly elected or appointed.

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4.2	Consultation

      Subject to Section 4.8(c), the Parties agree to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the Combination and in making any filings with any Governmental Entity, including any filing with any securities administrator or stock exchange with respect thereto. Each Party shall use reasonable commercial efforts to provide the other Parties with an opportunity to review and comment on all such press releases and filings prior to the release thereof.

4.3	Mutual Covenants

      Each of the Parties covenants and agrees, to the extent it is within its control (including, without limitation, in respect of any of its Material Joint Venture Interests in each case only to the extent that such Party has the power to do so with respect to each such Material Joint Venture Interest), that, except (i) as disclosed by the Party, or (ii) with the prior written consent of the other Parties, which consent shall not be unreasonably withheld, or (iii) as contemplated in this Agreement or the Combination or in connection with effecting any Pre-Combination Steps, the Kinross Financing, or the Kinross Placer Joint Venture, until the Effective Date or the day upon which this Agreement is terminated pursuant to Article 8, whichever is earlier:

(a)	it shall, and shall cause each of its Subsidiaries and Material Joint Venture Interests to, conduct its and their respective businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice;

(b)	except as may be required to give effect to any court order or arbitral award, it shall not directly or indirectly do or permit to occur any of the following:

(i)	issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit any of its Material Subsidiaries or Material Joint Venture Interests to issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber):

1.	any shares of or units in, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of or units in it or any of its Material Subsidiaries or Material Joint Venture Interests, other than pursuant to the exercise of stock options, warrants or conversion or exchange rights attaching to securities which are currently outstanding (including for greater certainty the Kinross 5.5% Convertible Unsecured Subordinated Debentures issued December 5, 1996) or under existing share issuance or grant plans or stock options issued consistent with past practices and share issuances in respect thereof; or

2.	except in the usual, ordinary and regular course of business and consistent with past practice, any Material assets of it or any of its Material Subsidiaries or Material Joint Venture Interests;

(ii)	except for the TVX Share Consolidation, amend or propose to amend its articles or by-laws or those (or the equivalent charter documents) of any of its Material Subsidiaries or the joint venture, partnership, management, operating or similar agreements or similar documents in respect of any of its Material Joint Venture Interests;

(iii)	except for the TVX Share Consolidation, split, combine or reclassify any of its outstanding shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its shares (other than dividends or distributions made by a wholly-owned Subsidiary to a Party or to a wholly-owned Subsidiary of that Party or regular quarterly dividends in respect of its common shares, in amounts consistent with past practice, and, in the case of Kinross, dividends provided for pursuant to the provisions of its preferred shares);

(iv)	redeem, purchase or offer to purchase, or permit any of its Subsidiaries to redeem, purchase or offer to purchase, any shares or other securities of it or any of its Material Subsidiaries, unless otherwise required by the terms of such securities as in effect on the date hereof; provided however that Kinross shall not be precluded from redeeming its 5.5% Convertible Unsecured Subordinated Debentures issued December 5, 1996;

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(v)	except for internal reorganizations, amalgamations or mergers involving it and/or any of its direct or indirect wholly-owned Subsidiaries, reorganize, amalgamate or merge it or any of its Material Subsidiaries with any other Person;

(vi)	acquire or agree to acquire any Person, or acquire or agree to acquire any assets, which in each case are individually or in the aggregate Material, or permit any of its Subsidiaries or Material Joint Venture Interests to do any of the foregoing;

(vii)	(1) satisfy or settle any claims or liabilities which are individually or in the aggregate Material, except such as have been reserved against in its most recent audited annual consolidated financial statements delivered to the other Parties; (2) relinquish any contractual rights which are individually or in the aggregate Material; (3) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments which individually or in the aggregate are Material; or (4) permit any of its Subsidiaries or Material Joint Venture Interests to do any of the foregoing; or

(viii)	except for the purpose of the renewal of or the replacement of existing credit facilities, incur or commit to provide guarantees, incur any indebtedness for borrowed money or issue any amount of debt securities, in each case which are individually or in the aggregate Material, or permit any of its Subsidiaries or Material Joint Venture Interests to do any of the foregoing;

(c)	it shall not, and shall cause each of its Material Subsidiaries and Material Joint Venture Interests to not:

(i)	except in the usual, ordinary and regular course of business and consistent with past practice or as required pursuant to existing Benefit Plans, enter into or modify any such Benefit Plans, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred or other compensation, incentive compensation, severance or termination pay to, or make any loan to, any of its directors, officers, employees, consultants, contractors or agents; and

(ii)	except as set forth in the capital budgets of the Party or its Material Subsidiaries or Material Joint Venture Interests that have been approved by such Party’s Board of Directors, or where such Board of Directors determines, acting reasonably and after giving appropriate consideration to the effect on the other Parties hereto and on the transactions contemplated hereby, that it is in the best interests and necessary course of business of such Party and its Material Subsidiaries and Material Joint Venture Interests, taken as a whole, that it so reallocate or incur or commit to such capital expenditures without obtaining the written consent of the other Parties, reallocate capital expenditures among categories within such budgets, or incur or commit to capital expenditures, prior to the Effective Date, individually or in the aggregate exceeding U.S.$10,000,000;

(d)	it shall use its reasonable commercial efforts to cause its current insurance policies and those of its Material Subsidiaries and Material Joint Venture Interests, including directors’ and officers’ insurance or re-insurance policies, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or premiums consistent with then current industry premium experience are in full force and effect; provided that nothing in this Section shall limit:

(i)	the Parties’ ability to purchase and maintain six year run-off directors’ and officers’ insurance for the benefit of its directors and officers and those of its Subsidiaries or Material Joint Venture Interests; and

(ii)	Kinross’ obligations pursuant to Section 4.9(2)(b);

(e)	it shall:

(i)	use its reasonable commercial efforts, and cause each of its Material Subsidiaries and Material Joint Venture Interests to use its reasonable commercial efforts, to preserve intact its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain

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existing relationships with suppliers, consultants, joint venture participants, partners, professional advisors, agents, distributors, customers, Governmental Entities and others having business relationships with it, its Material Subsidiaries and its Material Joint Venture Interests;

(ii)	not take any action, or permit any of its Subsidiaries or Material Joint Venture Interests to take any action, that would or reasonably may be expected to render (1) any representation or warranty made by it in this Agreement that is qualified as to materiality untrue or (2) any of such representations and warranties that are not so qualified untrue in any Material respect; and

(iii)	to the extent it has knowledge thereof, promptly notify the other Parties of (1) any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, and (2) any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) which are Material;

(f)	it shall not, and shall cause each of its Subsidiaries and Material Joint Venture Interests not to, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Combination prior to the Effective Date;

(g)	except in the usual, ordinary and regular course of business and consistent with past practice, or except as required by applicable Laws, it shall not, and shall cause each of its Subsidiaries and Material Joint Venture Interests not to, enter into or modify any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would be Material to that Party or would have a Material Adverse Effect;

(h)	it shall not, and shall not permit any of its Subsidiaries or Material Joint Venture Interests to, take any action, or permit any action to be taken on its behalf, and it shall, and shall cause its Subsidiaries or Material Joint Venture Interests to, refrain from taking any action which, in either case, if taken, would be inconsistent with this Agreement or which would interfere with or be inconsistent with or would reasonably be expected to significantly impede the completion of the Combination or any of the transactions contemplated hereby;

(i)	to the extent it has knowledge thereof, it shall, in all Material respects, conduct itself so as to keep the other Parties fully informed as to the Material decisions or actions made or required to be made with respect to the operation of its business and that of its Material Subsidiaries and Material Joint Venture Interests, provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party for which a waiver could not reasonably be obtained and provided further that no such disclosure is required in respect to competitively sensitive information relating to properties, areas or projects where the Parties are competitors;

(j)	it shall cause its nominees on the board of directors or management or operating committee of each Material Joint Venture Interest, subject to fulfilment of the fiduciary duties to which any such nominee is subject, applicable Law and any existing contractual obligations, to perform such acts and to do such other things consistent with the foregoing as if they applied to the Material Joint Venture Interest;

(k)	it shall use its reasonable commercial efforts to conduct its affairs and those of its Material Subsidiaries and Material Joint Venture Interests so that all of its representations and warranties contained herein shall be true and correct in all Material respects on and as of the Effective Date as if made thereon (except to the extent that any such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement or except for any failures or breaches of representations and warranties which individually or in the aggregate would not have a Material Adverse Effect on the Party or materially impede the completion of the Combination or the other transactions contemplated hereby); and

(l)	it shall not make any change to existing accounting practices, except as the regular, independent auditors advise in writing are required by applicable Laws, GAAP or United States generally accepted accounting principles, as applicable, or write up, down or off the book value of any assets in an amount that in the

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aggregate would exceed $1,000,000, except where required for compliance with GAAP or United States generally accepted accounting principles, as applicable.

      Notwithstanding the foregoing provisions of Sections 4.3(b)(vi) and (vii) and Section 4.3(c)(ii), where a Party is obliged to approve a budget, operating plan or other business plan (or an amendment thereto) for a Material Joint Venture Interest in circumstances where it is subject to confidentiality obligations which preclude it from disclosing the subject matter of such budget or plan (or amendment) to the other Parties and where it is therefore effectively precluded from seeking the consent of the other Parties thereto, such Party shall be entitled to give or refrain from giving such approval without obtaining the prior written consent of the other Parties as long as it has concluded, acting reasonably, that the approval given by it is in the best interests of such Material Joint Venture Interest.

4.4	Mutual Covenants Regarding Non-Solicitation

(1)	No Party shall, or shall permit any of its Subsidiaries or Material Joint Venture Interests (to the extent that such Party has the power to do so with respect to its Material Joint Venture Interests) to, directly or indirectly, through any officer, director, employee, advisor, representative or agent, solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of an Acquisition Proposal; provided, however, that nothing contained in this Section or the other provisions of this Agreement shall prevent the Board of Directors of any Party which receives an unsolicited bona fide Acquisition Proposal in respect of that Party, from considering, negotiating, approving or recommending to its shareholders an Acquisition Proposal:

(a)	in respect of which any required financing has been demonstrated to the satisfaction of the Board of Directors of the Party subject to the Acquisition Proposal, acting in good faith, to be reasonably likely to be obtained;

(b)	which is not subject to a due diligence access condition which allows access to the books, records and personnel of the Party subject to the Acquisition Proposal or any of its Material Subsidiaries or Material Joint Venture Interests or their representatives beyond 5:00 p.m. (Eastern Time) on the tenth Business Day after which access is afforded to the Person making the Acquisition Proposal (provided, however, that the foregoing shall not restrict the ability of such Person to continue to review information properly provided to such Person);

(c)	in respect of which the Board of Directors of the Party subject to the Acquisition Proposal receives an opinion of counsel, that is reflected in the minutes of such Board of Directors, that it is required to consider the Acquisition Proposal in order to discharge properly its fiduciary duties; and

(d)	which the Board of Directors of the Party subject to the Acquisition Proposal determines in good faith, after consultation with its financial advisors, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction (1) more favourable to its shareholders than the Combination, (2) having consideration with a value greater than the value of the consideration provided by the Combination, and (3) is reasonably capable of being completed within a reasonable period of time (any such Acquisition Proposal being referred to herein as a “Superior Proposal”).

(2)	Subject to the ability of the Party to carry on business in accordance with Section 4.3, each Party shall immediately cease and cause to be terminated any existing discussions or negotiations with any party (other than the other Parties) with respect to any potential Acquisition Proposal. Each Party agrees not to release any third party from any confidentiality agreement to which such third party is a party. Each Party further agrees not to waive the operation of, or release any third party from, any standstill agreement or provision to which such third party is a party unless concurrently therewith such third party makes a Superior Proposal. Each Party shall immediately request the return or destruction of all information provided to any third party which, at any time since January 1, 2001, has entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(3)	Each Party shall promptly notify the other Parties orally and in writing of any Acquisition Proposal of which a director or officer of the Party or a Material Subsidiary hereafter becomes aware, or any amendment to the foregoing, or any request for non-public information relating to a Party or any of its Material Subsidiaries or Material Joint Venture Interests, as the case may be, in connection with such an Acquisition Proposal or for access

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to the properties, books or records of such Party or any Material Subsidiary or Material Joint Venture Interests, by any Person that informs such Party or such Material Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such written notice shall include a copy of any such written Acquisition Proposal and all amendments thereto.

(4)	If any Party receives a request for material non-public information from a Person who makes a bona fide Acquisition Proposal and the Board of Directors of such Party determines that such proposal, if consummated, would be a Superior Proposal pursuant to subsection (1), assuming the satisfactory outcome of a due diligence condition which conforms to clause (1)(b), then, and only in such case, the Board of Directors of such Party may, subject to the execution by such Person of a confidentiality agreement containing standstill provisions substantially the same as those contained in the Confidentiality Agreement, provide such Person with access in accordance with subsection (1) to information regarding such Party, acting reasonably; provided, however, that the Person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that such Party sends a copy of any such confidentiality agreement to each other Party immediately upon its execution and each other Party is immediately provided with a list and, upon request, copies of all information provided to such Person not previously provided to such other Party and is immediately provided with access to information similar to that which was provided to such Person.

(5)	Each Party shall ensure that its officers, directors and employees and those of its Material Subsidiaries and any financial, legal or other advisors or representatives retained by each Party are aware of the provisions of this Section, and such Party shall be responsible for any breach of this Section by its financial, legal or other advisors or representatives.

4.5	Notice of Superior Proposal Determination

(1)	No Party shall accept, approve, recommend or enter into any agreement, arrangement or understanding to implement a Superior Proposal (other than a confidentiality agreement) without:

(a)	complying fully with the provisions of Section 4.4;

(b)	providing to each other Party (i) written notice that the Board of Directors of such Party has determined that it has received and is prepared to accept a Superior Proposal, and (ii) a copy of any agreement in respect of such Superior Proposal as executed by the Person making the Superior Proposal, in each case as soon as possible but in any event not less than five Business Days prior to acceptance of the Superior Proposal by the Board of Directors of such Party;

(c)	if such five Business Day period would not terminate on or before the date fixed for such Party’s Meeting, such Party shall either adjourn its Meeting to a date that is not less than two nor more than five Business Days after the expiration of the five Business Day period or obtain the waiver of each of the other Parties of the obligation to do so;

(d)	providing each other Party with an opportunity (but not the obligation), before the expiration of such five Business Day period, to propose to amend this Agreement to provide for consideration having a value and financial and other terms equivalent to or more favourable to the shareholders of such Party than those contained in such Superior Proposal with the result that the Superior Proposal would cease to be a Superior Proposal; and

(e)	terminating this Agreement pursuant to Section 8.1(e).

(2)	In the event that the other Parties agree to amend this Agreement in the manner described in clause (d), but otherwise on terms substantially the same as the terms of this Agreement, the Board of Directors of such Party shall consider the terms of the amendment, and if it concludes the Superior Proposal is no longer a Superior Proposal such Party shall not implement the proposed Superior Proposal and may not terminate this Agreement pursuant to Section 8.1(e), and shall agree to the amendments to this Agreement.

(3)	In the event that the other Parties do not agree to amend this Agreement as contemplated by subsection (2) and immediately prior to the termination of this Agreement such Superior Proposal constitutes a Superior Proposal in comparison with the terms hereof or of any proposal made by the Parties to amend this Agreement, such Party

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may terminate this Agreement in accordance with Section 8.1(e) and thereafter may enter into an agreement in order to implement the Superior Proposal.

(4)	The provision of information by one Party to another Party or other Parties hereunder shall be “Proprietary Information” as defined in, and shall be governed by and subject to the terms and conditions of, the provisions of the Confidentiality Agreement.

4.6	Access to Information and Confidentiality

      Subject to the provisions of the Confidentiality Agreement and applicable Laws and subject to obtaining any required third party consents, upon reasonable notice, each Party shall (and shall cause each of its Subsidiaries to) afford the other Parties’ officers, employees, legal counsel, financial advisors, accountants and other authorized representatives and advisors access, during normal business hours from the date hereof and until the earlier of the Effective Date and the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and during such period each Party shall (and shall cause each of its Subsidiaries to) furnish promptly to the other Parties all material filings with Governmental Entities and all material information concerning its business, properties and personnel as the other Parties may reasonably request. Each Party acknowledges and agrees that all information furnished pursuant to the provisions of this Section shall be “Proprietary Information” as defined in, and shall be subject to, the provisions of the Confidentiality Agreement.

4.7	Mutual Standstill Provisions

      Except as contemplated by this Agreement, prior to the Effective Date, no Party will, or will permit any of its Subsidiaries to:

(a)	acquire, directly or indirectly, by purchase or otherwise, any voting securities or securities convertible into or exchangeable for voting securities, or direct or indirect rights or options to acquire any voting securities, of another Party hereto;

(b)	make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote, or seek to advise or influence any other Person or entity with respect to the voting of, any voting securities of another Party hereto;

(c)	otherwise act, either alone or jointly or in concert with any other Person, to seek to control the management, Board of Directors or policies of another Party hereto; or

(d)	discuss with any other Person any proposal with respect to another Party hereto, that involves or would involve any of the foregoing;

without that other Party’s prior express written consent. A Party’s (the “first mentioned Party”) obligations with respect to another Party to this Agreement (the “second mentioned Party”) under the provisions of this Section shall terminate immediately upon the earliest of:

(1)	12 months from the date on which this Agreement is first executed;

(2)	the date on which the Board of Directors of the second mentioned Party

(i)	has withdrawn or changed any of its recommendations or determinations referred to in Section 3.1 in a manner materially adverse to the other Parties or which would materially impede the completion of the Combination or shall have resolved to do so for any reason other than:

(a)	a breach by the first mentioned Party of any of its representations, warranties or covenants herein contained in any Material respect or the occurrence of a Material Adverse Change with respect to the first mentioned Party; or

(b)	a withdrawal or change resulting solely because the financial advisor to such Party has withdrawn or adversely amended its opinion referred to in Section 3.1(c);

(ii)	has agreed to a Superior Proposal with a third party; or

(iii)	has agreed to support such a transaction; and

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(3)	the date on which a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the shareholders of the second mentioned Party.

For greater certainty, the entering into by Kinross and Echo Bay of the Kinross Lock-Up Agreement, the entering into by Echo Bay of the Newmont Lock-Up Agreement and the McCoy/Cove Purchase Agreement, the entering into by TVX of the Beech Lock-Up Agreement and the TVX NA Purchase Agreement, the exercise by TVX of its rights pursuant to the TVX NA Joint Venture Agreements, the transactions contemplated hereby and the participation by each of the Parties in the solicitation of proxies in respect of any of the Meetings in favour of the Combination is expressly agreed to by each of the Parties.

4.8	Covenants in Respect of the Combination

      Each Party covenants and agrees that, except as otherwise contemplated in this Agreement, until the earlier of the Effective Date and the date upon which this Agreement is terminated, it will:

(a)	in a timely and expeditious manner, take all necessary actions in order to enable it to participate in the Combination and use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 5 to the extent the same are within its control; take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Combination, including using its commercially reasonable efforts to:

(i)	obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, joint venture agreements, partnership agreements, leases, licences and other contracts;

(ii)	make or co-operate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Laws including the Regulatory Approvals;

(iii)	effect all necessary registrations, filings, applications and submissions of information requested by Governmental Entities required to be effected by it in connection with the Combination and, if necessary, participate and appear in any proceedings of any Party before or by any Governmental Entity;

(iv)	oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby or by the Combination; and

(v)	co-operate with each of the other Parties in connection with the performance by it of its obligations hereunder; and

(vi)	cause the share exchange effected by the Parties pursuant to the Arrangement to qualify as one or more reorganizations described in Section 368(a) of the U.S. Tax Code and not take actions or cause actions to be taken that could reasonably be expected to disqualify the share exchange effected by the Party pursuant to the Arrangement as a reorganization under the provisions of Section 368(a) of the U.S. Tax Code;

(b)	in the case of Kinross, cause the organization of Kinross Subco and subscribe for common shares in the capital of Kinross Subco, which shares shall be the sole issued and outstanding shares in the capital of Kinross Subco from the date of issue to the Effective Date;

(c)	issue jointly with the other Parties the Announcement Press Release as soon as practicable, which release is in a form acceptable to all Parties, and file a copy of the Announcement Press Release, a material change report and any other documents with applicable regulatory authorities as required;

(d)	in the case of Kinross, cause Kinross Subco to notify the Director under the CBCA of and apply for the Interim Order and in the case of each of TVX and Echo Bay, join in such application;

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(e)	assist and co-operate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities of Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable securities Laws of Canada and any province or territory thereof and the United States and any state thereof for the calling of the Meetings, the Kinross Financing, the issue by Kinross of Kinross Shares in exchange for the Kinross Common Shares (if applicable), the TVX Common Shares and the Echo Bay Common Shares pursuant to the Combination and the resale of such Kinross Shares (other than by control Persons and subject to requirements of general application);

(f)	in a timely and expeditious manner:

(i)	prepare, in consultation with the other Parties, and file the Joint Information Circular with respect to the Meetings in all jurisdictions where the same is required to be filed and mail the same in accordance with the requirements of all applicable Laws and as specified by the Interim Order, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws in effect on the date of mailing thereof and not containing any misrepresentation, as defined under such applicable Laws, with respect to such Party, its Material Subsidiaries and its Material Joint Venture Interests, taken as a whole;

(ii)	convene its Meeting;

(iii)	provide notice to each of the other Parties of its Meeting and allow representatives of the other Parties to attend its Meeting; and

(iv)	hold and conduct its Meeting in accordance with the articles and by-laws of the Party and any instrument governing such Meeting, as applicable, and as otherwise required by applicable Laws and as specified by the Interim Order;

(g)	in a timely and expeditious manner, prepare, in consultation with the other Parties, and file any amendments or supplements to the Joint Information Circular with respect to the Meetings which are mutually agreed or otherwise required by applicable Laws in all jurisdictions where the same are required to be filed and mail the same in accordance with the requirements of all applicable Laws and as specified by the Interim Order, complying in all material respects with all applicable Laws in effect on the date of mailing thereof;

(h)	in the case of Kinross, in a timely and expeditious manner, take all steps necessary or advisable in order to obtain the listing on The Toronto Stock Exchange and on the American Stock Exchange, and to use its best efforts to obtain the listing of the Kinross Shares on the New York Stock Exchange, of the Kinross Shares issued or to be issued on or in respect of the completion of the Combination;

(i)	except for executed forms of proxy and other non-substantive communications, furnish promptly to the other Parties a copy of each notice, report, schedule or other document or communication delivered, filed or received by, to, with or from (as applicable) the Party under applicable Laws or otherwise, and any reports of dealings with, regulatory agencies or other Governmental Entities, in connection with the Combination or any of the transactions contemplated hereby;

(j)	in the case of Kinross, subject to the approval of the Arrangement in accordance with the provisions of the Interim Order at the TVX Meeting and at the Echo Bay Meeting, cause Kinross Subco to forthwith proceed with and diligently prosecute an application for the Final Order and in the case of TVX and Echo Bay, join in such application;

(k)	in the case of Kinross, subject to the approval of the Kinross Share Consolidation at the Kinross Meeting, file the Articles of Amendment with the Director under the Business Corporations Act (Ontario);

(l)	in the case of Kinross, cause Kinross Subco forthwith to carry out the terms of the Interim Order and the Final Order and, subject to the receipt of the Final Order and the satisfaction of any applicable conditions precedent, cause Kinross Subco to file the Articles of Arrangement with the Director under the CBCA in order for the Arrangement to become effective;

(m)	in the case of TVX and Echo Bay, carry out the terms of the Interim Order and the Final Order and, subject to the receipt of the Final Order and the satisfaction of any applicable conditions precedent, join with

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Kinross Subco in the filing of the Articles of Arrangement with the Director under the CBCA in order for the Arrangement to become effective;

(n)	in the case of Kinross and TVX, cause the Purchase to be completed; and

(o)	in the case of Kinross, as soon as practicable after the Effective Date, provide or cause to be provided certificates representing the appropriate number of Kinross Shares to the former holders of the Kinross Common Shares (if the Kinross Share Consolidation is approved) and to the former holders of the Echo Bay Common Shares and of the TVX Common Shares. Fractions of Kinross Shares shall not be issued, but in lieu thereof Kinross shall pay to each Person who would otherwise receive fractional Kinross Shares an amount determined by reference to the volume weighted average price of Kinross Shares on The Toronto Stock Exchange on the first five trading days on which such shares trade on such exchange following the Effective Date.

4.9	Further Covenants of Kinross

(1)	Kinross covenants and agrees that, on the date of the filing of the Joint Information Circular with the SEC and on the Effective Date, it shall execute and deliver a customary letter of representation to each of Echo Bay and TVX in form and substance satisfactory to Echo Bay and to TVX, respectively, acting reasonably, which representation letters may be provided by Echo Bay and TVX to their respective U.S. counsel in connection with the opinions being requested of such counsel to the effect that the share exchange effected by Kinross with the shareholders of each of Echo Bay and TVX pursuant to the Arrangement will not cause recognition of income or gain by Echo Bay or the U.S. shareholders of Echo Bay or by TVX or the U.S. shareholders of TVX, as the case may be.

(2)	Kinross covenants and agrees that, as of the Effective Date and following the completion of the Combination:

(a)	it shall have and maintain in force directors’ and officers’ insurance or reinsurance policies in respect of the directors and officers of Kinross and its Subsidiaries providing coverage substantially similar in all material respects to the coverage provided by the directors’ and officers’ insurance or reinsurance policies maintained by Kinross;

(b)	except to the extent that the Parties have purchased such insurance, and to the extent possible, it shall have and maintain six year run-off directors’ and officers’ insurance policies for the benefit of each individual who ceases to be a director or officer of a Party or a Subsidiary or a Material Joint Venture Interest by reason of or on the implementation of the Combination; and

(c)	it shall execute a supplemental indenture by which it assumes Echo Bay’s due and punctual performance and observance of each covenant and condition of the Warrant Indenture in accordance with its terms and shall take all corporate action necessary to reserve for issuance a sufficient number of Kinross Shares for delivery upon exercise of the warrants referred to therein.

4.10	Further Covenants of Kinross, Echo Bay and TVX

      Each of Kinross, in respect of the Kinross Lock-Up Agreement, Echo Bay, in respect of the Kinross Lock-Up Agreement, the McCoy/Cove Purchase Agreement and the Newmont Lock-Up Agreement and TVX, in respect of the Beech Lock-Up Agreement and the TVX NA Purchase Agreement, covenants and agrees with the other Parties that it will not amend or permit the amendment of the terms of the relevant agreement and it will enforce and not vary or waive any of the terms of the relevant agreement without, in each case, the prior written consent of the other Parties.

4.11	Stock Options

(1)	As soon as practicable following the date of this Agreement, the Board of Directors of TVX and the Board of Directors of Echo Bay, as applicable (or, if appropriate, any committee administering the option plans of TVX or Echo Bay, as applicable), shall adopt such resolutions or take such other actions (including, without limitation, amending such plans by resolution or court order) as may be required to effect the following:

(a)	adjust the terms of all outstanding stock options granted by TVX and Echo Bay, as applicable, and the terms of the stock option plans of TVX and Echo Bay, as applicable, to provide that, at the Combination, each stock option granted by TVX or Echo Bay, as applicable, outstanding immediately prior to the Combination

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shall be deemed to constitute an option to acquire, on substantially identical terms and conditions as were applicable under such stock option, the same number of Kinross Shares as the holder of such stock option would have been entitled to receive pursuant to the Combination had such holder exercised such stock option in full immediately prior to the Combination, at a price per share equal to (i) the aggregate exercise price for the TVX Common Shares or Echo Bay Common Shares, as applicable, otherwise purchasable pursuant to such stock option divided by (ii) the number of Kinross Shares deemed purchasable pursuant to such stock option; and

(b)	make such other changes to the stock option plans of TVX and Echo Bay, as applicable, and stock options awarded thereunder, as applicable, as they deem appropriate to give effect to the Combination.

(2)	On the Effective Date, subject to obtaining any shareholder approval required by applicable Laws for the Kinross Share Issuance described in paragraph (b) of that definition, Kinross shall be deemed to assume, and shall thereafter comply with the terms of, the stock option plans of TVX and Echo Bay. As soon as practicable after the Combination, Kinross shall deliver to the holders of stock options issued by TVX or Echo Bay, as applicable, appropriate notices setting forth such holders’ rights pursuant to the respective stock option plans, and the agreements evidencing the grants of such stock options shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section after giving effect to the Combination). Kinross shall recognize service with TVX or Echo Bay, as the case may be, or their respective Subsidiaries for all purposes of the stock options and stock option plans assumed in accordance with this Section.

(3)	Kinross shall take all corporate action necessary, including seeking any required shareholder approval required by applicable Laws for the Kinross Share Issuance described in paragraph (b) of that definition, to reserve for issuance a sufficient number of Kinross Shares for delivery upon exercise of the stock options issued by TVX or Echo Bay, as applicable, assumed in accordance with this Section.

(4)	Kinross shall prepare and file with the Canadian Provincial Authorities, the SEC and the stock exchanges on which the Kinross Shares are listed, all necessary reports, applications, registration statements, prospectuses or other documents required in order to permit the issuance of Kinross Shares upon exercise of stock options issued by TVX or Echo Bay and the free and unrestricted transferability of such Kinross Shares after such issuance.

4.12	Employee Matters

(1)	For a period of one year after the Effective Date, Kinross shall, or shall cause its Subsidiaries to, provide benefits to those persons who are employees of Echo Bay and its Subsidiaries (“Echo Bay Employees”) and those persons who are employees of TVX, the TVX NA Joint Venture and TVX’s Subsidiaries (“TVX Employees”) immediately prior to the Combination and who continue to be employees of Kinross, TVX, Echo Bay or their Subsidiaries or Material Joint Venture Interests following the Effective Date (a) that are comparable in the aggregate to those provided to such employees under the Benefit Plans of Echo Bay and its Subsidiaries (other than benefits providing for the issuance of Echo Bay Common Shares or based on the value of Echo Bay Common Shares) (“Echo Bay Benefit Plans”) and the Benefit Plans of TVX and its Subsidiaries (other than benefits providing for the issuance of TVX Common Shares or based on the value of TVX Common Shares) (“TVX Benefit Plans”), as applicable, at the benefit levels in effect as of the date of this Agreement and (b) with respect to Benefit Plans providing for the issuance of Kinross Shares or that are based on the value of Kinross Shares, that are comparable in the aggregate to those provided to similarly situated employees of Kinross and its Subsidiaries.

(2)	For a period of one year after the Effective Date (or for the length of time required by an applicable individual agreement in effect as of the date of this Agreement, if different), Kinross shall, and shall cause its Subsidiaries to, honour in accordance with their respective terms (as in effect on the date of this Agreement) all TVX and Echo Bay employment, severance, change of control and termination agreements, plans and policies which have been disclosed to Kinross.

(3)	With respect to any Benefit Plan maintained by Kinross or any of its Subsidiaries (including any severance plan or policy), for all purposes, including determining eligibility to participate, level of benefits and vesting, service with Echo Bay or any of its Subsidiaries or TVX or any of its Subsidiaries, as applicable (or any predecessor employer of an employee of Echo Bay or any of its Subsidiaries or TVX or any of its Subsidiaries, as applicable, to the extent service with such predecessor employer is recognized by Echo Bay or its applicable Subsidiary or TVX or

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its applicable Subsidiary) prior to the Combination shall be treated as service with Kinross or its Subsidiaries; provided however that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(4)	For purposes of each Benefit Plan of Kinross or its Subsidiaries, Kinross and its Subsidiaries shall use all reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such plans to be waived for Echo Bay Employees and TVX Employees and their covered dependents (other than pre-existing condition exclusions or waiting periods that are already in effect with respect to such employees and dependents under the Echo Bay Benefit Plans or the TVX Benefit Plans, as applicable, and that have not been satisfied as of the date such employees and dependents commence participation in such benefit plans of Kinross and its Subsidiaries). Kinross and its Subsidiaries shall give full credit for all co-payments and deductibles to the extent satisfied in the plan year in which the Combination occurs (or the year in which Echo Bay Employees or TVX Employees, as applicable, and their dependents commence participation in the benefit plans of Kinross and its Subsidiaries, if later) as if there had been a single continuous employer.

(5)	Notwithstanding the foregoing, the provisions of subsections (1) through (3) shall not apply to TVX Employees or Echo Bay Employees who are members of a labour union or other similar bargaining unit or are parties to or the beneficiaries of a collective agreement with respect to their employment or who have organized to be covered by any such labour union or other similar bargaining unit or collective agreement.

4.13	Merger of Covenants

      Except as to the contrary expressly required by the terms thereof, the covenants set out in this Agreement shall not survive the completion of the Combination, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 5

CONDITIONS

5.1	Mutual Conditions

      The obligations of the Parties to complete the transactions contemplated hereby are subject to the fulfilment or waiver of the following conditions on or before the Effective Date or such other time prior thereto as is specified below:

(a)	the Interim Order shall have been granted in form and substance acceptable to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to any of the Parties, acting reasonably, on appeal or otherwise;

(b)	the holders of the Kinross Common Shares shall have approved, if and as required by applicable Laws, the Kinross Share Issuance and the election as directors of Kinross as of the Effective Date the individuals named in Schedule 4.1 or such other individuals acceptable to TVX and Echo Bay in their discretion;

(c)	the Arrangement shall have received the approval of the shareholders of each of TVX and Echo Bay required by applicable Laws;

(d)	the Purchase shall have been completed;

(e)	the Final Order shall have been granted in form and substance acceptable to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to any of the Parties, acting reasonably, on appeal or otherwise;

(f)	there shall be no proceeding of a juridical or administrative nature or otherwise, brought by or before a Governmental Entity in progress that if successful, or any Law proposed, enacted, promulgated or applied that would result in an order, ruling, judgement or decree, which:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Combination or any other material transaction contemplated hereby or in the Pre-Combination Steps; or

(ii)	results in a judgement or assessment of damages, directly or indirectly, relating to the transactions contemplated hereby which causes a Material Adverse Effect on the Party to which it applies;

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(g)	all other Regulatory Approvals and approvals of any other Person, and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Combination, the failure to obtain which or the non-expiry of which would cause a Material Adverse Effect on any of the Parties or materially impede the completion of the Combination, shall have been obtained or received on terms which will not cause a Material Adverse Effect on any of the Parties or shall have occurred, and reasonably satisfactory evidence thereof shall have been delivered to each Party;

(h)	without limiting the scope of the condition in paragraph (g), either:

(i)	the applicable waiting period under Section 123 of the Competition Act shall have expired without the Competition Commissioner (the “Competition Commissioner”) appointed under the Competition Act having given notice that he intends to make an application to the Competition Tribunal for an order under Section 92 or 100 of the Competition Act in respect of the Arrangement; or

(ii)	the Competition Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act in respect of the Arrangement; and

the applicable waiting periods under the HSR Act shall have expired or been earlier terminated;

(i)	the Kinross Shares to be issued pursuant to the Combination shall have been conditionally approved for listing on The Toronto Stock Exchange and on either the American Stock Exchange or the New York Stock Exchange, as applicable, subject to the filing of required documentation; any required prospectus, registration or similar exemptions shall have been obtained; and such securities shall not be subject to resale restrictions in Canada and the United States other than in respect of control Persons and subject to requirements of general application;

(j)	rights of dissent in relation to the Arrangement by which the Combination is effected shall not have been exercised by the holders of more than 5% of the issued and outstanding shares of any Party the shareholders of which are entitled by Law or under the Plan of Arrangement to exercise such rights; and

(k)	this Agreement shall not have been terminated pursuant to Article 8.

      The foregoing conditions are for the mutual benefit of each of the Parties and may be waived, in whole or in part, by any Party at any time, provided that no Party may waive any mutual condition on behalf of any other Party.

5.2	Several Conditions

      The obligation of each Party to complete the transactions contemplated hereby is subject to the fulfilment by each of the other Parties of the following conditions on or before the Effective Date or such other time prior thereto as is specified below:

(a)	the representations and warranties made to such Party by each of the other Parties in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that any such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement or except for any failures or breaches of representations and warranties which in the reasonable judgement of such Party, individually or in the aggregate would not have a Material Adverse Effect on any other Party or materially impede the completion of the Combination or the other transactions contemplated hereby), and each Party shall have provided to the others a certificate of two senior officers of such Party certifying, in such capacity and not personally, such accuracy and completeness on the Effective Date;

(b)	each of the other Parties shall have complied with its covenants herein, if, in the reasonable judgement of such Party for whose benefit the covenant was given, the failure to comply with such covenants would individually or in the aggregate have a Material Adverse Effect on any other Party or materially impede the completion of the Combination or the other transactions contemplated in this Agreement, and on the Effective Date each Party shall have provided to the others a certificate of two senior officers of such Party certifying, in such capacity and not personally, that the Party has so complied with its covenants herein; and

(c)	from the date hereof up to and including the Effective Date, there shall have been no change, condition, event or occurrence which, in the reasonable judgement of such Party, has or is reasonably likely to have a

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Material Adverse Effect on any other Party, on the Combination or on the combined business that will result from the completion of the Combination.

      The foregoing conditions precedent are for the benefit of each Party and may be waived, in whole or in part, by such Party in writing at any time.

5.3	Notice of Breach

      Each Party will give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure to occur would, or would be likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date; or

(b)	result in the failure by such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder prior to the Effective Date.

5.4	Merger of Conditions

      The conditions set out in Sections 5.1 and 5.2 and the provisions of Section 5.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of the Articles of Arrangement as contemplated by this Agreement.

ARTICLE 6

AMENDMENT

6.1 Amendment

      This Agreement may, at any time and from time to time before or after the holding of the Meetings, be amended by mutual written agreement of the Parties without further notice to or authorization on the part of their respective shareholders, provided that:

(a)	notwithstanding the foregoing, the number of Kinross Shares which the holders of shares of each of the Parties shall have the right to receive or retain on the Combination may not be varied without the approval of the shareholders of each of the Parties given in the same manner as required for the approval of the Kinross Share Consolidation or the Arrangement or as may be ordered by the Court; and

(b)	any such change, waiver or modification does not invalidate any required security holder approval of the Combination.

ARTICLE 7

AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

7.1 Damages

      Provided that a Party otherwise entitled to payment pursuant to this Section is not in default of any covenant required to be performed by it hereunder in any Material respect and no representation or warranty made by such other Party is untrue in any Material respect, if at any time after the execution of this Agreement:

(a)	the Board of Directors of a Party has withdrawn or changed any of its recommendations or determinations referred to in Section 3.1 in a manner materially adverse to the other Parties or which would materially impede the completion of the Combination or shall have resolved to do so and thereafter this Agreement is terminated pursuant to Section 8.1(f); or

(b)	a bona fide Acquisition Proposal is publicly announced, proposed, offered or made, and is not withdrawn, to the shareholders of a Party or to a Party and any approval of the shareholders of such Party required by applicable Laws is not obtained for the requisite resolutions by which such Party would participate in the Combination or such requisite resolutions are not submitted for their approval, and thereafter this

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Agreement is terminated pursuant to Section 8.1 and within six months after the termination such Party approves, recommends, accepts or enters into a Change of Control Proposal or becomes a Subsidiary of a third party; or

(c)	this Agreement is terminated by a Party pursuant to Section 8.1(e);

each of the above being a “Damages Event”, then such Party (the “Defaulting Party”) shall pay to the other Parties in the aggregate $28,000,000 as liquidated damages for a Damages Event; provided, however, in the case of Section 7.1(a), that the amount of liquidated damages shall be $20,000,000 if the Damages Event is a withdrawal or change by the Board of Directors of a Party of its recommendations or determinations which occurred solely because the financial advisor to the Party has withdrawn or adversely amended its opinion referred to in Section 3.1(c), and the Defaulting Party provides written evidence to the other Parties that the withdrawal or change occurred solely for that reason. Such liquidated damages shall be payable in immediately available funds paid to an account designated by each of the other Parties within one Business Day after the occurrence of the events described above or in the situation in which the event is the failure of a Party to submit the requisite resolutions for approval, within one Business Day of the Parties other than the Defaulting Party becoming aware that the directors do not intend to submit the requisite resolutions or the requisite resolutions have not been submitted for the approval of its shareholders. The payment shall be allocated among and paid to the non-Defaulting Parties or Party in equal amounts. The maximum amount of liquidated damages payable by a Defaulting Party under this Section shall be $28,000,000. Echo Bay shall not be required to pay damages to Kinross in connection with a Damages Event in Section 7.1(b), in the event that the holders of the Echo Bay Common Shares do not approve the Arrangement solely because Kinross fails to vote its Echo Bay Common Shares in favour thereof. TVX shall still be entitled to its share of damages payable.

7.2 Reimbursement of Expenses

      If the shareholders of any Party or Parties fail to approve the Combination and the Combination is not completed for any reason other than the fact that the Board of Directors of a Party has withdrawn or changed its recommendation solely because the financial advisor to the Party has withdrawn or adversely amended its opinion referred to in Section 3.1(c), then such non-approving Party or Parties shall be required to reimburse the other Parties or Party whose shareholders approved the Combination for their actual third-party expenses incurred in connection with the Combination up to a maximum of $2,500,000 payable to each approving Party. In the event that the holders of the Echo Bay Common Shares do not approve the Arrangement solely because Kinross fails to vote its Echo Bay Common Shares in favour of thereof, Echo Bay shall not be required to make any payment under this Section.

7.3 Liquidated Damages

      Each Party acknowledges that all of the payment amounts set out in this Article are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Article 8, the payment of the amounts determined pursuant to this Article in the manner provided in respect thereof is the sole monetary remedy of the Party receiving such payment in respect of the Damages Events set out in Section 7.1. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any acts, covenants or agreements set forth in or contemplated by this Agreement or the Confidentiality Agreement, without the necessity of posting a bond or security in connection therewith.

ARTICLE 8

TERMINATION

8.1 Termination by the Parties

      This Agreement may be terminated at any time prior to the Effective Date:

(a)	by the mutual written agreement of the Parties;

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(b)	by a Party if any of the conditions for the benefit of that terminating Party contained in Section 5.2 is not satisfied or waived, provided that such terminating Party is not then in breach of any of its representations, warranties or covenants herein contained in any Material respect, but such right of termination may not be exercised unless the Party intending to terminate the Agreement on this basis has delivered written notice to the other Parties specifying in reasonable detail all breaches of representations, warranties and covenants or other matters which the Party delivering such notice is asserting as the basis for termination and the breach remains substantially uncured at the earlier of 30 days after the notice is given and the Initial Termination Date (or if extended pursuant to Section 8.2, the Final Termination Date);

(c)	by any Party, if any of the conditions contained in Sections 5.1(f), (g) or (j) or any of the conditions for the benefit of the terminating Party contained in Section 5.2 becomes incapable of being satisfied on or before the Initial Termination Date (or if extended pursuant to Section 8.2, the Final Termination Date), provided that the terminating Party is not then in breach of any of its representations, warranties or covenants herein contained in any Material respect;

(d)	by any Party, if, upon a vote at a duly held Meeting or any adjournment or postponement thereof to obtain the approval of holders of the Kinross Common Shares, TVX Common Shares or Echo Bay Common Shares, as applicable, in favour of the participation of such Party in the Combination, the approval of the shareholders required by applicable Laws is not obtained;

(e)	by any Party, if the Board of Directors of the Party shall have accepted, approved, and concurrently with such termination, entered into an agreement, arrangement or understanding to implement a Superior Proposal in accordance with the provisions of Section 4.5, provided that the Party shall have paid to the other Parties the amounts specified in Section 7.1 and, if applicable, Section 7.2; or

(f)	if the Board of Directors of a Party (the “Changing Party”) shall have withdrawn or changed its recommendations or determinations referred to in Section 3.1 in a manner materially adverse to the other Parties or which would materially impede the completion of the Combination or shall have resolved to do so, by any Party other than the Changing Party; provided, however, that the Changing Party shall be permitted to terminate this Agreement if such withdrawal or change occurred solely because the financial advisor to such Party has withdrawn or adversely amended its opinion referred to in Section 3.1(c), and the Changing Party provides written evidence to the other Parties that the withdrawal or change occurred solely for that reason.

8.2	Termination and Extension of Termination Date

      This Agreement shall terminate at 11:59 p.m. Eastern time on the Initial Termination Date if the Effective Date has not then occurred unless the Parties have, prior thereto, agreed in writing to extend the Initial Termination Date to a later date, in which case this Agreement shall be deemed to terminate at 11:59 p.m. Eastern time on such later Initial Termination Date; provided, however, that if on the Initial Termination Date the Effective Date has not occurred only because the condition set out in clause 5.1(e) has not been satisfied, then this Agreement shall remain in force and effect and shall terminate at 11:59 p.m. Eastern time on the Final Termination Date if, but only if, at 11:59 p.m. Eastern time on the Final Termination Date the Effective Date has not then occurred unless the Parties have, prior thereto, agreed in writing to extend the Final Termination Date to a later date, in which case this Agreement shall be deemed to terminate at 11:59 p.m. Eastern time on such later Final Termination Date.

8.3	Effect of Termination

      In the event of the termination of this Agreement in the circumstances set out in this Article, this Agreement shall forthwith become void and of no force or effect, and no Party shall have any liability or further obligation to the other Parties hereunder except with respect to the obligations set forth in Section 4.7 and Article 7 which shall survive such termination. However, nothing contained in this Section, in Section 4.7 or in Article 7 including the payment of an amount under Article 7 shall relieve or have the effect of or result in relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of a breach of this Agreement by a Party acting in bad faith intended and designed to result in the conditions precedent to the completion of this Agreement not being satisfied.

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ARTICLE 9

GENERAL

9.1	Brokers

      The Parties represent and warrant to each other that, except for, in the case of Kinross, CIBC World Markets Inc.; in the case of TVX, BMO Nesbitt Burns Inc.; and in the case of Echo Bay, National Bank Financial Inc.; no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Combination. Each Party has provided to the other Parties a correct and complete calculation of the fees and expenses payable to its financial advisors if the Combination occurs. Each Party agrees not to amend the terms of any of the agreements between it and its financial advisors relating to the payment of fees and expenses in respect of the Combination without the prior written approval of the other Parties.

9.2	Notices

      Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party to any other Party shall be in writing and may be given by delivering it or sending it by facsimile transmission addressed to the Party to which the notice is to be given at its address for service or its facsimile number set out herein. Any such notice, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if prior to 4:00 p.m. at the place of receipt on a Business Day, or if not, on the next Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received on a day other than a Business Day or after 4:00 p.m. at the place of receipt on a Business Day in which case it shall be deemed to have been given and received on the next Business Day. Any such address for service or facsimile number may be changed by notice given as aforesaid.

      The address for service and facsimile number of each of the Parties hereto shall be as follows:

(a)	if to Kinross:

Kinross Gold Corporation
52nd Floor
Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3Y2

Attention: John W. Ivany

Executive Vice-President
Fax: (416) 363-6622

with a copy, which shall not constitute notice, to:

Blake, Cassels & Graydon LLP
Suite 2800, Box 25
Commerce Court West
199 Bay Street Toronto,
Ontario M5L 1A9

Attention: J. David A. Jackson

Fax: (416) 863-2653

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(b)	if to TVX:

TVX Gold Inc.
Suite 1200
220 Bay Street
Toronto, Ontario
M5J 2W4

Attention: T. Sean Harvey

Fax: (416) 366-0832

with a copy, which shall not constitute notice, to:

Fasken Martineau DuMoulin LLP
42nd Floor
Toronto-Dominion Tower
Toronto Dominion Centre
Toronto, Ontario
M5K 1N6

Attention: Jonathan A. Levin

Fax: (416) 364-7813

(c)	if to Echo Bay:

Echo Bay Mines Ltd.
Manulife Place
Suite 1210
10180 101 Street
Edmonton, Alberta
T5J 3S4

Attention: Robert Leclerc

Fax: (780) 424-4684

with a copy, which shall not constitute notice, to:

Fraser Milner Casgrain LLP
3000, 237 4th Avenue S.W.
Calgary, Alberta T2P 4X7

Attention: David R.J. Lefebvre

Fax: (403) 268-3100

9.3	Time of Essence

      Time shall be of the essence in this Agreement.

9.4	Entire Agreement

      This Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties hereto with respect to the subject matter hereof and cancel and supersede all prior agreements and understandings between or among the Parties with respect to the subject matter hereof.

9.5	Further Assurances

      Each Party shall, from time to time and at all times hereafter, at the request of any other Party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to perform fully and carry out the terms and intent hereof.

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9.6	Governing Law

      This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario. Each Party hereto hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

9.7	Execution in Counterparts

      This Agreement may be executed in two or more identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one and the same instrument.

9.8	Waiver

      No waiver by any Party hereto shall be effective unless express and given in writing, and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

9.9	Enurement and Assignment

      This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. This Agreement may not be assigned by any Party without the prior written consent of the other Parties.

      IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

KINROSS GOLD CORPORATION	TVX GOLD INC.

Per: “Robert M. Buchan”	Per: “T. Sean Harvey”

Per: “John Ivany”	Per:

ECHO BAY MINES LTD
Per: “Robert Leclerc”

Per:

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SCHEDULE 2.1

ANNOUNCEMENT PRESS RELEASE

Kinross, Echo Bay and TVX to Combine to Create New Senior Gold Producer and

to Acquire Newmont’s TVX NA Interest

      TORONTO/EDMONTON, June 10 /CNW/ — Kinross Gold Corporation (TSX-K; Amex-KGC) (“Kinross” or the “Company”), Echo Bay Mines Ltd. (TSX-ECO; Amex-ECO) (“Echo Bay”) and TVX Gold Inc. (TSX-TVX; NYSE-TVX) (“TVX”) are pleased to announce the proposed combination of the three companies and the concurrent acquisition of the 49.9% interest in the TVX Newmont Americas (“TVX NA”) joint venture owned by Newmont Mining Corporation (NYSE-NEM; TSX-NMC; ASX-NEM) (“Newmont”).

      Kinross, after having combined with Echo Bay and TVX and after having acquired the TVX NA interest (referred to herein as “new Kinross”), will possess the following attributes:

•	Top 10 global gold company with market capitalization in excess of US$2 billion;

•	2 million ounce per year gold producer with total cash costs less than US$200 per ounce;

•	Only senior North American primary producer with a non-hedging policy and less than 5% of reserves hedged;

•	One of the best capitalized gold producers in North America;

•	65% of annual production in the United States and Canada;

•	Highest leverage to gold prices among major North American producers; and

•	Strong organic growth from a global resource base exceeding 40 million ounces of gold

Terms of the Combination and Concurrent Transaction

      The combination of the companies will be achieved by a Plan of Arrangement, whereby Echo Bay shareholders receive 0.52 of a Kinross share for each Echo Bay share and TVX shareholders receive 0.65 of a Kinross share for each TVX share (adjusted accordingly in the event TVX completes the previously approved ten-for-one share consolidation). Concurrently with the combination taking effect, TVX will acquire Newmont’s TVX NA interest for US$180 million. The parties expect to enter into a combination agreement which will provide that the combination will be effected pursuant to the Plan of Arrangement. Based on the 30 day average trading prices on the TSX of Kinross, Echo Bay and TVX prior to the announcement of the combination, the exchange ratios imply a price of Cdn$1.81 per Echo Bay share (representing a 23% premium) and a price of Cdn$2.27 per TVX share (representing a 47% premium).

Overview of the new Kinross

      As a result of these concurrent transactions, the Company’s annual gold production is expected to be approximately two million ounces at total cash costs of less than US$200 per ounce. This production rate will be supported by proven and probable reserves containing 17.9 million ounces of gold and 52.6 million ounces of silver, an additional measured and indicated resource containing 19.2 million ounces of gold and over 60 million ounces of silver, plus a further 8 million ounces of inferred gold resources. Although global in reach, the new Kinross will have 65% of annual production and 50% of reserves based in the United States and Canada. The Company will be the most leveraged to changes in gold price of all major North American based primary gold producers and intends to maintain a strict non-hedging policy in view of the trend of rising gold prices and the Company’s new, strong financial position. The new Kinross will be the seventh largest primary gold producer in the world and the only senior North American based primary gold producer with less than 5% of reserves hedged. The Company will operate and maintain joint venture interests in 12 gold mines and one base metal mine located on five continents including seven underground mines, four open pit mines and two operations expected to include both open pit and underground mines.

Approvals and Support for the Transactions

      The combination has been unanimously approved by the boards of directors of Kinross, Echo Bay and TVX. Each board is recommending that its shareholders approve the transaction at shareholder meetings of the three companies

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expected to be held in the 3rd quarter of 2002 and the transaction is expected to close shortly thereafter. Approval of the combination requires two-thirds votes by the respective shareholders of Echo Bay and TVX and a majority vote by the shareholders of Kinross. Kinross will also be asking its shareholders to approve a three-for-one share consolidation and if approved, shareholders of Echo Bay and TVX would receive consolidated shares of Kinross and the exchange ratios would be adjusted accordingly. The proposed share consolidation of Kinross requires a two-thirds vote by Kinross shareholders, but is not a condition of the combination. Support agreements for the combination have been reached with the largest shareholders of Echo Bay (Newmont 45.2% and Kinross 10.5%) and TVX (Beech LLC 18.6%). An agreement has also been reached with Newmont for the concurrent acquisition of Newmont’s TVX NA interest.

Management and Financial Strength in an Elevated Platform

      Robert (Bob) Buchan, Chairman and CEO of Kinross, stated that, “The combination of Kinross, Echo Bay, TVX and TVX NA will create the premier North American senior gold company for those investors seeking maximum leverage to the gold price in a gold company with superb liquidity. The new Kinross will have a strong group of exploration and development projects for internal growth and an elevated platform to aggressively pursue appropriate external growth opportunities. The pool of talented people in the three former rival companies will ensure a strong entrepreneurial management team going forward. The transactions will result in the new Kinross being one of the best capitalized senior gold companies with a net debt to capitalization ratio of 8%.”

      The after-tax synergies of consolidating the three companies are expected to generate approximately US$15 million per year in savings (or about US$8 per ounce of annual gold production) in the areas of general and administrative costs, exploration and purchasing. The combination is expected to be immediately accretive to Kinross’ earnings, free cash flow and net asset value.

      Robert Leclerc, Chairman and CEO of Echo Bay, said, “Echo Bay has approximately US$10 million of cash on hand, no short or long-term debt and enjoys positive cash flow from its operating mines. This and the improving environment for gold prices have opened a new chapter for Echo Bay and its shareholders to join Kinross and TVX and form a new major gold producer with a global vision and a solid North American base. We support this combination.”

      Sean Harvey, President and CEO of TVX, stated, “For TVX shareholders this combination reunites the components of the long-life asset base of TVX in a much larger entity. Upon TVX shareholders becoming shareholders of new Kinross, they will benefit from the stable, high margin cash flow from the consolidated TVX assets and the strong balance sheet which will complement new Kinross’ strong leverage to the gold price. The combined company will also have significant land positions in world-class gold mining districts in the Americas. TVX management and employees have worked hard on behalf of shareholders to accomplish this combination and we expect that they will reap further benefits with the new structure.”

      As a result of the proposed transactions, the new Kinross will be approximately owned as to 40.3% by existing Kinross shareholders, 31.1% by existing TVX shareholders (excluding Newmont), 14.0% by existing Echo Bay shareholders (excluding Newmont and Kinross) and 14.6% by Newmont.

      Pierre Lassonde, President of Newmont stated, “Newmont supports this transaction as part of the ongoing rationalization of the gold industry. Creating a new, substantial gold company will benefit all of the shareholders involved, including Newmont. The sale of Newmont’s TVX NA interest is conditional on the closing of the overall combination.”

Management and Board of Directors of the new Kinross

      The management team of the new Kinross will be led by Bob Buchan as President and Chief Executive Officer and Scott Caldwell as Senior Vice President of Operations and Chief Operating Officer. The Company will maintain the entrepreneurial management style that has seen Kinross grow from a 25,000 ounce per year producer nine years ago to a two million ounce per year gold producer as a result of the proposed transactions. The expanded Board of Directors of Kinross will include six Kinross nominees, two TVX nominees, one Echo Bay nominee and one Newmont nominee.

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Summary of the Transactions

      The parties expect to enter into a definitive combination agreement which will provide that the combination will be effected pursuant to the Plan of Arrangement. The concurrent transactions are subject to customary regulatory approvals in Canada and the United States, the approvals of Kinross, Echo Bay and TVX shareholders and other conditions customary in transactions of this nature. The shareholder meetings are expected to be held in the 3rd quarter of 2002 and transaction is expected to close shortly thereafter. The combination is intended to be tax free to Echo Bay and TVX shareholders in Canada and the United States.

      The Company will be domiciled in Canada and will maintain its corporate office in Toronto, Ontario, Canada. The common shares of Kinross will continue to trade on the Toronto Stock Exchange (“TSX”) under the stock symbol “K” and the Company intends to apply for listing of its common shares on the New York Stock Exchange (“NYSE”) under the symbol “KGC”. Pending resolution of the NYSE listing, Kinross will continue to trade on the American Stock Exchange (“Amex”) under the stock symbol “KGC”.

      If the combination does not occur under certain circumstances, the combination agreement will provide for a break-up fee of up to Cdn$28 million.

      Kinross’ financial advisor is CIBC World Markets Inc., Echo Bay’s financial advisor is National Bank Financial Inc. and TVX’s financial advisor is BMO Nesbitt Burns Inc.

Conference Call and Webcast

      A conference call is scheduled for Monday, June 10, 2002 at 3:00 p.m. eastern time.

      Call in numbers: International 416-640-4127

                            North America 1-800-218-0204

      The conference call and presentation slides will also be available simultaneously and archived at www.kinross.com and www.tvxgold.com. The conference call will be available for telephone replay with the Passcode: 193836# (pound key) by calling: International 416-640-1917; North America 1-877-289-8525.

Cautionary Statements

      This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation, Echo Bay Mines Ltd. and TVX Gold Inc. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from expectations are disclosed under the heading “Risk Factors” and elsewhere in Kinross’, Echo Bay’s and TVX’s documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission (“SEC”) and other regulatory authorities.

      Proven and probable reserves and measured, indicated and inferred resources are calculated by the respective companies as of December 31, 2001. Investors are advised that National Policy 43-101 requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the respective annual information forms of Kinross and TVX and the Form 10-K of Echo Bay, each for the year ended December 31, 2001, for this detailed information, which is subject to the qualifications and footnotes expressed therein. Reserve calculations have been based on a gold price assumption of US$300 per ounce for all operations except two joint venture operations: Musselwhite at US$275 per ounce and La Coipa at US$265 per ounce of gold and US$4.65 per ounce of silver. United States investors are advised that while the terms “measured” and “indicated” resources and “inferred” resources are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

      Investors and security holders are urged to read the proxy statement regarding the business combination transaction referred to in the foregoing information, when it becomes available, because it will contain important

32

information. The proxy statement will be filed with the SEC by Echo Bay. Investors and security holders may obtain a free copy of this proxy statement (when it is available) and other documents filed by Echo Bay with the SEC at the SEC’s website at www.sec.gov. The proxy statement (when it is available) and these other documents may also be obtained for free from Echo Bay by directing a request to Lois-Ann L. Brodrick, Vice President and Secretary, 780-496-9704, lbrodrick@echobaymines.ca.

Certain Information Concerning Participants

      Investors may obtain a detailed list of names, affiliations and interests of Echo Bay participants in the solicitation of proxies of stockholders to approve the proposed business combination from a SEC filing under Schedule 14A made by Echo Bay on June 10, 2002.

      SEDAR: 00002968E

      For further information: Kinross Gold Corporation: e-mail info@kinross.com or contact: Robert M. Buchan, Chairman and Chief Executive Officer, Tel. (416) 365-5650; Gordon A. McCreary, Vice President, Investor Relations and Corporate Development, Tel. (416) 365-5132; Echo Bay Mines Ltd.: e-mail investor relations@echobaymines.ca or contact: Robert L. Leclerc, Chairman and Chief Executive Officer, Tel. (303) 714-8839; Lois-Ann L. Brodrick, Vice President and Secretary, Tel. (780) 496-9002; TVX Gold Inc.: e-mail info@tvxgold.com or contact: T. Sean Harvey, President and Chief Executive Officer, Tel. (416) 366-8160; Carl B. Hansen, Manager, Investor Relations, Tel. (416) 941-0119; Newmont Mining Corporation: e-mail corprelations@corp.newmont.com or contact: Russell Ball, Group Executive, Investor Relations, Tel. (303) 837-5927; Wendy Yang, Director, Investor Relations, Tel. (303) 837-6141.

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SCHEDULE 4.1

KINROSS GOLD CORPORATION

BOARD OF DIRECTORS

AND CHIEF EXECUTIVE OFFICER

      Following the completion of the Combination, the Board of Directors of Kinross Gold Corporation shall consist of the following persons:

John A. Brough
Robert M. Buchan
Harry S. Campbell
Arthur H. Ditto
David Harquail
John M. H. Huxley
John E. Oliver
Robert L. Leclerc
George F. Michals
Cameron A. Mingay

      The Chief Executive Officer of Kinross Gold Corporation shall be Robert M. Buchan.

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AMENDING AGREEMENT

TO

COMBINATION AGREEMENT

KINROSS GOLD CORPORATION

and

TVX GOLD INC.

and

ECHO BAY MINES LTD.

July 12, 2002

1

AMENDING AGREEMENT

      This AMENDING AGREEMENT (this “Agreement”) is made and entered into as of July 12, 2002, among KINROSS GOLD CORPORATION (“Kinross”), a corporation governed by the Business Corporations Act (Ontario), TVX GOLD INC. (“TVX”), a corporation governed by the Canada Business Corporations Act, and ECHO BAY MINES LTD. (“Echo Bay”), a corporation governed by the Canada Business Corporations Act.

RECITALS

      A. Kinross, TVX and Echo Bay have entered into a Combination Agreement (the “Combination Agreement”) dated as of June 10, 2002. Capitalized terms used herein, if not otherwise defined, shall have the meanings given to them in the Combination Agreement.

      B. By operation of law, Amalco will be assuming the TVX stock option plan upon the Effective Date.

      C. As a result of such assumption, Amalco will be obligated to deliver Kinross Shares to TVX stock option holders upon exercise of the stock options issued by TVX.

      D. Kinross, TVX and Echo Bay therefore desire to amend certain terms of the Combination Agreement as set forth herein.

      NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree that the Combination Agreement shall be amended as follows:

      1.1 Section 4.11(2) of the Combination Agreement shall be amended and restated to read in its entirety as follows:

4.11 Stock Options

(2) On the Effective Date, subject to obtaining any shareholder approval required by applicable Laws for the Kinross Share Issuance described in paragraph (b) of that definition, (i) Kinross shall be deemed to assume, and shall thereafter comply with the terms of, the stock option plans of Echo Bay, and (ii) Kinross shall cause Amalco to comply with the terms of the stock option plan of TVX. As soon as practicable after the Combination, Kinross shall deliver to the holders of stock options issued by TVX or Echo Bay, as applicable, appropriate notices setting forth such holders’ rights pursuant to the respective stock option plans, and the agreements evidencing the grants of such stock options shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section after giving effect to the Combination). Kinross shall recognize service with TVX or Echo Bay, as the case may be, or their respective Subsidiaries for all purposes of the stock options and stock option plans assumed in accordance with this Section.

      1.2 New Section 4.11(5) shall be added to the Combination Agreement to read as follows:

(5)	After the Effective Date, on demand by Amalco, Kinross shall deliver a sufficient number of Kinross Shares to Amalco for delivery upon exercise of stock options issued by TVX and assumed by Amalco in accordance with this Section.

      1.3 All terms and conditions of the Combination Agreement, as amended as set forth herein, shall remain in full force and effect.

      1.4 This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

2

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

KINROSS GOLD CORPORATION

Per: “John Ivany”

TVX GOLD INC.

Per: “T. Sean Harvey”

ECHO BAY MINES LTD.

Per: “Robert L. Leclerc”

3

AMENDING AGREEMENT

TO

COMBINATION AGREEMENT

KINROSS GOLD CORPORATION

and

TVX GOLD INC.

and

ECHO BAY MINES Ltd.

November 19, 2002

1

AMENDING AGREEMENT

      This AMENDING AGREEMENT (this “Agreement”) is made and entered into as of November 19, 2002, among KINROSS GOLD CORPORATION (“Kinross”), a corporation governed by the Business Corporations Act (Ontario), TVX GOLD INC. (“TVX”), a corporation governed by the Canada Business Corporations Act, and ECHO BAY MINES LTD. (“Echo Bay”), a corporation governed by the Canada Business Corporations Act.

RECITALS

      A. Kinross, TVX and Echo Bay have entered into a Combination Agreement dated as of June 10, 2002, which was amended by an amending agreement dated as of July 12, 2002 (as so amended, the “Combination Agreement”). Capitalized terms used herein, if not otherwise defined, shall have the meanings given to them in the Combination Agreement.

      B. Each of TVX and Echo Bay has executed a Consent, dated of even date herewith, in relation to the proposed repurchase by Omolon Gold Mining Company, a subsidiary of Kinross, of its outstanding shares (the “Consent”).

      C. Section 8.2 of the Combination Agreement provides that the Combination Agreement shall terminate at 11:59 on November 30, 2002 if the Effective Date has not then occurred unless the Parties have, prior thereto, agreed in writing to extend the Initial Termination Date.

      D. The Parties have determined that they will not be in a position to satisfy the conditions required to be satisfied in order for the Effective Date to occur on or before November 30, 2002.

      E. The Parties therefore have agreed to extend the Initial Termination Date and the Final Termination Date as set forth herein.

      NOW THEREFORE, in consideration of the covenants, promises and representations set forth herein and in the Combination Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree that the Combination Agreement shall be amended as follows:

      1.1 Definition of Initial Termination Date

      The definition of “Initial Termination Date” in section 1.1 of the Combination Agreement shall be deleted and replaced with the following definition:

      “Initial Termination Date” means January 31, 2003

      1.2 Definition of Final Termination Date

      The definition of “Final Termination Date” in section 1.1 of the Combination Agreement shall be deleted and replaced with the following definition:

      “Final Termination Date” means February 28, 2003.

      1.3 Terms of the Combination Agreement

      All terms and conditions of the Combination Agreement, as amended as set forth herein, and the provisions of the Consent, shall remain in full force and effect.

      1.4 Execution in Counterparts

      This Agreement may be executed in two or more identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one and the same instrument.

2

      IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

KINROSS GOLD CORPORATION

Per: “John Ivany”

TVX GOLD INC.

Per: “T. Sean Harvey”

ECHO BAY MINES LTD

Per: “Robert L. Leclerc”

3

EXHIBIT B

File No.

INTERIM ORDER AND NOTICE OF APPLICATION

SUPERIOR COURT OF ONTARIO

IN THE MATTER OF an application under section 192 of the Canada
Business Corporations Act, R.S.C. 1985, c. C-44, as amended

and an application under Rule of the Rules of Civil Procedure

AND IN THE MATTER OF a Proposed Plan of Arrangement
involving 4082389 Canada Inc., TVX Gold Inc.
and Echo Bay Mines Ltd.

THE HONOURABLE	)	● , THE ● DAY OF
)
JUSTICE	)	● , 2002

4082389 CANADA INC., TVX GOLD INC.

and ECHO BAY MINES LTD.

Applicants

INTERIM ORDER

      UPON THE JOINT APPLICATION of 4082389 Canada Inc. (“Kinross Subco”), TVX Gold Inc. (“TVX”) and Echo Bay Mines Ltd. (“Echo Bay”), pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the “CBCA”) for certain orders and directions in connection with a proposed arrangement under the provisions of the CBCA, heard, this  ●  day of        ●       , 2002 at        ●       , Toronto, Ontario;

      AND UPON BEING ADVISED that the Director appointed under section 260 of the CBCA (the “Director”) has been given notice of this application as required by section 192(5) of the CBCA and has advised that she does not intend to appear in person or by counsel or make any representations;

      AND UPON READING the notice of application, the notice of motion, and the affidavit of        ●       (the “Principal Affidavit”) sworn on        ●       , 2002 and filed and the exhibits attached thereto, including a form of Management Information Circular Supplement (the “Circular”) as Exhibit “A” and on hearing the submissions of counsel for the Applicants;

      IT IS HEREBY ORDERED AND DIRECTED THAT:

TVX Special Meeting

      1. TVX shall call, hold and conduct a special meeting (the “TVX Special Meeting”) of the registered holders (the “TVX Shareholders”) of common shares in the capital of TVX (“TVX Common Shares”) to be held at the City of Toronto in the Province of Ontario at        ●       (Toronto time) on or about        ●       for the purpose of (i) considering and, if deemed advisable, approving with or without variation, a special resolution substantially in the form of the TVX Special Resolution set forth in the TVX Notice of Special Meeting and Management Information Circular attached as Exhibit “B” to the Principal Affidavit (the “TVX Special Resolution”) approving the proposed arrangement (the “TVX Arrangement”) involving, inter alia, the amalgamation of TVX and Kinross Subco on the terms and conditions set forth in the Plan of Arrangement annexed as Exhibit C to the Circular; and (ii) transacting such other business as may properly be brought before the TVX Special Meeting.

      2. TVX, if it deems advisable, is specifically authorized to adjourn or postpone the TVX Special Meeting on one or more occasions, without the necessity of further order of the Court or first convening the TVX Special Meeting or first obtaining any vote of shareholders respecting the adjournment or postponement.

1

Notices

      3. TVX shall mail the TVX Notice of Special Meeting and the Management Information Circular (in substantially the form set forth as Exhibit “B” to the Principal Affidavit with such amendments as are not inconsistent with the provisions of this Order), appropriate forms of Proxy, the Circular (in substantially the form set forth as Exhibit “A” to the Principal Affidavit with such amendments as are not inconsistent with the provisions of this Order) and this Order to the TVX Shareholders as shown on the register or registers of shareholders at the close of business on        ●       (the “TVX Record Date”) by mailing the same by prepaid mail to such shareholders at the latest address for such shareholders as shown in the records of TVX or its registrar and transfer agent, and to the Director, at least 21 days prior to the date of the TVX Special Meeting, excluding the date of mailing and excluding the date of the TVX Special Meeting. Such mailing shall constitute good and sufficient service of notice of the Application for the Final Order, the TVX Special Meeting and the hearing in respect of the Final Order and no other form of service need be made or other material served on such persons.

      4. The accidental omission or delay in giving notice of the TVX Special Meeting or the non-receipt by any person of such notice shall not invalidate any resolution passed or proceedings taken at the TVX Special Meeting.

Conduct of TVX Special Meeting

      5. The TVX Special Meeting shall be called, held and conducted in accordance with the By-laws of TVX and the CBCA, subject to the provisions of this Order and to such modifications as may be adopted at the TVX Special Meeting.

      6. Each TVX Shareholder entitled to vote on the TVX Special Resolution shall be entitled to one vote for each TVX Common Share held.

      7. A quorum at the TVX Special Meeting shall be the holders of not less than 33 1/3% in aggregate of the TVX Common Shares entitled to vote on the TVX Special Resolution present, in person or by proxy, at the TVX Special Meeting, provided that if no quorum is present at the opening of the TVX Special Meeting, or if subsequent to the opening of the TVX Special Meeting there ceases to be a quorum present, holders of a majority of TVX Common Shares present in person or by proxy at the TVX Special Meeting may adjourn the TVX Special Meeting to a fixed time and place, for which adjourned meeting no further notice shall be required to be given, and the TVX Common Shareholders present, in person or by proxy, entitled to vote on the TVX Special Resolution shall constitute a quorum for the adjourned meeting.

      8. The TVX Special Meeting, once commenced, may be adjourned from time to time and no further notice of such adjournment or the holding of any adjourned meeting or meetings need be given thereafter.

      9. The majority required to pass the TVX Special Resolution at the TVX Special Meeting shall be not less than 66 2/3% of the votes cast by the TVX Shareholders who voted, in person or by proxy, in respect of the TVX Special Resolution.

      10. The only persons entitled to vote at the TVX Special Meeting, either in person or by proxy, shall be the TVX Shareholders as at the close of business on the TVX Record Date.

      11. The only persons entitled to attend and speak at the TVX Special Meeting shall be the TVX Shareholders or their authorized representatives, together with TVX’s directors and officers and its auditors, advisors and counsel and the Director.

TVX Dissent Rights

      12. A TVX Shareholder shall be permitted to dissent from the TVX Special Resolution in accordance with the provisions of section 190 of the CBCA, this Order and the Plan of Arrangement and to be paid by Kinross Gold Corporation (“Kinross”), the fair value of the TVX Common Shares in respect of which the TVX Shareholder dissents, determined as set out in the CBCA provided that the TVX Shareholder gives written objection to the TVX Special Resolution to Kinross on or before 5:00 p.m. (eastern time) on        ●       ; being the business day preceding the TVX Special Meeting, at Suite 5200, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y2 or to the Chairman of the TVX Special Meeting before the commencement of the TVX Special Meeting or any postponement or adjournment thereof and otherwise strictly complies with the requirements of section 190 of the CBCA. Kinross shall assume and

2

comply with the requirements of section 190 otherwise imposed on TVX, as if it were the corporation referred to in that section.

      13. A dissenting TVX Shareholder is entitled to appear at the hearing of the application by the Applicants to the Court for approval of the Arrangement, provided that such dissenting shareholder has filed and served a notice of intention to appear in accordance with paragraph 31 of this Order.

      14. Notice to the TVX Shareholders of their right to dissent with respect to the TVX Special Resolution and to receive, subject to the provisions of this Order, the fair value of their TVX Common Shares from Kinross shall be sufficiently given by including information with respectto this matter in the Circular to be sent to the TVX Shareholders in accordance with paragraph 2 of this Order.

Echo Bay Special Meeting

      15. Echo Bay shall call, hold and conduct a special meeting (the “Echo Bay Special Meeting”) of the registered holders (the “Echo Bay Shareholders”) of its common shares (the “Echo Bay Common Shares”) to be held at the City of        ●       , the Province of        ●       , at        ●       (Toronto time) on the  ●  day of        ●       , 2002, for the purpose of (i) considering and, if deemed advisable, approving with or without variation, a special resolution substantially in the form of the Echo Bay Special Resolution set forth in the Echo Bay Notice of Special Meeting and Management Information Circular attached as Exhibit “C” to the Principal Affidavit (the “Echo Bay Special Resolution”) approving the proposed arrangement (the “Echo Bay Arrangement”) involving the exchange of Echo Bay Common Shares for common shares of Kinross on the terms and conditions set forth in the Plan of Arrangement annexed as Exhibit C to the Circular; and (ii) transacting such other business as may properly be brought before the Echo Bay Special Meeting.

      16. Echo Bay, if it deems advisable, is specifically authorized to adjourn or postpone the Echo Bay Special Meeting on one or more occasions, without the necessity of further order of the Court or first convening the Echo Bay Special Meeting or first obtaining any vote of shareholders respecting the adjournment or postponement.

Notices

      17. Echo Bay shall mail the Echo Bay Notice of the Special Meeting and Management Information Circular (in substantially the form set forth as Exhibit “C” to the Principal Affidavit, with such amendments as are not inconsistent with the provisions of this Order) appropriate forms of Proxy, the Circular (in substantially the form set forth as Exhibit “A” to the Principal Affidavit with such amendments as are not inconsistent with the provisions of this Order) and this Order to the holders of Echo Bay Common Shares at the close of business on        ●       (the “Echo Bay Record Date”) by mailing the same by prepaid mail to such shareholders at the latest address for such shareholders as shown in the records of Echo Bay or its registrar and transfer agent and to the Director, at least 21 days prior to the date of the Echo Bay Special Meeting, excluding the date of mailing and excluding the date of the Echo Bay Special Meeting. Such mailing shall constitute good and sufficient service of notice of the Application for the Final Order, the Echo Bay Special Meeting and the hearing in respect of the Final Order and no other form of service need be made or other material served on such persons.

      18. The accidental delay or omission in giving notice of the Echo Bay Special Meeting, or the non-receipt of such notice by any person shall not invalidate any resolution passed or proceedings taken at the Echo Bay Special Meeting.

Conduct of Echo Bay Special Meeting

      19. The Echo Bay Special Meeting shall be called, held and conducted in accordance with the By-laws of Echo Bay and the CBCA, subject to the provisions of this Order and to such modifications as may be adopted at the Echo Bay Special Meeting.

      20. Each Echo Bay Shareholder entitled to vote on the Echo Bay Special Resolution shall be entitled to one vote for each Echo Bay Common Share held.

      21. A quorum at the Echo Bay Special Meeting shall be the holders of a majority of the shares entitled to vote on the Echo Bay Special Resolution, present in person or by proxy cat the Echo Bay Special Meeting, provided that if no quorum is present within 30 minutes of the appointed time of the Echo Bay Special Meeting, such meeting shall stand

3

adjourned for 24 hours at the same time and place, for which adjourned meeting no further notice shall be required to be given and the Echo Bay Shareholders present, in person or by proxy, entitled to vote at the Echo Bay Special Meeting shall constitute a quorum for the adjourned meeting.

      22. The Echo Bay Special Meeting, once commenced, may be adjourned from time to time and no further notice of such adjournment or the holding of any adjourned meeting or meetings need be given thereafter.

      23. The majority required to pass the Echo Bay Special Resolution at the Echo Bay Special Meeting shall be not less than 66 2/3 % of the votes cast by Echo Bay Shareholders who voted, in person or by proxy, in respect of the Echo Bay Special Resolution.

      24. The only persons entitled to vote at the Echo Bay Special Meeting, either in person or by proxy, shall be the Echo Bay Shareholders, as at the close of business on the Echo Bay Record Date.

      25. The only persons entitled to attend and speak at the Echo Bay Special Meeting shall be the Echo Bay Shareholders or their authorized representatives, together with Echo Bay’s directors and officers and it auditors, advisors and counsel and the Director.

Echo Bay Dissent Rights

      26. An Echo Bay Shareholder shall be permitted to dissent from the Echo Bay Special Resolution in accordance with the provisions of section 190 of the CBCA, this Order and the Plan of Arrangement and to be paid by Kinross the fair value of the Echo Bay Common Shares in respect of which the Echo Bay Shareholder dissents, determined as set out in the CBCA provided that the Echo Bay Shareholder gives written objection to the Echo Bay Special Resolution to Kinross on or before 5:00 p.m. (eastern time) on        ●       ; being the business day preceding the Echo Bay Special Meeting, at Suite 5200, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y2 or to the Chairman of the Echo Bay Special Meeting before the commencement of the Echo Bay Special Meeting and otherwise strictly complies with the requirements of section 190 of the CBCA. Kinross shall assume and comply with the requirements of section 190 otherwise imposed on Echo Bay, as if it were the corporation referred to in that section.

      27. A dissenting Echo Bay Shareholder is entitled to appear at the hearing of the application by Kinross Subco to the Court for approval of the Arrangement, provided that such dissenting shareholder has filed and served a notice of intention to appear in accordance with paragraph 31 of this Order.

      28. Notice to the Echo Bay Shareholders of their right to dissent with respect to the Echo Bay Special Resolution and to receive, subject to the provisions of this Order, the fair value of their Echo Bay Common Shares from Kinross shall be sufficiently given by including information with respect this matter in the Circular to be sent to the Echo Bay Shareholders in accordance with paragraph 17 of this Order.

Application by Kinross Subco, TVX and Echo Bay for Final Order

      29. Upon the holding of the TVX Special Meeting and the Echo Bay Special Meeting in the manner set forth in this Order and approval of the TVX Special Resolution and the Echo Bay Special Resolution in the manner set forth in this Order, Kinross Subco may apply for approval of the TVX Arrangement and the Echo Bay Arrangement, which together comprise the Arrangement, on its own behalf and on behalf of TVX and Echo Bay, which application shall be heard at the        ●       on        ●       at        ●       (eastern time), or so soon thereafter as counsel may be heard.

      30. The mailing of the materials referred to in paragraphs 2 and 17 above in accordance with the provisions of this Order shall constitute good and sufficient service of the within proceedings, this Order, and the application for the Final Order approving the Arrangement upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings and service of the Petition and the Principal Affidavit, filed herein, is dispensed with except as to service of the Petition and the Principal Affidavit on the Director.

      31. Persons desiring to appear at the hearing on        ●       , are required to file with the Court and serve on Kinross Subco, TVX and Echo Bay on or before        ●       , a notice of their intention to appear, including their addresses for service in Toronto, Ontario (or alternatively a telecopier number for service by telecopy), together with any evidence or material which is to be presented to the Court. Service on Kinross Subco is to be effected by delivery to the solicitors for Kinross Subco at:

4

Blake, Cassels & Graydon LLP
Suite 2800, Box 25
Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1A9

Attention: Jeff Galway

Fax: (416) 863-2653

      Service on TVX is to be effected by delivery to the solicitors for TVX at:

Fasken Martineau DuMoulin LLP
42nd Floor
Toronto-Dominion Tower
Toronto Dominion Centre
Toronto, Ontario
M5K 1N6

Attention: Jonathan A. Levin

Fax: (416) 364-7813

      Service on Echo Bay is to be effected by delivery to the solicitors for Echo Bay at:

Fraser Milner Casgrain LLP
3000, 237 4th Avenue S.W.
Calgary, Alberta
T2P 4X7

Attention: David R.J. Lefebvre

Fax: (403) 268-3100

      32. In the event that the application for final approval of the Arrangement on        ●       is adjourned, then, subject to further order of this Court, only those persons having previously served a notice of intention to appear in accordance with paragraph 31 hereof shall have to be given notice of the adjournment date.

      33. In addition to service of this Order in accordance with paragraphs 2 and 17 above, service of this Order shall be made upon all such persons who appeared in this application either by counsel or in person and upon the Director.

Variation of Order

      34. Kinross Subco, TVX and Echo Bay (and such other persons as this Court may consider to be affected by this Arrangement) and may at any time seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

(signed) ●

ENTERED at the City of Toronto,

in the Province of Ontario, this        ●
day of        ●       , 2002.

(signed) Clerk of the Superior Court of Ontario

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EXHIBIT C

PLAN OF ARRANGEMENT

      IN THE MATTER OF THE ARRANGEMENT among 4082389 Canada Inc., TVX Gold Inc. and Echo Bay Mines Ltd. pursuant to section 192 of the Canada Business Corporations Act.

ARTICLE 1

INTERPRETATION

1.1 Definitions

      In this Plan of Arrangement, unless the context otherwise requires:

      “Amalco” means the corporation resulting from the amalgamation of Kinross Subco and TVX as a part of the Arrangement;

      “Amalco Common Shares” means the common shares in the capital of Amalco;

      “Arrangement” means the arrangement involving Kinross Subco, TVX and Echo Bay under the provisions of the CBCA on the terms and conditions set forth in this Plan of Arrangement resulting, inter alia, in the issuance of Kinross Shares to the holders of record immediately prior to the Effective Date of the TVX Common Shares and of the Echo Bay Common Shares;

      “Articles of Arrangement” means the articles of arrangement concerning the Arrangement of Kinross Subco, TVX and Echo Bay required under the CBCA to be filed with the Director after the Final Order is made;

      “Business Day” means any day, other than Saturday, Sunday and a statutory or civic holiday in the place where the action is to be taken;

      “CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and the regulations thereunder;

      “Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, endorsed by the Director, issued pursuant to subsection 192(7) of the CBCA;

      “Combination” means the Purchase and the Arrangement;

      “Combination Agreement” means the agreement made as of the 10th day of June, 2002 among Kinross, TVX and Echo Bay, as amended as of July 12, 2002, for the purpose of entering into the Combination, as the same may be amended, supplemented or restated from time to time;

      “Court” means the Superior Court of Ontario;

      “Depositary” means Computershare Trust Company of Canada;

      “Director” means the Director appointed pursuant to Section 260 of the CBCA;

      “Dissent Rights” means the rights of dissent that may be exercised by registered holders of TVX Common Shares or Echo Bay Common Shares as set out in Section 4.1 hereof;

      “Dissenting Shareholder” means a registered holder of TVX Common Shares or Echo Bay Common Shares who exercises the Dissent Right;

      “Echo Bay” means Echo Bay Mines Ltd., a corporation governed by the CBCA;

      “Echo Bay Common Shares” means the common shares in the capital of Echo Bay outstanding immediately prior to the Effective Date;

      “Echo Bay Stock Options” means all options to purchase Echo Bay Common Shares issued prior to the Effective Date and in full force and effect on the Effective Date pursuant to the Echo Bay stock option, as that plan may be amended, if necessary, prior to the Effective Date;

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      “Echo Bay Warrants” means the warrants to purchase Echo Bay Common Shares issued pursuant to the Warrant Indenture;

      “Effective Date” means the date shown on the Certificate of Arrangement;

      “Effective Time” means [5:00 p.m]. Eastern Time on the Effective Date;

      “Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

      “Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other governmental or public department, central bank, court, tribunal, arbitral body, commission, stock exchange, self-regulated securities market, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

      “Interim Order” means the interim order of the Court containing declarations and directions with respect to the Arrangement;

      “Kinross” means Kinross Gold Corporation, a corporation governed by the Business Corporations Act (Ontario);

      “Kinross Common Shares” means the common shares in the capital of Kinross prior to the Kinross Share Consolidation;

      “Kinross Meeting” means the special meeting of holders of the Kinross Common Shares called for the purpose of considering and, if thought fit, approving the Kinross Share Consolidation, approving the Kinross Share Issuance, approving the termination of Kinross’ shareholder rights plan and electing four additional directors of Kinross;

      “Kinross Share Consolidation” means the consolidation of the Kinross Common Shares on a one-for-three basis;

      “Kinross Share Issuance” means the issue of Kinross Shares pursuant to (a) the Arrangement, (b) the exercise after the Effective Date of any Stock Options and (c) the exercise after the Effective Date of any Warrants which have not been exercised prior to the Effective Date;

      “Kinross Shares” means the common shares in the capital of Kinross immediately after the filing of Articles of Amendment, if any, approved at the Kinross Meeting giving effect to the Kinross Share Consolidation or, in the absence of such filing, means the Kinross Common Shares;

      “Kinross Subco” means 4082389 Canada Inc., a corporation incorporated under the CBCA;

      “Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgements or other requirements of any Governmental Entity;

      “Meetings” means

(i)	the Kinross Meeting;

(ii)	the special meeting of the holders of TVX Common Shares called for the purpose of considering and, if thought fit, approving the Arrangement; and

(iii)	the special meeting of the holders of Echo Bay Common Shares called for the purpose of considering and, if thought fit, approving the Arrangement;

      “Parties” means Kinross, TVX and Echo Bay;

      “Person” includes an individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative or government, including any Governmental Entity;

      “Plan of Arrangement” means this Plan of Arrangement involving Kinross Subco, TVX and Echo Bay, as such plan may be amended, modified or supplemented from time to time in accordance with the provisions hereof or any order of the Court;

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      “Purchase” means the purchase by TVX of the interest owned indirectly by Newmont Mining Corporation in the business venture formed by TVX with certain subsidiaries of Newmont Mining Corporation to explore, develop and operate gold properties in North America and South America;

      “Stock Options” means the Echo Bay Stock Options and the TVX Stock Options;

      “TVX” means TVX Gold Inc., a corporation governed by the CBCA;

      “TVX Common Shares” means the common shares in the capital of TVX outstanding immediately prior to the Effective Date;

      “TVX Stock Options” means all options to purchase TVX Common Shares issued prior to the Effective Date and in full force and effect on the Effective Date pursuant to the TVX stock option plan as that plan may be amended, if necessary, prior to the Effective Date;

      “TVX Warrant” means the warrant certificate evidencing the right to purchase 8,000 TVX Common Shares dated August 13, 1999;

      “Warrants” means the Echo Bay Warrants and the TVX Warrant; and

      “Warrant Indenture” means the Warrant Indenture dated May 9, 2002 between Echo Bay and Computershare Trust Company of Canada providing for the issue of 39,100,000 Echo Bay share purchase warrants.

1.2 Interpretation Not Affected by Headings

      The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3 Article References

      Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection or paragraph by number or letter or both refer to the Article, Section, subsection or paragraph, respectively, bearing that designation in this Plan of Arrangement.

1.4 Number and Gender

      In this Plan of Arrangement, unless the contrary intention appears, words importing the singular number only shall include the plural and vice-versa, and words importing the use of any gender shall include all genders.

1.5 Date for Any Action

      If the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 Governing Law

      This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.7 Payments

      Any payments to be made hereunder, including payments or exchanges of shares and in respect of fractional securities shall be made without interest and less any tax required by applicable Laws to be deducted and withheld.

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ARTICLE 2

PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1 The Combination Agreement

      The Arrangement is made pursuant to and subject to the provisions of the Combination Agreement.

2.2 The Effective Time

      This Plan of Arrangement will, upon filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, become effective in the sequence set out in Section 3.2 (except as otherwise provided therein) and will be binding from and after the Effective Time.

2.3 Conditions Precedent

      The implementation of this Plan of Arrangement is expressly subject to the fulfilment or waiver, by the Party or Parties thereto entitled, of the conditions precedent set out in the Combination Agreement.

ARTICLE 3

THE ARRANGEMENT

3.1 Effectiveness

      Subject to the terms of the Combination Agreement, the Arrangement will become effective in the sequence set out in Section 3.2 (except as otherwise provided therein) and will be binding from and after the Effective Time on Kinross Subco, TVX and Echo Bay and all registered and beneficial holders of TVX Common Shares, Echo Bay Common Shares, Stock Options and Warrants.

3.2 The Arrangement

      On the Effective Date and commencing at the Effective Time, immediately following completion of the Purchase, the following shall occur or be deemed to have occurred in the following order without further act or formality:

(a)	Kinross Subco shall amalgamate with TVX to form Amalco;

(b)	as a result of the amalgamation, holders of TVX Common Shares (other than Kinross) will receive for each TVX Common Share held:

(i)	2.1667 Kinross Shares, if the Kinross Share Consolidation has been completed prior to the Effective Time; or

(ii)	6.5 Kinross Common Shares, if the Kinross Share Consolidation has not been completed prior to the Effective Time;

(c)	as a result of the amalgamation, Kinross, as the sole shareholder of Kinross Subco, will receive one Amalco Common Share in exchange for each common share of Kinross Subco held by Kinross and will receive one Amalco Common Share for all TVX Common Shares, if any, held or acquired by Kinross pursuant to the exercise of dissent rights;

(d)	all right, title and interest of the registered and beneficial holders of the Echo Bay Common Shares, in Echo Bay Common Shares (other than Kinross), free and clear of any encumbrances, shall be directly transferred and assigned to Kinross, in consideration for Kinross Shares, on the basis of 0.1733 Kinross Share for each Echo Bay Common Share (or 0.52 Kinross Common Shares, if the Kinross Share Consolidation has not been completed prior to the Effective Date), with the result that Kinross will be the registered and beneficial owner of all Echo Bay Common Shares;

(e)	in accordance with the terms of the TVX Options, each holder of a TVX Option shall be entitled to receive upon the subsequent exercise of such holder’s TVX Option, in accordance with its terms, and shall accept in lieu of the number of TVX Common Shares to which such holder was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of Kinross Shares

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that such holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement, if, on the Effective Date such holder had been the registered holder of the number of TVX Common Shares to which such holder was theretofore entitled upon such exercise. Kinross shall issue from time to time Kinross Shares on exercise of TVX Options in consideration for payment by Amalco to Kinross of the fair market value of such Kinross Shares;

(f)	in accordance with the terms of the Echo Bay Options, each holder of an Echo Bay Option shall be entitled to receive upon the subsequent exercise of such holder’s Echo Bay Option, in accordance with its terms, and shall accept in lieu of the number of Echo Bay Common Shares to which such holder was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of Kinross Shares that such holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement, if, on the Effective Date, such holder had been the registered holder of the number of Echo Bay Common Shares to which such holder was theretofore entitled upon such exercise. Kinross shall issue from time to time Kinross Shares on exercise of Echo Bay Options, in consideration for payment by Echo Bay to Kinross of the fair market value of such Kinross Shares;

(g)	in accordance with the terms of the TVX Warrant, the holder of the TVX Warrant shall be entitled to receive upon subsequent exercise of the TVX Warrant in accordance with its terms, and shall accept in lieu of the number of TVX Common Shares to which such holder was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, the aggregate number of Kinross Shares that such holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement, if, on the Effective Date, such holder had been the registered holder of the number of TVX Common Shares to which such holder was theretofore entitled upon such exercise. Kinross shall issue Kinross Shares on exercise of the TVX Warrant; and

(h)	in accordance with the terms of the Warrant Indenture, each holder of an Echo Bay Warrant shall be entitled to receive upon the subsequent exercise of such holder’s Echo Bay Warrant, in accordance with its terms, and shall accept in lieu of the number of Echo Bay Common Shares to which such holder was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, the aggregate number of Kinross Shares that such holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement, if, on the Effective Date, such holder had been the registered holder of the number of Echo Bay Common Shares to which such holder was theretofore entitled upon such exercise. Kinross shall issue from time to time Kinross Shares on exercise of Echo Bay Warrants.

ARTICLE FOUR

RIGHTS OF DISSENT

4.1 Dissent Rights

      Registered holders of TVX Common Shares and registered holders of Echo Bay Common Shares may exercise rights of dissent in connection with the Plan of Arrangement (the “Dissent Right”) in the manner set forth in section 190 of the CBCA (as modified by the Interim Order, the Final Order and this Section 4.1) as if that section (as so modified) was applicable to such registered holders. Dissenting Shareholders who:

(a)	are ultimately entitled to be paid fair value for their TVX Common Shares shall have transferred and be deemed to have transferred their TVX Common Shares to Kinross at the Effective Time prior to the occurrence of any of the steps described in Section 3.2;

(b)	are ultimately entitled to be paid fair value for their Echo Bay Common Shares shall have transferred and be deemed to have transferred their Echo Bay Common Shares to Kinross at the Effective Time prior to the occurrence of any of the steps described in Section 3.2;

(c)	are ultimately not entitled to be paid fair value, for any reason, for their TVX Common Shares shall have participated and shall be deemed to have participated in the Plan of Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time and shall receive Kinross Shares on the basis set forth in Article 3; or

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(d)	are ultimately not entitled to be paid fair value, for any reason, for their Echo Bay Common Shares shall have participated and shall be deemed to have participated in the Plan of Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time and shall receive Kinross Shares on the basis set forth in Article 3.

Section 4.2 Dissenting Shareholders

      In no circumstances shall Kinross, TVX, Echo Bay, the transfer agent of any of those companies or any other Person be required to recognize a Dissenting Shareholder as a holder of TVX Common Shares or Echo Bay Common Shares and the names of each Dissenting Shareholder shall be deleted from the register of holders of TVX Common Shares or Echo Bay Common Shares, as the case may be, as at the Effective Time.

ARTICLE FIVE

CERTIFICATES; FRACTIONAL SHARES

Section 5.1 TVX Common Share Certificates

      From and after the Effective Time, certificates formerly representing TVX Common Shares shall represent and be deemed to represent only the right to receive Kinross Shares in accordance with this Plan of Arrangement, subject to compliance with the provisions of Section 5.2 hereof.

Section 5.2 Exchange of TVX Common Share Certificates

      A holder of TVX Common Shares at the Effective Time shall be entitled to receive the certificates representing Kinross Shares to which such holder is entitled pursuant to the provisions hereof as soon as practical after the Effective Date upon delivery to Kinross or the Depositary of a duly completed letter of transmittal and the certificates formerly representing TVX Common Shares. As soon as possible after the Effective Date a letter of transmittal will be furnished to each registered holder of TVX Common Shares. The Depositary shall register and make available or send certificates representing Kinross Shares as directed in each properly completed letter of transmittal. Notwithstanding any of the other provisions hereof, any certificate which immediately prior to the Effective Time represented outstanding TVX Common Shares that were exchanged for Kinross Shares in connection with the amalgamation of Kinross Subco and TVX shall cease to represent a claim or interest of any kind or nature against TVX and, if it has not been surrendered with all other instruments required by this Section 5.2 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature against Kinross. In such circumstances, the Person ultimately entitled to any certificate hereunder shall be deemed to have surrendered such entitlement to Kinross together with all entitlement to dividends, distributions and cash for fractional interest therein held for such former holder of TVX Common Shares for no consideration.

Section 5.3 Echo Bay Share Certificates

      From and after the Effective Time, certificates formerly representing Echo Bay Common Shares shall represent and be deemed to represent only the right to receive Kinross Shares in accordance with this Plan of Arrangement, subject to compliance with the provisions of Section 5.4 hereof.

Section 5.4 Exchange of Echo Bay Share Certificates

      A holder of Echo Bay Common Shares at the Effective Time shall be entitled to receive the certificates representing Kinross Shares to which such holder is entitled pursuant to the provisions hereof as soon as practical after the Effective Date upon delivery to Kinross or the Depositary of a duly completed letter of transmittal and the certificates formerly representing Echo Bay Common Shares. As soon as possible after the Effective Date a letter of transmittal will be furnished to each registered holder of Echo Bay Common Shares. The Depositary shall register and make available or send certificates representing Kinross Shares as directed in each properly completed letter of transmittal. Notwithstanding any of the other provisions hereof, any certificate which immediately prior to the Effective Time represented outstanding Echo Bay Common Shares that were exchanged for Kinross Shares in connection with this Plan of Arrangement shall cease to represent a claim or interest of any kind or nature against Echo Bay and, if it has not been surrendered with all other instruments required by this Section 5.4 on or prior to the sixth anniversary of

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the Effective Date, shall cease to represent a claim or interest of any kind or nature against Kinross. In such circumstances, the Person ultimately entitled to any certificate hereunder shall be deemed to have surrendered such entitlement to Kinross together with all entitlement to dividends, distributions and cash for fractional interest thereon held for such former holder of Echo Bay Common Shares for no consideration.

Section 5.5 Fractional Shares

      No fractional Kinross Shares will be issued in connection with the foregoing and any holder of TVX Common Shares, Echo Bay Common Shares or Stock Options otherwise entitled to receive a fraction of a Kinross Share shall instead receive an amount in cash determined on the basis that each Kinross Share has a value equal to the volume-weighted average price of the Kinross Shares on the Toronto Stock Exchange on the first five trading days on which such shares trade on such exchange immediately following the Effective Date.

ARTICLE SIX

GENERAL

Section 6.1 Effectiveness

      No portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

Section 6.2 Paramountcy

      From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all TVX Common Shares, Echo Bay Common Shares, Stock Options and Warrants issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of TVX Common Shares, Echo Bay Common Shares, Stock Options, Warrants, any trustee or transfer agent therefore, Kinross Subco, TVX and Echo Bay shall be solely as provided for in this Plan of Arrangement and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any TVX Common Shares, Echo Bay Common Shares, Stock Options or Warrants shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Section 6.3 Amendment

(1)	The Parties reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time provided that any such amendment, modification or supplement must be contained in a written document which is (i) agreed to by the Parties pursuant to the Combination Agreement, (ii) filed with the Court and, if made following the Meetings (or any of them) approved by the Court and (iii) if so required, communicated to shareholders in the manner required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties at any time prior to or at the Meetings, with or without any prior notice or communication, and if so proposed and accepted by the persons voting at the Meetings (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meetings shall be effective only if it is agreed to by the Parties pursuant to the Combination Agreement.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by the Parties after the Effective Date without the approval of the shareholders of each such Party, provided that (i) it is agreed to by the Parties pursuant to the Combination Agreement and (ii) it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the shareholders of such Party.

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Section 6.4 Termination

      At any time up until the time the Final Order is made, the Parties may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding any prior approvals given at any of the Meetings. In addition to the foregoing, this Plan of Arrangement shall automatically and without notice, terminate immediately and be of no further force or effect, upon the termination of the Combination Agreement in accordance with its terms.

Section 6.5 Further Assurances

      Notwithstanding that the transaction and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any additional act or formality, each of the Persons affected hereby shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by the Parties in order to implement this Plan of Arrangement.

Section 6.6 Notices

      Any notice, consent, waiver, direction or other communication required or permitted to be given under this Plan of Arrangement shall be in writing and shall refer to this Plan of Arrangement and may be made or given by the Person making or giving it or by any agent of such Person authorized for that purpose by personal delivery, by prepaid mail or by telecopier addressed to the respective Parties as follows:

(a) if to Kinross Subco:

Kinross Gold Corporation
52nd Floor
Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3Y2

Attention: John W. Ivany

Executive Vice-President
Fax: (416) 363-6622

(b)	if to TVX:

TVX Gold Inc.

Suite 1200
220 Bay Street
Toronto, Ontario
M5J 2W4

Attention: T. Sean Harvey

President and Chief Executive Officer
Fax: (416) 366-0832

(c) if to Echo Bay:

Echo Bay Mines Ltd.
Manulife Place
Suite 1210
10180 101 Street
Edmonton, Alberta
T5J 3S4

Attention: Robert Leclerc

Chairman and Chief Executive Officer
Fax: (780) 424-4684

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(d)	if to a shareholder of Kinross, TVX or Echo Bay to the last known address for such shareholder as shown on the books maintained by the transfer agent of each Party.

      Any such notice, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if prior to 4:00 p.m. at the place of receipt on a Business Day, or if not, on the next Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received on a day other than a Business Day or after 4:00 p.m. at the place of receipt on a Business Day in which case it shall be deemed to have been given and received on the next Business Day. Any such address for service or facsimile number may be changed by notice given as aforesaid.

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EXHIBIT D

SECTION 190 OF THE

CANADA BUSINESS CORPORATIONS ACT

      190. (1) Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

      (2) Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

      (2.1) If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

      (3) Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

      (4) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of dissenting shareholder.

      (5) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

      (6) Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

      (7) Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

      (8) Share Certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

      (9) Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

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      (10) Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

      (11) Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

      (12) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

      (13) Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

      (14) Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

      (15) Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

      (16) Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

      (17) Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

      (18) No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

      (19) Parties — On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

      (20) Powers of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

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      (21) Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

      (22) Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

      (23) Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

      (24) Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

      (25) Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

      (26) Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

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